As filed with the Securities and Exchange	Registration No. 333-162593
Commission on February 25, 2010	Registration No. 811-02512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. 1 [X]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. [X]

(Check appropriate box or boxes.)

Variable Annuity Account B
(Exact Name of Registrant)
of

ING LIFE INSURANCE AND ANNUITY COMPANY
(Name of Depositor)

One Orange Way
Windsor, Connecticut 06095-4774
(860) 580-4646
(Address and Telephone Number of Depositor’s Principal Office)

John S. (Scott) Kreighbaum, Esq.
ING
1475 Dunwoody Drive
West Chester, PA 19380-1478
(610) 425-3404
(Name and Address of Agent for Service of Process)

Approximate Date of Proposed Public Offering: As soon as practical after the effective date of the Registration Statement It is proposed that this filing will become effective (check appropriate box):

[ ]	immediately upon filing pursuant to paragraph (b) of Rule 485
[ ]	on ____________, pursuant to paragraph (b) of Rule 485
[ ]	60 days after filing pursuant to paragraph (a)(1)
[ ]	on ____________, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
[ ]	This post-effective amendment designates a new effective date for a previously filed post-
effective amendment
Title of Securities Being Registered:
Modified Single Premium Deferred Variable Annuity Contract

PART A

PROSPECTUS

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ING Select Opportunities
Modified Single Premium Deferred Variable Annuity Contract

Issued By ING Life Insurance and Annuity Company
Through Its Variable Annuity Account B

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This prospectus sets forth the information you ought to know before investing. You should keep the prospectus for future reference.
Additional information has been filed with the Securities and Exchange Commission (SEC) and is available upon written or oral request without charge, including the Statement of Additional Information (SAI) dated February 25 , 2010.

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The SAI is incorporated by reference into the prospectus, and
its table of contents appears on page 57 .		How to reach us…
Customer Service Center
The SEC maintains a web site (www.sec.gov) that contains the	Call:	(888) 854-5950
SAI, material incorporated by reference, and other information	Write:	P.O. Box 10450, Des Moines, Iowa
about us, which we file electronically. The reference number		50306-0450
assigned to this Contract is 333-162593.	Visit:	www.ingannuities.com

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The variable sub-accounts currently available under your Contract…

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ING BlackRock Inflation Protected Bond Portfolio	ING RussellTM Large Cap Value Index Portfolio
ING Dow Jones Euro STOXX 50® Index Portfolio	ING RussellTM Mid Cap Index Portfolio
ING International Index Portfolio	ING RussellTM Small Cap Index Portfolio
ING Money Market Portfolio	ING Stock Index Portfolio
ING RussellTM Large Cap Growth Index Portfolio	ING U.S. Bond Index Portfolio

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The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

NOT: FDIC/NCUA INSURED; A DEPOSIT OF A BANK; BANK GUARANTEED; OR INSURED
BY ANY FEDERAL GOVERNMENT AGENCY. MAY LOSE VALUE.

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RIGHT TO EXAMINE AND RETURN THIS CONTRACT: You may return the
Contract within 10 days of its receipt (or longer as state law may require or when issued as a replacement contract). If so returned, we will promptly pay you the amount required
by the state in which the Contract was issued. Where applicable, this amount may be more or less than the Premium paid, depending on the investment results of the variable sub-accounts.
See page 44 .

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EXCHANGES: Your agent should only recommend an exchange (replacement) if it is in your best interest and only after evaluating your personal and financial situation and needs, tolerance for risk and the financial ability to pay for the Contract.

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February 25 , 2010

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We pay compensation to broker/dealers whose registered representatives sell the Contract. See page 46 .

2 February 25 , 2010

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Contents

Contents	3	Systematic Withdrawals	34
Glossary______________________________________ 4		Surrender Charges on Systematic Withdrawals	34
Synopsis – The Contract	7	Withdrawals from Individual Retirement Annuities____ 35
Synopsis – Fees and Expenses	9	Variable Sub-account Transfers (Excessive Trading
Condensed Financial Information	11	Policy)	35
Accumulation Value	11	Limits on Frequent or Disruptive Transfers	35
Financial Statements______________________________11		Excessive Trading Policy	36
ING Life Insurance and Annuity Company_______ 11		Limits Imposed by the Underlying Investment Portfolios 37
Organization and Operation	11	Agreements to Share Information with Fund Companies 37
Regulatory Matters	12	Dollar Cost Averaging	37
Product Regulation ___________________________________12		Elective Automatic Rebalancing	38
Variable Annuity Account B and its Variable Sub-		Death Benefit	38
accounts	13	Spousal Beneficiary Contract Continuation___________ 39
Organization and Operation	13	Payment of the Proceeds to a Spousal or Non-spousal
Variable Sub-accounts	13	Beneficiary	40

Fees Deducted by the Underlying Investment Portfolios_[14]		Annuity Death Benefit Plans Once and Annuity Annuity Payments Payments Have Begun	40 40
Variable Sub-account Classifications for MGWB and
Required Automatic Rebalancing	15	Annuity Commencement Date	40
Changes to a Variable Sub-account and/or Variable Annuity		The Annuity Plans	41
Account B	17	Annuity Payments	41
Fees and Expenses	17	Death of the Annuitant____________________________ 43
Surrender Charge	17	Other Important Information	43
Premium Tax____________________________________ 19		Reports to Contract Owners	43
Annual Administrative Charge	19	Suspension of Payments	43
Excess Transfer Charge	20	Misstatement Made by Owner in Connection with Purchase
Redemption Fees	20	of this Contract	44
Mortality & Expense Risk Charge	20	Insurable Interest	44
MGWB Charge	20	Assignment	44
Consolidated Charge Deduction Option	21	Contract Changes	44
Underlying Investment Portfolio Expenses____________ 21		Right to Examine and Return this Contract	44
Types of Revenue Received from Affiliated Funds __________21		Non-Waiver_____________________________________ 46
The Annuity Contract	22	Special Arrangements	46
Owner	22	Selling the Contract	46
Joint Owner	22	Voting Rights	48
Annuitant and Contingent Annuitant	22	State Regulation	48

Change Beneficiary of Owner or Beneficiary	23 [23]	United Legal Proceedings________________________________ States Federal Income Tax Considerations _ 49 48
Contract Purchase Requirements	24	Introduction	49
Availability of the Contract	25	Types of Contracts: Non-Qualified and Qualified	49
Crediting of Premium Payments	25	Taxation of Non-Qualified Contracts	49
Administrative Procedures_________________________26		Premiums	49
Other Contracts	26	Taxation of Gains Prior to Distribution	49
		Taxation of Distributions	50
Minimum Guaranteed Withdrawal Benefit	26	Taxation of Qualified Contracts	53
Highlights_______________________________________ 26		General	53
MGWB Base	26	Tax Deferral	53
Withdrawals and Excess Withdrawals	26	Premiums	54
Ratchets	28	Distributions – General	54
Lifetime Withdrawal Phase	29	Withholding_________________________________________ 55
Maximum Annual Withdrawal	29	Assignment and Other Transfers	56
Required Minimum Distributions	30	Possible Changes in Taxation	56

Lifetime Automatic Periodic Benefit Status	[31]	Statement Taxation of of Company_____________________________ Additional Information	57 56
Death of Owner or Annuitant and Spousal Continuation of
the MGWB	32
Surrender and Withdrawals	32
Cash Surrender Value	33
Withdrawals	33
Regular Withdrawals	33

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Glossary
This glossary defines the special terms used throughout the prospectus. A special term used in only one section of the prospectus is defined there. The page references are to sections of the prospectus where more information can be found.

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Accumulation Value – The sum of the Accumulation Values	Death Benefit – The amount payable to the Beneficiary upon
in each of the variable sub-accounts. Each variable sub-	death of any Owner (or, if the Owner is not a natural
account is valued at the close of each Business Day for	person, upon the death of the Annuitant) (1) prior to the
the preceding Valuation Period. See page 11 .	Annuity Commencement Date (see page 40 ) and
Additional Premium – Any payment, other than the Initial	before the Contract Enters Lifetime Automatic Periodic
Premium, made by you and accepted by us for this	Benefit Status (see page 31 ), or (2) while the
Contract. See page 24 .	Table 2 Annuity Plan for a non-qualified Contract or Roth
Annuitant – The individual designated by you and upon	IRA Contract is in effect (see page 41 ) and before
whose life Annuity Payments and Minimum	the Contract enters Lifetime Automatic Periodic Benefit
Guaranteed Withdrawal Benefits are based.	Status (see page 31 ).
See page 22 .	Endorsements – Attachments to this Contract that add to,
Annuity Commencement Date – The date on which Annuity	amend, change, modify or supersede the Contract’s terms
Payments commence. See page 40 .	or provisions.
Annuity Payments – Periodic payments made by us to you	Excess Transfer – Any transfer after 12 transfers have
or, subject to our consent in the event the payee is not a	occurred within any Contract Year.
natural person, to a payee designated by you. See page	Excess Transfer Charge – The charge we may access on
40 . For Contracts issued in Oregon, payments to a	each Excess Transfer. See page 20 .
non-natural person are not subject to our consent.	Excess Withdrawal – Any Withdrawal taken before the
Annuity Plan – An option elected by you, or the contractually	Annuitant reaches the Lifetime Withdrawal Eligibility
designated default option if none is elected, that	Age, other than a request for the payment of Investment
determines the frequency, duration and amount of the	Advisory Fees, or any Withdrawal in a Contract Year
Annuity Payments. See page 40 .	exceeding the then current Maximum Annual Withdrawal
Beneficiary – The individual or entity you select to receive	(MAW) (see page 29 ) on or after the Lifetime
the Death Benefit. See page 23 .	Withdrawal Phase has begun (see page 29 ). See
Business Day –Any day that the New York Stock Exchange	page 27 .
(NYSE) is open for trading, exclusive of federal holidays,	Extended Medical Care – Confinement in a Hospital or
or any day the Securities and Exchange Commission	Nursing Home prescribed by a Qualifying Medical
(SEC) requires that mutual funds, unit investment trusts	Professional. See page 18 .
or other investment portfolios be valued.	General Account – An account which contains all of our
Cash Surrender Value – The amount you receive upon	assets other than those held in Variable Annuity Account
Surrender of this Contract, which equals the	B.
Accumulation Value minus any applicable Surrender	Hospital or Nursing Home – A Hospital or a
Charges. See page 33 .	skilled care or intermediate care nursing, operating as
Code – The Internal Revenue Code of 1986, as amended.	such according to applicable law and at which medical
Company, we, us or our – ING Life Insurance and Annuity	treatment is available on a daily basis. A Hospital or
Company (ING Life), a stock company domiciled in	Nursing Home does not include a rest home or other
Connecticut. See page 11 .	facility whose primary purpose is to provide
Contingent Annuitant – The individual who is not an	accommodations, board or personal care services to
Annuitant and will become the Annuitant if the named	individuals who do not need medical or nursing care. See
Annuitant dies prior to the Annuity Commencement Date	page 18 .
and the Death Benefit is not otherwise payable. See page	Initial Premium – The payment made by you to us to put this
22 .	Contract into effect. See page 24 .
Contract – This Modified Single Premium Deferred Variable	Initial Standard Death Benefit Base – The Initial Premium.
Annuity Contract, together with any attached application,	See page 38 .
amendments or Endorsements, where applicable.	Insurable Interest – A lawful and substantial economic
Contract Anniversary – The same day and month each year	interest in the continued life of a person. An Insurable
as the Contract Date. If the Contract Date is February	Interest does not exist if the Owner’s sole economic
29th , in non-leap years, the Contract Anniversary shall be	interest in the Annuitant arises as a result of the
March 1st .	Annuitant’s death. See page 44 .
Contract Date – The date on which this Contract becomes	Investment Advisory Fees – Fees or charges paid to a
effective.	registered investment advisor for advice provided on the
Contract Year – The period beginning on a Contract	selection and ongoing allocation of Accumulation Value
Anniversary (or, in the first Contract Year only, beginning	among the funds underlying this Contract.
on the Contract Date) and ending on the day preceding the	Irrevocable Beneficiary – A Beneficiary whose rights and
next Contract Anniversary.	interests under this Contract cannot be changed without

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his, her or its consent. See page 23 .	Notice to Us by telephone or electronically.
Joint Owner – An individual who, along with another	Notice to You – Written notification mailed to your last
individual Owner, is entitled to exercise the rights	known address. A different means of notification may
incident to ownership. Both Joint Owners must agree to	also be used if you and we mutually agree. When action
any change or the exercise of any rights under the	is required by you, the time frame and manner for
Contract. The Joint Owner may not be an entity and may	response will be specified in the notice.
not be named if the Owner is an entity. See page	Owner – The individual (or entity) that is entitled to exercise
22 .	the rights incident to ownership. The terms “you” or
Lifetime Automatic Periodic Benefit Status – A period in	“your,” when used in this prospectus, refer to the Owner.
time during which we will pay you MGWB Periodic	See page 22 .
Payments. See page 31 .	Premium – Collectively, the Initial Premium and any
Lifetime Withdrawal Eligibility Age – The minimum age of	Additional Premium. See page 24 .
the Annuitant on or after which you may begin the	Proof of Death – The documentation we deem necessary to
Lifetime Withdrawal Phase. See page 29 .	establish death, including, but not limited to: (1) a
Lifetime Withdrawal Phase – The period under the	certified copy of a death certificate; (2) a certified copy of
Minimum Guaranteed Withdrawal Benefit during which	a statement of death from the attending physician; (3) a
the Maximum Annual Withdrawal is calculated and	finding of a court of competent jurisdiction as
available for Withdrawal (see pages 26 and	to the cause of death; or (4) any other proof we deem in
29 ). The Lifetime Withdrawal Phase begins on	our discretion to be satisfactory to us. See page
the date of the first Withdrawal, other than a Withdrawal	39 .
requested for the payment of Investment Advisory Fees,	Qualified Institutional Care – For Contracts issued in
on or after the date the Annuitant reaches the Lifetime	Washington, care provided in a hospital, skilled or
Withdrawal Eligibility Age. See page 29 .	intermediate nursing home, congregate care facility, adult
Maximum Annual Withdrawal or MAW – The maximum	family home, or other facility certified or licensed by the
amount available for Withdrawal from the Contract under	state primarily affording diagnostic, preventative,
the Minimum Guaranteed Withdrawal Benefit in any	therapeutic, rehabilitative, maintenance or person care
Contract Year without reducing the MGWB Base in	services. Such facility provides twenty-four hour nursing
future Contract Years. See pages 29 .	services on its premises or in facilities available to the
MGWB Base – The factor that is used only for the sole	institution on a formal prearranged basis. See page
purpose of calculating the MAW and the charge for the	19.
Minimum Guaranteed Withdrawal Benefit. The MGWB	Qualifying Medical Professional – A legally licensed
Base has no cash value. See page 26 .	practitioner of the healing arts who: (1) is acting within
MGWB Charge Rate – The percentage of the MGWB Base	the scope of his or her license; (2) is not a resident of your
as of the last Business Day immediately prior to the date	household or that of the Annuitant; and (3) is not related
the MGWB charge is deducted. See page 20 .	to you or the Annuitant by blood or marriage. See page
MGWB Periodic Payments – The payments that occur after	19 .
the Contract enters the Lifetime Automatic Periodic	Ratchet – The increase to the MGWB Base by an amount
Benefit Status. See page 31 .	equal to the difference between the MGWB Base and the
Minimum Guaranteed Withdrawal Benefit or MGWB –	Accumulation Value on the applicable Ratchet Date if the
The benefit available after the Annuitant reaches the	Accumulation Value is greater than the
Lifetime Withdrawal Eligibility Age that guarantees you	amount of the MGWB Base immediately prior to such
will have a pre-determined amount, the MAW, available	Ratchet Date. See page 28 .
for Withdrawals from the Contract each Contract Year,	Ratchet Date – The applicable date on which the Ratchet is to
even if the Accumulation Value is reduced to zero. See	occur. See page 28 .
page 26 .	Right to Examine and Return this Contract – The period of
Minimum Guaranteed Withdrawal Benefit Charge	time during which you have the right to return the
or MGWB Charge – The charge for the MGWB. See	Contract for any reason, or no reason at all, and receive
page 20 .	the Premium paid and not previously surrendered. See
Net Return Factor – The value that reflects: (1) the	page 44 .
investment experience of a mutual fund or investment	Specially Designated Variable Sub-account – A variable
portfolio in which a variable sub-account invests; and (2)	sub-account that is used as a “holding” account or for
the charges assessed against that variable sub-account	administrative purposes. The Specially Designated
during a Valuation Period. See page 11 .	Variable Sub-account is designated by us – currently,
Notice to Us – Notice made in a form that: (1) is approved by	ING Money Market.
or is acceptable to, us; (2) has the information and any	Standard Death Benefit Base – The sum of all Premiums
documentation we determine in our discretion to be	reduced pro rata by any Withdrawals. See page
necessary to take the action requested or exercise the right	38 .
specified; and (3) is received by us at our Customer	Surrender – A transaction in which the entire Cash Surrender
Service Center at the address specified on page 1. Under	Value is taken from the Contract. See page 33 .
certain circumstances, we may permit you to provide	Surrender Charge – A charge applied to certain Withdrawals

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and to a Surrender that will reduce the amount paid to	Valuation Period – The time from the close of regular trading
you. See page 17 .	on the NYSE on one Business Day to the close of regular
Surrender Charge Free Withdrawal – The amount that may	trading on the next succeeding Business Day.
be withdrawn each Contract Year without any applicable	Withdrawal – A transaction in which only a portion of the
Surrender Charges. See page 18 .	Cash Surrender Value is taken from the Contract.
Terminal Condition – An illness or injury that results in a life	Annuity Payments under the Table 2 Annuity Plan for
expectancy of 12 months or less, as measured from the	non-qualified Contracts are treated as Withdrawals. See
date of diagnosis by a Qualifying Medical Professional.	pages 33 and 41 .
See page 19 .

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Synopsis – The Contract
This synopsis reviews some important things that you should know about this annuity. We urge you to read the entire prospectus for complete details. This Synopsis is designed only as a guide. Certain features and benefits may vary depending on the state in which your Contract is issued. These state variations are identified later in the prospectus.

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You can use an annuity to save money for retirement and to	Regular Withdrawals: You can withdraw up to 10% of your
receive retirement income for life. It is not meant to be used to	Accumulation Value during the year, as measured from the
meet short-term financial goals.	date the contract became effective (Contract Year) without
paying a Surrender Charge. The Surrender Charge is based
This annuity is a modified single premium deferred variable	on the amount of Premium withdrawn and the period of time
annuity. If you purchase the annuity with after-tax money, the	since that Premium was added. The Surrender Charge is a
first payment must be at least $10,000. We refer to this	percentage of the withdrawal. See page 17 for more
annuity as a non-qualified contract. If you purchase the	information.
annuity with pre-tax money, the first payment must be at least
$5,000. We refer to this annuity as a qualified contract.	Systematic withdrawals: You can get monthly, quarterly, or
Additional payments, known as Additional Premium, will only	annual payments from your annuity in set amounts without
be accepted during the first year, subject to our prior approval.	paying Surrender Charges. There are restrictions on taking
systematic withdrawals. See page 34 for more
Premiums cannot total more than $1,000,000, unless you	information.
receive approval from us.
Extended medical care and terminal condition waiver of
surrender charge: If you are in a hospital or nursing facility or
THE ANNUITY CONTRACT	diagnosed with a terminal condition, you can take money from your annuity without paying a Surrender Charge under some
conditions. See page 18 for more information.
How does this annuity work?
This annuity is a contract between you and us. You pay	What happens if I die?
premium into your contract, and we agree to make payments	This annuity has a death benefit that pays money to your
to you, starting in five years or at a later date in the future.	beneficiary if you die before we start to pay you income from your contract. The death benefit is equal to the greater of: (a)
An annuity consists of the accumulation phase and the income	your annuity’s value; and (b) the return of Premiums paid into
phase.	the contract, reduced pro rata for withdrawals. For
more information about the death benefit, see page 38 .
During the accumulation phase, you make investment
decisions that can increase or decrease your annuity’s value,	What other benefits are included with the annuity?
which we refer to as the Accumulation Value, based upon	This annuity includes a minimum guaranteed withdrawal
your allocation to the various underlying investment options	benefit, or MGWB, which generally provides, subject to
we offer. You decide how your money is allocated.	certain restrictions and limitations, that we will guarantee a minimum level of annual withdrawals from the contract for
For a list of the investment options currently available to you,	the lifetime of the annuitant, even if these withdrawals deplete
see page 13 .	your annuity’s value to zero. It is important to note that
excess withdrawals (as described more fully on page 27)
Since this annuity is tax-deferred, you do not pay taxes on the	will decrease the value of the MGWB and may, if applicable,
earnings until the money is paid to you.	result in the loss of the MGWB. This is more likely to occur if such withdrawals are made during periods of negative market
We begin to pay money to you during the income phase. We	activity. For more information about the MGWB, and how
use the value of your contract to determine the amount of	withdrawals can affect this benefit, see page 26 .
income you receive, which we refer to as an Annuity Payment.
Depending on the Annuity Plan you choose, you can receive	FEES AND EXPENSES
payouts for life or for a specific period of time. You select the
date the payouts start, which we refer to as the Annuity	What fees and/or expenses do you deduct from my
Commencement Date, and how often you receive them. See	annuity?
page 43 for more information about Annuity Payments	You will pay fees while you own the annuity. These fees will
and Annuity Plans available to you.	be deducted from the annuity. The amount of the fees
depends on the value of the investments in your annuity and
What other options do I have for accessing money from	the types of investments you choose. There are three types of
my annuity?	fees: transactional, recurring and underlying investment
portfolio fees. For specific information about these fees, see

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page 9 . TAXES

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How will payouts and withdrawals from my annuity be
taxed?
This annuity is tax-deferred, which means you do not pay
taxes on the annuity’s earnings until the money is paid to you.
When you take payouts or make a withdrawal, you pay
ordinary income tax on the accumulated earnings. You also
defer paying taxes on earnings if you move money from one
underlying investment option to another. You may pay a
federal income tax penalty on earnings you withdraw before
age 59½. See page 49 for more information. Your
annuity may also be subject to a premium tax, which depends
on your state of residency. See page 19 for more
information.
You can exchange one tax-deferred annuity for another
without paying taxes on the accumulated earnings when you
make the exchange. Before making such exchange, you should
compare the benefits, features, and costs of the two annuities.

Does buying an annuity in a retirement plan provide extra
tax benefits?
No. Buying an annuity within an IRA or other tax-deferred
retirement plan doesn’t give you any extra tax benefits,
because amounts contributed to such plans are already tax-
deferred. Choose your annuity based on its other features and benefits as well as its risks and costs, not its tax benefits.

OTHER INFORMATION

What else do I need to know?
We may change your contract from time to time to follow
federal or state laws and regulations. If we do, we will provide
Notice to You of such changes in writing.

Compensation: We pay the broker-dealer for selling the
annuity to you. Your broker-dealer also may have certain
revenue sharing arrangements or pay its personnel more for
selling this contract than for selling other annuity contracts.
See page 46 for more information.

Right to Examine the Contract: Many states have laws that
give you a set number of days to look at an annuity after you buy it. If you decide during that time that you do not want it, you can return the annuity. See page 44 for more
information.

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Synopsis – Fees and Expenses
The following tables describe the fees and expenses that you will pay when buying, owning, and Surrendering the Contract.

This table describes the transactional fees and expenses that you will pay at the time that you buy the Contract, Surrender the
Contract, or transfer Accumulation Value between variable sub-accounts. Premium taxes may also be deducted.

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Transactional Fees and Expenses

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Surrender Charge	6%
(as a percentage of Premium withdrawn, if applicable)[1]
Excess Transfer Charge[2]	$25
Overnight Charge[3]	$20

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1. A Surrender Charge will apply to certain Surrenders or Withdrawals of Premium, based on the following schedules:

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Surrender Charge Schedule
Full Years Since Paid Premium	0	1	2	3	4	5+
Surrender Charge	6%	5%	4%	3%	2%	0%

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The charge is deducted proportionally from the Accumulation Value in the variable sub-accounts, or you may request the charge be deducted from the Withdrawal of Premium. Each Premium is subject to its own Surrender Charge schedule lasting 5 full years from the payment date.
2 Per transfer after 12 during a Contract Year (which we refer to as an Excess Transfer, currently nil.)
3. You may choose to have this charge deducted from the amount of a Surrender or Withdrawal you would like sent to you by overnight delivery service.

This table describes the recurring fees and expenses that you will pay periodically during the time that you own the Contract, not including variable sub-account fees and expenses.

                                                       Recurring Fees and Expenses

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Annual Administrative Charge	$40
Separate Account Annual Expenses (as a percentage of Accumulation Value)

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Mortality & Expense	Maximum	Current
Risk Charge[4]	1.50%	0.75%
Asset Based
Administrative Charge	None	None

Total Separate Account Annual Expenses	1.50%	0.75%

Minimum Guaranteed Withdrawal Benefit
Charge(as a percentage of the MGWB Base)[5]	1.90%	1.00%

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3. The annual administrative charge is waived if the Accumulation Value or Premiums paid is $100,000 or more when it is deducted. This charge is deducted on your Contract Anniversary, the Annuity Commencement Date, or when you Surrender the
Contract.
4. This charge is deducted on Business Days as a percentage of and from the Accumulation Value in each variable sub-account.
5. This charge is for the MGWB, which is an included benefit of your annuity. The charge is deducted quarterly from the Accumulation Value in each variable sub-account. The MGWB Base is equal to the
Initial Premium on the Contract Date, and is increased dollar-for-dollar for any Additional Premiums permitted during the first
Contract Year. The charge can increase upon: an increase to the MGWB Base, the Maximum Annual Withdrawal or MAW
percentage, and in the event of any Additional Premiums permitted, subject to the maximum charge. For more information, please see pages 20 and 26 .

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This item shows the minimum and maximum total gross operating expenses charged by the variable sub-accounts that you may pay periodically during the time that you own the Contract. More detail concerning each variable sub-account’s fees and expenses is contained in the prospectus for the relevant underlying investment portfolio.

Total Annual Variable Sub-account Gross Operating Expenses

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Expenses that are deducted from underlying		0.51%	0.83%
investment portfolio assets, including management
fees, service and/or distribution (12b-1) fees, and
other expenses6, 7
Minimum	Maximum

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6.	We may receive compensation from the underlying investment portfolios or their affiliates based on an annual percentage of the average net assets held in that investment portfolio by us. The percentage paid may vary from one underlying investment portfolio to another. For certain underlying investment portfolios, some of this compensation may be paid out as 12b-1 fees or service fees that are deducted from investment portfolio assets. These fees are disclosed in the underlying investment portfolio prospectuses. We may also receive compensation from certain underlying investment portfolios or their affiliates for recordkeeping or other services.
See page 46 .
7.	No underlying investment portfolio currently charges a redemption fee. See page 21 .
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This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.

Example

Assumptions

a. You invest $10,000 in the Contract for the time periods indicated below.
b. The costs reflected include the maximum transactional and recurring fees and expenses noted above and the maximum charge for the MGWB. Also included are the maximum gross operating expenses noted above of any of the variable sub-accounts.
c. The example assumes that your investment has a 5% return each year.

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Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
If you Surrender or annuitize your Contract at the end of the applicable time period
1 year	3 years	5 years	10 years
$1,453	$1,263	$1,939	$3,985
If you do not Surrender your Contract
1 year	3 years	5 years	10 years
$853	$863	$1,739	$3,985

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Condensed Financial Information

Accumulation Value

We use accumulation units to calculate the Accumulation Value of a Contract. Each variable sub-account of Variable Annuity Account B has its own accumulation unit value. Their values may increase or decrease from day to day based on the investment performance of the applicable underlying investment portfolio. Shares in the underlying investment portfolios are valued at their net asset value.

On the Contract Date, the Accumulation Value in each variable sub-account equals the Initial Premium allocated to that variable sub-account, less a charge for premium tax, if applicable. We calculate the Accumulation Value at the close of each Business Day thereafter as follows:

Accumulation Value in the variable sub-account at the close of the preceding Business Day

è Multiplied by the variable sub-account’s Net Return Factor for the current Valuation Period (see below)
è Plus any Additional Premium accepted to the variable sub-accounts during the current Valuation Period
è Minus any premium taxes related to the Additional Premium, if applicable
è Plus or Minus any transfers to or from the variable sub-account during the current Valuation Period
è Minus any Withdrawals and any applicable Surrender Charges from the variable sub-account during the current Valuation Period
è Minus any charges, other than daily charges (e.g., the charge for the MGWB, which is deducted on quarterly
Contract Anniversaries), or applicable taxes, including any premium taxes not previously deducted, allocated to that variable sub-account

No accumulation unit value history is contained in this prospectus because the Contract has not previously been offered for sale.

The Net Return Factor is an index number that reflects certain charges under the Contract and the investment performance of the variable sub-account. The Net Return Factor is calculated for each variable sub-account as follows:

The net asset value of the portfolio in which the variable sub-account invests at the close of the current Business
è Plus the amount of any dividend or capital gains distribution declared for and reinvested in such portfolio during the current Valuation Period
è Divided by the net asset value of the portfolio at the close of the preceding Business Day
è Minus the daily charges from the variable sub-account (e.g., the mortality & expense risk charge)

Calculations for the variable sub-accounts are made on a per unit basis.

Financial Statements

The financial statements of each of ING Life Insurance and Annuity Company and its Variable Annuity Account B can be found in the SAI. The financial statements of Variable Annuity Account B include information about all contracts offered through it. The financial statements of ING Life Insurance and Annuity Company should only be considered as bearing on the Company’s ability to meet its contractual obligations under the Contracts. ING Life Insurance and Annuity Company’s financial statements do not bear on the future investment experience of the assets held in Variable Annuity Account B.

ING Life Insurance and Annuity Company

Organization and Operation

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the Contracts described in this prospectus and is responsible for providing each Contract’s insurance and annuity benefits. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. (“ING”), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities.

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Our principal executive offices are located at:

One Orange Way Windsor, Connecticut 06095-4774

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters. Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company.

These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING’s U.S. based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING’s internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING’s U.S. based operations, including the Company.

Product Regulation

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Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to non-qualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See page 49 for further discussion of some of these requirements.) Failure to administer certain non-qualified contract features (for example, contractual annuity start dates in non-qualified annuities) could affect such beneficiary tax treatment. In addition, state and federal securities and insurance laws impose

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requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

Variable Annuity Account B and its Variable Sub-accounts

Organization and Operation

We established Variable Annuity Account B (the “separate account”) under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940. It also meets the definition of “separate account” under the federal securities laws.

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The separate account is divided into “sub-accounts.” Each sub-account invests directly in shares of a corresponding fund.

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Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the Contracts are obligations of ING Life Insurance and Annuity Company.

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Please note that we currently offer other variable annuity contracts through Variable Annuity Account B having different variable sub-accounts that are not discussed in this prospectus. Under certain circumstances, we may make certain changes to the variable sub-accounts. For more information, see page 26 .

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Variable Sub-accounts

More information about the variable sub-accounts available under the Contract is contained in the below table.

You bear the entire investment risk for amounts you allocate to any underlying investment portfolio, and you may lose your principal. The investment results of the underlying investment portfolios are likely to differ significantly. There is no assurance that any of the funds will achieve their respective investment objectives. You should carefully consider the investment objectives, risks and charges and expenses of the underlying investment options before investing. More information is available in the prospectus for an underlying investment option. You may obtain a copy of the prospectus for an underlying investment portfolio by contacting our customer service center. Contact information for the customer service center appears on page 1.

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Please work with your investment professional to determine if the variable sub-accounts may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

[

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Variable Sub-accounts Currently Available

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ING Blackrock Inflation Protected Bond Portfolio
Sub-advised by BlackRock Financial Management Inc.
Seeks to maximize real return, consistent with preservation of real capital and prudent investment management.
ING Dow Jones Euro STOXX 50® Index Portfolio
Sub-advised by ING Investment Management Co.
The Portfolio seeks investment results (before fees and expenses) that correspond to the total return of the Dow
Jones Euro STOXX (“DJES”) 50® Index
ING International Index Portfolio
Sub-advised by ING Investment Management Co.
The Portfolio seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted international index.

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

ING Money Market Portfolio
Sub-advised by ING Investment Management Co.
The Portfolio seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
ING RussellTM Large Cap Growth Index Portfolio
Sub-advised by ING Investment Management Co.
The Portfolio seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index (“Index”).
ING RussellTM Large Cap Value Index Portfolio
Sub-advised by ING Investment Management Co.
The Portfolio seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.
ING RussellTM Mid Cap Index Portfolio
Sub-advised by ING Investment Management Co.
The Portfolio seeks investment results (before fees and expenses) that correspond to the total return of the
Russell Midcap® Index.
ING RussellTM Small Cap Index Portfolio
Sub-advised by ING Investment Management Co.
The Portfolio seeks investment results before fees and expenses)that correspond to the total return of the Russell
2000® Index.
ING Stock Index Portfolio
Sub-advised by ING Investment Management Co.
Total Return.
ING U.S. Bond Index Portfolio
Sub-advised by Lehman Brothers Asset Management LLC
The Portfolio seeks investment results before fees and expenses) that correspond to the total return of the Barclays Capital
U.S. Aggregate Bond Index.

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Fees Deducted by the Underlying Investment Portfolios
The prospectuses for the underlying investment portfolios show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually. Fees of an underlying investment portfolio are one factor that impacts the value of a share. Please refer to the prospectuses for the underlying investment portfolios for more information and to learn more about additional factors.

The Company may receive compensation from each of the underlying investment portfolios or their affiliates based on an annual percentage of the average net assets held in that underlying investment portfolio by the Company. The percentage paid may vary from one fund company to another. For certain underlying investment portfolios, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from underlying investment portfolio assets. Any such fees deducted from underlying investment portfolio assets are disclosed in the prospectuses for the underlying investment portfolio. The Company may also receive additional compensation from certain underlying investment portfolios for administrative, recordkeeping or other services provided by the
Company to the underlying investment portfolios or their affiliates. These additional payments may also be used by the Company to finance distribution.
See page 21 for more
information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the underlying investment portfolios, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers.
Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser.
See page 21 for more information.

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Fees are deducted from the value of the underlying investment portfolio shares on a daily basis, which in turn affects the value of each variable sub-account that purchases fund shares.

Variable Sub-account Classifications for MGWB and Required Automatic Rebalancing
In order to mitigate the insurance risk inherent in our guarantees under the Minimum Guaranteed Withdrawal Benefit, we have classified the variable sub-accounts currently available under the Contract into three groups, each of which has a different weighting in relation to the allocation of your Accumulation Value. Your application to purchase the Contract is not complete unless your Initial
Premium is allocated according to the allocation percentages of each group under required automatic rebalancing for the MGWB
. See page 25.

To issue the Contract, we require that the Initial Premium be allocated according to the allocation percentages of each group, and you may allocate to one or more variable sub-accounts in these groups (or
none in the case of Groups B or C) as follows:

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Group A	Group B	Group C
No less than 40%* (40-100%)		No more than 10% (0-10%)
Balance of total Accumulation Value
Of total Accumulation Value		Of total Accumulation Value
* Currently waived to 30%	Currently 0-70% with Group A waiver
ê Currently available ê	ê Currently available ê	ê Currently available ê
ING BlackRock Inflation Protected Bond	ING Russell Large Cap Growth Index	ING Dow Jones Euro STOXX 50 Index
ING U.S. Bond Index	ING Stock Index	ING International Index
ING Money Market	ING Russell Large Cap Value Index
ING Russell Mid Cap Index
ING Russell Small Cap Index

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While the MGWB is in effect, your allocation of Accumulation Value will remain subject to the above allocation percentages
. Moreover, your Accumulation Value will be subject to periodic automatic rebalancing to ensure that your current allocation between and among the variable sub-accounts in each group continues to conform to the above allocation percentages. We will rebalance the proportion of your Accumulation Value in each group pro-rata between and among the variable sub-accounts that comprise your current allocation. The above groups and allocation percentages are also indicated in the Contract on the data table for the MGWB, which is part of the schedule pages appearing at the front of the Contract.
By purchasing the Contract, you are providing the Company with direction and authorization to periodically rebalance, on your behalf, the proportion of your Accumulation Value allocated between and among the variable sub-accounts in each group. You should not purchase the Contract if you do not want your Accumulation Value to be subject to these variable sub-account classifications and the rebalancing requirement .

The dates on which your Accumulation Value will be subject to required automatic rebalancing:

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Each quarterly Contract Anniversary;
Receipt by us of any Additional Premiums, if permitted;
Upon any transfer or reallocation among the variable sub-accounts; and
Upon a Withdrawal for other than payment of the charge for the MGWB or Investment Advisory Fees.

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On any required automatic rebalancing date, if the Accumulation Value you have allocated to the variable sub-accounts in each group does not meet the minimum or maximum allocation percentage, as applicable, we will automatically rebalance the
Accumulation Value, pro-rata between and among your variable sub-account allocations, to restore the proportion of your
Accumulation Value allocated to each group; according to the appropriate allocation percentages
, starting with Group C and as follows:

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è Amounts rebalanced from Group C will be reallocated to Group B
¡ The portion of your Accumulation Value allocated to one or more variable sub-accounts in Group C will be rebalanced pro-rata from Group C and reallocated pro-rata to the variable sub-accounts that comprise your current allocation to Group B, if any.
¡Rebalancing will only occur from Group C to Group A if no Accumulation Value is allocated to Group B

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

è Amounts rebalanced from Group B will be reallocated to Group A.
¡ The portion of your Accumulation Value allocated to one or more variable sub-accounts in Group B will be rebalanced pro-rata from Group B and reallocated pro-rata to the variable sub-accounts that comprise your current allocation to Group A.

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àExplanatory Example #1:
You purchase the Contract with $120,000 of Initial Premium , which, pursuant to your allocation instructions, is allocated pro-rata among the variable sub-accounts in Group A. You then make a payment of
$480,000 in Additional Premium , which, pursuant to your allocation instructions at that time, is allocated pro-rata among the variable sub-accounts in Group B, and which brings the total of your Accumulation Value to
$600,000. Because the percentage of this total Accumulation Value allocated to Group A, which is 20% (120,000/600,000 *
0.2), is less than the 30% required minimum allocation percentage, we will automatically rebalance $60,000 of the
Accumulation Value in Group B to Group A. This is done pro-rata among the variable sub-accounts that comprise your current allocation of Accumulation Value, which, in this case, consists of all the variable sub-accounts available between these two groups. After required automatic rebalancing, the Contract complies with the allocation percentages with 30% of the total Accumulation Value in Group A ($180,000) and 70% in Group B ($420,000).

àExplanatory Example #2:
You purchase the Contract with $100,000 of Initial Premium. Pursuant to your allocation instructions:
$40,000, or 40%, is allocated pro-rata to the variable sub-accounts in Group A; $10,000, or 10%, is allocated pro-rata to the variable sub-accounts in Group C; and the remaining $50,000, or 50%, is allocated pro-rata to the variable sub-accounts in
Group B. (Accordingly, your Accumulation Value is allocated to all the variable sub-accounts available under the Contract.)
Upon a subsequent Withdrawal of $20,000 from the variable sub-accounts in Group A, the Accumulation Value allocated to Group C exceeds the 10% maximum allocation percentage. We will automatically rebalance $2,000 of the
Accumulation Value in Group C to Group B. Moreover, as a result of the Withdrawal, since the Accumulation Value allocated to Group A is only 25% of the total Accumulation Value, we will next automatically rebalance $4,000 of the
Accumulation Value in Group B to Group A. Both transactions (rebalance Group C to Group B, and Group B to Group A)
are done pro-rata among the variable sub-accounts that comprise your current allocation of Accumulation Value within each group. After required automatic rebalancing, the Contract complies with the allocation percentages with 30% of the total
Accumulation Value in Group A ($24,000), 60% of the total Accumulation Value in Group B ($48,000) and 10% of the total
Accumulation Value in Group C ($8,000).

Although the Group A minimum allocation percentage is currently waived to 30%, this waiver is not contractual. The Contract will indicate that at least 40% of your total Accumulation Value must be allocated to Group A. We may revoke this non-contractual waiver at any time in order to reduce the risk that, due to a decrease in the equity markets (especially a prolonged and/or precipitous decline), the guarantees under the MGWB are not covered by your Accumulation Value, which would thereby increase the possibility that we may be required to pay a benefit to you. Also, we may revoke this non-contractual waiver at any time in order to reduce the risks associated with the costs we incur in hedging the guarantees under the MGWB.

In the event that we decide we want to revoke this non-contractual waiver, we will notify you before implementing the change. We will send Notice to You at least 30 days prior to the date on which the change becomes effective.
The notice will describe the change and permit you the opportunity to provide alternative allocation instructions before the next succeeding required automatic rebalancing date, or, if you are unwilling to accept the impending change
, you may cancel the MGWB. This notice will specify how to
cancel the MGWB. If you cancel the MGWB, any guaranteed payments under the MGWB will terminate, and all charges will cease, effective on the next succeeding required automatic rebalancing date. Otherwise, on the next succeeding required automatic rebalancing date, we will rebalance your Accumulation Value to conform to the 40% minimum allocation percentage of Group A.

We will not reclassify the variable sub-accounts available under the Contract.

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Required automatic rebalancing is separate from elective automatic rebalancing under the Contract. Please see page 38 for more information on elective automatic rebalancing.

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Changes to a Variable Sub-account and/or Variable Annuity Account B

We may make additional variable sub-accounts through Variable Annuity Account B available to you under the Contract. We may also eliminate, combine or substitute underlying investment portfolios, subject to the conditions set forth in your Contract, and subject to any required regulatory approvals, including SEC approval.

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If you elected the dollar cost averaging, systematic withdrawals or automatic rebalancing programs, as described below, or if you have other outstanding instructions and a variable sub-account is no longer available because it has been substituted or merged , we will execute your instructions using the substituted or merged variable sub-account, unless you instruct otherwise. The substituted or merged variable sub-account may have higher fees and charges than the variable sub-account it replaces. If a variable sub-account is no longer available for any other reason, we will allocate your Accumulation Value proportionally among the other variable sub-accounts available that, according to your outstanding instructions, comprise your current allocation.

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Subject to any required regulatory approvals, we reserve the right to transfer assets of Variable Annuity Account B or any variable sub-account that we determine to be associated with the class of contracts to which this Contract belongs to another separate account or variable sub-account. The portfolio in which the transferred assets invests may have higher fees and charges than the portfolio from which such assets were transferred.

We operate Variable Annuity Account B in accordance with the Investment Company Act of 1940. Subject to SEC approval, we reserve the right to make the following changes to this separate account:

Deregister the separate account;
Operate the separate account as a management company;
Restrict or eliminate any voting rights; or
Combine Variable Annuity Account B with another separate account.

We will provide you with written notice before we make any of these changes to the variable sub-accounts and/or Variable Annuity Account B.

Fees and Expenses

We deduct the following fees and expenses to compensate us for our costs, the services we provide, and the risks we assume under the Contracts. We incur costs for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Fees and expenses expressed as a percentage are rounded to the nearest hundredth of one percent. We expect to profit from the charges and may use the profits to finance the distribution of Contracts.

Surrender Charge

A Surrender Charge may apply to a Surrender or Withdrawal of Premium.

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The Contract has a Surrender Charge schedule. This charge is intended to cover the costs we incur in selling the Contracts. Each Premium is subject to its own Surrender Charge schedule lasting 5 complete years from the payment date. We consider Withdrawals to come from Premium in the same order as paid (first-in, first-out (FIFO)). Therefore, the rate of this charge depends on the number of complete years (12 month periods) that have elapsed since you paid the Premium and is deducted pro rata from the Accumulation Value in the variable sub-accounts, unless you request otherwise:

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Surrender Charge Schedule
Full Years since Premium Paid	0	1	2	3	4	5+
Surrender Charge	6%	5%	4%	3%	2%	0%

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If a variable sub-account is liquidated, Surrender Charges will be deducted pro rata across all remaining variable sub-accounts.

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Surrender Charges will be applied to the gross Withdrawal amount. You may instead request that any Surrender Charge be deducted from the amount of the Withdrawal of Premium.

No Surrender Charges will apply to:

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Payment of the Death Benefit (see page 38 )
Commencement of Annuity Payments after the fifth Contract Year (see page 40 )
¡ IMPORTANT NOTE: For Contracts issued in Florida, no Surrender Charges will apply to Annuity Payments after the first Contract Year.
Withdrawals equal to the greater of the following, which we refer to as the Surrender Charge Free Withdrawal:
è 10% of the Accumulation Value at the time of the Withdrawal less any Withdrawals already taken during the current Contract Year; and
èTheamount of the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) (see page 29 ), less any Withdrawals already taken during the current Contract Year.

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A Surrender Charge Free Withdrawal will not be considered a Withdrawal of Premium for purposes of assessing Surrender Charges.

àExplanatory Example #2:

The Contract is purchased with $30,000 of Initial Premium. After three Contract Years, the Accumulation Value equals $32,400, of which $3,240 ($32,400 * .10) is available in that Contract Year to withdraw without incurring Surrender Charges. A Withdrawal of $9,720 exceeds the Surrender Charge Free Withdrawal by $6,480 ($9,720 - $3,240) and would be subject to a 3% Surrender Charge of $200 (($6,480/(1-.03) * .03). The Surrender Charge will be deducted from your Accumulation Value.

There is no Surrender Charge under the Contract on amounts transferred or rolled over from certain existing contracts issued by us or one of our affiliates (“internal transfer”), provided that there was no Surrender Charge applicable to the existing contract at the time of the internal transfer. This waiver does not apply to all existing contracts.

The Contract has a waiver of Surrender Charge for Extended Medical Care or a Terminal Condition. Extended Medical Care means confinement in a Hospital or Nursing Home prescribed by a Qualifying Medical Professional, as these terms are defined in the Contract. We will waive the Surrender Charge in most states in the event:

You begin receiving Extended Medical Care on or after the first Contract Anniversary for at least 45 days during a 60 day period with Notice to Us during the term of your care or within 90 days after the last day of your care; or
You are first diagnosed by a Qualifying Medical Professional, on or after the first Contract Anniversary, as having a
Terminal Condition.

For purposes of this Surrender Charge waiver:

A Hospital or Nursing Home is defined as a hospital or a skilled care or intermediate care nursing facility:
¡Operating as such according to applicable law; and
¡At which medical treatment is available on a daily basis.
è A Hospital or Nursing Home does not include a rest home or other facility whose primary purpose is to provide accommodations, board or personal care services to individuals who do not need medical or nursing care.

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A Qualifying Medical Professional is defined as a legally licensed practitioner of the healing arts who:
¡Is acting within the scope of his or her license;
¡Is not a resident of your household or that of the Annuitant; and
¡Is not related to you or the Annuitant by blood or marriage.

To qualify for a waiver as a result of Extended Medical Care:

You (or any Annuitant, if the Owner is a non-natural person) begin receiving Extended Medical Care on or after the first Contract Anniversary and receive such Extended Medical Care for at least 45 days during any continuous
60-day period; and
Your request for a Surrender or Withdrawal, together with satisfactory proof of such Extended Medical Care, must be provided by Notice to Us during the term of such Extended Medical Care or within 90 days after the last day that you received Extended Medical Care.

To qualify for a waiver as a result of a Terminal Condition:

You (or any Annuitant, if the Owner is a non-natural person) must first be diagnosed by a Qualifying Medical
Professional as having a Terminal Condition on or after the first Contract Anniversary; and
Your request for a Surrender or Withdrawal, together with satisfactory proof of such Terminal Condition, must be provided by Notice to Us.

We require the proof of Extended Medical Care or a Terminal Condition to be in writing and, where applicable, attested to by a Qualifying Medical Professional. We reserve the right in the Contract to require a secondary medical opinion by a Qualifying Medical Professional of our choosing. We will pay for any such secondary medical opinion.

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¡ IMPORTANT NOTE: For Contracts issued in Massachusetts, no waiver of Surrender Charge for Extended Medical Care or a Terminal Condition is available. For Contracts issued in Texas, no waiver of Surrender Charge for a Terminal Condition is available. For Contracts issued in Washington, the waiver is available for Qualified Institutional Care or a Terminal Condition. Qualified Institutional Care means care provided in a hospital, skilled or intermediate nursing home, congregate care facility, adult family home, or other facility certified or licensed by the state primarily affording diagnostic, preventative, therapeutic, rehabilitative, maintenance or person care services. Such facility provides twenty-four hour nursing services on its premises or in facilities available to the institution on a formal prearranged basis.

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Premium Tax

In certain states, the Premium you pay for the Contract is subject to a premium tax. A premium tax is generally any tax or fee imposed or levied by any state government or political subdivision thereof on your Premium received by us. Currently, the premium tax ranges from zero to 3.5%, depending on your state of residence. We reserve the right in the Contract to recoup the amount of any premium tax from the Accumulation Value if and when:

The premium tax is incurred by us; or
The Accumulation Value is applied to an Annuity Plan on the Annuity Commencement Date.

Unless you direct otherwise, a charge for any premium taxes will be deducted proportionally from the Accumulation Value. We reserve the right in the Contract to change the amount we charge for the premium tax if you change your state of residence. We do not expect to incur any other tax liability attributable to the Contract. We also reserve the right to charge for any other taxes as a result of any changes in applicable law.

Annual Administrative Charge

The Contract has a $40 annual administrative charge. This charge covers a portion of our ongoing administrative expenses and is deducted from the Accumulation Value in the variable sub-accounts. We deduct this charge on:

Each Contract Anniversary prior to the Annuity Commencement Date;
Each Contract Anniversary on or following the Annuity Commencement Date under the Table 2 Annuity Plans;
The Annuity Commencement Date; or
The date you Surrender the Contract.

Each such charge will be deducted in the same proportion that the Accumulation Value in that variable sub-account bears to the total Accumulation Value in all variable sub-accounts to that date. This charge is waived if either the Accumulation Value or total Premium paid is $100,000 or more when the annual administrative charge becomes due. We may at any time reduce, but never increase these amounts for waiving this charge.

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Excess Transfer Charge

The Contract has a $25 charge for each transfer exceeding 12 during a Contract Year (which we refer to as an Excess Transfer). Currently, we do not deduct this charge. If you make an Excess Transfer, you will be assessed an Excess Transfer Charge. The charge is deducted from the Accumulation Value in the variable sub-account from which the transfer is made. The charge will not apply to any transfers due to the election of dollar cost averaging or automatic rebalancing.

Redemption Fees

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If applicable, we may deduct the amount of any redemption fees imposed by the underlying investment portfolios as a result of Withdrawals, transfers or other fund transactions you initiate. For contracts issued in Connecticut, we will not deduct any redemption fees. For contracts issued in Texas or Oregon, the amount of redemption fees we may deduct will not exceed 5% of the Withdrawals, transfers or other fund transaction. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your Accumulation Value. The prospectus for an underlying investment portfolio will have a more complete description of its fees and expenses.

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Mortality & Expense Risk Charge

The Contract has a mortality & expense risk charge, currently 0.75% annually (the maximum annual charge is 1.50%), that is deducted on Business Days as a percentage of the Accumulation Value in each variable sub-account. This charge compensates us for Death Benefit and age risks and the risk that expense charges will not cover actual expenses. If there are any profits from this charge, we may use them to finance the distribution of the Contracts.

MGWB Charge

The charge for the MGWB is currently 1.00% annually (which we refer to as the MGWB Charge Rate), calculated using the MGWB Base and deducted proportionally, in arrears, from the Accumulation Value in the variable sub-accounts on each quarterly Contract Anniversary. The maximum MGWB Charge Rate is 1.90% annually. The MGWB charge is equal to the MGWB Base on the previous Business Day multiplied by the MGWB Charge Rate. This charge compensates us for the risk that the assumptions used in designing the MGWB prove accurate.

We reserve the right in the Contract to increase the charge for the MGWB, subject to the maximum annual charge. The Charge for the MGWB may increase at our discretion upon any of the following:

An increase to the MGWB Base or the Maximum Annual Withdrawal, which may occur due to a Ratchet;
If and when any Additional Premiums are paid into the Contract; or
An increase in the MAW percentage

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The MAW percentage will automatically increase as the Annuitant ages, at which time we will have the right to increase the charge for the MGWB. For more information about the calculation of the MAW percentage, see page 29. We expect that when we increase the charge for the MGWB, we will increase it to an amount equal to the charge then in effect for new Contracts. In the event that we elect to increase the charge for the MGWB pertaining to your Contract, we will send Notice to You not less than 30 days in advance . You may decline the charge increase by providing Notice to Us. When you decline a charge increase, you will forfeit all future Ratchets. You will not be permitted to pay any Additional Premiums into the Contract, and you will not be eligible for any increase in the MAW percentage. Please note that by declining a charge increase, you will limit your ability to increase the amount guaranteed to be available for Withdrawals annually under the MGWB.

The charge for the MGWB will continue to be assessed until the Accumulation Value is reduced to zero, or until the MGWB is terminated. See page 32 . The MGWB charge will be prorated in the event that:

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The Contract (and therefore the MGWB) is terminated by Surrender. See page 32 .
The Accumulation Value is applied to an Annuity Plan described in Table 1. See page 41.
The MGWB is terminated upon an impermissible ownership change. See page 23.
We revoke the current, noncontractual waiver of the Group A minimum allocation percentage, and you decide to cancel the MGWB. See page 16.
We reclassify a variable sub-account, and you decide to cancel the MGWB. See page 16.

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Also, the MGWB will terminate

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upon the death of the Owner or Annuitant (subject to the surviving spouse’s option to continue the Contract). See page 32. Upon Proof of Death (see page 39 ), any charges which are due but unpaid for any period the MGWB was active and in force prior to the date of death will be deducted, or any charges that have been deducted for any period of time after the date of death will be refunded.

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Prorated charges will be deducted on the next succeeding quarterly Contract Anniversary.

Consolidated Charge Deduction Option

You may elect the Consolidated Charge Deduction Option by providing Notice to Us, in which case all fees and expenses, except the daily mortality and expense risk charge, will be deducted from the Specially Designated Variable Sub-account –currently, the ING Money Market Portfolio. If you do not elect this option, or if the amount of the charges is greater than the Accumulation Value in the Specially Designated Variable Sub-account, we will deduct the fees and charges for the Contract proportionally from the variable sub-accounts to which your Accumulation Value is then allocated. You may cancel this option at any time by providing Notice to Us, and any change will take effect within 7 days of our receipt of your request.

Underlying Investment Portfolio Expenses

As shown in the prospectuses for the underlying investment portfolios as well as described in the “Fees Deducted by the Underlying Investment Portfolios” section of this prospectus, each underlying investment portfolio deducts management fees from the amounts allocated to it. In addition, each underlying investment portfolio deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and Contract Owner services provided on behalf of the fund. Furthermore, certain underlying investment portfolios may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. For a more complete description of these fees and expenses, review each prospectus for the underlying investment portfolio.

The Company or its U.S. affiliates receive substantial revenue from each of the underlying funds or their affiliates, although the amount and types of revenue vary with respect to each of the underlying investment portfolios offered through the Contract. This revenue is one of several factors we consider when determining the Contract fees and charges and whether to offer an underlying investment portfolio through our contracts. Fund revenue is important to the Company’s profitability, and it is generally more profitable for us to offer affiliated underlying investment portfolios than to offer unaffiliated underlying investment portfolios.

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to underlying investment portfolios managed by Directed Services LLC or other Company affiliates, which underlying investment portfolios may or may not also be subadvised by another Company affiliate. Assets allocated to underlying investment portfolios managed by a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated underlying investment portfolios generate the least amount of revenue. The Company expects to make a profit from this revenue to the extent it exceeds the Company’s expenses, including the payment of sales compensation to our distributors. Only affiliated funds are available under the Contract.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by Directed Services LLC or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds may include:

A share of the management fee deducted from fund assets; Service fees that are deducted from fund assets;

For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund’s management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

In addition to the types of revenue received from affiliated funds described above, affiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In

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relation to such participation, a fund’s investment adviser, subadviser or affiliate may make fixed dollar payments to help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as “fund of funds.” These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each investment portfolio and its corresponding underlying fund or funds.

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Please note that certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see page 46 .

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The Annuity Contract

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The Contract described in this prospectus is a modified single premium deferred variable annuity contract. The Contract provides a means for you to invest in one or more of the available variable sub-accounts and has a guaranteed minimum withdrawal benefit. The Contract is non-participating, which means that it will not pay dividends resulting from any surplus or earnings of the Company. Except for Contracts issued in Florida and South Carolina, the Contract consists of any attached application, amendment or Endorsements that are issued in consideration of the Initial Premium paid. For Contracts issued in Florida, the application is not considered part of the Contract. For Contracts issued in South Carolina, the application, as well as any amendments or Endorsements, are not considered part of the Contract. In any event, we urge you to read the Contract, which details your rights as the Owner.

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Owner

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The Owner is the individual (or entity) entitled to exercise the rights incident to ownership. The Owner may be an individual or a non-natural person (e.g., a corporation or trust). We require the Owner to have an Insurable Interest in the Annuitant. See page 44 . Two individuals may own the Contract, which we refer to as Joint Owners. Joint Owners must agree to any changes or exercise the rights under the Contract. The Death Benefit becomes payable (see page 38 ) if the Owner dies (or, in the case of multiple Owners, any Owner dies) before the Annuity Commencement Date (see page 43 ). If the Owner is a non-natural person, the Death Benefit becomes payable if any Annuitant dies prior to the Annuity Commencement Date. Under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA Contract, the Death Benefit is also payable after the Annuity Commencement Date (see page 43 ). We will pay the Death Benefit to the Beneficiary (see below).

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Joint Owner

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For Contracts purchased with after-tax money, which we refer to as non-qualified Contracts, Joint Owners may be named in a written request to us at any time before the Contract is in effect. A Joint Owner may not be an entity, however, and may not be named if the Owner is an entity. In the case of Joint Owners, all Owners must agree to any change or exercise of the rights under the Contract. Joint Owners must agree to any exercise of the rights under the Contract. All other rights of ownership must be exercised jointly by both Owners. Joint Owners own equal shares of any benefits accruing or payments made to them. In the case of Joint Owners, upon the death of a Joint Owner, any surviving Owner will take the place of, and will be deemed to be, the sole primary Beneficiary, and the Death Benefit is payable. See page 38 . This Beneficiary change will override any previous Beneficiary designation. All rights of a joint Owner terminate upon the death of that Owner, so long as the other joint Owner survives, and the deceased joint Owner’s entire interest in the Contract will pass to the surviving joint Owner. The Death Benefit is either payable to the surviving joint Owner, or in the case of a surviving joint Owner who is the spouse of the deceased joint Owner, will be payable if the surviving joint Owner dies prior to the Annuity Commencement Date. See page 43 .

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Annuitant and Contingent Annuitant

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The Annuitant is the individual upon whose life the Annuity Payments and the Minimum Guaranteed Withdrawal Benefits are based. The Annuitant must be a natural person, who is designated by you at the time the Contract is issued. If you do not designate the Annuitant, the Owner will be the Annuitant. In the case of Joint Owners, we will not issue a Contract if you have not designated the Annuitant. Each Owner must have an Insurable Interest in the life of the Annuitant. While the Minimum Guaranteed Withdrawal Benefit is in effect, the Annuitant must be the Owner, unless the Owner is not a natural person. If the Owner is a non-natural person, an Annuitant must be named. We require the Owner to have an Insurable Interest in the Annuitant. See page 44 .

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You may name a Contingent Annuitant. A Contingent Annuitant is the individual who will become the Annuitant if the named Annuitant dies prior to the Annuity Commencement Date.

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Neither the Annuitant nor the contingent annuitant can be changed while he or she is still living. Permitted changes to the Annuitant:

If the Owner is an individual, and the Annuitant dies prior to the Annuity Commencement Date, the Contingent Annuitant, if any, will become the Annuitant, if two Owners do not exist.

Otherwise, the Owner will become the Annuitant if the Owner is a natural person. If two individual Owners exist, the youngest Owner will become the Annuitant.

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The Owner, or joint Owners, must name an individual as the Annuitant if the Owner is age 90 or older as of the date of the Annuitant’s death. We require the Owner to have an Insurable Interest in the Annuitant. See page 44 .

If the Owner is a non-natural person, and the Annuitant dies before the Annuity Commencement Date, we will pay the Death Benefit to the designated Beneficiary (see below). Under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA Contract, the Death Benefit is also payable after the Annuity Commencement Date (see page 43 ). There are different distribution requirements under the Code for paying the Death Benefit on a Contract that is owned by a non-natural person. You should consult your tax adviser for more information if the Owner is non-natural person.

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Beneficiary

The Beneficiary is the individual or entity designated by you to receive the Death Benefit. The Beneficiary may become the successor Owner if the Owner, who is a spouse, as defined under U.S. federal law, dies before the Annuity Commencement Date. You may designate one or more classes of Beneficiaries: primary Beneficiaries and contingent Beneficiaries. The Death Benefit will be paid to the primary Beneficiary. The Owner may designate a contingent Beneficiary, who will become the Beneficiary if all primary Beneficiaries die before any Owner (or the Annuitant if the Owner is a non-natural person). The Owner may designate one or more primary Beneficiaries and contingent Beneficiaries. The Owner may also designate any Beneficiary to be an Irrevocable Beneficiary. An Irrevocable Beneficiary is a Beneficiary whose rights and interest under the Contract cannot be changed without the consent of such Irrevocable Beneficiary.

Payment of the Death Benefit to the Beneficiary:

We pay the Death Benefit to the primary Beneficiary (unless there are joint Owners, in which case the Death Benefit is paid to the surviving Owner(s)).

If all primary Beneficiaries die before any Owner (or, if the Owner is not a natural person, the Annuitant), we pay the Death Benefit to any contingent Beneficiary, who shall take the place of, and be deemed to be, the primary Beneficiary.

If there is a sole natural Owner and no surviving Beneficiary (or no Beneficiary is designated), we pay the Death Benefit to the Owner’s estate.

If the Owner is not a natural person and all Beneficiaries die before the Annuitant (or no Beneficiary is designated), the Owner will be deemed to be the primary Beneficiary.

One or more individuals may be a Beneficiary or contingent Beneficiary.

In the case of more than one Beneficiary, we will assume any Death Benefit is to be paid in equal shares to all primary Beneficiaries, unless you provide Notice to Us directing otherwise.

We will deem a Beneficiary to have predeceased the Owner if:

The Beneficiary died at the same time as the Owner;

The Beneficiary died within 24 hours after the Owner’s death; or

There is insufficient evidence to determine that the Beneficiary and Owner died other than at the same time.

The Beneficiary may decide how to receive the Death Benefit, subject to the distribution requirements under Section 72(s) of the Code. You may restrict a Beneficiary’s right to elect an Annuity Plan or receive the Death Benefit in a single lump-sum payment.

Change of Owner or Beneficiary

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You may change the ownership of a non-qualified Contract before the Annuity Commencement Date. Any change, addition or deletion of an Owner is treated as a change of ownership. We require any new Owner to have an Insurable Interest in the Annuitant. See page 44 .

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The age of the new Owner (or, if the new Owner is a non-natural person, the Annuitant’s age), as of the date of the change, will be used in determining when a Death Benefit is payable. In the event that the new Owner (or, in the case of a change to a non-natural Owner, the Annuitant) is age 85 or older, the Death Benefit after the ownership change will be the Accumulation Value. Please note that once a Death Benefit has been changed due to a change in Owner, a subsequent change to a younger Owner will not restore the

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Death Benefit.

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A change in ownership will cause the Minimum Guaranteed Withdrawal Benefit to terminate. We do not consider the following transactions to be a change of Owner and thus they are permitted under the Minimum Guaranteed Withdrawal Benefit:

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Continuation of the Contract by a Beneficiary who is the spouse (as defined under federal law) of the deceased
Owner;
From one custodian to another for the benefit of the same individual;
From a custodian for the benefit of an individual to the same individual;
From an individual to custodian for the benefit of the same individual;
Collateral assignments;
From one trust to another where the individual Owner and the grantor of both trusts are the same individual;
From one individual to a trust where the individual Owner and the grantor of the trust are the same individual;
From a trust to an individual where the individual Owner and grantor of the trust is the same individual;
Pursuant to a court order; and
From an Owner of a tax-qualified Contract that is a non-natural person to a beneficial owner or participant of that tax-
qualified Contract.

You have the right to change the Beneficiary unless you have designated such person as an Irrevocable Beneficiary at any time prior to the Annuity Commencement Date. Unless you specify otherwise, a change of Beneficiary cancels any existing Beneficiary designations in the same class (primary or contingent).

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Notice to Us is required for any changes pursuant to the Contract. Any such change will take effect as of the date Notice to Us is received and not affect any payment made or action taken by us before recording the change. A change of Owner likely has tax consequences. See page 49 .

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Contract Purchase Requirements

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We will issue a Contract so long as the Annuitant and the Owner (if natural person) are between the ages 50 and 80 at the time of application. An Insurable Interest must exist at the time we issue the Contract. In purchasing the Contract, you will represent and acknowledge that the Owner has an Insurable Interest in the Annuitant. We require the agent/registered representative to confirm on the application that the Owner has an Insurable Interest in the Annuitant. Insurable Interest means the Owner has a lawful and substantial economic interest in the continued life of a person. See page 44 .

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The minimum initial payment (which we refer to as the Initial Premium) for non-qualified (purchased with after-tax money) Contracts must be at least $10,000, and the Initial Premium for qualified (purchased with pre-tax money) Contracts must be at least $5,000. We currently accept Additional Premiums (any payment after the first payment) from the time your right to return the Contract expires up to 90 days after the first Contract Anniversary, but only when you notify us that Additional Premium will be coming before the end of the first Contract Year. Otherwise, we will only accept Additional Premiums through the end of the first Contract Year. Your ability to pay Additional Premiums is subject to our right in the Contract to not allow Additional Premiums. Each Additional Premium must be at least $500 for non-qualified Contracts and $50 for qualified Contracts.

We may refuse to accept certain forms of payment (e.g., traveler’s checks). We may also require information as to why a particular form of payment was used (e.g., third party checks), and the source of the funds, before we decide to accept it. We will not issue a Contract when you use an unacceptable form of payment. We will return to the source any payments we determine to be unacceptable.

If your Premium payment was transmitted by wire order from your agent/registered representative (broker-dealer), we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. Which procedure depends on whether your state or agent/registered representative (broker-dealer) requires an application to issue the Contract.

If an application is required, we will issue the Contract along with a Contract acknowledgement and delivery statement, but we reserve the right to void the Contract if we are not in receipt of a properly completed application within 5 days of receiving the Initial Premium. We will refund the Accumulation Value plus any charges we deducted, and the Contract will be voided. We will return the Initial Premium when required.
When an application is not required, we will issue the Contract along with a Contract acknowledgement and delivery statement. We require you to execute and return the Contract acknowledgement and delivery statement. Until you do, we will require a signature guarantee, or notarized signature, on certain transactions prior to processing.

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Except for Contracts issued in Florida or Connecticut, our prior approval is required for Premium that would cause the Accumulation Value of all annuities you maintain with us to exceed $1,000,000. For Contracts issued in Florida, we reserve the right not to accept Additional Premium which would bring the total sum of premiums or the value of the annuity under this Contract above $100,000, unless we approve such higher amount.

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Availability of the Contract

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state income tax brackets. You should not buy this Contract if:

You are looking for a short-term investment;
You cannot risk getting back an amount less than your initial investment; or
Your assets are in a plan that already provides for tax-deferral and you can identify no other benefits in purchasing this Contract.

When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, you should determine whether your existing contract will be subject to any fees or penalties upon termination of such contract. You should also compare the fees, charges, coverage provisions and limitations, if any, of your existing contract to this Contract.

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IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits, which other plans may not provide. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See page 53 for more information. If this Contract is issued as an IRA, no contributions may be made for the taxable year in which you attain age 70½.

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Crediting of Premium Payments

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We will process your Initial Premium within 2 Business Days of receipt and allocate it according to the instructions you specify, in an amount equal to the Accumulation Value as next determined, so long as the application and all information necessary for processing the Contract are complete. The Contract will not be issued unless your Initial Premium is allocated in accordance with the allocation percentages of each group of variable sub-accounts under required automatic rebalancing for the MGWB. See page 15 .

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In the event that an application is incomplete for any reason, we are permitted to retain your Initial Premium for up to 5 Business Days while attempting to complete it. We will contact you for further instructions when a variable sub-account that you have selected is not available or, we believe, is requested in error. If the application cannot be completed during this time, we will inform you of the reasons for the delay. We will also return the Initial Premium promptly. Alternatively, you may direct us to hold the Initial Premium, which we will place in a non-interest bearing account until the application is completed. Once the application is completed, we will process your Initial Premium within 2 Business Days and allocate it according to your instructions.

In some states, we may be required to allocate your Initial Premium to a money market sub-account while you have the right to return the Contract for a refund of the Initial Premium. We refer to this sub-account in the Contract as the Specially Designated Variable Sub-account – currently, the ING Money Market Portfolio. After your right to return the Contract expires, we will convert your Accumulation Value in the Specially Designated Variable Sub-account to Accumulation Value of the variable sub-accounts you previously selected. The Accumulation Value will be allocated based on the Accumulation Value next computed for each variable sub-account.

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We will process Additional Premium payments on or after the Accumulation Value next determined after receipt when we receive complete instructions. On Additional Premium, we will ask about any missing information. Additional Premium will be allocated in the same proportion as the current Accumulation Value, unless you specify otherwise. If a variable sub-account is no longer available for the allocation of Additional Premium (or for transfers) because it has been substituted or merged into another variable sub-account, we will execute your instructions using the substituted or merged variable sub-account. If a variable sub-account is no longer available for any other reason (including due to a fund purchase restriction) or, we believe, is requested in error, we will allocate the Additional Premiums proportionally among the other variable sub-account(s) in your current allocation. If none of the variable sub-accounts in which you are currently invested are available for the allocation of Additional Premium, we will attempt to contact you or your designated representative and obtain alternate instructions. Otherwise, we will return the Additional Premium to you.

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Once we allocate your Initial Premium and any permitted Additional Premiums to the variable sub-accounts selected by you, we will convert them to accumulation units. We have established an account to hold assets funding the variable benefits for this and other

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variable contracts, which we refer to as Variable Annuity Account B. We will divide the amount of the payment allocated to a particular variable sub-account by the value of an accumulation unit for the variable sub-account to determine the number of accumulation units of the variable sub-account to be held in Variable Annuity Account B with respect to your Contract. The net investment results of each variable sub-account vary with its investment performance.

Administrative Procedures

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the Accumulation Value as it is next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile Withdrawal request form), even if appropriate identifying information is provided.

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Other Contracts

We and our affiliates offer various other products with different features and terms than the Contracts, which may offer some or all of the same variable sub-accounts. These products may have different benefits, fees and charges, and may or may not better match your needs. Please consult your agent/registered representative if you are interested in learning more information about these other products.

Minimum Guaranteed Withdrawal Benefit

Highlights

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This paragraph introduces the terminology (i.e., the defined terms) of the Minimum Guaranteed Withdrawal Benefit, or MGWB, and provides a general overview of how its components work together. Benefits and guarantees are subject to the terms, conditions and limitations of the MGWB provisions under the Contract. The MGWB is an included feature of your Contract and is not an optional rider. You should however, consider the risk that, depending on the market performance of your allocation of Accumulation Value to the variable sub-accounts and how long you live, the MGWB feature of your Contract may not provide a benefit to you. The MGWB is an obligation of the General Account of ING Life Insurance and Annuity Company. Payment of the benefit is dependent upon the claims paying ability of the Company. More detailed information follows below. The capitalized words that are underlined in this paragraph constitute terminology that is unique to the MGWB and also indicate the title of the subsections included below, in which these defined terms are defined. The MGWB guarantees an amount available for regular or systematic Withdrawals from the Contract each Contract Year once the Lifetime Withdrawal Phase begins (which is the date of your first Withdrawal on or after the Annuitant reaches the Lifetime Withdrawal Eligibility Age). We use the MGWB Base (which is set to the Initial Premium on the Contract Date and adjusted as described below) as part of the calculation of the pre-determined amount the MGWB guarantees to be available for regular or systematic Withdrawals from the Contract each Contract Year (which we refer to as the Maximum Annual Withdrawal). The rate at which we calculate the amount of the Maximum Annual Withdrawal is greater the longer you can wait to take a Withdrawal. The guarantee continues when the MGWB enters Lifetime Automatic Periodic Benefit Status (which begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the Maximum Annual Withdrawal), at which time we will make periodic payments to you in an aggregate annual amount equal to the Maximum Annual Withdrawal (since Accumulation Value would be zero) until the Annuitant’s death. The MGWB Base is eligible for Ratchets (which are recalculations of the MGWB Base as described below), and is subject to adjustment for any Excess Withdrawals. The MGWB has an allowance for Withdrawals from a Contract subject to the Required Minimum Distribution rules of the Code that would otherwise be Excess Withdrawals. The MGWB allows for spousal continuation, and for contracts issued in New Jersey, continuation by a civil union partner.

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MGWB Base

The MGWB Base is the factor we use for the sole purpose of calculating the Maximum Annual Withdrawal and the charges for the MGWB. On the Contract Date, the MGWB Base is set equal to the Initial Premium. The MGWB Base is increased, dollar for dollar, by any Additional Premiums that we may permit and accept. The MGWB Base may also be increased by Ratchets and may decrease due to any Withdrawals. The MGWB has no cash value.

Withdrawals and Excess Withdrawals

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Once the Lifetime Withdrawal Phase begins, on the date of your first Withdrawal after the Annuitant is age 65, Withdrawals within a Contract Year up to the Maximum Annual Withdrawal, including for payment of Investment Advisory Fees, will have no impact on the MGWB Base. These Withdrawals will not incur Surrender Charges. Additionally, we will waive the Surrender Charges on Withdrawals in a Contract Year that are less than or equal to the Surrender Charge Free Withdrawal. See page 18 .

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àExplanatory Example:

Under a Contract in the Lifetime Withdrawal Phase of the MGWB, the Accumulation Value is $90,000, the MGWB Base is $100,000, and the Maximum Annual Withdrawal is $5,500. While a Withdrawal of $5,500 would reduce the Accumulation Value to $84,500, it would not reduce the MGWB Base, as the Withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is:

Any Withdrawal taken before the Annuitant reaches the Lifetime Withdrawal Eligibility Age, other than a request for the payment of Investment Advisory Fees;
Any Withdrawal in a Contract Year exceeding the then current Maximum Annual Withdrawal (MAW) on or after the Lifetime Withdrawal Phase has begun; or

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On the date that any Excess Withdrawal occurs, we will apply an immediate pro rata reduction to the MGWB Base. The proportion of any such reduction will equal:

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A

{B – (C – A)}

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A is the amount of the Excess Withdrawal B is the Accumulation Value immediately prior to the Withdrawal C is the total amount of the current Withdrawal

IMPORTANT NOTE: An Excess Withdrawal will be deemed to be a full Surrender and the Cash Surrender Value will be paid if, at the time of the Withdrawal, no Premiums have been received for the prior 24 months and the remaining Cash Surrender Value as of the close of that Business Day is less than $2,500.

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An Excess Withdrawal will result in a pro rata reduction of the MGWB Base, meaning the MGWB Base will be reduced in the same proportion as the Accumulation Value is reduced by the portion of the Withdrawal that is considered an Excess Withdrawal, inclusive of Surrender Charges (rather than the total amount of the Withdrawal). An Excess Withdrawal may subject to Surrender Charges whether or not the Lifetime Withdrawal Phase has begun. Surrender Charges are considered part of the Withdrawal.

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àExplanatory Example:

Under a Contract before the Lifetime Withdrawal Phase of the MGWB begins, the Accumulation Value is $90,000, the MGWB Base is $100,000, and there is no Maximum Annual Withdrawal because the Annuitant not yet age 65. As a result, the entire amount of a $3,000 Withdrawal is considered an Excess Withdrawal. The MGWB Base will be reduced by 3.33% ($3,000/$90,000) to $96,667 ((1 - 3.33%) * $100,000). This example assumes no Surrender Charges.

Accumulation	Net	Surrender	Gross	Total Net	Total Gross	MGWB	Maximum
Value	Withdrawal	Charges	Withdrawal	Withdrawals	Withdrawals	Base	Annual
							Withdrawal
$90,000	($3,000)	0	($3,000)	($3,000)	($3,000)	$100,000	n/a
$87,000						$96,667

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Although a Withdrawal to pay Investment Advisory Fees before the Lifetime Withdrawal Phase begins is considered an Excess Withdrawal, the adjustment to the MGWB Base will be dollar for dollar (rather than pro rata).

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An Excess Withdrawal that occurs after the Lifetime Withdrawal Phase begins will also cause the Maximum Annual Withdrawal to be recalculated. The adjustment to the MGWB Base and Maximum Annual Withdrawal is based on the lesser of the amount by which the total gross Withdrawals in the Contract Year exceed the Maximum Annual Withdrawal and the amount of the current gross Withdrawal.

àExplanatory Example:

Under a Contract after the Lifetime Withdrawal Phase of the MGWB begins, the Accumulation Value is $53,000, the MGWB Base is $100,000, and the Maximum Annual Withdrawal is $5,000. The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal and do not incur Surrender Charges. The next Withdrawal of $1,500 exceeds the Maximum Annual Withdrawal and will incur Surrender Charges. Although the current Withdrawal is $1,700 with surrender charge, the adjustment to the MGWB Base and the Maximum Annual Withdrawal is based on $1,200, which is the amount by which the total gross Withdrawals in the Contract Year exceed the Maximum Annual Withdrawal. The MGWB Base will be reduced by 2.5% ($1,200/$48,000) to $97,500 ((1 - 2.5%) * $100,000). The Maximum Annual Withdrawal is also reduced by 2.5% to $4,875 ((1 - 2.5%) * $5,000).

Accumulation	Net	Surrender	Gross	Total Net	Total Gross	MGWB	Maximum
Value	Withdrawal	Charges	Withdrawal	Withdrawals	Withdrawals	Base	Annual
							Withdrawal
$53,000	($3,000)		($3,000)	($3,000)	($3,000)	$100,000	$5,000
$50,000	($1,500)		($1,500)	($4,500)	($4,500)	$100,000	$5,000
$48,500	($1,500)	($200)	($1,700)	($6,000)	($6,200)	$100,000	$5,000
$46,800				($6,000)	($6,200)	$97,500	$4,875

Ratchets

The MGWB Base is recalculated on each Contract Anniversary (which we refer to as the Ratchet Date) to equal the greater of the current value of:

The MGWB Base; and The Accumulation Value

We call each such recalculation a Ratchet. If the Accumulation Value on the applicable Ratchet Date is equal to or less than the MGWB Base on such Ratchet Date, no Ratchet occurs.

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If a Ratchet is scheduled to occur on a non-Business Day, the determination of whether a Ratchet will occur will take place on the next Business Day, calculated using the Accumulation Value as of the end of that Business Day, prior to the processing of any transactions. To the extent an Additional Premium is accepted, on any date that such Additional Premium is paid on a Ratchet Date, that Additional Premium will be added to the MGWB Base before any otherwise applicable Ratchets are applied.

Lifetime Withdrawal Phase

The Lifetime Withdrawal Phase is the period during which the maximum amount available for Withdrawal in any Contract Year without reducing the MGWB Base in future Contract Years is calculated (which we refer to as the Maximum Annual Withdrawal). The Lifetime Withdrawal Phase begins on the date of your first Withdrawal, other than a Withdrawal requested for payment of Investment Advisory Fees, on and after the Annuitant is age 65 (which we refer to as the Lifetime Eligibility Age). On the date of your first Withdrawal after the Annuitant is age 65, the MGWB Base is recalculated to equal the greater of the current value of:

The MGWB Base; and
The Accumulation Value on the previous Business Day.

The Lifetime Withdrawal Phase will continue until the earliest of:

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The date Annuity Payments begin, except under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA
Contract (see page 41 );
The Accumulation Value is reduced to zero by an Excess Withdrawal;
The date the Contract enters Lifetime Automatic Periodic Benefit Status;
Surrender of the Contract; and
The first Owner’s death or, if the Owner is not a natural person, the Annuitant’s death, unless the Beneficiary is the
Owner’s spouse and elects to continue the Contract.

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Maximum Annual Withdrawal

The Maximum Annual Withdrawal is the maximum amount available for regular or systematic Withdrawals from the Contract under the MGWB in any Contract Year without reducing the MGWB Base in future Contract Years. The Maximum Annual Withdrawal equals the MGWB Base multiplied by the applicable MAW percentage, as set forth in the schedules below. The amount of the Maximum Annual Withdrawal is first calculated on the date the Lifetime Withdrawal Phase begins. We use the MAW percentages from one of the three schedules below to calculate the amount of the Maximum Annual Withdrawal. The MAW percentages are based on the age of the Annuitant as of the date the Maximum Annual Withdrawal is calculated. The schedules depend on the number of Contract Years completed prior to any Withdrawal, other than a Withdrawal to pay Investment Advisory Fees.

The rate at which we calculate the amount of the Maximum Annual Withdrawal is greater the longer you wait to take a Withdrawal:

Before 5th		After 5th but before 10th		After 10th
Contract Anniversary		Contract Anniversary		Contract Anniversary
Annuitant’s Age	MAW%	Annuitant’s Age	MAW%	Annuitant’s Age	MAW%
65-69	3.0%	65-69	4.0%	65-69	5.0%
70-74	3.5%	70-74	4.5%	70-74	5.5%
75+	4.0%	75+	5.0%	75+	6.0%

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IMPORTANT NOTE: One of three schedules of the MAW percentages indicated will apply once the Lifetime Withdrawal Phase begins, and once determined, the schedule of MAW percentages will apply for the life of the Annuitant.

During the Lifetime Withdrawal Phase, you are eligible for a greater MAW percentage within the same schedule of MAW percentages as the Annuitant ages. The Maximum Annual Withdrawal will be automatically recalculated using the greater MAW percentage on the next Contract Anniversary. The MAW percentage is permanently fixed, however, once the MGWB enters Lifetime Automatic Periodic Benefit Status, which begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the Maximum Annual Withdrawal.

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The Maximum Annual Withdrawal is recalculated whenever the MGWB Base is recalculated, and the amount of the Maximum Annual Withdrawal will increase if the MGWB Base is increased through Ratchets. The amount of the Maximum Annual Withdrawal will not be reduced by any negative market performance attributable to your variable sub-account allocations.

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ONLY FOR TAX-QUALIFIED CONTRACTS
ALLOWANCE FOR REQUIRED MINIMUM DISTRIBUTIONS

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Required Minimum Distributions

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For purposes of the MGWB, we do not deem Withdrawals that exceed the Maximum Annual Withdrawal to be Excess Withdrawals, if such Withdrawals relate to a Contract subject to the Required Minimum Distribution rules of the Code. You will be entitled to receive the amount by which the Required Minimum Distribution applicable to this Contract for a calendar year exceeds the Maximum Annual Withdrawal without causing a pro rata adjustment to the MGWB Base and Maximum Annual Withdrawal. We refer to this amount as the Additional Withdrawal Amount.

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àExplanatory Example:

If your Required Minimum Distribution for the current calendar year applicable to the Contract is $6,000, and the Maximum Annual Withdrawal is $5,000, then you will be entitled to receive an Additional Withdrawal Amount of $1,000 ($6,000 -$5,000).

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The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January to equal the portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on the determination date. We waive surrender charges on Withdrawals in a Contract Year that are less than or equal to the Surrender Charge Free Withdrawal. See page 18 . Amounts Withdrawn for payment of Investment Advisory Fees will count toward the application of the Maximum Annual Withdrawal and the Additional Withdrawal Amount.

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If you are entitled to an Additional Withdrawal Amount, once you have taken the Maximum Annual Withdrawal for the then current Contract Year, the amount of any additional Withdrawals will reduce the Additional Withdrawal Amount for the current calendar year and, and if such additional Withdrawals do not exceed the Additional Withdrawal Amount, they will not constitute Excess Withdrawals.

àExplanatory Example:

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Assuming the Required Minimum Distribution for the current calendar year applicable to the Contract is $6,000, and the Maximum Annual Withdrawal is $5,000, the Additional Withdrawal Amount equals $1,000 ($6,000 - $5,000). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal. Although the next Withdrawal of $1,500 exceeds the Maximum Annual Withdrawal by $1,000, this amount is equal to the Additional Withdrawal Amount. Because the Additional Withdrawal Amount is not deemed to be an Excess Withdrawal, there would be no pro rata adjustment to the MGWB Base and Maximum Annual Withdrawal.

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Any unused amount of the Additional Withdrawal Amount from one calendar year may be carried over to the next calendar year and is available through the end of that latter year, at which time any amount remaining will expire. Once you have taken the Maximum Annual Withdrawal for the current Contract Year, the dollar amount of any additional Withdrawals will first count against and reduce any unused Additional Withdrawal Amount from the previous calendar year, followed by any Additional Withdrawal Amount for the current calendar year.

àExplanatory Example:

Assume the most recent Contract Anniversary was July 1, 2008 and the Maximum Annual Withdrawal is $5,000. Also assume the Required Minimum Distributions for 2009 and 2010 applicable to the Contract are $6,000 and $5,000, respectively. Between July 1, 2008 and December 2008, a Withdrawal is taken that exhausts the Maximum Annual Withdrawal. On January 1, 2009, the Additional Withdrawal Amount for the current calendar year equals $1,000 ($6,000 -$5,000). (Note: Although the Maximum Annual Withdrawal has been exhausted, it is still used to calculate the Additional Withdrawal Amount.) No additional Withdrawals occur in 2009. On January 1, 2010, the Additional Withdrawal Amount for the current calendar year equals zero ($5,000 - $5,000). However, the Additional Withdrawal Amount calculated for 2009 would still available for Withdrawal until December 31, 2010.

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Withdrawals that exceed the amount of the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts will be deemed to be Excess Withdrawals that will cause a pro rata reduction of the MGWB Base, and therefore, a recalculation of the amount of the Maximum Annual Withdrawal.

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àExplanatory Example:

Under a Contract with an Accumulation Value of $53,000, the MGWB Base is $100,000, the Maximum Annual Withdrawal is $5,000 and the Required Minimum Distribution for the current calendar year applicable to the Contract is $6,000. The Additional Withdrawal amount equals $1,000 ($6,000 - $5,000). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal. The next Withdrawal of $3,500 exceeds the sum of the Maximum

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Annual Withdrawal and the Additional Withdrawal Amount. Although the current Withdrawal is $3,500, the adjustment to the MGWB Base and the Maximum Annual Withdrawal is based on $2,000, which is the amount by which the total Withdrawals in the Contract Year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount. The MGWB Base will be reduced by 4.26% ($2,000/47,000) to $95,745 ((1 - 4.26%) * $100,000). The Maximum Annual Withdrawal is also reduced by 4.26% to $4,787 (1 - 4.26%) * $5,000). This example assumes no surrender charges.

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Accumulation		Total	MGWB	Maximum
Value	Withdrawal	Withdrawals	Base	Annual
				Withdrawal
$53,000	($3,000)	($3,000)	$100,000	$5,000
$50,000	($1,500)	($4,500)	$100,000	$5,000
$48,500	($3,500)	($8,000)	$100,000	$5,000
$45,000		($8,000)	$95,745	$4,787

The Additional Withdrawal Amount is not subject to any adjustment in the event that the Maximum Annual Withdrawal is recalculated during a Contract Year. There is also no adjustment to the Additional Withdrawal Amount upon spousal continuation of the MGWB.

Lifetime Automatic Periodic Benefit Status

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Lifetime Automatic Periodic Benefit Status only begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the Maximum Annual Withdrawal and not by an Excess Withdrawal (or Surrender of the Contract). An Excess Withdrawal that causes your Accumulation Value to be reduced to zero will terminate the MGWB. Moreover, any Excess Withdrawal will be deemed to be a full Surrender and the Cash Surrender Value will be paid if, at the time of the Withdrawal, no Premiums have been received for the prior 24 months and the remaining Cash Surrender Value as of the close of that Business Day is less than $2,500. See page 27 .

During Lifetime Automatic Periodic Benefit Status, you will no longer be entitled to make Withdrawals; instead, we will make periodic payments to you, which over the course of a Contract Year, will, in the aggregate, equal the Maximum Annual Withdrawal. We refer to these payments as MGWB Periodic Payments. MGWB Periodic Payments will begin on the first Contract Anniversary after the date the MGWB enters Lifetime Periodic Benefit Status and will continue to be paid annually for each Contract Year thereafter until the Annuitant dies and the Contract terminates. If, when Lifetime Automatic Periodic Benefit Status begins, your net Withdrawals are less than the Maximum Annual Withdrawal for that Contract Year, we will promptly pay you the difference.

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During Lifetime Automatic Periodic Benefit Status:

The dollar amount of the Maximum Annual Withdrawal will be the same for the remaining life of the Annuitant. The MAW percentage is permanently fixed, and you will no longer be eligible for a greater MAW percentage as the Annuitant ages.

No Additional Premiums are permitted.

The Contract will provide no further benefits other than as provided in connection with the Minimum Guaranteed Withdrawal Benefit.

Any Endorsements attached to the Contract will terminate unless specified otherwise

The Owner or, if applicable, the Owner’s estate is obligated to return any MGWB Periodic Payments made before we receive Notice to Us of the Annuitant’s death.

If you have previously elected to receive systematic Withdrawals pursuant to the terms of the Contract, which would entitle you to receive either a fixed dollar amount or an amount based upon a percentage of the Accumulation Value that is withdrawn from your Contract and paid to you on a monthly, quarterly or annual basis, the MGWB Periodic Payments once Lifetime Automatic Periodic Benefit Status begins will be made at the same frequency and on the same dates as previously set up, provided the payments were being made monthly or quarterly. If the payments were being made annually, then the MGWB Periodic Payments will be made on each Contract Anniversary. The sum of the MGWB Periodic Payments in each Contract Year will equal the amount of the Maximum Annual Withdrawal.

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In the event that the Accumulation Value is reduced to zero before the Lifetime Withdrawal Phase begins, MGWB Periodic Payments will be deferred until the Contract Anniversary on or after the Annuitant reaches age 65. A Death Benefit may still be payable while the MGWB is in deferred Lifetime Automatic Periodic Benefit Status. See page 38 .

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Death of Owner or Annuitant and Spousal Continuation of the MGWB

The MGWB terminates upon the death of the Owner, if such Owner is a natural person. In the case of joint Owners who are natural persons, the MGWB terminates upon the death of the first Owner and in the case of an Owner that is a non-natural person, the MGWB terminates upon the death of the Annuitant. When the MGWB is in Lifetime Automatic Periodic Benefit Status, it terminates on the date of the Annuitant’s death.

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The Contract permits a Beneficiary who is the spouse of the deceased Owner to elect to continue the Contract. The surviving spouse as Beneficiary (or deemed Beneficiary) has the option, but is not required to continue the Contract. Except as described in the Important Note below, the spouse’s right to continue the Contract is limited by our use of the definition of “spouse” under U.S. federal law, which refers only to a person of the opposite sex who is a husband or a wife. In electing to continue the Contract, the age of the surviving spouse will be used as the Owner’s age under the continued Contract. The surviving spouse will become the sole Owner and will also replace the deceased Owner as Annuitant, if applicable.

The MGWB is continued on the date that the Contract is continued. The MGWB Charge will restart at the next quarterly Contract Anniversary following spousal continuation of the Contract. The Lifetime Withdrawal Phase does not begin, or resume, until the date of the first Withdrawal after the surviving spouse as the Annuitant reaches age 65. The amount of the Maximum Annual Withdrawal will also be calculated, or recalculated, based on the age of the surviving spouse as the Annuitant. Any Withdrawal taken after spousal continuation of the Contract, but before the MGWB is continued will be considered an Excess Withdrawal. The MGWB Base remains eligible for Ratchets. Any available Additional Withdrawal Amounts will not be adjusted due to a spousal continuation.

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Treatment of the MGWB upon spousal continuation depends on whether or not the surviving spouse is the original Annuitant and the Lifetime Withdrawal Phase has begun:

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If the surviving spouse is NOT the a Joint Owner and the	If the surviving spouse IS a Joint Owner and the original
original Annuitant AND the Lifetime Withdrawal Phase has	Annuitant OR the Lifetime Withdrawal Phase has not yet begun:
already begun:
The MGWB Base equals the Accumulation Value, inclusive of	The MGWB Base equals the greater of the Accumulation Value,
the Death Benefit, as of the date of the spousal continuance.	inclusive of the Death Benefit; and the last calculated MGWB
Base, reduced pro rata for any Withdrawals since the
deceased Owner’s death.
Additional Premiums will only be allowed until the first Contract	Additional Premiums will only be allowed until the first Contract
Anniversary following the original Contract Date.	Anniversary following the original Contract Date.
The schedule of MAW percentages to calculate the amount of	The schedule of MAW percentages to calculate the amount of
the Maximum Annual Withdrawal is based on the current age of	the Maximum Annual Withdrawal is based on the current age of
the surviving spouse as Annuitant. The number of Contract	the surviving spouse as the original Annuitant. The number of
Years completed prior to any Withdrawal is measured from the	Contract Years completed prior to any Withdrawal is measured
date the surviving spouse continues the MGWB.	from the Contract Date.

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¡ IMPORTANT NOTE: For contracts issued in New Jersey only, a surviving civil union partner will have the same option to continue the Contract as a surviving spouse. All references in this section to a “surviving spouse” or “spousal continuation” shall apply equally to a civil union partner.

Other Events that Terminate the MGWB

In addition to the MGWB terminating upon the Owner or Annuitant’s death (subject to the surviving spouse’s option to continue the Contract) as described above, the MGWB terminates in the event that:

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The Contract (and therefore the MGWB) is terminated by Surrender. See page 32.
The Accumulation Value is applied to an Annuity Plan described in Table 1. See page 41.
The MGWB is terminated upon an impermissible ownership change. See page 23.
We revoke the current, noncontractual waiver of the Group A minimum allocation percentage, and you decide to cancel the MGWB. See page 16.
We reclassify a variable sub-account, and you decide to cancel the MGWB. See page 16.

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If the MGWB is terminated, the charge for the MGWB will be prorated. Prorated charges will be deducted on the next succeeding Contract Anniversary. See page 20.

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Surrender and Withdrawals

Except under certain tax-qualified Contracts, you may withdraw all or part of your money at any time before the earlier of:

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The date on which Annuity Payments begin (which we refer to as the Annuity Commencement Date), except under the Table 2 Annuity Plans (see page 41 ); and
IMPORTANT NOTE: You may take a Withdrawal after the Annuity Commencement Date under the Table 2
Annuity Plan for a non-qualified Contract or Roth IRA Contract; you may Surrender the Contract after the
Annuity Commencement Date under both Table 2 Annuity Plans.
The death of the Owner (or, if the Owner is not a natural person, the death of the Annuitant).

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A Surrender or Withdrawal before the Owner or Annuitant, as applicable, reaches age 59 ½ may be subject to a U.S. federal income tax penalty equal to 10% of such amount treated as income, for which you would be responsible. See page 49 for a general discussion of the U.S. federal income tax treatment of the Contract, which discussion is not intended to be tax advice. You should consult a tax adviser for advice about the effect of U.S. federal income tax laws, state laws or any other tax laws affecting the Contract, or any transaction involving the Contract.

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Cash Surrender Value

You may take the full cash value from the Contract (which we refer to as the Cash Surrender Value). We do not guarantee a minimum Cash Surrender Value. The Cash Surrender Value will fluctuate daily based on the investment results of the variable sub-accounts to which your Accumulation Value is allocated. At any time prior to the Annuity Commencement Date, the Cash Surrender Value equals:

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Accumulation Value
èMinus(if applicable)
¡Any applicable Surrender Charges
¡Any non-daily charges that have been incurred but not deducted (for example, the annual administrative charge and the pro rata portion of any MGWB Charges)
¡Any Surrender Charges calculated at the time of Surrender

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To Surrender the Contract, you must provide Notice to Us of such Surrender. If we receive your Notice to Us before the close of business on any Business Day, we will determine the Cash Surrender Value as of the close of business on such Business Day; otherwise, we will determine the Cash Surrender Value as of the close of the next Business Day. We may require that the Contract be returned to us before we pay you the Cash Surrender Value. If you have lost the Contract, we may require that you complete and return to our Customer Service Center a lost contract form.

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We will generally pay the Cash Surrender Value within 7 days of receipt of Notice to Us of such Surrender. You may receive the Cash Surrender Value in a single lump sum payment or apply it to an Annuity Plan. See page 41 . Upon payment of the Cash Surrender Value, this Contract will terminate and cease to have any further value.

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Withdrawals

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You may take a portion of the Accumulation Value from the Contract (which we refer to as a Withdrawal). To make a Withdrawal, you must provide Notice to Us that specifies the variable sub-accounts from which to make the Withdrawal. Otherwise, we will make the Withdrawal on a pro rata basis from all of the variable sub-accounts in which you are invested. If we receive your Notice to Us before the close of business on any Business Day, we will determine the amount of the Accumulation Value of each variable sub-account at the close of business on such Business Day; otherwise, we will determine the amount of the Accumulation Value as of the close of the next Business Day. The Accumulation Value may be more or less than the Premium payments you have made. A Withdrawal may be subject to a surrender charge.

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We currently offer the following Withdrawal options:

Regular Withdrawals; and
Systematic Withdrawals.

Regular Withdrawals

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After your right to return the Contract has expired (see page 44 ), you may take one or more regular Withdrawals. Each such regular Withdrawal must be a minimum of the lesser of:

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$1,000; and
The Surrender Charge Free Withdrawal. See page 18 .

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You are permitted to make regular Withdrawals regardless of whether you have previously elected, or continue to elect, to make systematic Withdrawals. A Withdrawal will constitute an Excess Withdrawal (see page 27 ) and be deemed to be a full

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Surrender and the Cash Surrender Value will be paid if:

No Premiums have been received in the prior 24 months; and
The remaining Cash Surrender Value as of the close of the Business Day on which such Surrender is made is less than
$2,500.

Systematic Withdrawals

You may choose to receive automatic systematic Withdrawal payments from the Accumulation Value in the variable sub-accounts in which you are invested, provided you are not making IRA withdrawals (see “Withdrawals from Individual Retirement Annuities” below). You may take systematic Withdrawals monthly, quarterly or annually. Systematic Withdrawals will incur surrender charges, unless you limit the amount of your systematic Withdrawals to the maximum amount available for Withdrawal in a Contract Year without incurring surrender charges. There is no additional charge for electing the systematic Withdrawal option. Only one systematic Withdrawal option may be elected at a time. You may begin a systematic Withdrawal in a Contract Year in which a regular Withdrawal has been made.

If you are eligible for systematic Withdrawals, you must provide Notice to Us of the date on which you would like such systematic Withdrawals to start. This date must be at least 30 days after the Contract Date and no later than the 28th day of the calendar month. For a day that is after the 28th day of the calendar month, the payment will be made on the first Business Day of the next succeeding calendar month. Subject to these restrictions on timing, if you have not indicated a start date, your systematic Withdrawals will begin on the first Business Day following the Contract Date (or the monthly or quarterly anniversary thereof), and the systematic Withdrawals will be made at the frequency you have selected, which may be either monthly, quarterly or annually. If the day on which a systematic Withdrawal is scheduled is not a Business Day, the payment will be made on the next succeeding Business Day.

You may express the amount of your systematic Withdrawal as either:

A fixed dollar amount; or
An amount that is a percentage of the Accumulation Value.

The amount of each systematic Withdrawal must be a minimum of $100. If your systematic Withdrawal is a fixed dollar amount of less than $100 on any systematic Withdrawal date, we will automatically and immediately terminate your systematic Withdrawal election. Fixed dollar systematic Withdrawals that are intended to satisfy the requirements of Section 72(q) or 72(t) of the Code may exceed the maximum amount available for Withdrawal in a Contract Year without incurring surrender charges. However, such Withdrawals will incur surrender charges on any amount in excess of such applicable maximum amount.

Systematic withdrawals of an amount based on a percentage of the Accumulation Value are subject to the applicable maximum percentage of Accumulation Value as shown below, which is used to calculate the amount of Withdrawal on the date of each systematic Withdrawal:

Frequency of Systematic Withdrawals	Maximum Percentage of Accumulation Value
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

If your systematic Withdrawal of an amount that is a percentage of the Accumulation Value would be less than $100, we will automatically increase the amount to $100, provided it does not exceed the applicable maximum percentage of Accumulation Value and you have elected not to incur surrender charges. Otherwise, we will only pay the portion that would not incur surrender charges and then automatically and immediately terminate your systematic Withdrawal election.

You may change the fixed dollar amount, or percentage of Accumulation Value, of your systematic Withdrawal once each Contract Year, except in a Contract Year during which you have previously made a regular Withdrawal. You may cancel the systematic Withdrawal option at any time by providing Notice to Us at least 7 days before the date of the next scheduled systematic Withdrawal. For systematic Withdrawals based on a fixed dollar amount, we will not adjust the systematic Withdrawal payments to account for any Additional Premium received from you. For systematic Withdrawals based on a percentage of your Accumulation Value, however, we will automatically incorporate into the systematic Withdrawal calculation any Additional Premiums received from you.

Surrender Charges on Systematic Withdrawals

Systematic Withdrawals will incur surrender charges, unless you elect to limit the amount of your systematic Withdrawals to the maximum amount available for Withdrawal in a Contract Year without incurring surrender charges. In the event that a systematic Withdrawal incurs a surrender charge, we will apply the surrender charge to the Accumulation Value.

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Withdrawals from Individual Retirement Annuities

If you have an IRA Contract (other than a Roth IRA Contract) and will be at least age 70½ during any calendar year, you may, pursuant to your IRA Contract, elect for such calendar year and successive calendar years to have distributions made to you to satisfy requirements imposed by U.S. federal income tax law. Such IRA Withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service rules governing mandatory distributions under qualified plans.

If you elect to make IRA Withdrawals, we will send you a notice before such IRA Withdrawals commence, and you may elect to make IRA Withdrawals at that time, or at a later date. Any IRA Withdrawals will be made at the frequency you have selected (which may be monthly, quarterly or annually) and will commence on the start date you have selected, which must be no earlier than 30 days after the Contract Date and no later than the 28th day of the calendar month. For a day that is after the 28th day of any calendar month, the payment will be made on the first Business Day of the next succeeding month. Subject to these restrictions on timing, if you have not indicated a start date, your IRA Withdrawals will begin on the first Business Day following your Contract Date at the frequency you have selected.

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At your discretion, you may request that we calculate the amount you are required to withdraw from your Contract each year based on the information you give us and the various options under the IRA Contract that you have chosen. This amount will be a minimum of $100 per IRA Withdrawal. For information regarding the calculation and options that you have, please see the SAI, which you may request from us without charge by sending us the request form on page 57 of this prospectus. Alternatively, we will accept written instructions from you setting forth your calculation of the required amount to be withdrawn from your IRA Contract each year, also subject to the $100 minimum per IRA Withdrawal. If at any time the IRA Withdrawal amount is greater than the Accumulation Value, we will immediately terminate the IRA Contract and promptly send you an amount equal to the Cash Surrender Value.

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You may not elect to make IRA Withdrawals if you have already elected to make systematic Withdrawals. Additionally, since only one systematic Withdrawal option may be elected at a time, if you have elected to make such systematic Withdrawals, distributions thereunder must be sufficient to satisfy the mandatory distribution rules imposed by U.S. federal income tax law; otherwise, we may alter such distributions to comply with U.S. federal income tax law. You are permitted to change the frequency of your IRA Withdrawals once per Contract Year, and you may cancel IRA Withdrawals altogether at any time by providing Notice to Us at least 7 days before the next scheduled IRA Withdrawal date to ensure such scheduled IRA Withdrawals and successive IRA Withdrawals are not effected.

Variable Sub-account Transfers (Excessive Trading Policy)

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Between the time that your right to return the Contract has expired and the date on which Annuity Payments begin, you may transfer your Accumulation Value among the variable sub-accounts in which you are invested, subject to the variable sub-account classifications of, and automatic rebalancing required by, the MGWB until it is no longer in effect. See page 15 . We currently do not charge you for transfers made during a Contract Year, but reserve the right to charge for each transfer after the twelfth transfer in a Contract Year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.

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The minimum amount that you may transfer is $100 (unless your entire Accumulation Value held in a variable sub-account is less than $100, in which case you may transfer the entire Accumulation Value in such variable sub-account regardless of the amount). You must provide Notice to Us to make a transfer. We will determine transfer values at the end of the Business Day on which you provide Notice to Us. Transferred amounts will be reduced by Excess Transfer Charges and redemption fees, if any, imposed by the investment portfolio in which a variable sub-account invests. The transfer will be made on the same day we receive the transfer request, unless such day is not a Business Day, or we receive the transfer request after the earlier of 4 p.m. Eastern Time and the close of regular trading on the New York Stock Exchange, in which case we will make the transfer on the next succeeding Business Day.

Variable Annuity Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believed to be genuine. We may require personal identifying information to process a request for transfer made by telephone, on the Internet or by other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers

The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

Increased trading and transaction costs;
Forced and unplanned investment portfolio turnover;
Lost opportunity costs; and

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Large asset swings that decrease the fund’s ability to provide maximum investment return to all Contract Owners.

Consequently, we have adopted an Excessive Trading Policy (as described below) to prevent frequent or disruptive transfers that could otherwise adversely affect fund performance and investment returns. Accordingly, individuals and entities that use market-timing investment strategies or make frequent transfers should not purchase the Contract.

Excessive Trading Policy

We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

Meets or exceeds our current definition of Excessive Trading, as defined below; or
Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period
(hereinafter, a purchase and sale of the same fund is referred to as a “round-trip”). This means two or more round-
trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether one is engaging in Excessive Trading:

Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, and Withdrawals);
Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
Purchases and sales of fund shares in the amount of $5,000 or less;
Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time (“Electronic Trading Privileges”). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual’s or entity’s trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic “inquiry only” privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual’s or entity’s trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any

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future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual’s or entity’s trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual’s or entity’s trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual’s or entity’s failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual’s or entity’s Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of Contract Owners and fund investors and/or state or federal regulatory requirements.

If we modify our policy, it will be applied uniformly to all Contract Owners or, as applicable, to all Contract Owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Investment Portfolios

Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a sub-account if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of shares of a fund or shares of all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies

As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the Contract. Trading information related to a Contract Owner is shared under these agreements, as necessary, so that fund companies are able to monitor fund share trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding Contract Owner transactions, including, but not limited to, information regarding fund transfers initiated by you. In addition to information about Contract Owner transactions, this information may include personal Contract Owner information, including your name and social security number or other tax identification number.

As a result of this information sharing, a fund company may direct us to restrict a Contract Owner’s transactions if the fund determines that the Contract Owner has violated the fund’s excessive/frequent trading policy. This could include directing us to reject any allocations of Premium, or reallocations of Accumulation Value, to the fund or all funds within the fund family.

Dollar Cost Averaging

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Dollar cost averaging is available prior to the Annuity Commencement Date. Dollar cost averaging is also available after the Annuity Commencement Date under the Table 2 Annuity Plans. See page 41 . You are eligible to participate in dollar cost averaging, or DCA, through the ING Money Market Portfolio starting no earlier than 30 days after the Contract Date. This variable sub-account serves as the source account from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the variable sub-accounts you specify. You may participate in dollar cost averaging by providing Notice to Us of your election to participate. There is no additional charge for dollar cost averaging. The duration is 3 months, or any longer duration you may specify, so long as you meet the minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the variable sub-account(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over the duration. DCA is not available with automatic rebalancing and may be subject to limited availability in connection with systematic Withdrawals.

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Because the number of units of a variable sub-account that are purchased depend on whether the value of the unit is low (resulting in more units purchased) or high (resulting in fewer units purchased), DCA, through a stream of equal payments over the relevant

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duration is designed to lessen the impact of market fluctuation on your investment. Therefore, a lower than average value per unit may be achieved over the long term; however, we cannot guarantee this. When you elect to participate in DCA, you are continuously investing in securities whose price levels are changing. You should consider your ability to withstand periods of potentially significantly fluctuating price levels.

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Transfers under DCA will be subject to the variable sub-account classifications of, and automatic rebalancing required by, the MGWB until it is no longer in effect. See page 15 . If you do not specify to which variable sub-accounts to transfer the dollar amount of the source account, we will transfer the money to the variable sub-accounts in which you are currently invested on a proportional basis, subject to any fund purchase restrictions. The transfer date is the same day each month as your Contract Date. For a day that is after the 28th day of any calendar month, the transfer will be made on the first Business Day of the next succeeding calendar month. If, on any transfer date, your Accumulation Value in a source account is equal to or less than the amount you have elected to transfer, the entire amount will be transferred and the program will end. You may terminate the DCA at any time by sending Notice to Us at least 7 days before the next scheduled transfer date.

Although transfers pursuant to DCA are excluded when determining whether trading activity is excessive under our Excessive Trading Policy, the variable sub-accounts available to you for this purpose will be subject to any purchase restrictions and/or limitations that an underlying investment portfolio has directed us to implement. See “Excessive Trading Policy” and “Limits Imposed by the Underlying Investment Portfolios” on pages 36 and 37 , respectively.

We may modify, suspend or terminate DCA. We will send Notice to You in advance. Such modification, suspension or termination, however, will apply prospectively only and will not affect any DCAs in effect at the time. DCA is not available for contracts issued in Oregon.

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Elective Automatic Rebalancing

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Elective automatic rebalancing is available prior to the Annuity Commencement Date. Elective automatic rebalancing is also available after the Annuity Commencement Date under the Table 2 Annuity Plans. See page 41 . You are eligible to elect to have your investments in the variable sub-accounts automatically rebalanced starting no earlier than 30 days after the Contract Date. You must have at least $10,000 of Accumulation Value. Elective automatic rebalancing is available at no additional charge. Elective automatic rebalancing is not available if you participate in Dollar Cost Averaging.

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If you elect to participate in automatic rebalancing, we will transfer your Contract’s Accumulation Value on a quarterly, semi-annual, or annual calendar basis among the variable sub-accounts to maintain the investment blend of your selected variable sub-accounts. Monthly automatic rebalancing is not permitted. The minimum size of any allocation must be expressed in full percentage points. If you have elected to make automatic systematic Withdrawals, you may choose automatic rebalancing only if such systematic Withdrawals are taken on a pro rata basis.

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To elect automatic rebalancing, you must provide Notice to Us of such election. We will begin the program on the last Business Day of the relevant quarterly, semi-annual or annual period in which we receive notice of your election. Elective automatic rebalancing will be subject to the variable sub-account classifications of, and automatic rebalancing required by, the MGWB until it is no longer in effect. See page 15 . You may cancel elective automatic rebalancing at any time. In addition, the program will automatically terminate if you choose to reallocate your Accumulation Value among the variable sub-accounts or if you pay any Additional Premiums or take a Withdrawal on other than a pro rata basis. Payments of Additional Premiums and Withdrawals, each made on a pro rata basis, will not cause elective automatic rebalancing program to terminate.

Although transfers pursuant to elective automatic rebalancing are excluded when determining whether trading activity is excessive under our Excessive Trading Policy, the variable sub-accounts available to you for this purpose will be subject to any purchase restrictions and/or limitations that an underlying investment portfolio has directed us to implement. See “Excessive Trading Policy” and “Limits Imposed by Underlying Investment Portfolios” on pages 36 and 37 , respectively.

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Death Benefit

The Contract provides for a Death Benefit equal to the greater of:

The total of all Premiums paid into the Contract, adjusted on a pro rata basis for Withdrawals; and The Accumulation Value.

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We use the standard death benefit base to determine the value of all Premiums paid into the Contract, as adjusted ratably for Withdrawals. Withdrawals will not reduce the Death Benefit by the actual amount withdrawn. On the Contract Date, the standard death benefit base is equal to the Initial Premium (which we refer to as the Initial Standard Death Benefit Base). On any Business Day thereafter, the standard death benefit base is recalculated to equal:

The standard death benefit base from the prior Business Day
èPlus any Additional Premiums made during the current Business Day
èMinus the pro rata adjustment for any Withdrawal during the current Business Day, which equals:
¡The Accumulation Value withdrawn è Divided By
¡The Accumulation Value immediately prior to the Withdrawal è Multiplied By
¡The amount of the standard death benefit base immediately prior to the Withdrawal.

The Death Benefit is calculated as of the date of death of any Owner (or, if the Owner is not a natural person, upon any Annuitant’s death) and payable upon our receipt of:

Proof of Death; and All required claim forms.

PROVIDED:

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The Accumulation Value of the Contract has not been applied to an Annuity Plan (see page 41 ); and
IMPORTANT NOTE: The Death Benefit is still payable after the Annuity Commencement Date under the
Table 2 Annuity Plan for a non-qualified Contract or Roth IRA Contract (see page 41 ).
Lifetime Automatic Periodic Benefit Status has not begun under the MGWB.

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Proof of Death is the documentation we deem necessary to establish death, including, but not limited to:

A certified copy of a death certificate;
A certified copy of a statement of death from the attending physician
A finding of a court of competent jurisdiction as to the cause of death; or
Any other proof we deem in our sole discretion to be satisfactory to us.

We will calculate the Death Benefit on the Business Day we receive Proof of Death and reallocate this amount to the Specially Designated Variable Sub-account – currently, the ING Money Market Portfolio.

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Once we have received satisfactory Proof of Death and all required documentation necessary to process a claim, we will generally pay the Death Benefit within 7 days of such date. See page 43 . We will pay the Death Benefit under a non-qualified Contract according to Section 72(s) of the Code. Only one Death Benefit is payable under the Contract. The Death Benefit will be paid to the named Beneficiary, unless the Contract has joint Owners , in which case any surviving Owner will take the place of, and be deemed to be, the Beneficiary entitled to collect the Death Benefit. The Owner may restrict how the Beneficiary is to receive the Death Benefit (e.g., by requiring a lump-sum payment, installment payments or that any amount be applied to an Annuity Plan). See page 41 .

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Spousal Beneficiary Contract Continuation

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Any surviving spouse of a deceased Owner who is a named Beneficiary (or deemed Beneficiary) has the option, but is not required, to continue the Contract under the same terms existing prior to such Owner’s death. Such election would be in lieu of payment of the Death Benefit. Except as described in the Important Note below, the surviving spouse’s right to continue the Contract is limited by our use of the term “spouse,” as it is defined under U.S. federal law, which refers only to a person of the opposite sex who is a husband or a wife. Also, the surviving spouse may not continue the Contract if he or she is age 85 or older on the date of the Owner’s death. If the surviving spouse elects to continue the Contract, the following will apply:

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The surviving spouse will replace the deceased Owner as the Contract Owner (and if the deceased Owner was the
Annuitant, the surviving spouse will replace the deceased Owner as the Annuitant);
The age of the surviving spouse will be used as the Owner’s age under the continued Contract;
All rights of the surviving spouse as the Beneficiary under the Contract in effect prior to such continuation election will cease;
Any surrender charges on subsequent Withdrawals or Surrender will be waived.
Additional Premiums will not be accepted.
All rights and privileges granted by the Contract or allowed by us will belong to the surviving spouse as Owner of the continued Contract.

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Upon the death of the surviving spouse as the Owner of the Contract, the Death Benefit will be distributed to the Beneficiary or Beneficiaries described below, and the Contract will terminate.

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¡ IMPORTANT NOTE: For contracts issued in New Jersey only, a surviving civil union partner will have the same option to continue the Contract as a surviving spouse. All references in this section to a “surviving spouse” shall apply equally to a civil union partner. If the contract is continued by a civil union partner, the Death Benefit must be paid in accordance with Section 72(s) of the Code.

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Payment of the Proceeds to a Spousal or Non-spousal Beneficiary

Subject to any payment restrictions imposed by the Owner, the Beneficiary may decide to receive the Death Benefit:

In one lump sum or installments; or By applying the Death Benefit to an Annuity Plan.

We will not accept any Additional Premiums following the date of the Owner’s death. The Beneficiary may receive the Death Benefit in one lump sum or installments, provided the Death Benefit is distributed to the Beneficiary within 5 years of the Owner’s death. The Beneficiary has until 1 year after the Owner’s death to decide to apply the Death Benefit to an Annuity Plan. If the Death Benefit is applied to an Annuity Plan, the Beneficiary will be deemed to be the Annuitant, and the Annuity Payments must:

Be distributed in substantially equal installments over the life of such Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary; and Begin no later than 1 year after the Owner’s date of death.

If we do not receive a request to apply the Death Benefit to an Annuity Plan, we will make a single sum distribution to the Beneficiary. Unless you elect otherwise, the payment will be made into an interest bearing account, backed by our General Account, which can be accessed by the Beneficiary through a checkbook feature. The Beneficiary may access the Death Benefit proceeds at any time without penalty. For information on required distributions under U.S. federal income tax laws, see “Required Distributions upon Owner’s Death” below. Interest earned on amounts held in the interest bearing account may be less than interest paid on other settlement options, as we seek to make a profit on such interest bearing accounts.

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The Beneficiary may elect to receive the Death Benefit in payments over a period of time based on his or her life expectancy. These payments are sometimes referred to as stretch payments. Stretch payments for each calendar year will vary in amount because they are based on the Accumulation Value and the Beneficiary’s remaining life expectancy. The first stretch payment must be made by the first anniversary of the Owner’s date of death. Each succeeding stretch payment is required to be made by December 31st of each calendar year. Stretch payments are subject to the same conditions and limitations as systematic Withdrawals. See page 34 . The rules for, and tax consequences of, stretch payments are complex and contain conditions and exceptions not covered in this prospectus. You should consult a tax adviser for advice about the effect of U.S. federal income tax laws, state laws or other tax laws affecting the Contract, or any transactions involving the Contract.

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Death Benefit Once Annuity Payments Have Begun

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There is no Death Benefit once the Owner decides to begin receiving Annuity Payments, except under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA (see below). In the event that the Owner dies (or, in the event that the Owner is not a natural person, the Annuitant dies) before all guaranteed Annuity Payments have been made pursuant to any applicable Annuity Plan, we will continue to make the Annuity Payments until all such guaranteed payments have been made. The Annuity Payments will be paid to the Beneficiary according to the Annuity Plan at least as frequently as before the death of the Owner or Annuitant, as applicable.

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Annuity Plans and Annuity Payments

Annuity Commencement Date

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The Contract provides for Annuity Payments, so long as the Annuitant is then living. You can apply the Accumulation Value to an Annuity Plan on any date following the fifth Contract Anniversary, which we refer to as the Annuity Commencement Date. For Contracts issued in Florida, the Annuity Commencement Date can be any date following the first Contract Anniversary. The Annuity Commencement Date can be no later than the Contract Anniversary on or next following the Annuitant’s 90th birthday, unless:

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We agree to a later date; or

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The Internal Revenue Service publishes a final regulation or a revenue ruling concluding that an annuity contract with a Maturity Date that is later than the Contract Anniversary following the oldest Annuitant’s 90th birthday will be treated as an annuity for U.S. federal tax purposes.

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Notice to Us is required at least 30 days in advance of the date you wish to begin receiving Annuity Payments. If you do not select an Annuity Commencement Date, it will be the Contract Anniversary on or next following the Annuitant’s 90th birthday (which we refer to as the maximum Annuity Commencement Date).

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The Annuity Plans

You may elect one of the Annuity Plans described in Table 1 or Table 2 below. In addition, you may elect another Annuity Plan we may be offering thirty days prior to the Annuity Commencement Date, the latest date by which you must provide your election. You may change Annuity Plans at any time before the Annuity Commencement Date by providing at least 30 days prior Notice to Us. The Annuity Plan may not be changed once Annuity Payments begin.

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TABLE 1:
On or Before the Maximum Annuity Commencement Date
Payments for a Period Certain
è Annuity Payments are made in equal installments for a fixed number of years. The number of years cannot be less than 10 nor more than 30, unless otherwise required by applicable law.
Payments for Life with a Period Certain
è Annuity Payments are made for a fixed number of years and as long thereafter as the Annuitant is living. The number of years cannot be less than 10 nor more than 30, unless otherwise required by applicable law.
Life Only Payments
è Annuity Payments are made for as long as the Annuitant is living.
Joint and Last Survivor Life Payments
è Annuity Payments are made for as long as either of two Annuitants is living.

TABLE 2:
ONLY on the Maximum Annuity Commencement Date
¡ IMPORTANT NOTE: This annuity payout option is designated as the default Annuity Plan under your Contract, as applicable, if you do not elect an Annuity Plan.
Payments for Life with Surrender Right and Lump Sum Distribution at Death
è If your Contract is a non-qualified Contract or Roth IRA Contract, Annuity Payments are made for as long as the Annuitant is living.
Automatic Required Minimum Distribution Option
è If your Contract is a Traditional IRA or SEP IRA Contract, periodic payments are made for as long as the Annuitant is living.

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Annuity Plan Comparison Chart
Payments for
Key:					Life with	Automatic
		Payments for		Joint and Last		Required
ü= permitted	Payments for a	Life with a	Life Only	Survivor Life	Surrender Right	Minimum
			Payments		and Lump Sum
û= not permitted	Period Certain	Period Certain		Payments		Distribution
					Distribution at	Option
Death

Select another Annuity Plan after	û	û	û	û	û	ü
the Annuity Commencement Date

Monthly, quarterly, annual and	ü	ü	ü	ü	ü	ü
semi-annual Annuity Payments

Change the frequency of the	û	û	û	û	û	ü
Annuity Payments

Withdrawals after the Annuity	û	û	û	û	û	ü
Commencement Date

Surrender of the Contract after the	û	û	û	û	ü	ü
Annuity Commencement Date

Accumulation Value remains	û	û	û	û	ü	ü
allocated to variable sub-accounts

Annuity Payments

Annuity Payments are periodic payments made by us to you, or subject to our consent in the event the payee is not a natural person, to a payee designated by you. Annuity Payments will be made to the Owner, unless you provide Notice to Us directing otherwise. Any change in payee will take effect as of the date we receive Notice to Us.

For Table 1 Annuity Plans, we determine the amount of the Annuity Payments on the Annuity Commencement Date as follows:

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Accumulation Value

è Minus any premium tax that may apply
è Multiplied by the applicable payment factor, which depends on:
¡The Annuity Plan;
¡The frequency of Annuity Payments;
¡The age of the Annuitant (and gender, where appropriate under applicable law); and
¡A net investment return of 1.0% is assumed (we may pay a higher rate at our discretion).

We use the Annuity 2000 Mortality Tables. Portions of the tables relevant to each Annuity Plan are set forth in the Contract for

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illustration purposes. For Contracts issued in Oregon, we will use the greater of these minimums or the current rates used at the time Annuity Payments begin. You can obtain information more specific to your Contract by contacting our Customer Service Center. Contact information for the Customer Service Center appears on page 1.

Under the Annuity Plan that provides for life only payments, if the Minimum Guaranteed Withdrawal Benefit is still in effect (see page 26 ) on the Annuity Commencement Date, we will pay the greater amount of:

The Annuity Payments (as determined per the above calculation); and The Maximum Annual Withdrawal (see page 29 ).

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For Table 2 Annuity Plans:

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If your Contract is a non-qualified Contract or Roth IRA Contract, we determine the amount of the Annuity Payments, on an annual basis on each Contract Anniversary beginning with the Contract Anniversary that is the maximum Annuity Commencement Date, as follows:

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Accumulation Value

Divided by the life expectancy of the Annuitant, which depends on:
¡	The age of the Annuitant, as determined pursuant to the Single Life Expectancy Table under Treasury Regulation Section 1.401(a)(9)-9.
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If your Contract is a Traditional IRA or SEP IRA Contract, we determine the amount of the periodic payments, on an annual basis beginning on the December 31 that precedes the maximum Annuity Commencement Date (and on each December 31 thereafter), as follows:

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Accumulation Value

Plus the actuarial present value of the Minimum Guaranteed Withdrawal Benefit; and
¡	This present value is determined pursuant to Treasury Regulation Section 1.401(a)(9)-6, Q&A 12.
Divided by the distribution period, which depends on:
¡	The age of the Annuitant, as determined pursuant to the Uniform Lifetime Table under Treasury Regulation Section 1.401(a)(9)-9.
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Under the Table 2 Annuity Plans, if the Minimum Guaranteed Withdrawal Benefit is still in effect (see page ) on the Annuity Commencement Date, we will pay the greater amount of:

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The Annuity Payments (as determined per the above calculation); and

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The Maximum Annual Withdrawal (see page 29 ), as determined beginning with the Contract Anniversary that is the maximum Annuity Commencement Date.

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If the Accumulation Value is less than $2,000 on the Annuity Commencement Date, we will pay such amount in a single lump-sum payment. We will make the Annuity Payments in monthly installments, unless you deliver Notice to Us directing us to pay at a different frequency. If any day that an Annuity Payment is thereafter scheduled to be paid is not a Business Day (e.g., a weekend, or the day does not exist in the given month), such Annuity Payment will be paid on the next Business Day. Each Annuity Payment must be at least $20.

We reserve the right in the Contract to make the Annuity Payments less frequently, as necessary, to make the Annuity Payments equal to at least $20. We may also change the $2,000 and $20 minimums, if allowed by law, based upon increases reflected in the Consumer Price Index for All Urban Consumers (CPI-U) since September 1, 2009. The MGWB terminates, once you begin to receive Annuity Payments under an Annuity Plan.

Upon application of the Accumulation Value to an Annuity Plan, unless you are eligible for and elect a Table 2 Annuity Plan for non-

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qualified Contracts, this Contract will terminate and will cease to have any further value other than as provided under the Annuity Plan you elected.

Death of the Annuitant

In the event the Annuitant dies on or after the Annuity Commencement Date, but before all Annuity Payments have been made pursuant to the applicable Annuity Plan, we will continue the Annuity Payments until all guaranteed Annuity Payments have been made. The Annuity Payments will be paid at least as frequently (and at least as rapidly) as before the Annuitant’s death until the end of any guaranteed period certain. We may require satisfactory proof of death in regard to the Annuitant before continuing the Annuity Payments.

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Under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA Contract, so long as the MGWB is not in the Lifetime Automatic Periodic Benefit Status (see page 31 ), the Beneficiary will be entitled to the Death Benefit (see page 38 ) according to one of the following:

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In a lump sum on or before the end of the calendar year in which the Annuitant’s death occurs; or
Periodic payments, in the same frequency and at least as rapidly as under this Annuity Plan at the time of death, equal to, on an annual basis as determined on the Contract Anniversary immediately preceding the Contract Year in which the payments will be made, the Accumulation Value:
è Increased by the difference between the Accumulation Value and, if greater, the Standard Death Benefit Base upon receipt of Proof of Death (see page 38 ); and
è Divided by the remaining life expectancy of the Annuitant at the time of death (or the life expectancy of the
Beneficiary at the time of the Annuitant’s death if shorter).
¡Life expectancy is determined pursuant to the Single Life Table under Treasury Regulation Section
1.401(a)(9)-9.
IMPORTANT NOTE: If the Accumulation Value has been reduced to zero upon receipt of Proof of Death, the
Death Benefit will equal the Standard Death Benefit Base, and this amount will be allocated to the Specially
Designated Variable Sub-account.

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On each Contract Anniversary following the first periodic payment of the Death Benefit (the amount of which is determined as per the above), we will recalculate the periodic payment using the remaining Accumulation Value and the life expectancy factor used in calculating the amount of the prior periodic payment reduced by one. At any time after election of this periodic payment option, the Beneficiary may allocate all or a portion of the Accumulation Value from the Specially Designated Variable Sub-account to the available variable sub-accounts.

Other Important Information

Reports to Contract Owners

We will confirm purchase, transfer and Withdrawal transactions usually within 5 Business Days of processing any such transaction. At least once a year, we will send you, without charge, a report showing the current Accumulation Value and Cash Surrender Value, as well as amounts deducted from, or added to, the Accumulation Value since the last report. This report will show your allocation of the Accumulation Value among the variable sub-accounts, as well as any other information that is required by law or regulation. We may also send you a quarterly statement showing these same values as of the end of the calendar quarter.

In addition, we will provide you with any other reports, notices or documents that we are required by applicable law to furnish to you. We will send these reports to you at your last known address within 60 days after the report date. Upon your request, we will provide additional reports, but we reserve the right in the Contract to access a reasonable charge for each such additional report.

Suspension of Payments

We reserve the right to suspend or postpone the date of any payment or determination of any value under the Contract, beyond the 7 permitted days by applicable law, on any Business Day when:

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The New York Stock Exchange is closed;
Trading on the New York Stock Exchange is restricted (except for contracts issued in Texas);
An emergency exists as determined by the SEC so that the sale of securities held in Variable Annuity Account B may not reasonably occur or so that the Company may not reasonably determine the value of Variable Annuity Account
B’s net assets; or
The SEC so permits for the protection of security holders (except for contracts issued in Texas).

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During such times, we may delay:

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Determination and payment of the Cash Surrender Value (see page 33 ); Determination and payment of the Death Benefit (see page 38 ); Allocation changes to the Accumulation Value; or Application of the Accumulation Value under an Annuity Plan (see page 40 ).

For contracts issued in Idaho and Florida, deferred payments will include interest that is required by applicable law.

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Misstatement Made by Owner in Connection with Purchase of this Contract

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We may require proof of the age and sex of the person upon whose life certain benefit payments are determined (i.e., the Death Benefit or Annuity Payments). If the Owner misstates the age or sex of a person in connection with the purchase of the Contract, we reserve the right in the Contract to adjust (either upward or downward) these payments based on the correct age or sex. If an upward adjustment to your benefit payment is required, we will include an amount in your next benefit payment representing the past underpayments by us, with interest credited at a rate of 1.5% annually (where permitted). If a downward adjustment to your benefit payment is required, we will make a deduction from future benefit payments until the past overpayments by us, plus interest at 1.5% annually (where permitted), has been repaid in full by you.

We reserve the right in the Contract (where permitted) to void the Contract and return the Cash Surrender Value in the event of any material misrepresentation made by the Owner in connection with the purchase of the Contract.

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Insurable Interest

We require the Owner of the Contract to have an Insurable Interest in the Annuitant. Insurable Interest means the Owner has a lawful and substantial economic interest in the continued life of a person. An Insurable Interest does not exist if the Owner’s sole economic interest in the Annuitant arises as a result of the Annuitant’s death. A natural person is presumed to have an Insurable Interest in his or her own life and is generally considered to have an Insurable Interest in his or her spouse and family members. State statutory and case law have established guidelines for circumstances in which an Insurable Interest is generally considered to exist:

Relationships between parent and child, brother and sister, and grandparent and grandchild; and

Certain business relationships and financial dependency situations (e.g., uncle has Insurable Interest in nephew who runs the uncle’s business and makes money for the uncle).

The above list is not comprehensive, but instead contains some common examples to help illustrate what it means for the Owner to have an Insurable Interest in the Annuitant. You should consult your agent/registered representative for advice on whether the Owner of the Contract would have an Insurable Interest in the Annuitant to be designated.

An Insurable Interest must exist at the time we issue the Contract. In purchasing the Contract, you will represent and acknowledge that you, as the Owner, have an Insurable Interest in the Annuitant. We require the agent/registered representative to confirm on the application that the Owner has an Insurable Interest in the Annuitant. We also require that any new Owner after issuance of the Contract to have an Insurable Interest in the Annuitant. We will seek to void the Contract if we discover that it was applied for and issued (or ownership was transferred) based on misinformation, or information that was omitted, in order to evade state Insurable Interest and other laws enacted to prevent an Owner from using the Contract to profit from the death of a person in whom such Owner does not have an Insurable Interest.

Assignment

You may assign a non-qualified Contract as collateral security for a loan or other obligation. This kind of assignment is not a change of ownership. But you should understand that your rights, and those of any Beneficiary, are subject to the terms of the assignment. To make, modify or release an assignment, you must provide Notice to Us. Your instructions will take effect as of the date we receive Notice to Us of such assignment. We require written consent of an Irrevocable Beneficiary before your instructions will take effect. An assignment likely has U.S. federal tax consequences. You should consult a tax adviser for tax advice. We are not responsible for the validity, tax consequences or other effects of any assignment you choose to make.

Contract Changes

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We have the right to amend, make changes to or modify the Contract if required by law, including any amendment, change or modification necessary to continue to qualify such Contract as an annuity contract under applicable law. Any such amendment, change or modification must be in writing. An Endorsement added to comply with applicable law does not require your consent but is subject to regulatory approval. Any such amendments, changes or modifications will apply uniformly to all contracts affected.

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Right to Examine and Return this Contract

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For a prescribed period, you may return the Contract for any reason or no reason at all, which we refer to as the Right to Examine and Return this Contract. Subject to the state requirements specified in the table below, you may return the Contract within 10 days of your receipt of it, and you have up to 30 days if the Contract was issued as a replacement contract. Unless as otherwise noted below, if so returned, we will promptly pay you the Accumulation Value plus any charges we have deducted.

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Contract	Days for New Purchase	Days for Replacement Purchase
Issue State	and Amount Returned	and Amount Returned
	10 days or 30 days if you are age 65 or older on the	30 days
Arizona	date the application is signed	Accumulation Value plus any charges deducted
Accumulation Value plus any charges deducted
10 days
Connecticut		Same
Accumulation Value plus any charges deducted

District of	10 days	Same
Columbia	Premium paid, less any Withdrawals
14 days
Florida		Same
Premium paid less any Withdrawals
10 days
Georgia		Same
Premium paid, less any Withdrawals

Hawaii	10 days	30 days
	Premium paid, less any Withdrawals	Accumulation Value plus any charges deducted
20 days
Idaho		Same
Premium paid, less any Withdrawals
	10 days	20 days
Indiana	Accumulation Value plus any charges deducted	Premium paid, less any Withdrawals

Kentucky	10 days	30 days
	Premium paid less any Withdrawals	Accumulation Value plus any charges deducted

Louisiana	10 days	30 days
	Premium paid less any Withdrawals	Accumulation Value plus any charges deducted
	10 days	30 days
Maryland	Premium paid less any Withdrawals	Accumulation Value plus any charges deducted

Massachusetts	10 days	20 days
	Accumulation Value plus any charges deducted	Premium paid, less any Withdrawals
10 days
Michigan		Same
Premium paid less any Withdrawals
	10 days	30 days
Minnesota	Accumulation Value plus any charges deducted	Premium paid, less any Withdrawals

Mississippi	10 days	30 days
	Premium paid less any Withdrawals	Accumulation Value plus any charges deducted

Missouri	10 days	20 days
	Premium paid less any Withdrawals	Premium paid less any Withdrawals
	10 days	30 days
New Hampshire	Premium paid less any Withdrawals	Premium paid, less any Withdrawals
20 days
North Dakota		Same
Accumulation Value plus any charges deducted

Nebraska	10 days	30 days
	Premium paid less any Withdrawals	Accumulation Value plus any charges deducted
	10 days	30 days
North Carolina	Premium paid less any Withdrawals	Accumulation Value plus any charges deducted

Oklahoma	10 days	20 days
	Premium paid less any Withdrawals	Premium paid less any Withdrawals

Rhode Island	20 days	30 days
	Premium paid, less any Withdrawals	Accumulation Value plus any charges deducted
	10 days	30 days
South Carolina	Premium paid, less any Withdrawals	Accumulation Value plus any charges deducted

Tennessee	10 days	20 days
	Accumulation Value plus any charges deducted	Premium paid less any Withdrawals
Virginia	10 days	Same

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Accumulation Value plus any charges deducted

Washington	10 days	20 days
	Premium paid less any Withdrawals	Premium paid less any Withdrawals

West Virginia	10 days	30 days
	Premium paid less any Withdrawals	Accumulation Value, adjusted for any MVA

Wyoming	10 days	20 days
	Accumulation Value plus any charges deducted	Premium paid less any Withdrawals

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If you decide to return the Contract, you must deliver it to:

To us at our Customer Service Center (the address is specified on page 1); or To your agent/registered representative.

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We do not retain any investment gain associated with a Contract that is returned. If the state in which your Contract was issued requires us to pay the Accumulation Value (plus any charges deducted) in the event that your return it, this amount may be greater or less than the Premiums paid. For the states noted above in which we pay the amount of the Premiums paid if you return the Contract, your investment will not be subject to any market risk until the Right to Examine and Return this Contract expires. We may, in our discretion, require that, until your Right to Examine and Return this Contract expires, the Premium be allocated to the ING Money Market Portfolio. In the event that your right to return the Contract has expired and you decided to keep it, any Premium we required to be allocated to the ING Money Market Portfolio will be transferred to the variable sub-accounts chosen by you based on the Accumulation Value next computed.

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Non-Waiver

We may, in our discretion, elect not to exercise a right, privilege or option under the Contract. Such election will not constitute our waiver of the right to exercise such right, privilege or option at a later date, nor will it constitute a waiver of any provision of the Contract.

Special Arrangements

We may reduce or waive any Contract fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract

Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, Pennsylvania 19380 is the principal underwriter and distributor of the Contract, as well as of contracts issued by our affiliate, ING USA Annuity and Life Insurance Company. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc., or FINRA.

Directed Services LLC does not retain any commissions or compensation that we pay to it for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products, which representatives we refer to as selling firms. Selling firms are also registered with the SEC and are FINRA member firms.

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The following is a list of broker/dealers that are affiliated with the Company

:

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Bancnorth Investment Group, Inc.	ING Funds Distributor, LLC
Directed Services LLC	ING Investment Advisors, LLC
Financial Network Investment Corporation	ING Investment Management Services LLC
Guaranty Brokerage Services, Inc.	Multi-Financial Securities Corporation
ING America Equities, Inc.	PrimeVest Financial Services, Inc.
ING Financial Advisers, LLC	ShareBuilder Securities Corporation
ING Financial Markets LLC,	Systematized Benefits Administrators, Inc.
ING Financial Partners, Inc.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to such selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the

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registered representative. This compensation, as well as other incentives or payments, is not paid directly by the Owners of the Contract or Variable Annuity Account B. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

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Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of Premium payments. Selling firms may receive commissions of up to 5% of Premium . In addition, selling firms may receive ongoing annual compensation of up to 0.75% of all, or a portion, of the values of Contracts sold through such selling firm . Individual representatives may receive all or a portion of the compensation paid to their selling firm, depending on such selling firm’s practices. Commissions and annual compensation, when combined with additional compensation or reimbursement of expenses (as more fully described below), could exceed 5% of Premium.

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Directed Services LLC has special compensation arrangements with certain selling firms based on such firms’ aggregate or anticipated sales of the Contracts or other specified criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

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In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include :

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Marketing/distribution allowances which may be based on the percentages of Premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the calendar year; Loans or advances of commissions in anticipation of future receipt of Premiums (i.e., a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales; Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense; Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of the Contract; Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of Contracts; and Additional cash or non-cash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2008, received the most total dollars of compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked from greatest to least aggregate compensation:

1.	ING Financial Advisers, LLC
2.	SagePoint Financial, Inc.
3.	Symetra Investment Services, Inc.
4.	Huckin Financial Group, Inc.
5.	LPL Financial Corporation
6.	Walnut Street Securities, Inc.®
7.	ING Financial Partners, Inc.
8.	NFP Securities, Inc.
9.	Valor Insurance Agency Inc.
10.	Lincoln Financial Securities Corporation
11.	Financial Network Investment Corporation
12.	NRP Financial, Inc.
13.	National Planning Corporation

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14.	Multi-Financial Securities Corporation
15.	Mutual Service Corporation
16.	Waterstone Financial Group, Inc.
17.	Northwestern Mutual Investment Services, LLC
18.	Lincoln Investment Planning, Inc.
19.	Cadaret, Grant & Co., Inc.
20.	Securities America, Inc.
21.	Edward D. Jones & Co., L.P.
22.	American Portfolios Financial Services, Inc.
23.	Ameritas Investment Corp.
24.	First Heartland® Capital, Inc.
25.	Lincoln Financial Advisors Corporation

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of Premiums and/or a percentage of Accumulation Value. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or “focus firms.”

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide such selling firm or registered representative a financial incentive to promote our products, such as the Contract, over those of another company, and may also provide a financial incentive to promote one of our contracts over another, such as the Contract.

Voting Rights

We will vote the shares of an underlying investment portfolio owned by Variable Annuity Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a trust in our own right, we may decide to do so without consulting you.

We determine the number of shares that you have in a variable sub-account by dividing the Contract’s Accumulation Value in that variable sub-account by the net asset value of one share of the underlying investment portfolio in which a variable sub-account invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all Contracts in that variable sub-account. We will also vote shares we hold in Variable Annuity Account B that are not attributable to Contract Owners in the same proportion. The effect of proportional voting is that a small number of Contract Owners may decide the outcome of a vote.

State Regulation

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We are regulated by the Insurance Department of the State of Connecticut. We are also subject to the insurance laws and regulations of all jurisdictions in which we do business. The Contract offered by this prospectus has been approved where required by such jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business to allow regulators to assess our solvency and compliance with state insurance laws and regulations.

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Legal Proceedings

We are not aware of any current or pending legal proceedings that involve Variable Annuity Account B as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of its business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company’s operations or financial position.

Directed Services LLC, the principal underwriter and distributor of the Contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the Contract.

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United States Federal Income Tax Considerations

Introduction

The Contract is designed to be treated as an annuity for U.S. federal income tax purposes. The U.S. federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

Your tax position (or the tax position of the designated Beneficiary, as applicable) may influence the U.S. federal taxation of amounts held, or paid out, under the Contract;
Tax laws change. It is possible that a change in the future could retroactively affect contracts issued in the past, including your Contract;
This section addresses some, but not all, applicable U.S. federal income tax rules and does not discuss U.S. federal estate and gift tax implications, state and local taxes, taxes of any foreign jurisdiction or any other tax provisions; and
No assurance can be given that the Internal Revenue Service, or IRS, would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

The information provided herein is not tax advice. For advice about the effect of U.S. federal income tax laws affecting the Contract, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract, you should consult a tax adviser.

Types of Contracts: Non-Qualified and Qualified

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Non-qualified annuity contracts are purchased with after-tax money to save money for retirement in exchange for the right to receive annuity payments for either a specified period of time or over the lifetime of an individual. Qualified annuity contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from retirement plans, pre-tax contributions to Individual Retirement Annuities (“IRA”) or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Section 408 or 408A of the Code, respectively.

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Taxation of Non-Qualified Contracts

Premiums

You may not deduct the amount of premiums paid into a non-qualified annuity contract.

Taxation of Gains Prior to Distribution

     Section 72 of the Code governs the general U.S. federal income taxation of annuity contracts. If the owner of a non-qualified annuity contract is a natural person (e.g., an individual), generally such owner will not be taxed on increases in the value of his or her non-qualified contract until a distribution occurs or until annuity payments begin. An agreement to assign or pledge any portion of the contract’s value generally will be treated as a distribution. To be eligible to defer U.S. federal income taxation on the increases in the value of the contract, each of the following requirements must be satisfied.

1.	Diversification. Section 817(h) of the Code requires that the investments of the funds that comprise a separate account in a variable annuity contract be “adequately diversified” in order for a non-qualified contract to qualify as an annuity contract under U.S. federal income tax law. Variable Annuity Account B, through its funds, intends to comply with the diversification requirements prescribed by Section 817(h) of the Code and Treasury regulation section 1.817-5, and any rulings made thereunder, which affect how the assets of the various funds in Variable Annuity Account B may be invested. If your Contract does not satisfy the applicable diversification requirements because Variable Annuity Account B’s funds fail to be, or remain, adequately diversified, we will take appropriate steps to bring your Contract into compliance with applicable law, regulations and rulings. We reserve the right to modify your Contract as necessary to satisfy such diversification requirements.
2.	Investor Control. Although earnings under non-qualified annuity contracts generally are not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if such contract owner possesses incidents of investment control over such assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner’s gross income.
Future guidance regarding the extent to which variable contract owners could direct their investments among sub- accounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts, such as the Contract. Therefore, the Company reserves the right to modify your Contract as necessary to prevent you from being considered the owner of a pro rata share of the assets of Variable Annuity Account B for U.S. federal income tax purposes.
3.	Required Distributions. To be treated as an annuity contract for U.S. federal income tax purposes, the Code requires any non-qualified contract to contain certain provisions specifying how the owner’s interest will be distributed in the

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event of the owner’s death. As a result, your Contract contains certain provisions that are intended to comply with these Code requirements.

Different distribution requirements apply if the contract owner’s death occurs:

After he or she begins receiving annuity payments under the contract; or Before he or she begins receiving such distributions.

If the contract owner’s death occurs after he or she begins receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of such contract owner’s death.

If the contract owner’s death occurs before he or she begins receiving annuity payments, such contract owner’s entire balance must be distributed within five years after the date of his or her death. For example, if the contract owner died on September 1, 2009, his or her entire balance must be distributed by August 31, 2014. However, if distributions begin within one year of such contract owner’s death, then payments may be made over either of the following two timeframes:

Over the life of the designated beneficiary; or

Over a period not extending beyond the life expectancy of the designated beneficiary.

Under the terms of the Contract, if the designated Beneficiary is your spouse, your Contract may be continued after your death with the surviving spouse as the new Contract Owner.

There are currently no regulations interpreting these Code requirements; however, if such requirements are clarified by regulation or otherwise, we will review the distribution provisions in your Contract and, if necessary, modify them to assure that such provisions comply with the applicable requirements.

4.	Owners of Non-Qualified Contracts That Are Not Natural Persons. If the owner of a non-qualified annuity contract is not a natural person, such contract generally is not treated as an annuity for U.S. federal income tax purposes and any income on such contract during the applicable taxable year is taxable as ordinary income. The income on the contract during the applicable taxable year is equal to any increase in the contract’s value over the “investment in the contract” (generally, the premiums or other consideration paid for such contract less any nontaxable withdrawals) during such taxable year. There are certain exceptions to this rule, and a non-natural person considering an investment in the Contract should consult with its tax adviser prior to purchasing the Contract. If the Contract Owner is not a natural person and the primary Annuitant dies, the same rules apply on the death of the primary Annuitant as outlined above for the death of a Contract Owner.
When the contract owner is a non-natural person, a change in the annuitant is treated as the death of such contract owner.
5.	Delayed Annuity Starting Date. If the date on which annuity payments begin under a non-qualified annuity contract occurs, or is scheduled to occur, at a time after the annuitant has, or will have, reached an advanced age (e.g., after age 95), it is possible that such contract will not be treated as an annuity for U.S. federal income tax purposes. In that event, the income and gains under such contract could be currently includible in the contract owner’s taxable income.

Taxation of Distributions

     General. When a withdrawal from a non-qualified annuity contract occurs, the amount received will be treated as ordinary income, subject to U.S. federal income tax, up to an amount equal to the excess, if any, of the contract’s value immediately prior to the distribution (without regard to the amount of any surrender charge) over the contract owner’s investment in the contract at such time. Investment in the contract generally is equal to the amount of all premiums paid into the contract, plus amounts previously included in taxable income as a result of certain loans, assignments, pledges and gifts, less the aggregate amount of non-taxable distributions previously made under such contract.

In the case of a surrender of a non-qualified annuity contract, the amount received generally will be taxable only to the extent it exceeds the contract owner’s investment in such contract (i.e., the cost basis).

     10% Penalty Tax. A distribution from a non-qualified annuity contract may be subject to a U.S. federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions from non-qualified contracts if such distributions are:

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Made on or after the taxpayer reaches age 59½;

Made on or after the death of the contract owner (or the annuitant, if the contract owner is a non-natural person); Attributable to the taxpayer’s becoming “disabled,” as defined in the Code; made as part of a series of substantially equal periodic payments (which payments are made at least annually) over the life or the life expectancy of the taxpayer, or the joint lives or joint life expectancies of the taxpayer and his, her or its designated beneficiary; or Allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an “immediate annuity,” as defined in the Code. Other exceptions may be applicable under certain circumstances, and special rules may be applicable in connection with the exceptions listed above. You should consult a tax adviser with regard to whether any distributions from your Contract meet the exceptions from the 10% penalty tax as provided in the Code.

     Tax-Free Exchanges. Section 1035 of the Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the “investment in the contract” in the old contract will carry over to the new contract. You should consult with your tax adviser regarding the procedures for making a Section 1035 exchange.

If your Contract is acquired through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions from your Contract, other than Annuity Payments, will be treated, for U.S. federal income tax purposes, as coming:

First, from any remaining “investment in the contract” made prior to August 14, 1982 and exchanged into your Contract; Second, from any “income on the contract” attributable to the investment made prior to August 14, 1982; Third, from any remaining “income on the contract”; and Fourth, from any remaining “investment in the contract.”

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another annuity contract will be tax-free. Pursuant to IRS guidance, receipt of withdrawals, surrenders or annuity payments (annuitizations) from either an original contract or a new contract during the 12-month period following the partial exchange may retroactively negate the tax-free treatment of the partial exchange. If this occurs, the partial surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract. Furthermore, if the partial exchange occurred prior to the contract owner reaching age 59½, the contract owner may be subject to an additional 10% tax penalty. A taxable event may be avoided if certain requirements identified as a qualifying event are satisfied. We are not responsible for the manner in which any other insurance companies administer, recognize or report, for U.S. federal income tax purposes, Section 1035 exchanges and partial exchanges and what the ultimate tax treatment may be by the IRS. You should consult with your tax adviser with respect to any proposed Section 1035 exchange or partial exchange prior to proceeding with any such transaction with respect to your Contract.

     Tax Consequences of the MGWB. Except as otherwise noted below, when a Withdrawal from a non-qualified annuity contract occurs under a minimum guaranteed withdrawal provision of your Contract, the amount you receive will be treated as ordinary income subject to U.S. federal income tax up to an amount equal to the excess, if any, of the Contract’s value (unreduced by the amount of any deferred sales charge) immediately before the distribution over your investment in the Contract at that time.

Investment in the Contract is generally equal to the amount of all contributions to the Contract, plus amounts previously included in your gross income as the result of certain loans, assignments and gifts, less the aggregate amount of non-taxable distributions you previously made from your Contract. For non-qualified contracts, the income on the Contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the MGWB provisions of your contract could increase the applicable Contract value. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of the minimum guaranteed withdrawal provisions after your Contract’s value has been reduced to zero may be subject to the exclusion ratio rules under Section 72(b) of the Code for U.S. federal income tax purposes.

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Payments of the Maximum Annual Withdrawal under the Table 2 Annuity Plans (see page 41 ) are designed to be treated as Annuity Payments for withholding and tax reporting purposes. A portion of each such Annuity Payment is generally not taxed as ordinary income, and the remainder is taxed as ordinary income. The non-taxable portion of the Annuity Payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Annuity Payments. Any Withdrawals in addition to the Annuity Payments of the Maximum Annual Withdrawal, if permitted, constitute Excess Withdrawals, causing a pro rata reduction of the MGWB Base and Maximum Annual Withdrawal. This reduction will result in a proportional reduction in the non-taxable portion of your future Maximum Annual Withdrawal payments. Once your investment in the Contract

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has been fully recovered, the full amount of each of your future Maximum Annual Withdrawal payments would be subject to U.S. federal income tax as ordinary income.

The U.S. federal income tax treatment of partial annuitizations is unclear. We currently treat any partial annuitization, such as those associated with the minimum guaranteed income benefit, as Withdrawals rather than Annuity Payments. You should consult your tax adviser before electing a partial annuitization of your Contract.

     Taxation of Annuity Payments. Although the U.S. federal income tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment generally is not taxed as ordinary income, while the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment generally is determined in a manner that is designed to allow the contract owner to recover his, her or its investment in the annuity contract ratably on a tax-free basis over the expected stream of annuity payments when annuity payments begin. Once the investment in such contract has been fully recovered, the full amount of each subsequent annuity payment will be subject to tax as ordinary income.

The U.S. federal income tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations involving the Contract as Withdrawals rather than as Annuity Payments. You should consult your tax adviser before electing a partial annuitization with respect to your Contract.

     Death Benefits. Amounts may be distributed from an annuity contract, such as the Contract, because of the contract owner’s death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, such amounts are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payment option, such amounts are taxed in the same way as annuity payments. As discussed above, the Code contain special rules that specify how the contract owner’s interest in a non-qualified contract will be distributed and taxed in the event of the contract owner’s death.

     Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified annuity contract, the selection of certain annuity dates or the designation of an annuitant or payee other than a contract owner may result in certain tax consequences that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. You should consult your tax adviser regarding the potential tax effects of any transfer, pledge, assignment, or designation or exchange of your Contract or any portion of your Contract value.

     Immediate Annuities. Under Section 72 of the Code, an “immediate annuity” means an annuity (i) that is purchased with a single premium, (ii) with annuity payments starting within one year from the date of purchase, and (iii) that provides a series of substantially equal periodic payments made at least annually. Your Contract is not designed as an immediate annuity. If your Contract were treated as an immediate annuity, it could affect the U.S. federal income tax treatment of your Contract with respect to (a) the application of certain exceptions from the 10% early Withdrawal penalty, (b) ownership, if the Owner is not a natural person, and (c) certain exchanges.

     Multiple Contracts. U.S. federal income tax laws require that all non-qualified annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) of the Code through the serial purchase of annuity contracts or otherwise.

     Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under your Contract unless the intended recipient of the distribution notifies us at or before the time of such distribution that the recipient elects not to have any amounts withheld. Withholding is mandatory, however, if the intended recipient of such distribution fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic Annuity Payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have U.S. federal income tax withheld, you are still liable for payment of U.S. federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to their residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some state, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our customer service center. Contact information appears on page 1.

If you or your designated Beneficiary is a non-resident alien, withholding is governed by Section 1441 of the Code based on your or your designated Beneficiary’s citizenship, country of domicile and treaty status, and we may require additional documentation or information prior to processing any requested transaction.

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Taxation of Qualified Contracts

General

     The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. Qualified annuity contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from retirement plans, pre-tax contributions to IRA or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Sections 408 or 408A of the Code, respectively. The ultimate effect of U.S. federal income taxes on the amounts held under a qualified contract, or on annuity payments from a qualified contract, depends on the type of qualified contract and your tax position. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified retirement plan in order to continue receiving favorable tax treatment.

Under U.S. federal income tax laws, earnings on amounts held in qualified annuity contracts used as an IRA or Roth IRA generally are not taxed until they are withdrawn. It is not necessary, however, to purchase a qualified contract to obtain the favorable tax treatment accorded to an IRA or Roth IRA under Sections 408 or 408A of the Code, respectively. A qualified contract, therefore, does not provide any tax benefits beyond the deferral already available to an IRA or Roth IRA under the Code. Qualified contracts do provide other features and benefits (such as guaranteed living benefits and/or Death Benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss the alternatives available to you with your financial adviser, taking into account the additional fees and expenses you may incur in purchasing a qualified contract, such as the Contract.

Adverse tax consequences may result from: (i) contributions in excess of specified limits; (ii) distributions before age 59½ (subject to certain exceptions); (iii) distributions that do not conform to specified commencement and minimum distribution rules; and (iv) certain other specified circumstances. Some qualified contracts may be subject to additional distribution or other requirements that are not incorporated into your Contract. No attempt is made to provide more than general information about the use of this Contract as a qualified contract. Contract Owners, Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under qualified contracts may be subject to the terms and conditions of the retirement plans or programs themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict any language of the Contract, unless we consent to be so bound.

Contract Owners and Beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should consult your legal and tax advisers regarding the suitability of the Contract for your particular situation.

Tax Deferral

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     The following discussion assumes that a qualified contract is purchased with premium payments that are comprised solely of proceeds from retirement plans, pre-tax contributions to IRA or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Sections 408 or 408A of the Code, respectively.

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     Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity. IRAs are subject to limits on (i) the amounts that can be contributed, (ii) the deductible amount of the contribution and (iii) the time when distributions can begin. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts and other types of retirement plans may be “rolled over” on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension (“SEP”) plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from an IRA, you may not make another tax-free rollover from the IRA within a one-year period. You should be aware that sales of the Contract for use with IRAs may be subject to special requirements imposed by the IRS.

The IRS has not reviewed the Contract described in this prospectus for qualification as an IRA and has not addressed, in a ruling of general applicability, whether the Contract’s Death Benefit provisions comply with IRS qualification requirements. You should consult with your tax adviser in connection with purchasing the Contract as an IRA.

     Roth IRAs. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not deductible, are subject to certain limitations and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a one-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which such conversion was made.

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Sales of a contract for use with a Roth IRA may be subject to special requirements imposed by the IRS. The IRS has not reviewed the Contract described in this prospectus for qualification as a Roth IRA and has not addressed, in a ruling of general applicability, whether the Contract’s Death Benefit provisions comply with IRS qualification requirements. You should consult with your tax adviser in connection with purchasing the Contract as a Roth IRA.

Premiums

     In order to be excludable from gross income for U.S. federal income tax purposes, total annual premiums to certain qualified contracts are limited by the Code. You should consult with your tax adviser in connection with premiums to a qualified contract.

Distributions – General

     Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from your Contract including Withdrawals, Annuity Payments, rollovers, exchanges and Death Benefit proceeds. We report the taxable portion of all distributions to the IRS.

     Individual Retirement Annuities. All distributions from an IRA are taxed when received unless either one of the following is true:

The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Code; or
The IRA owner made after-tax contributions to the IRA (e.g., Roth). In this latter case, the distribution will be taxed according to the rules detailed in the Code.

The Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

The IRA owner has attained age 59½;
The IRA owner has become “disabled,” as defined in the Code;
The IRA owner has died and the distribution is to the beneficiary of such IRA;
The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Code;
The distribution is made due to an IRS levy upon the IRA owner’s plan;
The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (“QDRO”); or
The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, for a qualified first-time home purchase or for higher education expenses.

     Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution that is both:

Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to the
Roth IRA’s owner; and
(a) Made after the Roth IRA owner (i) attains age 59½, (ii) dies, or (iii) becomes “disabled,” as defined in the Code, or
(b) Is for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions that is not taxable and then as taxable accumulated earnings.

The Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have been met. In general, the exceptions from imposition of the 10% penalty on distribution from an IRA listed above also apply to a distribution from a Roth IRA. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, for a qualified first-time home purchase or for higher education expenses.

     Lifetime Required Minimum Distributions (IRAs only). To avoid certain tax penalties, you and any designated Beneficiary must also meet the minimum distribution requirements imposed by the Code. These rules may dictate the following:

The start date for distributions;
The time period in which all amounts in your account(s) must be distributed; and
Distribution amounts.

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     Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from your Contract over a period not extending beyond one of the following time periods:

Over your life or the joint lives of you and your designated Beneficiary; or

Over a period not greater than your life expectancy or the joint life expectancies of you and your designated Beneficiary.

     Distribution Amounts. The amount of each required distribution must be calculated in accordance with Section 401(a)(9) of the Code. The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

     50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your Contract.

     Required Distributions upon Death (IRAs and Roth IRAs Only). Different distribution requirements apply to qualified contacts after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your Contract.

If your death occurs on or after you begin receiving minimum distributions under the Contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Section 401(a)(9) of the Code provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under your Contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2006, your entire balance must be distributed to the designated Beneficiary by December 31, 2011. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated Beneficiary, then payments may be made over either of the following time frames:

Over the life of the designated Beneficiary; or

Over a period not extending beyond the life expectancy of the designated Beneficiary.

     Start Dates for Spousal Beneficiaries. If the designated Beneficiary is your spouse, distributions must begin on or before the later of the following:

December 31 of the calendar year following the calendar year of your death; or December 31 of the calendar year in which you would have attained age 70½.

     No Designated Beneficiary. If there is no designated Beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the your death.

     Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated Beneficiary is the Contract Owner’s surviving spouse, the spousal Beneficiary may elect to treat the Contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse will be deemed to have made such an election if the surviving spouse makes a rollover to or from the Contract or fails to take a distribution within the required time period.

Withholding

     Any taxable distributions under the Contract are generally subject to withholding. U.S. federal income tax liability rates vary according to the type of distribution and the recipient’s tax position.

     IRAs and Roth IRAs. Generally, you or, if applicable, a designated Beneficiary may elect not to have tax withheld from distributions.

     Non-resident Aliens. If you or your designated Beneficiary is a non-resident alien, then any withholding is governed by Section 1441 of the Code based on your or your designated Beneficiary’s citizenship, country of domicile and treaty status, and we may require additional documentation prior to processing any requested information.

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Assignment and Other Transfers

     IRAs and Roth IRAs. The Code does not allow a transfer or assignment of your rights under the IRA Contracts or Roth IRA Contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the such a Contract to persons other than your spouse incident to a divorce. You should consult your tax adviser regarding the potential tax effects of such a transaction if you are contemplating such an assignment or transfer.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretations thereof is uncertain, there is always the possibility that the tax treatment of the Contract could change by such means. It is also possible that any such change could be retroactive (i.e., effective before the date of the change). You should consult a tax adviser with respect to legislative and regulatory developments and their potential effects on the Contract.

Taxation of Company

We are taxed as a life insurance company under the Code. Variable Annuity Account B is not a separate entity from us. Therefore, it is not taxed separately as a “regulated investment company,” but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to Variable Annuity Account B to increase reserves under the Contracts. Because of this, under existing U.S. federal tax law, we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the Contracts. In addition, any foreign tax credits attributable to Variable Annuity Account B will be first used to reduce any income taxes imposed on such separate account before being used by the Company.

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In summary, we do not expect that we will incur any U.S. federal income tax liability attributable to Variable Annuity Account B and we do not intend to make any provision for such taxes. However, changes in U.S. federal tax laws and/or the interpretation thereof may result in our being taxed on income or gains attributable to Variable Annuity Account B. In this case, we may impose a charge against Variable Annuity Account B (with respect to some or all of the Contracts) to set aside provisions to pay any such taxes. We may deduct this amount from Variable Annuity Account B, including from your Accumulation Value invested in the variable sub-accounts.

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Statement of Additional Information
Table of Contents
Item	Page
General Information and History	2
Variable Annuity Account B	3
Offering and Purchase of Contracts	3
Accumulation Unit Value	3
Sales Material and Advertising	4
Independent Registered Public Accounting Firm	4
Consolidated Financial Statements of ING Life Insurance and Annuity Company	C-1
Unaudited Condensed Financial Statements of ING Life Insurance and Annuity Company
Financial Statements of the Separate Account (Variable Annuity Account B)	S-1
Unaudited Financial Statements of the Separate Account (Variable Annuity Account B)

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Please tear off, complete and return the form below to request, free of charge, a Statement of Additional Information for the Contract offered under this prospectus. Send the completed form to our Customer Service Center at the address specified on page 1.

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR VARIABLE ANNUITY ACCOUNT B.

Please Print or Type:

_________________________________________________
Name

_________________________________________________
Social Security Number

_________________________________________________
Street Address

_________________________________________________
City, State, Zip

57

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PART B

VARIABLE ANNUITY ACCOUNT B
OF
ING LIFE INSURANCE AND ANNUITY COMPANY

ING SELECT OPPORTUNITIES
Statement of Additional Information

Dated
February 25, 2010

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the “Separate Account”) dated February 25, 2010.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
P.O. Box 10450
Des Moines, IA 50306-040
(888) 854-5950

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

Page

General Information and History	2
Variable Annuity Account B	3
Offering and Purchase of Contracts	3
Accumulation Unit Value	3
Sales Material and Advertising	4
Independent Registered Public Accounting Firm	4
Consolidated Financial Statements of ING Life Insurance and Annuity Company	C-1
Unaudited Condensed Financial Statements of ING Life Insurance and Annuity Company
Financial Statements of the Separate Account (Variable Annuity Account B)	S-1
Unaudited Financial Statements of the Separate Account (Variable Annuity Account B)

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the “Company,” we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company
was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna
Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in
1954).

As of December 31, 2008, the Company had $50 billion invested through its products, including $37 billion in its separate accounts (of which the Company’s investment management affiliates manage or oversee the management of $22 billion). Based on assets, ING Life Insurance and Annuity Company is ranked among the top 2% of all life and health insurance companies rated by A.M. Best Company as of July 15, 2008. The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One
Orange Way, Windsor, Connecticut 06095-4774.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See “Fees and Expenses” in the prospectus).

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term “contract(s)” refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange
Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

OFFERING AND PURCHASE OF CONTRACTS

The Company’s subsidiary, Directed Services, LLC serves as the principal underwriter for contracts. Directed
Services, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Directed
Services, LLC is also a member of the Financial Industry Regulatory Authority, Inc., or FINRA . Directed Services,
LLC’s principal office is located at 1475 Dunwoody Drive, West Chester, PA, 19380-1478. Directed Services, LLC
offers the securities under the Contracts on a continuous basis. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled “The Annuity Contract” and “Contract
Purchase Requirements.”

Compensation paid to the principal underwriter, Directed Services, LLC, reflects compensation paid to Directed
Services, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of ING Life Insurance and Annuity Company.

ACCUMULATION UNIT VALUE

The calculation of the Accumulation Unit Value (“AUV”) is discussed in the prospectus for the Contracts under
Condensed Financial Information. The following illustrations show a calculation of a new AUV and the purchase of
Units (using hypothetical examples). Note that the examples below do not reflect the mortality and expense risk charge for this product and are for illustration purposes only. For AUV’s calculated for this Contract, please see the
Condensed Financial Information in the prospectus.

ILLUSTRATION OF CALCULATION OF AUV
EXAMPLE 1.
1. AUV, beginning of period	$10.00
2. Value of securities, beginning of period	$10.00
3. Change in value of securities	$0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$10.09953092

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)

EXAMPLE 2.
1. Initial premium payment	$1,000
2. AUV on effective date of purchase (see Example 1)	$10.00
3. Number of units purchased (1) divided by (2)	100
4. AUV for valuation date following purchase (see Example 1)	$10.09953092
5. Contract Value in account for valuation date following purchase
(3) multiplied by (4)	$1,009.95

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts.
We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor’s 500 Stock Index and the Dow Jones
Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor’s Corporation and Moody’s
Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar’s Variable Annuity/Life Performance Report and Lipper’s
Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal,
Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-
deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA 30308 is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account and the Company include the audit of the separate account’s financial statements and the consolidated financial statements of the Company incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

4

Financial Statements of ING Life Insurance and Annuity Company

The audited financial statements of ING Life Insurance and Annuity Company are listed below and are included in this Statement of Additional Information:

Consolidated Financial Statements of ING Life Insurance and Annuity Company:
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006
Consolidated Balance Sheets as of December 31, 2008 and 2007
Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2008, 2007 and 2006
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
Notes to Financial Statements

The unaudited financial statements of ING Life Insurance and Annuity Company are listed below and are included in this Statement of Additional Information:

Unaudited Condensed Financial Statements of ING Life Insurance and Annuity Company
Unaudited Condensed Consolidated Statements of Operations for the three months ended September 30,
2009 and 2008, and the nine months ended September 30, 2009 and 2008
Condensed Consolidated Balance Sheets as of September 30, 2009 (unaudited) and as of December 31,
2008
Unaudited Condensed Consolidated Statements of Changes in Shareholder’s Equity for the nine months ended September 30, 2009 and 2008
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30,
2009 and 2008
Unaudited Notes to Condensed Consolidated Financial Statements

Financial Statements of Variable Annuity Account B

The audited financial statements of Variable Annuity Account B are listed below and are included in this Statement of Additional Information

Financial Statements of Variable Annuity Account B
Report of Independent Registered Public Accounting Firm
Statements of Assets and Liabilities as of December 31, 2008
Statements of Operations for the year ended December 31, 2008
Statements of Changes in Net Assets for the years ended December 31, 2008 and 2007
Notes to Financial Statements

The unaudited financial statements of Variable Annuity Account B are listed below and are included in this
Statement of Additional Information

Unaudited Financial Statements of Variable Annuity Account B
Unaudited Statements of Assets and Liabilities as of September 30, 2009
Unaudited Statements of Operations for the nine months ended September 30, 2009
Unaudited Statements of Changes in Net Assets for the nine months ended September 30, 2009 and the year ended December 31, 2008
Unaudited Notes to Financial Statements

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements
Page
Report of Independent Registered Public Accounting Firm	C-2

Consolidated Financial Statements:

Consolidated Statements of Operations for the years ended
December 31, 2008, 2007, and 2006	C-3

Consolidated Balance Sheets as of
December 31, 2008 and 2007	C-4

Consolidated Statements of Changes in Shareholder's Equity
For the years ended December 31, 2008, 2007, and 2006	C-6

Consolidated Statements of Cash Flows for the years ended
December 31, 2008, 2007, and 2006	C-7

Notes to Consolidated Financial Statements	C-9

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and
Annuity Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S.
generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 26, 2009

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

	Year Ended December 31,
	2008	2007	2006
Revenue:
Net investment income	$ 1,083.7	$ 1,054.7	$ 1,029.7
Fee income	612.9	769.9	714.8
Premiums	46.9	46.8	37.5
Broker-dealer commission revenue	622.5	568.4	429.2
Net realized capital (losses) gains	(653.1)	(27.6)	3.0
Other income	21.3	20.3	15.7
Total revenue	1,734.2	2,432.5	2,229.9
Benefits and expenses:
Interest credited and other benefits
to contractowners	1,432.4	802.8	783.7
Operating expenses	687.5	652.2	568.3
Broker-dealer commission expense	622.5	568.4	429.2
Net amortization of deferred policy acquisition
cost and value of business acquired	128.9	129.2	21.3
Interest expense	1.4	5.5	2.9
Total benefits and expenses	2,872.7	2,158.1	1,805.4
(Loss) income before income taxes	(1,138.5)	274.4	424.5
Income tax (benefit) expense	(108.3)	56.0	122.7
Net (loss) income	$ (1,030.2)	$ 218.4	$ 301.8

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	As of December 31,
	2008	2007

Assets
Investments:
Fixed maturities, available-for-sale, at fair value
(amortized cost of $14,632.6 at 2008 and $13,374.7 at 2007)	$ 13,252.2	$ 13,316.3
Equity securities, available-for-sale, at fair value
(cost of $247.7 at 2008 and $440.1 at 2007)	240.3	446.4
Short-term investments	41.9	167.9
Mortgage loans on real estate	2,107.8	2,089.4
Policy loans	267.8	273.4
Limited partnerships/corporations	513.9	636.1
Other investments	235.2	34.8
Securities pledged (amortized cost of $1,160.5 at 2008 and $940.2 at 2007)	1,225.4	934.1
Total investments	17,884.5	17,898.4
Cash and cash equivalents	203.5	252.3
Short-term investments under securities loan agreement,
including collateral delivered	483.9	202.7
Accrued investment income	205.8	168.3
Receivables for securities sold	5.5	5.6
Reinsurance recoverable	2,505.6	2,594.4
Deferred policy acquisition costs	865.5	728.6
Value of business acquired	1,832.5	1,253.2
Notes receivable from affiliate	175.0	175.0
Due from affiliates	13.8	10.6
Current income tax recoverable	38.6	-
Property and equipment	114.7	147.4
Other assets	233.3	112.1
Assets held in separate accounts	35,927.7	48,091.2
Total assets	$ 60,489.9	$ 71,639.8

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	As of December 31,
	2008	2007

Liabilities and Shareholder's Equity
Future policy benefits and claims reserves	$ 20,782.1	$ 18,569.1
Payables for securities purchased	1.6	0.2
Payables under securities loan agreement, including collateral held	488.3	183.9
Notes payable	17.9	9.9
Borrowed money	615.3	738.4
Due to affiliates	116.7	130.7
Current income taxes	-	56.8
Deferred income taxes	101.1	275.9
Other liabilities	874.7	542.7
Liabilities related to separate accounts	35,927.7	48,091.2
Total liabilities	58,925.4	68,598.8

Shareholder's equity
Common stock (100,000 shares authorized; 55,000
issued and outstanding; $50 per share value)	2.8	2.8
Additional paid-in capital	4,161.3	4,159.3
Accumulated other comprehensive loss	(482.1)	(33.8)
Retained earnings (deficit)	(2,117.5)	(1,087.3)
Total shareholder's equity	1,564.5	3,041.0
Total liabilities and shareholder's equity	$ 60,489.9	$ 71,639.8

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder’s Equity
(In millions)

			Accumulated
		Additional	Other	Retained	Total
	Common	Paid-In	Comprehensive	Earnings	Shareholder's
	Stock	Capital	Income (Loss)	(Deficit)	Equity
Balance at December 31, 2005	$ 2.8	$ 4,549.6	$ (5.3)	$ (1,576.4)	$ 2,970.7
Comprehensive income:
Net income	-	-	-	301.8	301.8
Other comprehensive loss, net of tax:
Change in net unrealized capital gains (losses)
on securities ($(23.4) pretax)	-	-	(10.7)	-	(10.7)
Pension liability and FAS No. 158
transition adjustment ($3.9 pretax)	-	-	2.5	-	2.5
Total comprehensive income					293.6
Cumulative effect of change in accounting
principle ($(0.8) pretax)			(0.5)	-	(0.5)
Dividends paid	-	(256.0)	-	-	(256.0)
Employee share-based payments	-	5.9	-	-	5.9
Balance at December 31, 2006	2.8	4,299.5	(14.0)	(1,274.6)	3,013.7
Cumulative effect of change in
accounting principle	-	-	-	(31.1)	(31.1)
Balance at January 1, 2007	2.8	4,299.5	(14.0)	(1,305.7)	2,982.6
Comprehensive income:
Net income	-	-	-	218.4	218.4
Other comprehensive loss, net of tax:
Change in net unrealized capital gains (losses)
on securities ($(27.7) pretax), including
tax valuation allowance of $(6.4)	-	-	(24.4)	-	(24.4)
Pension liability ($7.1 pretax)	-	-	4.6	-	4.6
Total comprehensive income					198.6
Dividends paid	-	(145.0)	-	-	(145.0)
Employee share-based payments	-	4.8	-	-	4.8
Balance at December 31, 2007	2.8	4,159.3	(33.8)	(1,087.3)	3,041.0
Comprehensive loss:
Net loss	-	-	-	(1,030.2)	(1,030.2)
Other comprehensive loss, net of tax:
Change in net unrealized capital gains (losses)
on securities ($(635.4) pretax), including
tax valuation allowance of $6.4	-	-	(435.3)	-	(435.3)
Pension liability ($18.7 pretax)	-	-	(13.0)	-	(13.0)
Total comprehensive loss					(1,478.5)
Dividends paid	-	-	-	-	-
Employee share-based payments	-	2.0	-	-	2.0
Balance at December 31, 2008	$ 2.8	$ 4,161.3	$ (482.1)	$ (2,117.5)	$ 1,564.5

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

		Year Ended December 31,
	2008	2007	2006
Cash Flows from Operating Activities:
Net (loss) income	$ (1,030.2)	$ 218.4	$ 301.8
Adjustments to reconcile net income to
net cash provided by operating activities:
Capitalization of deferred policy acquisition costs, value
of business acquired, and sales inducements	(205.1)	(193.4)	(191.0)
Net amortization of deferred policy acquisition costs,
value of business acquired, and sales inducements	128.3	133.9	25.9
Net accretion/decretion of discount/premium	87.1	72.7	83.8
Future policy benefits, claims reserves, and
interest credited	1,296.8	579.6	662.5
Provision for deferred income taxes	25.3	30.4	75.6
Net realized capital losses (gains)	653.1	27.6	(3.0)
Depreciation	56.7	18.2	12.6
Change in:
Accrued investment income	(37.5)	12.1	23.2
Reinsurance recoverable	88.8	121.0	81.3
Other receivable and assets accruals	(115.3)	(37.0)	(20.1)
Due to/from affiliates	(17.2)	46.4	20.4
Other payables and accruals	(120.3)	17.8	86.3
Other, net	(44.0)	(16.4)	5.9
Net cash provided by operating activities	766.5	1,031.3	1,165.2
Cash Flows from Investing Activities:
Proceeds from the sale, maturity, or redemption of:
Fixed maturities, available-for-sale	9,039.7	10,235.6	10,355.2
Equity securities, available-for-sale	135.0	113.8	91.7
Mortgage loans on real estate	146.5	205.4	197.0
Acquisition of:
Fixed maturities, available-for-sale	(11,593.4)	(8,425.5)	(8,802.1)
Equity securities, available-for-sale	(54.8)	(243.9)	(149.1)
Mortgage loans on real estate	(168.0)	(415.1)	(680.3)
Policy loans, net	5.6	(4.5)	(6.5)
Derivatives, net	52.6	32.2	1.4
Limited partnerships, net	81.5	(279.5)	(237.6)
Short-term investments, net	126.0	(163.3)	-
Purchases of property and equipment, net	(24.0)	(90.5)	(54.5)
Collateral received (paid)	23.2	(18.8)	-
Other investments	0.7	-	(4.0)
Net cash (used in) provided by investing activities	(2,229.4)	945.9	711.2

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,
	2008	2007	2006
Cash Flows from Financing Activities:
Deposits received for investment contracts	3,836.4	1,600.0	1,875.7
Maturities and withdrawals from investment contracts	(2,312.2)	(3,451.2)	(3,420.7)
Short-term loans to affiliates	13.0	45.0	86.0
Short-term repayments	(123.1)	(94.8)	(107.9)
Notes payable	-	9.9	-
Dividends to Parent	-	(145.0)	(256.0)
Net cash provided by (used in) financing activities	1,414.1	(2,036.1)	(1,822.9)
Net (decrease) increase in cash and cash equivalents	(48.8)	(58.9)	53.5
Cash and cash equivalents, beginning of year	252.3	311.2	257.7
Cash and cash equivalents, end of year	$ 203.5	$ 252.3	$ 311.2
Supplemental cash flow information:
Income taxes (received) paid, net	$ (44.1)	$ 45.1	$ 37.6
Interest paid	$ 23.6	$ 44.6	$ 40.8

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

1.	Organization and Significant Accounting Policies

Basis of Presentation

ING Life Insurance and Annuity Company (“ILIAC”) is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiaries
(collectively, the “Company”) are providers of financial products and services in the
United States. ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

The consolidated financial statements include ILIAC and its wholly-owned subsidiaries,
ING Financial Advisers, LLC (“IFA”) and Directed Services LLC (“DSL”). ILIAC is a
direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. (“Lion” or “Parent”),
which is an indirect, wholly-owned subsidiary of ING Groep N.V. (“ING”). ING is a global financial services holding company based in The Netherlands, with American
Depository Shares listed on the New York Stock Exchange under the symbol “ING.”

On December 1, 2006, Lion contributed to ILIAC, Directed Services, Inc. (“DSI”), a
New York corporation registered as a broker-dealer under the Securities Exchange Act of
1934 and as an investment advisor under the Investment Advisors Act of 1940, whose primary functions were the distribution of variable insurance products and investment advisory services for open-end mutual funds. Additionally, on December 12, 2006,
ILIAC organized DSL as a wholly-owned Delaware limited liability company. On
December 31, 2006, DSI merged with and into DSL and ceased to exist. Upon merger, the operations and broker-dealer and investment advisor registrations of DSI were consolidated into DSL, the surviving company. Effective January 1, 2007, ILIAC’s investment advisory agreement with certain variable funds offered in Company products was assigned to DSL.

On May 11, 2006, ILIAC organized NWL as a wholly-owned subsidiary for the purpose of purchasing, constructing, developing, leasing, and managing a new corporate office facility to be located at One Orange Way, Windsor, Connecticut (the “Windsor
Property”). Effective October 1, 2007, the principal executive office of ILIAC was changed to One Orange Way, Windsor, Connecticut.

On October 31, 2007, ILIAC’s subsidiary, NWL merged with and into ILIAC. As of the merger date, NWL ceased to exist, and ILIAC became the surviving corporation. The merger did not have an impact on ILIAC’s consolidated results of operations and financial position, as NWL was a wholly-owned subsidiary and already included in the consolidated financial statements for all periods presented since its formation.

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans and related services. The Company’s products

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

are offered primarily to individuals, pension plans, small businesses, and employer-
sponsored groups in the health care, government, and education markets (collectively
“not-for-profit” organizations) and corporate markets. The Company’s products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Products offered by the Company include deferred and immediate (payout annuities)
annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-
keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the
Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Recently Adopted Accounting Standards

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued
Statement of Financial Accounting Standards (“FAS”) No. 157, “Fair Value
Measurements” (“FAS 157”). FAS 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value to any new circumstances.

Under FAS 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data.
FAS 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

FAS 157 was adopted by the Company on January 1, 2008. As a result of implementing
FAS 157, the Company recognized $1.7, before tax, as an increase to Net income on the date of adoption related to the fair value measurements of the reserves for product guarantees. The impact of implementation was included in Interest credited and other benefits to contractholders on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

In October 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-3,
“Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not
Active” (“FSP FAS 157-3”), which provides clarifying guidance on the application of
FAS 157 to financial assets in a market that is not active and was effective upon issuance.
FSP FAS 157-3 had no effect on the Company’s financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that applied by the Company upon adoption of FAS 157.

The Company recognized no other adjustments to its financial statements related to the adoption of FAS 157, and new disclosures are included in the Financial Instruments footnote.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial
Assets and Financial Liabilities” (“FAS 159”), which allows a company to make an irrevocable election, on specific election dates, to measure eligible items at fair value with unrealized gains and losses recognized in earnings at each subsequent reporting date. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, any upfront costs and fees related to the item will be recognized in earnings as incurred.
Items eligible for the fair value option include:

§ Certain recognized financial assets and liabilities;
§ Rights and obligations under certain insurance contracts that are not financial instruments;
§ Host financial instruments resulting from the separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument; and
§ Certain commitments.

FAS 159 was adopted by the Company on January 1, 2008. In implementing FAS 159, the Company elected not to take the fair value option for any eligible assets or liabilities in existence on January 1, 2008, or in existence at the date of these Consolidated
Financial Statements.

Offsetting of Amounts Related to Certain Contracts

On April 30, 2007, the FASB issued a FSP on FASB Interpretation (“FIN”) No. 39,
“Offsetting of Amounts Related to Certain Contracts” (“FSP FIN 39-1”), which permits a reporting entity to offset fair value amounts recognized for the right to reclaim or the obligation to return cash collateral against fair value amounts recognized for derivative instruments under master netting arrangements. FSP FIN 39-1 had no effect on the financial condition, results of operations, or cash flows upon adoption by the Company on January 1, 2008, as it is the Company’s accounting policy not to offset such fair value amounts.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income
Taxes” (“FIN 48”), which creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company’s financial statements.
FIN 48 prescribes a recognition threshold and measurement criteria that must be satisfied to recognize a financial statement benefit of tax positions taken, or expected to be taken, on an income tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN 48 was adopted by the Company on January 1, 2007. As a result of implementing
FIN 48, the Company recognized a cumulative effect of change in accounting principle of
$2.9 as a reduction to January 1, 2007 Retained earnings (deficit).

Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with
Modifications or Exchanges of Insurance Contracts

In September 2005, the American Institute of Certified Public Accountants ("AICPA")
issued Statement of Position ("SOP") 05-1, “Accounting by Insurance Enterprises for
Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance
Contracts” (“SOP 05-1”), which states that when an internal replacement transaction results in a substantially changed contract, the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets, related to the replaced contract should not be deferred in connection with the new contract. Contract modifications that meet various conditions defined by SOP 05-1 and result in a new contract that is substantially unchanged from the replaced contract, however, should be accounted for as a continuation of the replaced contract.

SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, by amendment, endorsement, or rider, to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 applies to internal replacements made primarily to contracts defined by FAS No. 60, “Accounting and Reporting by Insurance Enterprises”
(“FAS 60”), as short-duration and long-duration insurance contracts, and by FAS No. 97,
“Accounting and Reporting by Insurance Enterprises for Certain Long-Duration
Contracts and for Realized Gains and Losses from the Sale of Investments” (“FAS 97”), as investment contracts.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

SOP 05-1 was adopted by the Company on January 1, 2007, and is effective for internal replacements occurring on or after that date. As a result of implementing SOP 05-1, the
Company recognized a cumulative effect of change in accounting principle of $43.4, before tax, or $28.2, net of $15.2 of income taxes, as a reduction to January 1, 2007
Retained earnings (deficit). In addition, the Company revised its accounting policy on the amortization of deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA") to include internal replacements.

Disclosures about Credit Derivatives and Certain Guarantees

In September 2008, the FASB issued FSP FAS No. 133-1 and FIN No. 45-4,
“Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB
Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective
Date of FASB Statement No. 161” (“FSP FAS 133-1 and FIN 45-4”), which does the following:

§ Amends FAS No. 133, “Accounting for Derivative Instruments and Hedging
Activities” (“FAS 133”), requiring additional disclosures by sellers of credit derivatives;
§ Amends FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure
Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of
Others” (“FIN 45”), requiring additional disclosure about the current status of the payment/performance risk of a guarantee; and
§ Clarifies the effective date of FAS No. 161, “Disclosures about Derivative
Instruments and Hedging Activities” (“FAS 161”).

FSP FAS 133-1 and FIN 45-4 was adopted by the Company on December 31, 2008. In implementing FSP FAS 133-1 and FIN 45-4, the Company determined that its adoption had no financial statement impact. New disclosures are included in the Financial
Instruments and Commitments and Contingent Liabilities footnotes.

The clarification in the FSP of the effective date of FAS 161 is consistent with the guidance in FAS 161 and the Company’s disclosure provided herein.

Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and
Interests in Variable Interest Entities

In December, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by
Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable
Interest Entities” (“FSP FAS 140-4 and FIN 46(R)-8”), which requires additional disclosures regarding a transferor’s continuing involvement with financial assets transferred in a securitization or asset-backed financing arrangement and an enterprise’s involvement with variable interest entities (“VIEs”) and qualifying special purpose entities (“QSPEs”).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

FSP FAS 140-4 and FIN 46(R)-8 was adopted by the Company on December 31, 2008.
In implementing FSP FAS 140-4 and FIN 46(R)-8, the Company determined that its adoption has no financial statement impact. The Company does not have any QSPEs or continuing involvement with financial assets transferred in a securitization or asset-
backed financing arrangement.

Amendments to Impairment Guidance

In January 2009, the FASB issued FSP Emerging Issues Task Force (“EITF”) 99-20-1,
“Amendments to the Impairment Guidance of EITF Issue No. 99-20” (“FSP EITF 99-20-
1”), which amends EITF 99-20, “Recognition of Interest Income and Impairment on
Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a
Transferor in Securitized Financial Assets” (“EITF 99-20”). FSP EITF 99-20-1 requires that an other-than-temporary impairment on investments that meet the criteria of EITF
99-20 be recognized as a realized loss through earnings when it is probable there has been an adverse change in the holder’s estimated cash flow, consistent with the impairment model in FAS No. 115, “Accounting for Certain Investments in Debt and
Equity Securities.”

FSP EITF 99-20-1 was adopted by the Company on December 31, 2008, prospectively.
In implementing FSP EITF 99-20-1, the Company determined there was a minimal effect on financial position, results of operations, and cash flows, as the structured securities held by the Company were highly rated at issue.

New Accounting Pronouncements

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued FAS 161, which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

§ How and why derivative instruments are used;
§ How derivative instruments and related hedged items are accounted for under
FAS 133 and its related interpretations; and
§ How derivative instruments and related hedged items affect an entity’s financial statements.

The provisions of FAS 161 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently in the process of determining the impact of adoption of FAS 161 on its disclosures; however, as the pronouncement only pertains to additional disclosures, the Company has determined that the adoption of FAS 161 will have no financial statement impact. In addition, the Company’s derivatives are generally

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

not accounted for using hedge accounting treatment under FAS 133, as the Company has not historically sought hedge accounting treatment.

Business Combinations

In December 2007, the FASB issued FAS No. 141 (revised 2007), “Business
Combinations” (“FAS 141R”), which replaces FAS No. 141, “Business Combinations,”
as issued in 2001. FAS 141R requires most identifiable assets, liabilities, noncontrolling interest, and goodwill acquired in a business combination to be recorded at full fair value as of the acquisition date, even for acquisitions achieved in stages. In addition, the statement requires:

§ Acquisition-related costs to be recognized separately and generally expensed;
§ Non-obligatory restructuring costs to be recognized separately when the liability is incurred;
§ Contractual contingencies acquired to be recorded at acquisition-date fair values;
§ A bargain purchase, which occurs when the fair value of net assets acquired exceeds the consideration transferred plus any non-controlling interest in the acquiree, to be recognized as a gain; and
§ The nature and financial effects of the business combination to be disclosed.

FAS 141R also amends or eliminates various other authoritative literature.

The provisions of FAS 141R are effective for fiscal years beginning on or after
December 15, 2008 for all business combinations occurring on or after that date. As such, this standard will impact any Company acquisitions that occur on or after
January 1, 2009.

Equity Method Investment Accounting

In November 2008, the EITF reached consensus on EITF 08-6, “Equity Method
Investment Accounting Considerations” (“EITF 08-6”), which requires, among other provisions, that:

§ Equity method investments be initially measured at cost;
§ Contingent consideration only be included in the initial measurement;
§ An investor recognize its share of any impairment charge recorded by the equity investee; and
§ An investor account for a share issuance by an equity investee as if the investor had sold a proportionate share of its investment;

The provisions of EITF 08-6 are effective in fiscal years beginning on or after December
15, 2008, and interim periods within those fiscal years. As such, this standard will impact Company acquisitions or changes in ownership with regards to equity investments that occur on or after January 1, 2009. The Company is currently in the process of determining the impact of the other-than-temporary impairment provisions.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“US GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company’s fixed maturities and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder’s equity, after adjustment, if any, for related changes in experience-rated contract allocations,
DAC, VOBA, and deferred income taxes.

Other-Than-Temporary Impairments

The Company analyzes the general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis.
Management considers the length of time and the extent to which fair value has been less than amortized cost, the issuer’s financial condition and near-term prospects, future economic conditions and market forecasts, and the Company’s intent and ability to retain the investment for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of the EITF
99-20. Under EITF 99-20, a further determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company’s ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been adverse change in cash flow since the last remeasurement date.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value, and the loss is accounted for as a change in Net realized capital gains (losses).

Experience-Rated Products

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized capital gains (losses) on the sale of and unrealized capital gains (losses) on investments supporting these products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets. Net realized capital gains (losses) on all other investments were reflected in the Consolidated Statements of Operations. Unrealized
capital gains (losses) on all other investments were reflected in Accumulated other comprehensive income (loss) in Shareholder’s equity, net of DAC and VOBA adjustments for unrealized capital gains (losses), and related income taxes. During 2008, due to the current economic environment, which resulted in significant realized and unrealized losses associated with assets supporting experience-rated contracts, the
Company accelerated the amortization of realized losses and recorded such amounts in
Interest credited and other benefits to contractowners in the Consolidated Statements of
Operations and recorded unrealized losses in Accumulated other comprehensive income
(loss) in Shareholder’s equity rather than Future policy benefits and claims reserves.

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation

The fair values for the actively traded marketable fixed maturities are determined based upon the quoted market prices or dealer quotes. The fair values for marketable bonds without an active market are obtained through several commercial pricing services, which provide the estimated fair values. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-
dealer quotes, credit quality, issuer spreads, bids, offers and other reference data.
Valuations obtained from third party commercial pricing services are non-binding and are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fair values of privately placed bonds are determined using a matrix-based pricing model.
The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company’s evaluation of the borrower’s ability to compete in their relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations (“CMO-Bs”) are determined by taking the average of broker quotes when more than one broker quote is provided. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the asset.

The fair values for actively traded equity securities are based on quoted market prices.

Mortgage loans on real estate are reported at amortized cost, less impairment write-
downs. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan’s effective interest rate, or fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses).

The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value.

Derivative instruments are reported at fair value primarily using the Company’s derivative accounting system. The system uses key financial data, such as yield curves, exchange rates, Standard & Poor’s (“S&P”) 500 Index prices, and London Inter Bank
Offered Rates (“LIBOR”), which are obtained from third party sources and uploaded into the system. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Embedded derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models or market quotations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Repurchase Agreements

The Company engages in dollar repurchase agreements (“dollar rolls”) and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements is included in
Borrowed money on the Consolidated Balance Sheets.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policies require a minimum of 102% of the fair value of securities pledged under reverse repurchase agreements to be pledged as collateral. Reverse repurchase agreements are included in Cash and cash equivalents on the Consolidated
Balance Sheets.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company’s guidelines to generate additional income.
The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Derivatives

The Company’s use of derivatives is limited mainly to hedging purposes to reduce the
Company’s exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under FAS 133, as the Company has not historically sought hedge accounting treatment.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Other investments or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

derivatives are recorded in Net realized capital gains (losses) in the Consolidated
Statements of Operations.

The Company also has investments in certain fixed maturity instruments, and has issued certain products with guarantees, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Consolidated Statements of
Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contractowners in the Consolidated
Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated net cash flows embedded in the Company’s contracts.

FAS 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS 97, DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

Internal Replacements

Contractowners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these transactions are identified as internal replacements and are accounted for in accordance with SOP 05-1.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. For deferred annuities, the estimated future gross profits of the new contracts are treated as revisions to the estimated future gross profits of the replaced contracts in the determination of amortization.

Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the
Consolidated Statements of Operations.

Unlocking

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings.
Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of
DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised
(“unlocking”), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future gross profits, lower the rate of amortization.
Sustained decreases in investment, mortality, and expense margins, and thus estimated future gross profits, however, increase the rate of amortization.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred.

At December 31, 2008 and 2007, total accumulated depreciation and amortization was
$103.0 and $120.7, respectively. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated or amortized. The Company’s property and equipment are depreciated using the following estimated useful lives.

Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years
Software	3 years

Reserves

The Company records as liabilities reserves to meet the Company’s future obligations under its variable annuity and fixed annuity products.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Credited interest rates vary by product and ranged from 1.6% to 7.8% for the years 2008, 2007, and 2006. Certain reserves may also include net unrealized gains and losses related to investments and unamortized net realized gains and losses on investments for experience-
rated contracts.	Reserves on experienced-rated contracts reflect the rights of contractowners, plan participants, and the Company. During 2008, given the current economic environment, which resulted in significant net realized and unrealized losses, the Company did not include net unrealized and unamortized realized losses associated with experience-rated contracts in Future policy benefits and claims reserves. The net unrealized losses are reflected in Accumulated other comprehensive (loss) income, and the amortization of the unamortized realized losses have been recorded in Interest credited and other benefits to contractholders. Reserves for group immediate annuities without life contingent payouts are equal to the discount value of the payment at the implied break-even rate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity type plan, year of issue, and policy duration. For the years 2008, 2007, and 2006, reserve interest rates ranged from 5.3% to 5.9%.

The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts.
The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks beginning January 1, 2008 with the adoption of
FAS 157. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the
Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company’s valuation model in order to incorporate credit risk into the fair values of these product guarantees.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance arrangement with certain subsidiaries of Lincoln National Corporation
(“Lincoln”). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the
Company’s total individual life reserves. Individual life reserves are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Certain variable annuities offer guaranteed minimum death benefits (“GMDB”). The
GMDB is accrued in the event the contractowner account value at death is below the guaranteed value and is included in reserves.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Revenue Recognition

For most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both
Premiums and Interest credited and other benefits to contractowners in the Consolidated
Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingent payouts.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

Separate account assets and liabilities are carried at fair value and shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income, and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations (with the exception of realized and unrealized capital gains (losses) on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria for separate presentation in the Consolidated Balance Sheets (primarily the guaranteed interest option), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2008 and 2007, unrealized capital losses of $53.2 and $11.0, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder’s equity.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company’s primary liability as the direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit ratings of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company’s Consolidated Balance Sheets.

Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.5 billion and
$2.6 billion at December 31, 2008 and 2007, respectively, is related to the reinsurance recoverable from certain subsidiaries of Lincoln arising from the disposal of the
Company’s individual life insurance business in 1998 (see the Reinsurance footnote).
Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the
Company under the reinsurance transaction.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

2.	Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities, available-for-sale, were as follows as of
December 31, 2008.

		Gross	Gross
		Unrealized	Unrealized
	Amortized	Capital	Capital	Fair
	Cost	Gains	Losses	Value
Fixed maturities:
U.S. Treasuries	$ 1,391.4	$ 84.5	$ 0.9	$ 1,475.0
U.S. government agencies and authorities	797.1	77.2	1.2	873.1
State, municipalities, and political subdivisions	72.9	0.3	17.7	55.5

U.S. corporate securities:
Public utilities	1,112.4	4.4	117.6	999.2
Other corporate securities	3,986.2	85.6	436.6	3,635.2
Total U.S. corporate securities	5,098.6	90.0	554.2	4,634.4

Foreign securities(1):
Government	397.8	4.3	61.4	340.7
Other	2,188.5	27.0	274.0	1,941.5
Total foreign securities	2,586.3	31.3	335.4	2,282.2

Residential mortgage-backed securities	3,412.6	153.6	266.7	3,299.5
Commercial mortgage-backed securities	1,604.0	0.1	370.5	1,233.6
Other asset-backed securities	830.2	9.0	214.9	624.3

Total fixed maturities, including
securities pledged	15,793.1	446.0	1,761.5	14,477.6
Less: securities pledged	1,160.5	72.7	7.8	1,225.4
Total fixed maturities	14,632.6	373.3	1,753.7	13,252.2
Equity securities	247.7	1.0	8.4	240.3
Total investments, available-for-sale	$ 14,880.3	$ 374.3	$ 1,762.1	$ 13,492.5
(1) Primarily U.S. dollar denominated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of
December 31, 2007.

		Gross	Gross
		Unrealized	Unrealized
	Amortized	Capital	Capital	Fair
	Cost	Gains	Losses	Value
Fixed maturities:
U.S. Treasuries	$ 11.2	$ 0.7	$ -	$ 11.9
U.S. government agencies and authorities	0.6	-	-	0.6
State, municipalities, and political subdivisions	66.1	0.1	2.2	64.0

U.S. corporate securities:
Public utilities	1,049.1	10.8	15.6	1,044.3
Other corporate securities	3,855.1	46.1	65.2	3,836.0
Total U.S. corporate securities	4,904.2	56.9	80.8	4,880.3

Foreign securities(1):
Government	379.3	17.1	6.6	389.8
Other	1,955.8	29.9	40.3	1,945.4
Total foreign securities	2,335.1	47.0	46.9	2,335.2

Residential mortgage-backed securities	4,146.1	101.8	63.5	4,184.4
Commercial mortgage-backed securities	1,927.3	10.7	52.3	1,885.7
Other asset-backed securities	924.3	5.5	41.5	888.3

Total fixed maturities, including
securities pledged	14,314.9	222.7	287.2	14,250.4
Less: securities pledged	940.2	8.0	14.1	934.1
Total fixed maturities	13,374.7	214.7	273.1	13,316.3
Equity securities	440.1	13.8	7.5	446.4

Total investments, available-for-sale	$ 13,814.8	$ 228.5	$ 280.6	$ 13,762.7
(1) Primarily U.S. dollar denominated.

At December 31, 2008 and 2007, net unrealized losses were $1,322.9 and $58.2, respectively, on total fixed maturities, including securities pledged to creditors, and equity securities. During 2008, as a result of the current economic environment, which resulted in significant losses on investments supporting experience-rated contracts, the
Company reflected all unrealized losses in Shareholder’s equity rather than Future policy benefits and claims reserves. At December 31, 2007, $16.4 of net unrealized capital gains (losses) was related to experience-rated contracts and was not reflected in
Shareholder’s equity but in Future policy benefits and claim reserves.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities as of December 31, 2008, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

	Amortized	Fair
	Cost	Value
Due to mature:
One year or less	$ 273.3	$ 271.5
After one year through five years	3,751.8	3,576.2
After five years through ten years	3,546.6	3,344.4
After ten years	2,374.6	2,128.1
Mortgage-backed securities	5,016.6	4,533.1
Other asset-backed securities	830.2	624.3
Less: securities pledged	1,160.5	1,225.4
Fixed maturities, excluding securities pledged	$ 14,632.6	$ 13,252.2

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10% of the Company’s Shareholder’s equity at December 31, 2008 or 2007.

At December 31, 2008 and 2007, fixed maturities with fair values of $14.2 and $13.9, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations
(“CMOs”) that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults. The principal risks inherent in holding
CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2008 and 2007, approximately 13.0% and 11.3%, respectively, of the Company’s CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

Transfer of Alt-A RMBS Participation Interest

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets
Back-up Facility (the “Back-up Facility”) covering 80% of ING’s Alt-A residential mortgage-backed securities (“Alt-A RMBS”). Under the terms of the Back-up Facility, a full credit risk transfer to the Dutch State will be realized on 80% of ING’s Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion portfolio, including book value of $775.1 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company’s portfolio, the
“Designated Securities Portfolio”) (the “ING-Dutch State Transaction”). As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A
RMBS portfolio. The risk transfer to the Dutch State will take place at a discount of approximately 10% of par value. In addition, under the Back-up Facility, other fees will

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

be paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company will remain the legal owner of
100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. Subject to documentation and regulatory approvals, the ING-Dutch State
Transaction is expected to close by the end of March 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph to take effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the
Company’s Designated Securities Portfolio, the Company will enter into a participation agreement with its affiliates, ING Support Holding B.V. (“ING Support Holding”) and
ING pursuant to which the Company will convey to ING Support Holding an 80%
participation interest in its Designated Securities Portfolio and pay a periodic transaction fee, and will receive, as consideration for the participation, an assignment by ING
Support Holding of its right to receive payments from the Dutch State under the Illiquid
Assets Back-Up Facility related to the Company’s Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the “Company Back-Up
Facility”). Under the Company Back-Up Facility, the Dutch State will be obligated to pay certain periodic fees and make certain periodic payments with respect to the
Company’s Designated Securities Portfolio, and ING Support Holding will be obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions it receives with respect to the 80% participation interest in the
Company’s Designated Securities Portfolio.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company’s
Alt-A RMBS which has a book value of $4.2 will be sold for cash to an affiliate, Lion II
Custom Investments LLC (“Lion II”). Immediately thereafter, Lion II will sell to ING
Direct Bancorp the purchased securities (the “Step 2 Cash Transfer”). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp will include such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. Subject to documentation and regulatory approval, the Step 1 Cash Transfer is expected to close by the end of
March 2009 contemporaneous with the closing of the ING-Dutch State Transaction.

Since the Company had the intent to sell a portion of its Alt-A RMBS through the 80%
participation interest in its Designated Securities Portfolio or as part of the Step 1 Cash
Transfer as of December 31, 2008, the Company recognized $253.2 in other-than-
temporary impairments with respect to the 80% participation interest in its Designated
Securities Portfolio that it expects to convey as part of the ING-Dutch State Transaction and the Step 1 Cash Transfer. The Company expects to recognize a gain in the estimated range of $220.0 to $240.0 upon the closing of the ING-Dutch State Transaction and the
Step 1 Cash Transfer.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Equity Securities

Equity securities, available-for-sale, included investments with fair values of $141.0 and
$279.5 in ING proprietary funds as of December 31, 2008 and 2007, respectively.

Repurchase Agreements

The Company engages in dollar repurchase agreements (“dollar rolls”) and repurchase
agreements to increase its return on investments and improve liquidity.	These
transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the offsetting collateral liability is included in Borrowed money on the Consolidated Balance
Sheets. At December 31, 2008 and 2007, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $657.2 and $757.6, respectively.
The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements totaled $613.9 and
$734.8 at December 31, 2008 and 2007, respectively. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the
Consolidated Balance Sheets.

The Company also engages in reverse repurchase agreements. At December 31, 2008 and 2007, the Company did not have any reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company’s exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31,
2008 and 2007. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company’s guidelines to generate additional income.
The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At
December 31, 2008 and 2007, the fair value of loan securities was $474.8 and $176.5, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses in fixed maturities at December 31, 2008 and 2007, were primarily related to the effects of interest rate movement or spread widening on mortgage and other asset-backed securities. Mortgage and other asset-backed securities include
U.S. government-backed securities, principal protected securities, and structured securities, which did not have an adverse change in cash flows. The following table summarizes the unrealized capital losses by duration and reason, along with the fair value of fixed maturities, including securities pledged, in unrealized capital loss positions at
December 31, 2008 and 2007.

	Less than	More than	More than
	Six	Six Months	Twelve
	Months	and less than	Months	Total
	Below	Twelve Months	Below	Unrealized
	Amortized	Below Amortized	Amortized	Capital
2008	Cost	Cost	Costs	Loss
Interest rate or spread widening	$ 144.2	$ 381.7	$ 383.5	$ 909.4
Mortgage and other
asset-backed securities	65.3	188.5	598.3	852.1
Total unrealized capital losses	$ 209.5	$ 570.2	$ 981.8	$ 1,761.5
Fair value	$ 2,999.6	$ 3,446.7	$ 2,964.2	$ 9,410.5

	Less than	More than	More than
	Six	Six Months	Twelve
	Months	and less than	Months	Total
	Below	Twelve Months	Below	Unrealized
	Amortized	Below Amortized	Amortized	Capital
2007	Cost	Cost	Costs	Loss
Interest rate or spread widening	$ 18.8	$ 62.3	$ 48.8	$ 129.9
Mortgage and other
asset-backed securities	30.1	69.0	58.2	157.3
Total unrealized capital losses	$ 48.9	$ 131.3	$ 107.0	$ 287.2
Fair value	$ 2,256.2	$ 2,217.7	$ 3,612.1	$ 8,086.0

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities is 79.2% of the average book value. In addition, this category includes 1,243 securities, which have an average quality rating of AA-. No other-than-temporary impairment loss was considered necessary for these fixed maturities as of December 31, 2008. The value of the Company’s fixed maturities declined $534.2, before tax and DAC, from December 31, 2008 though February 28,
2009, due to further widening of credit spreads. This decline in fair value includes $81.7 related to the Company’s investments in commercial mortgage-backed securities.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Other-Than-Temporary Impairments

The following table identifies the Company’s other-than-temporary impairments by type for the years ended December 31, 2008, 2007, and 2006.

	2008		2007		2006
		No. of		No. of		No. of
	Impairment	Securities	Impairment	Securities	Impairment	Securities
U.S. Treasuries	$ -	-	$ -	-	$ 6.4	4
U.S. corporate	283.2	233	36.3	113	24.4	67
Foreign	108.9	94	19.1	54	4.2	10
Residential mortgage-backed	349.3	194	7.1	30	16.6	76
Other asset-backed	245.6	64	10.5	21	7.0	1
Equity securities	55.1	17	-	-	0.1	3
Limited partnerships	6.6	6	3.0	1	-	-
Mortgage loans on real estate	3.8	1	-	-	-	-
Total	$ 1,052.5	609	$ 76.0	219	$ 58.7	161

The above schedule includes $235.8, $16.4, and $16.1 for the years ended December 31,
2008, 2007, and 2006, respectively, in other-than-temporary write-downs related to the analysis of credit-risk and the possibility of significant prepayment risk. The remaining
$816.7, $59.6, and $42.6 in write-downs for the years ended December 31, 2008, 2007, and 2006, respectively, are related to investments that the Company does not have the intent to retain for a period of time sufficient to allow for recovery in fair value.

The following table summarizes these write-downs recognized by type for the years ended December 31, 2008, 2007, and 2006.

	2008		2007		2006
		No. of		No. of		No. of
	Impairment	Securities	Impairment	Securities	Impairment	Securities
U.S. Treasuries	$ -	-	$ -	-	$ 6.4	4
U.S. corporate	204.5	180	31.6	102	24.4	67
Foreign	81.3	78	19.1	54	4.2	10
Residential mortgage-backed	291.8	128	2.6	2	0.6	1
Other asset-backed	239.1	43	6.3	16	7.0	1
Total	$ 816.7	429	$ 59.6	174	$ 42.6	83

The remaining fair value of the fixed maturities with other-than-temporary impairments at December 31, 2008, 2007, and 2006 was $2,136.5, $1,210.8, and $704.4, respectively.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the
Company’s previous intent to continue holding a security.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31,
2008, 2007, and 2006.

	2008	2007	2006
Fixed maturities, available-for-sale	$ 1,020.6	$ 895.5	$ 969.0
Equity securities, available-for-sale	(13.2)	38.5	10.5
Mortgage loans on real estate	116.0	118.5	93.6
Real estate	9.0	-	-
Policy loans	14.2	14.1	13.2
Short-term investments and cash equivalents	4.5	2.2	2.4
Other	12.7	88.3	44.5
Gross investment income	1,163.8	1,157.1	1,133.2
Less: investment expenses	80.1	102.4	103.5
Net investment income	$ 1,083.7	$ 1,054.7	$ 1,029.7

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006
Fixed maturities, available-for-sale	$ (990.8)	$ (50.3)	$ (67.0)
Equity securities, available-for-sale	(81.0)	6.4	9.3
Derivatives	(187.0)	(123.0)	(3.9)
Other	(18.7)	(2.6)	-
Less: allocation to experience-rated contracts	624.4	141.9	(64.6)
Net realized capital (loss) gains	$ (653.1)	$ (27.6)	$ 3.0
After-tax net realized capital (loss) gains	$ (424.5)	$ (17.9)	$ 2.0

The increase in Net realized capital losses for the year ended December 31, 2008, was primarily due to higher credit and intent related impairments of fixed maturities driven by the widening of credit spreads. In addition, the Company experienced losses on equity securities mainly due to the poor market performance and losses on interest rate swaps due to lower LIBOR rates in 2008.

Net realized capital gains (losses) allocated to experience-rated contracts are deducted from Net realized capital gains (losses) and an offsetting amount was reflected in Future policy benefits and claim reserves on the Consolidated Balance Sheets. During 2008, as a result of the current economic environment, which resulted in significant realized losses associated with experience-rated contracts, the Company accelerated amortization of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

realized losses rather than reflect those losses in Future policy benefits and claims reserves. During 2008, the Company fully amortized $624.4 of net unamortized realized capital losses allocated to experience-rated contractowners, which are reflected in Interest credited and other benefits to contractowners in the Consolidated Statements of
Operations. Net unamortized realized capital gains allocated to experienced-rated contractowners were $53.8 and $164.5 at December 31, 2007 and 2006, respectively, and were reflected in Future policy benefits and claims reserves.

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross realized gains and losses, excluding those related to experience-related contracts, as appropriate, were as follows for the years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006
Proceeds on sales	$ 12,649.0	$ 5,738.8	$ 6,481.2
Gross gains	120.0	66.4	109.0
Gross losses	(234.4)	(101.2)	110.9

3.	Financial Instruments

Fair Value Measurements

FAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Company has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs
(Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

§ Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
§ Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
Level 2 inputs include the following:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	a)	Quoted prices for similar assets or liabilities in active markets;
	b)	Quoted prices for identical or similar assets or liabilities in non-active markets;
	c)	Inputs other than quoted market prices that are observable; and
	d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
§	Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following table presents the Company’s hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

	Level 1	Level 2	Level 3(1)	Total
Assets:
Fixed maturities, available-for-sale, including
securities pledged	$ 1,481.7	$ 10,704.3	$ 2,291.6	$ 14,477.6
Equity securities, available-for-sale	240.3	-	-	240.3
Other investments (primarily derivatives)	-	235.2	-	235.2
Cash and cash equivalents, short-term
investments, and short-term investments
under securities loan agreement	729.3	-	-	729.3
Assets held in separate accounts	30,547.6	5,380.1	-	35,927.7
Total	$ 32,998.9	$ 16,319.6	$ 2,291.6	$ 51,610.1

Liabilities:
Product guarantees	$ -	$ -	$ 220.0	$ 220.0
Other liabilities (primarily derivatives)	-	470.5	73.6	544.1
Total	$ -	$ 470.5	$ 293.6	$ 764.1

(1) Level 3 net assets and liabilities accounted for 3.9% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 13.4%.

Valuation of Financial Assets and Liabilities

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in FAS 157. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from the brokers are non-binding. The valuations are reviewed and validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices or dealer quotes and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime and Alt-A mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. Valuations obtained from third party commercial pricing services are non-binding and are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company’s evaluation of the borrower’s ability to compete in their relevant market. Using this data, the model generates estimated market values, which the
Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations (“CMO-Bs”) are determined by taking the average of broker quotes when more than one broker quote is provided. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the asset. Due to the lack of corroborating evidence to support a higher level, these bonds are classified as Level 3 assets.

Trading activity for the Company’s Residential Mortgage-backed Securities (“RMBS”), particularly subprime and Alt-A mortgage-backed securities, has been declining during
2008 as a result of the dislocation of the credit markets. During 2008, the Company continued to obtain pricing information from commercial pricing services and brokers.
However, the pricing for subprime and Alt-A mortgage-backed securities did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A mortgage-backed securities was inactive. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. However, the Company determined that the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

classification within the valuation hierarchy should be transferred to Level 3 due to market inactivity.

At December 31, 2008, the fixed maturities valued using unadjusted broker quotes totaled
$9,069.0.

Equity securities, available-for-sale: Fair values of these securities are based upon quoted market price and are classified as Level 1 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets’ fair values.
The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in
Level 1. Bond valuations are obtained from third party commercial pricing services and brokers and are included in Level 2. The valuations obtained from brokers are non-
binding. Valuations are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

Other financial instruments reported as assets and liabilities: The carrying amounts for these financial instruments (primarily derivatives) reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company’s derivative accounting system in conjunction with observable key financial data from third party sources or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the
Company’s valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company’s policy to deal only with investment grade counterparties with a credit rating of A- or better. These assets and liabilities are classified as Level 2.

Product guarantees: The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with FAS 133. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in FAS 157. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by FAS 157. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company’s valuation model in order to incorporate credit risk into the fair values of these product guarantees. As of
December 31, 2008, the credit ratings of ING and the Company changed in relation to prior periods, which resulted in substantial changes in the valuation of the reserves for product guarantees.

The following disclosures are made in accordance with the requirements of FAS No. 107,
“Disclosures about Fair Value of Financial Instruments” (“FAS 107”). FAS 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.
In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Investment contract liabilities (included in Future policy benefits and claim reserves):

With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

Without a fixed maturity: Fair value is estimated as the amount payable to the contractowner upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company’s financial instruments were as follows at December 31, 2008 and 2007.

	2008		2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Assets:
Fixed maturities, available-for-sale,
including securities pledged	$ 14,477.6	$ 14,477.6	$ 14,250.4	$ 14,250.4
Equity securities, available-for-sale	240.3	240.3	446.4	446.4
Mortgage loans on real estate	2,107.8	2,027.9	2,089.4	2,099.3
Policy loans	267.8	267.8	273.4	273.4
Cash, cash equivalents, short-term
investments, and short-term
investments under securities
loan agreement	729.3	729.3	622.9	622.9
Other investments	749.1	749.1	670.9	670.9
Assets held in separate accounts	35,927.7	35,927.7	48,091.2	48,091.2
Liabilities:
Investment contract liabilities:
With a fixed maturity	1,529.4	1,610.6	1,251.1	1,308.7
Without a fixed maturity	15,611.8	17,237.9	13,421.9	13,379.1
Derivatives	544.1	544.1	200.3	200.3

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the
Company’s management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by FAS 157). These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below, with particular attention addressed to the reserves for product guarantees due to the impact on the Company’s results of operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company’s Level 3 assets and liabilities for the year ended December 31, 2008.

	Fixed		Product
	Maturities	Derivatives	Guarantees
Balance at January 1, 2008	$ 1,737.6	$ -	$ (76.4)
Capital gains (losses):
Net realized capital gains (losses)	(72.6) (1)	(29.3)	(139.6) (3)
Net unrealized capital (losses) gains(2)	71.8	-	-
Total net realized and unrealized capital losses	(0.8)	(29.3)	(139.6)

Purchases, sales, issuances, and settlements, net	(171.7)	21.5	(4.0)
Transfer in (out) of Level 3	726.5	(65.8)	-
Balance at December 31, 2008	$ 2,291.6	$ (73.6)	$ (220.0)

(1) This amount is included in Net realized capital gains (losses) on the Consolidated Statements of Operations.
(2) The amounts in this line are included in Accumulated other comprehensive income (loss) on the Consolidated Balance Sheets.
(3) This amount is included in Interest credited and other benefits to contractowners on the Consolidated Statements of
Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

For the year ended December 31, 2008, the value of the liability increased due to increased credit spreads, increased interest rate volatility and decreased interest rates. As of December 31, 2008, the net realized gains attributable to credit risk were $107.9. The unrealized capital losses on fixed maturities were driven by the widening of credit spreads.

During 2008, the Company determined that the classification within the valuation hierarchy related to the subprime and Alt-A mortgage-backed securities within the
RMBS portfolio should be changed due to market inactivity. This change is presented as transfers into Level 3 in the table above and discussed in more detail in the previous disclosure regarding RMBS.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Derivative Financial Instruments

	Notional Amount		Fair Value
	2008	2007	2008	2007
Interest Rate Swaps
Interest rate swaps are used to manage the interest
rate risk in the Company’s fixed maturities portfolio,
as well as the Company’s liabilities. Interest rate
swaps represent contracts that require the exchange
of cash flows at regular interim periods, typically
monthly or quarterly.	7,207.2	7,680.0	$ (232.0)	$ (111.6)

Foreign Exchange Swaps
Foreign exchange swaps are used to reduce the risk
of a change in the value, yield, or cash flow with
respect to invested assets. Foreign exchange
swaps represent contracts that require the
exchange of foreign currency cash flows for
U.S. dollar cash flows at regular interim periods,
typically quarterly or semi-annually.	199.5	224.5	(18.6)	(45.3)

Credit Default Swaps
Credit default swaps are used to reduce the credit loss
exposure with respect to certain assets that the
Company owns, or to assume credit exposure to
certain assets that the Company does not own.
Payments are made to or received from the
counterparty at specified intervals and amounts
for the purchase or sale of credit protection.
In the event of a default on the underlying credit
exposure, the Company will either receive
an additional payment (purchased credit
protection) or will be required to make an additional
payment (sold credit protection) equal to the notional
value of the swap contract.	341.1	335.9	(58.9)	(8.8)

Forwards
Forwards are acquired to hedge the Company's
inverse portfolio against movements in interest
rates, particularly mortgage rates. On the
settlement date, the Company will either receive
a payment (interest rate drops on owned forwards
or interest rate rises on purchased forwards) or
will be required to make a payment (interest rate
rises on owned forwards or interest rate drops
on purchased forwards).	263.0	-	3.3	-

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	Notional Amount		Fair Value
	2008	2007	2008	2007
Swaptions
Swaptions are used to manage interest rate risk in the
Company’s collateralized mortgage obligation portfolio.
Swaptions are contracts that give the Company the
option to enter into an interest rate swap at a specific
future date.	2,521.5	542.3	$ 5.1	$ 0.2

Futures
Futures contracts are used to hedge against a decrease
in certain equity indices. Such decrease may result
in a decrease in variable annuity account values,
which would increase the possibility of the Company
incurring an expense for guaranteed benefits in
excess of account values. A decrease in variable
annuity account values would also result in lower
fee income. A decrease in equity markets may also
negatively impact the Company's investment in
equity securities. The futures income would
serve to offset these effects. Futures contracts
are also used to hedge against an increase
in certain equity indices. Such increase may result
in increased payments to contract holders of fixed
indexed annuity contracts, and the futures income
would serve to offset this increased expense. The
underlying reserve liabilities are valued under
FAS 133 and FAS 157 (see discussion under
“Reserves” section) and the change in reserve
liability is recorded in Interest credited and other
benefits to contractowners. The gain or loss on
futures is recorded in Net realized capital gains
(losses).	580.6	-	(7.8)	-

Embedded Derivatives
The Company also has investments in certain fixed
maturity instruments, and has issued certain retail
annuity products, that contain embedded derivatives
whose market value is at least partially determined by,
among other things, levels of or changes in domestic
and/or foreign interest rates (short- or long-term),
exchange rates, prepayment rates, equity rates, or
credit ratings/spreads.
Within securities	N/A*	N/A*	123.7	40.8
Within annuity products	N/A*	N/A*	180.0	78.1

* N/A - not applicable.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Credit Default Swaps

The Company has entered into various credit default swaps to assume credit exposure to certain assets that the Company does not own. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The
Company’s collateral positions are tracked by the International Swaps and Derivatives
Associations, Inc. (“ISDA”). To the extent cash collateral was received, it was included in the Collateral held, including payables under securities loan agreement on the Balance
Sheets and was reinvested in short-term investments. The source of non-cash collateral posted was investment grade bonds of the entity. Collateral held is used in accordance with the Credit Support Annex (“CSA”) to satisfy any obligations. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment
(sold credit protection) equal to the notional value of the swap contract. At December 31,
2008, the fair value of credit default swaps of $16.1 and $75.0 was included in Other investments and Other liabilities, respectively, on the Consolidated Balance Sheets. As of December 2008, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $161.0.

Embedded Derivative in Credit-Linked Note

The Company owns a 3-year credit-linked note arrangement, whereby the Company agrees to reimburse the guaranteed party upon payment default of the referenced obligation. Upon such default, the Company reimburses the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement. The Company can then seek recovery of any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2008, the maximum potential future exposure to the Company under the guarantee was $30.0.

Variable Interest Entities

The Company holds VIEs for investment purposes in the form of private placement securities, structured securities, securitization transactions, and limited partnerships.
Consolidation of these investments in the Company’s financial statements is not required, as the Company is not the primary beneficiary for any of these VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. Investments in limited partnerships are included in Limited partnerships/corporations on the Consolidated
Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

4.	Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2008, 2007, and
2006.

Balance at January 1, 2006	$ 511.4
Deferrals of commissions and expenses	136.0
Amortization:
Amortization	(62.1)
Interest accrued at 6% to 7%	37.5
Net amortization included in the Consolidated Statements of Operations	(24.6)
Change in unrealized capital gains (losses) on available-for-sale securities	(0.2)
Balance at December 31, 2006	622.6
Deferrals of commissions and expenses	147.1
Amortization:
Amortization	(80.9)
Interest accrued at 5% to 7%	44.8
Net amortization included in the Consolidated Statements of Operations	(36.1)
Change in unrealized capital gains (losses) on available-for-sale securities	1.0
Implementation of SOP 05-1	(6.0)
Balance at December 31, 2007	728.6
Deferrals of commissions and expenses	168.7
Amortization:
Amortization	(112.5)
Interest accrued at 5% to 7%	50.6
Net amortization included in the Consolidated Statements of Operations	(61.9)
Change in unrealized capital gains (losses) on available-for-sale securities	30.1
Balance at December 31, 2008	$ 865.5

The estimated amount of DAC to be amortized, net of interest, is $50.8, $59.0, $61.7,
$59.6, and $58.5, for the years 2009, 2010, 2011, 2012 and 2013, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2008, 2007, and
2006.

Balance at January 1, 2006	$ 1,291.7
Deferrals of commissions and expenses	46.2
Amortization:
Amortization	(82.4)
Interest accrued at 5% to 7%	85.7
Net amortization included in the Consolidated Statements of Operations	3.3
Change in unrealized capital gains (losses) on available-for-sale securities	(1.0)
Balance at December 31, 2006	1,340.2
Deferrals of commissions and expenses	40.5
Amortization:
Amortization	(177.3)
Interest accrued at 5% to 7%	84.2
Net amortization included in the Consolidated Statements of Operations	(93.1)
Change in unrealized capital gains (losses) on available-for-sale securities	2.9
Implementation of SOP 05-1	(37.3)
Balance at December 31, 2007	1,253.2
Deferrals of commissions and expenses	33.3
Amortization:
Amortization	(144.2)
Interest accrued at 5% to 7%	77.2
Net amortization included in the Consolidated Statements of Operations	(67.0)
Change in unrealized capital gains (losses) on available-for-sale securities	613.0
Balance at December 31, 2008	$ 1,832.5

The estimated amount of VOBA to be amortized, net of interest, is $59.9, $69.9, $75.7,
$73.7, and $71.8, for the years 2009, 2010, 2011, 2012 and 2013, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Analysis of DAC and VOBA

The increase in Net amortization of DAC and VOBA for the year ended December 31,
2008, was primarily driven by unfavorable unlocking of $63.0 resulting from unfavorable equity market performance and the revisions of certain assumptions used in the estimation of gross profits. The increase in Net amortization of DAC and VOBA for the year ended December 31, 2007, was primarily driven by unfavorable unlocking of $131.3 attributable to an increase in actual gross profits related to higher fee income and fixed margins in 2007.

The decrease in Net amortization of DAC and VOBA in 2006 is primarily driven by favorable unlocking of $83.3, resulting from the refinements of the Company’s estimates of persistency, expenses and other assumptions. In addition, the decrease in amortization reflects lower actual gross profits, primarily due to a legal settlement incurred in 2006.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

5.	Dividend Restrictions and Shareholder’s Equity

ILIAC’s ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding 12 months, exceeds the greater of (1) ten percent (10%) of ILIAC’s statutory surplus at the prior year end or (2)
ILIAC’s prior year statutory net gain from operations.

During 2008, ILIAC did not pay any dividends to its Parent. During 2007 and 2006,
ILIAC paid $145.0, and $256.0, respectively, in dividends on its common stock to its
Parent.

During 2006, Lion contributed to ILIAC, DSI, which had $50.5 in equity on the date of contribution and was accounted for in a manner similar to a pooling-of-interests. During
2008, 2007, and 2006, ILIAC did not receive any cash capital contributions from its
Parent.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING America
Insurance Holdings, Inc. (“ING AIH”), of which $365.0 was contributed to the Company.
The contribution was comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING.

The State of Connecticut Insurance Department (the “Department”) recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net
(loss) income was $(428.4), $245.5, and $138.3, for the years ended December 31, 2008,
2007, and 2006, respectively. Statutory capital and surplus was $1,524.6 and $1,388.0 as of December 31, 2008 and 2007, respectively. As specifically permitted by statutory accounting policies, statutory surplus as of December 31, 2008 included the impact of the
$365.0 capital contribution received on February 24, 2009.

During 2008, the Company received a permitted practice regarding deferred income taxes, which modified the accounting prescribed by the National Association of Insurance
Commissioners by increasing the realization period for deferred tax assets from one year to three years and increasing the asset recognition limit from 10% to 15% of adjusted statutory capital and surplus. This permitted practice expires on December 15, 2009. This permitted practice increased admitted assets and statutory surplus by $58.4 for the year ended December 31, 2008. The benefits of this permitted practice may not be considered by the Company when determining surplus available for dividends.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Department also has the ability to revise certain reserving requirements at its discretion. Due to the financial crisis and related federal government interest rate actions, the Department provided the Company and other domestic life insurers the opportunity to elect to use a formula for the discount rate for statutory reserve and reserve related calculations that resulted in the discount rate being floored at 3.25% for December 31,
2008; the formula stipulated by the Department was such that the discount rate was to equal the greater of 3.25% or 105% of the otherwise applicable spot rate; this reserve relief reduces statutory reserves and increases surplus by approximately $700.0. This reserve relief is available for the period from December 31, 2008 through September 30,
2009 and is not a permitted practice. The Company also discloses that, as in prior years, its asset adequacy analysis associated with these reserves is favorable.

6.	Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2008, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.5 billion and $181.2, respectively. As of December 31, 2007, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $7.1 billion and $80.4, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2008 and 2007, was $6.5 billion and $7.1 billion, respectively.

7.	Income Taxes

Effective January 1, 2006, ILIAC files a consolidated federal income tax return with ING
AIH and certain other subsidiaries of ING AIH that are eligible corporations qualified to file consolidated federal income tax returns as part of the ING AIH affiliated group.
Effective January 1, 2006, ILIAC is party to a federal tax allocation agreement with ING
AIH and its subsidiaries that are part of the group whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	2008	2007	2006
Current tax expense (benefit):
Federal	$ (121.8)	$ 28.6	$ 23.3
State	(18.1)	(9.0)	20.0
Total current tax (benefit) expense	(139.9)	19.6	43.3
Deferred tax expense:
Federal	31.6	36.4	79.4
Total deferred tax expense	31.6	36.4	79.4
Total income tax (benefit) expense	$ (108.3)	$ 56.0	$ 122.7

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended
December 31, 2008, 2007 and 2006:

	2008	2007	2006
(Loss) income before income taxes	$ (1,138.5)	$ 274.4	$ 424.5
Tax rate	35.0%	35.0%	35.0%
Income tax (benefit) expense at federal statutory rate	(398.5)	96.0	148.6
Tax effect of:
Dividend received deduction	(15.5)	(26.2)	(36.5)
IRS audit settlement	(10.1)	-	-
State audit settlement	(12.6)	(21.8)	-
State tax expense	1.3	-	13.0
Tax valuation allowance	333.0	-	-
Other	(5.9)	8.0	(2.4)
Income tax (benefit) expense	$ (108.3)	$ 56.0	$ 122.7

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2008 and 2007, are presented below.

	2008	2007
Deferred tax assets:
Insurance reserves	$ 217.2	$ 216.6
Net unrealized capital loss	503.8	8.5
Unrealized losses allocable to experience-rated contracts	-	5.7
Investments	294.7	6.7
Postemployment benefits	67.4	65.5
Compensation	42.5	37.7
Other	3.9	32.9
Total gross assets before valuation allowance	1,129.5	373.6
Less: valuation allowance	(333.0)	(6.4)
Assets, net of valuation allowance	796.5	367.2
Deferred tax liabilities:
Value of business acquired	(653.3)	(438.5)
Deferred policy acquisition costs	(244.3)	(204.6)
Total gross liabilities	(897.6)	(643.1)
Net deferred income tax asset (liability)	$ (101.1)	$ (275.9)

Net unrealized capital gains and losses are presented as a component of other comprehensive income (loss) in Shareholder’s equity, net of deferred taxes. Due to changes in classification during 2008, the amount for the 2007 table above were reclassified in order to allow for more effective comparison.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2008 and 2007, the Company had a tax valuation allowance of $328.0 and $0, respectively, related to realized capital losses, which is included in Net (loss) income. The valuation allowance includes $106.7 related to impairments of securities designated in the ING-Dutch State Transaction, which has established pending uncertainties regarding the closing of the transaction. As of
December 31, 2008 and 2007, the Company had a valuation allowance of $0 and $6.4, respectively, related to unrealized capital losses on investments, which is included in
Accumulated Other Comprehensive Income (Loss). In 2008, the Company has also established a $5.0 tax valuation allowance against foreign tax credits, the benefit of which is uncertain.

Tax Sharing Agreement

ILIAC had a receivable of $38.6 and payable $56.8 to ING AIH at December 31, 2008 and 2007, respectively, for federal income taxes under the inter-company tax sharing agreement.

See Related Party Transactions footnote for more information.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended
December 31, 2008 and 2007 are as follows:

	2008	2007
Balance at January 1	$ 47.4	$ 68.0
Additions for tax positions related to current year	2.4	2.9
Additions for tax positions related to prior years	2.2	-
Reductions for tax positions related to prior years	(20.7)	(23.5)
Reductions for settlements with taxing authorities	(9.2)	-
Balance at December 31	$ 22.1	$ 47.4

The Company had $23.1 and $42.6 of unrecognized tax benefits as of December 31, 2008 and 2007, respectively, that would affect the Company’s effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance
Sheets and the Consolidated Statements of Operations, respectively. The Company had accrued interest of $3.8 and $16.9 as of December 31, 2008 and 2007, respectively. The decrease in accrued interest during the year ended December 31, 2008 primarily related to the settlement of the 2002 and 2003 IRS audit and the 1995 through 2000 New York state audit.

Tax Regulatory Matters

The Company is under audit by the IRS for tax years 2004 through 2008, and is subject to state audit in New York for years 2001 through 2006. It is anticipated that the IRS audit of tax years 2004 through 2008 will be finalized within the next twelve months. Upon finalization of the IRS and New York examinations, it is reasonably possible that the unrecognized tax benefits will decrease by up to $7.6. The timing of the payment of the remaining allowance of $14.5 can not be reliably estimated.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the dividend received deduction (“DRD”) on separate account assets held in connection with variable annuity and life insurance contracts. Revenue Ruling 2007-61 suspended
Revenue Ruling 2007-54 issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions.
Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing, substance, and effective date of any such regulations are unknown, but they could result

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

in the elimination of some or all of the separate account DRD tax benefit that the
Company receives.

Under prior law, life insurance companies were allowed to defer from taxation a portion of income. Deferred income of $17.2 was accumulated in the Policyholders Surplus
Account and would only become taxable under certain conditions, which management believed to be remote. In 2004, Congress passed the American Jobs Creation Act of
2004 allowing certain tax-free distributions from the Policyholders’ Surplus Account during 2005 and 2006. During 2006, the Company made a dividend distribution of
$256.0, which eliminated the $17.2 balance in the Policyholders Surplus Account and, therefore, any potential tax on the accumulated balance.

8.	Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation (“ING North America”) sponsors the ING
Americas Retirement Plan (the “Retirement Plan”), effective as of December 31, 2001.
Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company’s employees other than
Company agents. However, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Plan. The Retirement Plan was amended and restated effective July 1, 2008 related to the admission of the employees from the acquisition of CitiStreet LLC (“CitiStreet”) by Lion, and ING North America filed a request for a determination letter on the qualified status of the Plan. The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation (“PBGC”).
As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North
America is responsible for all Retirement Plan liabilities. The costs allocated to the
Company for its employees’ participation in the Retirement Plan were $14.0, $17.2, and
$23.8, for 2008, 2007, and 2006, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the “Savings
Plan”). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company’s employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria.
The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan (“ESOP”) component. The Savings Plan was amended and restated effective July 1, 2008 related to the admission of the employees from the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

acquisition of CitiStreet by Lion, and ING North America filed a request for a determination letter on the qualified status of the Plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the
Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING
North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule
(although certain specified participants are subject to a 5-year graded vesting schedule).
All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were
$10.3, $10.1, and $9.7, for the years ended December 31, 2008, 2007, and 2006, respectively, and are included in Operating expenses in the Consolidated Statements of
Operations.

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive
Retirement Plan and an Excess Plan (collectively, the “SERPs”). Benefit accruals under the SERPs ceased, effective as of December 31, 2001. Benefits under the SERPs are determined based on an eligible employee’s years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for
Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension
Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the “Agents
Non-Qualified Plan”). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan (“Career Agents”). The Agents
Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the
Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following tables summarize the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended
December 31, 2008 and 2007.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	2008	2007
Change in Projected Benefit Obligation:
Projected benefit obligation, January 1	$ 85.6	$ 97.7
Interest cost	5.2	5.4
Benefits paid	(11.6)	(9.3)
Post service cost-unrecognized	0.2	-
Actuarial gain (loss) on obligation	15.5	(8.2)
Projected benefit obligation, December 31	$ 94.9	$ 85.6

Fair Value of Plan Assets:
Fair value of plan assets, December 31	$ -	$ -

Amounts recognized in the Consolidated Balance Sheets consist of:

	2008	2007
Accrued benefit cost	$ (94.9)	$ (85.6)
Intangible assets	-	-
Accumulated other comprehensive income	20.0	4.9
Net amount recognized	$ (74.9)	$ (80.7)

At December 31, 2008 and 2007, the projected benefit obligation was $94.9 and $85.6, respectively.

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2008 and 2007 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2008	2007
Discount rate at end of period	6.50%	6.50%
Rate of compensation increase	4.00%	4.20%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount
Curve Liability Index), including a discounted cash flow analysis of the Company’s pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 6.0% was the appropriate discount rate as of
December 31, 2008, to calculate the Company’s accrued benefit liability. Accordingly, as prescribed by FAS No. 87, “Employers’ Accounting for Pensions”, the 6.5% discount rate will also be used to determine the Company’s 2008 pension expense. December 31 is the measurement date for the SERP’s and Agents Non-Qualified Plan.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2008	2007	2006
Discount rate	6.50%	5.90%	6.00%
Rate of increase in compensation levels	4.00%	4.20%	4.00%

The weighted average assumptions used in calculating the net pension cost for 2008 were, as indicated above, a 6.0% discount rate and a 4.0% rate of compensation increase.
Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2008, 2007, and 2006, were as follows:

	2008	2007	2006
Interest cost	$ 5.2	$ 5.4	$ 5.5
Net actuarial loss recognized in the year	-	0.7	2.0
Unrecognized past service cost recognized in the year	-	-	0.2
The effect of any curtailment or settlement	0.5	0.4	0.4
Net periodic benefit cost	$ 5.7	$ 6.5	$ 8.1

Cash Flows

In 2009, the employer is expected to contribute $4.3 to the SERPs and Agents Non-
Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-
Qualified Plan, for the years ended December 31, 2009 through 2013, and thereafter through 2018, are estimated to be $4.3, $4.4, $5.0, $5.1, $5.1, and $26.4, respectively.

Other

On October 4, 2004, the President signed into law The Jobs Creation Act (“Jobs Act”).
The Jobs Act affects nonqualified deferred compensation plans, such as the Agents
Nonqualified Plan. ING North America has made changes to impacted nonqualified deferred compensation plans, as necessary to comply with the requirements of the Jobs
Act.

Stock Option and Share Plans

ING sponsors the ING Group Long Term Equity Ownership Plan (“leo”), which provides employees of the Company who are selected by the ING Board of Directors to be granted options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement, which is signed by the participant when he or she accepts the award.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Options granted under leo are nonqualified options on ING shares in the form of
American Depository Receipts (“ADRs”). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant’s death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant’s have three options
(i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant’s tax obligation. The share price is in Euros and converted to U.S. dollars, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock, and, on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock
Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on
ING’s share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING’s total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although vesting will continue to occur in the event of the participant’s death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant’s tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company recognized compensation expense for the leo options and performance shares of $4.1, $4.5, and $10.1, for the years ended December 31, 2008, 2007, and 2006 respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

For leo, the Company recognized tax benefits of $0.7, $3.2, and $0.1, in 2008, 2007, and
2006, respectively.

Other Benefit Plans

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

§ The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective
January 1, 2006, the Company match equals 60% of a participant’s pre-tax deferral contribution, with a maximum of 6% of the participant’s eligible pay.
§ The Producers’ Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
§ The Producers’ Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
§ Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
§ The ING Americas Supplemental Executive Retirement Plan, which is a non-
qualified defined benefit restoration pension plan.
§ The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended
December 31, 2008, 2007, and 2006, were $1.4, $0.4, and $1.4, respectively.

9.	Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

§ Investment Advisory agreement with ING Investment Management LLC (“IIM”), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC’s general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended
December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of
$58.4, $60.5, and $62.2, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

§ Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2008, 2007, and
2006, expenses were incurred in the amounts of $175.3, $167.9, and $175.3, respectively.
§ Services agreement between ILIAC and its U.S. insurance company affiliates dated
January 1, 2001, and amended effective January 1, 2002 and December 31, 2007.
For the years ended December 31, 2008, 2007, and 2006, net expenses related to the agreement were incurred in the amount of $19.6, $21.7, and $12.4, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company’s expense and cost allocation methods.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

§ Underwriting and distribution agreements with ING USA Annuity and Life
Insurance Company (“ING USA”) and ReliaStar Life Insurance Company of New
York (“RLNY”), affiliated companies, whereby DSL serves as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended
December 31, 2008, 2007, and 2006, commissions were collected in the amount of
$622.5, $568.4, and $429.2. Such commissions are, in turn, paid to broker-dealers.
§ Services agreements with ING USA and RLNY, whereby DSL receives managerial and supervisory services and incurs a fee that is calculated as a percentage of average assets of each company’s variable separate accounts deposited in ING
Investors Trust. On August 9, 2007, DSL and ING USA entered into an amendment to the service agreement effective July 31, 2007 to modify the method for calculating the compensation owed to ING USA under the service agreement.
As a result of this amendment, DSL pays ING USA the total net revenue associated
with ING USA deposits into ING Investors Trust.	For the years ended
December 31, 2008, 2007, and 2006, expenses were incurred under these services agreements in the amount of $156.2, $124.4, and $70.8, respectively.
§ Administrative and advisory services agreements with ING Investment LLC and
IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors
Trust. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of $14.9, $13.1, and $8.8, respectively.

Investment Advisory and Other Fees

During 2006, ILIAC served as investment advisor to certain variable funds offered in
Company products (collectively, the “Company Funds”). The Company Funds paid
ILIAC, as investment advisor, daily fees that, on an annual basis, ranged, depending on

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company
Funds managed by ILIAC were subadvised by investment advisors, in which case ILIAC paid a subadvisory fee to the investment advisors, which included affiliates. Effective
January 1, 2007, ILIAC’s investment advisory agreement with the Company Funds was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets.
The total amount of compensation and fees received by the Company from the Company
Funds and separate accounts totaled $245.1, $312.7, and $289.9, (excludes fees paid to
ING Investment Management Co.) in 2008, 2007, and 2006, respectively.

DSL has been retained by ING Investors Trust (the “Trust”), an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to the Trust. Under the management agreement, DSL provides or arranges for
the provision of all services necessary for the ordinary operations of the Trust.	DSL
earns a monthly fee based on a percentage of average daily net assets of the Trust.	DSL
has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to the Trust and is compensated a portion of the fees received by DSL under the management agreement. For the years ended December 31,
2008, 2007, and 2006, revenue received by DSL under the management agreement
(exclusive of fees paid to affiliates) was $323.8, $343.8, and $233.9, respectively. At
December 31, 2008 and 2007, DSL had $18.6 and $26.7, respectively, receivable from the Trust under the management agreement.

Financing Agreements

ILIAC maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on
April 1, 2011, either party can borrow from the other up to 3% of ILIAC’s statutory admitted assets as of the preceding December 31. Interest on any ILIAC borrowing is charged at the rate of ING AIH’s cost of funds for the interest period, plus 0.15%.
Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, ILIAC incurred interest expense of $0.2, $3.9, and $1.8, for the years ended December 31, 2008, 2007, and 2006, respectively, and earned interest income of $4.8, $1.7, and $3.3, for the years ended December 31, 2008, 2007, and 2006, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of
December 31, 2008, ILIAC had $13.0 due to ING AIH under the reciprocal loan agreement and no amounts due as of December 31, 2007. At December 31, 2008 and
2007, ILIAC had no amount due from ING AIH under the reciprocal loan agreement.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

As of June 1, 2007, the State of Connecticut, acting by the Department of Economic and
Community Development (“DECD”), loaned ILIAC $9.9 (the “DECD Loan”) in connection with the development of the Windsor Property. The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provides for loan forgiveness at varying amounts up to $5.0 if ILIAC and its affiliates meet certain employment thresholds at the Windsor Property during the term of the loan. ILIAC’s obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation.

On December 1, 2008, the DECD determined that the Company met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to the
Company in accordance with the terms of the DECD Loan.

At December 31, 2008 and 2007, the amount of the loan outstanding was $4.9 and $9.9, which was reflected in Notes payable on the Consolidated Balance Sheets.

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of
$175.0 (the “Note”) scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933.
ILIAC’s $175.0 Note from ING USA bears interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance
Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and
December 29 of each year, commencing on June 29, 2005. Interest income for the years ended December 31, 2008, 2007, and 2006 was $11.1.

Tax Sharing Agreements

Effective January 1, 2006, ILIAC is a party to a federal tax allocation agreement with
ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

For the years ended December 31, 2006 and 2005, DSI, which merged with and into DSL on December 31, 2006, was party to the ING AIH federal tax allocation agreement, as described above. Income from DSL, a single member limited liability company, is taxed at the member level (ILIAC).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

10.	Financing Agreements

ILIAC maintains a $50.0 uncommitted, perpetual revolving note facility with the Bank of
New York ("BONY"). Interest on any of ILIAC’s borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement,
ILIAC incurred no interest expense for the year ended December 31, 2008, and minimal interest expense for the years ended December 31, 2007 and 2006. At December 31,
2008 and 2007, ILIAC had no amounts outstanding under the revolving note facility.

ILIAC also maintains a $100.0 uncommitted line-of-credit agreement with PNC Bank
(“PNC”), effective December 19, 2005. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of
$100.0. Interest on any of ILIAC’s borrowing accrues at an annual rate equal to a rate quoted by PNC to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the year ended December 31, 2008, and minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2008 and 2007, ILIAC
had no amounts outstanding under the line-of-credit agreement. As of October 31, 2008, the Company had not formally renewed this line-of-credit, which subsequently expired on this date.

ILIAC also maintains $100.0 uncommitted line-of-credit agreement with Svenska
Handelsbanken AB (Publ.), effective June 2, 2006. Borrowings are guaranteed by ING
AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $100.0. Interest on any of the Company’s borrowing accrues at an annual rate equal to the rate quoted by Svenska to the Company for the borrowing. Under this agreement, the Company incurred no interest expense for the year ended December 31,
2008, and minimal interest expense for the years ended December 31, 2007 and 2006. At
December 31, 2007, ILIAC had no amounts outstanding under the line-of-credit agreement. Effective November 19, 2008, the Company discontinued this line-of-credit.

Also see Financing Agreements in the Related Party Transactions footnote.

11.	Reinsurance

At December 31, 2008, the Company had reinsurance treaties with 7 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. At December 31, 2008, the Company did not have any outstanding cessions under any reinsurance treaties with affiliated reinsurers. The

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On, October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with certain subsidiaries of Lincoln for $1.0 billion in cash. Under the agreement, Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contractowners. Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $11.0 and $16.1 were maintained for this contract as of December 31, 2008 and 2007, respectively.

Reinsurance ceded in force for life mortality risks were $19.6 billion and $20.9 billion at
December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, net receivables were comprised of the following:

	2008	2007
Claims recoverable from reinsurers	$ 2,506.6	$ 2,595.2
Payable for reinsurance premiums	(0.9)	(0.9)
Reinsured amounts due to reinsurer	(0.4)	(5.9)
Reserve credits	-	0.1
Other	0.3	5.9
Total	$ 2,505.6	$ 2,594.4

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006
Deposits ceded under reinsurance	$ 174.4	$ 188.5	$ 199.0
Premiums ceded under reinsurance	0.3	0.4	0.5
Reinsurance recoveries	309.0	419.7	359.0

12.	Commitments and Contingent Liabilities

Leases

Prior to December 31, 2008, the Company leased certain office space and certain equipment under various operating leases, the longest term of which expires in 2014.
However, all operating leases were terminated or consolidated by ING AIH during the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

fourth quarter of 2008, which resulted in the Company no longer being party to any operating leases.

For the years ended December 31, 2008, 2007, and 2006, rent expense for leases was
$6.1, $17.7, and $17.8, respectively. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company. As of
December 31, 2008, the Company’s expenses will be paid for by an affiliate and allocated back to the Company.

For more information on the lease terminations, see the Restructuring Charges footnote.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At December 31, 2008, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $353.3, $253.7 of which was with related parties.
At December 31, 2007, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $357.8, $226.6 of which was with related parties.
During 2008 and 2007, $81.3 and $87.3, respectively, was funded to related parties under off-balance sheet commitments.

Financial Guarantees

The Company owns a 3-year credit-linked note arrangement, whereby the Company will reimburse the guaranteed party upon payment default of the referenced obligation. Upon such default, the Company reimburses the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement.
The Company can then seek recovery of any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2008, the maximum liability to the Company under the guarantee was $30.0.

Cash Collateral

Under the terms of the Company’s Over-The-Counter Derivative ISDA Agreements
(“ISDA Agreements”), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the
CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2008, the Company held $4.4 of cash collateral, which was included in Collateral held, including payables under securities loan agreement. As of December 31, 2007, the Company delivered $18.8 of cash

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

collateral, which was included in Short-term investments under securities loan agreement, including collateral delivered, on the Consolidated Balance Sheets.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company’s operations or financial position.

Other Regulatory Matters

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the
Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters

Federal and state regulators, and self-regulatory agencies, are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and
disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues,
ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Exchange
Act of 1934, as amended.

Action has been or may be taken with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability.
It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING’s U.S.-based operations, including the
Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING’s internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC.
Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING’s
U.S.-based operations, including the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

13.	Restructuring Charges

2008 CitiStreet Integration

During the third quarter, integration initiatives related to the acquisition of CitiStreet by
Lion, which provided significant operational and information technology efficiencies to
ING’s U.S. retirement services businesses, including the Company, resulted in the recognition of integration and restructuring costs. In addition, the Company implemented an expense reduction program for the purpose of streamlining its overall operations. The restructuring charges related to these expense reduction and integration initiatives include severance and other employee benefits and lease abandonment costs, which are included in Operating Expenses on the Consolidated Statements of Operations.

The following table illustrates the restructuring reserves and charges for the period ended
December 31, 2008.

Restructuring reserve at inception	$ -
Restructuring charges:
Employee severance and termination benefits	11.2	(1)
Future rent on non-cancelable leases	1.5	(2)
Total restructuring charges	12.7
Other charges	-
Intercompany charges and payments	(2.5)	(3)
Payments applied against reserve	(1.9)	(4)
Restructuring reserve at December 31, 2008	$ 8.3

(1)	Amounts represent charges to the Company for all severed employees that support the Company, including those within affiliates.
(2)	Amounts represent intercompany expense allocations from ING AIH. The expenses were allocated to the Company based upon the department that used the space, and the cash settlement occurred in January 2009.
(3)	Amounts represent payments to ING affiliates for severance incurred by another ING entity for employees that supported the Company. Payments were made through ING's intercompany cash settlement process.
(4)	Amounts represent payments to employees of the Company, as well as reversals of severance reserves.

The Company estimates the completion of these integration and restructuring activities by January 30, 2010.

2009 Expense and Staff Reductions

On January 12, 2009, ING announced expense and staff reductions across all U.S.
operations, which resulted in the elimination of 87 current and open positions in the
Company. Due to the staff reductions, curtailment of pension benefits shall occur during the first quarter of 2009, which will result in the recognition of a loss related to unrecognized prior service costs. The effect of the curtailment on the Company’s earnings is anticipated to be less than $0.1. The Company anticipates that these restructuring activities in regards to its operations will be complete by February 10, 2010 with total estimated costs of $5.8.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

14.	Accumulated Other Comprehensive Income (Loss)

Shareholder’s equity included the following components of Accumulated other comprehensive income (loss) as of December 31, 2008, 2007, and 2006.

	2008	2007	2006
Net unrealized capital gains (losses):
Fixed maturities, available-for-sale	$ (1,315.5)	$ (64.5)	$ (44.6)
Equity securities, available-for-sale	(7.4)	6.3	18.1
DAC/VOBA adjustment on
available-for-sale securities	650.9	7.8	3.9
Sales inducements adjustment on
available-for-sale securities	2.4	0.2	0.1
Premium deficiency reserve adjustment	-	-	(37.5)
Other investments	(0.3)	(0.7)	0.8
Less: allocation to experience-rated contracts	-	(16.4)	(52.4)
Unrealized capital gains (losses), before tax	(669.9)	(34.5)	(6.8)
Deferred income tax asset (liability)	205.8	12.1	2.4
Asset valuation allowance	-	(6.4)	-
Net unrealized capital gains (losses)	(464.1)	(28.8)	(4.4)
Pension liability, net of tax	(18.0)	(5.0)	(9.6)
Accumulated other comprehensive
(loss) income	$ (482.1)	$ (33.8)	$ (14.0)

During 2008, as a result of the current market conditions, the Company reflected net unrealized capital losses allocated to experience-rated contracts in Shareholder’s equity on the Consolidated Balance Sheets rather than Future policy benefits and claims reserves. At December 31, 2008, there are no net unrealized losses allocated to experience-rated contracts. Net unrealized capital gains (losses) allocated to experience-
rated contracts of $(16.4) at December 31, 2007, are reflected on the Consolidated
Balance Sheets in Future policy benefits and claims reserves and are not included in
Shareholder’s equity.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Changes in Accumulated other comprehensive income (loss), net of DAC, VOBA, and tax (excluding the tax valuation allowance), related to changes in unrealized capital gains
(losses) on securities, including securities pledged and excluding those related to experience-rated contracts, as appropriate, were as follows for the years ended
December 31, 2008, 2007, and 2006.

	2008	2007	2006
Fixed maturities, available-for-sale	$ (1,251.0)	$ (19.9)	$ (26.6)
Equity securities, available-for-sale	(13.7)	(11.8)	14.9
DAC/VOBA adjustment on
available-for-sale securities	643.1	3.9	(1.2)
Sales inducements adjustment on
available-for-sale securities	2.2	0.1	-
Premium deficiency reserve adjustment	-	37.5	(13.9)
Other investments	0.4	(1.5)	(0.4)
Less: allocation to experience-rated contracts	16.4	36.0	(3.8)
Unrealized capital gains (losses), before tax	(635.4)	(27.7)	(23.4)
Deferred income tax asset (liability)	193.7	9.7	12.7
Net change in unrealized capital gains (losses)	$ (441.7)	$ (18.0)	$ (10.7)

	2008	2007	2006
Net unrealized capital holding gains (losses) arising
during the year (1)	$ (1,192.0)	$ (66.9)	$ (43.6)
Less: reclassification adjustment for gains (losses)
and other items included in Net (loss) income(2)	(750.3)	(48.9)	(32.9)
Net change in unrealized capital gains (losses) on securities	$ (441.7)	$ (18.0)	$ (10.7)

(1)	Pretax unrealized holding gains (losses) arising during the year were $(1,714.8), $(102.9), and $(95.4), for the years ended
December 31, 2008, 2007, and 2006, respectively.
(2)	Pretax reclassification adjustments for gains (losses) and other items included in Net (loss) income were and $(1,079.4), $(75.2), and $(72.0), for the years ended December 31, 2008, 2007, and 2006, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

15.	Changes to Prior Years Presentation

Consolidated Statements of Operations Presentational Changes

During 2008, certain changes were made to the Consolidated Statements of Operations for the year ended 2007 to more accurately reflect the correct balances, primarily related to surrenders on market value adjusted contracts. As the Company has determined these changes to be immaterial, the Consolidated Statements of Operations for the year ended
December 31, 2007, has not been labeled as restated. The following table summarizes the adjustments:

	Previously
	Reported	Reclassification	Adjusted
2007
Fee income	$ 789.3	$ (19.4)	$ 769.9
Net realized capital gains (losses)	(8.2)	(19.4)	(27.6)
Other income	0.9	19.4	20.3
Total revenue	2,451.9	(19.4)	2,432.5
Interest credited and other benefits to contractowners	822.2	(19.4)	802.8
Total benefits and expenses	2,177.5	(19.4)	2,158.1

QUARTERLY DATA (UNAUDITED)
(Dollar amounts in millions, unless otherwise stated)

First
2008	(Restated)*	Second	Third	Fourth
Total revenue	$ 560.4	$ 538.4	$ 469.3	$ 166.1
Income (loss) before income taxes	(98.4)	25.1	(391.3)	(673.9)
Income tax expense (benefit)	(53.8)	1.9	(25.1)	(31.3)
Net income	$ (44.6)	$ 23.2	$ (366.2)	$ (642.6)

2007	First	Second	Third	Fourth
Total revenue	$ 579.1	$ 594.9	$ 601.4	$ 657.1
Income (loss) before income taxes	100.7	115.8	85.8	(27.9)
Income tax expense (benefit)	28.5	33.6	22.3	(28.4)
Net income	$ 72.2	$ 82.2	$ 63.5	$ 0.5

*The Company has restated its previously issued unaudited interim financial statements for the three months ended March 31, 2008 due to an error in the calculation of the fair value of the reserves for product guarantees for annuity contracts containing guaranteed credited rates. The effect of the restatement on these prior period interim financial statements for the three months ended March 31, 2008 was to increase the net loss by $18.9.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
For the period ended September 30, 2009

INDEX

Condensed Consolidated Financial Statements (Unadited):

Condensed Consolidated Statements of Operations

Condensed Consolidated Balance Sheets

Condensed Consolidated Statements of Changes in Shareholder's Equity

Condensed Consolidated Statements of Cash Flows

Notes to Condensed Consolidated Financial Statements

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Condensed Consolidated Statements of Operations
(Unaudited)
(In millions)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Revenues:
Net investment income	$ 322.2	$ 263.9	$ 935.7	$ 800.3
Fee income	141.9	154.8	381.7	496.5
Premiums	9.6	16.3	23.2	31.4
Broker-dealer commission revenue	56.0	152.2	215.3	502.7
Net realized capital gains (losses):
Total other-than-temporary impairment
losses	(21.5)	(275.8)	(366.4)	(389.0)
Portion of other-than-temporary
impairment losses recognized in
Other comprehensive income (loss)	6.9	-	21.2	-
Net other-than-temporary impairments
recognized in earnings	(14.6)	(275.8)	(345.2)	(389.0)
Other net realized capital (losses) gains	(0.4)	151.1	145.9	111.4
Total net realized capital losses	(15.0)	(124.7)	(199.3)	(277.6)
Other income	3.8	6.8	11.9	14.8
Total revenue	518.5	469.3	1,368.5	1,568.1
Benefits and expenses:
Interest credited and other benefits
to contractowners	116.1	500.5	414.6	827.1
Operating expenses	147.3	209.3	432.7	544.2
Broker-dealer commission expense	56.0	152.2	215.3	502.7
Net amortization of deferred policy acquisition
costs and value of business acquired	(19.2)	(1.8)	42.2	157.5
Interest expense	0.9	0.4	2.6	1.2
Total benefits and expenses	301.1	860.6	1,107.4	2,032.7
Income (loss) before income taxes	217.4	(391.3)	261.1	(464.6)
Income tax expense (benefit)	72.8	(25.1)	(20.8)	(77.0)
Net income (loss)	$ 144.6	$ (366.2)	$ 281.9	$ (387.6)

The accompanying notes are an integral part of these consolidated financial statements.

2

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Condensed Consolidated Balance Sheets
(In millions, except share data)

	As of	As of
	September 30,	December 31,
	2009	2008
	(Unaudited)
Assets
Investments:
Fixed maturities, available-for-sale, at fair value
(amortized cost of $14,259.3 at 2009 and $14,544.3 at 2008)	$ 14,356.8	$ 13,157.7
Equity securities, available-for-sale, at fair value
(cost of $189.1 at 2009 and $247.7 at 2008)	201.1	240.3
Short-term investments	908.1	41.9
Mortgage loans on real estate	1,993.5	2,107.8
Loan - Dutch State obligation	706.9	-
Policy loans	254.5	267.8
Limited partnerships/corporations	428.8	513.9
Derivatives	134.7	235.2
Securities pledged (amortized cost of $761.6 at 2009 and $1,248.8 at 2008)	759.7	1,319.9
Total investments	19,744.1	17,884.5
Cash and cash equivalents	265.6	203.5
Short-term investments under securities loan agreement,
including collateral delivered	639.5	483.9
Accrued investment income	211.5	205.8
Receivable for securities sold	21.4	5.5
Reinsurance recoverable	2,444.0	2,505.6
Deferred policy acquisition costs	887.3	865.5
Value of business acquired	1,032.9	1,832.5
Notes receivable from affiliate	175.0	175.0
Short-term loan to affiliate	257.2	-
Due from affiliates	27.0	13.8
Current income tax recoverable	-	38.6
Property and equipment	91.8	114.7
Other assets	100.1	233.3
Assets held in separate accounts	40,942.4	35,927.7
Total assets	$ 66,839.8	$ 60,489.9

The accompanying notes are an integral part of these consolidated financial statements.

3

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Condensed Consolidated Balance Sheets
(In millions, except share data)

	As of	As of
	September 30,	December 31,
	2009	2008
	(Unaudited)
Liabilities and Shareholder's Equity
Future policy benefits and claims reserves	$ 21,134.3	$ 20,782.1
Payable for securities purchased	100.6	1.6
Payables under securities loan agreement, including collateral held	643.8	488.3
Notes payable	4.9	17.9
Borrowed money	0.1	615.3
Due to affiliates	142.2	116.7
Current income taxes	56.2	-
Deferred income taxes	223.2	101.1
Other liabilities	745.6	874.7
Liabilities related to separate accounts	40,942.4	35,927.7
Total liabilities	63,993.3	58,925.4

Shareholder's equity:
Common stock (100,000 shares authorized, 55,000
issued and outstanding; $50 per share value)	2.8	2.8
Additional paid-in capital	4,527.8	4,161.3
Accumulated other comprehensive income (loss)	(0.2)	(482.1)
Retained earnings (deficit)	(1,683.9)	(2,117.5)
Total shareholder's equity	2,846.5	1,564.5
Total liabilities and shareholder's equity	$ 66,839.8	$ 60,489.9

The accompanying notes are an integral part of these consolidated financial statements.

4

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Condensed Consolidated Statements of Changes in Shareholder’s Equity

(Unaudited)
(In millions)

			Accumulated
		Additional	Other	Retained	Total
	Common	Paid-In	Comprehensive Earnings Sharholder's
	Stock	Capital	Income (Loss)	(Deficit)	Equity
Balance at December 31, 2007	$ 2.8	$ 4,159.3	$ (33.8)	$ (1,087.3)	$ 3,041.0
Comprehensive loss:
Net loss	-	-	-	(387.6)	(387.6)
Other comprehensive loss, net of tax:
Change in net unrealized capital gains (losses)
on securities ($(626.3) pretax), including
change in tax valuation allowance of $6.4	-	-	(400.7)	-	(400.7)
Pension liability ($(0.6) pretax)	-	-	(0.4)	-	(0.4)
Total comprehensive loss					(788.7)
Employee share-based payments	-	1.4	-	-	1.4
Balance at September 30, 2008	$ 2.8	$ 4,160.7	$ (434.9)	$ (1,474.9)	$ 2,253.7
Balance at December 31, 2008	2.8	4,161.3	(482.1)	(2,117.5)	1,564.5
Activity during three months ended March 31, 2009:
Total comprehensive income	-	-	30.2	40.3	70.5
Contribution of capital	-	365.0	-	-	365.0
Employee share-based payments	-	0.5	-	-	0.5
Balance at March 31, 2009	2.8	4,526.8	(451.9)	(2,077.2)	2,000.5
Cumulative effect of change in accounting principle,
net of DAC and tax	-	-	(151.7)	151.7	-
Balance at April 1, 2009	2.8	4,526.8	(603.6)	(1,925.5)	2,000.5
Comprehensive income:
Net income	-	-	-	241.6	241.6
Other comprehensive income, net of tax:
Change in net unrealized capital gains (losses)
on securities ($804.0 pretax), including
change in tax valuation allowance of $(72.8)	-	-	619.0	-	619.0
Portion of other-than-temporary impairment
losses recognized in other comprehensive
income (loss) ($(21.2) pretax), including
change in tax valuation allowance of $6.9	-	-	(21.2)	-	(21.2)
Change in other-than-temporary impairment
losses recognized in other comprehensive
income (loss) ($0.4 pretax), including
change in tax valuation allowance of $(0.1)	-	-	0.4	-	0.4
Pension liability ($8.0 pretax)	-	-	5.2	-	5.2
Total comprehensive income					845.0
Employee share-based payments	-	1.0	-	-	1.0
Balance at September 30, 2009	$ 2.8	$ 4,527.8	$ (0.2)	$ (1,683.9)	$ 2,846.5

The accompanying notes are an integral part of these consolidated financial statements.

5

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Condensed Consolidated Statements of Cash Flows
(Unaudited)
(In millions)

	Nine Months Ended September 30,
	2009	2008
Net cash provided by operating activities	$ 1,030.2	$ 638.4

Cash Flows from Investing Activities:
Proceeds from the sale, maturity, disposal or redemption of:
Fixed maturities, available-for-sale	4,939.8	4,576.8
Equity securities, available-for-sale	86.3	360.4
Mortgage loans on real estate	162.0	110.8
Limited partnerships/corporations	80.4	66.0
Derivatives	19.1	27.5
Acquisition of:
Fixed maturities, available-for-sale	(4,673.5)	(5,663.7)
Equity securities, available-for-sale	(24.9)	(315.5)
Mortgage loans on real estate	(56.1)	(115.5)
Limited partnerships/corporations	(28.9)	(141.0)
Derivatives	(155.3)	(15.8)
Policy loans, net	13.3	9.6
Short-term investments, net	(865.4)	110.8
Collateral delivered	(0.1)	(42.5)
Purchases of fixed assets, net	13.5	(23.2)
Other investments, net	-	0.1
Net cash used in investing activities	(489.8)	(1,055.2)

Cash Flows from Financing Activities:
Deposits received for investment contracts	1,620.1	2,785.2
Maturities and withdrawals from investment contracts	(1,578.0)	(1,656.6)
Short-term loans to affiliates	(270.2)	(481.4)
Short-term repayments of repurchase agreements, net	(615.2)	(83.2)
Contribution of capital	365.0	-
Net cash (used in) provided by financing activities	(478.3)	564.0
Net increase in cash and cash equivalents	62.1	147.2
Cash and cash equivalents, beginning of period	203.5	252.3
Cash and cash equivalents, end of period	$ 265.6	$ 399.5

The accompanying notes are an integral part of these consolidated financial statements.

6

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

1.	Organization and Significant Accounting Policies

Basis of Presentation

ING Life Insurance and Annuity Company (“ILIAC”) is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiaries
(collectively, the “Company”) are providers of financial products and services in the
United States. ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

The condensed consolidated financial statements for the nine months ended
September 30, 2009, include ILIAC and its wholly-owned subsidiaries, ING Financial
Advisers, LLC (“IFA”) and Directed Services LLC (“DSL”). ILIAC is a direct, wholly-
owned subsidiary of Lion Connecticut Holdings Inc. (“Lion” or “Parent”), which is an indirect, wholly-owned subsidiary of ING Groep N.V. (“ING”). ING is a global financial services holding company based in the Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol “ING.”

The condensed consolidated financial statements and notes as of September 30, 2009, and for the three and nine months ended September 30, 2009 and 2008, have been prepared in accordance with accounting principles generally accepted in the United States ("US
GAAP") and are unaudited.

The condensed consolidated financial statements reflect all adjustments (consisting only of normal, recurring accruals) which are, in the opinion of management, necessary for the fair presentation of the consolidated financial position, results of operations, and cash flows, for the interim periods. These condensed consolidated financial statements and notes should be read in conjunction with the consolidated financial statements and related notes as presented in the Company’s 2008 Annual Report on Form 10-K. The results of operations for the interim periods may not be considered indicative of results to be expected for the full year.

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as
	nonqualified deferred compensation plans.	The Company’s products are offered
primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively “not-for-profit”
organizations) and corporate markets. The Company’s products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

7

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through
November 16, 2009, which is the date the condensed consolidated financial statements as of September 30, 2009 and for the three and nine months ended September 30, 2009 were issued. (See the Subsequent Events footnote.)

Significant Accounting Policies

For a description of significant accounting policies, see the Organization and Significant
Accounting Policies footnote to the Consolidated Financial Statements included in the
Company’s 2008 Annual Report on Form 10-K. There have been no material changes to the Company’s significant accounting policies since the filing of the Company’s 2008
Annual Report on Form 10-K, except as noted in the Recently Adopted Accounting
Standards footnote.

2.   Recently Adopted Accounting Standards

      FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of
Financial Accounting Standards (“FAS”) No. 168, “The FASB Accounting Standards
CodificationTM and the Hierarchy of Generally Accepted Accounting Principles - a
replacement of FASB Statement No. 162,” which confirms that as of July 1, 2009, the
“FASB Accounting Standards CodificationTM” (“the Codification” or “ASC”) is the single official source of authoritative, nongovernmental US GAAP. All existing accounting standard documents are superseded, and all other accounting literature not included in the
Codification is considered nonauthoritative.

8

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

The Company adopted the Codification as of July 1, 2009. There was no effect on the
Company’s financial condition, results of operations, or cash flows. The Company has revised its disclosures to incorporate references to the Codification topics.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC
Topic 855, “Subsequent Events,” which establishes:

§ The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
§ The circumstances under which an entity should recognize such events or transactions in its financial statements; and
§ Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Company on
June 30, 2009. The Company determined, however, that there was no effect on the
Company’s financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under US GAAP.
The disclosure provisions included in ASC Topic 855 are presented in the Organization and Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability
Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, “Fair Value Measurements and Disclosures,” which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

§	Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
§	Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
§	Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

9

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

These provisions, as included in ASC Topic 820, were adopted by the Company on
April 1, 2009. The Company determined, however, that there was no effect on the
Company’s financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued new guidance on recognition and presentation of other-
than-temporary impairments, included in ASC Topic 320, “Investments-Debt and Equity
Securities,” which requires:

§	Noncredit losses to be recognized in other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is more likely than not that the entity will not have to sell the security before recovery of the amortized cost basis;
§	Total other-than-temporary impairments (“OTTI”) to be presented in the statement of earnings with an offset recognized in other comprehensive income (loss) for the noncredit related impairments;
§	A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income
(loss); and
§	Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and other-than-temporary impairments.

These provisions, as included in ASC Topic 320, were adopted by the Company on
April 1, 2009. As a result of implementation, the Company recognized a cumulative effect of change in accounting principle of $151.7 after considering the effects of deferred policy acquisition costs (“DAC”) and income taxes of $(134.0) and $46.9, respectively, as an increase to April 1, 2009 Retained earnings (deficit) with a corresponding decrease to Accumulated other comprehensive income (loss).

10

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

In addition, the Company recognized an increase in amortized cost for previously impaired securities due to the recognition of the cumulative effect of change in accounting principle as of April 1, 2009, as follows:

Change in
Amortized Cost
Fixed maturities:
U.S. corporate, state and municipalities	$ 47.0
Foreign	45.0
Residential mortgage-backed	14.3
Commercial mortgage-backed	88.5
Other asset-backed	44.0
Total investments, available-for-sale	$ 238.8

The disclosure provisions, as included in ASC Topic 320, are presented in the
Investments footnote.

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, the FASB issued new guidance on interim disclosures about fair value of financial instruments, included in ASC Topic 825, “Financial Instruments,” which requires that the fair value of financial instruments be disclosed in an entity’s interim financial statements, as well as in annual financial statements. The provisions included in
ASC Topic 825 also require that fair value information be presented with the related carrying value and that the method and significant assumptions used to estimate fair value, as well as changes in method and significant assumptions, be disclosed.

These provisions, as included in ASC Topic 825, were adopted by the Company on
April 1, 2009 and are presented in the Financial Instruments footnote.	As the
pronouncement only pertains to additional disclosure, the adoption had no effect on the
Company’s financial condition, results of operations, or cash flows.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, “Derivatives and
Hedging,” which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

§	How and why derivative instruments are used;
§	How derivative instruments and related hedged items are accounted for under US
GAAP for derivative and hedging activities; and

11

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

§	How derivative instruments and related hedged items affect an entity’s financial statements.

These provisions, as included in ASC Topic 815, were adopted by the Company on
January 1, 2009 and are included in the Financial Instruments footnote. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the
Company’s financial condition, results of operations, or cash flows. In addition, the
Company’s derivatives are generally not accounted for using hedge accounting treatment under ASC Topic 815, as the Company has not historically sought hedge accounting treatment.

Business Combinations

In December 2007, the FASB issued new guidance on business combinations, included in
ASC Topic 805, “Business Combinations.” ASC Topic 805 requires most identifiable assets, liabilities, noncontrolling interest, and goodwill, acquired in a business combination to be recorded at full fair value as of the acquisition date, even for acquisitions achieved in stages. In addition, the guidance requires:

§	Acquisition-related costs to be recognized separately and generally expensed;
§	Non-obligatory restructuring costs to be recognized separately when the liability is incurred;
§	Contractual contingencies acquired to be recorded at acquisition-date fair values;
§	A bargain purchase, which occurs when the fair value of net assets acquired exceeds the consideration transferred plus any non-controlling interest in the acquiree, to be recognized as a gain; and
§	The nature and financial effects of the business combination to be disclosed.

These provisions, as included in ASC Topic 805, also amend or eliminate various other authoritative literature.

In addition, in April 2009, the FASB issued new guidance on accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which rescinds requirements to recognize contingent assets and liabilities acquired in a business combination at fair value on the acquisition date, and reinstates certain previous guidance to value many of those contingencies under ASC 450, “Contingencies.”

These provisions, as included in ASC Topic 805, were adopted by the Company on
January 1, 2009. The Company determined, however, that there was no impact as of
September 30, 2009, as there have been no acquisitions for the three or nine month periods ended September 30, 2009.

12

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

Equity Method Investment Accounting

In November 2008, a consensus was reached on new guidance on equity method investment accounting considerations, included in ASC Topic 323, “Investments-Equity
Method and Joint Ventures,” which requires, among other provisions, that:

§	Equity method investments be initially measured at cost;
§	Contingent consideration only be included in the initial measurement;
§	An investor recognize its share of any impairment charge recorded by the equity investee; and
§	An investor account for a share issuance by an equity investee as if the investor had sold a proportionate share of its investment.

These provisions, as included in ASC Topic 323, were adopted by the Company on
January 1, 2009. The Company determined, however, that there was no impact as of
September 30, 2009, as there have been no acquisitions or changes in ownership for the three or nine month periods ended September 30, 2009.

3.	New Accounting Pronouncements

Measuring the Fair Value of Certain Alternative Investments

In September 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-12,
“Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain
Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”),
which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-
12 requires disclosures about the attributes of such investments.

The provisions of ASU 2009-12 are effective for the first reporting period beginning after
December 15, 2009, and for subsequent interim and annual reporting periods. The
Company is currently in the process of determining the impact of adoption of the provisions of ASU 2009-12.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU 2009-05, “Fair Value Measurements and
Disclosures (ASC Topic 820): Measuring Liabilities at Fair Value” (“ASU 2009-05”),
which clarifies that in circumstances where a quoted price in an active market for an identical liability is not available, one of the following techniques should be used to measure a liability’s fair value:

13

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

§	The quoted price of the identical liability when traded as an asset; or
§	Quoted prices for similar liabilities or similar liabilities traded as assets; or
§	Another valuation technique consistent with the principles of ASC Topic 820, such as the income approach or a market approach.

ASU 2009-05 also clarifies that restrictions preventing the transfer of a liability should not be considered as an adjustment in the measurement of its fair value.

The provisions of ASU 2009-05 are effective as of the first reporting period beginning after August 26, 2009, and for subsequent interim and annual reporting periods. The
Company does not anticipate an impact due to adoption of the provisions of ASU 2009-
05.

Consolidation of Variable Interest Entities

In June 2009, the FASB issued FAS 167, “Consolidation of Variable Interest Entities, an
amendment to FIN 46(R),” not yet codified in the FASB ASC, which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities (“VIEs”), as follows:

§	Removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the
VIE’s activities, and whether the entity has the obligation to absorb losses or the right to receive benefits that could be significant to the VIE; and
§	Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE.

The provisions of FAS 167 are effective as of the beginning of the first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. The Company is currently in the process of determining the impact of adoption of the provisions of FAS 167.

Accounting for Transfers of Financial Assets

In June 2009, the FASB issued FAS 166, “Accounting for Transfers of Financial Assets -
an amendment of FASB Statement No. 140,” not yet codified in the FASB ASC, which eliminates the QSPE concept and requires a transferor of financial assets to:

§	Consider the transferor’s continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;

14

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

	§	Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders control, unless the transfer meets the conditions for a participating interest; and
	§	Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of FAS 166 are effective as of the beginning of the first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. The Company is currently in the process of determining the impact of adoption of the provisions of FAS 166.

4.	Financial Instruments

Fair Value Measurements

ASC Topic 820, “Fair Value Measurements and Disclosures”, defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Company has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs
(Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Condensed Consolidated
Balance Sheets are categorized as follows:

	§	Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
	§	Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
Level 2 inputs include the following:
	a)	Quoted prices for similar assets or liabilities in active markets;
	b)	Quoted prices for identical or similar assets or liabilities in non-active markets;
	c)	Inputs other than quoted market prices that are observable; and

15

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

	d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
§	Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following table presents the Company’s hierarchy for its assets and liabilities measured at fair value on a recurring basis as of September 30, 2009 and December 31, 2008.

			2009
	Level 1	Level 2	Level 3(1)	Total
Assets:
Fixed maturities, available-for-sale,
including securities pledged	$ 2,237.9	$ 11,070.9	$ 1,807.7	$ 15,116.5
Equity securities, available-for-sale	201.1	-	-	201.1
Other investments (primarily derivatives)	-	134.7	-	134.7
Cash and cash equivalents, short-term
investments, and short-term investments
under securities loan agreement	1,813.2	-	-	1,813.2
Assets held in separate accounts	34,961.5	5,980.9	-	40,942.4
Total	$ 39,213.7	$ 17,186.5	$ 1,807.7	$ 58,207.9

Liabilities:
Product guarantees	$ -	$ -	$ 83.0	$ 83.0
Other liabilities (primarily derivatives)	-	327.0	66.7	393.7
Total	$ -	$ 327.0	$ 149.7	$ 476.7

(1) Level 3 net assets and liabilities accounted for 2.9% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 9.9%.

16

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

			2008
	Level 1	Level 2	Level 3(1)	Total
Assets:
Fixed maturities, available-for-sale,
including securities pledged	$ 1,481.7	$ 10,704.3	$ 2,291.6	$ 14,477.6
Equity securities, available-for-sale	240.3	-	-	240.3
Other investments (primarily derivatives)	-	235.2	-	235.2
Cash and cash equivalents, short-term
investments, and short-term investments
under securities loan agreement	729.3	-	-	729.3
Assets held in separate accounts	30,547.6	5,380.1	-	35,927.7
Total	$ 32,998.9	$ 16,319.6	$ 2,291.6	$ 51,610.1

Liabilities:
Product guarantees	$ -	$ -	$ 220.0	$ 220.0
Other liabilities (primarily derivatives)	-	470.5	73.6	544.1
Total	$ -	$ 470.5	$ 293.6	$ 764.1

(1) Level 3 net assets and liabilities accounted for 3.9% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 13.4%.

Valuation of Financial Assets and Liabilities

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices or dealer quotes and are classified as Level 1 assets. The fair values for marketable bonds without an active

17

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

market, excluding subprime and Alt-A mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company’s evaluation of the borrower’s ability to compete in its relevant market. Using this data, the model generates estimated market values, which the
Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations (“CMO-Bs”) are determined by taking the average of broker quotes when more than one broker quote is provided. Approximately three brokers are currently providing quotes for these securities.
A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the assets. CMO-Bs that are not backed by government agencies are classified as Level 3 assets due to the lack of corroborating evidence to support a higher level and the inactivity of the market for these bonds. However, CMO-Bs which are backed by government agencies are classified as Level 2, as the market remains largely active for these securities.

Trading activity for the Company’s Residential Mortgage-backed Securities (“RMBS”), particularly subprime and Alt-A mortgage-backed securities, declined during 2008 as a result of the dislocation of the credit markets. During 2008 and 2009, the Company continued to obtain pricing information from commercial pricing services and brokers.
However, the pricing for subprime and Alt-A mortgage-backed securities did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A mortgage-backed securities was inactive. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. While the market for subprime and
Alt-A mortgage-backed securities remained largely inactive in the first half of 2009 compared to prior years, the Company noted an increase in activity during the third quarter of 2009. However, the Company determined that the securities should remain within Level 3 of the valuation hierarchy as its overall assessment of the market is that it continues to be largely inactive. The Company will continue to monitor market activity to determine proper classification in the valuation hierarchy.

18

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.
At September 30, 2009, $235.7 and $10.9 billion of a total of $15.1 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted of privately placed bonds valued using a matrix-based pricing model and certain CMO-Bs valued using average broker quotes.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, broker quotes are solicited. The Company currently receives approximately three broker quotes for securities for which prices from a third party vendor are unobtainable. When more than one broker quote is obtained, the average of quotes received is used for financial statement valuation. All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents “exit price” for the instrument.

Equity securities, available-for-sale: Fair values of these securities are based upon quoted market price and are classified as Level 1 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets’ fair values.
The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Bond valuations are obtained from third party commercial pricing services and brokers and are included in Level 2.

Other financial instruments reported as assets and liabilities: The carrying amounts for these financial instruments (primarily derivatives) reflect the fair value of the assets and

19

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

liabilities. Derivatives are carried at fair value (on the Condensed Consolidated Balance
Sheets), which is determined using the Company’s derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor’s (“S&P”) 500 Index prices, and London Inter
Bank Offered Rates (“LIBOR”), or through values established by third party brokers.
Counterparty credit risk is considered and incorporated in the Company’s valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company’s policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company obtains a key input into the valuation model for futures from one third party broker. Because the input is not received from multiple brokers, fair values for these instruments are not deemed to be calculated based on market observable inputs and, therefore, these instruments are classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Product guarantees: The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with ASC 815, “Derivatives and Hedging”. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product)
and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in ASC 820. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts.
The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by US GAAP. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company’s valuation model in order to incorporate credit risk into the fair values of these product guarantees. As of September 30, 2009, the credit spread of ING and the Company changed in relation to prior periods, which resulted in a increase in the value of the derivatives for product guarantees.

The following disclosures are made in accordance with the requirements of ASC 825,
“Financial Instruments”, which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.
Those techniques are significantly affected by the assumptions used, including the

20

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Loan - Dutch State obligation: The fair value of the State of the Netherlands (the “Dutch
State”) loan obligation is estimated utilizing discounted cash flows at market risk-free rates adjusted for credit spreads.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Investment contract liabilities (included in Future policy benefits and claim reserves):

With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

Without a fixed maturity: Fair value is estimated as the amount payable to the contractowner upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

21

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company’s financial instruments were as follows at September 30, 2009 and December 31, 2008.

		2009		2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Assets:
Fixed maturities, available-for-sale,
including securities pledged	$ 15,116.5	$ 15,116.5	$ 14,477.6	$ 14,477.6
Equity securities, available-for-sale	201.1	201.1	240.3	240.3
Mortgage loans on real estate	1,993.5	1,876.5	2,107.8	2,027.9
Loan - Dutch State obligation	706.9	683.5	-	-
Policy loans	254.5	254.5	267.8	267.8
Cash, cash equivalents, short-term
investments, and short-term investments
under securities loan agreement	1,813.2	1,813.2	729.3	729.3
Derivatives	134.7	134.7	235.2	235.2
Assets held in separate accounts	40,942.4	40,942.4	35,927.7	35,927.7
Liabilities:
Investment contract liabilities:
With a fixed maturity	1,400.2	1,537.6	1,529.4	1,610.6
Without a fixed maturity	16,317.6	18,367.3	15,611.8	17,237.9
Product guarantees	83.0	83.0	220.0	220.0
Derivatives	393.7	393.7	544.1	544.1

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the
Company’s management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain

22

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below, with particular attention addressed to the reserves for product guarantees due to the impact on the Company’s results of operations.

The following tables summarize the changes in fair value of the Company’s Level 3 assets and liabilities for the three and nine months ended September 30, 2009 and 2008.

Fixed maturities,
available-for-sale
including	Product
securities pledged	Derivatives	Guarantees
Balance at July 1, 2009	$ 1,824.6	$ (65.8)	$ (82.0)
Capital gains (losses):
Net realized capital gains (losses)	0.7	(1)	(0.9) (3)	0.5 (4)
Net unrealized capital gains (losses)(2)	135.3	-	-
Total net realized and unrealized
capital gains (losses)	136.0	(0.9)	0.5
Purchases, sales, issuances, and settlements, net	(164.2)	-	(1.5)
Transfer in to Level 3(5)	11.3	-	-
Balance at September 30, 2009	$ 1,807.7	$ (66.7)	$ (83.0)

Balance at July 1, 2008	$ 1,608.6	$ -	$ (72.7)
Capital gains (losses):
Net realized capital gains (losses)	-	(1)	-	(3)	(128.0) (4)
Net unrealized capital (losses) gains(2)	(49.1)	-	-
Total net realized and unrealized
capital (losses) gains	(49.1)	-	(128.0)
Purchases, sales, issuances, and settlements, net	(21.8)	-	(1.0)
Transfers in to Level 3(5)	1,221.2	-	-
Balance at September 30, 2008	$ 2,758.9	$ -	$ (201.7)

(1)	This amount is included in Net realized capital gains (losses) with $1.3 related to the amortization of book value included in Net investment income on the Condensed Consolidated Statements of Operations.
(2)	The amounts in this line are included in Accumulated other comprehensive income (loss) on the Condensed Consolidated Balance Sheets.
(3)	This amount is included in Net realized capital gains (losses) on the Condensed Consolidated Statements of Operations and contains unrealized gains (losses) on Level 3 derivatives held at September 30, 2009 and 2008. All gains and losses on these Level 3 assets are classified as realized gains (losses) for the purpose of this disclosure because it is impractical to track realized and unrealized gains (losses) on a contract-by-contract basis.
(4)	This amount is included in Interest credited and other benefits to contractowners on the Condensed Consolidated Statements of Operations. All gains and losses on these Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.
(5)	Transfers in to Level 3 represent gross transfers in of $11.3 and $1,221.2 in fixed maturities for the three months ended September 30, 2009 and 2008, respectively.
23

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

Fixed maturities,
available-for-sale
including	Product
securities pledged	Derivatives	Guarantees
Balance at January 1, 2009	$ 2,291.6	$ (73.6)	$ (220.0)
Capital gains (losses):
Net realized capital gains (losses)	197.4	(1)	(0.9) (3)	140.9 (4)
Net unrealized capital gains (losses)(2)	139.8	-	-
Total net realized and unrealized capital
gains (losses)	337.2	(0.9)	140.9
Purchases, sales, issuances, and settlements, net	(1,161.5)	7.8	(3.9)
Transfers in to Level 3(5)	340.4	-	-
Balance at September 30, 2009	$ 1,807.7	$ (66.7)	$ (83.0)

Balance at January 1, 2008	$ 1,737.6	$ -	$ (76.4)
Capital gains (losses):
Net realized capital gains (losses)	0.3	(1)	-	(3)	(122.3) (4)
Net unrealized capital (losses) gains(2)	(93.8)	-	-
Total net realized and unrealized capital
(losses) gains	(93.5)	-	(122.3)
Purchases, sales, issuances, and settlements, net	(106.4)	(3.0)
Transfers in to Level 3(5)	1,221.2	-	-
Balance at September 30, 2008	$ 2,758.9	$ -	$ (201.7)

(1)	This amount is included in Net realized capital gains (losses) with $(36.9) related to the amortization of book value included in Net investment income on the Condensed Consolidated Statements of Operations.
(2)	The amounts in this line are included in Accumulated other comprehensive income (loss) on the Condensed Consolidated Balance Sheets.
(3)	This amount is included in Net realized capital gains (losses) on the Condensed Consolidated Statements of Operations and contains unrealized gains (losses) on Level 3 derivatives held at September 30, 2009 and 2008. All gains and losses on these Level 3 assets are classified as realized gains (losses) for the purpose of this disclosure because it is impractical to track realized and unrealized gains (losses) on a contract-by-contract basis.
(4)	This amount is included in Interest credited and other benefits to contractowners on the Condensed Consolidated Statements of Operations. All gains and losses on these Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.
(5)	Transfers in to Level 3 represent gross transfers in of $340.4 and $1,221.2 in fixed maturities for the nine months ended September 30, 2009 and 2008, respectively.

For the three months ended September 30, 2009, the product guarantees liability increased minimally. For the nine months ended September 30, 2009, the value of the liability related to product guarantees decreased as an increase in interest rates and market values increased customer account balances and decreased the Company’s liability. As of September 30, 2009, the net realized gains attributable to credit risk were
$12.2.

24

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

The realized capital gains on Level 3 fixed maturities for the nine months ended
September 30, 2009, were mainly due to the transfer of 80% interest in the Company’s
Alt-A residential mortgage-backed securities to The State of the Netherlands (“the Dutch
State”) during the first quarter of 2009. The unrealized capital gains on Level 3 fixed maturities for the nine months ended September 30, 2009, represent the decrease in unrealized losses due to the decrease in the Level 3 fixed maturities portfolio as well as increases in the value of fixed maturities as the markets improved in the second and third quarters of 2009. The increase in the value of fixed maturities for the three months ended
September 30, 2009, was primarily due to market improvements as well.

Transfers in to Level 3 for the three and nine months ended September 30, 2009, represent non-agency prime mortgage-backed securities. During the first quarter of 2009, the Company determined that the inactivity of the market for these securities was attributable to the widening of liquidity spreads and the basis for transfer to Level 3.

Derivative Financial Instruments

See the Organization & Significant Accounting Policies footnote to the Consolidated
Financial Statements included in the Company’s 2008 Annual Report on Form 10-K for
disclosure regarding the Company’s purpose for entering into derivatives and the policies on valuation and classification of derivatives. In addition, the Company’s derivatives are generally not accounted for using hedge accounting treatment under US GAAP, as the
Company has not historically sought hedge accounting treatment. The Company enters into the following derivatives:

Interest rate swaps: Interest rate swaps are used to manage the interest rate risk in the
Company’s fixed maturity portfolio, as well as the Company’s liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

Foreign exchange swaps: Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S.
dollar cash flows at regular interim periods, typically quarterly or semi-annually.

Credit default swaps: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

25

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

Forwards: Forwards are acquired to hedge the Company’s inverse portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the
Company will either receive a payment (interest rate drops on owned forwards or interest rate rises on purchased forwards) or will be required to make a payment (interest rate rises on owned forwards or interest rate drops on purchased forwards).

Swaptions: Swaptions are used to manage interest rate risk in the Company’s collateralized mortgage obligations portfolio. Swaptions are contracts that give the
Company the option to enter into an interest rate swap at a specific future date.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices.
Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. A decrease in variable annuity account values would also result in lower fee income. A decrease in equity markets may also negatively impact the
Company’s investment in equity securities. The futures income would serve to offset these effects. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense. The underlying reserve liabilities are valued under ASC 820 and ASC 815.
The change in reserve liabilities is recorded in Interest credited and other benefits to contractowners in the Condensed Consolidated Statements of Operations.

Interest rate caps: Interest rate caps are used to manage the interest rate risk in the
Company’s fixed maturity portfolio. Interest rate caps are purchased contracts that are used by the Company to hedge annuity products in an increasing interest rate environment.

Managed Custody Guarantees: The Company issued certain credited rate guarantees on externally managed variable bond funds that represent stand alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates, and credit ratings/spreads.

Embedded derivatives: The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.

26

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of September 30,
2009 and December 31, 2008.

		2009			2008
	Notional	Asset	Liability	Notional	Asset	Liability
	Amount	Fair Value	Fair Value	Amount	Fair Value	Fair Value
Interest rate swaps(1)	6,141.6	$ 113.4	$ (279.3)	7,207.2	$ 207.6	$ (439.6)
Foreign exchange swaps(1)	153.4	-	(46.0)	199.5	3.1	(21.7)
Credit default swaps(1)	176.9	0.6	(65.2)	341.1	16.1	(75.0)
Forwards(1)	221.4	2.4	-	263.0	3.3	-
Swaptions(1)	768.2	0.7	-	2,521.5	5.1	-
Futures(1)	-	-	-	580.6	-	(7.8)
Interest rate caps(1)	1,999.4	17.6	(3.2)	-	-	-
Managed custody
guarantees(3)	N/A*	-	(18.0)	N/A*	-	(40.0)
Embedded derivatives:
Within securities(2)	N/A*	74.8	(0.1)	N/A*	123.7	-
Within retail annuity
products(3)	N/A*	-	(65.0)	N/A*	-	(180.0)
Total	9,460.9	$ 209.5	$ (476.8)	11,112.9	$ 358.9	$ (764.1)

*	N/A - Not applicable.
(1)	The fair values of these derivatives are reported in Derivatives or Other liabilities on the Condensed Consolidated Balance Sheets.
(2)	The fair values of embedded derivatives within securities are reported in Fixed maturities, available-for-sale, on the Condensed Consolidated Balance Sheets with the underlying instrument.
(3)	The fair values of embedded derivatives within retail annuity products and managed custody guarantees are reported in Future policy benefits and claim reserves on the Condensed Consolidated Balance Sheets.
27

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the three and nine months ended September 30, 2009 and 2008.

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008
Interest rate swaps(1)	$ (21.3) $	(32.7)	$ (88.6)	$ (98.9)
Foreign exchange swaps(1)	(11.8)	18.3	(25.1)	8.7
Credit default swaps(1)	(7.3)	3.2	(17.1)	(4.8)
Forwards(1)	5.8	12.5	11.9	12.6
Futures(1)	-	-	(49.0)	-
Swaptions(1)	(0.3)	-	(2.8)	(0.2)
Interest rate caps(1)	(3.6)	-	(5.9)	2.1
Managed custody guarantees(2)	9.0	(60.2)	22.1	(77.0)
Embedded derivatives:
Within securities(1)	6.3	(1.5)	(49.0)	22.1
Within retail annuity products(2)	(8.5)	(67.8)	118.8	(45.3)
Other	-	0.9	-	0.9
Total	$ (31.7) $	(127.3)	$ (84.7)	$ (179.8)

(1)	Changes in value are included in Net realized capital losses on the Condensed Consolidated Statements of Operations.
(2)	Changes in value are included in Interest credited and other benefits to contractowners on the Condensed Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own.
Credit default swaps may also be purchased to reduce credit exposure in the Company’s portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives
Associations, Inc. (“ISDA”) agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Condensed Consolidated Balance Sheets and is reinvested in short-
term investments. Collateral held is used in accordance with the Credit Support Annex
(“CSA”) to satisfy any obligations. Investment grade bonds of the entity are the source of noncash collateral posted, which is reported in Securities pledged on the Condensed
Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract. At September 30, 2009, the fair value of credit default swaps of $0.6 and $65.2 was included in Derivatives and Other liabilities,

28

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

respectively, on the Condensed Consolidated Balance Sheets. At December 31, 2008, the
fair value of credit default swaps of $16.1 and $75.0 was included in Derivatives and
Other liabilities, respectively, on the Consolidated Balance Sheets. As of September 30,
2009 and December 31, 2008, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $92.4 and $161.0, respectively.

5.	Investments
Fixed Maturities and Equity Securities

Fixed maturities and	equity	securities,	available-for-sale,	were	as	follows	as
September 30, 2009.

		Gross	Gross
		Unrealized	Unrealized
	Amortized	Capital	Capital		Fair
	Cost	Gains	Losses	OTTI(2)	Value
Fixed maturities:
U.S. Treasuries	$ 2,189.8	$ 49.1	$ 1.1	$ -	$ 2,237.8
U.S. government agencies and
authorities	632.4	48.0	-	-	680.4
State, municipalities, and political
subdivisions	71.4	3.5	6.9	-	68.0

U.S. corporate securities:
Public utilities	1,015.2	50.6	12.7	-	1,053.1
Other corporate securities	3,968.3	281.4	68.7	3.6	4,177.4
Total U.S. corporate securities	4,983.5	332.0	81.4	3.6	5,230.5

Foreign securities(1):
Government	384.0	36.1	13.6	-	406.5
Other	2,479.6	123.5	52.7	0.1	2,550.3
Total foreign securities	2,863.6	159.6	66.3	0.1	2,956.8

Residential mortgage-backed securities	2,004.4	229.2	169.1	-	2,064.5
Commercial mortgage-backed securities	1,572.7	10.3	241.2	14.1	1,327.7
Other asset-backed securities	703.1	9.8	159.1	3.0	550.8

Total fixed maturities, including
securities pledged	15,020.9	841.5	725.1	20.8	15,116.5
Less: securities pledged	761.6	12.7	14.6	-	759.7
Total fixed maturities	14,259.3	828.8	710.5	20.8	14,356.8
Equity securities	189.1	12.6	0.6	-	201.1
Total investments, available-for-sale	$ 14,448.4	$ 841.4	$ 711.1	$ 20.8	$ 14,557.9

(1)	Primarily U.S. dollar denominated.
(2)	Represents other-than-temporary impairments reported as a component of Other comprehensive income.

29

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

Fixed maturities and	equity	securities,	available-for-sale,	were	as	follows	as	of
December 31, 2008.

		Gross	Gross
		Unrealized	Unrealized
	Amortized	Capital	Capital	Fair
	Cost	Gains	Losses	Value
Fixed maturities:
U.S. Treasuries	$ 1,391.4	$ 84.5	$ 0.9	$ 1,475.0
U.S. government agencies and authorities	797.1	77.2	1.2	873.1
State, municipalities, and political subdivisions	72.9	0.3	17.7	55.5

U.S. corporate securities:
Public utilities	1,112.4	4.4	117.6	999.2
Other corporate securities	3,986.2	85.6	436.6	3,635.2
Total U.S. corporate securities	5,098.6	90.0	554.2	4,634.4

Foreign securities(1):
Government	397.8	4.3	61.4	340.7
Other	2,188.5	27.0	274.0	1,941.5
Total foreign securities	2,586.3	31.3	335.4	2,282.2

Residential mortgage-backed securities	3,412.6	153.6	266.7	3,299.5
Commercial mortgage-backed securities	1,604.0	0.1	370.5	1,233.6
Other asset-backed securities	830.2	9.0	214.9	624.3

Total fixed maturities, including
securities pledged	15,793.1	446.0	1,761.5	14,477.6
Less: securities pledged	1,248.8	78.9	7.8	1,319.9
Total fixed maturities	14,544.3	367.1	1,753.7	13,157.7
Equity securities	247.7	1.0	8.4	240.3
Total investments, available-for-sale	$ 14,792.0	$ 368.1	$ 1,762.1	$ 13,398.0

(1) Primarily U.S. dollar denominated.

At September 30, 2009, net unrealized gains were $107.6 and at December 31, 2008, net unrealized losses were $1,322.9, respectively, on total fixed maturities, including securities pledged to creditors, and equity securities. During 2008, as a result of the economic environment, which resulted in significant losses on investments supporting experience-rated contracts, the Company reflected all unrealized losses in Shareholder’s equity rather than Future policy benefits and claims reserves. At September 30, 2009, there were no net unrealized capital losses allocated to experience-rated contracts.

30

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities as of September 30, 2009, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

	Amortized	Fair
	Cost	Value
Due to mature:
One year or less	$ 237.2	$ 238.2
After one year through five years	3,800.3	3,969.9
After five years through ten years	3,880.5	4,059.8
After ten years	2,822.7	2,905.6
Mortgage-backed securities	3,577.1	3,392.2
Other asset-backed securities	703.1	550.8
Less: securities pledged	761.6	759.7
Fixed maturities, excluding securities pledged	$ 14,259.3	$ 14,356.8

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10% of the Company’s Shareholder’s equity at September
30, 2009 or December 31, 2008.

The Company invests in various categories of collateralized mortgage obligations
(“CMOs”), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At September 30, 2009 and
December 31, 2008, approximately 25.8% and 15.7%, respectively, of the Company’s
CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-
only strips.

Transfer of Alt-A RMBS Participation Interest

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets
Back-Up Facility (the “Back-Up Facility”) covering 80% of ING’s Alt-A residential mortgage-backed securities (“Alt-A RMBS”). Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING’s Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion portfolio, including book value of $802.5 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company’s portfolio, the
“Designated Securities Portfolio”) (the “ING-Dutch State Transaction”). As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A

31

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of
100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed on March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the
Company’s Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. (“ING Support Holding”) and
ING pursuant to which the Company conveyed to ING Support Holding an 80%
participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by
ING Support Holding of its right to receive payments from the Dutch State under the
Illiquid Assets Back-Up Facility related to the Company’s Designated Securities
Portfolio among, ING, ING Support Holding and the Dutch State (the “Company Back-
Up Facility”). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company’s
Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions made with respect to the 80% participation interest in the Company’s Designated
Securities Portfolio. The Dutch State payment obligation to the Company under the
Company Back-Up Facility is accounted for as a loan receivable for US GAAP and is reported in Loan - Dutch State obligation on the Condensed Consolidated Balance
Sheets.

Upon the closing of the transaction on March 31, 2009, the Company recognized a gain of $206.2, which was reported in Net realized capital gains (losses) on the Condensed
Consolidated Statements of Operations.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company’s
Alt-A RMBS which had a book value of $4.2 was sold for cash to an affiliate, Lion II
Custom Investments LLC (“Lion II”). Immediately thereafter, Lion II sold to ING Direct
Bancorp the purchased securities (the “Step 2 Cash Transfer”). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on
March 31, 2009, and the Company recognized a gain of $0.3 contemporaneous with the closing of the ING-Dutch State Transaction, which was reported in Net realized capital gains (losses) on the Condensed Consolidated Statements of Operations.

32

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

As part of the final restructuring plan submitted to the European Commission (“EC”) in connection with its review of the Dutch state aid to ING (the “Restructuring Plan”), ING has agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. Under this new agreement, the terms of the
ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, will remain unaltered and the additional payments will not be borne by the Company or any other ING U.S. subsidiaries. For a description of the key components of the Restructuring Plan, see the Subsequent Events footnote.

Repurchase Agreements

The Company engages in dollar repurchase agreements (“dollar rolls”) and repurchase agreements to increase its return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies typically require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the offsetting collateral liability is included in Borrowed money on the
Condensed Consolidated Balance Sheets. As of September 30, 2009, there are no securities pledged in dollar rolls and repurchase agreement transactions. At December 31,
2008, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $657.2, and is included in Securities pledged on the
Condensed Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $615.3 at December 31,
2008, and is included in Borrowed money on the Condensed Consolidated Balance
Sheets.

In certain instances, fair value of collateral received by the Company may fall below 95%
of the fair value of securities pledged under dollar rolls and repurchase agreement transactions. The Company monitors the fair value of collateral for material declines below the 95% threshold and if deemed necessary, requires additional collateral to restore collateral maintained to 95% of the fair value of securities pledged.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policies require a minimum of 102% of the fair value of securities pledged under reverse repurchase agreements to be pledged as collateral. At
September 30, 2009 and December 31, 2008, the Company did not have reverse repurchase agreements. Reverse repurchase agreements would be included in Cash and cash equivalents on the Condensed Consolidated Balance Sheets.

33

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company’s exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at September 30,
2009. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company’s guidelines to generate additional income.
The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At
September 30, 2009 and December 31, 2008, the fair value of loaned securities was
$621.4 and $474.8, respectively, and is included in Securities pledged on the Condensed
Consolidated Balance Sheets.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings under current guidance and determined that consolidation of these investments in the Company’s financial statements is not required, as the Company is not the primary beneficiary for any of the investments in VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures. The carrying value of investments in VIEs of
$0.1 at September 30, 2009 are included in Limited partnerships/corporations on the
Condensed Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Condensed Consolidated
Statements of Operations.

34

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for Investment Grade (“IG”) and Below
Investment Grade (“BIG”) securities by duration were as follows as of September 30,
2009 and December 31, 2008.

		2009				2008
		% of IG		% of IG		% of IG		% of IG
	IG	and BIG	BIG	and BIG	IG	and BIG	BIG	and BIG
Less than six months
below amortized cost	$ 117.8	15.8% $	41.6	5.6%	$ 169.3	9.6% $	40.2	2.3%
More than six months
and less than twelve
months below
amortized cost	41.2	5.5%	32.7	4.4%	511.9	29.1%	58.3	3.3%
More than twelve months
below amortized cost	408.3	54.7%	104.3	14.0%	921.5	52.3%	60.3	3.4%
Total unrealized capital loss $	567.3	76.0% $	178.6	24.0%	$ 1,602.7	91.0% $	158.8	9.0%

Unrealized capital losses in fixed maturities as of September 30, 2009 and December 31,
2008, were primarily related to the effects of interest rate and credit spread movement.
Mortgage and other asset-backed securities include U.S. government-backed securities, principal protected securities, and structured securities, which did not have an adverse change in cash flows. The following tables summarize the unrealized capital losses
(including non-credit impairments) by duration and reason, along with the fair value of fixed maturities, including securities pledged to creditors, in unrealized capital loss positions as of September 30, 2009 and December 31, 2008.

More Than
	Less Than	Six Months	More Than
	Six Months	and less than	Twelve Months
	Below	Twelve Months	Below
	Amortized	Below	Amortized
2009	Cost	Amortized Cost	Cost	Total
Interest rate or spread widening	$ 48.7	$ 10.8	$ 99.9	$ 159.4
Mortgage and other asset-backed
securities	110.7	63.1	412.7	586.5
Total unrealized capital loss	$ 159.4	$ 73.9	$ 512.6	$ 745.9
Fair value	$ 603.6	$ 636.2	$ 2,761.7	$ 4,001.5

2008
Interest rate or spread widening	$ 144.2	$ 381.7	$ 383.5	$ 909.4
Mortgage and other asset-backed
securities	65.3	188.5	598.3	852.1
Total unrealized capital loss	$ 209.5	$ 570.2	$ 981.8	$ 1,761.5
Fair value	$ 2,999.6	$ 3,446.7	$ 2,964.2	$ 9,410.5

35

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments), along with the fair value of fixed maturities, including securities pledged to creditors, by market sector and duration were as follows as of September 30, 2009 and December 31, 2008.

			More Than Six
			Months and Less Than		More Than Twelve
	Less Than Six Months		Twelve Months		Months Below
	Below Amortized Cost		Below Amortized Cost		Amortized Cost		Total
	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss
2009
U.S. Treasuries	$ -	$ -	$ 384.4	$ 1.1	$ -	$ -	$ 384.4	$ 1.1
U.S. corporate,
state, and
municipalities	273.9	23.5	123.4	6.4	574.4	62.0	971.7	91.9
Foreign	107.8	25.2	30.9	3.3	420.9	37.9	559.6	66.4
Residential
mortgage-backed	127.7	61.3	76.8	8.4	634.8	99.4	839.3	169.1
Commercial
mortgage-backed	85.4	42.7	15.7	44.0	820.8	168.6	921.9	255.3
Other asset-backed	8.8	6.7	5.0	10.7	310.8	144.7	324.6	162.1
Total	$ 603.6	$ 159.4	$ 636.2	$ 73.9	$ 2,761.7	$ 512.6	$ 4,001.5	$ 745.9

2008
U.S. Treasuries	$ 482.8	$ 0.9	$ -	$ -	$ -	$ -	$ 482.8	$ 0.9
U.S. government
agencies and
authorities	6.9	0.5	5.7	0.7	-	-	12.6	1.2
U.S. corporate,
state, and
municipalities	1,178.1	92.2	1,528.0	244.1	686.9	235.6	3,393.0	571.9
Foreign	493.0	50.6	859.9	136.9	489.8	147.9	1,842.7	335.4
Residential
mortgage-backed	664.0	48.7	610.9	94.0	646.6	124.0	1,921.5	266.7
Commercial
mortgage-backed	86.8	2.9	285.4	69.5	821.5	298.1	1,193.7	370.5
Other asset-backed	88.0	13.7	156.8	25.0	319.4	176.2	564.2	214.9
Total	$ 2,999.6	$ 209.5	$ 3,446.7	$ 570.2	$ 2,964.2	$ 981.8	$ 9,410.5	$ 1,761.5

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 87.6% of the average book value as of September 30,
2009. In addition, this category includes 580 securities, which have an average quality rating of A+.

36

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows for September 30, 2009 and December 31, 2008.

	Amortized Cost		Unrealized Capital Loss		Number of Securities
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2009
Less than six months below
amortized cost	$ 417.7	$ 345.3	$ 10.8	$ 148.6	72	104
More than six months and
less than twelve months
below amortized cost	593.6	116.5	6.7	67.2	42	31
More than twelve months
below amortized cost	2,265.0	1,009.3	151.0	361.6	375	209
Total	$ 3,276.3	$ 1,471.1	$ 168.5	$ 577.4	489	344

2008
Less than six months below
amortized cost	$ 2,860.5	$ 348.6	$ 118.7	$ 90.8	387	117
More than six months and
less than twelve months
below amortized cost	2,618.0	1,398.9	199.5	370.7	474	265
More than twelve months
below amortized cost	1,541.4	2,404.6	141.8	840.0	302	423
Total	$ 7,019.9	$ 4,152.1	$ 460.0	$ 1,301.5	1,163	805

37

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows for
September 30, 2009 and December 31, 2008.

	Amortized Cost		Unrealized Capital Loss		Number of Securities
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2009
U.S. Treasuries	$ 385.5	$ -	$ 1.1	$ -	1	-
U.S. corporate, state and
municipalities	843.7	219.9	34.1	57.8	169	37
Foreign	479.5	146.5	23.5	42.9	98	29
Residential mortgage-backed	647.4	361.0	46.9	122.2	119	140
Commercial mortgage-backed	729.0	448.2	49.5	205.8	61	49
Other asset-backed	191.2	295.5	13.4	148.7	41	89
Total	$ 3,276.3	$ 1,471.1	$ 168.5	$ 577.4	489	344

2008
U.S. Treasuries	$ 483.7	$ -	$ 0.9	$ -	4	-
U.S. government agencies
and authorities	13.8	-	1.2	-	4	-
U.S. corporate, state and
municipalities	2,659.5	1,305.4	178.9	393.0	555	336
Foreign	1,392.8	785.3	102.6	232.8	229	173
Residential mortgage-backed	1,612.2	576.0	100.4	166.3	229	99
Commercial mortgage-backed	533.9	1,030.3	51.0	319.5	73	89
Other asset-backed	324.0	455.1	25.0	189.9	69	108
Total	$ 7,019.9	$ 4,152.1	$ 460.0	$ 1,301.5	1,163	805

During the nine months ended September 30, 2009, unrealized capital losses on fixed maturities decreased by $1,015.6 primarily due to a narrowing of credit spreads since
2008 and the derecognition of 80% of the Alt-A RMBS securities owned by the
Company as a result of the Alt-A transaction with the Dutch State.

At September 30, 2009 and December 31, 2008, the Company held 1 and 8 fixed maturities, respectively, with unrealized capital losses in excess of $10.0. The unrealized capital losses on these fixed maturities equaled $11.6, or 1.6% of the total unrealized capital losses, as of September 30, 2009. The unrealized capital losses on these fixed maturities equaled $206.3, or 11.7% of the total unrealized capital losses, as of
December 31, 2008.

38

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

All securities with fair values less than amortized cost are included in the Company’s other-than-temporary impairment analysis, and impairments were recognized as disclosed in “Other-Than-Temporary Impairments,” which follows this section. Management determined that no additional recognition of the unrealized loss as an other-than-
temporary impairment was necessary.

Other-Than-Temporary Impairments

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis.
Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer’s financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

When assessing the Company’s intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost (“intent impairment”) the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Condensed Consolidated Statements of Operations as an other-than-temporary impairment (“OTTI”). If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected (“credit impairment”) and the amount related to other factors (“noncredit impairment”). The credit impairment is recorded in Net realized capital gains (losses) on the Condensed Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Condensed Consolidated Balance
Sheets in accordance with the requirements of ASC Topic 320.

In order to determine the amount of the OTTI that is considered a credit impairment, the
Company estimates the recovery value by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield for a fixed rate security or current coupon yield for a floating rate security.

39

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

The following tables identify the Company’s credit and intent impairments included in the Condensed Consolidated Statements of Operations, excluding noncredit impairments included in Other comprehensive income (loss), by type for the three and nine months ended September 30, 2009 and 2008.

	Three Months Ended September 30,
	2009		2008
		No. of		No. of
	Impairment	Securities	Impairment	Securities
U.S. corporate	$ 3.0	1	$ 161.2	91
Foreign(1)	1.8	7	42.3	29
Residential mortgage-backed	3.3	31	32.2	16
Other asset-backed	2.2	9	24.3	12
Limited partnerships	-	-	1.2	2
Equity securities	-	-	13.2	4
Mortgage loans on real estate	4.3	1	1.4	1
Total	$ 14.6	49	$ 275.8	155
(1) Primarily U.S. dollar denominated.

	Nine Months Ended September 30,
	2009		2008
		No. of		No. of
	Impairment	Securities	Impairment	Securities
U.S. Treasuries	$ 152.0	18	$ -	-
U.S. corporate	37.0	52	197.7	166
Foreign(1)	46.6	36	57.5	56
Residential mortgage-backed	47.6	85	65.6	37
Other asset-backed	24.2	31	45.2	34
Limited partnerships	15.0	16	2.3	3
Equity securities	18.5	8	16.9	6
Mortgage loans on real estate	4.3	1	3.8	1
Total	$ 345.2	247	$ 389.0	303

(1) Primarily U.S. dollar denominated.

The above schedules include $10.3 and $84.1 for the three and nine months ended
September 30, 2009, respectively, and $82.2 and $126.9 for the three and nine months ended September 30, 2008, respectively, in other-than-temporary write-downs related to credit impairments, which are recognized in earnings. The remaining write-downs reflected in the schedules above are related to intent impairments.

40

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

The following tables summarize these intent impairments, which are also recognized in earnings, by type for the three and nine months ended September 30, 2009 and 2008.

	Three Months Ended September 30,
	2009		2008
		No. of		No. of
	Impairment	Securities	Impairment	Securities
U.S. corporate	$ 3.0	1 $	116.7	73
Foreign(1)	1.3	5	29.2	25
Residential mortgage-backed	-	-	23.8	6
Other asset-backed	-	-	23.9	7
Total	$ 4.3	6 $	193.6	111
(1) Primarily U.S. dollar denominated.

	Nine Months Ended September 30,
	2009		2008
		No. of		No. of
	Impairment	Securities	Impairment	Securities
U.S. Treasuries	$ 152.0	18	$ -	-
U.S. corporate	28.2	36	140.9	137
Foreign(1)	44.6	33	43.7	51
Residential mortgage-backed	22.5	8	37.1	10
Other asset-backed	13.8	6	40.4	18
Total	$ 261.1	101	$ 262.1	216
(1) Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the
Company’s previous intent to continue holding a security.

41

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the noncredit impairments recognized in Other comprehensive income (loss) by type for the three and nine months ended September 30,
2009.

	Three Months Ended		Nine Months Ended
	September 30, 2009		September 30, 2009
		No. of		No. of
	Impairment	Securities	Impairment	Securities
U.S. corporate	$ -	-	$ 3.6	1
Foreign(1)	-	-	0.1	3
Residential mortgage-backed	5.2	18	15.4	11
Other asset-backed	1.7	7	2.1	11
Total	$ 6.9	25	$ 21.2	26

(1) Primarily U.S. dollar denominated.

The remaining fair value of fixed maturities with other-than-temporary impairments as of
September 30, 2009 and 2008 was $2,658.1 and $1,479.2, respectively.

The following table identifies the amount of credit impairments on fixed maturities held by the Company as of the dates indicated, for which a portion of the OTTI loss was recognized in Other comprehensive income (loss), and the corresponding changes in such amounts.

Three Months Ended
September 30, 2009
Balance at July 1, 2009	$ 29.7
Reduction for securities which matured, paid down, prepaid or were
sold during the period	(0.6)
Additional impairments recognized in the current period on securities
not previously impaired	2.5
Additional credit loss impairments recognized in the current period
on securities previously impaired	2.2
Balance at September 30, 2009	$ 33.8

42

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

Nine Months Ended
September 30, 2009
Balance at April 1, 2009(1)	$ 25.1
Reduction for securities which matured, paid down, prepaid or were
sold during the period	(0.9)
Additional impairments recognized in the current period on securities
not previously impaired	3.4
Additional credit loss impairments recognized in the current period
on securities previously impaired	6.2
Balance at September 30, 2009	$ 33.8

(1)	Represent credit losses remaining in Retained Earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320, on April 1, 2009.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to credit-related and intent-related other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains
(losses) on investments were as follows for the three and nine months ended
September 30, 2009 and 2008.

	Three Months Ended September 30,
	2009	2008
Fixed maturities, available-for-sale, including net OTTI
of $(10.3) in 2009	$ 84.2	$ (316.4)
Equity securities, available-for-sale	10.4	(7.3)
Derivatives	(38.5)	2.2
Other investments, including net OTTI of $(4.3) in 2009	(2.1)	(1.7)
Less: allocation to experience-rated contracts, including
net OTTI of $3.6 in 2009	69.0	(198.5)
Net realized capital losses	$ (15.0)	$ (124.7)
After-tax net realized capital gains (losses), including tax valuation
allowance of $11.7 for 2009 and $(118.4) for 2008	$ 1.9	$ (199.5)

43

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

	Nine Months Ended September 30,
	2009	2008
Fixed maturities, available-for-sale, including net OTTI
of $(307.4) in 2009	$ (15.5)	$ (414.5)
Equity securities, available-for-sale, including net OTTI
of $(18.5) in 2009	(3.2)	(12.3)
Derivatives	(176.6)	(79.6)
Other investments, including net OTTI of $(19.3) in 2009	(13.2)	(4.8)
Less: allocation to experience-rated contracts, including
net OTTI of $(166.2) in 2009	(9.2)	(233.6)
Net realized capital losses	$ (199.3)	$ (277.6)
After-tax net realized capital losses, including tax valuation
allowance of $113.2 for 2009 and $(118.4) for 2008	$ (16.3)	$ (298.8)

The decline in Net realized capital losses for the three and nine months ended
September 30, 2009, was primarily due to a decline in losses on fixed maturities, as their value increased as average interest rates declined in comparison with the same periods of
2008. In addition, the year-to-date losses also declined due to a decrease in impairments partially due to the implementation of new US GAAP guidance on impairments in the second quarter of 2009 which resulted in the transfer of noncredit related impairments to
Other comprehensive income (loss). The year-to-date results include a gain of $206.2 recognized in the first quarter of 2009 on the transfer of an 80% interest in the
Company’s Alt-A residential mortgage-backed securities to the Dutch State. These gains were partially offset by losses on futures and interest rate swaps, driven by improvements in equity market conditions and lower LIBOR rates.

Net realized capital gains (losses) allocated to experience-rated contracts are deducted from Net realized capital gains (losses), with an offsetting amount reflected in Future policy benefits and claims reserves on the Condensed Consolidated Balance Sheets.
During 2008 and continuing in 2009, as a result of the economic environment, which resulted in significant realized losses associated with experience-rated contracts, the
Company accelerated amortization of realized losses rather than reflecting these losses in
Future policy benefits and claims reserves. For the nine months ended September 30,
2009 and 2008, the Company fully amortized $9.2 and $213.5, respectively, of net unamortized realized capital losses allocated to experience-rated contractowners, which are reflected in Interest credited and other benefits to contractowners in the Condensed
Consolidated Statements of Operations.

44

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross realized gains and losses, excluding those related to experience-rated contracts, as appropriate, were as follows for the nine months ended September 30, 2009 and 2008.

	2009	2008
Proceeds on sales	$ 4,025.7 $	4,864.6
Gross gains	200.3	47.3
Gross losses	82.1	127.1

6. Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the nine months ended September 30, 2009 and
2008.

	2009	2008
Balance at January 1	$ 865.5	$ 728.6
Deferrals of commissions and expenses	83.8	133.0
Amortization:
Amortization	(15.4)	(100.1)
Interest accrued at 5% to 7%	42.8	37.4
Net amortization included in Condensed Consolidated
Statements of Operations	27.4	(62.7)
Change in unrealized capital (gains) losses on
available-for-sale securities	(89.4)	13.4
Balance at September 30	$ 887.3	$ 812.3

Activity within value of business acquired (“VOBA”) was as follows for the nine months ended September 30, 2009 and 2008.

	2009	2008
Balance at January 1	$ 1,832.5	$ 1,253.2
Deferrals of commissions and expenses	26.6	25.3
Amortization:
Amortization	(123.5)	(153.6)
Interest accrued at 5% to 7%	53.9	58.8
Net amortization included in Condensed Consolidated
Statements of Operations	(69.6)	(94.8)
Change in unrealized capital (gains) losses on
available-for-sale securities	(756.6)	483.4
Balance at September 30	$ 1,032.9	$ 1,667.1

During the nine months ended September 30, 2009, the Company revised and unlocked the assumptions related to future mortality and expense charges and mutual fund revenue,

45

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

leading to higher estimated future gross profits.	These revisions resulted in a $43.
decrease in amortization of DAC and VOBA.

During the nine months ended September 30, 2008, the Company recognized an increase in amortization of DAC and VOBA of $36.9 due to the unlocking resulting from the revisions of certain assumptions used in the estimation of gross profits.

7. Capital Contributions and Dividends

During the nine months ended September 30, 2009, ILIAC received a $365.0 capital contribution from its Parent. During the nine months ended September 30, 2008, ILIAC did not receive any capital contributions from its Parent.

During the nine months ended September 30, 2009 and 2008, ILIAC did not pay any dividends on its common stock to its Parent.

8. Income Taxes

The Company’s effective tax rates for the three months ended September 30, 2009 and
2008 were 33.5% and 6.4%, respectively. The effective tax rate for the nine months ended September 30, 2009 and 2008 were (8.0)% and 16.6%, respectively. The effective rates differ from the expected rate primarily due to the following items:

	Three Months Ended September 30,
	2009		2008
Statutory rate		35.0%	35.0%
Dividend received deduction		3.2%	(0.6)%
Audit Settlement		-	4.9%
State taxes		-	(1.7)%
Valuation allowance		(5.4)%	(30.0)%
Other, net		0.7%	(1.2)%
Effective rate at September 30		33.5%	6.4%

	Nine Months Ended September 30,
	2009	2008
Statutory rate	35.0%	35.0%
Dividend received deduction	(0.3)%	2.6%
Audit Settlement	-	6.3%
State taxes	-	(1.5)%
Valuation allowance	(43.4)%	(25.3)%
Other, net	0.7%	(0.5)%
Effective rate at September 30	(8.0)%	16.6%

46

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of September 30, 2009 and December 31, 2008, the Company had a
tax valuation allowance of $137.5 and $328.0, respectively, related to realized capital losses. The change from December 31, 2008 to September 30, 2009 in tax valuation allowance consists of: (a) $(113.2) related to realized capital losses, which is included in
Net income (loss) and, (b) the impact of adoption of new US GAAP guidance on impairments, included in ASC Topic 320, of $(77.3), which was transferred to
Accumulated other comprehensive income (loss). Additionally, at September 30, 2009, the Company had a tax valuation allowance of $11.3 related to unrealized capital losses, which is included in Other comprehensive income (loss). At December 31, 2008, the
Company did not have any tax valuation allowance related to unrealized capital losses.
As of September 30, 2009, the tax valuation allowance on unrealized capital losses included $77.3, which was reclassified from beginning Retained earnings to Other comprehensive income (loss) under ASC Topic 320.

Unrecognized Tax Benefits

A reconciliation of the change in the unrecognized income tax benefits for the nine months ended September 30, 2009 is as follows:

Balance at January 1, 2009	$ 22.1
Additions for tax positions related to current year	0.7
Additions for tax positions related to prior years	10.6
Reductions for tax positions related to prior years	(1.1)
Balance at September 30, 2009	$ 32.3

The Company had $23.1 of unrecognized tax benefits as of September 30, 2009 and
December 31, 2008 that would affect the Company’s effective tax rate if recognized.

Tax Regulatory Matters

The Internal Revenue Service (“IRS”) is currently examining tax years 2004 through
2009, and the Company is subject to state audit in New York for tax years 2001 through
2006. It is anticipated that the IRS audit of tax years 2004 through 2008 and the New
York audit of tax years 2001 through 2006 will be finalized within the next twelve months. Upon finalization of the IRS and New York examinations, it is reasonably possible that the unrecognized tax benefits will decrease by up to $17.4. The timing of the payment of the remaining allowance of $14.5 cannot be reliably estimated. The
Company and the IRS have agreed to participate in the Compliance Assurance Program
(“CAP”) for tax years 2008 and 2009.

47

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

9. Related Party Transactions

Property and Equipment

During the second quarter of 2009, ING’s U.S. life insurance companies, including the
Company, sold a portion of its property and equipment in a sale/leaseback transaction to an affiliate, ING North America Insurance Corporation (“NAC”). The fixed assets involved in the sale were capitalized assets generally depreciated over the expected useful lives and software in development. Since the assets were being depreciated using expected useful lives, the current net book value reasonably approximated the current fair value of the assets being transferred. The fixed assets sold to NAC by the Company totaled $17.4.

10. Subsequent Events

On October 26, 2009, ING announced the key components of the final Restructuring Plan
ING submitted to the EC as part of the process to receive EC approval for the state aid granted to ING by the Dutch State in the form of EUR 10 billion Core Tier 1 securities issued on November 12, 2008 and the ING-Dutch State Transaction. As part of the
Restructuring Plan, ING has agreed to separate its banking and insurance businesses by
2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation, including initial public offerings, sales or combinations thereof. ING has also reached an agreement with the Dutch State to alter the repayment terms of the Core Tier 1 securities in order to facilitate early repayment, and intends to repurchase in December 2009 EUR 5 billion of the total EUR 10 billion Core Tier 1 securities issued to the Dutch State. In order to obtain approval from the EC on ING’s Restructuring Plan, ING has also agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the
Back-Up Facility. In total, these extra payments will amount to a net present value of
EUR 1.3 billion, which will be recorded by ING as a one-time pre-tax charge in the fourth quarter of 2009. The terms of the ING-Dutch State Transaction which closed on
March 31, 2009, including the transfer price of the Alt-A RMBS securities, will remain unaltered and the additional payments will not be borne by the Company or any other
ING U.S. subsidiaries. In order to finance the repayment of the Core Tier 1 securities and the associated costs as well as to mitigate the capital impact of the additional payments for the Back-Up Facility, ING plans to launch a capital increase without preferential subscription rights for holders of (bearer depositary receipts for) ordinary shares of up to
EUR 7.5 billion. Proceeds of the issue in excess of the above amounts will be used to strengthen ING’s capital position. The separation of insurance and banking operations and the proposed rights issue will be presented for authorization at an Extraordinary
General Meeting (“EGM”) of ING Shareholders, which is scheduled for November 25,

48

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

2009. ING has finalized negotiations with the EC on the Restructuring Plan and formal
EC approval is expected before the EGM in November 2009.

On October 27, 2009, subsequent to the announcement of the Restructuring Plan, the insurance financial strength ratings of the Company and ING’s other primary U.S insurance companies were downgraded by Moody’s Investors Service, Inc. to A2 from
A1 and by Fitch Ratings Ltd to A- from A.

11. Benefit Plans

Changes to Other Benefit Plans

The Company, in conjunction with NAC, provides certain supplemental healthcare benefits to retired employees and eligible dependents. Beginning August 1, 2009, the
Company moved from self-insuring these costs and began to use a private-fee-for-service
Medicare Advantage program for post-Medicare eligible retired participants. The
Company subsidizes a portion of the monthly per-participant premium.

In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The
Company continues to offer access to medical coverage until retirees become eligible for
Medicare. The discontinued subsidy resulted in a release of a previously accrued immaterial liability for any active employees age 50 or older.

12. Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING America Insurance
Holdings, Inc. (“ING AIH”), an affiliate, to facilitate the handling of unanticipated short-
term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow from the other up to 3% of the Company’s statutory admitted assets as of the preceding December 31. Interest on any Company borrowing is charged at the rate of ING AIH’s cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company incurred an immaterial amount of interest expense for the three and nine months ended September 30, 2009, respectively. The Company

49

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

incurred an immaterial amount of interest expense for the three months and $0.2 for the nine months ended September 30, 2008, respectively. The Company earned interest income of $0.3 and $0.9 for the three and nine months ended September 30, 2009, respectively, and $1.2 and $2.3 for the three and nine months ended September 30, 2008, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Condensed Consolidated Statements of
Operations. As of September 30, 2009, the Company had a $257.2 receivable from ING
AIH under this agreement, and no amounts outstanding as of December 31, 2008.

For information on the Company’s additional financing agreements, see the Financing
Agreements footnote to the Consolidated Financial Statements included in the
Company’s 2008 Annual Report on Form 10-K.

13. Commitments and Contingent Liabilities

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At September 30, 2009, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $429.4, of which $234.7 was with related parties.
At December 31, 2008, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $353.3, of which $253.7 was with related parties.
During the three and nine months ended September 30, 2009, $5.1 and $29.6, respectively, were funded to related parties under these commitments.

Collateral

Under the terms of the Company’s Over-The-Counter Derivative ISDA Agreements
(“ISDA Agreements”), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the
CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of September 30, 2009 and December 31, 2008, the
Company held $4.3 and $4.4, respectively, of cash collateral, which was included in
Payables under securities loan agreement, including collateral held, on the Condensed
Consolidated Balance Sheets. In addition, as of September 30, 2009 and December 31,
2008, the Company delivered collateral of $138.4 and $93.4, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Condensed Consolidated Balance Sheets.

50

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company’s operations or financial position.

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the
Company and its affiliates have been and are providing full cooperation. For information on the focus of such regulatory inquiries and the actions undertaken by ING in connection therewith, see the Other Regulatory Matters section of the Commitments and
Contingent Liabilities footnote to the Consolidated Financial Statements included in the
Company’s 2008 Annual Report on Form 10-K.

14. Restructuring Charges

2008 CitiStreet Integration and Expense and Staff Reductions

During the third quarter of 2008, integration initiatives related to the acquisition of
CitiStreet LLC, now known as ING Institutional Plan Services, LLC, by Lion, which provided significant operational and information technology efficiencies to ING’s U.S.
retirement services businesses, including the Company, resulted in the recognition of integration and restructuring costs. In addition, the Company implemented an expense reduction program for the purpose of streamlining its overall operations. The restructuring charges related to these expense reduction and integration initiatives include severance and other employee benefits and lease abandonment costs, which are included in Operating Expenses on the Condensed Consolidated Statements of Operations.

51

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

On January 12, 2009, ING announced expense and staff reductions across all U.S.
operations, which resulted in the elimination of 87 current and open positions in the
Company. Due to the staff reductions, curtailment of pension benefits occurred during the first quarter of 2009, which resulted in the recognition of a loss related to unrecognized prior service costs. For the nine months ended September 30, 2009, the
Company incurred $5.0 and $0.6 in charges related to employee severance and termination benefits and pension plan curtailment costs, respectively, and $10.6 in payments were made during the same period. The total restructuring reserve outstanding was $3.3 at September 30, 2009.

15. Accumulated Other Comprehensive Income (Loss)

Shareholder’s equity included the following components of Accumulated other comprehensive income (loss) as of September 30, 2009 and 2008.

	2009	2008
Net unrealized capital gains (losses):
Fixed maturities, available-for-sale; including OTTI of $(20.8)
and $(238.8) of cumulative effect of change in accounting
principle in 2009	$ 95.6	$ (1,120.5)
Equity securities, available-for-sale	12.0	(41.2)
DAC/VOBA adjustment on available-for-sale securities,
including $134.0 of cumulative effect of change in
accounting principle in 2009	(61.1)	504.6
Sales inducements adjustment on available-for-sale securities	0.3	(3.5)
Other investments	-	(0.2)
Unrealized capital losses, before tax	46.8	(660.8)
Deferred income tax asset (includes $30.4 of cumulative
effect of change in accounting principle in 2009)	(23.2)	231.3
Deferred tax asset valuation allowance (includes $(77.3) of
cumulative effect of change in accounting principle in 2009)	(11.3)	-
Net unrealized capital gains (losses)	12.3	(429.5)
Pension liability, net of tax	(12.5)	(5.4)
Accumulated other comprehensive loss	$ (0.2)	$ (434.9)

On April 1, 2009, the Company adopted new US GAAP guidance on impairments, included in ASC Topic 320. As prescribed by this accounting guidance, noncredit impairments, reflecting the portion of the impairment between the present value of future cash flows and fair value, were recognized in Other comprehensive income (loss). As of
September 30, 2009, net unrealized capital gains (losses) on available-for-sale fixed maturities included $20.8 of noncredit impairments. In addition, a cumulative transfer of noncredit impairments of $(151.7), after considering the effects of DAC of $134.0 and income taxes of $(46.9), was made from beginning retained earnings to Accumulated other comprehensive income (loss) as of April 1, 2009.

52

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollar amounts in millions, unless otherwise stated)

During 2008, as a result of the current market conditions, the Company reflected net unrealized capital losses allocated to experience-rated contracts in Shareholder’s equity on the Condensed Consolidated Balance Sheets rather than Future policy benefits and claims reserves. At September 30, 2009 and 2008, there are no net unrealized losses allocated to experience-rated contracts.

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, as recognized in Accumulated other comprehensive income
(loss), reported net of DAC, VOBA, and income taxes, were as follows for the nine months ended September 30, 2009 and 2008.

	2009	2008
Net unrealized capital holding gains (losses) arising
during the period(1)	$ 652.6	$ (644.6)
Less: reclassification adjustment for gains (losses) and other
items included in Net income (loss)(2)	164.9	(237.5)
Net change in unrealized capital gains (losses) on securities	$ 487.7	$ (407.1)
(1) Pretax net unrealized capital holding gains (losses) arising during the period were $959.0 and $(991.7) for the nine months ended September 30, 2009 and 2008, respectively.

(2) Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $242.3 and
$(365.4) for the nine months ended September 30, 2009 and 2008, respectively.

The reclassification adjustments for gains (losses) and other items included in Net income
(loss) in the above table are determined by specific identification of each security sold during the period.

The following table identifies the amount of noncredit impairments on fixed maturities recognized in Other comprehensive income (loss) as of the dates indicated.

2009
Balance at April 1, 2009(1)	$ -
Additional noncredit impairments recognized in the current
period on securities not previously impaired	22.0
Additional noncredit impairments recognized in the current
period on securities previously impaired	0.3
Reduction for securities with additional credit impairments in the
current period	(1.1)
Reduction for securities which matured, paid down, prepaid,
or were sold during the period(2)	(0.4)
Balance at September 30, 2009	$ 20.8

(1)	New guidance on recognition and presentation of OTTI, included in ASC Topic 320, was adopted on April 1, 2009.
(2)	Represents realization of noncredit impairments to Net income (loss).

53

FINANCIAL STATEMENTS
Variable Annuity Account B of
ING Life Insurance and Annuity Company
Year ended December 31, 2008
with Report of Independent Registered Public Accounting Firm

S-1

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VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year ended December 31, 2008

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting
Variable Annuity Account B of ING Life Insurance and Annuity Company (the “Account”) as of
December 31, 2008, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:	ING Investors Trust (continued):
AIM V.I. Capital Appreciation Fund - Series I Shares	ING JPMorgan Emerging Markets Equity Portfolio - Institutional
AIM V.I. Core Equity Fund - Series I Shares	Class
Calvert Variable Series, Inc.:	ING JPMorgan Emerging Markets Equity Portfolio - Service
Calvert Social Balanced Portfolio	Class
Federated Insurance Series:	ING JPMorgan Small Cap Core Equity Portfolio - Institutional
Federated American Leaders Fund II - Primary Shares	Class
Federated Capital Income Fund II	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Federated Equity Income Fund II	ING JPMorgan Value Opportunities Portfolio - Institutional
Federated Fund for U.S. Government Securities II	Class
Federated High Income Bond Fund II - Primary Shares	ING JPMorgan Value Opportunities Portfolio - Service Class
Federated International Equity Fund II	ING Julius Baer Foreign Portfolio - Service Class
Federated Mid Cap Growth Strategies Fund II	ING Legg Mason Value Portfolio - Institutional Class
Federated Prime Money Fund II	ING Legg Mason Value Portfolio - Service Class
Fidelity® Variable Insurance Products:	ING LifeStyle Aggressive Growth Portfolio - Service Class
Fidelity® VIP Equity-Income Portfolio - Initial Class	ING LifeStyle Growth Portfolio - Service Class
Fidelity® VIP Growth Portfolio - Initial Class	ING LifeStyle Moderate Growth Portfolio - Service Class
Fidelity® VIP High Income Portfolio - Initial Class	ING LifeStyle Moderate Portfolio - Service Class
Fidelity® VIP Overseas Portfolio - Initial Class	ING Lord Abbett Affiliated Portfolio - Institutional Class
Fidelity® Variable Insurance Products II:	ING Lord Abbett Affiliated Portfolio - Service Class
Fidelity® VIP Contrafund® Portfolio - Initial Class	ING Marsico Growth Portfolio - Service Class
Fidelity® VIP Index 500 Portfolio - Initial Class	ING Marsico International Opportunities Portfolio - Service
Fidelity® Variable Insurance Products V:	Class
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	ING MFS Total Return Portfolio - Institutional Class
Franklin Templeton Variable Insurance Products Trust:	ING MFS Total Return Portfolio - Service Class
Franklin Small Cap Value Securities Fund - Class 2	ING MFS Utilities Portfolio - Service Class
ING GET Fund:	ING Mid Cap Growth Portfolio - Service Class
ING GET Fund - Series U	ING Oppenheimer Main Street Portfolio® - Institutional Class
ING GET Fund - Series V	ING Oppenheimer Main Street Portfolio® - Service Class
ING Investors Trust:	ING PIMCO High Yield Portfolio - Service Class
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class
ING American Funds Growth Portfolio	ING Pioneer Fund Portfolio - Institutional Class
ING American Funds Growth-Income Portfolio	ING Pioneer Mid Cap Value Portfolio - Institutional Class
ING American Funds International Portfolio	ING Pioneer Mid Cap Value Portfolio - Service Class
ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service
ING Evergreen Health Sciences Portfolio - Service Class	Class
ING Evergreen Omega Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Service Class
ING FMRSM Diversified Mid Cap Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class
ING FMRSM Diversified Mid Cap Portfolio - Service Class	ING UBS U.S. Allocation Portfolio - Service Class
ING Franklin Income Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Institutional Class
ING Franklin Mutual Shares Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class
ING Global Real Estate Portfolio - Institutional Class	ING Van Kampen Large Cap Growth Portfolio - Institutional
ING Global Real Estate Portfolio - Service Class	Class
ING Global Resources Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service Class
ING Janus Contrarian Portfolio - Service Class

ING Investors Trust (continued):	ING Variable Insurance Trust (continued):
ING VP Index Plus International Equity Portfolio - Institutional	ING GET U.S. Core Portfolio - Series 9
Class	ING GET U.S. Core Portfolio - Series 10
ING VP Index Plus International Equity Portfolio - Service Class	ING GET U.S. Core Portfolio - Series 11
ING Wells Fargo Disciplined Value Portfolio - Service Class	ING GET U.S. Core Portfolio - Series 12
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING GET U.S. Core Portfolio - Series 13
ING Partners, Inc.:	ING GET U.S. Core Portfolio - Series 14
ING American Century Large Company Value Portfolio - Service	ING Variable Portfolios, Inc.:
Class	ING BlackRock Global Science and Technology Portfolio -
ING American Century Small-Mid Cap Value Portfolio - Service	Class I
Class	ING International Index Portfolio - Class I
ING Baron Asset Portfolio - Service Class	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio -
ING Baron Small Cap Growth Portfolio - Service Class	Class I
ING Columbia Small Cap Value II Portfolio - Service Class	ING Opportunistic Large Cap Growth Portfolio - Class I
ING Davis New York Venture Portfolio - Service Class	ING Opportunistic Large Cap Value Portfolio - Class I
ING JPMorgan International Portfolio - Initial Class	ING Opportunistic Large Cap Value Portfolio - Class S
ING JPMorgan Mid Cap Value Portfolio - Service Class	ING RussellTM Large Cap Index Portfolio - Class I
ING Legg Mason Partners Aggressive Growth Portfolio - Initial	ING RussellTM Mid Cap Index Portfolio - Class I
Class	ING RussellTM Small Cap Index Portfolio - Class I
ING Lord Abbett U.S. Government Securities Portfolio - Initial	ING VP Index Plus LargeCap Portfolio - Class I
Class	ING VP Index Plus MidCap Portfolio - Class I
ING Neuberger Berman Partners Portfolio - Initial Class	ING VP Index Plus SmallCap Portfolio - Class I
ING Neuberger Berman Partners Portfolio - Service Class	ING VP Small Company Portfolio - Class I
ING Neuberger Berman Regency Portfolio - Service Class	ING Variable Products Trust:
ING OpCap Balanced Value Portfolio - Service Class	ING VP Financial Services Portfolio - Class I
ING Oppenheimer Global Portfolio - Initial Class	ING VP High Yield Bond Portfolio - Class I
ING Oppenheimer Strategic Income Portfolio - Initial Class	ING VP International Value Portfolio - Class I
ING Oppenheimer Strategic Income Portfolio - Service Class	ING VP MidCap Opportunities Portfolio - Class I
ING PIMCO Total Return Portfolio - Service Class	ING VP MidCap Opportunities Portfolio - Class S
ING Pioneer High Yield Portfolio - Initial Class	ING VP Real Estate Portfolio - Class I
ING Solution 2015 Portfolio - Service Class	ING VP SmallCap Opportunities Portfolio - Class I
ING Solution 2025 Portfolio - Service Class	ING VP SmallCap Opportunities Portfolio - Class S
ING Solution 2035 Portfolio - Service Class	ING VP Balanced Portfolio, Inc.:
ING Solution 2045 Portfolio - Service Class	ING VP Balanced Portfolio - Class I
ING Solution Income Portfolio - Service Class	ING VP Intermediate Bond Portfolio:
ING T. Rowe Price Diversified Mid Cap Growth Portfolio -	ING VP Intermediate Bond Portfolio - Class I
Initial Class	ING VP Money Market Portfolio:
ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING VP Money Market Portfolio - Class I
ING Templeton Foreign Equity Portfolio - Initial Class	Janus Aspen Series:
ING Templeton Foreign Equity Portfolio - Service Class	Janus Aspen Series Balanced Portfolio - Institutional Shares
ING Thornburg Value Portfolio - Initial Class	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	Janus Aspen Series Large Cap Growth Portfolio - Institutional
ING UBS U.S. Small Cap Growth Portfolio - Service Class	Shares
ING Van Kampen Comstock Portfolio - Service Class	Janus Aspen Series Mid Cap Growth Portfolio - Institutional
ING Van Kampen Equity and Income Portfolio - Initial Class	Shares
ING Strategic Allocation Portfolios, Inc.:	Janus Aspen Series Worldwide Growth Portfolio - Institutional
ING VP Strategic Allocation Conservative Portfolio - Class I	Shares
ING VP Strategic Allocation Growth Portfolio - Class I	Lord Abbett Series Fund, Inc.:
ING VP Strategic Allocation Moderate Portfolio - Class I	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
ING Variable Funds:	Oppenheimer Variable Account Funds:
ING VP Growth and Income Portfolio - Class I	Oppenheimer Global Securities/VA
ING Variable Insurance Trust:	Oppenheimer Main Street Fund®/VA
ING GET U.S. Core Portfolio - Series 1	Oppenheimer Main Street Small Cap Fund®/VA
ING GET U.S. Core Portfolio - Series 2	Oppenheimer Mid Cap Fund/VA
ING GET U.S. Core Portfolio - Series 3	PIMCO Variable Insurance Trust:
ING GET U.S. Core Portfolio - Series 4	PIMCO Real Return Portfolio - Administrative Class
ING GET U.S. Core Portfolio - Series 5	Pioneer Variable Contracts Trust:
ING GET U.S. Core Portfolio - Series 6	Pioneer Emerging Markets VCT Portfolio - Class I
ING GET U.S. Core Portfolio - Series 7	Pioneer High Yield VCT Portfolio - Class I
ING GET U.S. Core Portfolio - Series 8

Wanger Advisors Trust:
Wanger International
Wanger Select
Wanger USA

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight
Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account B of ING
Life Insurance and Annuity Company at December 31, 2008, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 12, 2009

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	AIM V.I.			Federated
	Capital			American
	Appreciation	AIM V.I. Core	Calvert Social	Leaders	Federated
	Fund - Series I	Equity Fund -	Balanced	Fund II -	Capital Income
	Shares	Series I Shares	Portfolio	Primary Shares	Fund II

Assets
Investments in mutual funds
at fair value	$ 523	$ 1,084	$ 1,172	$ 8,770	$ 1,491

Total assets	523	1,084	1,172	8,770	1,491

Net assets	$ 523	$ 1,084	$ 1,172	$ 8,770	$ 1,491

Net assets
Accumulation units	$ 470	$ 829	$ 1,172	$ 8,746	$ 1,485
Contracts in payout (annuitization)
period	53	255	-	24	6

Total net assets	$ 523	$ 1,084	$ 1,172	$ 8,770	$ 1,491

Total number of shares	30,979	54,871	939,251	1,077,446	205,590

Cost of shares	$ 802	$ 1,454	$ 1,722	$ 17,065	$ 1,806

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

Federated
		Federated Fund	High Income		Federated Mid
	Federated	for U.S.	Bond Fund II -	Federated	Cap Growth
	Equity Income	Government	Primary	International	Strategies
	Fund II	Securities II	Shares	Equity Fund II	Fund II

Assets
Investments in mutual funds
at fair value	$ 2,394	$ 1,916	$ 3,488	$ 1,384	$ 2,540

Total assets	2,394	1,916	3,488	1,384	2,540

Net assets	$ 2,394	$ 1,916	$ 3,488	$ 1,384	$ 2,540

Net assets
Accumulation units	$ 2,329	$ 1,916	$ 3,461	$ 1,373	$ 2,540
Contracts in payout (annuitization)
period	65	-	27	11	-

Total net assets	$ 2,394	$ 1,916	$ 3,488	$ 1,384	$ 2,540

Total number of shares	219,797	167,297	693,477	136,985	199,351

Cost of shares	$ 2,698	$ 1,872	$ 5,140	$ 1,715	$ 3,864

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

		Fidelity® VIP	Fidelity® VIP	Fidelity® VIP	Fidelity® VIP
	Federated	Equity-Income	Growth	High Income	Overseas
	Prime Money	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Fund II	Initial Class	Initial Class	Initial Class	Initial Class

Assets
Investments in mutual funds
at fair value	$ 1,747	$ 61,149	$ 7,951	$ 69	$ 4,584

Total assets	1,747	61,149	7,951	69	4,584

Net assets	$ 1,747	$ 61,149	$ 7,951	$ 69	$ 4,584

Net assets
Accumulation units	$ 1,747	$ 61,149	$ 7,951	$ -	$ 4,584
Contracts in payout (annuitization)
period	-	-	-	69	-

Total net assets	$ 1,747	$ 61,149	$ 7,951	$ 69	$ 4,584

Total number of shares	1,746,537	4,639,512	337,914	17,513	376,673

Cost of shares	$ 1,747	$ 109,716	$ 11,518	$ 106	$ 8,246

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

			Fidelity® VIP		ING
	Fidelity® VIP	Fidelity® VIP	Investment	Franklin Small	AllianceBernstein
	Contrafund®	Index 500	Grade Bond	Cap Value	Mid Cap Growth
	Portfolio -	Portfolio -	Portfolio -	Securities	Portfolio - Service
	Initial Class	Initial Class	Initial Class	Fund - Class 2	Class

Assets
Investments in mutual funds
at fair value	$ 109,547	$ 21,722	$ 876	$ 2,729	$ 64

Total assets	109,547	21,722	876	2,729	64

Net assets	$ 109,547	$ 21,722	$ 876	$ 2,729	$ 64

Net assets
Accumulation units	$ 109,547	$ 21,722	$ 876	$ 2,729	$ 64
Contracts in payout (annuitization)
period	-	-	-	-	-

Total net assets	$ 109,547	$ 21,722	$ 876	$ 2,729	$ 64

Total number of shares	7,118,051	218,996	73,980	258,659	8,671

Cost of shares	$ 191,205	$ 26,020	$ 941	$ 4,523	$ 135

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

ING BlackRock
		ING American		Large Cap
		Funds	ING American	Growth	ING Evergreen
	ING American	Growth-	Funds	Portfolio -	Health Sciences
	Funds Growth	Income	International	Institutional	Portfolio -
	Portfolio	Portfolio	Portfolio	Class	Service Class

Assets
Investments in mutual funds
at fair value	$ 12,540	$ 11,419	$ 13,434	$ 21,426	$ 666

Total assets	12,540	11,419	13,434	21,426	666

Net assets	$ 12,540	$ 11,419	$ 13,434	$ 21,426	$ 666

Net assets
Accumulation units	$ 11,113	$ 9,867	$ 11,947	$ 19,777	$ 666
Contracts in payout (annuitization)
period	1,427	1,552	1,487	1,649	-

Total net assets	$ 12,540	$ 11,419	$ 13,434	$ 21,426	$ 666

Total number of shares	343,938	438,854	960,283	3,207,530	77,732

Cost of shares	$ 20,825	$ 17,647	$ 20,695	$ 38,760	$ 889

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Evergreen	ING FMRSM
	Omega	Diversified Mid	ING FMRSM	ING Franklin	ING Franklin
	Portfolio -	Cap Portfolio -	Diversified Mid	Income	Mutual Shares
	Institutional	Institutional	Cap Portfolio -	Portfolio -	Portfolio -
	Class	Class	Service Class	Service Class	Service Class

Assets
Investments in mutual funds
at fair value	$ 6,965	$ 13,578	$ 815	$ 3,482	$ 1,885

Total assets	6,965	13,578	815	3,482	1,885

Net assets	$ 6,965	$ 13,578	$ 815	$ 3,482	$ 1,885

Net assets
Accumulation units	$ 6,302	$ 12,340	$ 815	$ 3,482	$ 1,885
Contracts in payout (annuitization)
period	663	1,238	-	-	-

Total net assets	$ 6,965	$ 13,578	$ 815	$ 3,482	$ 1,885

Total number of shares	850,381	1,584,421	95,372	456,959	328,998

Cost of shares	$ 9,094	$ 22,238	$ 1,261	$ 5,046	$ 2,978

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

ING JPMorgan
	ING Global				Emerging
	Real Estate	ING Global	ING Global	ING Janus	Markets Equity
	Portfolio -	Real Estate	Resources	Contrarian	Portfolio -
	Institutional	Portfolio -	Portfolio -	Portfolio -	Institutional
	Class	Service Class	Service Class	Service Class	Class

Assets
Investments in mutual funds
at fair value	$ 1,087	$ 902	$ 6,198	$ 139	$ 3,328

Total assets	1,087	902	6,198	139	3,328

Net assets	$ 1,087	$ 902	$ 6,198	$ 139	$ 3,328

Net assets
Accumulation units	$ 1,087	$ 902	$ 6,198	$ 139	$ 3,328
Contracts in payout (annuitization)
period	-	-	-	-	-

Total net assets	$ 1,087	$ 902	$ 6,198	$ 139	$ 3,328

Total number of shares	152,612	127,230	475,704	17,748	276,430

Cost of shares	$ 1,536	$ 1,671	$ 11,464	$ 186	$ 6,560

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING JPMorgan	ING JPMorgan		ING JPMorgan
	Emerging	Small Cap Core	ING JPMorgan	Value	ING JPMorgan
	Markets	Equity	Small Cap	Opportunities	Value
	Equity	Portfolio -	Core Equity	Portfolio -	Opportunities
	Portfolio -	Institutional	Portfolio -	Institutional	Portfolio -
	Service Class	Class	Service Class	Class	Service Class

Assets
Investments in mutual funds
at fair value	$ 4,184	$ 1,919	$ 102	$ 10,576	$ 1,426

Total assets	4,184	1,919	102	10,576	1,426

Net assets	$ 4,184	$ 1,919	$ 102	$ 10,576	$ 1,426

Net assets
Accumulation units	$ 4,184	$ 1,919	$ 102	$ 10,576	$ 1,426
Contracts in payout (annuitization)
period	-	-	-	-	-

Total net assets	$ 4,184	$ 1,919	$ 102	$ 10,576	$ 1,426

Total number of shares	348,378	226,596	12,093	1,780,401	238,489

Cost of shares	$ 7,454	$ 3,056	$ 155	$ 18,401	$ 2,518

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

		ING Legg		ING LifeStyle
	ING Julius	Mason Value	ING Legg	Aggressive	ING LifeStyle
	Baer Foreign	Portfolio -	Mason Value	Growth	Growth
	Portfolio -	Institutional	Portfolio -	Portfolio -	Portfolio -
	Service Class	Class	Service Class	Service Class	Service Class

Assets
Investments in mutual funds
at fair value	$ 7,156	$ 7,015	$ 162	$ 1,068	$ 4,777

Total assets	7,156	7,015	162	1,068	4,777

Net assets	$ 7,156	$ 7,015	$ 162	$ 1,068	$ 4,777

Net assets
Accumulation units	$ 7,156	$ 6,370	$ 162	$ 1,068	$ 4,777
Contracts in payout (annuitization)
period	-	645	-	-	-

Total net assets	$ 7,156	$ 7,015	$ 162	$ 1,068	$ 4,777

Total number of shares	767,012	2,057,231	47,741	148,749	600,905

Cost of shares	$ 12,444	$ 17,285	$ 413	$ 1,871	$ 7,608

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

ING Lord
	ING LifeStyle		Abbett	ING Lord
	Moderate	ING LifeStyle	Affiliated	Abbett	ING Marsico
	Growth	Moderate	Portfolio -	Affiliated	Growth
	Portfolio -	Portfolio -	Institutional	Portfolio -	Portfolio -
	Service Class	Service Class	Class	Service Class	Service Class

Assets
Investments in mutual funds
at fair value	$ 6,997	$ 7,314	$ 4,020	$ 458	$ 1,285

Total assets	6,997	7,314	4,020	458	1,285

Net assets	$ 6,997	$ 7,314	$ 4,020	$ 458	$ 1,285

Net assets
Accumulation units	$ 6,997	$ 7,314	$ 4,020	$ 458	$ 1,285
Contracts in payout (annuitization)
period	-	-	-	-	-

Total net assets	$ 6,997	$ 7,314	$ 4,020	$ 458	$ 1,285

Total number of shares	845,080	830,231	615,631	69,681	114,337

Cost of shares	$ 10,473	$ 9,900	$ 7,038	$ 778	$ 2,009

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

ING
	ING Marsico	ING MFS Total			Oppenheimer
	International	Return	ING MFS	ING MFS	Main Street
	Opportunities	Portfolio -	Total Return	Utilities	Portfolio® -
	Portfolio -	Institutional	Portfolio -	Portfolio -	Institutional
	Service Class	Class	Service Class	Service Class	Class

Assets
Investments in mutual funds
at fair value	$ 5,138	$ 48,840	$ 1,153	$ 2,161	$ 1,448

Total assets	5,138	48,840	1,153	2,161	1,448

Net assets	$ 5,138	$ 48,840	$ 1,153	$ 2,161	$ 1,448

Net assets
Accumulation units	$ 5,138	$ 48,840	$ 1,153	$ 2,161	$ 1,242
Contracts in payout (annuitization)
period	-	-	-	-	206

Total net assets	$ 5,138	$ 48,840	$ 1,153	$ 2,161	$ 1,448

Total number of shares	670,771	4,114,600	96,914	227,262	119,642

Cost of shares	$ 9,849	$ 70,844	$ 1,682	$ 3,669	$ 2,238

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING		ING Pioneer		ING Pioneer
	Oppenheimer	ING PIMCO	Equity Income	ING Pioneer	Mid Cap Value
	Main Street	High Yield	Portfolio -	Fund Portfolio	Portfolio -
	Portfolio® -	Portfolio -	Institutional	- Institutional	Institutional
	Service Class	Service Class	Class	Class	Class

Assets
Investments in mutual funds
at fair value	$ 112	$ 1,748	$ 3,765	$ 10,140	$ 2,428

Total assets	112	1,748	3,765	10,140	2,428

Net assets	$ 112	$ 1,748	$ 3,765	$ 10,140	$ 2,428

Net assets
Accumulation units	$ 112	$ 1,748	$ 3,765	$ 8,260	$ 2,428
Contracts in payout (annuitization)
period	-	-	-	1,880	-

Total net assets	$ 112	$ 1,748	$ 3,765	$ 10,140	$ 2,428

Total number of shares	9,192	248,974	611,192	1,280,366	319,922

Cost of shares	$ 173	$ 2,416	$ 5,654	$ 14,671	$ 3,791

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

ING Van
		ING T. Rowe	ING T. Rowe		Kampen
	ING Pioneer	Price Capital	Price Equity	ING Templeton	Capital Growth
	Mid Cap Value	Appreciation	Income	Global Growth	Portfolio -
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Institutional
	Service Class	Service Class	Service Class	Service Class	Class

Assets
Investments in mutual funds
at fair value	$ 700	$ 7,963	$ 4,389	$ 438	$ 23,558

Total assets	700	7,963	4,389	438	23,558

Net assets	$ 700	$ 7,963	$ 4,389	$ 438	$ 23,558

Net assets
Accumulation units	$ 700	$ 7,963	$ 4,389	$ 438	$ 23,182
Contracts in payout (annuitization)
period	-	-	-	-	376

Total net assets	$ 700	$ 7,963	$ 4,389	$ 438	$ 23,558

Total number of shares	92,376	516,386	518,744	53,220	3,394,578

Cost of shares	$ 1,089	$ 12,358	$ 6,974	$ 770	$ 45,026

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Van		ING VP Index
	Kampen		Plus	ING VP Index	ING Wells
	Growth and	ING Van	International	Plus	Fargo Small
	Income	Kampen Real Equity Portfolio		International	Cap Disciplined
	Portfolio -	Estate Portfolio	- Institutional	Equity Portfolio	Portfolio -
	Service Class	- Service Class	Class	- Service Class	Service Class

Assets
Investments in mutual funds
at fair value	$ 835	$ 1,064	$ 9,835	$ 600	$ 123

Total assets	835	1,064	9,835	600	123

Net assets	$ 835	$ 1,064	$ 9,835	$ 600	$ 123

Net assets
Accumulation units	$ 835	$ 1,064	$ 8,714	$ 600	$ 123
Contracts in payout (annuitization)
period	-	-	1,121	-	-

Total net assets	$ 835	$ 1,064	$ 9,835	$ 600	$ 123

Total number of shares	52,873	75,584	1,906,069	116,442	19,712

Cost of shares	$ 1,316	$ 1,877	$ 21,564	$ 1,291	$ 195

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING American	ING American		ING Baron	ING Columbia
	Century Large	Century Small-		Small Cap	Small Cap
	Company Value	Mid Cap Value	ING Baron	Growth	Value II
	Portfolio -	Portfolio -	Asset Portfolio	Portfolio -	Portfolio -
	Service Class	Service Class	- Service Class	Service Class	Service Class

Assets
Investments in mutual funds
at fair value	$ 170	$ 1,200	$ 266	$ 2,765	$ 761

Total assets	170	1,200	266	2,765	761

Net assets	$ 170	$ 1,200	$ 266	$ 2,765	$ 761

Net assets
Accumulation units	$ 170	$ 1,200	$ 266	$ 2,765	$ 761
Contracts in payout (annuitization)
period	-	-	-	-	-

Total net assets	$ 170	$ 1,200	$ 266	$ 2,765	$ 761

Total number of shares	36,366	163,500	37,923	249,580	111,588

Cost of shares	$ 189	$ 1,715	$ 405	$ 4,304	$ 1,114

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

			ING Legg	ING	ING
			Mason Partners	Neuberger	Neuberger
	ING Davis New ING JPMorgan		Aggressive	Berman	Berman
	York Venture	Mid Cap Value	Growth	Partners	Partners
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Service Class	Service Class	Initial Class	Initial Class	Service Class

Assets
Investments in mutual funds
at fair value	$ 2,118	$ 1,530	$ 16,298	$ 14,045	$ 226

Total assets	2,118	1,530	16,298	14,045	226

Net assets	$ 2,118	$ 1,530	$ 16,298	$ 14,045	$ 226

Net assets
Accumulation units	$ 2,118	$ 1,530	$ 15,638	$ 11,670	$ 226
Contracts in payout (annuitization)
period	-	-	660	2,375	-

Total net assets	$ 2,118	$ 1,530	$ 16,298	$ 14,045	$ 226

Total number of shares	173,918	164,714	554,927	2,548,944	41,285

Cost of shares	$ 3,323	$ 2,467	$ 18,882	$ 26,582	$ 264

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

		ING	ING
	ING	Oppenheimer	Oppenheimer
	Oppenheimer	Strategic	Strategic	ING PIMCO	ING Pioneer
	Global	Income	Income	Total Return	High Yield
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Initial Class	Initial Class	Service Class	Service Class	Initial Class

Assets
Investments in mutual funds
at fair value	$ 76,622	$ 44,027	$ 16	$ 9,940	$ 12,668

Total assets	76,622	44,027	16	9,940	12,668

Net assets	$ 76,622	$ 44,027	$ 16	$ 9,940	$ 12,668

Net assets
Accumulation units	$ 74,064	$ 41,558	$ -	$ 9,940	$ 11,380
Contracts in payout (annuitization)
period	2,558	2,469	16	-	1,288

Total net assets	$ 76,622	$ 44,027	$ 16	$ 9,940	$ 12,668

Total number of shares	8,438,524	4,913,729	1,735	902,822	1,945,996

Cost of shares	$ 108,429	$ 51,326	$ 19	$ 10,077	$ 17,565

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

ING Solution
	ING Solution	ING Solution	ING Solution	ING Solution	Income
	2015 Portfolio -	2025 Portfolio -	2035 Portfolio -	2045 Portfolio -	Portfolio -
	Service Class	Service Class	Service Class	Service Class	Service Class

Assets
Investments in mutual funds
at fair value	$ 2,423	$ 1,467	$ 1,196	$ 764	$ 1,349

Total assets	2,423	1,467	1,196	764	1,349

Net assets	$ 2,423	$ 1,467	$ 1,196	$ 764	$ 1,349

Net assets
Accumulation units	$ 2,423	$ 1,467	$ 1,196	$ 764	$ 1,349
Contracts in payout (annuitization)
period	-	-	-	-	-

Total net assets	$ 2,423	$ 1,467	$ 1,196	$ 764	$ 1,349

Total number of shares	277,838	180,002	149,158	96,167	143,980

Cost of shares	$ 3,217	$ 2,079	$ 1,768	$ 1,073	$ 1,563

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

ING T. Rowe
	Price	ING T. Rowe			ING UBS U.S.
	Diversified Mid	Price Growth	ING Templeton	ING	Large Cap
	Cap Growth	Equity	Foreign Equity	Thornburg	Equity
	Portfolio -	Portfolio -	Portfolio -	Value Portfolio	Portfolio -
	Initial Class	Initial Class	Initial Class	- Initial Class	Initial Class

Assets
Investments in mutual funds
at fair value	$ 32,650	$ 25,211	$ 18,241	$ 13,421	$ 15,297

Total assets	32,650	25,211	18,241	13,421	15,297

Net assets	$ 32,650	$ 25,211	$ 18,241	$ 13,421	$ 15,297

Net assets
Accumulation units	$ 32,650	$ 22,010	$ 16,993	$ 11,621	$ 15,297
Contracts in payout (annuitization)
period	-	3,201	1,248	1,800	-

Total net assets	$ 32,650	$ 25,211	$ 18,241	$ 13,421	$ 15,297

Total number of shares	7,097,747	771,464	2,317,820	658,542	2,467,276

Cost of shares	$ 55,311	$ 35,506	$ 29,435	$ 17,056	$ 20,559

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

		ING Van	ING VP	ING VP	ING VP
	ING Van	Kampen	Strategic	Strategic	Strategic
	Kampen	Equity and	Allocation	Allocation	Allocation
	Comstock	Income	Conservative	Growth	Moderate
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Service Class	Initial Class	Class I	Class I	Class I

Assets
Investments in mutual funds
at fair value	$ 1,370	$ 67,293	$ 8,278	$ 8,438	$ 9,608

Total assets	1,370	67,293	8,278	8,438	9,608

Net assets	$ 1,370	$ 67,293	$ 8,278	$ 8,438	$ 9,608

Net assets
Accumulation units	$ 1,370	$ 67,293	$ 6,242	$ 6,430	$ 7,269
Contracts in payout (annuitization)
period	-	-	2,036	2,008	2,339

Total net assets	$ 1,370	$ 67,293	$ 8,278	$ 8,438	$ 9,608

Total number of shares	192,434	2,613,313	905,707	932,377	1,055,859

Cost of shares	$ 2,256	$ 88,758	$ 11,421	$ 12,777	$ 14,564

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

ING VP
Growth and
	Income	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.
	Portfolio -	Core Portfolio -	Core Portfolio	Core Portfolio	Core Portfolio -
	Class I	Series 3	- Series 4	- Series 5	Series 6

Assets
Investments in mutual funds
at fair value	$ 186,679	$ 16,807	$ 2,543	$ 1,685	$ 22,445

Total assets	186,679	16,807	2,543	1,685	22,445

Net assets	$ 186,679	$ 16,807	$ 2,543	$ 1,685	$ 22,445

Net assets
Accumulation units	$ 141,206	$ 16,807	$ 2,543	$ 1,685	$ 22,445
Contracts in payout (annuitization)
period	45,473	-	-	-	-

Total net assets	$ 186,679	$ 16,807	$ 2,543	$ 1,685	$ 22,445

Total number of shares	12,354,647	1,771,032	302,422	213,348	2,754,030

Cost of shares	$ 237,330	$ 17,638	$ 2,977	$ 2,058	$ 26,891

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.
	Core Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio	Core Portfolio
	Series 7	Series 8	Series 9	- Series 10	- Series 11

Assets
Investments in mutual funds
at fair value	$ 12,593	$ 10,922	$ 8,130	$ 6,522	$ 8,130

Total assets	12,593	10,922	8,130	6,522	8,130

Net assets	$ 12,593	$ 10,922	$ 8,130	$ 6,522	$ 8,130

Net assets
Accumulation units	$ 12,593	$ 10,922	$ 8,130	$ 6,522	$ 8,130
Contracts in payout (annuitization)
period	-	-	-	-	-

Total net assets	$ 12,593	$ 10,922	$ 8,130	$ 6,522	$ 8,130

Total number of shares	1,572,115	1,370,359	1,025,235	783,855	987,852

Cost of shares	$ 15,103	$ 13,262	$ 9,817	$ 7,603	$ 9,411

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

ING BlackRock
				Global Science	ING
	ING GET U.S.	ING GET U.S.	ING GET U.S.	and Technology	International
	Core Portfolio	Core Portfolio	Core Portfolio	Portfolio -	Index Portfolio
	- Series 12	- Series 13	- Series 14	Class I	- Class I

Assets
Investments in mutual funds
at fair value	$ 20,401	$ 19,436	$ 21,091	$ 3,743	$ 211

Total assets	20,401	19,436	21,091	3,743	211

Net assets	$ 20,401	$ 19,436	$ 21,091	$ 3,743	$ 211

Net assets
Accumulation units	$ 20,401	$ 19,436	$ 21,091	$ 3,743	$ 211
Contracts in payout (annuitization)
period	-	-	-	-	-

Total net assets	$ 20,401	$ 19,436	$ 21,091	$ 3,743	$ 211

Total number of shares	2,553,318	1,943,575	2,016,332	1,141,276	32,871

Cost of shares	$ 24,272	$ 19,674	$ 20,564	$ 5,675	$ 315

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Lehman	ING
	Brothers U.S.	Opportunistic	ING	ING	ING Russell™
	Aggregate	Large Cap	Opportunistic	Opportunistic	Large Cap
	Bond Index®	Growth	Large Cap	Large Cap	Index
	Portfolio -	Portfolio -	Value Portfolio	Value Portfolio	Portfolio -
	Class I	Class I	- Class I	- Class S	Class I

Assets
Investments in mutual funds
at fair value	$ 96	$ 7,963	$ 4,682	$ 285	$ 641

Total assets	96	7,963	4,682	285	641

Net assets	$ 96	$ 7,963	$ 4,682	$ 285	$ 641

Net assets
Accumulation units	$ 96	$ 6,902	$ 4,682	$ 285	$ 641
Contracts in payout (annuitization)
period	-	1,061	-	-	-

Total net assets	$ 96	$ 7,963	$ 4,682	$ 285	$ 641

Total number of shares	9,520	1,144,145	541,295	33,219	88,894

Cost of shares	$ 92	$ 9,875	$ 6,856	$ 451	$ 653

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Russell™	ING Russell™	ING VP Index	ING VP Index	ING VP Index
	Mid Cap Index	Small Cap	Plus LargeCap	Plus MidCap	Plus SmallCap
	Portfolio -	Index Portfolio	Portfolio -	Portfolio -	Portfolio -
	Class I	- Class I	Class I	Class I	Class I

Assets
Investments in mutual funds
at fair value	$ 29	$ 35	$ 79,909	$ 7,814	$ 3,465

Total assets	29	35	79,909	7,814	3,465

Net assets	$ 29	$ 35	$ 79,909	$ 7,814	$ 3,465

Net assets
Accumulation units	$ 29	$ 35	$ 62,222	$ 7,814	$ 3,465
Contracts in payout (annuitization)
period	-	-	17,687	-	-

Total net assets	$ 29	$ 35	$ 79,909	$ 7,814	$ 3,465

Total number of shares	4,411	4,562	7,654,109	786,096	368,191

Cost of shares	$ 42	$ 45	$ 117,772	$ 13,494	$ 5,919

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

			ING VP	ING VP	ING VP
	ING VP Small	ING VP	MidCap	MidCap	SmallCap
	Company	International	Opportunities	Opportunities	Opportunities
	Portfolio -	Value Portfolio	Portfolio -	Portfolio -	Portfolio -
	Class I	- Class I	Class I	Class S	Class I

Assets
Investments in mutual funds
at fair value	$ 27,869	$ 3,607	$ 498	$ 2,720	$ 522

Total assets	27,869	3,607	498	2,720	522

Net assets	$ 27,869	$ 3,607	$ 498	$ 2,720	$ 522

Net assets
Accumulation units	$ 24,019	$ 3,607	$ 498	$ 2,720	$ 522
Contracts in payout (annuitization)
period	3,850	-	-	-	-

Total net assets	$ 27,869	$ 3,607	$ 498	$ 2,720	$ 522

Total number of shares	2,381,962	532,770	77,869	432,475	42,569

Cost of shares	$ 45,187	$ 6,662	$ 698	$ 2,844	$ 640

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP				Janus Aspen
	SmallCap	ING VP	ING VP	ING VP Money	Series Balanced
	Opportunities	Balanced	Intermediate	Market	Portfolio -
	Portfolio -	Portfolio -	Bond Portfolio	Portfolio -	Institutional
	Class S	Class I	- Class I	Class I	Shares

Assets
Investments in mutual funds
at fair value	$ 1,876	$ 81,353	$ 100,529	$ 207,378	$ 16

Total assets	1,876	81,353	100,529	207,378	16

Net assets	$ 1,876	$ 81,353	$ 100,529	$ 207,378	$ 16

Net assets
Accumulation units	$ 1,876	$ 58,301	$ 91,590	$ 196,878	$ 16
Contracts in payout (annuitization)
period	-	23,052	8,939	10,500	-

Total net assets	$ 1,876	$ 81,353	$ 100,529	$ 207,378	$ 16

Total number of shares	155,661	8,861,996	9,073,007	207,377,659	684

Cost of shares	$ 2,798	$ 111,675	$ 117,716	$ 207,378	$ 18

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

Janus Aspen
		Janus Aspen	Janus Aspen	Series	Lord Abbett
	Janus Aspen	Series Large	Series Mid Cap	Worldwide	Series Fund -
	Series Flexible	Cap Growth	Growth	Growth	Mid-Cap
	Bond Portfolio	Portfolio -	Portfolio -	Portfolio -	Value
	- Institutional	Institutional	Institutional	Institutional	Portfolio -
	Shares	Shares	Shares	Shares	Class VC

Assets
Investments in mutual funds
at fair value	$ 3	$ 5	$ 1	$ 2	$ 2,000

Total assets	3	5	1	2	2,000

Net assets	$ 3	$ 5	$ 1	$ 2	$ 2,000

Net assets
Accumulation units	$ 3	$ 5	$ 1	$ 2	$ 2,000
Contracts in payout (annuitization)
period	-	-	-	-	-

Total net assets	$ 3	$ 5	$ 1	$ 2	$ 2,000

Total number of shares	223	347	63	91	190,286

Cost of shares	$ 3	$ 7	$ 2	$ 3	$ 3,752

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

PIMCO Real
			Oppenheimer		Return
	Oppenheimer	Oppenheimer	Main Street	Oppenheimer	Portfolio -
	Global	Main Street	Small Cap	Mid Cap	Administrative
	Securities/VA	Fund®/VA	Fund®/VA	Fund/VA	Class

Assets
Investments in mutual funds
at fair value	$ 47	$ 255	$ 382	$ 37	$ 5,888

Total assets	47	255	382	37	5,888

Net assets	$ 47	$ 255	$ 382	$ 37	$ 5,888

Net assets
Accumulation units	$ 47	$ -	$ 382	$ -	$ 5,888
Contracts in payout (annuitization)
period	-	255	-	37	-

Total net assets	$ 47	$ 255	$ 382	$ 37	$ 5,888

Total number of shares	2,318	17,495	35,848	1,344	522,923

Cost of shares	$ 77	$ 409	$ 636	$ 67	$ 6,601

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

Pioneer
	Emerging	Pioneer High
	Markets VCT	Yield VCT
	Portfolio -	Portfolio -	Wanger
	Class I	Class I	International	Wanger Select	Wanger USA

Assets
Investments in mutual funds
at fair value	$ 1,033	$ 308	$ 406	$ 1,732	$ 231

Total assets	1,033	308	406	1,732	231

Net assets	$ 1,033	$ 308	$ 406	$ 1,732	$ 231

Net assets
Accumulation units	$ 1,033	$ 308	$ 406	$ 1,732	$ 231
Contracts in payout (annuitization)
period	-	-	-	-	-

Total net assets	$ 1,033	$ 308	$ 406	$ 1,732	$ 231

Total number of shares	65,239	47,733	19,633	124,865	11,968

Cost of shares	$ 2,330	$ 493	$ 573	$ 3,386	$ 394

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	AIM V.I.			Federated
	Capital			American
	Appreciation	AIM V.I. Core	Calvert Social	Leaders	Federated
	Fund - Series I	Equity Fund -	Balanced	Fund II -	Capital Income
	Shares	Series I Shares	Portfolio	Primary Shares	Fund II

Net investment income (loss)
Income:
Dividends	$ -	$ 31	$ 39	$ 253	$ 125

Total investment income	-	31	39	253	125
Expenses:
Mortality and expense risk and
other charges	6	14	17	182	28

Total expenses	6	14	17	182	28

Net investment income (loss)	(6)	17	22	71	97

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(10)	86	8	(2,513)	163
Capital gains distributions	-	-	22	3,909	-

Total realized gain (loss) on investments
and capital gains distributions	(10)	86	30	1,396	163
Net unrealized appreciation
(depreciation) of investments	(376)	(600)	(598)	(6,707)	(698)

Net realized and unrealized gain (loss)
on investments	(386)	(514)	(568)	(5,311)	(535)

Net increase (decrease) in net assets
resulting from operations	$ (392)	$ (497)	$ (546)	$ (5,240)	$ (438)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

		Federated Fund	Federated High		Federated Mid
	Federated	for U.S.	Income Bond	Federated	Cap Growth
	Equity Income	Government	Fund II -	International	Strategies
	Fund II	Securities II	Primary Shares	Equity Fund II	Fund II

Net investment income (loss)
Income:
Dividends	$ 138	$ 101	$ 478	$ 16	$ -

Total investment income	138	101	478	16	-
Expenses:
Mortality and expense risk and
other charges	50	28	66	34	62

Total expenses	50	28	66	34	62

Net investment income (loss)	88	73	412	(18)	(62)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	61	(9)	(59)	111	(358)
Capital gains distributions	-	-	-	-	1,296

Total realized gain (loss) on investments
and capital gains distributions	61	(9)	(59)	111	938
Net unrealized appreciation
(depreciation) of investments	(1,429)	(10)	(1,681)	(1,453)	(3,095)

Net realized and unrealized gain (loss)
on investments	(1,368)	(19)	(1,740)	(1,342)	(2,157)

Net increase (decrease) in net assets
resulting from operations	$ (1,280)	$ 54	$ (1,328)	$ (1,360)	$ (2,219)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

		Fidelity® VIP	Fidelity® VIP	Fidelity® VIP	Fidelity® VIP
	Federated	Equity-Income	Growth	High Income	Overseas
	Prime Money	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Fund II	Initial Class	Initial Class	Initial Class	Initial Class

Net investment income (loss)
Income:
Dividends	$ 49	$ 2,266	$ 101	$ 8	$ 178

Total investment income	49	2,266	101	8	178
Expenses:
Mortality and expense risk and
other charges	28	1,259	115	1	69

Total expenses	28	1,259	115	1	69

Net investment income (loss)	21	1,007	(14)	7	109

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	-	1,460	317	(1)	(362)
Capital gains distributions	-	115	-	-	934

Total realized gain (loss) on investments
and capital gains distributions	-	1,575	317	(1)	572
Net unrealized appreciation
(depreciation) of investments	-	(56,060)	(7,918)	(30)	(4,850)

Net realized and unrealized gain (loss)
on investments	-	(54,485)	(7,601)	(31)	(4,278)

Net increase (decrease) in net assets
resulting from operations	$ 21	$ (53,478)	$ (7,615)	$ (24)	$ (4,169)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

			Fidelity® VIP
	Fidelity® VIP	Fidelity® VIP	Investment	Franklin Small
	Contrafund®	Index 500	Grade Bond	Cap Value
	Portfolio -	Portfolio -	Portfolio -	Securities Fund	ING GET Fund
	Initial Class	Initial Class	Initial Class	- Class 2	- Series U

Net investment income (loss)
Income:
Dividends	$ 1,601	$ 649	$ 41	$ 46	$ 411

Total investment income	1,601	649	41	46	411
Expenses:
Mortality and expense risk and
other charges	2,096	439	14	32	64

Total expenses	2,096	439	14	32	64

Net investment income (loss)	(495)	210	27	14	347

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	5,172	689	(5)	(16)	(2,157)
Capital gains distributions	5,455	361	1	316	1,163

Total realized gain (loss) on investments
and capital gains distributions	10,627	1,050	(4)	300	(994)
Net unrealized appreciation
(depreciation) of investments	(103,575)	(15,330)	(69)	(1,705)	(117)

Net realized and unrealized gain (loss)
on investments	(92,948)	(14,280)	(73)	(1,405)	(1,111)

Net increase (decrease) in net assets
resulting from operations	$ (93,443)	$ (14,070)	$ (46)	$ (1,391)	$ (764)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

		ING
		AllianceBernstein		ING American	ING American
		Mid Cap Growth	ING American	Funds Growth-	Funds
	ING GET Fund	Portfolio - Service	Funds Growth	Income	International
	- Series V	Class	Portfolio	Portfolio	Portfolio

Net investment income (loss)
Income:
Dividends	$ 456	$ -	$ 162	$ 251	$ 381

Total investment income	456	-	162	251	381
Expenses:
Mortality and expense risk and
other charges	221	1	266	228	275

Total expenses	221	1	266	228	275

Net investment income (loss)	235	(1)	(104)	23	106

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	352	(28)	(89)	(160)	(197)
Capital gains distributions	-	25	1,529	693	1,230

Total realized gain (loss) on investments
and capital gains distributions	352	(3)	1,440	533	1,033
Net unrealized appreciation
(depreciation) of investments	(849)	(70)	(12,672)	(8,829)	(12,561)

Net realized and unrealized gain (loss)
on investments	(497)	(73)	(11,232)	(8,296)	(11,528)

Net increase (decrease) in net assets
resulting from operations	$ (262)	$ (74)	$ (11,336)	$ (8,273)	$ (11,422)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING BlackRock
	Large Cap		ING Evergreen	ING FMRSM
	Growth	ING Evergreen	Omega	Diversified Mid	ING FMRSM
	Portfolio -	Health Sciences	Portfolio -	Cap Portfolio -	Diversified Mid
	Institutional	Portfolio -	Institutional	Institutional	Cap Portfolio -
	Class	Service Class	Class	Class	Service Class

Net investment income (loss)
Income:
Dividends	$ 64	$ 1	$ 48	$ 242	$ 8

Total investment income	64	1	48	242	8
Expenses:
Mortality and expense risk and
other charges	393	6	121	270	10

Total expenses	393	6	121	270	10

Net investment income (loss)	(329)	(5)	(73)	(28)	(2)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(2,417)	(110)	(6)	(1,281)	(127)
Capital gains distributions	3,685	33	1,085	1,546	92

Total realized gain (loss) on investments
and capital gains distributions	1,268	(77)	1,079	265	(35)
Net unrealized appreciation
(depreciation) of investments	(16,599)	(238)	(3,981)	(10,098)	(546)

Net realized and unrealized gain (loss)
on investments	(15,331)	(315)	(2,902)	(9,833)	(581)

Net increase (decrease) in net assets
resulting from operations	$ (15,660)	$ (320)	$ (2,975)	$ (9,861)	$ (583)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

			ING Global
	ING Franklin	ING Franklin	Real Estate	ING Global	ING Global
	Income	Mutual Shares	Portfolio -	Real Estate	Resources
	Portfolio -	Portfolio -	Institutional	Portfolio -	Portfolio -
	Service Class	Service Class	Class	Service Class	Service Class

Net investment income (loss)
Income:
Dividends	$ 160	$ 83	$ -	$ -	$ 185

Total investment income	160	83	-	-	185
Expenses:
Mortality and expense risk and
other charges	71	36	3	21	112

Total expenses	71	36	3	21	112

Net investment income (loss)	89	47	(3)	(21)	73

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(245)	(166)	(49)	(488)	(493)
Capital gains distributions	40	4	-	-	1,883

Total realized gain (loss) on investments
and capital gains distributions	(205)	(162)	(49)	(488)	1,390
Net unrealized appreciation
(depreciation) of investments	(1,616)	(1,162)	(449)	(385)	(6,547)

Net realized and unrealized gain (loss)
on investments	(1,821)	(1,324)	(498)	(873)	(5,157)

Net increase (decrease) in net assets
resulting from operations	$ (1,732)	$ (1,277)	$ (501)	$ (894)	$ (5,084)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

		ING JPMorgan		ING JPMorgan
		Emerging	ING JPMorgan	Small Cap Core	ING JPMorgan
	ING Janus	Markets Equity	Emerging	Equity	Small Cap Core
	Contrarian	Portfolio -	Markets Equity	Portfolio -	Equity
	Portfolio -	Institutional	Portfolio -	Institutional	Portfolio -
	Service Class	Class	Service Class	Class	Service Class

Net investment income (loss)
Income:
Dividends	$ 1	$ 160	$ 183	$ 22	$ 1

Total investment income	1	160	183	22	1
Expenses:
Mortality and expense risk and
other charges	1	94	64	36	1

Total expenses	1	94	64	36	1

Net investment income (loss)	-	66	119	(14)	-

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(105)	(10)	371	(162)	(15)
Capital gains distributions	28	361	451	262	11

Total realized gain (loss) on investments
and capital gains distributions	(77)	351	822	100	(4)
Net unrealized appreciation
(depreciation) of investments	(47)	(4,720)	(5,878)	(1,062)	(40)

Net realized and unrealized gain (loss)
on investments	(124)	(4,369)	(5,056)	(962)	(44)

Net increase (decrease) in net assets
resulting from operations	$ (124)	$ (4,303)	$ (4,937)	$ (976)	$ (44)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
	Statements of Operations
	December 31, 2008
	(Dollars in thousands)

	ING JPMorgan
	Value	ING JPMorgan		ING Legg
	Opportunities	Value	ING Julius	Mason Value	ING Legg
	Portfolio -	Opportunities	Baer Foreign	Portfolio -	Mason Value
	Institutional	Portfolio -	Portfolio -	Institutional	Portfolio -
	Class	Service Class	Service Class	Class	Service Class

Net investment income (loss)
Income:
Dividends	$ 634	$ 64	$ -	$ 38	$ -

Total investment income	634	64	-	38	-
Expenses:
Mortality and expense risk and
other charges	222	29	112	166	2

Total expenses	222	29	112	166	2

Net investment income (loss)	412	35	(112)	(128)	(2)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(1,210)	(71)	(257)	(1,849)	(67)
Capital gains distributions	2,020	239	1,216	3,151	78

Total realized gain (loss) on investments
and capital gains distributions	810	168	959	1,302	11
Net unrealized appreciation
(depreciation) of investments	(9,990)	(1,247)	(7,252)	(11,479)	(237)

Net realized and unrealized gain (loss)
on investments	(9,180)	(1,079)	(6,293)	(10,177)	(226)

Net increase (decrease) in net assets
resulting from operations	$ (8,768)	$ (1,044)	$ (6,405)	$ (10,305)	$ (228)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
	Statements of Operations
	December 31, 2008
	(Dollars in thousands)

					ING Lord
	ING LifeStyle		ING LifeStyle		Abbett
	Aggressive	ING LifeStyle	Moderate	ING LifeStyle	Affiliated
	Growth	Growth	Growth	Moderate	Portfolio -
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Institutional
	Service Class	Service Class	Service Class	Service Class	Class

Net investment income (loss)
Income:
Dividends	$ 27	$ 104	$ 202	$ 182	$ 178

Total investment income	27	104	202	182	178
Expenses:
Mortality and expense risk and
other charges	20	81	139	131	46

Total expenses	20	81	139	131	46

Net investment income (loss)	7	23	63	51	132

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(185)	(104)	(319)	(299)	(201)
Capital gains distributions	162	358	491	325	776

Total realized gain (loss) on investments
and capital gains distributions	(23)	254	172	26	575
Net unrealized appreciation
(depreciation) of investments	(766)	(3,134)	(4,070)	(3,025)	(3,148)

Net realized and unrealized gain (loss)
on investments	(789)	(2,880)	(3,898)	(2,999)	(2,573)

Net increase (decrease) in net assets
resulting from operations	$ (782)	$ (2,857)	$ (3,835)	$ (2,948)	$ (2,441)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING Lord		ING Marsico	ING MFS Total
	Abbett	ING Marsico	International	Return	ING MFS Total
	Affiliated	Growth	Opportunities	Portfolio -	Return
	Portfolio -	Portfolio -	Portfolio -	Institutional	Portfolio -
	Service Class	Service Class	Service Class	Class	Service Class

Net investment income (loss)
Income:
Dividends	$ 17	$ 10	$ 97	$ 4,198	$ 85

Total investment income	17	10	97	4,198	85
Expenses:
Mortality and expense risk and
other charges	9	18	116	894	12

Total expenses	9	18	116	894	12

Net investment income (loss)	8	(8)	(19)	3,304	73

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(67)	(75)	(431)	(4,389)	(68)
Capital gains distributions	104	-	1,006	6,658	143

Total realized gain (loss) on investments
and capital gains distributions	37	(75)	575	2,269	75
Net unrealized appreciation
(depreciation) of investments	(351)	(847)	(6,683)	(23,157)	(498)

Net realized and unrealized gain (loss)
on investments	(314)	(922)	(6,108)	(20,888)	(423)

Net increase (decrease) in net assets
resulting from operations	$ (306)	$ (930)	$ (6,127)	$ (17,584)	$ (350)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
	Statements of Operations
	December 31, 2008
	(Dollars in thousands)

			ING
			Oppenheimer	ING
	ING MFS	ING Mid Cap	Main Street	Oppenheimer	ING PIMCO
	Utilities	Growth	Portfolio® -	Main Street	High Yield
	Portfolio -	Portfolio -	Institutional	Portfolio® -	Portfolio -
	Service Class	Service Class	Class	Service Class	Service Class

Net investment income (loss)
Income:
Dividends	$ 102	$ -	$ 67	$ 4	$ 193

Total investment income	102	-	67	4	193
Expenses:
Mortality and expense risk and
other charges	28	1	30	1	28

Total expenses	28	1	30	1	28

Net investment income (loss)	74	(1)	37	3	165

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(310)	(18)	(85)	(1)	(157)
Capital gains distributions	399	-	-	-	1

Total realized gain (loss) on investments
and capital gains distributions	89	(18)	(85)	(1)	(156)
Net unrealized appreciation
(depreciation) of investments	(1,701)	3	(939)	(62)	(580)

Net realized and unrealized gain (loss)
on investments	(1,612)	(15)	(1,024)	(63)	(736)

Net increase (decrease) in net assets
resulting from operations	$ (1,538)	$ (16)	$ (987)	$ (60)	$ (571)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING Pioneer		ING Pioneer		ING T. Rowe
	Equity Income	ING Pioneer	Mid Cap Value	ING Pioneer	Price Capital
	Portfolio -	Fund Portfolio -	Portfolio -	Mid Cap Value	Appreciation
	Institutional	Institutional	Institutional	Portfolio -	Portfolio -
	Class	Class	Class	Service Class	Service Class

Net investment income (loss)
Income:
Dividends	$ 143	$ 516	$ 64	$ 15	$ 399

Total investment income	143	516	64	15	399
Expenses:
Mortality and expense risk and
other charges	46	200	25	12	80

Total expenses	46	200	25	12	80

Net investment income (loss)	97	316	39	3	319

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(196)	588	(134)	(175)	(275)
Capital gains distributions	-	608	181	58	865

Total realized gain (loss) on investments
and capital gains distributions	(196)	1,196	47	(117)	590
Net unrealized appreciation
(depreciation) of investments	(1,671)	(7,916)	(1,278)	(284)	(3,970)

Net realized and unrealized gain (loss)
on investments	(1,867)	(6,720)	(1,231)	(401)	(3,380)

Net increase (decrease) in net assets
resulting from operations	$ (1,770)	$ (6,404)	$ (1,192)	$ (398)	$ (3,061)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
	Statements of Operations
	December 31, 2008
	(Dollars in thousands)

				ING Van	ING Van
	ING T. Rowe			Kampen	Kampen
	Price Equity	ING Templeton	ING UBS U.S.	Capital Growth	Growth and
	Income	Global Growth	Allocation	Portfolio -	Income
	Portfolio -	Portfolio -	Portfolio -	Institutional	Portfolio -
	Service Class	Service Class	Service Class	Class	Service Class

Net investment income (loss)
Income:
Dividends	$ 247	$ 9	$ 150	$ 40	$ 39

Total investment income	247	9	150	40	39
Expenses:
Mortality and expense risk and
other charges	59	12	21	339	9

Total expenses	59	12	21	339	9

Net investment income (loss)	188	(3)	129	(299)	30

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(456)	(155)	(952)	(1,990)	(42)
Capital gains distributions	488	36	615	1,136	83

Total realized gain (loss) on investments
and capital gains distributions	32	(119)	(337)	(854)	41
Net unrealized appreciation
(depreciation) of investments	(2,867)	(297)	(128)	(21,468)	(458)

Net realized and unrealized gain (loss)
on investments	(2,835)	(416)	(465)	(22,322)	(417)

Net increase (decrease) in net assets
resulting from operations	$ (2,647)	$ (419)	$ (336)	$ (22,621)	$ (387)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
	Statements of Operations
	December 31, 2008
	(Dollars in thousands)

			ING VP Index
	ING Van		Plus	ING VP Index
	Kampen Large		International	Plus	ING Wells
	Cap Growth	ING Van	Equity	International	Fargo
	Portfolio -	Kampen Real	Portfolio -	Equity	Disciplined
	Institutional	Estate Portfolio	Institutional	Portfolio -	Value Portfolio
	Class	- Service Class	Class	Service Class	- Service Class

Net investment income (loss)
Income:
Dividends	$ 283	$ 19	$ 1,132	$ 55	$ 11

Total investment income	283	19	1,132	55	11
Expenses:
Mortality and expense risk and
other charges	213	13	215	8	3

Total expenses	213	13	215	8	3

Net investment income (loss)	70	6	917	47	8

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(3,050)	(882)	(3,863)	(136)	(86)
Capital gains distributions	1,817	292	5,025	261	-

Total realized gain (loss) on investments
and capital gains distributions	(1,233)	(590)	1,162	125	(86)
Net unrealized appreciation
(depreciation) of investments	(2,223)	(283)	(11,378)	(666)	30

Net realized and unrealized gain (loss)
on investments	(3,456)	(873)	(10,216)	(541)	(56)

Net increase (decrease) in net assets
resulting from operations	$ (3,386)	$ (867)	$ (9,299)	$ (494)	$ (48)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING Wells	ING American	ING American		ING Baron
	Fargo Small	Century Large	Century Small-		Small Cap
	Cap Disciplined	Company Value	Mid Cap Value	ING Baron	Growth
	Portfolio -	Portfolio -	Portfolio -	Asset Portfolio -	Portfolio -
	Service Class	Service Class	Service Class	Service Class	Service Class

Net investment income (loss)
Income:
Dividends	$ 2	$ 27	$ 9	$ -	$ -

Total investment income	2	27	9	-	-
Expenses:
Mortality and expense risk and
other charges	3	2	10	5	39

Total expenses	3	2	10	5	39

Net investment income (loss)	(1)	25	(1)	(5)	(39)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(58)	(214)	(51)	(256)	(133)
Capital gains distributions	26	78	138	10	135

Total realized gain (loss) on investments
and capital gains distributions	(32)	(136)	87	(246)	2
Net unrealized appreciation
(depreciation) of investments	(50)	4	(403)	(140)	(2,082)

Net realized and unrealized gain (loss)
on investments	(82)	(132)	(316)	(386)	(2,080)

Net increase (decrease) in net assets
resulting from operations	$ (83)	$ (107)	$ (317)	$ (391)	$ (2,119)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

					ING Legg
	ING Columbia				Mason Partners
	Small Cap	ING Davis New	ING JPMorgan	ING JPMorgan	Aggressive
	Value II	York Venture	International	Mid Cap Value	Growth
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Service Class	Service Class	Initial Class	Service Class	Initial Class

Net investment income (loss)
Income:
Dividends	$ 1	$ 21	$ 1,035	$ 43	$ -

Total investment income	1	21	1,035	43	-
Expenses:
Mortality and expense risk and
other charges	14	32	125	20	321

Total expenses	14	32	125	20	321

Net investment income (loss)	(13)	(11)	910	23	(321)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(38)	(82)	(12,350)	(32)	1,691
Capital gains distributions	9	31	17,447	197	-

Total realized gain (loss) on investments
and capital gains distributions	(29)	(51)	5,097	165	1,691
Net unrealized appreciation
(depreciation) of investments	(484)	(1,332)	(7,404)	(1,009)	(13,101)

Net realized and unrealized gain (loss)
on investments	(513)	(1,383)	(2,307)	(844)	(11,410)

Net increase (decrease) in net assets
resulting from operations	$ (526)	$ (1,394)	$ (1,397)	$ (821)	$ (11,731)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
	Statements of Operations
	December 31, 2008
	(Dollars in thousands)

	ING Lord
	Abbett U.S.	ING Neuberger	ING Neuberger	ING Neuberger
	Government	Berman	Berman	Berman	ING OpCap
	Securities	Partners	Partners	Regency	Balanced Value
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Initial Class	Initial Class	Service Class	Service Class	Service Class

Net investment income (loss)
Income:
Dividends	$ 180	$ 68	$ -	$ -	$ 36

Total investment income	180	68	-	-	36
Expenses:
Mortality and expense risk and
other charges	49	356	1	-	6

Total expenses	49	356	1	-	6

Net investment income (loss)	131	(288)	(1)	-	30

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(214)	(865)	(33)	(15)	(477)
Capital gains distributions	378	-	-	-	164

Total realized gain (loss) on investments
and capital gains distributions	164	(865)	(33)	(15)	(313)
Net unrealized appreciation
(depreciation) of investments	(127)	(15,646)	(39)	11	23

Net realized and unrealized gain (loss)
on investments	37	(16,511)	(72)	(4)	(290)

Net increase (decrease) in net assets
resulting from operations	$ 168	$ (16,799)	$ (73)	$ (4)	$ (260)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
	Statements of Operations
	December 31, 2008
	(Dollars in thousands)

		ING	ING
		Oppenheimer	Oppenheimer
	ING	Strategic	Strategic	ING PIMCO	ING Pioneer
	Oppenheimer	Income	Income	Total Return	High Yield
	Global Portfolio	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	- Initial Class	Initial Class	Service Class	Service Class	Initial Class

Net investment income (loss)
Income:
Dividends	$ 2,679	$ 3,021	$ 1	$ 419	$ 492

Total investment income	2,679	3,021	1	419	492
Expenses:
Mortality and expense risk and
other charges	1,412	738	-	80	59

Total expenses	1,412	738	-	80	59

Net investment income (loss)	1,267	2,283	1	339	433

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	2,671	815	-	84	(460)
Capital gains distributions	9,258	202	-	134	7

Total realized gain (loss) on investments
and capital gains distributions	11,929	1,017	-	218	(453)
Net unrealized appreciation
(depreciation) of investments	(71,805)	(13,035)	(4)	(649)	(4,889)

Net realized and unrealized gain (loss)
on investments	(59,876)	(12,018)	(4)	(431)	(5,342)

Net increase (decrease) in net assets
resulting from operations	$ (58,609)	$ (9,735)	$ (3)	$ (92)	$ (4,909)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

					ING Solution
	ING Solution	ING Solution	ING Solution	ING Solution	Income
	2015 Portfolio -	2025 Portfolio -	2035 Portfolio -	2045 Portfolio -	Portfolio -
	Service Class	Service Class	Service Class	Service Class	Service Class

Net investment income (loss)
Income:
Dividends	$ 46	$ 21	$ 19	$ 11	$ 20

Total investment income	46	21	19	11	20
Expenses:
Mortality and expense risk and
other charges	20	15	13	9	10

Total expenses	20	15	13	9	10

Net investment income (loss)	26	6	6	2	10

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	54	(77)	(81)	(253)	(9)
Capital gains distributions	59	47	48	33	20

Total realized gain (loss) on investments
and capital gains distributions	113	(30)	(33)	(220)	11
Net unrealized appreciation
(depreciation) of investments	(908)	(680)	(626)	(308)	(241)

Net realized and unrealized gain (loss)
on investments	(795)	(710)	(659)	(528)	(230)

Net increase (decrease) in net assets
resulting from operations	$ (769)	$ (704)	$ (653)	$ (526)	$ (220)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
	Statements of Operations
	December 31, 2008
	(Dollars in thousands)

	ING T. Rowe
	Price	ING T. Rowe
	Diversified Mid	Price Growth	ING Templeton	ING Templeton
	Cap Growth	Equity	Foreign Equity	Foreign Equity	ING Thornburg
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Value Portfolio
	Initial Class	Initial Class	Initial Class	Service Class	- Initial Class

Net investment income (loss)
Income:
Dividends	$ 232	$ 529	$ 602	$ -	$ 106

Total investment income	232	529	602	-	106
Expenses:
Mortality and expense risk and
other charges	624	513	208	5	240

Total expenses	624	513	208	5	240

Net investment income (loss)	(392)	16	394	(5)	(134)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	213	1,201	(1,809)	(26)	1,095
Capital gains distributions	8,215	3,035	-	-	-

Total realized gain (loss) on investments
and capital gains distributions	8,428	4,236	(1,809)	(26)	1,095
Net unrealized appreciation
(depreciation) of investments	(35,176)	(25,140)	(11,194)	(45)	(11,027)

Net realized and unrealized gain (loss)
on investments	(26,748)	(20,904)	(13,003)	(71)	(9,932)

Net increase (decrease) in net assets
resulting from operations	$ (27,140)	$ (20,888)	$ (12,609)	$ (76)	$ (10,066)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
	Statements of Operations
	December 31, 2008
	(Dollars in thousands)

					ING VP
	ING UBS U.S.	ING UBS U.S.	ING Van	ING Van	Strategic
	Large Cap	Small Cap	Kampen	Kampen Equity	Allocation
	Equity	Growth	Comstock	and Income	Conservative
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Initial Class	Service Class	Service Class	Initial Class	Class I

Net investment income (loss)
Income:
Dividends	$ 550	$ -	$ 73	$ 4,479	$ 477

Total investment income	550	-	73	4,479	477
Expenses:
Mortality and expense risk and
other charges	296	-	16	1,100	144

Total expenses	296	-	16	1,100	144

Net investment income (loss)	254	-	57	3,379	333

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	661	(7)	(53)	(36)	(301)
Capital gains distributions	-	-	114	4,939	942

Total realized gain (loss) on investments
and capital gains distributions	661	(7)	61	4,903	641
Net unrealized appreciation
(depreciation) of investments	(12,137)	4	(955)	(32,701)	(3,955)

Net realized and unrealized gain (loss)
on investments	(11,476)	(3)	(894)	(27,798)	(3,314)

Net increase (decrease) in net assets
resulting from operations	$ (11,222)	$ (3)	$ (837)	$ (24,419)	$ (2,981)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
	Statements of Operations
	December 31, 2008
	(Dollars in thousands)

	ING VP	ING VP
	Strategic	Strategic	ING VP
	Allocation	Allocation	Growth and
	Growth	Moderate	Income	ING GET U.S.	ING GET U.S.
	Portfolio -	Portfolio -	Portfolio -	Core Portfolio -	Core Portfolio -
	Class I	Class I	Class I	Series 1	Series 2

Net investment income (loss)
Income:
Dividends	$ 269	$ 418	$ 3,880	$ 502	$ 240

Total investment income	269	418	3,880	502	240
Expenses:
Mortality and expense risk and
other charges	133	173	2,933	177	95

Total expenses	133	173	2,933	177	95

Net investment income (loss)	136	245	947	325	145

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(175)	(439)	4,363	(1,752)	(688)
Capital gains distributions	1,530	1,634	-	1,207	390

Total realized gain (loss) on investments
and capital gains distributions	1,355	1,195	4,363	(545)	(298)
Net unrealized appreciation
(depreciation) of investments	(6,271)	(6,295)	(129,666)	(475)	(219)

Net realized and unrealized gain (loss)
on investments	(4,916)	(5,100)	(125,303)	(1,020)	(517)

Net increase (decrease) in net assets
resulting from operations	$ (4,780)	$ (4,855)	$ (124,356)	$ (695)	$ (372)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.
	Core Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio -
	Series 3	Series 4	Series 5	Series 6	Series 7

Net investment income (loss)
Income:
Dividends	$ 434	$ 93	$ 34	$ 504	$ 319

Total investment income	434	93	34	504	319
Expenses:
Mortality and expense risk and
other charges	370	60	34	447	272

Total expenses	370	60	34	447	272

Net investment income (loss)	64	33	-	57	47

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(7)	(91)	(127)	(702)	(691)
Capital gains distributions	1,002	422	395	4,268	3,092

Total realized gain (loss) on investments
and capital gains distributions	995	331	268	3,566	2,401
Net unrealized appreciation
(depreciation) of investments	(2,136)	(623)	(479)	(5,913)	(3,677)

Net realized and unrealized gain (loss)
on investments	(1,141)	(292)	(211)	(2,347)	(1,276)

Net increase (decrease) in net assets
resulting from operations	$ (1,077)	$ (259)	$ (211)	$ (2,290)	$ (1,229)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.
	Core Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio -
	Series 8	Series 9	Series 10	Series 11	Series 12

Net investment income (loss)
Income:
Dividends	$ 248	$ 208	$ 218	$ 222	$ 506

Total investment income	248	208	218	222	506
Expenses:
Mortality and expense risk and
other charges	212	160	139	152	510

Total expenses	212	160	139	152	510

Net investment income (loss)	36	48	79	70	(4)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(340)	(270)	(347)	(328)	(1,946)
Capital gains distributions	2,387	1,949	1,525	1,733	7,008

Total realized gain (loss) on investments
and capital gains distributions	2,047	1,679	1,178	1,405	5,062
Net unrealized appreciation
(depreciation) of investments	(3,239)	(2,484)	(1,796)	(1,698)	(8,028)

Net realized and unrealized gain (loss)
on investments	(1,192)	(805)	(618)	(293)	(2,966)

Net increase (decrease) in net assets
resulting from operations	$ (1,156)	$ (757)	$ (539)	$ (223)	$ (2,970)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
	Statements of Operations
	December 31, 2008
	(Dollars in thousands)

					ING Lehman
			ING BlackRock		Brothers U.S.
			Global Science	ING	Aggregate
	ING GET U.S.	ING GET U.S.	and Technology	International	Bond Index®
	Core Portfolio -	Core Portfolio -	Portfolio -	Index Portfolio	Portfolio -
	Series 13	Series 14	Class I	- Class I	Class I

Net investment income (loss)
Income:
Dividends	$ 581	$ 440	$ -	$ 4	$ 1

Total investment income	581	440	-	4	1
Expenses:
Mortality and expense risk and
other charges	527	455	68	1	-

Total expenses	527	455	68	1	-

Net investment income (loss)	54	(15)	(68)	3	1

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(378)	33	148	-	1
Capital gains distributions	1,767	127	-	-	-

Total realized gain (loss) on investments
and capital gains distributions	1,389	160	148	-	1
Net unrealized appreciation
(depreciation) of investments	(1,590)	(20)	(3,138)	(104)	4

Net realized and unrealized gain (loss)
on investments	(201)	140	(2,990)	(104)	5

Net increase (decrease) in net assets
resulting from operations	$ (147)	$ 125	$ (3,058)	$ (101)	$ 6

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
	Statements of Operations
	December 31, 2008
	(Dollars in thousands)

	ING
	Opportunistic	ING	ING
	Large Cap	Opportunistic	Opportunistic	ING Russell™	ING Russell™
	Growth	Large Cap	Large Cap	Large Cap	Mid Cap Index
	Portfolio -	Value Portfolio	Value Portfolio	Index Portfolio	Portfolio -
	Class I	- Class I	- Class S	- Class I	Class I

Net investment income (loss)
Income:
Dividends	$ 98	$ 141	$ 9	$ 7	$ -

Total investment income	98	141	9	7	-
Expenses:
Mortality and expense risk and
other charges	143	82	6	-	-

Total expenses	143	82	6	-	-

Net investment income (loss)	(45)	59	3	7	-

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	663	179	(44)	(6)	(5)
Capital gains distributions	-	1,107	88	-	-

Total realized gain (loss) on investments
and capital gains distributions	663	1,286	44	(6)	(5)
Net unrealized appreciation
(depreciation) of investments	(7,666)	(4,318)	(266)	(12)	(13)

Net realized and unrealized gain (loss)
on investments	(7,003)	(3,032)	(222)	(18)	(18)

Net increase (decrease) in net assets
resulting from operations	$ (7,048)	$ (2,973)	$ (219)	$ (11)	$ (18)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING Russell™	ING VP Index	ING VP Index	ING VP Index	ING VP Small
	Small Cap	Plus LargeCap	Plus MidCap	Plus SmallCap	Company
	Index Portfolio	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	- Class I	Class I	Class I	Class I	Class I

Net investment income (loss)
Income:
Dividends	$ -	$ 2,695	$ 161	$ 46	$ 447

Total investment income	-	2,695	161	46	447
Expenses:
Mortality and expense risk and
other charges	-	1,507	94	40	497

Total expenses	-	1,507	94	40	497

Net investment income (loss)	-	1,188	67	6	(50)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(6)	9,179	(169)	(200)	(1,819)
Capital gains distributions	-	9,470	1,513	313	5,656

Total realized gain (loss) on investments
and capital gains distributions	(6)	18,649	1,344	113	3,837
Net unrealized appreciation
(depreciation) of investments	(10)	(74,251)	(6,555)	(2,004)	(18,242)

Net realized and unrealized gain (loss)
on investments	(16)	(55,602)	(5,211)	(1,891)	(14,405)

Net increase (decrease) in net assets
resulting from operations	$ (16)	$ (54,414)	$ (5,144)	$ (1,885)	$ (14,455)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING VP			ING VP	ING VP
	Financial	ING VP High	ING VP	MidCap	MidCap
	Services	Yield Bond	International	Opportunities	Opportunities
	Portfolio -	Portfolio -	Value Portfolio	Portfolio -	Portfolio -
	Class I	Class I	- Class I	Class I	Class S

Net investment income (loss)
Income:
Dividends	$ 12	$ 1,252	$ 133	$ -	$ -

Total investment income	12	1,252	133	-	-
Expenses:
Mortality and expense risk and
other charges	4	192	42	6	58

Total expenses	4	192	42	6	58

Net investment income (loss)	8	1,060	91	(6)	(58)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(309)	(3,297)	(372)	(14)	782
Capital gains distributions	49	-	716	-	-

Total realized gain (loss) on investments
and capital gains distributions	(260)	(3,297)	344	(14)	782
Net unrealized appreciation
(depreciation) of investments	97	1,092	(2,981)	(312)	(2,722)

Net realized and unrealized gain (loss)
on investments	(163)	(2,205)	(2,637)	(326)	(1,940)

Net increase (decrease) in net assets
resulting from operations	$ (155)	$ (1,145)	$ (2,546)	$ (332)	$ (1,998)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

		ING VP	ING VP
		SmallCap	SmallCap	ING VP	ING VP
	ING VP Real	Opportunities	Opportunities	Balanced	Intermediate
	Estate Portfolio	Portfolio -	Portfolio -	Portfolio -	Bond Portfolio -
	- Class I	Class I	Class S	Class I	Class I

Net investment income (loss)
Income:
Dividends	$ 26	$ -	$ -	$ 4,243	$ 6,055

Total investment income	26	-	-	4,243	6,055
Expenses:
Mortality and expense risk and
other charges	8	3	39	1,375	1,229

Total expenses	8	3	39	1,375	1,229

Net investment income (loss)	18	(3)	(39)	2,868	4,826

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(623)	(83)	91	(1,420)	(2,946)
Capital gains distributions	262	63	516	10,974	2,670

Total realized gain (loss) on investments
and capital gains distributions	(361)	(20)	607	9,554	(276)
Net unrealized appreciation
(depreciation) of investments	389	(128)	(1,789)	(49,597)	(15,079)

Net realized and unrealized gain (loss)
on investments	28	(148)	(1,182)	(40,043)	(15,355)

Net increase (decrease) in net assets
resulting from operations	$ 46	$ (151)	$ (1,221)	$ (37,175)	$ (10,529)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
	Statements of Operations
	December 31, 2008
	(Dollars in thousands)

				Janus Aspen	Janus Aspen
		Janus Aspen	Janus Aspen	Series Large	Series Mid Cap
	ING VP Money	Series Balanced	Series Flexible	Cap Growth	Growth
	Market	Portfolio -	Bond Portfolio	Portfolio -	Portfolio -
	Portfolio -	Institutional	- Institutional	Institutional	Institutional
	Class I	Shares	Shares	Shares	Shares

Net investment income (loss)
Income:
Dividends	$ 10,799	$ -	$ -	$ -	$ -

Total investment income	10,799	-	-	-	-
Expenses:
Mortality and expense risk and
other charges	2,569	-	-	-	-

Total expenses	2,569	-	-	-	-

Net investment income (loss)	8,230	-	-	-	-

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	411	1	-	-	1
Capital gains distributions	-	1	-	-	-

Total realized gain (loss) on investments
and capital gains distributions	411	2	-	-	1
Net unrealized appreciation
(depreciation) of investments	(5,671)	(5)	-	(4)	(3)

Net realized and unrealized gain (loss)
on investments	(5,260)	(3)	-	(4)	(2)

Net increase (decrease) in net assets
resulting from operations	$ 2,970	$ (3)	$ -	$ (4)	$ (2)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
	Statements of Operations
	December 31, 2008
	(Dollars in thousands)

	Janus Aspen
	Series
	Worldwide	Lord Abbett
	Growth	Series Fund -			Oppenheimer
	Portfolio -	Mid-Cap Value	Oppenheimer	Oppenheimer	Main Street
	Institutional	Portfolio - Class	Global	Main Street	Small Cap
	Shares	VC	Securities/VA	Fund®/VA	Fund®/VA

Net investment income (loss)
Income:
Dividends	$ -	$ 36	$ 1	$ 6	$ 3

Total investment income	-	36	1	6	3
Expenses:
Mortality and expense risk and
other charges	-	28	-	4	4

Total expenses	-	28	-	4	4

Net investment income (loss)	-	8	1	2	(1)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	-	(354)	-	(6)	(19)
Capital gains distributions	-	119	5	25	29

Total realized gain (loss) on investments
and capital gains distributions	-	(235)	5	19	10
Net unrealized appreciation
(depreciation) of investments	(2)	(1,270)	(37)	(191)	(245)

Net realized and unrealized gain (loss)
on investments	(2)	(1,505)	(32)	(172)	(235)

Net increase (decrease) in net assets
resulting from operations	$ (2)	$ (1,497)	$ (31)	$ (170)	$ (236)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
	Statements of Operations
	December 31, 2008
	(Dollars in thousands)

		PIMCO Real	Pioneer
		Return	Emerging	Pioneer High
	Oppenheimer	Portfolio -	Markets VCT	Yield VCT
	Mid Cap	Administrative	Portfolio -	Portfolio -	Wanger
	Fund/VA	Class	Class I	Class I	International

Net investment income (loss)
Income:
Dividends	$ -	$ 231	$ 10	$ 70	$ 9

Total investment income	-	231	10	70	9
Expenses:
Mortality and expense risk and
other charges	1	55	20	8	7

Total expenses	1	55	20	8	7

Net investment income (loss)	(1)	176	(10)	62	2

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(20)	(9)	(714)	(209)	(402)
Capital gains distributions	-	9	407	9	131

Total realized gain (loss) on investments
and capital gains distributions	(20)	-	(307)	(200)	(271)
Net unrealized appreciation
(depreciation) of investments	(28)	(764)	(1,479)	(169)	(185)

Net realized and unrealized gain (loss)
on investments	(48)	(764)	(1,786)	(369)	(456)

Net increase (decrease) in net assets
resulting from operations	$ (49)	$ (588)	$ (1,796)	$ (307)	$ (454)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	Wanger Select	Wanger USA

Net investment income (loss)
Income:
Dividends	$ -	$ -

Total investment income	-	-
Expenses:
Mortality and expense risk and
other charges	26	3

Total expenses	26	3

Net investment income (loss)	(26)	(3)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(293)	(59)
Capital gains distributions	104	37

Total realized gain (loss) on investments
and capital gains distributions	(189)	(22)
Net unrealized appreciation
(depreciation) of investments	(1,660)	(142)

Net realized and unrealized gain (loss)
on investments	(1,849)	(164)

Net increase (decrease) in net assets
resulting from operations	$ (1,875)	$ (167)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	AIM V.I.			Federated
	Capital			American
	Appreciation	AIM V.I. Core	Calvert Social	Leaders
	Fund - Series I	Equity Fund -	Balanced	Fund II -
	Shares	Series I Shares	Portfolio	Primary Shares

Net assets at January 1, 2007	$ 1,077	$ 1,623	$ 2,101	$ 24,783

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(9)	3	21	25
Total realized gain (loss) on investments
and capital gains distributions	73	83	248	2,447
Net unrealized appreciation (depreciation)
of investments	58	29	(231)	(4,673)

Net increase (decrease) in net assets from operations	122	115	38	(2,201)
Changes from principal transactions:
Total unit transactions	(270)	(246)	(373)	(5,138)

Increase (decrease) in assets derived from principal
transactions	(270)	(246)	(373)	(5,138)

Total increase (decrease)	(148)	(131)	(335)	(7,339)

Net assets at December 31, 2007	929	1,492	1,766	17,444

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(6)	17	22	71
Total realized gain (loss) on investments
and capital gains distributions	(10)	86	30	1,396
Net unrealized appreciation (depreciation)
of investments	(376)	(600)	(598)	(6,707)

Net increase (decrease) in net assets from operations	(392)	(497)	(546)	(5,240)
Changes from principal transactions:
Total unit transactions	(14)	89	(48)	(3,434)

Increase (decrease) in assets derived from principal
transactions	(14)	89	(48)	(3,434)

Total increase (decrease)	(406)	(408)	(594)	(8,674)

Net assets at December 31, 2008	$ 523	$ 1,084	$ 1,172	$ 8,770

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

			Federated Fund	Federated High
	Federated	Federated	for U.S.	Income Bond
	Capital Income	Equity Income	Government	Fund II -
	Fund II	Fund II	Securities II	Primary Shares

Net assets at January 1, 2007	$ 3,039	$ 6,196	$ 2,385	$ 6,523

Increase (decrease) in net assets
Operations:
Net investment income (loss)	107	87	68	416
Total realized gain (loss) on investments
and capital gains distributions	9	253	(15)	118
Net unrealized appreciation (depreciation)
of investments	(39)	(270)	48	(400)

Net increase (decrease) in net assets from operations	77	70	101	134
Changes from principal transactions:
Total unit transactions	(579)	(1,577)	(361)	(1,075)

Increase (decrease) in assets derived from principal
transactions	(579)	(1,577)	(361)	(1,075)

Total increase (decrease)	(502)	(1,507)	(260)	(941)

Net assets at December 31, 2007	2,537	4,689	2,125	5,582

Increase (decrease) in net assets
Operations:
Net investment income (loss)	97	88	73	412
Total realized gain (loss) on investments
and capital gains distributions	163	61	(9)	(59)
Net unrealized appreciation (depreciation)
of investments	(698)	(1,429)	(10)	(1,681)

Net increase (decrease) in net assets from operations	(438)	(1,280)	54	(1,328)
Changes from principal transactions:
Total unit transactions	(608)	(1,015)	(263)	(766)

Increase (decrease) in assets derived from principal
transactions	(608)	(1,015)	(263)	(766)

Total increase (decrease)	(1,046)	(2,295)	(209)	(2,094)

Net assets at December 31, 2008	$ 1,491	$ 2,394	$ 1,916	$ 3,488

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

		Federated Mid		Fidelity® VIP
	Federated	Cap Growth	Federated	Equity-Income
	International	Strategies	Prime Money	Portfolio -
	Equity Fund II	Fund II	Fund II	Initial Class

Net assets at January 1, 2007	$ 3,845	$ 6,433	$ 2,102	$ 187,746

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(46)	(92)	70	601
Total realized gain (loss) on investments
and capital gains distributions	178	32	-	25,838
Net unrealized appreciation (depreciation)
of investments	169	1,067	-	(24,034)

Net increase (decrease) in net assets from operations	301	1,007	70	2,405
Changes from principal transactions:
Total unit transactions	(597)	(1,326)	(257)	(45,976)

Increase (decrease) in assets derived from principal
transactions	(597)	(1,326)	(257)	(45,976)

Total increase (decrease)	(296)	(319)	(187)	(43,571)

Net assets at December 31, 2007	3,549	6,114	1,915	144,175

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(18)	(62)	21	1,007
Total realized gain (loss) on investments
and capital gains distributions	111	938	-	1,575
Net unrealized appreciation (depreciation)
of investments	(1,453)	(3,095)	-	(56,060)

Net increase (decrease) in net assets from operations	(1,360)	(2,219)	21	(53,478)
Changes from principal transactions:
Total unit transactions	(805)	(1,355)	(189)	(29,548)

Increase (decrease) in assets derived from principal
transactions	(805)	(1,355)	(189)	(29,548)

Total increase (decrease)	(2,165)	(3,574)	(168)	(83,026)

Net assets at December 31, 2008	$ 1,384	$ 2,540	$ 1,747	$ 61,149

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Fidelity® VIP	Fidelity® VIP	Fidelity® VIP	Fidelity® VIP
	Growth	High Income	Overseas	Contrafund®
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Initial Class	Initial Class	Initial Class	Initial Class

Net assets at January 1, 2007	$ 14,214	$ 223	$ 8,523	$ 267,443

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(11)	8	225	(900)
Total realized gain (loss) on investments
and capital gains distributions	625	2	1,493	86,953
Net unrealized appreciation (depreciation)
of investments	2,724	(6)	(353)	(47,847)

Net increase (decrease) in net assets from operations	3,338	4	1,365	38,206
Changes from principal transactions:
Total unit transactions	(597)	(124)	288	(63,726)

Increase (decrease) in assets derived from principal
transactions	(597)	(124)	288	(63,726)

Total increase (decrease)	2,741	(120)	1,653	(25,520)

Net assets at December 31, 2007	16,955	103	10,176	241,923

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(14)	7	109	(495)
Total realized gain (loss) on investments
and capital gains distributions	317	(1)	572	10,627
Net unrealized appreciation (depreciation)
of investments	(7,918)	(30)	(4,850)	(103,575)

Net increase (decrease) in net assets from operations	(7,615)	(24)	(4,169)	(93,443)
Changes from principal transactions:
Total unit transactions	(1,389)	(10)	(1,423)	(38,933)

Increase (decrease) in assets derived from principal
transactions	(1,389)	(10)	(1,423)	(38,933)

Total increase (decrease)	(9,004)	(34)	(5,592)	(132,376)

Net assets at December 31, 2008	$ 7,951	$ 69	$ 4,584	$ 109,547

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

		Fidelity® VIP
	Fidelity® VIP	Investment	Franklin Small
	Index 500	Grade Bond	Cap Value
	Portfolio -	Portfolio -	Securities Fund	ING GET Fund
	Initial Class	Initial Class	- Class 2	- Series U

Net assets at January 1, 2007	$ 49,643	$ 1,210	$ 4,969	$ 19,637

Increase (decrease) in net assets
Operations:
Net investment income (loss)	995	34	(12)	69
Total realized gain (loss) on investments
and capital gains distributions	2,817	(2)	658	377
Net unrealized appreciation (depreciation)
of investments	(1,805)	-	(770)	(67)

Net increase (decrease) in net assets from operations	2,007	32	(124)	379
Changes from principal transactions:
Total unit transactions	(10,262)	(163)	(582)	(3,043)

Increase (decrease) in assets derived from principal
transactions	(10,262)	(163)	(582)	(3,043)

Total increase (decrease)	(8,255)	(131)	(706)	(2,664)

Net assets at December 31, 2007	41,388	1,079	4,263	16,973

Increase (decrease) in net assets
Operations:
Net investment income (loss)	210	27	14	347
Total realized gain (loss) on investments
and capital gains distributions	1,050	(4)	300	(994)
Net unrealized appreciation (depreciation)
of investments	(15,330)	(69)	(1,705)	(117)

Net increase (decrease) in net assets from operations	(14,070)	(46)	(1,391)	(764)
Changes from principal transactions:
Total unit transactions	(5,596)	(157)	(143)	(16,209)

Increase (decrease) in assets derived from principal
transactions	(5,596)	(157)	(143)	(16,209)

Total increase (decrease)	(19,666)	(203)	(1,534)	(16,973)

Net assets at December 31, 2008	$ 21,722	$ 876	$ 2,729	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

		ING
		AllianceBernstein		ING American
		Mid Cap Growth	ING American	Funds Growth-
	ING GET Fund	Portfolio - Service	Funds Growth	Income
	- Series V	Class	Portfolio	Portfolio

Net assets at January 1, 2007	$ 30,716	$ 577	$ 31,969	$ 30,744

Increase (decrease) in net assets
Operations:
Net investment income (loss)	81	(2)	(320)	(93)
Total realized gain (loss) on investments
and capital gains distributions	119	(41)	3,198	2,572
Net unrealized appreciation (depreciation)
of investments	611	55	170	(1,549)

Net increase (decrease) in net assets from operations	811	12	3,048	930
Changes from principal transactions:
Total unit transactions	(5,796)	(406)	(6,922)	(7,123)

Increase (decrease) in assets derived from principal
transactions	(5,796)	(406)	(6,922)	(7,123)

Total increase (decrease)	(4,985)	(394)	(3,874)	(6,193)

Net assets at December 31, 2007	25,731	183	28,095	24,551

Increase (decrease) in net assets
Operations:
Net investment income (loss)	235	(1)	(104)	23
Total realized gain (loss) on investments
and capital gains distributions	352	(3)	1,440	533
Net unrealized appreciation (depreciation)
of investments	(849)	(70)	(12,672)	(8,829)

Net increase (decrease) in net assets from operations	(262)	(74)	(11,336)	(8,273)
Changes from principal transactions:
Total unit transactions	(25,469)	(45)	(4,219)	(4,859)

Increase (decrease) in assets derived from principal
transactions	(25,469)	(45)	(4,219)	(4,859)

Total increase (decrease)	(25,731)	(119)	(15,555)	(13,132)

Net assets at December 31, 2008	$ -	$ 64	$ 12,540	$ 11,419

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

		ING BlackRock
		Large Cap		ING Evergreen
	ING American	Growth	ING Evergreen	Omega
	Funds	Portfolio -	Health Sciences	Portfolio -
	International	Institutional	Portfolio -	Institutional
	Portfolio	Class	Service Class	Class

Net assets at January 1, 2007	$ 30,978	$ -	$ 562	$ 14,399

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(127)	(405)	(6)	(135)
Total realized gain (loss) on investments
and capital gains distributions	4,997	12	69	829
Net unrealized appreciation (depreciation)
of investments	(105)	(735)	(21)	701

Net increase (decrease) in net assets from operations	4,765	(1,128)	42	1,395
Changes from principal transactions:
Total unit transactions	(6,290)	44,795	(48)	(3,881)

Increase (decrease) in assets derived from principal
transactions	(6,290)	44,795	(48)	(3,881)

Total increase (decrease)	(1,525)	43,667	(6)	(2,486)

Net assets at December 31, 2007	29,453	43,667	556	11,913

Increase (decrease) in net assets
Operations:
Net investment income (loss)	106	(329)	(5)	(73)
Total realized gain (loss) on investments
and capital gains distributions	1,033	1,268	(77)	1,079
Net unrealized appreciation (depreciation)
of investments	(12,561)	(16,599)	(238)	(3,981)

Net increase (decrease) in net assets from operations	(11,422)	(15,660)	(320)	(2,975)
Changes from principal transactions:
Total unit transactions	(4,597)	(6,581)	430	(1,973)

Increase (decrease) in assets derived from principal
transactions	(4,597)	(6,581)	430	(1,973)

Total increase (decrease)	(16,019)	(22,241)	110	(4,948)

Net assets at December 31, 2008	$ 13,434	$ 21,426	$ 666	$ 6,965

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING FMRSM
	Diversified Mid	ING FMRSM	ING Franklin	ING Franklin
	Cap Portfolio -	Diversified Mid	Income	Mutual Shares
	Institutional	Cap Portfolio -	Portfolio -	Portfolio -
	Class	Service Class	Service Class	Service Class

Net assets at January 1, 2007	$ 28,943	$ 1,644	$ 4,316	$ -

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(305)	(10)	(20)	(22)
Total realized gain (loss) on investments
and capital gains distributions	(17)	(29)	186	(20)
Net unrealized appreciation (depreciation)
of investments	3,921	202	(173)	69

Net increase (decrease) in net assets from operations	3,599	163	(7)	27
Changes from principal transactions:
Total unit transactions	(3,799)	(551)	2,639	3,627

Increase (decrease) in assets derived from principal
transactions	(3,799)	(551)	2,639	3,627

Total increase (decrease)	(200)	(388)	2,632	3,654

Net assets at December 31, 2007	28,743	1,256	6,948	3,654

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(28)	(2)	89	47
Total realized gain (loss) on investments
and capital gains distributions	265	(35)	(205)	(162)
Net unrealized appreciation (depreciation)
of investments	(10,098)	(546)	(1,616)	(1,162)

Net increase (decrease) in net assets from operations	(9,861)	(583)	(1,732)	(1,277)
Changes from principal transactions:
Total unit transactions	(5,304)	142	(1,734)	(492)

Increase (decrease) in assets derived from principal
transactions	(5,304)	142	(1,734)	(492)

Total increase (decrease)	(15,165)	(441)	(3,466)	(1,769)

Net assets at December 31, 2008	$ 13,578	$ 815	$ 3,482	$ 1,885

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Global
	Real Estate	ING Global	ING Global	ING Janus
	Portfolio -	Real Estate	Resources	Contrarian
	Institutional	Portfolio -	Portfolio -	Portfolio -
	Class	Service Class	Service Class	Service Class

Net assets at January 1, 2007	$ -	$ 2,017	$ 1,610	$ -

Increase (decrease) in net assets
Operations:
Net investment income (loss)	-	44	(91)	-
Total realized gain (loss) on investments
and capital gains distributions	-	158	1,479	-
Net unrealized appreciation (depreciation)
of investments	-	(593)	1,202	-

Net increase (decrease) in net assets from operations	-	(391)	2,590	-
Changes from principal transactions:
Total unit transactions	-	767	6,902	-

Increase (decrease) in assets derived from principal
transactions	-	767	6,902	-

Total increase (decrease)	-	376	9,492	-

Net assets at December 31, 2007	-	2,393	11,102	-

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(3)	(21)	73	-
Total realized gain (loss) on investments
and capital gains distributions	(49)	(488)	1,390	(77)
Net unrealized appreciation (depreciation)
of investments	(449)	(385)	(6,547)	(47)

Net increase (decrease) in net assets from operations	(501)	(894)	(5,084)	(124)
Changes from principal transactions:
Total unit transactions	1,588	(597)	180	263

Increase (decrease) in assets derived from principal
transactions	1,588	(597)	180	263

Total increase (decrease)	1,087	(1,491)	(4,904)	139

Net assets at December 31, 2008	$ 1,087	$ 902	$ 6,198	$ 139

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING JPMorgan		ING JPMorgan
	Emerging	ING JPMorgan	Small Cap Core	ING JPMorgan
	Markets Equity	Emerging	Equity	Small Cap Core
	Portfolio -	Markets Equity	Portfolio -	Equity
	Institutional	Portfolio -	Institutional	Portfolio -
	Class	Service Class	Class	Service Class

Net assets at January 1, 2007	$ 4,487	$ 6,325	$ 6,901	$ 358

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(16)	11	(54)	(2)
Total realized gain (loss) on investments
and capital gains distributions	1,416	962	788	15
Net unrealized appreciation (depreciation)
of investments	741	1,571	(766)	(19)

Net increase (decrease) in net assets from operations	2,141	2,544	(32)	(6)
Changes from principal transactions:
Total unit transactions	3,262	1,443	(2,682)	(207)

Increase (decrease) in assets derived from principal
transactions	3,262	1,443	(2,682)	(207)

Total increase (decrease)	5,403	3,987	(2,714)	(213)

Net assets at December 31, 2007	9,890	10,312	4,187	145

Increase (decrease) in net assets
Operations:
Net investment income (loss)	66	119	(14)	-
Total realized gain (loss) on investments
and capital gains distributions	351	822	100	(4)
Net unrealized appreciation (depreciation)
of investments	(4,720)	(5,878)	(1,062)	(40)

Net increase (decrease) in net assets from operations	(4,303)	(4,937)	(976)	(44)
Changes from principal transactions:
Total unit transactions	(2,259)	(1,191)	(1,292)	1

Increase (decrease) in assets derived from principal
transactions	(2,259)	(1,191)	(1,292)	1

Total increase (decrease)	(6,562)	(6,128)	(2,268)	(43)

Net assets at December 31, 2008	$ 3,328	$ 4,184	$ 1,919	$ 102

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING JPMorgan
	Value	ING JPMorgan		ING Legg
	Opportunities	Value	ING Julius	Mason Value
	Portfolio -	Opportunities	Baer Foreign	Portfolio -
	Institutional	Portfolio -	Portfolio -	Institutional
	Class	Service Class	Service Class	Class

Net assets at January 1, 2007	$ 41,313	$ 3,543	$ 13,881	$ 31,996

Increase (decrease) in net assets
Operations:
Net investment income (loss)	74	(7)	(143)	(350)
Total realized gain (loss) on investments
and capital gains distributions	4,592	361	2,106	1,703
Net unrealized appreciation (depreciation)
of investments	(4,873)	(404)	185	(2,837)

Net increase (decrease) in net assets from operations	(207)	(50)	2,148	(1,484)
Changes from principal transactions:
Total unit transactions	(13,412)	(596)	(285)	(9,198)

Increase (decrease) in assets derived from principal
transactions	(13,412)	(596)	(285)	(9,198)

Total increase (decrease)	(13,619)	(646)	1,863	(10,682)

Net assets at December 31, 2007	27,694	2,897	15,744	21,314

Increase (decrease) in net assets
Operations:
Net investment income (loss)	412	35	(112)	(128)
Total realized gain (loss) on investments
and capital gains distributions	810	168	959	1,302
Net unrealized appreciation (depreciation)
of investments	(9,990)	(1,247)	(7,252)	(11,479)

Net increase (decrease) in net assets from operations	(8,768)	(1,044)	(6,405)	(10,305)
Changes from principal transactions:
Total unit transactions	(8,350)	(427)	(2,183)	(3,994)

Increase (decrease) in assets derived from principal
transactions	(8,350)	(427)	(2,183)	(3,994)

Total increase (decrease)	(17,118)	(1,471)	(8,588)	(14,299)

Net assets at December 31, 2008	$ 10,576	$ 1,426	$ 7,156	$ 7,015

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

		ING LifeStyle		ING LifeStyle
	ING Legg	Aggressive	ING LifeStyle	Moderate
	Mason Value	Growth	Growth	Growth
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Service Class	Service Class	Service Class	Service Class

Net assets at January 1, 2007	$ 571	$ 1,239	$ 8,785	$ 13,815

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(5)	(13)	(38)	(15)
Total realized gain (loss) on investments
and capital gains distributions	24	215	610	794
Net unrealized appreciation (depreciation)
of investments	(55)	(151)	(361)	(340)

Net increase (decrease) in net assets from operations	(36)	51	211	439
Changes from principal transactions:
Total unit transactions	(101)	911	(803)	519

Increase (decrease) in assets derived from principal
transactions	(101)	911	(803)	519

Total increase (decrease)	(137)	962	(592)	958

Net assets at December 31, 2007	434	2,201	8,193	14,773

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(2)	7	23	63
Total realized gain (loss) on investments
and capital gains distributions	11	(23)	254	172
Net unrealized appreciation (depreciation)
of investments	(237)	(766)	(3,134)	(4,070)

Net increase (decrease) in net assets from operations	(228)	(782)	(2,857)	(3,835)
Changes from principal transactions:
Total unit transactions	(44)	(351)	(559)	(3,941)

Increase (decrease) in assets derived from principal
transactions	(44)	(351)	(559)	(3,941)

Total increase (decrease)	(272)	(1,133)	(3,416)	(7,776)

Net assets at December 31, 2008	$ 162	$ 1,068	$ 4,777	$ 6,997

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

		ING Lord
		Abbett	ING Lord
	ING LifeStyle	Affiliated	Abbett	ING Marsico
	Moderate	Portfolio -	Affiliated	Growth
	Portfolio -	Institutional	Portfolio -	Portfolio -
	Service Class	Class	Service Class	Service Class

Net assets at January 1, 2007	$ 10,417	$ 45	$ 1,071	$ 918

Increase (decrease) in net assets
Operations:
Net investment income (loss)	24	(25)	2	(14)
Total realized gain (loss) on investments
and capital gains distributions	593	25	39	68
Net unrealized appreciation (depreciation)
of investments	(217)	129	(15)	74

Net increase (decrease) in net assets from operations	400	129	26	128
Changes from principal transactions:
Total unit transactions	1,459	6,856	(142)	1,096

Increase (decrease) in assets derived from principal
transactions	1,459	6,856	(142)	1,096

Total increase (decrease)	1,859	6,985	(116)	1,224

Net assets at December 31, 2007	12,276	7,030	955	2,142

Increase (decrease) in net assets
Operations:
Net investment income (loss)	51	132	8	(8)
Total realized gain (loss) on investments
and capital gains distributions	26	575	37	(75)
Net unrealized appreciation (depreciation)
of investments	(3,025)	(3,148)	(351)	(847)

Net increase (decrease) in net assets from operations	(2,948)	(2,441)	(306)	(930)
Changes from principal transactions:
Total unit transactions	(2,014)	(569)	(191)	73

Increase (decrease) in assets derived from principal
transactions	(2,014)	(569)	(191)	73

Total increase (decrease)	(4,962)	(3,010)	(497)	(857)

Net assets at December 31, 2008	$ 7,314	$ 4,020	$ 458	$ 1,285

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Marsico	ING MFS Total
	International	Return	ING MFS Total	ING MFS
	Opportunities	Portfolio -	Return	Utilities
	Portfolio -	Institutional	Portfolio -	Portfolio -
	Service Class	Class	Service Class	Service Class

Net assets at January 1, 2007	$ 13,618	$ 123,605	$ 1,658	$ 1,201

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(24)	1,883	34	(3)
Total realized gain (loss) on investments
and capital gains distributions	2,516	7,483	107	613
Net unrealized appreciation (depreciation)
of investments	(236)	(5,657)	(86)	28

Net increase (decrease) in net assets from operations	2,256	3,709	55	638
Changes from principal transactions:
Total unit transactions	(2,141)	(34,415)	(90)	2,257

Increase (decrease) in assets derived from principal
transactions	(2,141)	(34,415)	(90)	2,257

Total increase (decrease)	115	(30,706)	(35)	2,895

Net assets at December 31, 2007	13,733	92,899	1,623	4,096

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(19)	3,304	73	74
Total realized gain (loss) on investments
and capital gains distributions	575	2,269	75	89
Net unrealized appreciation (depreciation)
of investments	(6,683)	(23,157)	(498)	(1,701)

Net increase (decrease) in net assets from operations	(6,127)	(17,584)	(350)	(1,538)
Changes from principal transactions:
Total unit transactions	(2,468)	(26,475)	(120)	(397)

Increase (decrease) in assets derived from principal
transactions	(2,468)	(26,475)	(120)	(397)

Total increase (decrease)	(8,595)	(44,059)	(470)	(1,935)

Net assets at December 31, 2008	$ 5,138	$ 48,840	$ 1,153	$ 2,161

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

		ING
		Oppenheimer	ING
	ING Mid Cap	Main Street	Oppenheimer	ING PIMCO
	Growth	Portfolio® -	Main Street	High Yield
	Portfolio -	Institutional	Portfolio® -	Portfolio -
	Service Class	Class	Service Class	Service Class

Net assets at January 1, 2007	$ 109	$ 3,092	$ 168	$ 3,918

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(2)	(7)	1	180
Total realized gain (loss) on investments
and capital gains distributions	4	250	16	9
Net unrealized appreciation (depreciation)
of investments	(7)	(135)	(6)	(126)

Net increase (decrease) in net assets from operations	(5)	108	11	63
Changes from principal transactions:
Total unit transactions	70	(198)	(102)	(1,131)

Increase (decrease) in assets derived from principal
transactions	70	(198)	(102)	(1,131)

Total increase (decrease)	65	(90)	(91)	(1,068)

Net assets at December 31, 2007	174	3,002	77	2,850

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(1)	37	3	165
Total realized gain (loss) on investments
and capital gains distributions	(18)	(85)	(1)	(156)
Net unrealized appreciation (depreciation)
of investments	3	(939)	(62)	(580)

Net increase (decrease) in net assets from operations	(16)	(987)	(60)	(571)
Changes from principal transactions:
Total unit transactions	(158)	(567)	95	(531)

Increase (decrease) in assets derived from principal
transactions	(158)	(567)	95	(531)

Total increase (decrease)	(174)	(1,554)	35	(1,102)

Net assets at December 31, 2008	$ -	$ 1,448	$ 112	$ 1,748

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Pioneer		ING Pioneer
	Equity Income	ING Pioneer	Mid Cap Value	ING Pioneer
	Portfolio -	Fund Portfolio -	Portfolio -	Mid Cap Value
	Institutional	Institutional	Institutional	Portfolio -
	Class	Class	Class	Service Class

Net assets at January 1, 2007	$ -	$ 26,316	$ 36	$ 344

Increase (decrease) in net assets
Operations:
Net investment income (loss)	59	(32)	(14)	(7)
Total realized gain (loss) on investments
and capital gains distributions	10	2,165	2	104
Net unrealized appreciation (depreciation)
of investments	(218)	(945)	(85)	(122)

Net increase (decrease) in net assets from operations	(149)	1,188	(97)	(25)
Changes from principal transactions:
Total unit transactions	6,439	(5,692)	3,819	928

Increase (decrease) in assets derived from principal
transactions	6,439	(5,692)	3,819	928

Total increase (decrease)	6,290	(4,504)	3,722	903

Net assets at December 31, 2007	6,290	21,812	3,758	1,247

Increase (decrease) in net assets
Operations:
Net investment income (loss)	97	316	39	3
Total realized gain (loss) on investments
and capital gains distributions	(196)	1,196	47	(117)
Net unrealized appreciation (depreciation)
of investments	(1,671)	(7,916)	(1,278)	(284)

Net increase (decrease) in net assets from operations	(1,770)	(6,404)	(1,192)	(398)
Changes from principal transactions:
Total unit transactions	(755)	(5,268)	(138)	(149)

Increase (decrease) in assets derived from principal
transactions	(755)	(5,268)	(138)	(149)

Total increase (decrease)	(2,525)	(11,672)	(1,330)	(547)

Net assets at December 31, 2008	$ 3,765	$ 10,140	$ 2,428	$ 700

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING T. Rowe	ING T. Rowe
	Price Capital	Price Equity	ING Templeton	ING UBS U.S.
	Appreciation	Income	Global Growth	Allocation
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Service Class	Service Class	Service Class	Service Class

Net assets at January 1, 2007	$ 5,804	$ 6,350	$ 692	$ 7,159

Increase (decrease) in net assets
Operations:
Net investment income (loss)	66	24	(4)	45
Total realized gain (loss) on investments
and capital gains distributions	768	489	78	671
Net unrealized appreciation (depreciation)
of investments	(661)	(374)	(75)	(648)

Net increase (decrease) in net assets from operations	173	139	(1)	68
Changes from principal transactions:
Total unit transactions	3,033	873	577	(1,235)

Increase (decrease) in assets derived from principal
transactions	3,033	873	577	(1,235)

Total increase (decrease)	3,206	1,012	576	(1,167)

Net assets at December 31, 2007	9,010	7,362	1,268	5,992

Increase (decrease) in net assets
Operations:
Net investment income (loss)	319	188	(3)	129
Total realized gain (loss) on investments
and capital gains distributions	590	32	(119)	(337)
Net unrealized appreciation (depreciation)
of investments	(3,970)	(2,867)	(297)	(128)

Net increase (decrease) in net assets from operations	(3,061)	(2,647)	(419)	(336)
Changes from principal transactions:
Total unit transactions	2,014	(326)	(411)	(5,656)

Increase (decrease) in assets derived from principal
transactions	2,014	(326)	(411)	(5,656)

Total increase (decrease)	(1,047)	(2,973)	(830)	(5,992)

Net assets at December 31, 2008	$ 7,963	$ 4,389	$ 438	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Van	ING Van	ING Van
	Kampen	Kampen	Kampen Large
	Capital Growth	Growth and	Cap Growth	ING Van
	Portfolio -	Income	Portfolio -	Kampen Real
	Institutional	Portfolio -	Institutional	Estate Portfolio
	Class	Service Class	Class	- Service Class

Net assets at January 1, 2007	$ -	$ 1,476	$ 78,216	$ 1,079

Increase (decrease) in net assets
Operations:
Net investment income (loss)	-	7	(765)	10
Total realized gain (loss) on investments
and capital gains distributions	-	105	976	(87)
Net unrealized appreciation (depreciation)
of investments	-	(83)	1,707	(586)

Net increase (decrease) in net assets from operations	-	29	1,918	(663)
Changes from principal transactions:
Total unit transactions	-	(310)	(19,845)	1,088

Increase (decrease) in assets derived from principal
transactions	-	(310)	(19,845)	1,088

Total increase (decrease)	-	(281)	(17,927)	425

Net assets at December 31, 2007	-	1,195	60,289	1,504

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(299)	30	70	6
Total realized gain (loss) on investments
and capital gains distributions	(854)	41	(1,233)	(590)
Net unrealized appreciation (depreciation)
of investments	(21,468)	(458)	(2,223)	(283)

Net increase (decrease) in net assets from operations	(22,621)	(387)	(3,386)	(867)
Changes from principal transactions:
Total unit transactions	46,179	27	(56,903)	427

Increase (decrease) in assets derived from principal
transactions	46,179	27	(56,903)	427

Total increase (decrease)	23,558	(360)	(60,289)	(440)

Net assets at December 31, 2008	$ 23,558	$ 835	$ -	$ 1,064

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Index
	Plus	ING VP Index
	International	Plus	ING Wells	ING Wells
	Equity	International	Fargo	Fargo Small
	Portfolio -	Equity	Disciplined	Cap Disciplined
	Institutional	Portfolio -	Value Portfolio	Portfolio -
	Class	Service Class	- Service Class	Service Class

Net assets at January 1, 2007	$ -	$ 9,676	$ 225	$ 374

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(52)	(129)	-	(5)
Total realized gain (loss) on investments
and capital gains distributions	(14)	1,601	17	16
Net unrealized appreciation (depreciation)
of investments	(351)	(634)	(43)	(29)

Net increase (decrease) in net assets from operations	(417)	838	(26)	(18)
Changes from principal transactions:
Total unit transactions	25,259	(9,169)	176	(38)

Increase (decrease) in assets derived from principal
transactions	25,259	(9,169)	176	(38)

Total increase (decrease)	24,842	(8,331)	150	(56)

Net assets at December 31, 2007	24,842	1,345	375	318

Increase (decrease) in net assets
Operations:
Net investment income (loss)	917	47	8	(1)
Total realized gain (loss) on investments
and capital gains distributions	1,162	125	(86)	(32)
Net unrealized appreciation (depreciation)
of investments	(11,378)	(666)	30	(50)

Net increase (decrease) in net assets from operations	(9,299)	(494)	(48)	(83)
Changes from principal transactions:
Total unit transactions	(5,708)	(251)	(327)	(112)

Increase (decrease) in assets derived from principal
transactions	(5,708)	(251)	(327)	(112)

Total increase (decrease)	(15,007)	(745)	(375)	(195)

Net assets at December 31, 2008	$ 9,835	$ 600	$ -	$ 123

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING American	ING American		ING Baron
	Century Large	Century Small-		Small Cap
	Company Value	Mid Cap Value	ING Baron	Growth
	Portfolio -	Portfolio -	Asset Portfolio -	Portfolio -
	Service Class	Service Class	Service Class	Service Class

Net assets at January 1, 2007	$ 187	$ 1,650	$ 7	$ 7,061

Increase (decrease) in net assets
Operations:
Net investment income (loss)	1	(7)	(3)	(62)
Total realized gain (loss) on investments
and capital gains distributions	34	242	6	591
Net unrealized appreciation (depreciation)
of investments	(41)	(278)	-	(197)

Net increase (decrease) in net assets from operations	(6)	(43)	3	332
Changes from principal transactions:
Total unit transactions	87	(208)	678	(2,160)

Increase (decrease) in assets derived from principal
transactions	87	(208)	678	(2,160)

Total increase (decrease)	81	(251)	681	(1,828)

Net assets at December 31, 2007	268	1,399	688	5,233

Increase (decrease) in net assets
Operations:
Net investment income (loss)	25	(1)	(5)	(39)
Total realized gain (loss) on investments
and capital gains distributions	(136)	87	(246)	2
Net unrealized appreciation (depreciation)
of investments	4	(403)	(140)	(2,082)

Net increase (decrease) in net assets from operations	(107)	(317)	(391)	(2,119)
Changes from principal transactions:
Total unit transactions	9	118	(31)	(349)

Increase (decrease) in assets derived from principal
transactions	9	118	(31)	(349)

Total increase (decrease)	(98)	(199)	(422)	(2,468)

Net assets at December 31, 2008	$ 170	$ 1,200	$ 266	$ 2,765

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Columbia
	Small Cap	ING Davis New	ING JPMorgan	ING JPMorgan
	Value II	York Venture	International	Mid Cap Value
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Service Class	Service Class	Initial Class	Service Class

Net assets at January 1, 2007	$ 3,294	$ 2,083	$ 45,361	$ 2,766

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(26)	(25)	364	(12)
Total realized gain (loss) on investments
and capital gains distributions	235	107	6,935	242
Net unrealized appreciation (depreciation)
of investments	(126)	(20)	(3,596)	(198)

Net increase (decrease) in net assets from operations	83	62	3,703	32
Changes from principal transactions:
Total unit transactions	(1,701)	1,241	(11,159)	184

Increase (decrease) in assets derived from principal
transactions	(1,701)	1,241	(11,159)	184

Total increase (decrease)	(1,618)	1,303	(7,456)	216

Net assets at December 31, 2007	1,676	3,386	37,905	2,982

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(13)	(11)	910	23
Total realized gain (loss) on investments
and capital gains distributions	(29)	(51)	5,097	165
Net unrealized appreciation (depreciation)
of investments	(484)	(1,332)	(7,404)	(1,009)

Net increase (decrease) in net assets from operations	(526)	(1,394)	(1,397)	(821)
Changes from principal transactions:
Total unit transactions	(389)	126	(36,508)	(631)

Increase (decrease) in assets derived from principal
transactions	(389)	126	(36,508)	(631)

Total increase (decrease)	(915)	(1,268)	(37,905)	(1,452)

Net assets at December 31, 2008	$ 761	$ 2,118	$ -	$ 1,530

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Legg	ING Lord
	Mason Partners	Abbett U.S.	ING Neuberger	ING Neuberger
	Aggressive	Government	Berman	Berman
	Growth	Securities	Partners	Partners
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Initial Class	Initial Class	Initial Class	Service Class

Net assets at January 1, 2007	$ 42,509	$ 11,549	$ 49,253	$ -

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(487)	402	(481)	-
Total realized gain (loss) on investments
and capital gains distributions	3,242	106	3,194	(18)
Net unrealized appreciation (depreciation)
of investments	(3,600)	134	710	1

Net increase (decrease) in net assets from operations	(845)	642	3,423	(17)
Changes from principal transactions:
Total unit transactions	(9,332)	(1,027)	(12,643)	64

Increase (decrease) in assets derived from principal
transactions	(9,332)	(1,027)	(12,643)	64

Total increase (decrease)	(10,177)	(385)	(9,220)	47

Net assets at December 31, 2007	32,332	11,164	40,033	47

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(321)	131	(288)	(1)
Total realized gain (loss) on investments
and capital gains distributions	1,691	164	(865)	(33)
Net unrealized appreciation (depreciation)
of investments	(13,101)	(127)	(15,646)	(39)

Net increase (decrease) in net assets from operations	(11,731)	168	(16,799)	(73)
Changes from principal transactions:
Total unit transactions	(4,303)	(11,332)	(9,189)	252

Increase (decrease) in assets derived from principal
transactions	(4,303)	(11,332)	(9,189)	252

Total increase (decrease)	(16,034)	(11,164)	(25,988)	179

Net assets at December 31, 2008	$ 16,298	$ -	$ 14,045	$ 226

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

				ING
	ING Neuberger			Oppenheimer
	Berman	ING OpCap	ING	Strategic
	Regency	Balanced Value	Oppenheimer	Income
	Portfolio -	Portfolio -	Global Portfolio	Portfolio -
	Service Class	Service Class	- Initial Class	Initial Class

Net assets at January 1, 2007	$ 370	$ 1,186	$ 190,280	$ 70,286

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(3)	3	(297)	2,249
Total realized gain (loss) on investments
and capital gains distributions	43	159	20,900	1,564
Net unrealized appreciation (depreciation)
of investments	(40)	(197)	(10,554)	1,033

Net increase (decrease) in net assets from operations	-	(35)	10,049	4,846
Changes from principal transactions:
Total unit transactions	(236)	(346)	(40,882)	(8,494)

Increase (decrease) in assets derived from principal
transactions	(236)	(346)	(40,882)	(8,494)

Total increase (decrease)	(236)	(381)	(30,833)	(3,648)

Net assets at December 31, 2007	134	805	159,447	66,638

Increase (decrease) in net assets
Operations:
Net investment income (loss)	-	30	1,267	2,283
Total realized gain (loss) on investments
and capital gains distributions	(15)	(313)	11,929	1,017
Net unrealized appreciation (depreciation)
of investments	11	23	(71,805)	(13,035)

Net increase (decrease) in net assets from operations	(4)	(260)	(58,609)	(9,735)
Changes from principal transactions:
Total unit transactions	(130)	(545)	(24,216)	(12,876)

Increase (decrease) in assets derived from principal
transactions	(130)	(545)	(24,216)	(12,876)

Total increase (decrease)	(134)	(805)	(82,825)	(22,611)

Net assets at December 31, 2008	$ -	$ -	$ 76,622	$ 44,027

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING
	Oppenheimer
	Strategic	ING PIMCO	ING Pioneer
	Income	Total Return	High Yield	ING Solution
	Portfolio -	Portfolio -	Portfolio -	2015 Portfolio -
	Service Class	Service Class	Initial Class	Service Class

Net assets at January 1, 2007	$ 1	$ 6,721	$ 21	$ 959

Increase (decrease) in net assets
Operations:
Net investment income (loss)	1	182	38	(5)
Total realized gain (loss) on investments
and capital gains distributions	-	48	(36)	5
Net unrealized appreciation (depreciation)
of investments	-	370	(8)	39

Net increase (decrease) in net assets from operations	1	600	(6)	39
Changes from principal transactions:
Total unit transactions	18	706	340	454

Increase (decrease) in assets derived from principal
transactions	18	706	340	454

Total increase (decrease)	19	1,306	334	493

Net assets at December 31, 2007	20	8,027	355	1,452

Increase (decrease) in net assets
Operations:
Net investment income (loss)	1	339	433	26
Total realized gain (loss) on investments
and capital gains distributions	-	218	(453)	113
Net unrealized appreciation (depreciation)
of investments	(4)	(649)	(4,889)	(908)

Net increase (decrease) in net assets from operations	(3)	(92)	(4,909)	(769)
Changes from principal transactions:
Total unit transactions	(1)	2,005	17,222	1,740

Increase (decrease) in assets derived from principal
transactions	(1)	2,005	17,222	1,740

Total increase (decrease)	(4)	1,913	12,313	971

Net assets at December 31, 2008	$ 16	$ 9,940	$ 12,668	$ 2,423

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

				ING Solution
	ING Solution	ING Solution	ING Solution	Income
	2025 Portfolio -	2035 Portfolio -	2045 Portfolio -	Portfolio -
	Service Class	Service Class	Service Class	Service Class

Net assets at January 1, 2007	$ 853	$ 453	$ 272	$ 408

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(9)	(6)	(6)	(1)
Total realized gain (loss) on investments
and capital gains distributions	23	6	39	45
Net unrealized appreciation (depreciation)
of investments	7	17	(24)	2

Net increase (decrease) in net assets from operations	21	17	9	46
Changes from principal transactions:
Total unit transactions	1,543	1,160	1,100	810

Increase (decrease) in assets derived from principal
transactions	1,543	1,160	1,100	810

Total increase (decrease)	1,564	1,177	1,109	856

Net assets at December 31, 2007	2,417	1,630	1,381	1,264

Increase (decrease) in net assets
Operations:
Net investment income (loss)	6	6	2	10
Total realized gain (loss) on investments
and capital gains distributions	(30)	(33)	(220)	11
Net unrealized appreciation (depreciation)
of investments	(680)	(626)	(308)	(241)

Net increase (decrease) in net assets from operations	(704)	(653)	(526)	(220)
Changes from principal transactions:
Total unit transactions	(246)	219	(91)	305

Increase (decrease) in assets derived from principal
transactions	(246)	219	(91)	305

Total increase (decrease)	(950)	(434)	(617)	85

Net assets at December 31, 2008	$ 1,467	$ 1,196	$ 764	$ 1,349

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING T. Rowe
	Price
	Diversified Mid	ING T. Rowe	ING Templeton	ING Templeton
	Cap Growth	Price Growth	Foreign Equity	Foreign Equity
	Portfolio -	Equity Portfolio	Portfolio -	Portfolio -
	Initial Class	- Initial Class	Initial Class	Service Class

Net assets at January 1, 2007	$ 78,292	$ 60,240	$ -	$ 715

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(769)	(467)	-	(3)
Total realized gain (loss) on investments
and capital gains distributions	10,993	6,819	-	112
Net unrealized appreciation (depreciation)
of investments	(1,426)	(1,419)	-	10

Net increase (decrease) in net assets from operations	8,798	4,933	-	119
Changes from principal transactions:
Total unit transactions	(18,383)	(11,350)	-	704

Increase (decrease) in assets derived from principal
transactions	(18,383)	(11,350)	-	704

Total increase (decrease)	(9,585)	(6,417)	-	823

Net assets at December 31, 2007	68,707	53,823	-	1,538

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(392)	16	394	(5)
Total realized gain (loss) on investments
and capital gains distributions	8,428	4,236	(1,809)	(26)
Net unrealized appreciation (depreciation)
of investments	(35,176)	(25,140)	(11,194)	(45)

Net increase (decrease) in net assets from operations	(27,140)	(20,888)	(12,609)	(76)
Changes from principal transactions:
Total unit transactions	(8,917)	(7,724)	30,850	(1,462)

Increase (decrease) in assets derived from principal
transactions	(8,917)	(7,724)	30,850	(1,462)

Total increase (decrease)	(36,057)	(28,612)	18,241	(1,538)

Net assets at December 31, 2008	$ 32,650	$ 25,211	$ 18,241	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

		ING UBS U.S.	ING UBS U.S.	ING Van
		Large Cap	Small Cap	Kampen
	ING Thornburg	Equity	Growth	Comstock
	Value Portfolio	Portfolio -	Portfolio -	Portfolio -
	- Initial Class	Initial Class	Service Class	Service Class

Net assets at January 1, 2007	$ 28,919	$ 36,982	$ 29	$ 3,248

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(230)	(203)	(1)	10
Total realized gain (loss) on investments
and capital gains distributions	3,052	2,433	8	181
Net unrealized appreciation (depreciation)
of investments	(1,017)	(2,008)	(4)	(249)

Net increase (decrease) in net assets from operations	1,805	222	3	(58)
Changes from principal transactions:
Total unit transactions	(3,290)	(6,278)	4	(622)

Increase (decrease) in assets derived from principal
transactions	(3,290)	(6,278)	4	(622)

Total increase (decrease)	(1,485)	(6,056)	7	(680)

Net assets at December 31, 2007	27,434	30,926	36	2,568

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(134)	254	-	57
Total realized gain (loss) on investments
and capital gains distributions	1,095	661	(7)	61
Net unrealized appreciation (depreciation)
of investments	(11,027)	(12,137)	4	(955)

Net increase (decrease) in net assets from operations	(10,066)	(11,222)	(3)	(837)
Changes from principal transactions:
Total unit transactions	(3,947)	(4,407)	(33)	(361)

Increase (decrease) in assets derived from principal
transactions	(3,947)	(4,407)	(33)	(361)

Total increase (decrease)	(14,013)	(15,629)	(36)	(1,198)

Net assets at December 31, 2008	$ 13,421	$ 15,297	$ -	$ 1,370

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

		ING VP	ING VP	ING VP
	ING Van	Strategic	Strategic	Strategic
	Kampen Equity	Allocation	Allocation	Allocation
	and Income	Conservative	Growth	Moderate
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Initial Class	Class I	Class I	Class I

Net assets at January 1, 2007	$ 142,375	$ 14,115	$ 15,119	$ 20,258

Increase (decrease) in net assets
Operations:
Net investment income (loss)	1,506	283	76	183
Total realized gain (loss) on investments
and capital gains distributions	8,978	871	1,685	2,044
Net unrealized appreciation (depreciation)
of investments	(6,939)	(548)	(1,198)	(1,494)

Net increase (decrease) in net assets from operations	3,545	606	563	733
Changes from principal transactions:
Total unit transactions	(32,966)	(1,609)	(1,578)	(4,691)

Increase (decrease) in assets derived from principal
transactions	(32,966)	(1,609)	(1,578)	(4,691)

Total increase (decrease)	(29,421)	(1,003)	(1,015)	(3,958)

Net assets at December 31, 2007	112,954	13,112	14,104	16,300

Increase (decrease) in net assets
Operations:
Net investment income (loss)	3,379	333	136	245
Total realized gain (loss) on investments
and capital gains distributions	4,903	641	1,355	1,195
Net unrealized appreciation (depreciation)
of investments	(32,701)	(3,955)	(6,271)	(6,295)

Net increase (decrease) in net assets from operations	(24,419)	(2,981)	(4,780)	(4,855)
Changes from principal transactions:
Total unit transactions	(21,242)	(1,853)	(886)	(1,837)

Increase (decrease) in assets derived from principal
transactions	(21,242)	(1,853)	(886)	(1,837)

Total increase (decrease)	(45,661)	(4,834)	(5,666)	(6,692)

Net assets at December 31, 2008	$ 67,293	$ 8,278	$ 8,438	$ 9,608

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP
	Growth and
	Income	ING GET U.S.	ING GET U.S.	ING GET U.S.
	Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio -
	Class I	Series 1	Series 2	Series 3

Net assets at January 1, 2007	$ 372,591	$ 16,578	$ 9,019	$ 28,242

Increase (decrease) in net assets
Operations:
Net investment income (loss)	811	94	70	163
Total realized gain (loss) on investments
and capital gains distributions	7,654	427	171	307
Net unrealized appreciation (depreciation)
of investments	13,733	(178)	(37)	322

Net increase (decrease) in net assets from operations	22,198	343	204	792
Changes from principal transactions:
Total unit transactions	(55,600)	(2,880)	(3,095)	(5,720)

Increase (decrease) in assets derived from principal
transactions	(55,600)	(2,880)	(3,095)	(5,720)

Total increase (decrease)	(33,402)	(2,537)	(2,891)	(4,928)

Net assets at December 31, 2007	339,189	14,041	6,128	23,314

Increase (decrease) in net assets
Operations:
Net investment income (loss)	947	325	145	64
Total realized gain (loss) on investments
and capital gains distributions	4,363	(545)	(298)	995
Net unrealized appreciation (depreciation)
of investments	(129,666)	(475)	(219)	(2,136)

Net increase (decrease) in net assets from operations	(124,356)	(695)	(372)	(1,077)
Changes from principal transactions:
Total unit transactions	(28,154)	(13,346)	(5,756)	(5,430)

Increase (decrease) in assets derived from principal
transactions	(28,154)	(13,346)	(5,756)	(5,430)

Total increase (decrease)	(152,510)	(14,041)	(6,128)	(6,507)

Net assets at December 31, 2008	$ 186,679	$ -	$ -	$ 16,807

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.
	Core Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio -
	Series 4	Series 5	Series 6	Series 7

Net assets at January 1, 2007	$ 5,115	$ 3,282	$ 42,523	$ 29,018

Increase (decrease) in net assets
Operations:
Net investment income (loss)	46	(2)	243	175
Total realized gain (loss) on investments
and capital gains distributions	193	219	3,066	1,796
Net unrealized appreciation (depreciation)
of investments	(151)	(184)	(2,640)	(1,475)

Net increase (decrease) in net assets from operations	88	33	669	496
Changes from principal transactions:
Total unit transactions	(1,170)	(922)	(12,055)	(10,159)

Increase (decrease) in assets derived from principal
transactions	(1,170)	(922)	(12,055)	(10,159)

Total increase (decrease)	(1,082)	(889)	(11,386)	(9,663)

Net assets at December 31, 2007	4,033	2,393	31,137	19,355

Increase (decrease) in net assets
Operations:
Net investment income (loss)	33	-	57	47
Total realized gain (loss) on investments
and capital gains distributions	331	268	3,566	2,401
Net unrealized appreciation (depreciation)
of investments	(623)	(479)	(5,913)	(3,677)

Net increase (decrease) in net assets from operations	(259)	(211)	(2,290)	(1,229)
Changes from principal transactions:
Total unit transactions	(1,231)	(497)	(6,402)	(5,533)

Increase (decrease) in assets derived from principal
transactions	(1,231)	(497)	(6,402)	(5,533)

Total increase (decrease)	(1,490)	(708)	(8,692)	(6,762)

Net assets at December 31, 2008	$ 2,543	$ 1,685	$ 22,445	$ 12,593

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.
	Core Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio -
	Series 8	Series 9	Series 10	Series 11

Net assets at January 1, 2007	$ 28,056	$ 20,035	$ 18,001	$ 18,897

Increase (decrease) in net assets
Operations:
Net investment income (loss)	90	132	62	265
Total realized gain (loss) on investments
and capital gains distributions	2,156	1,342	1,125	836
Net unrealized appreciation (depreciation)
of investments	(1,767)	(903)	(768)	(946)

Net increase (decrease) in net assets from operations	479	571	419	155
Changes from principal transactions:
Total unit transactions	(13,295)	(8,738)	(8,470)	(7,622)

Increase (decrease) in assets derived from principal
transactions	(13,295)	(8,738)	(8,470)	(7,622)

Total increase (decrease)	(12,816)	(8,167)	(8,051)	(7,467)

Net assets at December 31, 2007	15,240	11,868	9,950	11,430

Increase (decrease) in net assets
Operations:
Net investment income (loss)	36	48	79	70
Total realized gain (loss) on investments
and capital gains distributions	2,047	1,679	1,178	1,405
Net unrealized appreciation (depreciation)
of investments	(3,239)	(2,484)	(1,796)	(1,698)

Net increase (decrease) in net assets from operations	(1,156)	(757)	(539)	(223)
Changes from principal transactions:
Total unit transactions	(3,162)	(2,981)	(2,889)	(3,077)

Increase (decrease) in assets derived from principal
transactions	(3,162)	(2,981)	(2,889)	(3,077)

Total increase (decrease)	(4,318)	(3,738)	(3,428)	(3,300)

Net assets at December 31, 2008	$ 10,922	$ 8,130	$ 6,522	$ 8,130

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

				ING BlackRock
				Global Science
	ING GET U.S.	ING GET U.S.	ING GET U.S.	and Technology
	Core Portfolio -	Core Portfolio -	Core Portfolio -	Portfolio -
	Series 12	Series 13	Series 14	Class I

Net assets at January 1, 2007	$ 48,943	$ 44,505	$ 85	$ 8,139

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(324)	(510)	(365)	(97)
Total realized gain (loss) on investments
and capital gains distributions	2,222	409	173	1,213
Net unrealized appreciation (depreciation)
of investments	(1,310)	1,284	547	183

Net increase (decrease) in net assets from operations	588	1,183	355	1,299
Changes from principal transactions:
Total unit transactions	(7,470)	(12,364)	25,132	(246)

Increase (decrease) in assets derived from principal
transactions	(7,470)	(12,364)	25,132	(246)

Total increase (decrease)	(6,882)	(11,181)	25,487	1,053

Net assets at December 31, 2007	42,061	33,324	25,572	9,192

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(4)	54	(15)	(68)
Total realized gain (loss) on investments
and capital gains distributions	5,062	1,389	160	148
Net unrealized appreciation (depreciation)
of investments	(8,028)	(1,590)	(20)	(3,138)

Net increase (decrease) in net assets from operations	(2,970)	(147)	125	(3,058)
Changes from principal transactions:
Total unit transactions	(18,690)	(13,741)	(4,606)	(2,391)

Increase (decrease) in assets derived from principal
transactions	(18,690)	(13,741)	(4,606)	(2,391)

Total increase (decrease)	(21,660)	(13,888)	(4,481)	(5,449)

Net assets at December 31, 2008	$ 20,401	$ 19,436	$ 21,091	$ 3,743

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

		ING Lehman	ING
		Brothers U.S.	Opportunistic	ING
	ING	Aggregate	Large Cap	Opportunistic
	International	Bond Index®	Growth	Large Cap
	Index Portfolio	Portfolio -	Portfolio -	Value Portfolio
	- Class I	Class I	Class I	- Class I

Net assets at January 1, 2007	$ -	$ -	$ 18,754	$ 11,521

Increase (decrease) in net assets
Operations:
Net investment income (loss)	-	-	(177)	49
Total realized gain (loss) on investments
and capital gains distributions	-	-	950	758
Net unrealized appreciation (depreciation)
of investments	-	-	1,889	(553)

Net increase (decrease) in net assets from operations	-	-	2,662	254
Changes from principal transactions:
Total unit transactions	-	-	(4,052)	(2,966)

Increase (decrease) in assets derived from principal
transactions	-	-	(4,052)	(2,966)

Total increase (decrease)	-	-	(1,390)	(2,712)

Net assets at December 31, 2007	-	-	17,364	8,809

Increase (decrease) in net assets
Operations:
Net investment income (loss)	3	1	(45)	59
Total realized gain (loss) on investments
and capital gains distributions	-	1	663	1,286
Net unrealized appreciation (depreciation)
of investments	(104)	4	(7,666)	(4,318)

Net increase (decrease) in net assets from operations	(101)	6	(7,048)	(2,973)
Changes from principal transactions:
Total unit transactions	312	90	(2,353)	(1,154)

Increase (decrease) in assets derived from principal
transactions	312	90	(2,353)	(1,154)

Total increase (decrease)	211	96	(9,401)	(4,127)

Net assets at December 31, 2008	$ 211	$ 96	$ 7,963	$ 4,682

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING
	Opportunistic	ING Russell™	ING Russell™	ING Russell™
	Large Cap	Large Cap	Mid Cap Index	Small Cap
	Value Portfolio	Index Portfolio	Portfolio -	Index Portfolio
	- Class S	- Class I	Class I	- Class I

Net assets at January 1, 2007	$ 1,192	$ -	$ -	$ -

Increase (decrease) in net assets
Operations:
Net investment income (loss)	3	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	64	-	-	-
Net unrealized appreciation (depreciation)
of investments	(43)	-	-	-

Net increase (decrease) in net assets from operations	24	-	-	-
Changes from principal transactions:
Total unit transactions	(432)	-	-	-

Increase (decrease) in assets derived from principal
transactions	(432)	-	-	-

Total increase (decrease)	(408)	-	-	-

Net assets at December 31, 2007	784	-	-	-

Increase (decrease) in net assets
Operations:
Net investment income (loss)	3	7	-	-
Total realized gain (loss) on investments
and capital gains distributions	44	(6)	(5)	(6)
Net unrealized appreciation (depreciation)
of investments	(266)	(12)	(13)	(10)

Net increase (decrease) in net assets from operations	(219)	(11)	(18)	(16)
Changes from principal transactions:
Total unit transactions	(280)	652	47	51

Increase (decrease) in assets derived from principal
transactions	(280)	652	47	51

Total increase (decrease)	(499)	641	29	35

Net assets at December 31, 2008	$ 285	$ 641	$ 29	$ 35

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Index	ING VP Index	ING VP Index	ING VP Small
	Plus LargeCap	Plus MidCap	Plus SmallCap	Company
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Class I	Class I	Class I	Class I

Net assets at January 1, 2007	$ 152,360	$ 16,714	$ 8,727	$ 68,006

Increase (decrease) in net assets
Operations:
Net investment income (loss)	30	(9)	(32)	(655)
Total realized gain (loss) on investments
and capital gains distributions	10,501	2,543	1,314	14,104
Net unrealized appreciation (depreciation)
of investments	(4,595)	(1,745)	(1,734)	(9,930)

Net increase (decrease) in net assets from operations	5,936	789	(452)	3,519
Changes from principal transactions:
Total unit transactions	(2,972)	(2,835)	(1,916)	(18,445)

Increase (decrease) in assets derived from principal
transactions	(2,972)	(2,835)	(1,916)	(18,445)

Total increase (decrease)	2,964	(2,046)	(2,368)	(14,926)

Net assets at December 31, 2007	155,324	14,668	6,359	53,080

Increase (decrease) in net assets
Operations:
Net investment income (loss)	1,188	67	6	(50)
Total realized gain (loss) on investments
and capital gains distributions	18,649	1,344	113	3,837
Net unrealized appreciation (depreciation)
of investments	(74,251)	(6,555)	(2,004)	(18,242)

Net increase (decrease) in net assets from operations	(54,414)	(5,144)	(1,885)	(14,455)
Changes from principal transactions:
Total unit transactions	(21,001)	(1,710)	(1,009)	(10,756)

Increase (decrease) in assets derived from principal
transactions	(21,001)	(1,710)	(1,009)	(10,756)

Total increase (decrease)	(75,415)	(6,854)	(2,894)	(25,211)

Net assets at December 31, 2008	$ 79,909	$ 7,814	$ 3,465	$ 27,869

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP			ING VP
	Financial	ING VP High	ING VP	MidCap
	Services	Yield Bond	International	Opportunities
	Portfolio -	Portfolio -	Value Portfolio	Portfolio -
	Class I	Class I	- Class I	Class I

Net assets at January 1, 2007	$ 426	$ 32,955	$ 6,725	$ 411

Increase (decrease) in net assets
Operations:
Net investment income (loss)	5	1,928	65	(5)
Total realized gain (loss) on investments
and capital gains distributions	46	59	1,694	35
Net unrealized appreciation (depreciation)
of investments	(121)	(1,666)	(933)	76

Net increase (decrease) in net assets from operations	(70)	321	826	106
Changes from principal transactions:
Total unit transactions	297	(9,020)	(1,048)	343

Increase (decrease) in assets derived from principal
transactions	297	(9,020)	(1,048)	343

Total increase (decrease)	227	(8,699)	(222)	449

Net assets at December 31, 2007	653	24,256	6,503	860

Increase (decrease) in net assets
Operations:
Net investment income (loss)	8	1,060	91	(6)
Total realized gain (loss) on investments
and capital gains distributions	(260)	(3,297)	344	(14)
Net unrealized appreciation (depreciation)
of investments	97	1,092	(2,981)	(312)

Net increase (decrease) in net assets from operations	(155)	(1,145)	(2,546)	(332)
Changes from principal transactions:
Total unit transactions	(498)	(23,111)	(350)	(30)

Increase (decrease) in assets derived from principal
transactions	(498)	(23,111)	(350)	(30)

Total increase (decrease)	(653)	(24,256)	(2,896)	(362)

Net assets at December 31, 2008	$ -	$ -	$ 3,607	$ 498

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP		ING VP	ING VP
	MidCap		SmallCap	SmallCap
	Opportunities	ING VP Real	Opportunities	Opportunities
	Portfolio -	Estate Portfolio	Portfolio -	Portfolio -
	Class S	- Class I	Class I	Class S

Net assets at January 1, 2007	$ 7,822	$ 5,083	$ 241	$ 5,223

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(98)	40	(3)	(65)
Total realized gain (loss) on investments
and capital gains distributions	784	637	32	594
Net unrealized appreciation (depreciation)
of investments	879	(1,045)	(10)	(101)

Net increase (decrease) in net assets from operations	1,565	(368)	19	428
Changes from principal transactions:
Total unit transactions	(2,428)	(3,255)	150	(1,467)

Increase (decrease) in assets derived from principal
transactions	(2,428)	(3,255)	150	(1,467)

Total increase (decrease)	(863)	(3,623)	169	(1,039)

Net assets at December 31, 2007	6,959	1,460	410	4,184

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(58)	18	(3)	(39)
Total realized gain (loss) on investments
and capital gains distributions	782	(361)	(20)	607
Net unrealized appreciation (depreciation)
of investments	(2,722)	389	(128)	(1,789)

Net increase (decrease) in net assets from operations	(1,998)	46	(151)	(1,221)
Changes from principal transactions:
Total unit transactions	(2,241)	(1,506)	263	(1,087)

Increase (decrease) in assets derived from principal
transactions	(2,241)	(1,506)	263	(1,087)

Total increase (decrease)	(4,239)	(1,460)	112	(2,308)

Net assets at December 31, 2008	$ 2,720	$ -	$ 522	$ 1,876

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

				Janus Aspen
	ING VP	ING VP	ING VP Money	Series Balanced
	Balanced	Intermediate	Market	Portfolio -
	Portfolio -	Bond Portfolio -	Portfolio -	Institutional
	Class I	Class I	Class I	Shares

Net assets at January 1, 2007	$ 165,989	$ 115,703	$ 224,967	$ 21

Increase (decrease) in net assets
Operations:
Net investment income (loss)	2,319	2,608	6,088	1
Total realized gain (loss) on investments
and capital gains distributions	11,934	(375)	2,744	-
Net unrealized appreciation (depreciation)
of investments	(7,477)	2,890	(779)	2

Net increase (decrease) in net assets from operations	6,776	5,123	8,053	3
Changes from principal transactions:
Total unit transactions	(27,316)	(15,629)	(28,176)	(1)

Increase (decrease) in assets derived from principal
transactions	(27,316)	(15,629)	(28,176)	(1)

Total increase (decrease)	(20,540)	(10,506)	(20,123)	2

Net assets at December 31, 2007	145,449	105,197	204,844	23

Increase (decrease) in net assets
Operations:
Net investment income (loss)	2,868	4,826	8,230	-
Total realized gain (loss) on investments
and capital gains distributions	9,554	(276)	411	2
Net unrealized appreciation (depreciation)
of investments	(49,597)	(15,079)	(5,671)	(5)

Net increase (decrease) in net assets from operations	(37,175)	(10,529)	2,970	(3)
Changes from principal transactions:
Total unit transactions	(26,921)	5,861	(436)	(4)

Increase (decrease) in assets derived from principal
transactions	(26,921)	5,861	(436)	(4)

Total increase (decrease)	(64,096)	(4,668)	2,534	(7)

Net assets at December 31, 2008	$ 81,353	$ 100,529	$ 207,378	$ 16

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

				Janus Aspen
		Janus Aspen	Janus Aspen	Series
	Janus Aspen	Series Large	Series Mid Cap	Worldwide
	Series Flexible	Cap Growth	Growth	Growth
	Bond Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Institutional	Institutional	Institutional	Institutional
	Shares	Shares	Shares	Shares

Net assets at January 1, 2007	$ 12	$ 8	$ 7	$ 7

Increase (decrease) in net assets
Operations:
Net investment income (loss)	1	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	-	-	-	(2)
Net unrealized appreciation (depreciation)
of investments	-	1	1	(1)

Net increase (decrease) in net assets from operations	1	1	1	(3)
Changes from principal transactions:
Total unit transactions	(1)	-	-	4

Increase (decrease) in assets derived from principal
transactions	(1)	-	-	4

Total increase (decrease)	-	1	1	1

Net assets at December 31, 2007	12	9	8	8

Increase (decrease) in net assets
Operations:
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	-	-	1	-
Net unrealized appreciation (depreciation)
of investments	-	(4)	(3)	(2)

Net increase (decrease) in net assets from operations	-	(4)	(2)	(2)
Changes from principal transactions:
Total unit transactions	(9)	-	(5)	(4)

Increase (decrease) in assets derived from principal
transactions	(9)	-	(5)	(4)

Total increase (decrease)	(9)	(4)	(7)	(6)

Net assets at December 31, 2008	$ 3	$ 5	$ 1	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Lord Abbett
	Series Fund -			Oppenheimer
	Mid-Cap Value	Oppenheimer	Oppenheimer	Main Street
	Portfolio - Class	Global	Main Street	Small Cap
	VC	Securities/VA	Fund®/VA	Fund®/VA

Net assets at January 1, 2007	$ 4,642	$ 83	$ 381	$ 723

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(24)	-	(1)	(4)
Total realized gain (loss) on investments
and capital gains distributions	688	4	8	26
Net unrealized appreciation (depreciation)
of investments	(655)	-	4	(34)

Net increase (decrease) in net assets from operations	9	4	11	(12)
Changes from principal transactions:
Total unit transactions	(510)	(3)	42	(94)

Increase (decrease) in assets derived from principal
transactions	(510)	(3)	42	(94)

Total increase (decrease)	(501)	1	53	(106)

Net assets at December 31, 2007	4,141	84	434	617

Increase (decrease) in net assets
Operations:
Net investment income (loss)	8	1	2	(1)
Total realized gain (loss) on investments
and capital gains distributions	(235)	5	19	10
Net unrealized appreciation (depreciation)
of investments	(1,270)	(37)	(191)	(245)

Net increase (decrease) in net assets from operations	(1,497)	(31)	(170)	(236)
Changes from principal transactions:
Total unit transactions	(644)	(6)	(9)	1

Increase (decrease) in assets derived from principal
transactions	(644)	(6)	(9)	1

Total increase (decrease)	(2,141)	(37)	(179)	(235)

Net assets at December 31, 2008	$ 2,000	$ 47	$ 255	$ 382

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

		PIMCO Real	Pioneer
		Return	Emerging	Pioneer High
	Oppenheimer	Portfolio -	Markets VCT	Yield VCT
	Mid Cap	Administrative	Portfolio -	Portfolio -
	Fund/VA	Class	Class I	Class I

Net assets at January 1, 2007	$ 74	$ 2,452	$ -	$ 480

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(1)	93	(7)	44
Total realized gain (loss) on investments
and capital gains distributions	2	(55)	112	18
Net unrealized appreciation (depreciation)
of investments	(3)	196	182	(22)

Net increase (decrease) in net assets from operations	(2)	234	287	40
Changes from principal transactions:
Total unit transactions	108	1,923	2,583	932

Increase (decrease) in assets derived from principal
transactions	108	1,923	2,583	932

Total increase (decrease)	106	2,157	2,870	972

Net assets at December 31, 2007	180	4,609	2,870	1,452

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(1)	176	(10)	62
Total realized gain (loss) on investments
and capital gains distributions	(20)	-	(307)	(200)
Net unrealized appreciation (depreciation)
of investments	(28)	(764)	(1,479)	(169)

Net increase (decrease) in net assets from operations	(49)	(588)	(1,796)	(307)
Changes from principal transactions:
Total unit transactions	(94)	1,867	(41)	(837)

Increase (decrease) in assets derived from principal
transactions	(94)	1,867	(41)	(837)

Total increase (decrease)	(143)	1,279	(1,837)	(1,144)

Net assets at December 31, 2008	$ 37	$ 5,888	$ 1,033	$ 308

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Wanger
	International	Wanger Select	Wanger USA

Net assets at January 1, 2007	$ -	$ 2,085	$ 569

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(4)	(33)	(5)
Total realized gain (loss) on investments
and capital gains distributions	(33)	482	67
Net unrealized appreciation (depreciation)
of investments	18	(159)	(31)

Net increase (decrease) in net assets from operations	(19)	290	31
Changes from principal transactions:
Total unit transactions	1,191	1,930	(164)

Increase (decrease) in assets derived from principal
transactions	1,191	1,930	(164)

Total increase (decrease)	1,172	2,220	(133)

Net assets at December 31, 2007	1,172	4,305	436

Increase (decrease) in net assets
Operations:
Net investment income (loss)	2	(26)	(3)
Total realized gain (loss) on investments
and capital gains distributions	(271)	(189)	(22)
Net unrealized appreciation (depreciation)
of investments	(185)	(1,660)	(142)

Net increase (decrease) in net assets from operations	(454)	(1,875)	(167)
Changes from principal transactions:
Total unit transactions	(312)	(698)	(38)

Increase (decrease) in assets derived from principal
transactions	(312)	(698)	(38)

Total increase (decrease)	(766)	(2,573)	(205)

Net assets at December 31, 2008	$ 406	$ 1,732	$ 231

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

1.	Organization

Variable Annuity Account B of ING Life Insurance and Annuity Company (the
“Account”) was established by ING Life Insurance and Annuity Company (“ILIAC” or
the “Company”) to support the operations of variable annuity contracts (“Contracts”).
The Company is an indirect wholly owned subsidiary of ING America Insurance
Holdings, Inc. (“ING AIH”), an insurance holding company domiciled in the State of
Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange
Commission under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the
Account’s assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of
ILIAC.

At December 31, 2008, the Account had 150 investment divisions (the “Divisions”), 35 of which invest in independently managed mutual funds and 115 of which invest in mutual funds managed by affiliates, either Directed Services LLC (“DSL”), or ING
Investments, LLC (“IIL”). The assets in each Division are invested in shares of a designated fund (“Fund”) of various investment trusts (the “Trusts”). Investment
Divisions with asset balances at December 31, 2008 and related Trusts are as follows:

AIM Variable Insurance Funds:	Fidelity® Variable Insurance Products II:
AIM V.I. Capital Appreciation Fund - Series I Shares	Fidelity® VIP Contrafund® Portfolio - Initial Class
AIM V.I. Core Equity Fund - Series I Shares	Fidelity® VIP Index 500 Portfolio - Initial Class
Calvert Variable Series, Inc.:	Fidelity® Variable Insurance Products V:
Calvert Social Balanced Portfolio	Fidelity® VIP Investment Grade Bond Portfolio -
Federated Insurance Series:	Initial Class
Federated American Leaders Fund II - Primary Shares	Franklin Templeton Variable Insurance Products Trust:
Federated Capital Income Fund II	Franklin Small Cap Value Securities Fund - Class 2
Federated Equity Income Fund II	ING Investors Trust:
Federated Fund for U.S. Government Securities II	ING AllianceBernstein Mid Cap Growth Portfolio -
Federated High Income Bond Fund II - Primary Shares	Service Class
Federated International Equity Fund II	ING American Funds Growth Portfolio
Federated Mid Cap Growth Strategies Fund II	ING American Funds Growth-Income Portfolio
Federated Prime Money Fund II	ING American Funds International Portfolio
Fidelity® Variable Insurance Products:	ING BlackRock Large Cap Growth Portfolio -
Fidelity® VIP Equity-Income Portfolio - Initial Class	Institutional Class*
Fidelity® VIP Growth Portfolio - Initial Class	ING Evergreen Health Sciences Portfolio - Service
Fidelity® VIP High Income Portfolio - Initial Class	Class
Fidelity® VIP Overseas Portfolio - Initial Class	ING Evergreen Omega Portfolio - Institutional Class

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

ING Investors Trust (continued):	ING Investors Trust (continued):
ING FMRSM Diversified Mid Cap Portfolio -	ING T. Rowe Price Equity Income Portfolio - Service
Institutional Class	Class
ING FMRSM Diversified Mid Cap Portfolio - Service	ING Templeton Global Growth Portfolio - Service
Class	Class
ING Franklin Income Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio -
ING Franklin Mutual Shares Portfolio - Service	Institutional Class**
Class*	ING Van Kampen Growth and Income Portfolio -
ING Global Real Estate Portfolio - Institutional	Service Class
Class**	ING Van Kampen Real Estate Portfolio - Service
ING Global Real Estate Portfolio - Service Class	Class
ING Global Resources Portfolio - Service Class	ING VP Index Plus International Equity Portfolio -
ING Janus Contrarian Portfolio - Service Class**	Institutional Class*
ING JPMorgan Emerging Markets Equity Portfolio -	ING VP Index Plus International Equity Portfolio -
Institutional Class	Service Class
ING JPMorgan Emerging Markets Equity Portfolio -	ING Wells Fargo Small Cap Disciplined Portfolio -
Service Class	Service Class
ING JPMorgan Small Cap Core Equity Portfolio -	ING Partners, Inc.:
Institutional Class	ING American Century Large Company Value
ING JPMorgan Small Cap Core Equity Portfolio -	Portfolio - Service Class
Service Class	ING American Century Small-Mid Cap Value
ING JPMorgan Value Opportunities Portfolio -	Portfolio - Service Class
Institutional Class	ING Baron Asset Portfolio - Service Class
ING JPMorgan Value Opportunities Portfolio -	ING Baron Small Cap Growth Portfolio - Service
Service Class	Class
ING Julius Baer Foreign Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service
ING Legg Mason Value Portfolio - Institutional Class	Class
ING Legg Mason Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service
ING LifeStyle Aggressive Growth Portfolio - Service	Class
Class	ING JPMorgan Mid Cap Value Portfolio - Service
ING LifeStyle Growth Portfolio - Service Class	Class
ING LifeStyle Moderate Growth Portfolio - Service	ING Legg Mason Partners Aggressive Growth
Class	Portfolio - Initial Class
ING LifeStyle Moderate Portfolio - Service Class	ING Neuberger Berman Partners Portfolio - Initial
ING Lord Abbett Affiliated Portfolio - Institutional	Class
Class	ING Neuberger Berman Partners Portfolio - Service
ING Lord Abbett Affiliated Portfolio - Service Class	Class
ING Marsico Growth Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
ING Marsico International Opportunities Portfolio -	ING Oppenheimer Strategic Income Portfolio - Initial
Service Class	Class
ING MFS Total Return Portfolio - Institutional Class	ING Oppenheimer Strategic Income Portfolio -
ING MFS Total Return Portfolio - Service Class	Service Class
ING MFS Utilities Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class
ING Oppenheimer Main Street Portfolio® -	ING Pioneer High Yield Portfolio - Initial Class
Institutional Class	ING Solution 2015 Portfolio - Service Class
ING Oppenheimer Main Street Portfolio® - Service	ING Solution 2025 Portfolio - Service Class
Class	ING Solution 2035 Portfolio - Service Class
ING PIMCO High Yield Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class
ING Pioneer Equity Income Portfolio - Institutional	ING Solution Income Portfolio - Service Class
Class*	ING T. Rowe Price Diversified Mid Cap Growth
ING Pioneer Fund Portfolio - Institutional Class	Portfolio - Initial Class
ING Pioneer Mid Cap Value Portfolio - Institutional	ING T. Rowe Price Growth Equity Portfolio - Initial
Class	Class
ING Pioneer Mid Cap Value Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Initial
ING T. Rowe Price Capital Appreciation Portfolio -	Class**
Service Class	ING Thornburg Value Portfolio - Initial Class

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

ING Partners, Inc. (continued):	ING Variable Portfolios, Inc. (continued):
ING UBS U.S. Large Cap Equity Portfolio - Initial	ING VP Small Company Portfolio - Class I
Class	ING Variable Products Trust:
ING Van Kampen Comstock Portfolio - Service Class	ING VP International Value Portfolio - Class I
ING Van Kampen Equity and Income Portfolio -	ING VP MidCap Opportunities Portfolio - Class I
Initial Class	ING VP MidCap Opportunities Portfolio - Class S
ING Strategic Allocation Portfolios, Inc.:	ING VP SmallCap Opportunities Portfolio - Class I
ING VP Strategic Allocation Conservative Portfolio -	ING VP SmallCap Opportunities Portfolio - Class S
Class I	ING VP Balanced Portfolio, Inc.:
ING VP Strategic Allocation Growth Portfolio -	ING VP Balanced Portfolio - Class I
Class I	ING VP Intermediate Bond Portfolio:
ING VP Strategic Allocation Moderate Portfolio -	ING VP Intermediate Bond Portfolio - Class I
Class I	ING VP Money Market Portfolio:
ING Variable Funds:	ING VP Money Market Portfolio - Class I
ING VP Growth and Income Portfolio - Class I	Janus Aspen Series:
ING Variable Insurance Trust:	Janus Aspen Series Balanced Portfolio - Institutional
ING GET U.S. Core Portfolio - Series 3	Shares
ING GET U.S. Core Portfolio - Series 4	Janus Aspen Series Flexible Bond Portfolio -
ING GET U.S. Core Portfolio - Series 5	Institutional Shares
ING GET U.S. Core Portfolio - Series 6	Janus Aspen Series Large Cap Growth Portfolio -
ING GET U.S. Core Portfolio - Series 7	Institutional Shares
ING GET U.S. Core Portfolio - Series 8	Janus Aspen Series Mid Cap Growth Portfolio -
ING GET U.S. Core Portfolio - Series 9	Institutional Shares
ING GET U.S. Core Portfolio - Series 10	Janus Aspen Series Worldwide Growth Portfolio -
ING GET U.S. Core Portfolio - Series 11	Institutional Shares
ING GET U.S. Core Portfolio - Series 12	Lord Abbett Series Fund, Inc.:
ING GET U.S. Core Portfolio - Series 13	Lord Abbett Series Fund - Mid-Cap Value Portfolio -
ING GET U.S. Core Portfolio - Series 14	Class VC
ING Variable Portfolios, Inc.:	Oppenheimer Variable Account Funds:
ING BlackRock Global Science and Technology	Oppenheimer Global Securities/VA
Portfolio - Class I	Oppenheimer Main Street Fund®/VA
ING International Index Portfolio - Class I**	Oppenheimer Main Street Small Cap Fund®/VA
ING Lehman Brothers U.S. Aggregate Bond Index®	Oppenheimer Mid Cap Fund/VA
Portfolio - Class I**	PIMCO Variable Insurance Trust:
ING Opportunistic Large Cap Growth Portfolio -	PIMCO Real Return Portfolio - Administrative Class
Class I	Pioneer Variable Contracts Trust:
ING Opportunistic Large Cap Value Portfolio -	Pioneer Emerging Markets VCT Portfolio - Class I*
Class I	Pioneer High Yield VCT Portfolio - Class I
ING Opportunistic Large Cap Value Portfolio -	Wanger Advisors Trust:
Class S	Wanger International*
ING RussellTM Large Cap Index Portfolio - Class I**	Wanger Select
ING RussellTM Mid Cap Index Portfolio - Class I**	Wanger USA
ING RussellTM Small Cap Index Portfolio - Class I**
ING VP Index Plus LargeCap Portfolio - Class I
ING VP Index Plus MidCap Portfolio - Class I	* Division added in 2007
ING VP Index Plus SmallCap Portfolio - Class I	** Division added in 2008

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

The names of certain Divisions were changed during 2008. The following is a summary of current and former names for those Divisions:

Current Name	Former Name

ING Investors Trust:	ING Investors Trust:
ING Mid Cap Growth Portfolio - Service Class	ING FMRSM Mid Cap Growth Portfolio - Service
Class
ING Van Kampen Large Cap Growth Portfolio -	ING FMRSM Large Cap Growth Portfolio -
Institutional Class	Institutional Class
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING BlackRock Global Science and Technology	ING VP Global Science and Technology Portfolio -
Portfolio - Class I	Class I
ING Opportunistic Large Cap Growth Portfolio -	ING VP Growth Portfolio - Class I
Class I
ING Opportunistic Large Cap Value Portfolio -	ING VP Value Opportunity Portfolio - Class I
Class I
ING Opportunistic Large Cap Value Portfolio -	ING VP Value Opportunity Portfolio - Class S
Class S
Wanger Advisors Trust:	Wanger Advisors Trust:
Wanger International	Wanger International Small Cap
Wanger USA	Wanger U.S. Smaller Companies

During 2008, the following Divisions were closed to contractowners:

ING GET Fund:
ING GET Fund - Series U
ING GET Fund - Series V
ING Investors Trust:
ING Mid Cap Growth Portfolio - Service Class
ING UBS U.S. Allocation Portfolio - Service Class
ING Van Kampen Large Cap Growth Portfolio - Institutional Class
ING Wells Fargo Disciplined Value Portfolio - Service Class
ING Partners, Inc.:
ING JPMorgan International Portfolio - Initial Class
ING Lord Abbett U.S. Government Securities Portfolio - Initial Class
ING Neuberger Berman Regency Portfolio - Service Class
ING OpCap Balanced Value Portfolio - Service Class
ING Templeton Foreign Equity Portfolio - Service Class
ING UBS U.S. Small Cap Growth Portfolio - Service Class
ING Variable Insurance Trust:
ING GET U.S. Core Portfolio - Series 1
ING GET U.S. Core Portfolio - Series 2
ING Variable Products Trust:
ING VP Financial Services Portfolio - Class I
ING VP High Yield Bond Portfolio - Class I
ING VP Real Estate Portfolio - Class I

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

The following Divisions were available to contractowners during 2008 but did not have any activity as of December 31, 2008:

Fidelity® Variable Insurance Products V:

Fidelity® VIP Asset ManagerSM Portfolio - Initial Class
ING Investors Trust:

ING FMRSM Equity Income Portfolio - Institutional Class
ING Global Resources Portfolio - Institutional Class
ING PIMCO High Yield Portfolio - Institutional Class
ING Stock Index Portfolio - Institutional Class
ING Partners, Inc.:
ING Oppenheimer Global Portfolio - Service Class
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
ING Van Kampen Equity and Income Portfolio - Service Class
ING Variable Funds:
ING VP Growth and Income Portfolio - Class S
ING Variable Portfolios, Inc.:
ING Opportunistic Large Cap Growth Portfolio - Class S
Premier VIT:
Premier VIT OpCap Mid Cap Portfolio

Effective October 7, 2008, ING VP Money Market Portfolio changed its investment objective to seeking to maintain a stable share price of $1.00 per share. In connection with this change, ING VP Money Market Portfolio utilized a stock split and distributed additional shares to its shareholders such that each shareholder’s proportionate interest and aggregate value of investment in ING VP Money Market Portfolio remained the same.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on the specific identification basis.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of
ILIAC, which is taxed as a life insurance company under the Internal Revenue Code.
Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the
Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net
Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from)
ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Due to related parties on the Statements of Assets and
Liabilities.

3. Recently Adopted Accounting Standards

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued
Statement of Financial Accounting Standards (“FAS”) No. 157, “Fair Value
Measurements” (“FAS No. 157”). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value to any new circumstances.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of FAS No. 157 on January 1, 2008 did not have an impact on the
Account’s net assets or results of operations. New disclosures are included in the
Financial Instruments footnote.

4.	Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values (“NAV”). The fair value of the Account’s assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account’s financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2008, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2008.

The FAS No. 157 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

	§	Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.

	§	Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 2 inputs include the following:

		a)	Quoted prices for similar assets or liabilities in active markets;

		b)	Quoted prices for identical or similar assets or liabilities in non-active markets;

		c)	Inputs other than quoted market prices that are observable; and

		d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

§	Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5. Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover
ILIAC’s expenses in connection with the issuance and administration of the Contracts.
Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.25% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge (“Surrender Charge”) is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner’s state of residence and currently ranges up to 4.00% of premiums.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Other Contract Charges

Under the Fixed/Variable Single Premium Immediate Annuity contract, an additional annual charge of 1.00% is deducted daily from the accumulation values for contractowners who select the Guaranteed Minimum Income feature. For Deferred
Variable Annuity contracts, an additional annual charge of up to 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio
Funds. In addition, an annual charge of up to 0.50% is deducted daily from the accumulation values for contractowners who select the Premium Bonus Option feature.

Fees Waived by ILIAC

Certain charges and fees for various types of Contracts are currently waived by ILIAC.
ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

6. Related Party Transactions

During the year ended December 31, 2008, management fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING GET Fund,
ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable
Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., ING Variable
Products Trust, ING VP Intermediate Bond Portfolio and ING VP Money Market
Portfolio. The annual fee rate ranged from 0.08% to 0.95% of the average net assets of each respective Fund.

Management fees were also paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to ING Investors Trust and ING Partners, Inc. The
Trusts’ advisory agreement provided for a fee at an annual rate up to 1.25% of the average net assets of each respective Fund.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

7.	Purchases and Sales of Investment Securities

             The aggregate cost of purchases and proceeds from sales of investments follows:

		Year ended December 31
	2008		2007

	Purchases	Sales	Purchases	Sales

		(Dollars in Thousands)
AIM Variable Insurance Funds:
AIM V.I. Capital Appreciation Fund - Series I Shares	$ 60	$ 79	$ 146	$ 425
AIM V.I. Core Equity Fund - Series I Shares	817	711	107	350
Calvert Variable Series, Inc.:
Calvert Social Balanced Portfolio	201	205	367	620
Federated Insurance Series:
Federated American Leaders Fund II - Primary Shares	4,312	3,765	3,024	5,667
Federated Capital Income Fund II	327	839	274	746
Federated Equity Income Fund II	164	1,093	282	1,772
Federated Fund for U.S. Government Securities II	163	354	122	415
Federated High Income Bond Fund II - Primary Shares	489	843	528	1,187
Federated International Equity Fund II	46	870	37	680
Federated Mid Cap Growth Strategies Fund II	1,454	1,575	48	1,466
Federated Prime Money Fund II	992	1,160	973	1,160
Fidelity® Variable Insurance Products:
Fidelity® VIP Equity-Income Portfolio - Initial Class	3,746	32,171	17,760	50,981
Fidelity® VIP Growth Portfolio - Initial Class	1,524	2,927	2,300	2,895
Fidelity® VIP High Income Portfolio - Initial Class	8	10	9	124
Fidelity® VIP Overseas Portfolio - Initial Class	2,551	2,932	4,159	3,069
Fidelity® Variable Insurance Products II:
Fidelity® VIP Contrafund® Portfolio - Initial Class	12,211	46,184	68,581	74,568
Fidelity® VIP Index 500 Portfolio - Initial Class	2,236	7,260	2,296	11,567
Fidelity® Variable Insurance Products V:
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	41	171	51	180
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund - Class 2	993	807	1,378	1,620
ING GET Fund:
ING GET Fund - Series U	1,599	16,298	870	3,494
ING GET Fund - Series V	456	25,689	659	6,376
ING Investors Trust:
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	33	53	195	594
ING American Funds Growth Portfolio	4,934	7,729	4,268	11,279
ING American Funds Growth-Income Portfolio	2,767	6,910	3,717	10,386
ING American Funds International Portfolio	6,993	10,253	8,405	14,337
ING BlackRock Large Cap Growth Portfolio - Institutional Class	4,359	7,583	53,097	8,707
ING Evergreen Health Sciences Portfolio - Service Class	754	296	659	673
ING Evergreen Omega Portfolio - Institutional Class	2,164	3,126	893	4,798
ING FMRSM Diversified Mid Cap Portfolio - Institutional Class	2,739	6,525	3,844	7,834
ING FMRSM Diversified Mid Cap Portfolio - Service Class	693	459	299	856

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

		Year ended December 31
	2008		2007

	Purchases	Sales	Purchases	Sales

		(Dollars in Thousands)
Investors Trust (continued):
ING Franklin Income Portfolio - Service Class	$ 1,455	$ 3,061	$ 4,177	$ 1,549
ING Franklin Mutual Shares Portfolio - Service Class	468	908	4,167	561
ING Global Real Estate Portfolio - Institutional Class	1,771	186	-	-
ING Global Real Estate Portfolio - Service Class	374	991	2,531	1,717
ING Global Resources Portfolio - Service Class	6,615	4,479	12,395	4,628
ING Janus Contrarian Portfolio - Service Class	416	126	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Institutional
Class	3,140	4,970	7,646	4,384
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	2,576	3,197	4,890	3,418
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	434	1,477	693	3,138
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	90	79	220	406
ING JPMorgan Value Opportunities Portfolio - Institutional Class	2,789	8,707	3,591	14,971
ING JPMorgan Value Opportunities Portfolio - Service Class	414	567	556	967
ING Julius Baer Foreign Portfolio - Service Class	3,580	4,659	6,734	6,137
ING Legg Mason Value Portfolio - Institutional Class	3,518	4,489	608	9,824
ING Legg Mason Value Portfolio - Service Class	96	65	141	240
ING LifeStyle Aggressive Growth Portfolio - Service Class	451	634	2,015	1,017
ING LifeStyle Growth Portfolio - Service Class	2,268	2,446	2,500	3,113
ING LifeStyle Moderate Growth Portfolio - Service Class	1,844	5,230	5,210	4,369
ING LifeStyle Moderate Portfolio - Service Class	3,075	4,713	5,145	3,432
ING Lord Abbett Affiliated Portfolio - Institutional Class	1,243	904	7,533	698
ING Lord Abbett Affiliated Portfolio - Service Class	215	294	180	297
ING Marsico Growth Portfolio - Service Class	716	651	1,657	576
ING Marsico International Opportunities Portfolio - Service Class	2,940	4,421	5,356	6,694
ING MFS Total Return Portfolio - Institutional Class	11,093	27,605	9,659	36,522
ING MFS Total Return Portfolio - Service Class	403	307	536	500
ING MFS Utilities Portfolio - Service Class	1,824	1,748	4,761	2,404
ING Mid Cap Growth Portfolio - Service Class	5	164	110	42
ING Oppenheimer Main Street Portfolio® - Institutional Class	461	991	1,553	1,760
ING Oppenheimer Main Street Portfolio® - Service Class	101	4	38	138
ING PIMCO High Yield Portfolio - Service Class	792	1,158	1,630	2,567
ING Pioneer Equity Income Portfolio - Institutional Class	553	1,211	7,669	1,171
ING Pioneer Fund Portfolio - Institutional Class	3,717	8,060	2,592	7,749
ING Pioneer Mid Cap Value Portfolio - Institutional Class	882	799	4,862	1,046
ING Pioneer Mid Cap Value Portfolio - Service Class	529	618	1,628	639
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	4,214	1,017	5,323	1,467
ING T. Rowe Price Equity Income Portfolio - Service Class	2,369	2,018	2,735	1,586
ING Templeton Global Growth Portfolio - Service Class	102	481	1,136	534
ING UBS U.S. Allocation Portfolio - Service Class	769	5,680	886	1,573
ING Van Kampen Capital Growth Portfolio - Institutional Class	53,984	6,968	-	-

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

		Year ended December 31
	2008		2007

	Purchases	Sales	Purchases	Sales

		(Dollars in Thousands)
ING Investors Trust (continued):
ING Van Kampen Growth and Income Portfolio - Service Class	$ 335	$ 195	$ 221	$ 441
ING Van Kampen Large Cap Growth Portfolio - Institutional Class	2,362	57,378	817	21,433
ING Van Kampen Real Estate Portfolio - Service Class	1,596	871	4,021	2,610
ING VP Index Plus International Equity Portfolio - Institutional
Class	7,205	6,970	26,868	1,661
ING VP Index Plus International Equity Portfolio - Service Class	455	399	3,580	12,846
ING Wells Fargo Disciplined Value Portfolio - Service Class	222	542	420	244
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	101	189	218	260
ING Partners, Inc.:
ING American Century Large Company Value Portfolio - Service
Class	356	245	227	120
ING American Century Small-Mid Cap Value Portfolio - Service
Class	613	358	484	526
ING Baron Asset Portfolio - Service Class	313	339	856	181
ING Baron Small Cap Growth Portfolio - Service Class	731	983	1,188	3,410
ING Columbia Small Cap Value II Portfolio - Service Class	547	941	392	2,119
ING Davis New York Venture Portfolio - Service Class	931	784	1,890	664
ING JPMorgan International Portfolio - Initial Class	19,223	37,374	7,582	18,381
ING JPMorgan Mid Cap Value Portfolio - Service Class	391	803	1,199	890
ING Legg Mason Partners Aggressive Growth Portfolio - Initial
Class	724	5,348	732	10,554
ING Lord Abbett U.S. Government Securities Portfolio - Initial
Class	3,488	14,311	3,306	3,932
ING Neuberger Berman Partners Portfolio - Initial Class	2,648	12,125	2,436	13,533
ING Neuberger Berman Partners Portfolio - Service Class	356	105	337	261
ING Neuberger Berman Regency Portfolio - Service Class	11	141	331	569
ING OpCap Balanced Value Portfolio - Service Class	229	580	132	377
ING Oppenheimer Global Portfolio - Initial Class	14,308	28,000	11,625	45,738
ING Oppenheimer Strategic Income Portfolio - Initial Class	10,303	20,694	11,270	17,520
ING Oppenheimer Strategic Income Portfolio - Service Class	1	2	20	1
ING PIMCO Total Return Portfolio - Service Class	4,029	1,551	2,004	1,115
ING Pioneer High Yield Portfolio - Initial Class	19,577	1,914	1,663	1,285
ING Solution 2015 Portfolio - Service Class	2,713	888	472	23
ING Solution 2025 Portfolio - Service Class	1,453	1,646	1,661	121
ING Solution 2035 Portfolio - Service Class	1,353	1,080	1,176	18
ING Solution 2045 Portfolio - Service Class	1,265	1,322	1,468	371
ING Solution Income Portfolio - Service Class	652	317	1,331	521
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial
Class	9,749	10,843	7,334	20,123
ING T. Rowe Price Growth Equity Portfolio - Initial Class	5,385	10,058	5,180	14,349
ING Templeton Foreign Equity Portfolio - Initial Class	36,859	5,614	-	-
ING Templeton Foreign Equity Portfolio - Service Class	128	1,594	2,001	1,288
ING Thornburg Value Portfolio - Initial Class	880	4,961	3,966	7,489

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

		Year ended December 31
	2008		2007

	Purchases	Sales	Purchases	Sales

		(Dollars in Thousands)
ING Partners, Inc. (continued):
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	$ 2,055	$ 6,208	$ 2,553	$ 9,036
ING UBS U.S. Small Cap Growth Portfolio - Service Class	3	36	110	106
ING Van Kampen Comstock Portfolio - Service Class	302	492	314	846
ING Van Kampen Equity and Income Portfolio - Initial Class	14,973	27,897	8,086	36,034
ING Strategic Allocation Portfolios, Inc.:
ING VP Strategic Allocation Conservative Portfolio - Class I	2,563	3,141	2,880	3,859
ING VP Strategic Allocation Growth Portfolio - Class I	4,894	4,113	2,403	3,036
ING VP Strategic Allocation Moderate Portfolio - Class I	3,608	3,566	2,736	6,559
ING Variable Funds:
ING VP Growth and Income Portfolio - Class I	31,980	59,186	13,086	67,897
ING Variable Insurance Trust:
ING GET U.S. Core Portfolio - Series 1	1,753	13,567	675	3,184
ING GET U.S. Core Portfolio - Series 2	652	5,874	279	3,245
ING GET U.S. Core Portfolio - Series 3	1,435	5,799	728	6,279
ING GET U.S. Core Portfolio - Series 4	516	1,291	314	1,335
ING GET U.S. Core Portfolio - Series 5	429	531	174	973
ING GET U.S. Core Portfolio - Series 6	4,778	6,855	2,999	12,888
ING GET U.S. Core Portfolio - Series 7	3,411	5,807	1,502	10,711
ING GET U.S. Core Portfolio - Series 8	2,671	3,410	1,322	13,703
ING GET U.S. Core Portfolio - Series 9	2,157	3,141	876	9,068
ING GET U.S. Core Portfolio - Series 10	1,743	3,029	736	8,796
ING GET U.S. Core Portfolio - Series 11	1,957	3,231	960	7,997
ING GET U.S. Core Portfolio - Series 12	7,542	19,227	1,772	8,439
ING GET U.S. Core Portfolio - Series 13	2,428	14,348	558	13,436
ING GET U.S. Core Portfolio - Series 14	571	5,065	38,523	13,755
ING Variable Portfolios, Inc.:
ING BlackRock Global Science and Technology Portfolio - Class I	874	3,333	3,955	4,299
ING International Index Portfolio - Class I	316	1	-	-
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio -
Class I	343	252	-	-
ING Opportunistic Large Cap Growth Portfolio - Class I	912	3,309	1,096	5,326
ING Opportunistic Large Cap Value Portfolio - Class I	2,212	2,200	493	3,410
ING Opportunistic Large Cap Value Portfolio - Class S	99	288	22	451
ING Russell™ Large Cap Index Portfolio - Class I	677	18	-	-
ING Russell™ Mid Cap Index Portfolio - Class I	91	44	-	-
ING Russell™ Small Cap Index Portfolio - Class I	121	70	-	-
ING VP Index Plus LargeCap Portfolio - Class I	33,046	43,389	37,818	40,770
ING VP Index Plus MidCap Portfolio - Class I	2,235	2,366	2,645	4,284
ING VP Index Plus SmallCap Portfolio - Class I	690	1,380	1,620	2,786
ING VP Small Company Portfolio - Class I	8,680	13,830	11,834	20,912

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

		Year ended December 31
	2008		2007

	Purchases	Sales	Purchases	Sales

		(Dollars in Thousands)
ING Variable Products Trust:
ING VP Financial Services Portfolio - Class I	$ 864	$ 1,305	$ 699	$ 368
ING VP High Yield Bond Portfolio - Class I	3,153	24,689	5,169	12,170
ING VP International Value Portfolio - Class I	1,999	1,542	3,773	3,584
ING VP MidCap Opportunities Portfolio - Class I	461	496	434	97
ING VP MidCap Opportunities Portfolio - Class S	425	2,724	51	2,578
ING VP Real Estate Portfolio - Class I	876	2,102	1,903	5,039
ING VP SmallCap Opportunities Portfolio - Class I	515	192	412	266
ING VP SmallCap Opportunities Portfolio - Class S	622	1,233	221	1,752
ING VP Balanced Portfolio, Inc.:
ING VP Balanced Portfolio - Class I	16,851	29,930	14,580	33,384
ING VP Intermediate Bond Portfolio:
ING VP Intermediate Bond Portfolio - Class I	41,809	28,452	12,805	25,833
ING VP Money Market Portfolio:
ING VP Money Market Portfolio - Class I	108,397	100,604	98,331	120,435
Janus Aspen Series:
Janus Aspen Series Balanced Portfolio - Institutional Shares	2	4	1	-
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	10	1	-
Janus Aspen Series Large Cap Growth Portfolio - Institutional
Shares	-	-	-	-
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	-	6	-	-
Janus Aspen Series Worldwide Growth Portfolio - Institutional
Shares	-	4	90	87
Lord Abbett Series Fund, Inc.:
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	450	967	1,200	1,179
Oppenheimer Variable Account Funds:
Oppenheimer Global Securities/VA	6	6	5	3
Oppenheimer Main Street Fund®/VA	114	96	98	56
Oppenheimer Main Street Small Cap Fund®/VA	78	50	142	218
Oppenheimer Mid Cap Fund/VA	57	153	129	22
PIMCO Variable Insurance Trust:
PIMCO Real Return Portfolio - Administrative Class	4,953	2,900	2,734	711
Pioneer Variable Contracts Trust:
Pioneer Emerging Markets VCT Portfolio - Class I	2,437	2,080	5,108	2,495
Pioneer High Yield VCT Portfolio - Class I	186	952	1,630	652
Wanger Advisors Trust:
Wanger International	624	803	1,939	752
Wanger Select	792	1,412	4,583	2,623
Wanger USA	178	181	1,000	1,143

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

8. Changes in Units

The changes in units outstanding were as follows:

			Year ended December 31
	2008			2007

	Units	Units	Net Increase	Units	Units	Net Increase
	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)

AIM Variable Insurance Funds:
AIM V.I. Capital Appreciation Fund - Series I Shares	9,363	10,112	(749)	13,382	35,301	(21,919)
AIM V.I. Core Equity Fund - Series I Shares	51,474	48,460	3,014	9,025	31,174	(22,149)
Calvert Variable Series, Inc.:
Calvert Social Balanced Portfolio	22,689	25,333	(2,644)	9,223	36,184	(26,961)
Federated Insurance Series:
Federated American Leaders Fund II - Primary Shares	2,916	152,103	(149,187)	8,097	180,408	(172,311)
Federated Capital Income Fund II	7,629	45,327	(37,698)	7,605	41,767	(34,162)
Federated Equity Income Fund II	1,455	71,692	(70,237)	6,791	97,377	(90,586)
Federated Fund for U.S. Government Securities II	3,660	18,972	(15,312)	1,401	23,218	(21,817)
Federated High Income Bond Fund II - Primary Shares	426	40,532	(40,106)	1,501	55,185	(53,684)
Federated International Equity Fund II	2,823	47,374	(44,551)	1,500	29,535	(28,035)
Federated Mid Cap Growth Strategies Fund II	5,490	58,051	(52,561)	1,916	48,337	(46,421)
Federated Prime Money Fund II	72,065	85,948	(13,883)	65,999	85,185	(19,186)
Fidelity® Variable Insurance Products:
Fidelity® VIP Equity-Income Portfolio - Initial Class	834,814	2,680,366	(1,845,552)	390,613	2,660,015	(2,269,402)
Fidelity® VIP Growth Portfolio - Initial Class	118,381	187,521	(69,140)	116,590	148,408	(31,818)
Fidelity® VIP High Income Portfolio - Initial Class	1	803	(802)	8	11,413	(11,405)
Fidelity® VIP Overseas Portfolio - Initial Class	98,365	174,185	(75,820)	152,490	141,870	10,620
Fidelity® Variable Insurance Products II:
Fidelity® VIP Contrafund® Portfolio - Initial Class	1,475,694	3,637,598	(2,161,904)	628,590	3,475,198	(2,846,608)
Fidelity® VIP Index 500 Portfolio - Initial Class	76,883	319,320	(242,437)	34,205	422,444	(388,239)
Fidelity® Variable Insurance Products V:
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	1,885	10,993	(9,108)	48	9,459	(9,411)
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund - Class 2	69,244	75,338	(6,094)	54,141	84,792	(30,651)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

			Year ended December 31
		2008			2007

	Units	Units	Net Increase	Units	Units	Net Increase
	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)

ING GET Fund:
ING GET Fund - Series U	29,286	1,519,391	(1,490,105)	15,266	282,868	(267,602)
ING GET Fund - Series V	148,166	2,686,686	(2,538,520)	48,911	627,613	(578,702)
ING Investors Trust:
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	3,733	8,238	(4,505)	13,867	46,294	(32,427)
ING American Funds Growth Portfolio	792,784	1,167,629	(374,845)	441,042	934,126	(493,084)
ING American Funds Growth-Income Portfolio	595,310	1,055,808	(460,498)	390,560	959,533	(568,973)
ING American Funds International Portfolio	865,640	1,196,281	(330,641)	663,450	1,071,035	(407,585)
ING BlackRock Large Cap Growth Portfolio - Institutional Class	324,330	1,157,718	(833,388)	5,358,648	923,348	4,435,300
ING Evergreen Health Sciences Portfolio - Service Class	60,573	32,341	28,232	48,127	51,680	(3,553)
ING Evergreen Omega Portfolio - Institutional Class	181,498	355,300	(173,802)	109,891	421,109	(311,218)
ING FMRSM Diversified Mid Cap Portfolio - Institutional Class	566,900	1,122,475	(555,575)	513,794	877,232	(363,438)
ING FMRSM Diversified Mid Cap Portfolio - Service Class	61,421	55,027	6,394	21,855	62,711	(40,856)
ING Franklin Income Portfolio - Service Class	421,258	600,010	(178,752)	484,487	251,224	233,263
ING Franklin Mutual Shares Portfolio - Service Class	135,252	184,776	(49,524)	421,629	114,383	307,246
ING Global Real Estate Portfolio - Institutional Class	204,007	42,042	161,965	-	-	-
ING Global Real Estate Portfolio - Service Class	84,622	151,775	(67,153)	184,268	140,547	43,721
ING Global Resources Portfolio - Service Class	531,009	566,735	(35,726)	1,112,648	447,516	665,132
ING Janus Contrarian Portfolio - Service Class	48,649	22,726	25,923	-	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	330,835	500,208	(169,373)	594,985	366,367	228,618
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	127,532	193,737	(66,205)	247,655	182,149	65,506
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	72,598	184,100	(111,502)	47,460	244,275	(196,815)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	8,569	8,448	121	14,561	30,557	(15,996)
ING JPMorgan Value Opportunities Portfolio - Institutional Class	524,861	1,340,108	(815,247)	172,056	1,195,005	(1,022,949)
ING JPMorgan Value Opportunities Portfolio - Service Class	13,503	54,762	(41,259)	27,298	72,572	(45,274)
ING Julius Baer Foreign Portfolio - Service Class	418,585	639,381	(220,796)	457,016	518,049	(61,033)
ING Legg Mason Value Portfolio - Institutional Class	257,708	743,831	(486,123)	68,774	809,963	(741,189)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

			Year ended December 31
		2008			2007

	Units	Units	Net Increase	Units	Units	Net Increase
	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)

ING Investors Trust (continued):
ING Legg Mason Value Portfolio - Service Class	2,438	8,407	(5,969)	11,153	19,764	(8,611)
ING LifeStyle Aggressive Growth Portfolio - Service Class	65,929	93,526	(27,597)	160,867	86,122	74,745
ING LifeStyle Growth Portfolio - Service Class	375,594	422,777	(47,183)	291,812	359,133	(67,321)
ING LifeStyle Moderate Growth Portfolio - Service Class	457,702	830,283	(372,581)	545,786	503,793	41,993
ING LifeStyle Moderate Portfolio - Service Class	497,420	692,957	(195,537)	523,921	397,076	126,845
ING Lord Abbett Affiliated Portfolio - Institutional Class	119,621	179,210	(59,589)	684,599	60,817	623,782
ING Lord Abbett Affiliated Portfolio - Service Class	35,575	55,880	(20,305)	14,556	27,705	(13,149)
ING Marsico Growth Portfolio - Service Class	94,737	93,179	1,558	150,693	62,793	87,900
ING Marsico International Opportunities Portfolio - Service Class	291,477	486,658	(195,181)	364,438	494,394	(129,956)
ING MFS Total Return Portfolio - Institutional Class	1,274,229	3,751,296	(2,477,067)	333,789	3,222,904	(2,889,115)
ING MFS Total Return Portfolio - Service Class	29,724	38,146	(8,422)	28,934	35,103	(6,169)
ING MFS Utilities Portfolio - Service Class	107,394	138,813	(31,419)	284,917	147,333	137,584
ING Mid Cap Growth Portfolio - Service Class	2,109	19,955	(17,846)	12,208	5,531	6,677
ING Oppenheimer Main Street Portfolio® - Institutional Class	90,194	137,712	(47,518)	133,633	145,675	(12,042)
ING Oppenheimer Main Street Portfolio® - Service Class	8,660	454	8,206	2,754	10,137	(7,383)
ING PIMCO High Yield Portfolio - Service Class	72,295	121,514	(49,219)	122,579	220,885	(98,306)
ING Pioneer Equity Income Portfolio - Institutional Class	131,663	225,753	(94,090)	815,127	128,728	686,399
ING Pioneer Fund Portfolio - Institutional Class	319,611	793,165	(473,554)	251,562	666,124	(414,562)
ING Pioneer Mid Cap Value Portfolio - Institutional Class	113,260	123,148	(9,888)	430,324	96,335	333,989
ING Pioneer Mid Cap Value Portfolio - Service Class	88,473	105,774	(17,301)	141,321	60,429	80,892
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	289,860	129,004	160,856	357,532	123,948	233,584
ING T. Rowe Price Equity Income Portfolio - Service Class	276,869	286,826	(9,957)	186,701	119,855	66,846
ING Templeton Global Growth Portfolio - Service Class	44,848	92,246	(47,398)	108,640	57,825	50,815
ING UBS U.S. Allocation Portfolio - Service Class	49,398	551,616	(502,218)	31,851	133,228	(101,377)
ING Van Kampen Capital Growth Portfolio - Institutional Class	5,562,263	1,170,047	4,392,216	-	-	-
ING Van Kampen Growth and Income Portfolio - Service Class	38,785	34,919	3,866	9,836	33,519	(23,683)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

			Year ended December 31
		2008			2007

	Units	Units	Net Increase	Units	Units	Net Increase
	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)

ING Investors Trust (continued):
ING Van Kampen Large Cap Growth Portfolio - Institutional Class	232,271	5,901,672	(5,669,401)	210,252	2,068,227	(1,857,975)
ING Van Kampen Real Estate Portfolio - Service Class	169,087	145,215	23,872	293,902	232,056	61,846
ING VP Index Plus International Equity Portfolio - Institutional Class	342,220	1,087,214	(744,994)	2,794,871	205,808	2,589,063
ING VP Index Plus International Equity Portfolio - Service Class	23,405	46,680	(23,275)	343,184	1,114,810	(771,626)
ING Wells Fargo Disciplined Value Portfolio - Service Class	31,604	68,566	(36,962)	40,047	24,178	15,869
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	18,238	31,664	(13,426)	22,244	25,898	(3,654)
ING Partners, Inc.:
ING American Century Large Company Value Portfolio - Service Class	30,053	29,774	279	15,635	8,932	6,703
ING American Century Small-Mid Cap Value Portfolio - Service Class	49,253	32,956	16,297	19,215	31,775	(12,560)
ING Baron Asset Portfolio - Service Class	32,792	54,118	(21,326)	78,754	16,474	62,280
ING Baron Small Cap Growth Portfolio - Service Class	109,147	139,596	(30,449)	107,311	320,051	(212,740)
ING Columbia Small Cap Value II Portfolio - Service Class	100,634	150,467	(49,833)	49,982	213,382	(163,400)
ING Davis New York Venture Portfolio - Service Class	143,643	133,282	10,361	177,792	76,312	101,480
ING JPMorgan International Portfolio - Initial Class	115,745	2,271,300	(2,155,555)	563,357	1,309,677	(746,320)
ING JPMorgan Mid Cap Value Portfolio - Service Class	20,636	57,012	(36,376)	58,466	48,940	9,526
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	207,906	679,501	(471,595)	105,840	813,150	(707,310)
ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	366,974	1,377,573	(1,010,599)	383,080	479,347	(96,267)
ING Neuberger Berman Partners Portfolio - Initial Class	520,373	1,503,933	(983,560)	135,172	1,293,271	(1,158,099)
ING Neuberger Berman Partners Portfolio - Service Class	51,028	13,596	37,432	28,240	24,085	4,155
ING Neuberger Berman Regency Portfolio - Service Class	2,806	15,965	(13,159)	35,365	58,899	(23,534)
ING OpCap Balanced Value Portfolio - Service Class	7,514	72,106	(64,592)	2,252	27,929	(25,677)
ING Oppenheimer Global Portfolio - Initial Class	864,388	2,876,782	(2,012,394)	450,517	3,236,685	(2,786,168)
ING Oppenheimer Strategic Income Portfolio - Initial Class	2,075,003	3,275,379	(1,200,376)	1,224,057	1,985,345	(761,288)
ING Oppenheimer Strategic Income Portfolio - Service Class	12	139	(127)	1,773	113	1,660
ING PIMCO Total Return Portfolio - Service Class	333,457	177,217	156,240	151,061	94,546	56,515
ING Pioneer High Yield Portfolio - Initial Class	2,038,499	324,372	1,714,127	146,926	117,113	29,813

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

			Year ended December 31
		2008			2007

	Units	Units	Net Increase	Units	Units	Net Increase
	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)

ING Partners, Inc. (continued):
ING Solution 2015 Portfolio - Service Class	284,879	124,608	160,271	39,095	1,380	37,715
ING Solution 2025 Portfolio - Service Class	215,667	220,701	(5,034)	129,947	8,633	121,314
ING Solution 2035 Portfolio - Service Class	198,152	166,100	32,052	89,549	850	88,699
ING Solution 2045 Portfolio - Service Class	136,159	139,593	(3,434)	108,922	27,785	81,137
ING Solution Income Portfolio - Service Class	80,477	47,124	33,353	117,663	44,742	72,921
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	526,043	1,274,943	(748,900)	226,069	1,586,212	(1,360,143)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	141,950	491,769	(349,819)	127,580	508,074	(380,494)
ING Templeton Foreign Equity Portfolio - Initial Class	3,810,092	898,839	2,911,253	-	-	-
ING Templeton Foreign Equity Portfolio - Service Class	16,208	136,914	(120,706)	169,488	112,652	56,836
ING Thornburg Value Portfolio - Initial Class	218,137	634,560	(416,423)	303,651	587,901	(284,250)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	212,690	620,217	(407,527)	221,690	657,525	(435,835)
ING UBS U.S. Small Cap Growth Portfolio - Service Class	897	4,471	(3,574)	10,604	10,055	549
ING Van Kampen Comstock Portfolio - Service Class	25,861	53,329	(27,468)	14,908	55,793	(40,885)
ING Van Kampen Equity and Income Portfolio - Initial Class	1,386,209	3,337,397	(1,951,188)	357,620	2,996,710	(2,639,090)
ING Strategic Allocation Portfolios, Inc.:
ING VP Strategic Allocation Conservative Portfolio - Class I	79,605	191,703	(112,098)	113,738	203,337	(89,599)
ING VP Strategic Allocation Growth Portfolio - Class I	291,790	296,694	(4,904)	83,158	167,536	(84,378)
ING VP Strategic Allocation Moderate Portfolio - Class I	99,048	222,583	(123,535)	108,444	379,725	(271,281)
ING Variable Funds:
ING VP Growth and Income Portfolio - Class I	3,552,279	4,068,096	(515,817)	435,597	2,784,118	(2,348,521)
ING Variable Insurance Trust:
ING GET U.S. Core Portfolio - Series 1	95,732	1,355,305	(1,259,573)	581	255,761	(255,180)
ING GET U.S. Core Portfolio - Series 2	64,401	630,571	(566,170)	3,199	291,115	(287,916)
ING GET U.S. Core Portfolio - Series 3	148,653	678,099	(529,446)	18,168	565,748	(547,580)
ING GET U.S. Core Portfolio - Series 4	82,905	199,364	(116,459)	23,370	128,489	(105,119)
ING GET U.S. Core Portfolio - Series 5	36,058	83,456	(47,398)	18,684	96,447	(77,763)
ING GET U.S. Core Portfolio - Series 6	54,952	662,633	(607,681)	33,445	1,105,442	(1,071,997)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

			Year ended December 31
		2008			2007

	Units	Units	Net Increase	Units	Units	Net Increase
	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)

ING Variable Insurance Trust (continued):
ING GET U.S. Core Portfolio - Series 7	74,649	605,594	(530,945)	15,322	927,741	(912,419)
ING GET U.S. Core Portfolio - Series 8	6,622	306,336	(299,714)	7,998	1,199,137	(1,191,139)
ING GET U.S. Core Portfolio - Series 9	4,208	289,438	(285,230)	50,840	831,056	(780,216)
ING GET U.S. Core Portfolio - Series 10	16,730	295,504	(278,774)	11,509	774,982	(763,473)
ING GET U.S. Core Portfolio - Series 11	1,370	301,967	(300,597)	543,199	1,253,937	(710,738)
ING GET U.S. Core Portfolio - Series 12	1,882,165	3,654,875	(1,772,710)	131,675	786,436	(654,761)
ING GET U.S. Core Portfolio - Series 13	1,903,461	3,264,066	(1,360,605)	54,630	1,257,075	(1,202,445)
ING GET U.S. Core Portfolio - Series 14	134,462	595,067	(460,605)	3,038,184	545,461	2,492,723
ING Variable Portfolios, Inc.:
ING BlackRock Global Science and Technology Portfolio - Class I	375,560	958,813	(583,253)	932,855	1,013,946	(81,091)
ING International Index Portfolio - Class I	35,557	25	35,532	-	-	-
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	35,241	25,813	9,428	-	-	-
ING Opportunistic Large Cap Growth Portfolio - Class I	144,195	384,305	(240,110)	115,548	448,627	(333,079)
ING Opportunistic Large Cap Value Portfolio - Class I	40,246	103,713	(63,467)	16,168	149,372	(133,204)
ING Opportunistic Large Cap Value Portfolio - Class S	24,842	53,948	(29,106)	1,694	38,543	(36,849)
ING Russell™ Large Cap Index Portfolio - Class I	99,969	3,589	96,380	-	-	-
ING Russell™ Mid Cap Index Portfolio - Class I	12,024	7,092	4,932	-	-	-
ING Russell™ Small Cap Index Portfolio - Class I	14,079	9,007	5,072	-	-	-
ING VP Index Plus LargeCap Portfolio - Class I	2,664,957	4,441,285	(1,776,328)	3,392,724	2,771,850	620,874
ING VP Index Plus MidCap Portfolio - Class I	56,762	135,835	(79,073)	62,406	180,286	(117,880)
ING VP Index Plus SmallCap Portfolio - Class I	43,798	106,597	(62,799)	49,813	153,934	(104,121)
ING VP Small Company Portfolio - Class I	361,534	987,127	(625,593)	136,424	921,226	(784,802)
ING Variable Products Trust:
ING VP Financial Services Portfolio - Class I	74,238	128,503	(54,265)	50,215	26,778	23,437
ING VP High Yield Bond Portfolio - Class I	340,861	2,613,728	(2,272,867)	444,433	1,276,390	(831,957)
ING VP International Value Portfolio - Class I	124,856	131,674	(6,818)	150,047	205,935	(55,888)
ING VP MidCap Opportunities Portfolio - Class I	44,028	46,805	(2,777)	31,189	8,492	22,697
ING VP MidCap Opportunities Portfolio - Class S	187,520	384,593	(197,073)	19,528	228,625	(209,097)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

			Year ended December 31
		2008			2007

	Units	Units	Net Increase	Units	Units	Net Increase
	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)

ING Variable Products Trust (continued):
ING VP Real Estate Portfolio - Class I	35,581	119,223	(83,642)	87,335	245,850	(158,515)
ING VP SmallCap Opportunities Portfolio - Class I	53,788	27,819	25,969	42,473	26,939	15,534
ING VP SmallCap Opportunities Portfolio - Class S	124,585	269,185	(144,600)	33,368	197,601	(164,233)
ING VP Balanced Portfolio, Inc.:
ING VP Balanced Portfolio - Class I	429,348	1,846,534	(1,417,186)	333,493	1,598,025	(1,264,532)
ING VP Intermediate Bond Portfolio:
ING VP Intermediate Bond Portfolio - Class I	3,371,594	2,833,690	537,904	829,742	1,777,773	(948,031)
ING VP Money Market Portfolio:
ING VP Money Market Portfolio - Class I	16,497,663	16,723,037	(225,374)	10,574,773	12,988,629	(2,413,856)
Janus Aspen Series:
Janus Aspen Series Balanced Portfolio - Institutional Shares	-	127	(127)	-	-	-
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	411	(411)	-	-	-
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	-	2	(2)	2	2	-
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	7	180	(173)	-	6	(6)
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	-	152	(152)	3,231	3,231	-
Lord Abbett Series Fund, Inc.:
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	62,246	114,324	(52,078)	43,479	75,764	(32,285)
Oppenheimer Variable Account Funds:
Oppenheimer Global Securities/VA	-	213	(213)	-	103	(103)
Oppenheimer Main Street Fund®/VA	13,455	13,761	(306)	7,338	4,113	3,225
Oppenheimer Main Street Small Cap Fund®/VA	6,905	6,669	236	8,750	15,720	(6,970)
Oppenheimer Mid Cap Fund/VA	5,708	15,287	(9,579)	10,834	1,716	9,118
PIMCO Variable Insurance Trust:
PIMCO Real Return Portfolio - Administrative Class	415,801	266,627	149,174	223,523	63,990	159,533
Pioneer Variable Contracts Trust:
Pioneer Emerging Markets VCT Portfolio - Class I	235,013	264,415	(29,402)	441,429	216,512	224,917
Pioneer High Yield VCT Portfolio - Class I	19,880	99,561	(79,681)	131,821	53,879	77,942

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

			Year ended December 31
		2008			2007

	Units	Units	Net Increase	Units	Units	Net Increase
	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)

Wanger Advisors Trust:
Wanger International	64,931	104,899	(39,968)	192,147	80,589	111,558
Wanger Select	70,554	124,853	(54,299)	291,394	164,811	126,583
Wanger USA	15,180	18,603	(3,423)	65,094	76,202	(11,108)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

9. Unit Summary

A summary of units outstanding at December 31, 2008 follows:

Division/Contract	Units	Unit Value	Extended Value

AIM V.I. Capital Appreciation Fund - Series I Shares
Currently payable annuity contracts:	6,814.980	$7.24 to $8.13	$ 52,533
Contracts in accumulation period:
Non-Qualified V	9,032.624	6.54	59,073
Non-Qualified V (0.75)	59,392.153	6.86	407,430
Non-Qualified IX	559.094	6.38	3,567
Non-Qualified XII	10.025	6.83	68
Non-Qualified XXIII	82.599	6.88	568

	75,891.475		$ 523,239

AIM V.I. Core Equity Fund - Series I Shares
Currently payable annuity contracts:	26,129.811	$9.28 to $9.77	$ 254,981
Contracts in accumulation period:
Non-Qualified V	47,823.596	7.33	350,547
Non-Qualified V (0.75)	54,586.208	7.70	420,314
Non-Qualified IX	1,815.444	7.16	12,999
Non-Qualified XII	15.214	7.66	117
Non-Qualified XX	2,838.106	11.44	32,468
Non-Qualified XXIII	1,635.449	7.51	12,282

	134,843.828		$ 1,083,708

Calvert Social Balanced Portfolio
Contracts in accumulation period:
Non-Qualified V	3,725.102	$ 16.77	$ 62,470
Non-Qualified V (0.75)	24,307.359	17.89	434,859
Non-Qualified VII	41,802.219	9.25	386,671
Non-Qualified VIII	30,521.367	9.41	287,206
Non-Qualified XXIII	130.828	7.49	980

	100,486.875		$ 1,172,186

Federated American Leaders Fund II - Primary Shares
Currently payable annuity contracts:	1,320.611	$ 17.90	$ 23,639
Contracts in accumulation period:
Non-Qualified VII	498,599.186	17.54	8,745,430
Non-Qualified VIII	105.031	12.77	1,341

	500,024.828		$ 8,770,410

Federated Capital Income Fund II
Currently payable annuity contracts:	454.273	$ 13.57	$ 6,164
Contracts in accumulation period:
Non-Qualified VII	111,556.224	13.30	1,483,698
Non-Qualified VIII	59.440	11.19	665

	112,069.937		$ 1,490,527

Federated Equity Income Fund II
Currently payable annuity contracts:	6,445.162	$ 10.10	$ 65,096
Contracts in accumulation period:
Non-Qualified VII	198,676.488	11.72	2,328,488

	205,121.650		$ 2,393,584

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

Federated Fund for U.S. Government Securities II
Contracts in accumulation period:
Non-Qualified VII	108,714.569	$ 17.62	$ 1,915,551

Federated High Income Bond Fund II - Primary Shares
Currently payable annuity contracts:	1,850.253	$ 14.86	$ 27,495
Contracts in accumulation period:
Non-Qualified VII	237,685.133	14.56	3,460,696

	239,535.386		$ 3,488,191

Federated International Equity Fund II
Currently payable annuity contracts:	973.437	$ 11.80	$ 11,487
Contracts in accumulation period:
Non-Qualified VII	118,582.533	$ 11.56	$ 1,370,814
Non-Qualified VIII	115.762	10.79	1,249

	119,671.732		$ 1,383,550

Federated Mid Cap Growth Strategies Fund II
Contracts in accumulation period:
Non-Qualified VII	154,203.276	$ 16.47	$ 2,539,728

Federated Prime Money Fund II
Contracts in accumulation period:
Non-Qualified VII	127,857.796	$ 13.66	$ 1,746,537

Fidelity® VIP Equity-Income Portfolio - Initial Class
Contracts in accumulation period:
Non-Qualified V	218,531.912	$ 15.05	$ 3,288,905
Non-Qualified V (0.75)	522,945.977	16.05	8,393,283
Non-Qualified VII	1,240,836.279	17.76	22,037,252
Non-Qualified VIII	296,765.646	12.91	3,831,244
Non-Qualified IX	15,631.279	14.61	228,373
Non-Qualified X	22,407.392	15.05	337,231
Non-Qualified XII	6,415.382	9.13	58,572
Non-Qualified XIII	939,281.381	8.83	8,293,855
Non-Qualified XIV	1,181,565.058	8.55	10,102,381
Non-Qualified XV	325,452.996	8.42	2,740,314
Non-Qualified XVI	71,254.311	8.06	574,310
Non-Qualified XVIII	23,444.322	7.76	181,928
Non-Qualified XIX	107,850.452	7.86	847,705
Non-Qualified XX	8,693.888	9.56	83,114
Non-Qualified XXIII	21,845.892	6.88	150,300

	5,002,922.167		$ 61,148,767

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

Fidelity® VIP Growth Portfolio - Initial Class
Contracts in accumulation period:
Non-Qualified V	172,394.456	$ 12.40	$ 2,137,691
Non-Qualified V (0.75)	410,859.041	13.22	5,431,557
Non-Qualified IX	10,151.713	12.04	122,227
Non-Qualified X	3,860.315	12.40	47,868
Non-Qualified XII	9,783.583	7.96	77,877
Non-Qualified XX	2,509.773	9.12	22,889
Non-Qualified XXIII	17,677.602	6.28	111,015

	627,236.483		$ 7,951,124

Fidelity® VIP High Income Portfolio - Initial Class
Currently payable annuity contracts:	7,653.841	$7.93 to $9.16	$ 69,353

Fidelity® VIP Overseas Portfolio - Initial Class
Contracts in accumulation period:
Non-Qualified V	102,747.728	$ 13.32	$ 1,368,600
Non-Qualified V (0.75)	216,495.215	14.20	3,074,232
Non-Qualified IX	1,466.175	12.93	18,958
Non-Qualified X	47.335	13.32	631
Non-Qualified XII	708.906	9.86	6,990
Non-Qualified XX	6,270.839	12.09	75,814
Non-Qualified XXIII	5,899.920	6.59	38,880

	333,636.118		$ 4,584,105

Fidelity® VIP Contrafund® Portfolio - Initial Class
Contracts in accumulation period:
Non-Qualified V	381,493.065	$ 21.06	$ 8,034,244
Non-Qualified V (0.75)	951,230.410	22.46	21,364,635
Non-Qualified VII	1,298,211.980	22.97	29,819,929
Non-Qualified VIII	265,541.722	18.65	4,952,353
Non-Qualified IX	20,494.816	20.45	419,119
Non-Qualified X	12,124.733	21.06	255,347
Non-Qualified XII	38,020.915	12.48	474,501
Non-Qualified XIII	1,453,753.760	11.58	16,834,469
Non-Qualified XIV	1,579,285.113	11.22	17,719,579
Non-Qualified XV	526,260.067	11.04	5,809,911
Non-Qualified XVI	163,490.357	8.75	1,430,541
Non-Qualified XVIII	26,248.588	8.43	221,276
Non-Qualified XIX	148,804.872	8.53	1,269,306
Non-Qualified XX	43,318.320	11.90	515,488
Non-Qualified XXII	2,364.468	7.24	17,119
Non-Qualified XXIII	59,360.430	6.89	408,993

	6,970,003.616		$ 109,546,810

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

Fidelity® VIP Index 500 Portfolio - Initial Class
Contracts in accumulation period:
Non-Qualified VII	1,122,989.089	$ 16.88	$ 18,956,056
Non-Qualified VIII	193,845.624	14.27	2,766,177

	1,316,834.713		$ 21,722,233

Fidelity® VIP Investment Grade Bond Portfolio - Initial
Class
Contracts in accumulation period:
Non-Qualified VII	52,014.595	$ 16.84	$ 875,926

Franklin Small Cap Value Securities Fund - Class 2
Contracts in accumulation period:
Non-Qualified V	43,595.050	$ 11.64	$ 507,446
Non-Qualified V (0.75)	171,051.686	12.08	2,066,304
Non-Qualified IX	3,125.591	11.43	35,726
Non-Qualified XII	3,563.841	12.04	42,909
Non-Qualified XX	2,663.798	11.80	31,433
Non-Qualified XXIII	6,396.473	7.04	45,031

	230,396.439		$ 2,728,849

ING AllianceBernstein Mid Cap Growth Portfolio -
Service Class
Contracts in accumulation period:
Non-Qualified V	5,386.091	$ 7.26	$ 39,103
Non-Qualified V (0.75)	1,816.788	7.40	13,444
Non-Qualified IX	1,604.149	7.19	11,534

	8,807.028		$ 64,081

ING American Funds Growth Portfolio
Currently payable annuity contracts:	184,325.130	$ 7.74	$ 1,426,677
Contracts in accumulation period:
Non-Qualified XIII	458,590.249	7.98	3,659,550
Non-Qualified XIV	501,572.010	7.88	3,952,387
Non-Qualified XV	294,458.398	7.83	2,305,609
Non-Qualified XVI	49,001.575	7.81	382,702
Non-Qualified XVIII	18,184.243	7.67	139,473
Non-Qualified XIX	87,249.504	7.72	673,566

	1,593,381.109		$ 12,539,964

ING American Funds Growth-Income Portfolio
Currently payable annuity contracts:	205,051.450	$ 7.57	$ 1,552,239
Contracts in accumulation period:
Non-Qualified XIII	359,054.064	7.78	2,793,441
Non-Qualified XIV	529,158.699	7.68	4,063,939
Non-Qualified XV	311,713.559	7.64	2,381,492
Non-Qualified XVI	43,472.374	7.62	331,259
Non-Qualified XVIII	17,710.844	7.48	132,477
Non-Qualified XIX	21,824.629	7.52	164,121

	1,487,985.619		$ 11,418,968

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING American Funds International Portfolio
Currently payable annuity contracts:	152,399.758	$ 9.76	$ 1,487,422
Contracts in accumulation period:
Non-Qualified XIII	350,045.239	10.04	3,514,454
Non-Qualified XIV	526,282.381	9.91	5,215,458
Non-Qualified XV	215,649.837	9.85	2,124,151
Non-Qualified XVI	37,769.091	9.83	371,270
Non-Qualified XVIII	14,523.131	9.65	140,148
Non-Qualified XIX	59,882.315	9.71	581,457

	1,356,551.752		$ 13,434,360

ING BlackRock Large Cap Growth Portfolio -
Institutional Class
Currently payable annuity contracts:	279,414.529	$5.90 to $5.94	$ 1,648,648
Contracts in accumulation period:
Non-Qualified V	168,582.959	6.27	1,057,015
Non-Qualified V (0.75)	230,496.842	6.33	1,459,045
Non-Qualified VII	878,643.315	5.88	5,166,423
Non-Qualified VIII	99,889.642	5.90	589,349
Non-Qualified IX	3,982.024	6.24	24,848
Non-Qualified X	12,301.892	6.28	77,256
Non-Qualified XII	4,131.315	6.32	26,110
Non-Qualified XIII	663,377.718	5.93	3,933,830
Non-Qualified XIV	896,771.361	5.90	5,290,951
Non-Qualified XV	322,430.189	5.88	1,895,890
Non-Qualified XVI	7,628.321	5.88	44,855
Non-Qualified XVIII	7,514.772	5.83	43,811
Non-Qualified XIX	17,097.031	5.85	100,018
Non-Qualified XX	888.216	6.31	5,605
Non-Qualified XXIII	8,762.284	7.15	62,650

	3,601,912.410		$ 21,426,304

ING Evergreen Health Sciences Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	10,099.069	$ 9.52	$ 96,143
Non-Qualified V (0.75)	58,040.788	9.69	562,415
Non-Qualified XII	288.733	9.68	2,795
Non-Qualified XX	499.943	9.62	4,809

	68,928.533		$ 666,162

ING Evergreen Omega Portfolio - Institutional Class
Currently payable annuity contracts:	73,964.193	$8.58 to $8.96	$ 662,537
Contracts in accumulation period:
Non-Qualified VII	272,891.421	8.40	2,292,288
Non-Qualified VIII	3,024.391	8.44	25,526
Non-Qualified XIII	132,881.072	9.51	1,263,699
Non-Qualified XIV	178,914.627	9.40	1,681,797
Non-Qualified XV	83,157.056	9.35	777,518
Non-Qualified XVI	11,705.331	9.33	109,211
Non-Qualified XVIII	12,253.193	9.18	112,484
Non-Qualified XIX	4,285.672	9.23	39,557

	773,076.956		$ 6,964,617

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING FMRSM Diversified Mid Cap Portfolio - Institutional
Class
Currently payable annuity contracts:	182,307.133	$ 6.79	$ 1,237,865
Contracts in accumulation period:
Non-Qualified VII	482,506.058	6.71	3,237,616
Non-Qualified VIII	159,918.174	6.74	1,077,848
Non-Qualified XIII	483,580.468	6.79	3,283,511
Non-Qualified XIV	466,426.591	6.74	3,143,715
Non-Qualified XV	167,234.250	6.71	1,122,142
Non-Qualified XVI	31,306.737	6.70	209,755
Non-Qualified XVIII	13,867.227	6.62	91,801
Non-Qualified XIX	26,200.965	6.65	174,236

	2,013,347.603		$ 13,578,489

ING FMRSM Diversified Mid Cap Portfolio - Service
Class
Contracts in accumulation period:
Non-Qualified V	19,668.384	$ 8.88	$ 174,655
Non-Qualified V (0.75)	62,805.972	9.04	567,766
Non-Qualified IX	1,178.686	8.80	10,372
Non-Qualified XII	3,167.125	9.03	28,599
Non-Qualified XX	3,790.622	8.98	34,040

	90,610.789		$ 815,432

ING Franklin Income Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified XIII	129,483.284	$ 7.81	$ 1,011,264
Non-Qualified XIV	177,286.236	7.74	1,372,195
Non-Qualified XV	83,209.647	7.71	641,546
Non-Qualified XVI	18,898.531	7.70	145,519
Non-Qualified XVIII	1,462.380	7.61	11,129
Non-Qualified XIX	39,316.298	7.64	300,377

	449,656.376		$ 3,482,030

ING Franklin Mutual Shares Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified XIII	81,917.928	$ 7.35	$ 602,097
Non-Qualified XIV	115,203.618	7.31	842,138
Non-Qualified XV	33,368.171	7.29	243,254
Non-Qualified XVI	7,351.285	7.29	53,591
Non-Qualified XVIII	2,896.342	7.23	20,941
Non-Qualified XIX	16,984.308	7.25	123,136

	257,721.652		$ 1,885,157

ING Global Real Estate Portfolio - Institutional Class
Contracts in accumulation period:
Non-Qualified V	14,266.615	$ 6.70	$ 95,586
Non-Qualified V (0.75)	136,534.887	6.71	916,149
Non-Qualified IX	2,303.447	6.69	15,410
Non-Qualified XII	8,860.365	6.71	59,453

	161,965.314		$ 1,086,598

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING Global Real Estate Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified XIII	64,669.562	$ 7.30	$ 472,088
Non-Qualified XIV	27,092.830	7.24	196,152
Non-Qualified XV	11,943.172	7.21	86,110
Non-Qualified XVI	1,939.031	7.20	13,961
Non-Qualified XVIII	6,731.429	7.11	47,860
Non-Qualified XIX	12,029.181	7.14	85,888

	124,405.205		$ 902,059

ING Global Resources Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	125,599.421	$ 7.84	$ 984,699
Non-Qualified V (0.75)	369,260.741	7.93	2,928,238
Non-Qualified VII	53,619.571	8.25	442,361
Non-Qualified IX	9,097.513	7.80	70,961
Non-Qualified X	2,442.579	7.84	19,150
Non-Qualified XII	6,839.549	7.92	54,169
Non-Qualified XIII	80,820.105	7.68	620,698
Non-Qualified XIV	72,901.710	7.62	555,511
Non-Qualified XV	34,320.183	7.59	260,490
Non-Qualified XVI	8,357.521	7.58	63,350
Non-Qualified XVIII	1,317.056	7.49	9,865
Non-Qualified XIX	13,575.741	7.52	102,090
Non-Qualified XX	2,664.193	7.89	21,020
Non-Qualified XXIII	10,615.689	6.20	65,817

	791,431.572		$ 6,198,419

ING Janus Contrarian Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	3,924.475	$ 5.33	$ 20,917
Non-Qualified V (0.75)	16,053.789	5.35	85,888
Non-Qualified XII	5,944.656	5.35	31,804

	25,922.920		$ 138,609

ING JPMorgan Emerging Markets Equity Portfolio -
Institutional Class
Contracts in accumulation period:
Non-Qualified VII	184,178.062	$ 9.71	$ 1,788,369
Non-Qualified VIII	34,089.027	9.76	332,709
Non-Qualified XIII	57,318.042	7.60	435,617
Non-Qualified XIV	67,866.288	7.53	511,033
Non-Qualified XV	22,987.381	7.50	172,405
Non-Qualified XVI	5,219.230	7.49	39,092
Non-Qualified XVIII	2,808.601	7.40	20,784
Non-Qualified XIX	3,795.704	7.43	28,202

	378,262.335		$ 3,328,211

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING JPMorgan Emerging Markets Equity Portfolio -
Service Class
Contracts in accumulation period:
Non-Qualified V	29,472.647	$ 11.83	$ 348,661
Non-Qualified V (0.75)	297,377.148	12.05	3,583,395
Non-Qualified IX	16,919.230	11.72	198,293
Non-Qualified XII	983.841	12.03	11,836
Non-Qualified XX	2,997.880	11.96	35,855
Non-Qualified XXIII	1,018.395	5.87	5,978

	348,769.141		$ 4,184,018

ING JPMorgan Small Cap Core Equity Portfolio -
Institutional Class
Contracts in accumulation period:
Non-Qualified XIII	79,400.071	$ 9.00	$ 714,601
Non-Qualified XIV	87,643.869	8.90	780,030
Non-Qualified XV	26,913.852	8.85	238,188
Non-Qualified XVI	5,308.755	8.84	46,929
Non-Qualified XVIII	2,397.407	8.69	20,833
Non-Qualified XIX	13,579.323	8.74	118,683

	215,243.277		$ 1,919,264

ING JPMorgan Small Cap Core Equity Portfolio -
Service Class
Contracts in accumulation period:
Non-Qualified V	1,028.127	$ 8.74	$ 8,986
Non-Qualified V (0.75)	10,289.476	8.90	91,576
Non-Qualified XXIII	138.083	7.37	1,018

	11,455.686		$ 101,580

ING JPMorgan Value Opportunities Portfolio -
Institutional Class
Contracts in accumulation period:
Non-Qualified XIII	572,239.984	$ 7.52	$ 4,303,245
Non-Qualified XIV	575,866.352	7.44	4,284,446
Non-Qualified XV	177,034.556	7.39	1,308,285
Non-Qualified XVI	31,740.378	7.38	234,244
Non-Qualified XVIII	11,943.817	7.26	86,712
Non-Qualified XIX	49,130.171	7.30	358,650

	1,417,955.258		$ 10,575,582

ING JPMorgan Value Opportunities Portfolio - Service
Class
Contracts in accumulation period:
Non-Qualified VII	187,812.343	$ 7.32	$ 1,374,786
Non-Qualified VIII	6,980.878	7.36	51,379

	194,793.221		$ 1,426,165

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING Julius Baer Foreign Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	20,474.666	$ 10.87	$ 222,560
Non-Qualified V (0.75)	355,789.753	11.13	3,959,940
Non-Qualified IX	745.722	10.75	8,017
Non-Qualified XIII	213,965.036	7.00	1,497,755
Non-Qualified XIV	124,683.988	6.94	865,307
Non-Qualified XV	57,593.559	6.91	397,971
Non-Qualified XVI	6,055.509	6.90	41,783
Non-Qualified XVIII	2,737.170	6.82	18,668
Non-Qualified XIX	11,863.177	6.85	81,263
Non-Qualified XX	2,860.869	11.02	31,527
Non-Qualified XXIII	4,762.462	6.60	31,432

	801,531.911		$ 7,156,223

ING Legg Mason Value Portfolio - Institutional Class
Currently payable annuity contracts:	126,483.331	$ 5.10	$ 645,065
Contracts in accumulation period:
Non-Qualified XIII	371,902.749	5.02	1,866,952
Non-Qualified XIV	605,216.264	4.96	3,001,873
Non-Qualified XV	234,564.039	4.93	1,156,401
Non-Qualified XVI	29,354.205	4.92	144,423
Non-Qualified XVIII	4,029.124	4.83	19,461
Non-Qualified XIX	37,239.730	4.86	180,985

	1,408,789.442		$ 7,015,160

ING Legg Mason Value Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	2,823.613	$ 4.93	$ 13,920
Non-Qualified V (0.75)	28,733.783	5.02	144,244
Non-Qualified XX	737.238	4.99	3,679

	32,294.634		$ 161,843

ING LifeStyle Aggressive Growth Portfolio - Service
Class
Contracts in accumulation period:
Non-Qualified XIII	33,991.884	$ 7.30	$ 248,141
Non-Qualified XIV	66,689.035	7.23	482,162
Non-Qualified XV	15,928.414	7.19	114,525
Non-Qualified XVI	28,087.809	7.18	201,670
Non-Qualified XVIII	152.083	7.07	1,075
Non-Qualified XIX	2,879.355	7.10	20,443

	147,728.580		$ 1,068,016

ING LifeStyle Growth Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified XIII	205,021.801	$ 7.74	$ 1,586,869
Non-Qualified XIV	177,663.786	7.66	1,360,905
Non-Qualified XV	140,799.033	7.62	1,072,889
Non-Qualified XVI	46,179.774	7.61	351,428
Non-Qualified XVIII	1,968.355	7.49	14,743
Non-Qualified XIX	51,840.724	7.53	390,361

	623,473.473		$ 4,777,195

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING LifeStyle Moderate Growth Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified XIII	314,213.965	$ 8.17	$ 2,567,128
Non-Qualified XIV	323,026.967	8.09	2,613,288
Non-Qualified XV	105,804.102	8.05	851,723
Non-Qualified XVI	72,962.486	8.03	585,889
Non-Qualified XVIII	16,891.144	7.91	133,609
Non-Qualified XIX	30,896.526	7.95	245,627

	863,795.190		$ 6,997,264

ING LifeStyle Moderate Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified XIII	180,759.936	$ 8.65	$ 1,563,573
Non-Qualified XIV	314,370.117	8.56	2,691,008
Non-Qualified XV	144,803.734	8.51	1,232,280
Non-Qualified XVI	150,258.112	8.50	1,277,194
Non-Qualified XVIII	11,580.545	8.37	96,929
Non-Qualified XIX	53,906.430	8.41	453,353

	855,678.874		$ 7,314,337

ING Lord Abbett Affiliated Portfolio - Institutional Class
Contracts in accumulation period:
Non-Qualified V	73,714.587	$ 6.99	$ 515,265
Non-Qualified V (0.75)	479,053.201	7.08	3,391,697
Non-Qualified IX	1,960.618	6.94	13,607
Non-Qualified XII	5,019.594	7.07	35,489
Non-Qualified XX	2,998.565	7.04	21,110
Non-Qualified XXIII	5,608.723	7.65	42,907

	568,355.288		$ 4,020,075

ING Lord Abbett Affiliated Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified XIII	16,248.862	$ 7.01	$ 113,905
Non-Qualified XIV	30,935.517	6.96	215,311
Non-Qualified XV	17,250.792	6.93	119,548
Non-Qualified XVI	647.402	6.92	4,480
Non-Qualified XIX	664.423	6.86	4,558

	65,746.996		$ 457,802

ING Marsico Growth Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	6,924.478	$ 7.84	$ 54,288
Non-Qualified V (0.75)	88,941.572	7.99	710,643
Non-Qualified XII	3,143.639	7.97	25,055
Non-Qualified XIII	31,529.015	6.76	213,136
Non-Qualified XIV	24,092.434	6.71	161,660
Non-Qualified XV	6,117.548	6.68	40,865
Non-Qualified XVI	4,736.307	6.67	31,591
Non-Qualified XIX	6,150.923	6.61	40,658
Non-Qualified XXIII	1,022.894	7.09	7,252

	172,658.810		$ 1,285,148

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING Marsico International Opportunities Portfolio -
Service Class
Contracts in accumulation period:
Non-Qualified V	20,092.469	$ 9.04	$ 181,636
Non-Qualified V (0.75)	115,129.584	9.21	1,060,343
Non-Qualified VII	191,859.521	6.32	1,212,552
Non-Qualified VIII	12,666.299	6.35	80,431
Non-Qualified XII	3,167.371	9.19	29,108
Non-Qualified IX	2,608.173	8.96	23,369
Non-Qualified XIII	97,676.670	9.14	892,765
Non-Qualified XIV	131,109.844	9.04	1,185,233
Non-Qualified XV	25,014.278	8.99	224,878
Non-Qualified XVI	10,113.816	8.97	90,721
Non-Qualified XVIII	5,282.854	8.82	46,595
Non-Qualified XIX	11,044.033	8.87	97,961
Non-Qualified XX	1,285.592	9.14	11,750
Non-Qualified XXIII	127.188	6.02	766

	627,177.692		$ 5,138,108

ING MFS Total Return Portfolio - Institutional Class
Contracts in accumulation period:
Non-Qualified VII	1,184,444.845	$ 9.10	$ 10,778,448
Non-Qualified VIII	307,355.968	9.15	2,812,307
Non-Qualified XIII	1,439,660.294	9.25	13,316,858
Non-Qualified XIV	1,615,945.177	9.15	14,785,898
Non-Qualified XV	527,575.292	9.10	4,800,935
Non-Qualified XVI	141,639.520	9.08	1,286,087
Non-Qualified XVIII	28,206.968	8.93	251,888
Non-Qualified XIX	89,964.198	8.98	807,879

	5,334,792.262		$ 48,840,300

ING MFS Total Return Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	11,331.793	$ 10.96	$ 124,196
Non-Qualified V (0.75)	83,774.306	11.28	944,974
Non-Qualified IX	681.264	11.26	7,671
Non-Qualified XII	4,241.851	11.24	47,678
Non-Qualified XX	1,625.798	11.15	18,128
Non-Qualified XXIII	1,261.400	8.43	10,634

	102,916.412		$ 1,153,281

ING MFS Utilities Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	30,144.324	$ 11.41	$ 343,947
Non-Qualified V (0.75)	143,479.137	11.62	1,667,228
Non-Qualified IX	1,861.530	11.30	21,035
Non-Qualified XII	1,112.678	11.60	12,907
Non-Qualified XX	9,389.154	11.53	108,257
Non-Qualified XXIII	1,133.375	6.96	7,888

	187,120.198		$ 2,161,262

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING Oppenheimer Main Street Portfolio® - Institutional
Class
Currently payable annuity contracts:	28,754.197	$6.90 to $7.63	$ 205,562
Contracts in accumulation period:
Non-Qualified VII	29,213.674	7.83	228,743
Non-Qualified VIII	4,006.374	7.88	31,570
Non-Qualified XIII	35,879.213	7.97	285,957
Non-Qualified XIV	45,373.001	7.88	357,539
Non-Qualified XV	15,163.342	7.83	118,729
Non-Qualified XVI	5,807.269	7.82	45,413
Non-Qualified XVIII	9,735.077	7.69	74,863
Non-Qualified XIX	12,845.012	7.73	99,292

	186,777.159		$ 1,447,668

ING Oppenheimer Main Street Portfolio® - Service Class
Contracts in accumulation period:
Non-Qualified V	700.830	$ 7.77	$ 5,445
Non-Qualified V (0.75)	13,454.325	7.91	106,424

	14,155.155		$ 111,869

ING PIMCO High Yield Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	5,888.959	$ 8.77	$ 51,646
Non-Qualified V (0.75)	59,201.202	8.93	528,667
Non-Qualified VII	129,370.494	8.74	1,130,698
Non-Qualified VIII	2,328.498	8.79	20,468
Non-Qualified XII	97.306	8.91	867
Non-Qualified XXIII	1,931.554	8.00	15,452

	198,818.013		$ 1,747,798

ING Pioneer Equity Income Portfolio - Institutional Class
Contracts in accumulation period:
Non-Qualified V	152,126.065	$ 6.29	$ 956,873
Non-Qualified V (0.75)	402,658.027	6.37	2,564,932
Non-Qualified IX	3,611.035	6.25	22,569
Non-Qualified XII	15,947.712	6.36	101,427
Non-Qualified XX	14,118.129	6.34	89,509
Non-Qualified XXIII	3,848.383	7.70	29,633

	592,309.351		$ 3,764,943

ING Pioneer Fund Portfolio - Institutional Class
Currently payable annuity contracts:	220,010.641	$7.77 to $8.55	$ 1,879,676
Contracts in accumulation period:
Non-Qualified V	11,544.521	7.26	83,813
Non-Qualified V (0.75)	19,481.673	7.36	143,385
Non-Qualified XIII	276,102.134	8.64	2,385,522
Non-Qualified XIV	419,246.145	8.55	3,584,555
Non-Qualified XV	194,517.393	8.50	1,653,398
Non-Qualified XVI	4,047.657	8.49	34,365
Non-Qualified XVIII	8,421.624	8.34	70,236
Non-Qualified XIX	36,417.890	8.39	305,546

	1,189,789.678		$ 10,140,496

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING Pioneer Mid Cap Value Portfolio - Institutional
Class
Contracts in accumulation period:
Non-Qualified V	38,919.038	$ 7.33	$ 285,277
Non-Qualified V (0.75)	245,457.081	7.43	1,823,746
Non-Qualified IX	8,022.146	7.28	58,401
Non-Qualified XII	17,350.926	7.42	128,744
Non-Qualified XX	7,490.384	7.39	55,354
Non-Qualified XXIII	10,279.295	7.46	76,684

	327,518.870		$ 2,428,206

ING Pioneer Mid Cap Value Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified XIII	46,011.803	$ 7.32	$ 336,806
Non-Qualified XIV	33,526.559	7.26	243,403
Non-Qualified XV	8,922.629	7.23	64,511
Non-Qualified XVI	3,592.346	7.22	25,937
Non-Qualified XVIII	1,517.293	7.14	10,833
Non-Qualified XIX	2,614.524	7.16	18,720

	96,185.154		$ 700,210

ING T. Rowe Price Capital Appreciation Portfolio -
Service Class
Contracts in accumulation period:
Non-Qualified V	182,397.191	$ 9.14	$ 1,667,110
Non-Qualified V (0.75)	610,140.668	9.30	5,674,308
Non-Qualified IX	19,591.524	9.05	177,303
Non-Qualified XII	9,425.698	9.29	87,565
Non-Qualified XX	35,283.367	9.24	326,018
Non-Qualified XXIII	4,001.369	7.59	30,370

	860,839.817		$ 7,962,674

ING T. Rowe Price Equity Income Portfolio - Service
Class
Contracts in accumulation period:
Non-Qualified V	53,532.855	$ 10.78	$ 577,084
Non-Qualified V (0.75)	190,851.757	11.09	2,116,546
Non-Qualified IX	245.540	11.30	2,775
Non-Qualified XIII	65,793.912	7.20	473,716
Non-Qualified XIV	89,802.966	7.14	641,193
Non-Qualified XV	30,564.210	7.11	217,312
Non-Qualified XVI	25,099.396	7.10	178,206
Non-Qualified XVIII	509.625	7.02	3,578
Non-Qualified XIX	7,476.279	7.05	52,708
Non-Qualified XX	10,489.749	10.96	114,968
Non-Qualified XXII	1,436.897	7.30	10,489

	475,803.186		$ 4,388,575

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING Templeton Global Growth Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified XIII	10,163.553	$ 6.76	$ 68,706
Non-Qualified XIV	20,252.169	6.70	135,690
Non-Qualified XV	9,758.565	6.67	65,090
Non-Qualified XVI	7,281.168	6.66	48,493
Non-Qualified XVIII	3,868.299	6.58	25,453
Non-Qualified XIX	14,306.982	6.61	94,569

	65,630.736		$ 438,001

ING Van Kampen Capital Growth Portfolio -
Institutional Class
Currently payable annuity contracts:	70,169.265	$ 5.36	$ 376,107
Contracts in accumulation period:
Non-Qualified V	1,237.913	5.51	6,821
Non-Qualified V (0.75)	46,840.307	5.53	259,027
Non-Qualified VII	1,867,415.640	5.36	10,009,348
Non-Qualified VIII	244,332.582	5.36	1,309,623
Non-Qualified XIII	882,336.689	5.37	4,738,148
Non-Qualified XIV	885,064.394	5.36	4,743,945
Non-Qualified XV	288,004.748	5.36	1,543,705
Non-Qualified XVI	35,095.483	5.36	188,112
Non-Qualified XVIII	15,869.582	5.34	84,744
Non-Qualified XIX	55,848.979	5.35	298,792

	4,392,215.582		$ 23,558,372

ING Van Kampen Growth and Income Portfolio - Service
Class
Contracts in accumulation period:
Non-Qualified V	21,054.234	$ 8.58	$ 180,645
Non-Qualified V (0.75)	70,978.678	8.74	620,354
Non-Qualified IX	2,831.919	8.50	24,071
Non-Qualified XXIII	1,259.391	7.78	9,798

	96,124.222		$ 834,868

ING Van Kampen Real Estate Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	16,106.007	$ 6.07	$ 97,763
Non-Qualified V (0.75)	147,199.717	6.15	905,278
Non-Qualified IX	1,203.264	6.03	7,256
Non-Qualified XII	5,498.339	6.14	33,760
Non-Qualified XX	2,862.275	6.12	17,517
Non-Qualified XXIII	412.880	6.43	2,655

	173,282.482		$ 1,064,229

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING VP Index Plus International Equity Portfolio -
Institutional Class
Currently payable annuity contracts:	214,391.352	$5.23 to $5.26	$ 1,121,453
Contracts in accumulation period:
Non-Qualified V	13,631.032	5.31	72,381
Non-Qualified V (0.75)	154,959.803	5.34	827,485
Non-Qualified VII	656,284.815	5.34	3,504,561
Non-Qualified VIII	110,844.647	5.35	593,019
Non-Qualified XII	9,596.375	5.34	51,245
Non-Qualified XIII	274,088.709	5.37	1,471,856
Non-Qualified XIV	267,012.873	5.35	1,428,519
Non-Qualified XV	93,609.768	5.34	499,876
Non-Qualified XVI	23,531.644	5.34	125,659
Non-Qualified XVIII	8,588.431	5.31	45,605
Non-Qualified XIX	16,250.461	5.32	86,452
Non-Qualified XX	967.602	5.33	5,157
Non-Qualified XXIII	312.811	6.55	2,049

	1,844,070.323		$ 9,835,317

ING VP Index Plus International Equity Portfolio -
Service Class
Contracts in accumulation period:
Non-Qualified V	11,141.615	$ 6.44	$ 71,752
Non-Qualified V (0.75)	74,360.778	6.53	485,576
Non-Qualified VII	4,266.309	6.44	27,475
Non-Qualified XX	777.290	6.49	5,045
Non-Qualified XXIII	1,498.546	6.56	9,830

	92,044.538		$ 599,678

ING Wells Fargo Small Cap Disciplined Portfolio -
Service Class
Contracts in accumulation period:
Non-Qualified V (0.75)	595.027	$ 6.73	$ 4,005
Non-Qualified XIII	6,567.253	6.65	43,672
Non-Qualified XIV	7,268.308	6.60	47,971
Non-Qualified XV	2,760.793	6.57	18,138
Non-Qualified XVI	1,237.117	6.56	8,115
Non-Qualified XIX	230.078	6.51	1,498

	18,658.576		$ 123,399

ING American Century Large Company Value Portfolio
- Service Class
Contracts in accumulation period:
Non-Qualified V	4,171.760	$ 7.82	$ 32,623
Non-Qualified V (0.75)	16,586.716	8.09	134,187
Non-Qualified XXIII	409.195	7.38	3,020

	21,167.671		$ 169,830

ING American Century Small-Mid Cap Value Portfolio -
Service Class
Contracts in accumulation period:
Non-Qualified V	9,419.426	$ 10.94	$ 103,049
Non-Qualified V (0.75)	90,747.121	11.32	1,027,257
Non-Qualified IX	647.078	10.76	6,963
Non-Qualified XX	4,900.430	12.82	62,824

	105,714.055		$ 1,200,093

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING Baron Asset Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	1,843.875	$ 6.32	$ 11,653
Non-Qualified V (0.75)	39,559.728	6.40	253,182
Non-Qualified XX	121.799	6.37	776
Non-Qualified XXIII	88.693	6.83	606

	41,614.095		$ 266,217

ING Baron Small Cap Growth Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	37,552.978	$ 10.61	$ 398,437
Non-Qualified V (0.75)	147,958.377	10.97	1,623,103
Non-Qualified IX	37.171	10.44	388
Non-Qualified XII	5,422.536	10.94	59,323
Non-Qualified XIII	45,907.824	6.19	284,169
Non-Qualified XIV	32,126.832	6.14	197,259
Non-Qualified XV	15,119.201	6.11	92,378
Non-Qualified XVI	1,660.469	6.10	10,129
Non-Qualified XVIII	2,124.456	6.03	12,810
Non-Qualified XIX	3,945.783	6.05	23,872
Non-Qualified XX	3,679.529	12.04	44,302
Non-Qualified XXIII	2,758.596	6.95	19,172

	298,293.752		$ 2,765,342

ING Columbia Small Cap Value II Portfolio - Service
Class
Contracts in accumulation period:
Non-Qualified V	2,444.135	$ 6.66	$ 16,278
Non-Qualified V (0.75)	5,758.324	6.75	38,869
Non-Qualified XIII	42,429.452	6.72	285,126
Non-Qualified XIV	32,316.474	6.66	215,228
Non-Qualified XV	20,158.338	6.63	133,650
Non-Qualified XVI	2,141.500	6.62	14,177
Non-Qualified XVIII	1,375.691	6.54	8,997
Non-Qualified XIX	7,413.032	6.57	48,704

	114,036.946		$ 761,029

ING Davis New York Venture Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	17,493.456	$ 8.12	$ 142,047
Non-Qualified V (0.75)	103,299.423	8.39	866,682
Non-Qualified IX	110.110	7.79	858
Non-Qualified XIII	38,658.386	6.82	263,650
Non-Qualified XIV	53,798.418	6.77	364,215
Non-Qualified XV	31,403.068	6.74	211,657
Non-Qualified XVI	16,438.051	6.73	110,628
Non-Qualified XVIII	1,241.370	6.65	8,255
Non-Qualified XIX	18,646.076	6.67	124,369
Non-Qualified XX	32.296	9.91	320
Non-Qualified XXII	900.743	6.89	6,206
Non-Qualified XXIII	2,729.447	7.12	19,434

	284,750.844		$ 2,118,321

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING JPMorgan Mid Cap Value Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	31,509.609	$ 11.56	$ 364,251
Non-Qualified V (0.75)	81,613.418	11.95	975,280
Non-Qualified IX	2,337.836	11.36	26,558
Non-Qualified XX	10,794.797	13.27	143,247
Non-Qualified XXIII	2,769.730	7.53	20,856

	129,025.390		$ 1,530,192

ING Legg Mason Partners Aggressive Growth Portfolio -
Initial Class
Currently payable annuity contracts:	97,267.990	$6.76 to $7.29	$ 659,847
Contracts in accumulation period:
Non-Qualified V	165,317.843	9.97	1,648,219
Non-Qualified V (0.75)	137,908.904	10.63	1,465,972
Non-Qualified VII	825,392.501	9.46	7,808,213
Non-Qualified VIII	127,133.595	6.52	828,911
Non-Qualified IX	6,504.847	9.68	62,967
Non-Qualified X	6,490.857	9.97	64,714
Non-Qualified XII	1,775.016	5.79	10,277
Non-Qualified XIII	250,683.150	5.46	1,368,730
Non-Qualified XIV	311,754.318	5.29	1,649,180
Non-Qualified XV	100,160.597	5.21	521,837
Non-Qualified XVI	15,531.595	3.65	56,690
Non-Qualified XVIII	4,820.352	3.52	16,968
Non-Qualified XIX	5,758.736	3.56	20,501
Non-Qualified XX	201.094	9.65	1,941
Non-Qualified XXIII	16,460.190	6.88	113,246

	2,073,161.585		$ 16,298,213

ING Neuberger Berman Partners Portfolio - Initial Class
Currently payable annuity contracts:	437,056.724	$5.30 to $5.44	$ 2,375,303
Contracts in accumulation period:
Non-Qualified VII	654,834.652	5.34	3,496,817
Non-Qualified VIII	214,304.933	5.37	1,150,817
Non-Qualified XIII	394,081.104	5.41	2,131,979
Non-Qualified XIV	630,778.123	5.36	3,380,971
Non-Qualified XV	202,447.506	5.34	1,081,070
Non-Qualified XVI	33,313.796	5.34	177,896
Non-Qualified XVIII	15,338.662	5.27	80,835
Non-Qualified XIX	31,946.096	5.29	168,995

	2,614,101.596		$ 14,044,683

ING Neuberger Berman Partners Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	20,699.331	$ 5.40	$ 111,776
Non-Qualified V (0.75)	20,888.131	5.48	114,467

	41,587.462		$ 226,243

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING Oppenheimer Global Portfolio - Initial Class
Currently payable annuity contracts:	304,143.773	$8.41 to $8.46	$ 2,557,873
Contracts in accumulation period:
Non-Qualified V	567,229.726	8.42	4,776,074
Non-Qualified V (0.75)	1,640,129.444	8.59	14,088,712
Non-Qualified VII	3,175,943.035	8.64	27,440,148
Non-Qualified VIII	472,211.861	8.68	4,098,799
Non-Qualified IX	34,332.384	8.34	286,332
Non-Qualified X	18,704.473	8.42	157,492
Non-Qualified XII	10,499.355	8.57	89,979
Non-Qualified XIII	1,090,401.099	8.78	9,573,722
Non-Qualified XIV	1,047,042.467	8.68	9,088,329
Non-Qualified XV	326,326.932	8.64	2,819,465
Non-Qualified XVI	43,548.981	8.62	375,392
Non-Qualified XVIII	7,176.102	8.47	60,782
Non-Qualified XIX	57,847.344	8.52	492,859
Non-Qualified XX	27,487.293	8.52	234,192
Non-Qualified XXII	2,273.146	7.20	16,367
Non-Qualified XXIII	66,468.703	7.00	465,281

	8,891,766.118		$ 76,621,798

ING Oppenheimer Strategic Income Portfolio - Initial
Class
Currently payable annuity contracts:	254,002.599	$9.36 to $9.88	$ 2,468,712
Contracts in accumulation period:
Non-Qualified V	208,418.208	9.60	2,000,815
Non-Qualified V (0.75)	474,155.378	9.79	4,641,981
Non-Qualified VII	1,075,638.876	9.65	10,379,915
Non-Qualified VIII	214,791.016	9.70	2,083,473
Non-Qualified IX	5,828.066	9.51	55,425
Non-Qualified X	32,500.861	9.60	312,008
Non-Qualified XII	4,003.007	9.77	39,109
Non-Qualified XIII	804,002.439	9.81	7,887,264
Non-Qualified XIV	877,000.294	9.70	8,506,903
Non-Qualified XV	312,909.000	9.65	3,019,572
Non-Qualified XVI	154,605.354	9.63	1,488,850
Non-Qualified XVIII	15,898.938	9.47	150,563
Non-Qualified XIX	86,526.736	9.52	823,735
Non-Qualified XX	9,583.173	9.72	93,148
Non-Qualified XXII	826.021	9.51	7,855
Non-Qualified XXIII	8,125.396	8.33	67,685

	4,538,815.362		$ 44,027,013

ING Oppenheimer Strategic Income Portfolio - Service
Class
Currently payable annuity contracts:	1,624.683	$ 9.57	$ 15,548

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING PIMCO Total Return Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	136,664.593	$ 12.51	$ 1,709,674
Non-Qualified V (0.75)	584,272.004	12.94	7,560,480
Non-Qualified IX	23,946.116	12.30	294,537
Non-Qualified XX	25,977.366	12.48	324,198
Non-Qualified XXII	1,560.149	10.99	17,146
Non-Qualified XXIII	3,417.259	9.96	34,036

	775,837.487		$ 9,940,071

ING Pioneer High Yield Portfolio - Initial Class
Currently payable annuity contracts:	176,487.249	$ 7.30	$ 1,288,357
Contracts in accumulation period:
Non-Qualified V	5,719.763	7.73	44,214
Non-Qualified V (0.75)	18,820.679	7.83	147,366
Non-Qualified VII	515,491.923	7.24	3,732,162
Non-Qualified VIII	104,354.068	7.24	755,523
Non-Qualified XII	95.141	7.82	744
Non-Qualified XIII	300,690.629	7.25	2,180,007
Non-Qualified XIV	422,502.314	7.24	3,058,917
Non-Qualified XV	114,556.512	7.24	829,389
Non-Qualified XVI	39,464.883	7.24	285,726
Non-Qualified XVIII	13,504.288	7.22	97,501
Non-Qualified XIX	32,835.068	7.23	237,398
Non-Qualified XX	1,429.297	7.79	11,134

	1,745,951.814		$ 12,668,438

ING Solution 2015 Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	26,624.607	$ 8.72	$ 232,167
Non-Qualified V (0.75)	181,408.596	8.88	1,610,908
Non-Qualified IX	16,174.120	8.64	139,744
Non-Qualified XXIII	55,546.342	7.92	439,927

	279,753.665		$ 2,422,746

ING Solution 2025 Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	14,939.814	$ 8.19	$ 122,357
Non-Qualified V (0.75)	79,098.432	8.34	659,681
Non-Qualified XX	438.818	8.28	3,633
Non-Qualified XXIII	91,701.707	7.43	681,344

	186,178.771		$ 1,467,015

ING Solution 2035 Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	2,678.226	$ 8.07	$ 21,613
Non-Qualified V (0.75)	62,190.476	8.22	511,206
Non-Qualified XXIII	92,142.925	7.20	663,429

	157,011.627		$ 1,196,248

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING Solution 2045 Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	7,599.254	$ 7.95	$ 60,414
Non-Qualified V (0.75)	59,614.905	8.10	482,881
Non-Qualified XX	405.121	8.04	3,257
Non-Qualified XXIII	31,225.276	6.95	217,016

	98,844.556		$ 763,568

ING Solution Income Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V (0.75)	123,430.797	$ 9.52	$ 1,175,061
Non-Qualified XXIII	20,072.565	8.67	174,029

	143,503.362		$ 1,349,090

ING T. Rowe Price Diversified Mid Cap Growth Portfolio
- Initial Class
Contracts in accumulation period:
Non-Qualified V	477,756.560	$ 7.52	$ 3,592,729
Non-Qualified V (0.75)	608,109.830	7.66	4,658,121
Non-Qualified VII	952,194.528	7.88	7,503,293
Non-Qualified VIII	154,333.963	7.92	1,222,325
Non-Qualified IX	31,481.105	7.44	234,219
Non-Qualified X	17,418.299	7.52	130,986
Non-Qualified XII	6,675.180	7.65	51,065
Non-Qualified XIII	824,868.437	8.01	6,607,196
Non-Qualified XIV	710,683.927	7.92	5,628,617
Non-Qualified XV	289,588.751	7.88	2,281,959
Non-Qualified XVI	19,244.564	7.86	151,262
Non-Qualified XVIII	10,717.027	7.73	82,843
Non-Qualified XIX	18,724.681	7.78	145,678
Non-Qualified XX	1,315.750	7.60	10,000
Non-Qualified XXII	1,931.673	7.09	13,696
Non-Qualified XXIII	53,277.640	6.30	335,649

	4,178,321.915		$ 32,649,638

ING T. Rowe Price Growth Equity Portfolio - Initial Class
Currently payable annuity contracts:	324,951.128	$7.67 to $9.89	$ 3,200,625
Contracts in accumulation period:
Non-Qualified V	102,325.947	14.84	1,518,517
Non-Qualified V (0.75)	236,010.358	15.83	3,736,044
Non-Qualified VII	810,651.410	18.58	15,061,903
Non-Qualified VIII	86,676.048	13.63	1,181,395
Non-Qualified IX	10,532.786	14.41	151,777
Non-Qualified X	5,445.771	14.84	80,815
Non-Qualified XII	2,658.954	9.34	24,835
Non-Qualified XX	8,699.301	10.16	88,385
Non-Qualified XXII	1,309.198	7.07	9,256
Non-Qualified XXIII	23,781.077	6.64	157,906

	1,613,041.978		$ 25,211,458

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING Templeton Foreign Equity Portfolio - Initial Class
Currently payable annuity contracts:	199,923.390	$6.24 to $6.26	$ 1,247,707
Contracts in accumulation period:
Non-Qualified V	465,424.428	6.28	2,922,865
Non-Qualified V (0.75)	431,715.637	6.31	2,724,126
Non-Qualified VII	251,703.183	6.24	1,570,628
Non-Qualified VIII	65,676.818	6.25	410,480
Non-Qualified IX	14,442.936	6.27	90,557
Non-Qualified X	8,166.709	6.28	51,287
Non-Qualified XII	6,775.124	6.31	42,751
Non-Qualified XIII	541,950.058	6.26	3,392,607
Non-Qualified XIV	638,393.283	6.25	3,989,958
Non-Qualified XV	174,554.136	6.24	1,089,218
Non-Qualified XVI	49,750.726	6.24	310,445
Non-Qualified XVIII	18,851.905	6.22	117,259
Non-Qualified XIX	30,347.244	6.23	189,063
Non-Qualified XX	2,857.300	6.30	18,001
Non-Qualified XXIII	10,720.612	6.93	74,294

	2,911,253.489		$ 18,241,246

ING Thornburg Value Portfolio - Initial Class
Currently payable annuity contracts:	154,113.612	$7.91 to $11.74	$ 1,800,039
Contracts in accumulation period:
Non-Qualified V	97,407.006	19.26	1,876,059
Non-Qualified V (0.75)	101,059.220	20.54	2,075,756
Non-Qualified VII	222,200.946	9.00	1,999,809
Non-Qualified VIII	48,062.878	9.16	440,256
Non-Qualified IX	3,271.198	18.70	61,171
Non-Qualified X	3,714.665	19.26	71,544
Non-Qualified XIII	300,733.547	7.57	2,276,553
Non-Qualified XIV	281,873.969	7.33	2,066,136
Non-Qualified XV	68,786.605	7.22	496,639
Non-Qualified XVI	20,221.647	4.56	92,211
Non-Qualified XVIII	6,020.779	4.39	26,431
Non-Qualified XIX	18,956.620	4.45	84,357
Non-Qualified XX	287.194	9.79	2,812
Non-Qualified XXIII	7,146.685	7.18	51,313

	1,333,856.571		$ 13,421,086

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING UBS U.S. Large Cap Equity Portfolio - Initial Class
Contracts in accumulation period:
Non-Qualified V	181,081.482	$ 10.53	$ 1,906,788
Non-Qualified V (0.75)	179,961.069	11.23	2,020,963
Non-Qualified VI	18,434.566	8.95	164,989
Non-Qualified VII	586,786.154	10.26	6,020,426
Non-Qualified VIII	80,969.208	7.16	579,740
Non-Qualified IX	8,494.394	10.22	86,813
Non-Qualified X	74,615.045	10.53	785,696
Non-Qualified XI	6,261.773	8.95	56,043
Non-Qualified XIII	195,454.271	7.08	1,383,816
Non-Qualified XIV	236,400.118	6.86	1,621,705
Non-Qualified XV	66,661.524	6.75	449,965
Non-Qualified XVI	11,845.115	5.05	59,818
Non-Qualified XVIII	16,056.251	4.86	78,033
Non-Qualified XIX	3,149.671	4.92	15,496
Non-Qualified XX	243.898	9.76	2,380
Non-Qualified XXIII	9,298.635	6.93	64,440

	1,675,713.174		$ 15,297,111

ING Van Kampen Comstock Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	21,623.820	$ 8.68	$ 187,695
Non-Qualified V (0.75)	120,704.424	8.98	1,083,926
Non-Qualified IX	2,559.994	8.54	21,862
Non-Qualified XX	6,878.137	10.26	70,570
Non-Qualified XXIII	820.235	7.41	6,078

	152,586.610		$ 1,370,131

ING Van Kampen Equity and Income Portfolio - Initial
Class
Contracts in accumulation period:
Non-Qualified V	413,809.730	$ 9.20	$ 3,807,050
Non-Qualified V (0.75)	614,576.593	9.38	5,764,728
Non-Qualified VII	1,655,410.378	9.32	15,428,425
Non-Qualified VIII	437,175.745	9.38	4,100,708
Non-Qualified IX	5,717.358	9.11	52,085
Non-Qualified X	6,324.976	9.20	58,190
Non-Qualified XII	587.430	9.37	5,504
Non-Qualified XIII	1,577,267.278	9.48	14,952,494
Non-Qualified XIV	1,750,546.005	9.38	16,420,122
Non-Qualified XV	562,571.344	9.32	5,243,165
Non-Qualified XVI	63,450.082	9.31	590,720
Non-Qualified XVIII	6,525.010	9.15	59,704
Non-Qualified XIX	67,482.790	9.20	620,842
Non-Qualified XX	17,039.209	9.31	158,635
Non-Qualified XXIII	3,627.397	8.39	30,434

	7,182,111.325		$ 67,292,806

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING VP Strategic Allocation Conservative Portfolio -
Class I
Currently payable annuity contracts:	158,688.985	$ 12.83	$ 2,035,980
Contracts in accumulation period:
Non-Qualified V	41,707.524	14.53	606,010
Non-Qualified V (0.75)	25,742.642	15.49	398,754
Non-Qualified VII	267,453.480	14.22	3,803,188
Non-Qualified VIII	99,062.041	13.46	1,333,375
Non-Qualified IX	847.190	14.11	11,954
Non-Qualified X	5,339.379	15.13	80,785
Non-Qualified XXIII	977.531	8.30	8,114

	599,818.772		$ 8,278,160

ING VP Strategic Allocation Growth Portfolio - Class I
Currently payable annuity contracts:	216,295.437	$6.85 to $9.37	$ 2,008,183
Contracts in accumulation period:
Non-Qualified V	39,243.282	13.63	534,886
Non-Qualified V (0.75)	123,173.008	14.54	1,790,936
Non-Qualified VII	226,770.591	13.34	3,025,120
Non-Qualified VIII	45,437.198	12.04	547,064
Non-Qualified IX	2,191.398	13.24	29,014
Non-Qualified X	9,860.958	14.20	140,026
Non-Qualified XX	4,515.806	10.02	45,248
Non-Qualified XXIII	43,260.794	7.34	317,534

	710,748.472		$ 8,438,011

ING VP Strategic Allocation Moderate Portfolio - Class I
Currently payable annuity contracts:	237,073.228	$7.62 to $9.93	$ 2,339,104
Contracts in accumulation period:
Non-Qualified V	37,418.289	13.94	521,611
Non-Qualified V (0.75)	71,744.781	14.87	1,066,845
Non-Qualified VII	345,607.587	13.65	4,717,544
Non-Qualified VIII	69,230.159	12.54	868,146
Non-Qualified X	2,679.163	14.52	38,901
Non-Qualified XX	3,933.474	10.26	40,357
Non-Qualified XXIII	2,029.675	7.79	15,811

	769,716.356		$ 9,608,319

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING VP Growth and Income Portfolio - Class I
Currently payable annuity contracts:	1,255,849.174	$5.16 to $200.72	$ 45,472,782
Contracts in accumulation period:
Non-Qualified 1964	958.674	170.64	163,588
Non-Qualified V	1,651,069.438	15.90	26,252,004
Non-Qualified V (0.75)	3,039,549.042	16.95	51,520,356
Non-Qualified VI	570,115.308	14.98	8,540,327
Non-Qualified VII	1,428,705.761	15.60	22,287,810
Non-Qualified VIII	298,241.576	10.59	3,158,378
Non-Qualified IX	42,279.439	15.44	652,795
Non-Qualified X	659,378.690	16.36	10,787,435
Non-Qualified XI	7,050.926	15.42	108,725
Non-Qualified XII	39,014.872	6.81	265,691
Non-Qualified XIII	835,276.100	6.50	5,429,295
Non-Qualified XIV	545,596.286	6.30	3,437,257
Non-Qualified XV	289,631.353	6.20	1,795,714
Non-Qualified XVI	510,836.096	5.52	2,819,815
Non-Qualified XVIII	43,499.573	5.32	231,418
Non-Qualified XIX	472,253.796	5.38	2,540,725
Non-Qualified XX	27,882.949	9.73	271,301
Non-Qualified XXII	2,278.854	7.28	16,590
Non-Qualified XXIII	129,790.927	7.14	926,707

	11,849,258.834		$ 186,678,713

ING GET U.S. Core Portfolio - Series 3
Contracts in accumulation period:
Non-Qualified VII	384,039.505	$ 10.00	$ 3,840,395
Non-Qualified VIII	212,580.904	10.08	2,142,816
Non-Qualified XIII	319,865.921	10.23	3,272,228
Non-Qualified XIV	192,003.056	10.08	1,935,391
Non-Qualified XV	89,950.305	10.00	899,503
Non-Qualified XVI	238,686.458	9.98	2,382,091
Non-Qualified XVIII	12,658.613	9.75	123,421
Non-Qualified XIX	225,178.452	9.82	2,211,252

	1,674,963.214		$ 16,807,097

ING GET U.S. Core Portfolio - Series 4
Contracts in accumulation period:
Non-Qualified VII	22,457.310	$ 10.26	$ 230,412
Non-Qualified VIII	670.731	10.33	6,929
Non-Qualified XIII	52,057.459	10.48	545,562
Non-Qualified XIV	64,985.535	10.33	671,301
Non-Qualified XV	19,381.245	10.26	198,852
Non-Qualified XVI	34,485.800	10.23	352,790
Non-Qualified XVIII	1,864.949	10.01	18,668
Non-Qualified XIX	51,473.514	10.08	518,853

	247,376.543		$ 2,543,367

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING GET U.S. Core Portfolio - Series 5
Contracts in accumulation period:
Non-Qualified VII	12,280.043	$ 10.48	$ 128,695
Non-Qualified VIII	4,819.226	10.55	50,843
Non-Qualified XIII	93,885.939	10.70	1,004,580
Non-Qualified XIV	11,879.819	10.55	125,332
Non-Qualified XV	14,610.115	10.48	153,114
Non-Qualified XVI	10,143.060	10.46	106,096
Non-Qualified XIX	11,327.404	10.31	116,786

	158,945.606		$ 1,685,446

ING GET U.S. Core Portfolio - Series 6
Contracts in accumulation period:
Non-Qualified VII	258,442.859	$ 10.26	$ 2,651,624
Non-Qualified VIII	62,771.358	10.33	648,428
Non-Qualified XIII	601,730.817	10.46	6,294,104
Non-Qualified XIV	760,570.089	10.33	7,856,689
Non-Qualified XV	411,265.477	10.26	4,219,584
Non-Qualified XVI	22,932.824	10.24	234,832
Non-Qualified XIX	53,473.690	10.10	540,084

	2,171,187.114		$ 22,445,345

ING GET U.S. Core Portfolio - Series 7
Contracts in accumulation period:
Non-Qualified VII	135,647.364	$ 10.26	$ 1,391,742
Non-Qualified VIII	5,158.985	10.32	53,241
Non-Qualified XIII	296,993.978	10.45	3,103,587
Non-Qualified XIV	382,193.550	10.32	3,944,237
Non-Qualified XV	357,191.962	10.26	3,664,790
Non-Qualified XVI	5,239.242	10.24	53,650
Non-Qualified XIX	37,724.723	10.11	381,397

	1,220,149.804		$ 12,592,644

ING GET U.S. Core Portfolio - Series 8
Contracts in accumulation period:
Non-Qualified VII	126,826.120	$ 10.23	$ 1,297,431
Non-Qualified VIII	17,239.636	10.30	177,568
Non-Qualified XIII	374,758.479	10.39	3,893,741
Non-Qualified XIV	287,848.671	10.27	2,956,206
Non-Qualified XV	238,145.808	10.21	2,431,469
Non-Qualified XVI	9,388.251	10.19	95,666
Non-Qualified XVIII	175.338	10.02	1,757
Non-Qualified XIX	6,738.088	10.08	67,920

	1,061,120.391		$ 10,921,758

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING GET U.S. Core Portfolio - Series 9
Contracts in accumulation period:
Non-Qualified VII	23,117.454	$ 10.22	$ 236,260
Non-Qualified XIII	298,188.122	10.37	3,092,211
Non-Qualified XIV	257,590.415	10.26	2,642,878
Non-Qualified XV	192,774.306	10.21	1,968,226
Non-Qualified XVI	448.012	10.19	4,565
Non-Qualified XIX	18,450.164	10.08	185,978

	790,568.473		$ 8,130,118

ING GET U.S. Core Portfolio - Series 10
Contracts in accumulation period:
Non-Qualified VII	9,763.297	$ 10.31	$ 100,660
Non-Qualified VIII	18,464.978	10.37	191,482
Non-Qualified XIII	187,805.117	10.44	1,960,685
Non-Qualified XIV	213,815.560	10.34	2,210,853
Non-Qualified XV	191,437.077	10.29	1,969,888
Non-Qualified XVI	141.361	10.27	1,452
Non-Qualified XIX	8,520.617	10.17	86,655

	629,948.007		$ 6,521,675

ING GET U.S. Core Portfolio - Series 11
Contracts in accumulation period:
Non-Qualified VII	16,603.502	$ 10.46	$ 173,673
Non-Qualified VIII	707.753	10.51	7,438
Non-Qualified XIII	295,619.130	10.61	3,136,519
Non-Qualified XIV	323,564.888	10.51	3,400,667
Non-Qualified XV	99,316.631	10.46	1,038,852
Non-Qualified XVI	30,770.333	10.45	321,550
Non-Qualified XVIII	3,498.785	10.30	36,037
Non-Qualified XIX	1,477.134	10.35	15,288

	771,558.156		$ 8,130,024

ING GET U.S. Core Portfolio - Series 12
Contracts in accumulation period:
Non-Qualified VII	47,029.084	$ 10.41	$ 489,573
Non-Qualified VIII	5,803.620	10.46	60,706
Non-Qualified XIII	878,206.474	10.55	9,265,078
Non-Qualified XIV	523,031.448	10.46	5,470,909
Non-Qualified XV	439,689.496	10.41	4,577,168
Non-Qualified XVI	28,017.300	10.40	291,380
Non-Qualified XVIII	13,912.736	10.26	142,745
Non-Qualified XIX	10,033.926	10.31	103,450

	1,945,724.084		$ 20,401,009

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING GET U.S. Core Portfolio - Series 13
Contracts in accumulation period:
Non-Qualified VII	57,640.856	$ 10.42	$ 600,618
Non-Qualified VIII	3,222.222	10.46	33,704
Non-Qualified XIII	911,511.467	10.54	9,607,331
Non-Qualified XIV	494,037.849	10.46	5,167,636
Non-Qualified XV	336,217.107	10.42	3,503,382
Non-Qualified XVI	14,845.416	10.41	154,541
Non-Qualified XIX	35,676.319	10.33	368,536

	1,853,151.236		$ 19,435,748

ING GET U.S. Core Portfolio - Series 14
Contracts in accumulation period:
Non-Qualified VII	33,778.992	$ 10.34	$ 349,275
Non-Qualified VIII	4,292.833	10.38	44,560
Non-Qualified XIII	459,856.103	10.44	4,800,898
Non-Qualified XIV	264,953.394	10.38	2,750,216
Non-Qualified XV	50,304.777	10.34	520,151
Non-Qualified XVI	455,094.828	10.33	4,701,130
Non-Qualified XVIII	251,621.686	10.24	2,576,606
Non-Qualified XIX	520,739.404	10.27	5,347,994

	2,040,642.017		$ 21,090,830

ING BlackRock Global Science and Technology Portfolio -
Class I
Contracts in accumulation period:
Non-Qualified V	87,831.622	$ 2.94	$ 258,225
Non-Qualified V (0.75)	366,248.505	3.07	1,124,383
Non-Qualified VII	252,696.152	2.90	732,819
Non-Qualified VIII	23,732.599	2.94	69,774
Non-Qualified IX	5,391.910	2.88	15,529
Non-Qualified XII	1,495.552	3.06	4,576
Non-Qualified XIII	255,180.288	3.02	770,644
Non-Qualified XIV	201,094.847	2.94	591,219
Non-Qualified XV	27,538.221	2.90	79,861
Non-Qualified XVI	9,707.417	3.02	29,316
Non-Qualified XVIII	3,286.519	2.91	9,564
Non-Qualified XIX	8,377.515	2.95	24,714
Non-Qualified XX	864.948	9.89	8,554
Non-Qualified XXIII	3,523.464	6.87	24,206

	1,246,969.559		$ 3,743,384

ING International Index Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V (0.75)	34,636.247	$ 5.94	$ 205,739
Non-Qualified IX	896.019	5.91	5,295

	35,532.266		$ 211,034

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING Lehman Brothers U.S. Aggregate Bond Index®
Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	636.542	$ 10.19	$ 6,486
Non-Qualified V (0.75)	8,791.789	10.22	89,852

	9,428.331		$ 96,338

ING Opportunistic Large Cap Growth Portfolio - Class I
Currently payable annuity contracts:	105,165.872	$7.35 to $10.29	$ 1,060,922
Contracts in accumulation period:
Non-Qualified V	19,373.839	10.07	195,095
Non-Qualified V (0.75)	117,293.109	10.68	1,252,690
Non-Qualified VII	144,916.556	9.88	1,431,776
Non-Qualified VIII	52,466.917	10.06	527,817
Non-Qualified IX	1,327.768	9.78	12,986
Non-Qualified XII	74.599	6.63	495
Non-Qualified XIII	268,461.194	6.07	1,629,559
Non-Qualified XIV	238,538.823	5.88	1,402,608
Non-Qualified XV	41,584.401	5.79	240,774
Non-Qualified XVI	27,610.705	3.83	105,749
Non-Qualified XVIII	3,817.512	3.69	14,087
Non-Qualified XIX	14,970.732	3.73	55,841
Non-Qualified XX	912.830	8.99	8,206
Non-Qualified XXIII	3,576.974	6.89	24,645

	1,040,091.831		$ 7,963,250

ING Opportunistic Large Cap Value Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	14,498.251	$ 14.10	$ 204,425
Non-Qualified V (0.75)	76,301.601	14.95	1,140,709
Non-Qualified VII	197,466.924	13.84	2,732,942
Non-Qualified VIII	31,880.161	14.09	449,191
Non-Qualified IX	655.258	13.69	8,970
Non-Qualified X	5,302.811	14.10	74,770
Non-Qualified XII	2,952.682	10.09	29,793
Non-Qualified XX	721.724	9.70	7,001
Non-Qualified XXIII	4,491.103	7.66	34,402

	334,270.515		$ 4,682,203

ING Opportunistic Large Cap Value Portfolio - Class S
Contracts in accumulation period:
Non-Qualified XIII	9,510.984	$ 7.38	$ 70,191
Non-Qualified XIV	25,063.501	7.31	183,214
Non-Qualified XV	1,840.572	7.27	13,381
Non-Qualified XVI	1,052.818	7.26	7,643
Non-Qualified XVIII	1,479.434	7.16	10,593

	38,947.309		$ 285,022

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING Russell™ Large Cap Index Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	191.012	$ 6.63	$ 1,266
Non-Qualified V (0.75)	96,189.140	6.65	639,658

	96,380.152		$ 640,924

ING Russell™ Mid Cap Index Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V (0.75)	4,932.142	$ 5.93	29,248

ING Russell™ Small Cap Index Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V (0.75)	5,072.255	$ 6.97	35,354

ING VP Index Plus LargeCap Portfolio - Class I
Currently payable annuity contracts:	1,525,175.592	$6.07 to $12.34	$ 17,687,273
Contracts in accumulation period:
Non-Qualified V	101,252.071	14.04	1,421,579
Non-Qualified V (0.75)	726,462.370	14.93	10,846,083
Non-Qualified VII	551,984.857	13.77	7,600,831
Non-Qualified VIII	193,665.602	13.79	2,670,649
Non-Qualified IX	8,127.960	13.64	110,865
Non-Qualified XII	12,887.423	8.68	111,863
Non-Qualified XIII	1,516,955.370	8.26	12,530,051
Non-Qualified XIV	1,173,295.166	8.00	9,386,361
Non-Qualified XV	578,160.836	7.87	4,550,126
Non-Qualified XVI	915,081.332	6.03	5,517,940
Non-Qualified XVIII	198,589.778	5.80	1,151,821
Non-Qualified XIX	889,354.536	5.88	5,229,405
Non-Qualified XX	88,182.176	9.96	878,294
Non-Qualified XXIII	28,883.501	7.47	215,760

	8,508,058.570		$ 79,908,901

ING VP Index Plus MidCap Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	54,703.634	$ 14.32	$ 783,356
Non-Qualified V (0.75)	444,441.250	15.11	6,715,507
Non-Qualified IX	5,733.470	13.94	79,925
Non-Qualified XII	7,636.275	15.69	119,813
Non-Qualified XX	3,346.065	11.25	37,643
Non-Qualified XXII	293.377	7.08	2,077
Non-Qualified XXIII	11,018.258	6.85	75,475

	527,172.329		$ 7,813,796

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING VP Index Plus SmallCap Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	47,803.173	$ 10.67	$ 510,060
Non-Qualified V (0.75)	236,947.657	11.25	2,665,661
Non-Qualified IX	5,450.892	10.39	56,635
Non-Qualified XII	12,416.339	12.08	149,989
Non-Qualified XX	2,464.659	11.25	27,727
Non-Qualified XXIII	7,500.657	7.28	54,605

	312,583.377		$ 3,464,677

ING VP Small Company Portfolio - Class I
Currently payable annuity contracts:	195,787.490	$9.69 to $19.99	$ 3,850,010
Contracts in accumulation period:
Non-Qualified V	16,287.896	19.83	322,989
Non-Qualified V (0.75)	122,456.890	21.03	2,575,268
Non-Qualified VII	334,611.366	19.47	6,514,883
Non-Qualified VIII	99,966.462	19.82	1,981,335
Non-Qualified IX	1,897.547	19.26	36,547
Non-Qualified X	4,067.461	19.83	80,658
Non-Qualified XII	1,079.102	14.48	15,625
Non-Qualified XIII	400,461.781	14.02	5,614,474
Non-Qualified XIV	357,244.331	13.58	4,851,378
Non-Qualified XV	82,713.775	13.37	1,105,883
Non-Qualified XVI	38,508.287	9.70	373,530
Non-Qualified XVIII	12,111.066	9.34	113,117
Non-Qualified XIX	31,448.726	9.46	297,505
Non-Qualified XX	415.697	12.76	5,304
Non-Qualified XXIII	17,942.715	7.27	130,444

	1,717,000.592		$ 27,868,950

ING VP International Value Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	41,950.634	$ 10.38	$ 435,448
Non-Qualified V (0.75)	274,451.176	10.78	2,958,584
Non-Qualified IX	11,587.717	10.19	118,079
Non-Qualified XII	4,520.699	10.74	48,552
Non-Qualified XX	1,944.192	11.71	22,766
Non-Qualified XXIII	3,516.715	6.66	23,421

	337,971.133		$ 3,606,850

ING VP MidCap Opportunities Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	10,376.127	$ 9.12	$ 94,630
Non-Qualified V (0.75)	40,315.300	9.47	381,786
Non-Qualified XII	446.316	9.44	4,213
Non-Qualified XXIII	2,555.026	6.94	17,732

	53,692.769		$ 498,361

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING VP MidCap Opportunities Portfolio - Class S
Contracts in accumulation period:
Non-Qualified XIII	116,505.872	$ 8.26	$ 962,339
Non-Qualified XIV	121,642.145	8.07	981,652
Non-Qualified XV	48,963.361	7.97	390,238
Non-Qualified XVI	25,073.287	7.94	199,082
Non-Qualified XVIII	2,771.934	7.67	21,261
Non-Qualified XIX	21,352.606	7.76	165,696

	336,309.205		$ 2,720,268

ING VP SmallCap Opportunities Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	5,261.174	$ 6.25	$ 32,882
Non-Qualified V (0.75)	31,737.656	6.49	205,977
Non-Qualified XII	9,679.316	6.46	62,528
Non-Qualified XX	20,179.685	10.89	219,757
Non-Qualified XXIII	168.822	6.97	1,177

	67,026.653		$ 522,321

ING VP SmallCap Opportunities Portfolio - Class S
Contracts in accumulation period:
Non-Qualified XIII	121,747.786	$ 5.98	$ 728,052
Non-Qualified XIV	104,013.408	5.84	607,438
Non-Qualified XV	47,905.438	5.77	276,414
Non-Qualified XVI	19,559.118	5.75	112,465
Non-Qualified XVIII	4,971.449	5.55	27,592
Non-Qualified XIX	22,059.676	5.61	123,755

	320,256.875		$ 1,875,716

ING VP Balanced Portfolio - Class I
Currently payable annuity contracts:	1,139,618.359	$7.72 to $28.83	$ 23,051,976
Contracts in accumulation period:
Non-Qualified V	720,068.994	21.26	15,308,667
Non-Qualified V (0.75)	401,641.949	22.67	9,105,223
Non-Qualified VI	15,688.603	17.99	282,238
Non-Qualified VII	706,146.829	20.52	14,490,133
Non-Qualified VIII	173,274.281	14.74	2,554,063
Non-Qualified IX	9,939.904	20.65	205,259
Non-Qualified X	107,148.113	21.88	2,344,401
Non-Qualified XI	909.668	18.52	16,847
Non-Qualified XII	14,487.686	10.71	155,163
Non-Qualified XIII	577,851.093	10.32	5,963,423
Non-Qualified XIV	484,219.916	10.00	4,842,199
Non-Qualified XV	228,509.876	9.84	2,248,537
Non-Qualified XVI	31,083.813	8.25	256,441
Non-Qualified XVIII	4,275.429	7.94	33,947
Non-Qualified XIX	15,711.999	8.04	126,324
Non-Qualified XXII	4,729.846	8.00	37,839
Non-Qualified XXIII	41,357.274	7.99	330,445

	4,676,663.632		$ 81,353,125

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

ING VP Intermediate Bond Portfolio - Class I
Currently payable annuity contracts:	403,370.013	$10.21 to $75.43	$ 8,938,607
Contracts in accumulation period:
Non-Qualified V	532,303.838	18.75	9,980,697
Non-Qualified V (0.75)	922,893.663	19.99	18,448,644
Non-Qualified VI	5,137.266	17.24	88,566
Non-Qualified VII	731,099.841	18.10	13,232,907
Non-Qualified VIII	181,827.077	15.63	2,841,957
Non-Qualified IX	3,189.826	18.20	58,055
Non-Qualified X	110,037.357	19.07	2,098,412
Non-Qualified XI	797.529	17.54	13,989
Non-Qualified XII	708.419	14.27	10,109
Non-Qualified XIII	997,678.613	13.96	13,927,593
Non-Qualified XIV	1,064,003.690	13.53	14,395,970
Non-Qualified XV	400,492.399	13.31	5,330,554
Non-Qualified XVI	368,611.327	12.74	4,696,108
Non-Qualified XVIII	65,938.191	12.27	809,062
Non-Qualified XIX	439,899.352	12.43	5,467,949
Non-Qualified XX	4,166.489	11.40	47,498
Non-Qualified XXII	1,469.586	9.77	14,358
Non-Qualified XXIII	13,618.422	9.39	127,877

	6,247,242.898		$ 100,528,912

ING VP Money Market Portfolio - Class I
Currently payable annuity contracts:	811,240.214	$11.16 to $12.97	$ 10,499,684
Contracts in accumulation period:
Non-Qualified V	471,161.382	15.40	7,255,885
Non-Qualified V (0.75)	1,593,207.999	16.42	26,160,475
Non-Qualified VI	4,082.706	15.12	61,731
Non-Qualified VII	2,583,176.255	15.03	38,825,139
Non-Qualified VIII	495,337.383	13.79	6,830,703
Non-Qualified IX	9,472.737	14.95	141,617
Non-Qualified X	81,226.625	15.40	1,250,890
Non-Qualified XII	6,519.059	13.27	86,508
Non-Qualified XIII	2,988,798.567	13.02	38,914,157
Non-Qualified XIV	3,116,885.125	12.61	39,303,921
Non-Qualified XV	1,570,347.782	12.41	19,488,016
Non-Qualified XVI	646,485.665	11.34	7,331,147
Non-Qualified XVIII	44,563.523	10.91	486,188
Non-Qualified XIX	927,619.411	11.05	10,250,194
Non-Qualified XX	19,892.270	11.26	223,987
Non-Qualified XXII	196.367	10.78	2,117
Non-Qualified XXIII	26,371.597	10.06	265,298

	15,396,584.667		$ 207,377,657

Janus Aspen Series Balanced Portfolio - Institutional
Shares
Contracts in accumulation period:
Non-Qualified V (0.75)	550.484	$ 28.45	$ 15,661

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

Janus Aspen Series Flexible Bond Portfolio - Institutional
Shares
Contracts in accumulation period:
Non-Qualified V (0.75)	103.408	$ 25.03	2,588

Janus Aspen Series Large Cap Growth Portfolio -
Institutional Shares
Contracts in accumulation period:
Non-Qualified V (0.75)	285.110	$ 14.67	$ 4,183
Non-Qualified IX	96.945	13.36	1,295

	382.055		$ 5,478

Janus Aspen Series Mid Cap Growth Portfolio -
Institutional Shares
Contracts in accumulation period:
Non-Qualified V (0.75)	2.383	$ 18.43	$ 44
Non-Qualified IX	77.141	16.79	1,295

	79.524		$ 1,339

Janus Aspen Series Worldwide Growth Portfolio -
Institutional Shares
Contracts in accumulation period:
Non-Qualified V (0.75)	110.680	$ 15.86	1,755

Lord Abbett Series Fund - Mid-Cap Value Portfolio -
Class VC
Contracts in accumulation period:
Non-Qualified V	51,763.392	$ 8.85	$ 458,106
Non-Qualified V (0.75)	145,109.448	9.19	1,333,556
Non-Qualified IX	12,220.328	8.69	106,195
Non-Qualified XII	841.770	9.15	7,702
Non-Qualified XX	2,703.191	10.69	28,897
Non-Qualified XXIII	9,077.559	7.21	65,449

	221,715.688		$ 1,999,905

Oppenheimer Global Securities/VA
Contracts in accumulation period:
Non-Qualified V (0.75)	3,020.068	$ 15.51	46,841

Oppenheimer Main Street Fund®/VA
Currently payable annuity contracts:	35,237.104	$6.75 to $7.94	$ 254,728

Oppenheimer Main Street Small Cap Fund®/VA
Contracts in accumulation period:
Non-Qualified V	3,575.598	$ 7.98	$ 28,533
Non-Qualified V (0.75)	40,403.950	8.12	328,080
Non-Qualified IX	2,137.138	7.90	16,883
Non-Qualified XX	815.072	8.06	6,569
Non-Qualified XXIII	250.453	6.86	1,718

	47,182.211		$ 381,783

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

Oppenheimer Mid Cap Fund/VA
Currently payable annuity contracts:	5,432.036	$5.50 to $6.88	$ 37,012

PIMCO Real Return Portfolio - Administrative Class
Contracts in accumulation period:
Non-Qualified V	59,703.582	$ 10.85	$ 647,784
Non-Qualified V (0.75)	463,819.981	11.10	5,148,402
Non-Qualified IX	6,951.852	10.72	74,524
Non-Qualified XX	33.315	11.00	366
Non-Qualified XXIII	1,899.399	8.97	17,038

	532,408.129		$ 5,888,114

Pioneer Emerging Markets VCT Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	44,506.507	$ 5.25	$ 233,659
Non-Qualified V (0.75)	136,805.974	5.30	725,072
Non-Qualified IX	58.642	5.23	307
Non-Qualified XII	8,685.611	5.29	45,947
Non-Qualified XX	3,284.939	5.28	17,344
Non-Qualified XXII	279.816	5.28	1,477
Non-Qualified XXIII	1,893.125	5.06	9,579

	195,514.614		$ 1,033,385

Pioneer High Yield VCT Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	12,718.570	$ 7.66	$ 97,424
Non-Qualified V (0.75)	24,501.292	7.84	192,090
Non-Qualified IX	2,027.610	7.57	15,349
Non-Qualified XXIII	520.857	6.71	3,495

	39,768.329		$ 308,358

Wanger International
Contracts in accumulation period:
Non-Qualified V	10,309.730	$ 5.63	$ 58,044
Non-Qualified V (0.75)	51,352.914	5.68	291,685
Non-Qualified XII	1,594.780	5.67	9,042
Non-Qualified XX	7,910.277	5.66	44,772
Non-Qualified XXIII	422.655	6.29	2,659

	71,590.356		$ 406,202

Wanger Select
Contracts in accumulation period:
Non-Qualified V	29,377.548	$ 8.00	$ 235,020
Non-Qualified V (0.75)	180,057.103	8.19	1,474,668
Non-Qualified IX	1,503.503	7.90	11,878
Non-Qualified XX	702.984	8.11	5,701
Non-Qualified XXIII	803.843	5.73	4,606

	212,444.981		$ 1,731,873

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value

Wanger USA
Contracts in accumulation period:
Non-Qualified V	2,754.812	$ 8.40	$ 23,140
Non-Qualified V (0.75)	23,345.923	8.60	200,775
Non-Qualified IX	649.234	8.30	5,389
Non-Qualified XXIII	249.770	6.69	1,671

	26,999.739		$ 230,975

Non-Qualified 1964

Individual Contracts issued from December 1, 1964 to March 14, 1967.

Non-Qualified V

Certain AetnaPlus Contracts issued in connection with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified Contracts.

Non-Qualified V (0.75)

Subset of Non-Qualified V Contracts having a mortality and expense charge of 0.75%

Non-Qualified VI

Certain existing Contracts that were converted to ACES, an administrative system
(previously valued under Non-Qualified I).

Non-Qualified VII

Certain individual and group Contracts issued as non-qualified deferred annuity contracts or Individual retirement annuity Contracts issued since May 4, 1994.

Non-Qualified VIII

Certain individual retirement annuity Contracts issued since May 1, 1998.

Non-Qualified IX

Group Aetna Plus Contracts assessing an administrative expense charge effective April 7,
1997 issued in connection with deferred compensation plans.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Non-Qualified X

Group AetnaPlus contracts containing contractual limits on fees, issued in connection with deferred compensation plans and as individual non-qualified Contracts, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XI

Certain Contracts, previously valued under Non-Qualified VI, containing contractual limits on fees, resulting in reduced daily charges for certain funding options effective
May 29, 1997.

Non-Qualified XII

Certain individual retirement annuity contracts issued since March 1999.

Non-Qualified XIII

Certain individual retirement annuity Contracts issued since October 1, 1998.

Non-Qualified XIV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XVI

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XVIII

Certain individual retirement annuity Contracts issued since September 2000.

Non-Qualified XIX

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XX

Certain deferred compensation Contracts issued since December 2002.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Non-Qualified XXII

Certain AetnaPlus Contracts issued in conjunction with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified contracts having a mortality and expense charge of 0.90% .

Non-Qualified XXIII

Certain contracts issued in connection with deferred compensation plans since July 2008 and having mortality and expense charge of 0.70% .

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, follows:

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

AIM V.I. Capital Appreciation Fund - Series I
Shares
2008	76	$6.38	to	$8.13	$523	-	0.70%	to	1.50%	-43.39%	to	-42.94%
2007	77	$11.27	to	$14.32	$929	-	0.75%	to	1.50%	10.38%	to	11.18%
2006	99	$10.21	to	$12.95	$1,077	0.08%	0.75%	to	1.50%	4.94%	to	5.56%
2005	44	$9.92	to	$10.25	$448	-	0.75%	to	1.25%	7.59%	to	8.01%
2004	1,652	$5.69	to	$9.99	$15,172	-	0.75%	to	1.90%	4.60%	to	5.80%
AIM V.I. Core Equity Fund - Series I Shares
2008	135	$7.16	to	$11.44	$1,084	2.41%	0.70%	to	1.50%	-31.15%	to	-30.63%
2007	132	$10.40	to	$16.53	$1,492	1.16%	0.75%	to	1.50%	6.45%	to	7.25%
2006	154	$9.77	to	$13.27	$1,623	0.72%	0.75%	to	1.50%	15.08%	to	15.90%
2005	101	$8.49	to	$8.93	$893	0.08%	0.75%	to	1.50%	3.66%	to	4.46%
2004	2,909	$6.71	to	$12.80	$31,830	0.91%	0.75%	to	2.25%	6.85%	to	8.23%
Calvert Social Balanced Portfolio
2008	100	$7.49	to	$17.89	$1,172	2.65%	0.70%	to	1.40%	-32.28%	to	-31.82%
2007	103	$13.66	to	$26.24	$1,766	2.22%	0.75%	to	1.40%	1.34%	to	1.98%
2006	130	$13.48	to	$25.73	$2,101	2.00%	0.75%	to	1.40%	7.24%	to	7.97%
2005	153	$12.57	to	$23.83	$2,190	1.77%	0.75%	to	1.40%	4.14%	to	4.84%
2004	166	$12.07	to	$22.73	$2,229	1.66%	0.75%	to	1.40%	6.81%	to	7.47%
Federated American Leaders Fund II - Primary
Shares
2008	500	$12.77	to	$17.90	$8,770	1.93%	1.25%	to	1.40%	-34.72%	to	-34.60%
2007	649	$19.53	to	$27.37	$17,444	1.57%	1.25%	to	1.40%	-10.94%	to	-10.82%
2006	822	$21.90	to	$30.69	$24,783	1.52%	1.25%	to	1.40%	15.20%	to	15.38%
2005	1,104	$18.98	to	$26.19	$28,971	1.66%	1.25%	to	1.40%	3.56%	to	3.72%
2004	1,665	$18.30	to	$25.29	$42,192	1.46%	1.25%	to	1.40%	8.22%	to	8.41%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

Federated Capital Income Fund II
2008	112	$11.19	to	$13.57	$1,491	6.21%	1.25%	to	1.40%	-21.49%	to	-21.38%
2007	150	$14.24	to	$17.26	$2,537	5.27%	1.25%	to	1.40%	2.54%	to	2.74%
2006	184	$13.86	to	$16.80	$3,039	5.95%	1.25%	to	1.40%	14.09%	to	14.21%
2005	232	$12.14	to	$14.48	$3,367	5.79%	1.25%	to	1.40%	4.78%	to	5.02%
2004	373	$11.56	to	$13.82	$5,170	4.59%	1.25%	to	1.40%	8.39%	to	8.54%
Federated Equity Income Fund II
2008	205	$10.10	to	$11.72	$2,394	3.90%	1.25%	to	1.40%	-31.42%	to	-31.34%
2007	275	$14.71	to	$17.09	$4,689	3.05%	1.25%	to	1.40%	0.65%	to	0.75%
2006	366	$14.60	to	$16.98	$6,196	2.25%	1.25%	to	1.40%	21.37%	to	21.67%
2005	473		$13.99		$6,708	2.27%		1.40%			1.89%
2004	654		$13.73		$9,093	2.05%	1.25%	to	1.40%	11.26%
Federated Fund for U.S. Government Securities II
2008	109		$17.62		$1,916	5.00%		1.40%			2.86%
2007	124		$17.13		$2,125	4.43%		1.40%			4.77%
2006	146		$16.35		$2,385	4.88%		1.40%			2.70%
2005	259		$15.92		$4,124	4.54%		1.40%			0.57%
2004	407		$15.83		$6,444	5.03%	1.25%	to	1.40%		2.19%
Federated High Income Bond Fund II - Primary
Shares
2008	240	$14.56	to	$14.86	$3,488	10.54%	1.25%	to	1.40%	-27.05%	to	-26.91%
2007	280	$19.96	to	$20.33	$5,582	8.28%	1.25%	to	1.40%	1.99%	to	2.11%
2006	333	$19.57	to	$19.91	$6,523	8.64%	1.25%	to	1.40%	9.27%	to	9.46%
2005	413		$17.91		$7,437	9.23%		1.40%			1.19%
2004	666	$15.13	to	$17.70	$11,845	7.82%	1.25%	to	1.40%	8.92%	to	9.08%
Federated International Equity Fund II
2008	120	$10.79	to	$11.80	$1,384	0.65%	1.25%	to	1.40%	-46.51%	to	-46.37%
2007	164	$20.12	to	$22.01	$3,549	0.19%	1.25%	to	1.40%	8.05%	to	8.17%
2006	192	$18.60	to	$20.35	$3,845	0.21%	1.25%	to	1.40%	17.23%	to	17.43%
2005	252	$15.85	to	$17.06	$4,318	-	1.25%	to	1.40%	7.50%	to	7.75%
2004	367	$14.71	to	$15.87	$5,865	-	1.25%	to	1.40%	12.47%	to	12.63%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

Federated Mid Cap Growth Strategies Fund II
2008	154		$16.47		$2,540	-		1.40%		-44.30%
2007	207		$29.57		$6,114	-		1.40%		16.37%
2006	253		$25.41		$6,433	-		1.40%			6.72%
2005	358		$23.81		$8,518	-		1.40%		11.11%
2004	489		$21.43		$10,473	-		1.40%		13.81%
Federated Prime Money Fund II
2008	128		$13.66		$1,747	2.68%		1.40%			1.11%
2007	142		$13.51		$1,915	4.73%		1.40%			3.45%
2006	161		$13.06		$2,102	4.36%		1.40%			3.08%
2005	197		$12.67		$2,500	2.40%		1.40%			1.28%
2004	266		$12.51		$3,326	0.78%		1.40%		-0.64%
Fidelity® VIP Equity-Income Portfolio - Initial
Class
2008	5,003	$6.88	to	$17.76	$61,149	2.21%	0.70%	to	1.90%	-43.73%	to -43.06%
2007	6,848	$13.79	to	$31.42	$144,175	1.66%	0.75%	to	1.90%	-0.43%	to 75.00%
2006	9,118	$13.85	to	$31.39	$187,746	3.26%	0.75%	to	1.90%	17.97%	to 19.32%
2005	11,050	$11.74	to	$26.48	$191,800	1.68%	0.75%	to	1.90%	3.80%	to 5.06%
2004	12,953	$11.31	to	$25.37	$218,459	1.49%	0.75%	to	1.90%	9.49%	to 10.71%
Fidelity® VIP Growth Portfolio - Initial Class
2008	627	$6.28	to	$13.22	$7,951	0.81%	0.70%	to	1.50%	-47.95%	to -47.56%
2007	696	$15.18	to	$25.21	$16,955	0.80%	0.75%	to	1.50%	25.09%	to 25.99%
2006	728	$12.05	to	$20.01	$14,214	0.65%	0.75%	to	1.50%	5.24%	to 6.10%
2005	6,697	$6.49	to	$24.43	$90,041	0.51%	0.75%	to	1.90%	3.84%	to 5.01%
2004	8,483	$6.25	to	$23.41	$109,798	0.28%	0.75%	to	1.90%	1.30%	to 2.57%
Fidelity® VIP High Income Portfolio - Initial
Class
2008	8	$7.93	to	$9.16	$69	9.30%	0.80%	to	1.25%	-25.96%	to -25.59%
2007	8	$10.71	to	$12.31	$103	5.52%	0.80%	to	1.25%		1.52%
2006	20	$10.55	to	$12.08	$223	0.24%	0.80%	to	1.25%	9.78%	to 10.42%
2005	3,628	$8.87	to	$13.08	$39,781	14.63%	0.95%	to	1.90%	0.70%	to 1.77%
2004	4,370	$8.76	to	$12.92	$47,964	8.75%	0.80%	to	2.25%	7.54%	to 8.54%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

Fidelity® VIP Overseas Portfolio - Initial Class
2008	334	$6.59	to	$14.20	$4,584	2.41%	0.70%	to	1.50%	-44.65%	to	-44.23%
2007	409	$17.69	to	$25.46	$10,176	3.36%	0.75%	to	1.50%	15.53%	to	16.42%
2006	399	$15.20	to	$21.87	$8,523	1.26%	0.75%	to	1.50%	16.34%	to	17.20%
2005	808	$12.98	to	$19.38	$15,059	0.62%	0.75%	to	1.50%	17.27%	to	18.18%
2004	986	$10.99	to	$16.51	$15,669	1.18%	0.75%	to	1.50%	11.93%	to	12.79%
Fidelity® VIP Contrafund® Portfolio - Initial Class
2008	6,970	$6.89	to	$22.97	$109,547	0.91%	0.70%	to	1.90%	-43.57%	to	-42.94%
2007	9,132	$12.72	to	$40.52	$241,923	0.86%	0.75%	to	1.90%	15.37%	to	16.73%
2006	11,979	$10.91	to	$34.95	$267,443	1.27%	0.75%	to	1.90%	9.56%	to	10.88%
2005	14,205	$11.82	to	$31.73	$286,196	0.28%	0.75%	to	1.90%	14.76%	to	16.07%
2004	13,694	$10.30	to	$27.52	$243,399	0.31%	0.75%	to	1.90%	13.19%	to	14.61%
Fidelity® VIP Index 500 Portfolio - Initial Class
2008	1,317	$14.27	to	$16.88	$21,722	2.06%	1.25%	to	1.40%	-37.87%	to	-37.77%
2007	1,559	$22.93	to	$27.17	$41,388	3.60%	1.25%	to	1.40%	3.98%	to	4.09%
2006	1,948	$22.03	to	$26.13	$49,643	1.82%	1.25%	to	1.40%	14.10%	to	14.32%
2005	2,538	$19.27	to	$22.90	$56,445	1.88%	1.25%	to	1.40%	3.34%	to	3.49%
2004	3,269	$18.62	to	$22.16	$70,298	1.34%	1.25%	to	1.40%	9.11%	to	9.21%
Fidelity® VIP Investment Grade Bond Portfolio -
Initial Class
2008	52		$16.84		$876	4.19%		1.40%		-4.64%
2007	61		$17.66		$1,079	4.37%		1.40%			2.91%
2006	71		$17.16		$1,210	4.63%		1.40%			2.88%
2005	105	$16.40	to	$16.68	$1,759	3.82%	1.25%	to	1.40%	0.79%	to	0.92%
2004	118	$16.25	to	$16.55	$1,958	4.38%	1.25%	to	1.40%	2.99%	to	3.11%
Franklin Small Cap Value Securities Fund - Class 2
2008	230	$7.04	to	$12.08	$2,729	1.32%	0.70%	to	1.50%	-34.01%	to	-33.52%
2007	236	$17.32	to	$18.17	$4,263	0.74%	0.75%	to	1.50%	-3.83%	to	-3.14%
2006	267	$18.01	to	$18.76	$4,969	0.65%	0.75%	to	1.50%	15.30%	to	16.09%
2005	278	$15.62	to	$16.16	$4,461	0.61%	0.75%	to	1.50%	7.13%	to	8.02%
2004	294	$14.58	to	$14.96	$4,384	0.04%	0.75%	to	1.50%	22.18%	to	22.82%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING AllianceBernstein Mid Cap Growth Portfolio -
Service Class
2008	9	$7.19	to	$7.40	$64	-	0.75%	to	1.50%	-47.25%	to	-46.76%
2007	13	$13.63	to	$13.90	$183	-	0.75%	to	1.50%	9.21%	to	9.97%
2006	46	$12.48	to	$12.64	$577	-	0.75%	to	1.50%	0.24%	to	1.04%
2005	16	$12.45	to	$12.51	$201	(b)	0.75%	to	1.50%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING American Funds Growth Portfolio
2008	1,593	$7.67	to	$7.98	$12,540	0.80%	0.95%	to	1.90%	-45.33%	to	-44.81%
2007	1,968	$14.03	to	$14.46	$28,095	0.26%	0.95%	to	1.90%	5.55%	to	10.72%
2006	2,461	$12.80	to	$13.33	$31,969	0.17%	0.95%	to	1.90%	7.65%	to	8.56%
2005	1,596	$11.89	to	$12.03	$20,435	-	0.95%	to	1.90%	13.35%	to	14.57%
2004	169	$10.49	to	$10.50	$1,774	(a)	0.95%	to	1.90%		(a)
ING American Funds Growth-Income Portfolio
2008	1,488	$7.48	to	$7.78	$11,419	1.40%	0.95%	to	1.90%	-41.41%	to	-38.79%
2007	1,948	$12.33	to	$12.92	$24,551	0.99%	0.95%	to	1.90%	2.49%	to	3.50%
2006	2,517	$12.03	to	$12.53	$30,744	0.73%	0.95%	to	1.90%	12.43%	to	13.49%
2005	1,896	$10.70	to	$10.82	$22,150	0.42%	0.95%	to	1.90%	3.28%	to	4.34%
2004	208	$10.36	to	$10.37	$2,347	(a)	0.95%	to	1.90%		(a)
ING American Funds International Portfolio
2008	1,357	$9.65	to	$10.04	$13,434	1.78%	0.95%	to	1.90%	-45.38%	to	-43.02%
2007	1,687	$17.09	to	$17.87	$29,453	0.89%	0.95%	to	1.90%	17.14%	to	18.33%
2006	2,095	$14.59	to	$15.16	$30,978	0.86%	0.95%	to	1.90%	16.07%	to	17.15%
2005	2,168	$12.57	to	$12.71	$27,749	0.53%	0.95%	to	1.90%	18.70%	to	19.79%
2004	856	$10.59	to	$10.61	$9,074	(a)	0.95%	to	1.90%		(a)
ING BlackRock Large Cap Growth Portfolio -
Institutional Class
2008	3,602	$5.83	to	$7.15	$21,426	0.20%	0.70%	to	1.90%	-40.14%	to	-39.43%
2007	4,435	$9.74	to	$10.45	$43,667	(d)	0.75%	to	1.90%		(d)
2006	(d)		(d)		(d)	(d)		(d)			(d)
2005	(d)		(d)		(d)	(d)		(d)			(d)
2004	(d)		(d)		(d)	(d)		(d)			(d)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING Evergreen Health Sciences Portfolio - Service
Class
2008	69	$9.52	to	$9.69	$666	0.16%	0.75%	to	1.25%	-29.53%	to -29.22%
2007	41	$13.51	to	$13.69	$556	0.18%	0.75%	to	1.25%	7.22%	to 7.71%
2006	44	$12.60	to	$12.71	$562	-	0.75%	to	1.25%	12.40%	to 13.08%
2005	45	$11.21	to	$11.24	$505	(b)	0.75%	to	1.25%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING Evergreen Omega Portfolio - Institutional Class
2008	773	$8.40	to	$9.51	$6,965	0.51%	0.95%	to	1.90%	-28.73%	to -28.01%
2007	947	$11.72	to	$13.21	$11,913	0.33%	0.95%	to	1.90%	9.80%	to 10.82%
2006	1,258	$10.62	to	$11.92	$14,399	-	0.95%	to	1.90%	3.90%	to 4.93%
2005	1,492	$10.17	to	$11.36	$17,454	(b)	0.95%	to	1.90%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING FMRSM Diversified Mid Cap Portfolio -
Institutional Class
2008	2,013	$6.62	to	$6.79	$13,578	1.14%	0.95%	to	1.90%	-40.14%	to -39.59%
2007	2,569	$11.06	to	$11.27	$28,743	0.26%	0.95%	to	1.90%	12.63%	to 13.65%
2006	2,932	$9.82	to	$9.94	$28,943	(c)	0.95%	to	1.90%		(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
2004	(c)		(c)		(c)	(c)		(c)			(c)
ING FMRSM Diversified Mid Cap Portfolio -
Service Class
2008	91	$8.80	to	$9.04	$815	0.77%	0.75%	to	1.50%	-40.05%	to -39.61%
2007	84	$14.68	to	$14.97	$1,256	0.07%	0.75%	to	1.50%	12.84%	to 13.58%
2006	125	$13.01	to	$13.18	$1,644	-	0.75%	to	1.50%	10.58%	to 11.13%
2005	30	$11.82	to	$11.86	$356	(b)	0.75%	to	1.25%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING Franklin Income Portfolio - Service Class
2008	450	$7.61	to	$7.81	$3,482	3.07%	0.95%	to	1.90%	-30.57%	to -29.89%
2007	628	$10.96	to	$11.14	$6,948	1.10%	0.95%	to	1.90%	0.64%	to 1.64%
2006	395	$10.89	to	$10.96	$4,316	(c)	0.95%	to	1.90%		(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
2004	(c)		(c)		(c)	(c)		(c)			(c)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

					Investment
	Units*	Unit Fair Value		Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)		(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING Franklin Mutual Shares Portfolio - Service
Class
2008	258	$7.23 to	$7.35	$1,885	3.00%	0.95%	to	1.90%	-38.99%	to -38.34%
2007	307	$11.85 to	$11.92	$3,654	(d)	0.95%	to	1.90%		(d)
2006	(d)	(d)		(d)	(d)		(d)			(d)
2005	(d)	(d)		(d)	(d)		(d)			(d)
2004	(d)	(d)		(d)	(d)		(d)			(d)
ING Global Real Estate Portfolio - Institutional
Class
2008	162	$6.69 to	$6.71	$1,087	(e)	0.75%	to	1.50%		(e)
2007	(e)	(e)		(e)	(e)		(e)			(e)
2006	(e)	(e)		(e)	(e)		(e)			(e)
2005	(e)	(e)		(e)	(e)		(e)			(e)
2004	(e)	(e)		(e)	(e)		(e)			(e)
ING Global Real Estate Portfolio - Service Class
2008	124	$7.11 to	$7.30	$902	-	0.95%	to	1.90%	-42.43%	to -41.83%
2007	192	$12.35 to	$12.55	$2,393	3.72%	0.95%	to	1.90%	-9.06%	to -8.19%
2006	148	$13.58 to	$13.67	$2,017	(c)	0.95%	to	1.90%		(c)
2005	(c)	(c)		(c)	(c)		(c)			(c)
2004	(c)	(c)		(c)	(c)		(c)			(c)
ING Global Resources Portfolio - Service Class
2008	791	$6.20 to	$8.25	$6,198	2.14%	0.70%	to	1.90%	-42.07%	to -41.43%
2007	827	$12.93 to	$14.18	$11,102	0.02%	0.75%	to	1.90%	30.74%	to 31.93%
2006	162	$9.89 to	$9.96	$1,610	(c)	0.95%	to	1.90%		(c)
2005	(c)	(c)		(c)	(c)		(c)			(c)
2004	(c)	(c)		(c)	(c)		(c)			(c)
ING Janus Contrarian Portfolio - Service Class
2008	26	$5.33 to	$5.35	$139	(e)	0.75%	to	1.25%		(e)
2007	(e)	(e)		(e)	(e)		(e)			(e)
2006	(e)	(e)		(e)	(e)		(e)			(e)
2005	(e)	(e)		(e)	(e)		(e)			(e)
2004	(e)	(e)		(e)	(e)		(e)			(e)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING JPMorgan Emerging Markets Equity
Portfolio - Institutional Class
2008	378	$7.40	to	$9.76	$3,328	2.42%	0.95%	to	1.90%	-52.10%	to -51.59%
2007	548	$15.45	to	$20.23	$9,890	1.13%	0.95%	to	1.90%	36.12%	to 37.48%
2006	319	$11.35	to	$14.76	$4,487	0.62%	0.95%	to	1.90%	34.28%	to 34.55%
2005	110		$10.97		$1,210	(b)	1.25%	to	1.40%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING JPMorgan Emerging Markets Equity
Portfolio - Service Class
2008	349	$5.87	to	$12.05	$4,184	2.52%	0.70%	to	1.50%	-52.01%	to -51.65%
2007	415	$24.42	to	$24.92	$10,312	0.96%	0.75%	to	1.50%	36.42%	to 37.45%
2006	349	$17.90	to	$18.13	$6,325	0.56%	0.75%	to	1.50%	33.78%	to 34.80%
2005	195	$13.38	to	$13.45	$2,620	(b)	0.75%	to	1.50%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING JPMorgan Small Cap Core Equity Portfolio -
Institutional Class
2008	215	$8.69	to	$9.00	$1,919	0.72%	0.95%	to	1.90%	-30.98%	to -30.34%
2007	327	$12.59	to	$12.92	$4,187	0.32%	0.95%	to	1.90%	-3.45%	to -2.49%
2006	524	$13.04	to	$13.25	$6,901	0.08%	0.95%	to	1.90%	14.79%	to 15.82%
2005	803	$11.36	to	$11.44	$9,171	(b)	0.95%	to	1.90%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING JPMorgan Small Cap Core Equity Portfolio -
Service Class
2008	11	$7.37	to	$8.90	$102	0.81%	0.70%	to	1.25%	-30.80%	to -30.47%
2007	11	$12.63	to	$12.80	$145	0.40%	0.75%	to	1.25%	-2.92%	to -2.44%
2006	27	$13.01	to	$13.12	$358	-	0.75%	to	1.25%	15.80%
2005	1		$11.33		$16	(b)		0.75%			(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING JPMorgan Value Opportunities Portfolio -
Institutional Class
2008	1,418	$7.26	to	$7.52	$10,576	3.31%	0.95%	to	1.90%	-40.49%	to -39.89%
2007	2,233	$12.20	to	$12.51	$27,694	1.55%	0.95%	to	1.90%	-2.79%	to -1.96%
2006	3,256	$12.55	to	$12.76	$41,313	0.72%	0.95%	to	1.90%	18.17%	to 19.36%
2005	4,224	$10.62	to	$10.69	$45,057	(b)	0.95%	to	1.90%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING JPMorgan Value Opportunities Portfolio -
Service Class
2008	195	$7.32	to	$7.36	$1,426	2.96%	1.25%	to	1.40%	-40.34%	to	-40.26%
2007	236	$12.27	to	$12.32	$2,897	1.30%	1.25%	to	1.40%	-2.54%	to	-2.38%
2006	281	$12.59	to	$12.62	$3,543	0.35%	1.25%	to	1.40%	18.33%	to	18.50%
2005	300	$10.64	to	$10.65	$3,197	(b)	1.25%	to	1.40%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING Julius Baer Foreign Portfolio - Service Class
2008	802	$6.60	to	$11.13	$7,156	-	0.70%	to	1.90%	-44.69%	to	-44.04%
2007	1,022	$12.33	to	$19.89	$15,744	0.09%	0.75%	to	1.90%	14.27%	to	15.57%
2006	1,083	$10.79	to	$17.21	$13,881	-	0.75%	to	1.90%	27.57%	to	28.24%
2005	163	$13.31	to	$13.42	$2,191	0.08%	0.75%	to	1.25%	14.51%
2004	21		$11.72		$242	(a)		0.75%			(a)
ING Legg Mason Value Portfolio - Institutional
Class
2008	1,409	$4.83	to	$5.10	$7,015	0.27%	0.95%	to	1.90%	-56.29%	to	-53.38%
2007	1,895	$10.94	to	$11.39	$21,314	-	0.95%	to	1.90%	-12.20%	to	-6.64%
2006	2,636	$11.95	to	$12.46	$31,996	-	0.95%	to	1.90%	4.73%	to	5.81%
2005	3,079	$11.41	to	$11.53	$37,805	-	0.95%	to	1.90%	4.20%	to	5.20%
2004	80	$10.95	to	$10.96	$882	(a)	0.95%	to	1.90%		(a)
ING Legg Mason Value Portfolio - Service Class
2008	32	$4.93	to	$5.02	$162	-	0.75%	to	1.25%	-56.02%	to	-55.81%
2007	38	$11.21	to	$11.36	$434	-	0.75%	to	1.25%	-7.20%	to	-6.73%
2006	47	$12.08	to	$12.18	$571	-	0.75%	to	1.25%	5.23%	to	5.73%
2005	64	$11.46	to	$11.52	$731	(b)	0.75%	to	1.50%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING LifeStyle Aggressive Growth Portfolio -
Service Class
2008	148	$7.07	to	$7.30	$1,068	1.65%	0.95%	to	1.90%	-42.89%	to	-42.34%
2007	175	$12.38	to	$12.66	$2,201	0.93%	0.95%	to	1.90%	1.39%	to	2.26%
2006	101	$12.25	to	$12.38	$1,239	0.10%	0.95%	to	1.75%	16.11%	to	17.01%
2005	50	$10.55	to	$10.58	$532	(b)	0.95%	to	1.75%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING LifeStyle Growth Portfolio - Service Class
2008	623	$7.49	to	$7.74	$4,777	1.60%	0.95%	to	1.90%	-37.84%	to	-37.23%
2007	671	$12.05	to	$12.33	$8,193	1.04%	0.95%	to	1.90%	1.86%	to	2.92%
2006	738	$11.83	to	$11.98	$8,785	0.58%	0.95%	to	1.90%	13.31%	to	14.31%
2005	220	$10.44	to	$10.48	$2,302	(b)	0.95%	to	1.90%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING LifeStyle Moderate Growth Portfolio -
Service Class
2008	864	$7.91	to	$8.17	$6,997	1.86%	0.95%	to	1.90%	-32.91%	to	-32.26%
2007	1,236	$11.79	to	$12.06	$14,773	1.29%	0.95%	to	1.90%	2.70%	to	3.70%
2006	1,194	$11.48	to	$11.63	$13,815	1.02%	0.95%	to	1.90%	11.24%	to	12.37%
2005	333	$10.32	to	$10.35	$3,437	(b)	0.95%	to	1.90%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING LifeStyle Moderate Portfolio - Service Class
2008	856	$8.37	to	$8.65	$7,314	1.86%	0.95%	to	1.90%	-27.41%	to	-26.63%
2007	1,051	$11.53	to	$11.79	$12,276	1.67%	0.95%	to	1.90%	3.04%	to	3.97%
2006	924	$11.19	to	$11.34	$10,417	1.26%	0.95%	to	1.90%	9.28%	to	10.42%
2005	383	$10.24	to	$10.27	$3,932	(b)	0.95%	to	1.90%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING Lord Abbett Affiliated Portfolio - Institutional
Class
2008	568	$6.94	to	$7.65	$4,020	3.22%	0.70%	to	1.50%	-37.31%	to	-36.84%
2007	628	$11.07	to	$11.21	$7,030	0.06%	0.75%	to	1.50%	3.06%	to	3.51%
2006	4	$10.79	to	$10.83	$45	(c)	0.75%	to	1.25%		(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
2004	(c)		(c)		(c)	(c)		(c)			(c)
ING Lord Abbett Affiliated Portfolio - Service Class
2008	66	$6.86	to	$7.01	$458	2.41%	0.95%	to	1.75%	-37.75%	to	-37.24%
2007	86	$11.02	to	$11.17	$955	1.58%	0.95%	to	1.75%	2.32%	to	3.23%
2006	99	$10.75	to	$10.82	$1,071	(c)	0.95%	to	1.90%		(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
2004	(c)		(c)		(c)	(c)		(c)			(c)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING Marsico Growth Portfolio - Service Class
2008	173	$6.61	to	$7.99	$1,285	0.58%	0.70%	to	1.75%	-41.40%	to	-40.73%
2007	171	$11.25	to	$13.48	$2,142	-	0.75%	to	1.90%	11.94%	to	13.28%
2006	83	$10.05	to	$11.90	$918	-	0.75%	to	1.90%	3.60%	to	4.20%
2005	18	$11.39	to	$11.42	$210	(b)	0.75%	to	1.25%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING Marsico International Opportunities Portfolio -
Service Class
2008	627	$6.02	to	$9.21	$5,138	1.03%	0.70%	to	1.90%	-50.48%	to	-49.86%
2007	822	$12.70	to	$18.37	$13,733	1.00%	0.75%	to	1.90%	18.26%	to	19.67%
2006	952	$10.69	to	$15.35	$13,618	0.03%	0.75%	to	1.90%	21.75%	to	23.10%
2005	677	$12.37	to	$12.47	$8,410	(b)	0.75%	to	1.90%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING MFS Total Return Portfolio - Institutional
Class
2008	5,335	$8.93	to	$9.25	$48,840	5.92%	0.95%	to	1.90%	-23.61%	to	-22.92%
2007	7,812	$11.69	to	$12.00	$92,899	3.07%	0.95%	to	1.90%	2.27%	to	3.27%
2006	10,701	$11.43	to	$11.62	$123,605	2.62%	0.95%	to	1.90%	10.01%	to	11.09%
2005	13,910	$10.39	to	$10.46	$145,082	(b)	0.95%	to	1.90%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING MFS Total Return Portfolio - Service Class
2008	103	$8.43	to	$11.28	$1,153	6.12%	0.70%	to	1.50%	-23.51%	to	-22.90%
2007	111	$14.29	to	$14.72	$1,623	2.99%	0.75%	to	1.50%	2.44%	to	3.25%
2006	118	$13.92	to	$14.37	$1,658	2.36%	0.75%	to	1.50%	10.28%	to	11.07%
2005	187	$12.59	to	$13.03	$2,374	2.65%	0.75%	to	1.50%	1.40%	to	2.16%
2004	154	$12.39	to	$12.85	$1,922	2.76%	0.75%	to	1.50%	9.74%	to	10.24%
ING MFS Utilities Portfolio - Service Class
2008	187	$6.96	to	$11.62	$2,161	3.26%	0.70%	to	1.50%	-38.65%	to	-38.16%
2007	219	$18.42	to	$18.79	$4,096	0.87%	0.75%	to	1.50%	25.48%	to	26.45%
2006	81	$14.68	to	$14.86	$1,201	0.06%	0.75%	to	1.50%	28.88%	to	29.78%
2005	41	$11.39	to	$11.45	$469	(b)	0.75%	to	1.50%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING Oppenheimer Main Street Portfolio® -
Institutional Class
2008	187	$6.90	to	$7.97	$1,448	3.01%	0.95%	to	2.25%	-39.95%	to	-39.11%
2007	234	$11.49	to	$13.09	$3,002	1.21%	0.95%	to	2.25%	2.57%	to	3.56%
2006	246	$12.19	to	$12.64	$3,092	1.44%	0.95%	to	1.90%	13.09%	to	14.08%
2005	140	$11.00	to	$11.08	$1,589	(b)	0.95%	to	1.90%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING Oppenheimer Main Street Portfolio® -
Service Class
2008	14	$7.77	to	$7.91	$112	4.23%	0.75%	to	1.25%	-39.44%	to	-39.15%
2007	6	$12.83	to	$13.00	$77	1.63%	0.75%	to	1.25%		3.42%
2006	13		$12.57		$168	0.38%		0.75%		14.07%
2005	2		$11.02		$27	(b)		0.75%			(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING PIMCO High Yield Portfolio - Service Class
2008	199	$8.00	to	$8.93	$1,748	8.39%	0.70%	to	1.40%	-23.67%	to	-23.08%
2007	248	$10.75	to	$11.61	$2,850	6.50%	0.75%	to	1.40%	1.42%	to	2.11%
2006	346	$10.55	to	$11.37	$3,918	6.45%	0.75%	to	1.50%	7.42%	to	8.08%
2005	284	$10.48	to	$10.54	$2,987	(b)	0.75%	to	1.40%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING Pioneer Equity Income Portfolio - Institutional
Class
2008	592	$6.25	to	$7.70	$3,765	2.84%	0.70%	to	1.50%	-31.09%	to	-30.69%
2007	686	$9.07	to	$9.19	$6,290	(d)	0.75%	to	1.50%		(d)
2006	(d)		(d)		(d)	(d)		(d)			(d)
2005	(d)		(d)		(d)	(d)		(d)			(d)
2004	(d)		(d)		(d)	(d)		(d)			(d)
ING Pioneer Fund Portfolio - Institutional Class
2008	1,190	$7.26	to	$8.64	$10,140	3.23%	0.75%	to	2.25%	-36.00%	to	-34.98%
2007	1,663	$11.18	to	$13.33	$21,812	1.25%	0.75%	to	2.25%	2.97%	to	4.52%
2006	2,078	$10.78	to	$12.77	$26,316	-	0.75%	to	2.25%	14.47%	to	15.88%
2005	2,096	$10.95	to	$11.02	$27,255	(b)	0.95%	to	1.90%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING Pioneer Mid Cap Value Portfolio -
Institutional Class
2008	328	$7.28	to	$7.46	$2,428	2.07%	0.70%	to	1.50%	-33.94%	to	-33.42%
2007	337	$11.02	to	$11.16	$3,758	0.11%	0.75%	to	1.50%		4.99%
2006	3		$10.63		$36	(c)		0.75%			(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
2004	(c)		(c)		(c)	(c)		(c)			(c)
ING Pioneer Mid Cap Value Portfolio - Service
Class
2008	96	$7.14	to	$7.32	$700	1.54%	0.95%	to	1.90%	-34.38%	to	-33.76%
2007	113	$10.88	to	$11.05	$1,247	0.88%	0.95%	to	1.90%	3.61%	to	4.44%
2006	33	$10.52	to	$10.58	$344	(c)	0.95%	to	1.75%		(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
2004	(c)		(c)		(c)	(c)		(c)			(c)
ING T. Rowe Price Capital Appreciation Portfolio -
Service Class
2008	861	$7.59	to	$9.30	$7,963	4.70%	0.70%	to	1.50%	-28.63%	to	-28.07%
2007	700	$12.68	to	$12.93	$9,010	1.88%	0.75%	to	1.50%	2.84%	to	3.61%
2006	466	$12.33	to	$12.48	$5,804	1.29%	0.75%	to	1.50%	13.27%	to	13.76%
2005	80	$10.93	to	$10.97	$878	(b)	0.75%	to	1.25%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING T. Rowe Price Equity Income Portfolio -
Service Class
2008	476	$7.02	to	$11.30	$4,389	4.20%	0.75%	to	1.90%	-36.93%	to	-36.15%
2007	486	$11.13	to	$17.84	$7,362	1.39%	0.75%	to	1.90%	1.09%	to	2.30%
2006	419	$11.01	to	$17.57	$6,350	1.24%	0.75%	to	1.90%	17.29%	to	18.16%
2005	333	$14.18	to	$14.98	$4,775	1.58%	0.75%	to	1.50%	2.39%	to	3.16%
2004	168	$13.81	to	$14.63	$2,335	1.25%	0.75%	to	1.50%	13.48%	to	13.99%
ING Templeton Global Growth Portfolio - Service
Class
2008	66	$6.58	to	$6.76	$438	1.06%	0.95%	to	1.90%	-40.88%	to	-40.23%
2007	113	$11.13	to	$11.31	$1,268	1.33%	0.95%	to	1.90%	0.45%	to	1.43%
2006	62	$11.08	to	$11.15	$692	(c)	0.95%	to	1.90%		(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
2004	(c)		(c)		(c)	(c)		(c)			(c)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING Van Kampen Capital Growth Portfolio -
Institutional Class
2008	4,392	$5.34	to	$5.53	$23,558	(e)	0.75%	to	1.90%		(e)
2007	(e)		(e)		(e)	(e)		(e)			(e)
2006	(e)		(e)		(e)	(e)		(e)			(e)
2005	(e)		(e)		(e)	(e)		(e)			(e)
2004	(e)		(e)		(e)	(e)		(e)			(e)
ING Van Kampen Growth and Income Portfolio -
Service Class
2008	96	$7.78	to	$8.74	$835	3.84%	0.70%	to	1.50%	-33.23%	to -32.72%
2007	92	$12.73	to	$12.99	$1,195	1.42%	0.75%	to	1.50%	1.03%	to 1.80%
2006	116	$12.60	to	$12.76	$1,476	1.35%	0.75%	to	1.50%	14.34%	to 15.16%
2005	121	$11.02	to	$11.08	$1,341	(b)	0.75%	to	1.50%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING Van Kampen Real Estate Portfolio - Service
Class
2008	173	$6.03	to	$6.43	$1,064	1.48%	0.70%	to	1.50%	-39.40%	to -38.93%
2007	149	$9.95	to	$10.07	$1,504	2.63%	0.75%	to	1.50%	-18.97%	to -18.40%
2006	88	$11.88	to	$12.34	$1,079	(c)	0.75%	to	1.50%		(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
2004	(c)		(c)		(c)	(c)		(c)			(c)
ING VP Index Plus International Equity Portfolio -
Institutional Class
2008	1,844	$5.23	to	$6.55	$9,835	6.53%	0.70%	to	1.90%	-44.80%	to -44.14%
2007	2,589	$9.41	to	$9.63	$24,842	(d)	0.75%	to	1.90%		(d)
2006	(d)		(d)		(d)	(d)		(d)			(d)
2005	(d)		(d)		(d)	(d)		(d)			(d)
2004	(d)		(d)		(d)	(d)		(d)			(d)
ING VP Index Plus International Equity Portfolio -
Service Class
2008	92	$6.44	to	$6.56	$600	5.66%	0.70%	to	1.40%	-44.63%	to -44.19%
2007	115	$11.60	to	$11.70	$1,345	-	0.75%	to	1.40%	6.60%	to 7.34%
2006	887	$10.86	to	$10.94	$9,676	(c)	0.75%	to	1.90%		(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
2004	(c)		(c)		(c)	(c)		(c)			(c)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING Wells Fargo Small Cap Disciplined Portfolio -
Service Class
2008	19	$6.51	to	$6.73	$123	0.91%	0.75%	to	1.75%	-33.98%	to	-33.23%
2007	32	$9.86	to	$10.08	$318	-	0.75%	to	1.75%	-5.37%	to	-4.45%
2006	36	$10.42	to	$10.55	$374	(c)	0.75%	to	1.75%		(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
2004	(c)		(c)		(c)	(c)		(c)			(c)
ING American Century Large Company Value
Portfolio - Service Class
2008	21	$7.38	to	$8.09	$170	12.33%	0.70%	to	1.25%	-37.79%	to	-37.43%
2007	21	$12.57	to	$12.93	$268	1.76%	0.75%	to	1.25%	-3.23%	to	-2.78%
2006	14	$12.99	to	$13.30	$187	0.28%	0.75%	to	1.25%	17.88%	to	18.43%
2005	12	$11.02	to	$13.27	$130	1.16%	0.75%	to	1.25%	0.00%	to	0.54%
2004	35	$11.02	to	$13.23	$387	1.06%	0.75%	to	1.25%	8.68%	to	9.19%
ING American Century Small-Mid Cap Value
Portfolio - Service Class
2008	106	$10.76	to	$12.82	$1,200	0.69%	0.75%	to	1.50%	-27.69%	to	-27.11%
2007	89	$14.88	to	$17.62	$1,399	0.39%	0.75%	to	1.50%	-4.31%	to	-3.60%
2006	102	$15.55	to	$18.32	$1,650	0.01%	0.75%	to	1.50%	13.67%	to	14.58%
2005	107	$13.68	to	$16.02	$1,511	0.24%	0.75%	to	1.50%	6.29%	to	7.08%
2004	77	$12.87	to	$15.00	$1,034	-	0.75%	to	1.50%	19.89%	to	20.35%
ING Baron Asset Portfolio - Service Class
2008	42	$6.32	to	$6.83	$266	-	0.70%	to	1.25%	-41.75%	to	-41.50%
2007	63	$10.85	to	$10.94	$688	-	0.75%	to	1.25%	7.53%	to	8.10%
2006	1	$10.09	to	$10.12	$7	(c)	0.75%	to	1.25%		(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
2004	(c)		(c)		(c)	(c)		(c)			(c)
ING Baron Small Cap Growth Portfolio - Service
Class
2008	298	$6.03	to	$12.04	$2,765	-	0.70%	to	1.90%	-42.35%	to	-41.71%
2007	329	$10.46	to	$20.69	$5,233	-	0.75%	to	1.90%	4.08%	to	5.32%
2006	541	$10.05	to	$19.69	$7,061	-	0.75%	to	1.90%	13.49%	to	14.40%
2005	248	$15.20	to	$17.25	$3,883	-	0.75%	to	1.50%	5.78%	to	6.55%
2004	200	$14.37	to	$16.22	$2,941	-	0.75%	to	1.50%	26.05%	to	27.04%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING Columbia Small Cap Value II Portfolio -
Service Class
2008	114	$6.54	to	$6.75	$761	0.08%	0.75%	to	1.90%	-35.38%	to	-34.59%
2007	164	$10.12	to	$10.32	$1,676	0.08%	0.75%	to	1.90%	1.00%	to	2.18%
2006	327	$10.02	to	$10.10	$3,294	(c)	0.75%	to	1.90%		(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
2004	(c)		(c)		(c)	(c)		(c)			(c)
ING Davis New York Venture Portfolio - Service
Class
2008	285	$6.65	to	$9.91	$2,118	0.76%	0.70%	to	1.90%	-40.36%	to	-39.73%
2007	274	$11.15	to	$13.92	$3,386	0.26%	0.75%	to	1.90%	2.20%	to	3.42%
2006	173	$10.91	to	$15.96	$2,083	-	0.75%	to	1.90%	12.11%	to	13.01%
2005	83	$11.31	to	$14.15	$982	-	0.75%	to	1.50%	2.35%	to	3.12%
2004	129	$11.05	to	$13.75	$1,485	-	0.75%	to	1.50%	6.87%	to	7.64%
ING JPMorgan Mid Cap Value Portfolio - Service
Class
2008	129	$7.53	to	$13.27	$1,530	1.91%	0.70%	to	1.50%	-34.07%	to	-33.54%
2007	165	$17.23	to	$20.01	$2,982	0.52%	0.75%	to	1.50%	0.82%	to	1.58%
2006	156	$17.09	to	$19.74	$2,766	-	0.75%	to	1.50%	14.78%	to	15.69%
2005	137	$14.89	to	$17.10	$2,101	0.28%	0.75%	to	1.50%	6.89%	to	7.67%
2004	154	$13.93	to	$15.92	$2,215	0.21%	0.75%	to	1.50%	18.76%	to	19.71%
ING Legg Mason Partners Aggressive Growth
Portfolio - Initial Class
2008	2,073	$3.52	to	$10.63	$16,298	-	0.70%	to	1.90%	-40.34%	to	-39.64%
2007	2,545	$5.90	to	$17.61	$32,332	-	0.75%	to	1.90%	-3.44%	to	-2.34%
2006	3,252	$6.11	to	$18.04	$42,509	-	0.75%	to	1.90%	8.14%	to	9.47%
2005	3,880	$5.65	to	$16.48	$48,357	-	0.75%	to	1.90%	9.28%	to	10.60%
2004	4,742	$5.17	to	$14.90	$53,255	-	0.75%	to	1.90%	7.71%	to	8.92%
ING Neuberger Berman Partners Portfolio - Initial
Class
2008	2,614	$5.27	to	$5.44	$14,045	0.25%	0.95%	to	2.25%	-52.21%	to	-51.57%
2007	3,598	$10.99	to	$11.28	$40,033	0.28%	0.95%	to	2.25%	6.43%	to	7.82%
2006	4,756	$10.30	to	$10.49	$49,253	(c)	0.95%	to	2.25%		(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
2004	(c)		(c)		(c)	(c)		(c)			(c)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING Neuberger Berman Partners Portfolio -
Service Class
2008	42	$5.40	to	$5.48	$226	-	0.75%	to	1.25%	-51.91%	to	-51.63%
2007	4	$11.23	to	$11.33	$47	(d)	0.75%	to	1.25%		(d)
2006	(d)		(d)		(d)	(d)		(d)			(d)
2005	(d)		(d)		(d)	(d)		(d)			(d)
2004	(d)		(d)		(d)	(d)		(d)			(d)
ING Oppenheimer Global Portfolio - Initial Class
2008	8,892	$7.00	to	$8.78	$76,622	2.27%	0.70%	to	1.90%	-41.47%	to	-40.72%
2007	10,904	$12.18	to	$14.86	$159,447	1.08%	0.75%	to	1.90%	4.48%	to	5.77%
2006	13,690	$13.51	to	$14.07	$190,280	0.07%	0.75%	to	1.90%	15.80%	to	17.09%
2005	15,774	$11.62	to	$12.04	$193,562	(b)	0.75%	to	1.90%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING Oppenheimer Strategic Income Portfolio -
Initial Class
2008	4,539	$8.33	to	$9.88	$44,027	5.46%	0.70%	to	2.25%	-17.39%	to	-16.18%
2007	5,739	$11.33	to	$11.79	$66,638	4.56%	0.75%	to	2.25%	6.29%	to	7.95%
2006	6,500	$10.54	to	$10.93	$70,286	0.38%	0.75%	to	2.25%	6.07%	to	7.66%
2005	7,202	$9.99	to	$10.13	$75,516	(b)	0.75%	to	1.90%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING Oppenheimer Strategic Income Portfolio -
Service Class
2008	2		$9.57		$16	5.56%		1.25%		-16.85%
2007	2		$11.51		$20	9.52%		1.25%			7.27%
2006	-		$10.73		$1	(c)		1.25%			(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
2004	(c)		(c)		(c)	(c)		(c)			(c)
ING PIMCO Total Return Portfolio - Service Class
2008	776	$9.96	to	$12.94	$9,940	4.66%	0.70%	to	1.50%	-1.68%	to	-0.92%
2007	620	$12.51	to	$13.06	$8,027	3.35%	0.75%	to	1.50%	7.75%	to	8.56%
2006	563	$11.61	to	$12.03	$6,721	1.62%	0.75%	to	1.50%	2.47%	to	3.26%
2005	492	$11.31	to	$11.65	$5,693	1.55%	0.75%	to	1.50%	0.53%	to	1.30%
2004	339	$11.18	to	$11.50	$3,885	-	0.75%	to	1.50%	2.73%	to	3.60%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING Pioneer High Yield Portfolio - Initial Class
2008	1,746	$7.22	to	$7.83	$12,668	7.56%	0.75%	to	1.90%	-30.23%	to	-29.96%
2007	32	$11.08	to	$11.18	$355	23.40%	0.75%	to	1.25%	4.73%	to	5.37%
2006	2	$10.58	to	$10.61	$21	(c)	0.75%	to	1.25%		(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
2004	(c)		(c)		(c)	(c)		(c)			(c)
ING Solution 2015 Portfolio - Service Class
2008	280	$7.92	to	$8.88	$2,423	2.37%	0.70%	to	1.50%	-27.94%	to	-27.39%
2007	119	$11.99	to	$12.23	$1,452	0.58%	0.75%	to	1.50%	3.01%	to	3.82%
2006	82	$11.64	to	$11.78	$959	0.27%	0.75%	to	1.50%	9.36%	to	9.89%
2005	6	$10.68	to	$10.72	$68	(b)	0.75%	to	1.25%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING Solution 2025 Portfolio - Service Class
2008	186	$7.43	to	$8.34	$1,467	1.08%	0.70%	to	1.25%	-34.64%	to	-34.33%
2007	191	$12.53	to	$12.70	$2,417	0.43%	0.75%	to	1.25%	3.30%	to	3.84%
2006	70	$12.13	to	$12.23	$853	0.23%	0.75%	to	1.25%	11.18%	to	11.79%
2005	11	$10.91	to	$10.94	$125	(b)	0.75%	to	1.25%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING Solution 2035 Portfolio - Service Class
2008	157	$7.20	to	$8.22	$1,196	1.34%	0.70%	to	1.25%	-37.78%	to	-37.49%
2007	125	$12.97	to	$13.15	$1,630	0.58%	0.75%	to	1.25%	4.01%	to	4.53%
2006	36	$12.47	to	$12.58	$453	0.11%	0.75%	to	1.25%	12.65%
2005	-		$11.07		$3	(b)		1.25%			(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING Solution 2045 Portfolio - Service Class
2008	99	$6.95	to	$8.10	$764	1.03%	0.70%	to	1.25%	-40.58%	to	-40.27%
2007	102	$13.38	to	$13.56	$1,381	0.36%	0.75%	to	1.25%	4.45%	to	4.95%
2006	21	$12.81	to	$12.92	$272	0.05%	0.75%	to	1.25%	13.66%
2005	-		$11.27		$3	(b)		1.25%			(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING Solution Income Portfolio - Service Class
2008	144	$8.67	to	$9.52	$1,349	1.53%	0.70%	to	0.75%	-17.29%
2007	110	$11.35	to	$11.51	$1,264	1.20%	0.75%	to	1.25%	3.94%	to	4.45%
2006	37	$10.92	to	$11.02	$408	0.18%	0.75%	to	1.25%		6.02%
2005	13		$10.30		$138	(b)		1.25%			(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING T. Rowe Price Diversified Mid Cap Growth
Portfolio - Initial Class
2008	4,178	$6.30	to	$8.01	$32,650	0.46%	0.70%	to	1.90%	-44.27%	to	-43.58%
2007	4,927	$12.59	to	$14.23	$68,707	0.19%	0.75%	to	1.90%	11.23%	to	12.51%
2006	6,287	$11.90	to	$12.67	$78,292	-	0.75%	to	1.90%	7.04%	to	8.35%
2005	7,857	$11.07	to	$11.73	$90,830	(b)	0.75%	to	1.90%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING T. Rowe Price Growth Equity Portfolio -
Initial Class
2008	1,613	$6.64	to	$18.58	$25,211	1.34%	0.70%	to	1.50%	-43.09%	to	-42.62%
2007	1,963	$12.35	to	$32.60	$53,823	0.49%	0.75%	to	1.50%	8.25%	to	9.05%
2006	2,343	$12.35	to	$30.09	$60,240	0.23%	0.75%	to	1.50%	11.65%	to	12.44%
2005	2,307	$13.30	to	$26.93	$64,310	0.49%	0.75%	to	1.50%	4.59%	to	5.39%
2004	2,801	$12.62	to	$25.72	$73,921	0.15%	0.75%	to	1.50%	8.39%	to	9.21%
ING Templeton Foreign Equity Portfolio - Initial
Class
2008	2,911	$6.22	to	$6.93	$18,241	(e)	0.70%	to	1.90%		(e)
2007	(e)		(e)		(e)	(e)		(e)			(e)
2006	(e)		(e)		(e)	(e)		(e)			(e)
2005	(e)		(e)		(e)	(e)		(e)			(e)
2004	(e)		(e)		(e)	(e)		(e)			(e)
ING Thornburg Value Portfolio - Initial Class
2008	1,334	$4.39	to	$20.54	$13,421	0.52%	0.70%	to	1.90%	-40.92%	to	-40.20%
2007	1,750	$7.43	to	$34.35	$27,434	0.48%	0.75%	to	1.90%	5.24%	to	6.45%
2006	2,035	$7.06	to	$32.27	$28,919	0.47%	0.75%	to	1.90%	14.61%	to	15.95%
2005	2,322	$6.16	to	$27.83	$30,602	0.78%	0.75%	to	1.90%	-0.32%	to	0.80%
2004	2,955	$6.18	to	$27.61	$38,224	0.42%	0.75%	to	1.90%	10.75%	to	12.05%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING UBS U.S. Large Cap Equity Portfolio -
Initial Class
2008	1,676	$4.86	to	$11.23	$15,297	2.38%	0.70%	to	1.90%	-40.95%	to	-40.20%
2007	2,083	$8.23	to	$18.78	$30,926	0.72%	0.75%	to	1.90%	-0.72%	to	0.43%
2006	2,519	$8.29	to	$18.70	$36,982	0.79%	0.75%	to	1.90%	12.33%	to	13.68%
2005	3,105	$7.38	to	$16.45	$40,268	0.88%	0.75%	to	1.90%	7.27%	to	8.51%
2004	3,631	$6.88	to	$15.16	$43,678	0.77%	0.75%	to	1.90%	12.60%	to	13.90%
ING Van Kampen Comstock Portfolio - Service
Class
2008	153	$7.41	to	$10.26	$1,370	3.71%	0.70%	to	1.50%	-37.39%	to	-36.94%
2007	180	$13.64	to	$16.31	$2,568	1.24%	0.75%	to	1.50%	-3.74%	to	-3.00%
2006	221	$14.17	to	$16.85	$3,248	0.66%	0.75%	to	1.50%	14.09%	to	14.99%
2005	252	$12.42	to	$14.68	$3,224	0.60%	0.75%	to	1.50%	1.97%	to	2.74%
2004	298	$12.18	to	$14.32	$3,726	-	0.75%	to	1.50%	15.23%	to	15.84%
ING Van Kampen Equity and Income Portfolio -
Initial Class
2008	7,182	$8.39	to	$9.48	$67,293	4.97%	0.70%	to	1.90%	-24.82%	to	-23.94%
2007	9,133	$12.07	to	$12.49	$112,954	2.44%	0.75%	to	1.90%	1.59%	to	2.83%
2006	11,772	$11.84	to	$12.18	$142,375	1.91%	0.75%	to	1.90%	10.52%	to	11.84%
2005	13,462	$10.66	to	$10.91	$146,295	(b)	0.75%	to	1.90%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING VP Strategic Allocation Conservative
Portfolio - Class I
2008	600	$8.30	to	$15.49	$8,278	4.46%	0.70%	to	1.50%	-24.71%	to	-24.14%
2007	712	$17.01	to	$20.42	$13,112	3.40%	0.75%	to	1.50%	4.23%	to	4.99%
2006	802	$16.28	to	$19.45	$14,115	2.69%	0.75%	to	1.50%	6.77%	to	7.58%
2005	795	$15.95	to	$18.08	$16,483	1.95%	0.75%	to	1.50%	2.31%	to	3.08%
2004	926	$15.55	to	$17.54	$18,730	1.82%	0.75%	to	1.50%	6.50%	to	7.15%
ING VP Strategic Allocation Growth Portfolio -
Class I
2008	711	$6.85	to	$14.54	$8,438	2.39%	0.70%	to	2.25%	-37.50%	to	-36.53%
2007	716	$10.96	to	$22.91	$14,104	1.78%	0.75%	to	2.25%	2.62%	to	4.28%
2006	800	$10.68	to	$21.97	$15,119	1.35%	0.75%	to	2.25%	10.67%	to	12.32%
2005	633	$16.45	to	$19.56	$14,815	1.22%	0.75%	to	1.50%	4.65%	to	5.39%
2004	771	$15.68	to	$18.56	$15,631	1.04%	0.75%	to	2.25%	10.33%	to	11.20%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING VP Strategic Allocation Moderate Portfolio -
Class I
2008	770	$7.62	to	$14.87	$9,608	3.23%	0.70%	to	2.25%	-32.02%	to	-31.00%
2007	893	$11.21	to	$21.55	$16,300	2.24%	0.75%	to	2.25%	3.13%	to	4.71%
2006	1,165	$10.87	to	$20.58	$20,258	1.93%	0.75%	to	2.25%	8.70%	to	10.35%
2005	953	$12.95	to	$18.65	$21,319	1.57%	0.75%	to	1.50%	3.15%	to	3.90%
2004	1,065	$15.45	to	$17.95	$20,822	1.30%	0.75%	to	2.25%	8.74%	to	9.38%
ING VP Growth and Income Portfolio - Class I
2008	11,849	$5.16	to	$200.72	$186,679	1.48%	0.70%	to	2.25%	-39.08%	to	-38.10%
2007	12,365	$8.47	to	$324.86	$339,189	1.33%	0.75%	to	2.25%	5.09%	to	6.62%
2006	14,714	$8.06	to	$305.35	$372,591	1.14%	0.75%	to	2.25%	11.63%	to	13.32%
2005	15,346	$7.36	to	$231.60	$383,782	0.99%	0.75%	to	1.90%	6.05%	to	7.34%
2004	18,090	$6.94	to	$216.86	$423,357	2.31%	0.75%	to	2.25%	6.28%	to	7.59%
ING GET U.S. Core Portfolio - Series 3
2008	1,675	$9.75	to	$10.23	$16,807	2.16%	1.45%	to	2.40%	-5.71%	to	-4.93%
2007	2,204	$10.34	to	$10.76	$23,314	2.48%	1.45%	to	2.40%	2.38%	to	3.46%
2006	2,752	$10.10	to	$10.40	$28,242	2.51%	1.45%	to	2.40%	3.80%	to	4.84%
2005	4,182	$9.73	to	$9.92	$41,138	1.97%	1.45%	to	2.40%	-1.62%	to	-0.70%
2004	5,491	$9.89	to	$9.99	$54,614	-	1.45%	to	2.40%	-1.00%	to	-0.10%
ING GET U.S. Core Portfolio - Series 4
2008	247	$10.01	to	$10.48	$2,543	2.83%	1.45%	to	2.40%	-8.00%	to	-7.17%
2007	364	$10.88	to	$11.29	$4,033	2.95%	1.45%	to	2.40%	1.21%	to	2.17%
2006	469	$10.75	to	$11.05	$5,115	2.72%	1.45%	to	2.40%	5.29%	to	6.35%
2005	569	$10.21	to	$10.39	$5,868	1.74%	1.45%	to	2.40%	-1.16%	to	-0.19%
2004	788	$10.33	to	$10.41	$8,173	(a)	1.45%	to	2.40%		(a)
ING GET U.S. Core Portfolio - Series 5
2008	159	$10.31	to	$10.70	$1,685	1.67%	1.45%	to	2.25%	-9.48%	to	-8.70%
2007	206	$11.32	to	$11.72	$2,393	1.73%	1.45%	to	2.40%	-0.35%	to	0.69%
2006	284	$11.36	to	$11.64	$3,282	1.93%	1.45%	to	2.40%	8.60%	to	9.60%
2005	374	$10.46	to	$10.62	$3,957	0.98%	1.45%	to	2.40%	0.19%	to	1.14%
2004	422	$10.44	to	$10.50	$4,428	(a)	1.45%	to	2.40%		(a)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING GET U.S. Core Portfolio - Series 6
2008	2,171	$10.10	to	$10.46	$22,445	1.88%	1.45%	to	2.25%	-8.27%	to	-7.52%
2007	2,779	$10.96	to	$11.31	$31,137	2.38%	1.45%	to	2.40%	0.83%	to	1.80%
2006	3,851	$10.87	to	$11.11	$42,523	2.61%	1.45%	to	2.40%	7.84%	to	8.81%
2005	6,780	$10.08	to	$10.21	$68,984	0.38%	1.45%	to	2.40%	0.20%	to	1.19%
2004	8,740	$10.06	to	$10.09	$88,090	(a)	1.45%	to	2.40%		(a)
ING GET U.S. Core Portfolio - Series 7
2008	1,220	$10.11	to	$10.45	$12,593	2.00%	1.45%	to	2.25%	-7.16%	to	-6.36%
2007	1,751	$10.84	to	$11.16	$19,355	2.47%	1.45%	to	2.40%	0.84%	to	1.73%
2006	2,664	$10.75	to	$10.97	$29,018	2.50%	1.45%	to	2.40%	7.61%	to	8.72%
2005	4,298	$9.99	to	$10.09	$43,222	0.06%	1.45%	to	2.40%	-0.10%	to	0.90%
2004	5,702		$10.00		$57,015	(a)	0.95%	to	1.90%		(a)
ING GET U.S. Core Portfolio - Series 8
2008	1,061	$10.02	to	$10.39	$10,922	1.90%	1.45%	to	2.40%	-8.74%	to	-7.81%
2007	1,361	$10.98	to	$11.27	$15,240	1.97%	1.45%	to	2.40%	1.10%	to	2.08%
2006	2,552	$10.86	to	$11.04	$28,056	1.80%	1.45%	to	2.40%	8.06%	to	9.09%
2005	3,197	$10.05	to	$10.12	$32,287	(b)	1.45%	to	2.40%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING GET U.S. Core Portfolio - Series 9
2008	791	$10.08	to	$10.37	$8,130	2.08%	1.45%	to	2.25%	-7.35%	to	-6.58%
2007	1,076	$10.88	to	$11.10	$11,868	2.53%	1.45%	to	2.25%	1.59%	to	2.49%
2006	1,856	$10.71	to	$10.83	$20,035	1.29%	1.45%	to	2.25%	7.64%	to	8.52%
2005	2,337	$9.94	to	$10.00	$23,302	(b)	1.45%	to	2.40%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING GET U.S. Core Portfolio - Series 10
2008	630	$10.17	to	$10.44	$6,522	2.65%	1.45%	to	2.25%	-6.01%	to	-5.26%
2007	909	$10.82	to	$11.02	$9,950	2.31%	1.45%	to	2.25%	1.22%	to	2.04%
2006	1,672	$10.69	to	$10.80	$18,001	0.75%	1.45%	to	2.25%	7.33%	to	8.22%
2005	2,176	$9.96	to	$10.00	$21,698	(b)	1.45%	to	2.40%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING GET U.S. Core Portfolio - Series 11
2008	772	$10.30	to	$10.61	$8,130	2.27%	1.45%	to	2.40%	-1.90%	to	-0.93%
2007	1,072	$10.50	to	$10.71	$11,430	3.86%	1.45%	to	2.40%	-0.38%	to	0.56%
2006	1,783	$10.54	to	$10.65	$18,897	0.11%	1.45%	to	2.40%	5.29%	to	6.29%
2005	2,425	$10.01	to	$10.02	$24,279	(b)	0.95%	to	1.90%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
ING GET U.S. Core Portfolio - Series 12
2008	1,946	$10.26	to	$10.55	$20,401	1.62%	1.45%	to	2.40%	-8.47%	to	-7.54%
2007	3,718	$11.21	to	$11.41	$42,061	1.30%	1.45%	to	2.40%	0.54%	to	1.51%
2006	4,373	$11.15	to	$11.24	$48,943	(c)	1.45%	to	2.40%		(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
2004	(c)		(c)		(c)	(c)		(c)			(c)
ING GET U.S. Core Portfolio - Series 13
2008	1,853	$10.33	to	$10.54	$19,436	2.20%	1.45%	to	2.25%	0.10%	to	0.86%
2007	3,214	$10.30	to	$10.45	$33,324	0.61%	1.45%	to	2.40%	2.39%	to	3.36%
2006	4,416	$10.06	to	$10.11	$44,505	(c)	1.45%	to	2.40%		(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
2004	(c)		(c)		(c)	(c)		(c)			(c)
ING GET U.S. Core Portfolio - Series 14
2008	2,041	$10.24	to	$10.44	$21,091	1.89%	1.45%	to	2.40%	0.59%	to	1.56%
2007	2,501	$10.18	to	$10.28	$25,572	-	1.45%	to	2.40%	2.50%	to	2.80%
2006	9		$10.00		$85	(c)	0.95%	to	1.25%		(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
2004	(c)		(c)		(c)	(c)		(c)			(c)
ING BlackRock Global Science and Technology
Portfolio - Class I
2008	1,247	$2.88	to	$9.89	$3,743	-	0.70%	to	1.90%	-40.97%	to	-40.27%
2007	1,830	$4.86	to	$16.58	$9,192	-	0.75%	to	1.90%	16.82%	to	18.20%
2006	1,911	$4.14	to	$14.07	$8,139	-	0.75%	to	1.90%	5.24%	to	6.60%
2005	2,617	$3.92	to	$13.24	$10,507	-	0.75%	to	1.90%	9.56%	to	10.87%
2004	2,857	$3.56	to	$11.96	$10,373	-	0.75%	to	1.90%	-3.17%	to	-1.86%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING International Index Portfolio - Class I
2008	36	$5.91	to	$5.94	$211	(e)	0.75%	to	1.50%		(e)
2007	(e)		(e)		(e)	(e)		(e)			(e)
2006	(e)		(e)		(e)	(e)		(e)			(e)
2005	(e)		(e)		(e)	(e)		(e)			(e)
2004	(e)		(e)		(e)	(e)		(e)			(e)
ING Lehman Brothers U.S. Aggregate Bond
Index® Portfolio - Class I
2008	9	$10.19	to	$10.22	$96	(e)	0.75%	to	1.25%		(e)
2007	(e)		(e)		(e)	(e)		(e)			(e)
2006	(e)		(e)		(e)	(e)		(e)			(e)
2005	(e)		(e)		(e)	(e)		(e)			(e)
2004	(e)		(e)		(e)	(e)		(e)			(e)
ING Opportunistic Large Cap Growth Portfolio -
Class I
2008	1,040	$3.69	to	$10.68	$7,963	0.77%	0.70%	to	1.90%	-45.09%	to	-44.46%
2007	1,280	$6.72	to	$19.23	$17,364	0.17%	0.75%	to	1.90%	15.66%	to	16.97%
2006	1,613	$5.81	to	$16.44	$18,754	0.06%	0.75%	to	1.90%	0.69%	to	1.89%
2005	1,858	$5.77	to	$16.14	$23,711	0.68%	0.75%	to	1.90%	7.25%	to	8.61%
2004	2,380	$5.38	to	$14.86	$28,081	0.12%	0.75%	to	1.90%	5.25%	to	6.37%
ING Opportunistic Large Cap Value Portfolio -
Class I
2008	334	$7.66	to	$14.95	$4,682	2.09%	0.70%	to	1.50%	-36.59%	to	-36.08%
2007	398	$15.20	to	$23.39	$8,809	1.74%	0.75%	to	1.50%	1.50%	to	2.23%
2006	531	$11.05	to	$22.88	$11,521	1.42%	0.75%	to	1.50%	14.29%	to	15.15%
2005	684	$12.96	to	$19.87	$12,906	1.88%	0.75%	to	1.50%	5.44%	to	6.20%
2004	909	$12.23	to	$18.71	$16,285	0.82%	0.75%	to	1.50%	8.48%	to	9.35%
ING Opportunistic Large Cap Value Portfolio -
Class S
2008	39	$7.16	to	$7.38	$285	1.68%	0.95%	to	1.90%	-37.03%	to	-36.38%
2007	68	$11.37	to	$11.60	$784	1.62%	0.95%	to	1.90%	0.80%	to	1.75%
2006	105	$11.28	to	$11.40	$1,192	1.49%	0.95%	to	1.90%	13.60%	to	14.69%
2005	145	$9.93	to	$9.94	$1,436	(b)	0.95%	to	1.90%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING Russell™ Large Cap Index Portfolio - Class I
2008	96	$6.63	to	$6.65	$641	(e)	0.75%	to	1.25%		(e)
2007	(e)		(e)		(e)	(e)		(e)			(e)
2006	(e)		(e)		(e)	(e)		(e)			(e)
2005	(e)		(e)		(e)	(e)		(e)			(e)
2004	(e)		(e)		(e)	(e)		(e)			(e)
ING Russell™ Mid Cap Index Portfolio - Class I
2008	5		$5.93		$29	(e)		0.75%			(e)
2007	(e)		(e)		(e)	(e)		(e)			(e)
2006	(e)		(e)		(e)	(e)		(e)			(e)
2005	(e)		(e)		(e)	(e)		(e)			(e)
2004	(e)		(e)		(e)	(e)		(e)			(e)
ING Russell™ Small Cap Index Portfolio - Class I
	5		$6.97		$35	(e)		0.75%			(e)
2007	(e)		(e)		(e)	(e)		(e)			(e)
2006	(e)		(e)		(e)	(e)		(e)			(e)
2005	(e)		(e)		(e)	(e)		(e)			(e)
2004	(e)		(e)		(e)	(e)		(e)			(e)
ING VP Index Plus LargeCap Portfolio - Class I
2008	8,508	$5.80	to	$14.93	$79,909	2.29%	0.70%	to	2.25%	-38.56%	to	-37.69%
2007	10,284	$9.42	to	$23.96	$155,324	1.17%	0.75%	to	2.25%	2.70%	to	4.22%
2006	9,664	$9.15	to	$22.99	$152,360	1.09%	0.75%	to	2.25%	11.99%	to	13.70%
2005	9,069	$8.14	to	$20.22	$161,314	1.24%	0.75%	to	1.90%	3.43%	to	4.62%
2004	10,827	$7.87	to	$19.33	$182,362	1.01%	0.75%	to	2.25%	8.40%	to	9.77%
ING VP Index Plus MidCap Portfolio - Class I
2008	527	$6.85	to	$15.69	$7,814	1.43%	0.70%	to	1.50%	-38.51%	to	-38.02%
2007	606	$11.44	to	$25.34	$14,668	0.80%	0.75%	to	1.50%	3.90%	to	4.68%
2006	724	$10.94	to	$24.21	$16,714	0.62%	0.75%	to	1.50%	7.81%	to	8.63%
2005	859	$16.06	to	$22.30	$18,302	0.44%	0.75%	to	1.50%	9.52%	to	10.34%
2004	944	$14.59	to	$20.23	$18,233	0.40%	0.75%	to	1.50%	14.85%	to	15.72%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING VP Index Plus SmallCap Portfolio - Class I
2008	313	$7.28	to	$12.08	$3,465	0.94%	0.70%	to	1.50%	-34.53%	to	-34.09%
2007	375	$15.87	to	$18.33	$6,359	0.46%	0.75%	to	1.50%	-7.63%	to	-6.92%
2006	480	$11.11	to	$19.70	$8,727	0.41%	0.75%	to	1.50%	12.07%	to	13.00%
2005	614	$15.33	to	$17.45	$9,917	0.31%	0.75%	to	1.50%	6.09%	to	6.79%
2004	592	$14.45	to	$16.34	$8,963	0.14%	0.75%	to	1.50%	20.22%	to	21.21%
ING VP Small Company Portfolio - Class I
2008	1,717	$7.27	to	$21.03	$27,869	1.10%	0.70%	to	1.90%	-32.37%	to	-31.57%
2007	2,343	$13.38	to	$30.74	$53,080	0.20%	0.75%	to	1.90%	3.91%	to	5.13%
2006	3,127	$13.29	to	$29.24	$68,006	0.41%	0.75%	to	1.90%	14.57%	to	15.93%
2005	3,533	$11.60	to	$25.23	$72,337	0.14%	0.75%	to	1.90%	8.21%	to	9.46%
2004	4,382	$10.72	to	$23.05	$82,870	0.28%	0.75%	to	1.90%	12.13%	to	13.55%
ING VP International Value Portfolio - Class I
2008	338	$6.66	to	$11.71	$3,607	2.63%	0.70%	to	1.50%	-43.61%	to	-43.17%
2007	345	$18.07	to	$20.65	$6,503	1.89%	0.75%	to	1.50%	11.75%	to	12.58%
2006	401	$16.17	to	$18.38	$6,725	2.18%	0.75%	to	1.50%	27.52%	to	28.53%
2005	304	$12.68	to	$14.33	$3,967	2.79%	0.75%	to	1.50%	7.82%	to	8.62%
2004	247	$11.76	to	$13.22	$2,980	1.29%	0.75%	to	1.50%	15.63%	to	16.51%
ING VP MidCap Opportunities Portfolio - Class I
2008	54	$6.94	to	$9.47	$498	-	0.70%	to	1.25%	-38.42%	to	-38.10%
2007	56	$14.81	to	$15.30	$860	-	0.75%	to	1.25%	24.14%	to	24.80%
2006	34	$11.93	to	$12.26	$411	-	0.75%	to	1.25%	6.42%	to	7.00%
2005	33	$11.21	to	$11.46	$379	-	0.75%	to	1.25%	9.05%	to	9.56%
2004	32	$10.28	to	$13.84	$340	-	0.75%	to	1.25%	10.18%	to	10.69%
ING VP MidCap Opportunities Portfolio - Class S
2008	336	$7.67	to	$8.26	$2,720	-	0.95%	to	1.90%	-38.88%	to	-38.27%
2007	533	$12.55	to	$13.38	$6,959	-	0.95%	to	1.90%	23.04%	to	24.23%
2006	742	$10.20	to	$10.77	$7,822	-	0.95%	to	1.90%	5.59%	to	6.63%
2005	1,074	$9.66	to	$10.10	$10,674	-	0.95%	to	1.90%	8.05%	to	9.07%
2004	1,180	$8.94	to	$9.26	$10,784	-	0.95%	to	1.90%	9.02%	to	10.11%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

ING VP SmallCap Opportunities Portfolio -
Class I
2008	67	$6.25	to	$10.89	$522	-	0.70%	to	1.25%	-35.30%	to	-34.97%
2007	41	$9.66	to	$16.79	$410	-	0.75%	to	1.25%	8.66%	to	9.31%
2006	26	$8.89	to	$15.40	$241	-	0.75%	to	1.25%	11.12%	to	11.61%
2005	11	$8.00	to	$13.81	$88	-	0.75%	to	1.25%	7.82%	to	8.34%
2004	128	$7.42	to	$12.78	$970	-	0.75%	to	1.25%	8.80%	to	9.42%
ING VP SmallCap Opportunities Portfolio -
Class S
2008	320	$5.55	to	$5.98	$1,876	-	0.95%	to	1.90%	-35.84%	to	-35.14%
2007	465	$8.65	to	$9.22	$4,184	-	0.95%	to	1.90%	7.72%	to	8.73%
2006	629	$8.03	to	$8.48	$5,223	-	0.95%	to	1.90%	10.30%	to	11.29%
2005	810	$7.28	to	$7.62	$6,065	-	0.95%	to	1.90%	6.74%	to	7.78%
2004	765	$6.82	to	$7.07	$5,342	-	0.95%	to	1.90%	7.91%	to	8.94%
ING VP Balanced Portfolio - Class I
2008	4,677	$7.72	to	$28.83	$81,353	3.74%	0.70%	to	2.25%	-29.69%	to	-28.64%
2007	6,094	$10.98	to	$40.47	$145,449	2.69%	0.75%	to	2.25%	3.20%	to	4.78%
2006	7,358	$10.64	to	$38.70	$165,989	2.39%	0.75%	to	2.25%	7.47%	to	9.16%
2005	6,847	$10.08	to	$27.78	$174,465	2.33%	0.75%	to	1.90%	2.34%	to	3.50%
2004	7,519	$9.85	to	$26.84	$189,559	2.00%	0.75%	to	2.25%	7.30%	to	8.58%
ING VP Intermediate Bond Portfolio - Class I
2008	6,247	$9.39	to	$75.43	$100,529	5.89%	0.70%	to	2.25%	-10.54%	to	-9.18%
2007	5,709	$10.77	to	$83.34	$105,197	3.54%	0.75%	to	2.25%	3.67%	to	5.26%
2006	6,657	$10.25	to	$79.47	$115,703	3.76%	0.75%	to	2.25%	1.75%	to	3.26%
2005	7,208	$11.62	to	$20.25	$130,583	3.70%	0.75%	to	1.90%	1.18%	to	2.38%
2004	7,665	$11.37	to	$19.78	$137,880	7.97%	0.75%	to	2.25%	2.91%	to	4.11%
ING VP Money Market Portfolio - Class I
2008	15,397	$10.06	to	$16.42	$207,378	5.24%	0.70%	to	1.90%	0.65%	to	1.92%
2007	15,622	$10.59	to	$16.11	$204,844	4.10%	0.75%	to	1.90%	3.14%	to	4.34%
2006	18,036	$10.17	to	$15.44	$224,967	2.87%	0.75%	to	2.25%	2.49%	to	4.11%
2005	17,339	$10.21	to	$14.83	$214,217	1.08%	0.75%	to	1.90%	1.09%	to	2.21%
2004	15,367	$10.10	to	$14.51	$192,781	1.13%	0.75%	to	2.25%	-0.88%	to	0.35%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

Janus Aspen Series Balanced Portfolio -
Institutional Shares
2008	1		$28.45		$16	-		0.75%		-16.45%
2007	1		$34.05		$23	4.55%		0.75%			9.70%
2006	1		$31.04		$21	2.16%		0.75%			9.88%
2005	1		$28.25		$19	-		0.75%			7.17%
2004	9,164	$9.95	to	$27.77	$156,790	2.08%	0.75%	to	1.90%	6.53%	to 7.72%
Janus Aspen Series Flexible Bond Portfolio -
Institutional Shares
2008	-		$25.03		$3	-		0.75%			5.26%
2007	1		$23.78		$12	8.33%		0.75%			6.21%
2006	1		$22.39		$12	4.88%		0.75%			3.47%
2005	1		$21.64		$11	-		0.75%			1.22%
2004	794	$11.46	to	$21.38	$15,748	5.17%	0.75%	to	1.50%	2.40%	to 3.19%
Janus Aspen Series Large Cap Growth Portfolio -
Institutional Shares
2008	-	$13.36	to	$14.67	$5	-	0.75%	to	1.50%	-40.62%	to -40.20%
2007	-	$22.50	to	$24.53	$9	-	0.75%	to	1.50%	13.35%	to 14.25%
2006	-	$19.85	to	$21.47	$8	0.49%	0.75%	to	1.50%	9.73%	to 10.56%
2005	-	$18.09	to	$19.42	$7	-	0.75%	to	1.50%	2.73%	to 3.52%
2004	6,667	$5.85	to	$21.12	$84,481	0.13%	0.75%	to	1.90%	2.45%	to 3.70%
Janus Aspen Series Mid Cap Growth Portfolio -
Institutional Shares
2008	-	$16.79	to	$18.43	$1	-	0.75%	to	1.50%	-44.55%	to -44.15%
2007	-	$30.28	to	$33.00	$8	-	0.75%	to	1.50%	20.21%	to 21.10%
2006	-	$25.19	to	$27.25	$7	-	0.75%	to	1.50%	11.96%	to 12.79%
2005	-	$22.50	to	$24.16	$6	-	0.75%	to	1.50%	10.62%	to 11.44%
2004	7,231	$4.59	to	$21.68	$94,264	-	0.75%	to	1.90%	18.30%	to 19.85%
Janus Aspen Series Worldwide Growth Portfolio -
Institutional Shares
2008	-		$15.86		$2	-		0.75%		-45.06%
2007	-		$28.87		$8	-		0.75%		8.82%
2006	-		$26.53		$7	1.72%		0.75%		17.29%
2005	-		$22.62		$6	-		0.75%			5.11%
2004	10,934	$5.95	to	$23.00	$154,245	0.94%	0.75%	to	1.90%	2.76%	to 3.96%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

Lord Abbett Series Fund - Mid-Cap Value
Portfolio - Class VC
2008	222	$7.21	to	$10.69	$2,000	1.17%	0.70%	to	1.50%	-40.23%	to	-39.78%
2007	274	$14.54	to	$17.79	$4,141	0.43%	0.75%	to	1.50%	-0.95%	to	-0.20%
2006	306	$11.47	to	$17.86	$4,642	0.42%	0.75%	to	1.50%	10.54%	to	11.36%
2005	434	$13.28	to	$16.06	$5,924	0.52%	0.75%	to	1.50%	6.67%	to	7.43%
2004	292	$12.45	to	$14.98	$3,732	0.40%	0.75%	to	1.50%	22.18%	to	23.12%
Oppenheimer Global Securities/VA
2008	3		$15.51		$47	1.53%		0.75%		-40.64%
2007	3		$26.13		$84	1.20%		0.75%			5.53%
2006	3		$24.76		$83	0.98%		0.75%		16.79%
2005	3		$21.20		$72	2.12%		0.75%		13.49%
2004	2,073	$15.03	to	$23.47	$43,720	1.17%	0.75%	to	1.50%	17.37%	to	18.23%
Oppenheimer Main Street Fund®/VA
2008	35	$6.75	to	$7.94	$255	1.74%	0.80%	to	1.25%	-39.24%	to	-38.97%
2007	36	$11.11	to	$13.01	$434	0.98%	0.80%	to	1.25%		3.06%
2006	32	$10.78	to	$12.56	$381	2.21%	0.80%	to	1.25%	13.59%	to	14.08%
2005	4,588	$8.60	to	$14.43	$58,462	1.38%	0.95%	to	1.90%	3.99%	to	4.98%
2004	5,694	$8.27	to	$13.79	$68,396	0.85%	0.80%	to	2.25%	7.40%	to	8.45%
Oppenheimer Main Street Small Cap Fund®/VA
2008	47	$6.86	to	$8.12	$382	0.60%	0.70%	to	1.50%	-38.76%	to	-38.34%
2007	47	$12.90	to	$13.17	$617	0.30%	0.75%	to	1.50%	-2.71%	to	-1.94%
2006	54	$13.26	to	$13.43	$723	0.10%	0.75%	to	1.50%	13.65%	to	14.20%
2005	3	$11.72	to	$11.76	$41	(b)	0.75%	to	1.25%		(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)
Oppenheimer Mid Cap Fund/VA
2008	5	$5.50	to	$6.88	$37	-	0.80%	to	1.25%	-49.68%	to	-49.49%
2007	15	$10.93	to	$13.62	$180	-	0.80%	to	1.25%		5.00%
2006	6	$10.41	to	$12.91	$74	-	0.80%	to	1.25%	1.66%	to	2.14%
2005	2,781	$5.20	to	$16.97	$32,591	-	0.95%	to	1.90%	10.32%	to	11.25%
2004	3,156	$4.71	to	$15.29	$32,874	-	0.95%	to	1.90%	17.46%	to	18.63%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)

PIMCO Real Return Portfolio - Administrative
Class
2008	532	$8.97	to	$11.10	$5,888	4.40%	0.70%	to	1.50%	-8.21%	to	-7.81%
2007	383	$11.82	to	$12.04	$4,609	3.17%	0.75%	to	1.25%	9.14%	to	9.75%
2006	224	$10.75	to	$10.97	$2,452	4.26%	0.75%	to	1.50%	-0.37%	to	0.09%
2005	139	$10.87	to	$10.96	$1,526	3.42%	0.75%	to	1.25%		1.29%
2004	48		$10.82		$522	(a)		0.75%			(a)
Pioneer Emerging Markets VCT Portfolio - Class I
2008	196	$5.06	to	$5.30	$1,033	0.51%	0.70%	to	1.50%	-58.85%	to	-58.50%
2007	225	$12.71	to	$12.77	$2,870	(d)	0.75%	to	1.50%		(d)
2006	(d)		(d)		(d)	(d)		(d)			(d)
2005	(d)		(d)		(d)	(d)		(d)			(d)
2004	(d)		(d)		(d)	(d)		(d)			(d)
Pioneer High Yield VCT Portfolio - Class I
2008	40	$6.71	to	$7.84	$308	7.95%	0.70%	to	1.50%	-36.33%	to	-35.90%
2007	119	$11.89	to	$12.23	$1,452	5.69%	0.75%	to	1.50%	4.53%	to	5.07%
2006	42	$11.48	to	$11.64	$480	4.35%	0.75%	to	1.25%		7.68%
2005	12		$10.81		$133	6.30%		0.75%			1.22%
2004	20		$10.68		$216	(a)		0.75%			(a)
Wanger International
2008	72	$5.63	to	$6.29	$406	1.14%	0.70%	to	1.25%	-46.28%	to	-45.96%
2007	112	$10.46	to	$10.51	$1,172	(d)	0.75%	to	1.50%		(d)
2006	(d)		(d)		(d)	(d)		(d)			(d)
2005	(d)		(d)		(d)	(d)		(d)			(d)
2004	(d)		(d)		(d)	(d)		(d)			(d)
Wanger Select
2008	212	$5.73	to	$8.19	$1,732	-	0.70%	to	1.50%	-49.84%	to	-49.41%
2007	267	$15.75	to	$16.19	$4,305	-	0.75%	to	1.50%	7.73%	to	8.58%
2006	140	$14.62	to	$14.91	$2,085	0.29%	0.75%	to	1.50%	18.23%	to	18.80%
2005	44	$12.45	to	$12.55	$554	-	0.75%	to	1.25%		9.61%
2004	22		$11.45		$249	(a)		0.75%			(a)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

					Investment
	Units*	Unit Fair Value		Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)		(000's)	RatioA	(lowest to highest)			(lowest to highest)

Wanger USA
2008	27	$6.69 to	$8.60	$231	-	0.70%	to	1.50%	-40.59%	to	-40.11%
2007	30	$13.97 to	$14.36	$436	-	0.75%	to	1.50%	3.79%	to	4.59%
2006	42	$13.46 to	$13.73	$569	0.39%	0.75%	to	1.50%	6.53%	to	7.10%
2005	43	$12.72 to	$12.82	$552	-	0.75%	to	1.25%	10.42%
2004	8	$11.61		$97	(a)		0.75%			(a)

(a)	As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.

(b)	As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.

(c)	As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.

(d)	As investment Division was not available until 2007, this data is not meaningful and is therefore not presented.

(e)	As investment Division was not available until 2008, this data is not meaningful and is therefore not presented.

A	The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B	The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C	Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

* Includes units for annuity contracts in payout beginning in 2006.

UNAUDITED FINANCIAL STATEMENTS

Variable Annuity Account B of

ING Life Insurance and Annuity Company

Nine months ended September 30, 2009

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VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Financial Statements
Nine months ended September 30, 2009

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VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

AIM V.I.
	Capital				Federated
	Appreciation	AIM V.I. Core	Calvert Social	Federated	Clover Value
	Fund - Series I	Equity Fund -	Balanced	Capital Income	Fund II -
	Shares	Series I Shares	Portfolio	Fund II	Primary Shares
Assets
Investments in mutual funds
at fair value	$ 567	$ 1,507	$ 1,182	$ 1,515	$ 7,691
Total assets	567	1,507	1,182	1,515	7,691
Net assets	$ 567	$ 1,507	$ 1,182	$ 1,515	$ 7,691

Net assets
Accumulation units	$ 516	$ 1,294	$ 1,182	$ 1,508	$ 7,667
Contracts in payout (annuitization)
period	51	213	-	7	24
Total net assets	$ 567	$ 1,507	$ 1,182	$ 1,515	$ 7,691

Total number of shares	29,486	62,444	783,871	181,647	883,002

Cost of shares	$ 743	$ 1,573	$ 1,388	$ 1,587	$ 13,282

The accompanying notes are an integral part of these financial statements.

5

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

		Federated Fund	Federated High		Federated Mid
	Federated	for U.S.	Income Bond	Federated	Cap Growth
	Equity Income	Government	Fund II -	International	Strategies
	Fund II	Securities II	Primary Shares	Equity Fund II	Fund II
Assets
Investments in mutual funds
at fair value	$ 2,195	$ 1,722	$ 4,171	$ 1,593	$ 2,451
Total assets	2,195	1,722	4,171	1,593	2,451
Net assets	$ 2,195	$ 1,722	$ 4,171	$ 1,593	$ 2,451

Net assets
Accumulation units	$ 2,128	$ 1,722	$ 4,134	$ 1,579	$ 2,451
Contracts in payout (annuitization)
period	67	-	37	14	-
Total net assets	$ 2,195	$ 1,722	$ 4,171	$ 1,593	$ 2,451

Total number of shares	193,041	150,486	665,206	122,798	152,164

Cost of shares	$ 2,367	$ 1,679	$ 4,618	$ 1,499	$ 2,925

The accompanying notes are an integral part of these financial statements.
6

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

		Fidelity® VIP	Fidelity® VIP	Fidelity® VIP	Fidelity® VIP
	Federated	Equity-Income	Growth	High Income	Overseas
	Prime Money	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Fund II	Initial Class	Initial Class	Initial Class	Initial Class
Assets
Investments in mutual funds
at fair value	$ 1,586	$ 65,928	$ 8,528	$ 172	$ 5,320
Total assets	1,586	65,928	8,528	172	5,320
Net assets	$ 1,586	$ 65,928	$ 8,528	$ 172	$ 5,320

Net assets
Accumulation units	$ 1,586	$ 65,928	$ 8,528	$ -	$ 5,320
Contracts in payout (annuitization)
period	-	-	-	172	-
Total net assets	$ 1,586	$ 65,928	$ 8,528	$ 172	$ 5,320

Total number of shares	1,586,353	3,990,828	299,981	31,891	356,587

Cost of shares	$ 1,586	$ 94,803	$ 10,228	$ 142	$ 7,414

The accompanying notes are an integral part of these financial statements.
7

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

Fidelity® VIP
	Fidelity® VIP	Fidelity® VIP	Investment	Franklin Small
	Contrafund®	Index 500	Grade Bond	Cap Value	ING Balanced
	Portfolio -	Portfolio -	Portfolio -	Securities Fund	Portfolio -
	Initial Class	Initial Class	Initial Class	- Class 2	Class I
Assets
Investments in mutual funds
at fair value	$ 124,999	$ 22,489	$ 937	$ 3,355	$ 80,952
Total assets	124,999	22,489	937	3,355	80,952
Net assets	$ 124,999	$ 22,489	$ 937	$ 3,355	$ 80,952

Net assets
Accumulation units	$ 124,999	$ 22,489	$ 937	$ 3,355	$ 57,457
Contracts in payout (annuitization)
period	-	-	-	-	23,495
Total net assets	$ 124,999	$ 22,489	$ 937	$ 3,355	$ 80,952

Total number of shares	6,306,698	195,356	73,052	266,944	8,087,118

Cost of shares	$ 172,490	$ 23,112	$ 924	$ 4,275	$ 101,717

The accompanying notes are an integral part of these financial statements.
8

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

	ING		ING American	ING American	ING Artio
	Intermediate	ING American Funds Growth-		Funds	Foreign
	Bond Portfolio -	Funds Growth	Income	International	Portfolio -
	Class I	Portfolio	Portfolio	Portfolio	Service Class
Assets
Investments in mutual funds
at fair value	$ 106,312	$ 14,475	$ 12,372	$ 16,475	$ 7,259
Total assets	106,312	14,475	12,372	16,475	7,259
Net assets	$ 106,312	$ 14,475	$ 12,372	$ 16,475	$ 7,259

Net assets
Accumulation units	$ 97,331	$ 12,577	$ 10,612	$ 14,341	$ 7,259
Contracts in payout (annuitization)
period	8,981	1,898	1,760	2,134	-
Total net assets	$ 106,312	$ 14,475	$ 12,372	$ 16,475	$ 7,259

Total number of shares	8,815,253	352,694	428,836	1,067,056	688,072

Cost of shares	$ 109,747	$ 19,425	$ 16,430	$ 20,821	$ 9,970

The accompanying notes are an integral part of these financial statements.
9

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

	ING BlackRock	ING Clarion
	Large Cap	Global Real	ING Clarion
	Growth	Estate	Global Real	ING Clarion	ING Evergreen
	Portfolio -	Portfolio -	Estate	Real Estate	Health Sciences
	Institutional	Institutional	Portfolio -	Portfolio -	Portfolio -
	Class	Class	Service Class	Service Class	Service Class
Assets
Investments in mutual funds
at fair value	$ 23,584	$ 1,446	$ 1,052	$ 1,393	$ 272
Total assets	23,584	1,446	1,052	1,393	272
Net assets	$ 23,584	$ 1,446	$ 1,052	$ 1,393	$ 272

Net assets
Accumulation units	$ 21,824	$ 1,446	$ 1,052	$ 1,393	$ 272
Contracts in payout (annuitization)
period	1,760	-	-	-	-
Total net assets	$ 23,584	$ 1,446	$ 1,052	$ 1,393	$ 272

Total number of shares	2,897,268	162,997	118,954	86,519	28,183

Cost of shares	$ 34,209	$ 1,523	$ 1,414	$ 1,727	$ 276

The accompanying notes are an integral part of these financial statements.
10

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

	ING Evergreen	ING FMRSM
	Omega	Diversified Mid	ING FMRSM	ING Franklin	ING Franklin
	Portfolio -	Cap Portfolio -	Diversified Mid	Income	Mutual Shares
	Institutional	Institutional	Cap Portfolio -	Portfolio -	Portfolio -
	Class	Class	Service Class	Service Class	Service Class
Assets
Investments in mutual funds
at fair value	$ 8,351	$ 15,913	$ 1,139	$ 4,354	$ 2,268
Total assets	8,351	15,913	1,139	4,354	2,268
Net assets	$ 8,351	$ 15,913	$ 1,139	$ 4,354	$ 2,268

Net assets
Accumulation units	$ 7,447	$ 14,175	$ 1,139	$ 4,354	$ 2,268
Contracts in payout (annuitization)
period	904	1,738	-	-	-
Total net assets	$ 8,351	$ 15,913	$ 1,139	$ 4,354	$ 2,268

Total number of shares	790,846	1,389,823	99,943	491,923	326,287

Cost of shares	$ 8,335	$ 18,930	$ 1,226	$ 4,986	$ 2,755

The accompanying notes are an integral part of these financial statements.
11

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

			ING JPMorgan		ING JPMorgan
			Emerging	ING JPMorgan	Small Cap Core
	ING Global	ING Janus	Markets Equity	Emerging	Equity
	Resources	Contrarian	Portfolio -	Markets Equity	Portfolio -
	Portfolio -	Portfolio -	Institutional	Portfolio -	Institutional
	Service Class	Service Class	Class	Service Class	Class
Assets
Investments in mutual funds
at fair value	$ 7,826	$ 1,304	$ 5,571	$ 7,077	$ 2,071
Total assets	7,826	1,304	5,571	7,077	2,071
Net assets	$ 7,826	$ 1,304	$ 5,571	$ 7,077	$ 2,071

Net assets
Accumulation units	$ 7,826	$ 1,304	$ 5,571	$ 7,077	$ 2,071
Contracts in payout (annuitization)
period	-	-	-	-	-
Total net assets	$ 7,826	$ 1,304	$ 5,571	$ 7,077	$ 2,071

Total number of shares	472,877	128,892	295,556	376,258	203,855

Cost of shares	$ 10,552	$ 1,047	$ 5,899	$ 7,431	$ 2,664

The accompanying notes are an integral part of these financial statements.
12

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

	ING JPMorgan	ING LifeStyle		ING LifeStyle
	Small Cap Core	Aggressive	ING LifeStyle	Moderate	ING LifeStyle
	Equity	Growth	Growth	Growth	Moderate
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Service Class	Service Class	Service Class	Service Class	Service Class
Assets
Investments in mutual funds
at fair value	$ 127	$ 1,262	$ 4,368	$ 7,537	$ 9,003
Total assets	127	1,262	4,368	7,537	9,003
Net assets	$ 127	$ 1,262	$ 4,368	$ 7,537	$ 9,003

Net assets
Accumulation units	$ 127	$ 1,262	$ 4,368	$ 7,537	$ 9,003
Contracts in payout (annuitization)
period	-	-	-	-	-
Total net assets	$ 127	$ 1,262	$ 4,368	$ 7,537	$ 9,003

Total number of shares	12,563	146,410	474,226	797,576	911,274

Cost of shares	$ 152	$ 1,744	$ 5,630	$ 9,673	$ 10,201

The accompanying notes are an integral part of these financial statements.
13

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

ING Lord
	Abbett	ING Lord		ING Marsico	ING MFS Total
	Affiliated	Abbett	ING Marsico	International	Return
	Portfolio -	Affiliated	Growth	Opportunities	Portfolio -
	Institutional	Portfolio -	Portfolio -	Portfolio -	Institutional
	Class	Service Class	Service Class	Service Class	Class
Assets
Investments in mutual funds
at fair value	$ 3,577	$ 516	$ 1,536	$ 5,562	$ 47,456
Total assets	3,577	516	1,536	5,562	47,456
Net assets	$ 3,577	$ 516	$ 1,536	$ 5,562	$ 47,456

Net assets
Accumulation units	$ 3,577	$ 516	$ 1,536	$ 5,562	$ 47,456
Contracts in payout (annuitization)
period	-	-	-	-	-
Total net assets	$ 3,577	$ 516	$ 1,536	$ 5,562	$ 47,456

Total number of shares	470,717	67,662	113,472	542,104	3,489,433

Cost of shares	$ 5,115	$ 616	$ 1,744	$ 7,812	$ 59,349

The accompanying notes are an integral part of these financial statements.
14

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

ING Pioneer
	ING MFS	ING MFS	ING PIMCO	Equity Income	ING Pioneer
	Total Return	Utilities	High Yield	Portfolio -	Fund Portfolio -
	Portfolio -	Portfolio -	Portfolio -	Institutional	Institutional
	Service Class	Service Class	Service Class	Class	Class
Assets
Investments in mutual funds
at fair value	$ 1,299	$ 2,156	$ 3,987	$ 3,357	$ 11,132
Total assets	1,299	2,156	3,987	3,357	11,132
Net assets	$ 1,299	$ 2,156	$ 3,987	$ 3,357	$ 11,132

Net assets
Accumulation units	$ 1,299	$ 2,156	$ 3,987	$ 3,357	$ 8,082
Contracts in payout (annuitization)
period	-	-	-	-	3,050
Total net assets	$ 1,299	$ 2,156	$ 3,987	$ 3,357	$ 11,132

Total number of shares	95,470	183,035	427,328	515,633	1,220,590

Cost of shares	$ 1,494	$ 2,707	$ 3,631	$ 4,486	$ 13,673

The accompanying notes are an integral part of these financial statements.
15

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

	ING Pioneer		ING T. Rowe	ING T. Rowe
	Mid Cap Value	ING Pioneer	Price Capital	Price Equity	ING Templeton
	Portfolio -	Mid Cap Value	Appreciation	Income	Global Growth
	Institutional	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Class	Service Class	Service Class	Service Class	Service Class
Assets
Investments in mutual funds
at fair value	$ 2,670	$ 696	$ 10,574	$ 5,629	$ 503
Total assets	2,670	696	10,574	5,629	503
Net assets	$ 2,670	$ 696	$ 10,574	$ 5,629	$ 503

Net assets
Accumulation units	$ 2,670	$ 696	$ 10,574	$ 5,629	$ 503
Contracts in payout (annuitization)
period	-	-	-	-	-
Total net assets	$ 2,670	$ 696	$ 10,574	$ 5,629	$ 503

Total number of shares	290,217	75,773	541,688	560,625	49,103

Cost of shares	$ 3,297	$ 752	$ 11,934	$ 6,267	$ 657

The accompanying notes are an integral part of these financial statements.
16

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

ING Van
	Kampen	ING Wells		ING American
	Growth and	Fargo Small	ING Money	Century Small-	ING Baron
	Income	Cap Disciplined	Market	Mid Cap Value	Asset
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Service Class	Service Class	Class I	Service Class	Service Class
Assets
Investments in mutual funds
at fair value	$ 917	$ 287	$ 158,090	$ 1,489	$ 312
Total assets	917	287	158,090	1,489	312
Net assets	$ 917	$ 287	$ 158,090	$ 1,489	$ 312

Net assets
Accumulation units	$ 917	$ 287	$ 152,622	$ 1,489	$ 312
Contracts in payout (annuitization)
period	-	-	5,468	-	-
Total net assets	$ 917	$ 287	$ 158,090	$ 1,489	$ 312

Total number of shares	48,456	37,701	158,090,279	161,452	35,109

Cost of shares	$ 1,093	$ 264	$ 158,090	$ 1,574	$ 363

The accompanying notes are an integral part of these financial statements.
17

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

ING Legg
	ING Baron	ING Columbia			Mason Partners
	Small Cap	Small Cap	ING Davis New	ING JPMorgan	Aggressive
	Growth	Value	York Venture	Mid Cap Value	Growth
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Service Class	Service Class	Service Class	Service Class	Initial Class
Assets
Investments in mutual funds
at fair value	$ 3,224	$ 719	$ 2,429	$ 1,723	$ 18,757
Total assets	3,224	719	2,429	1,723	18,757
Net assets	$ 3,224	$ 719	$ 2,429	$ 1,723	$ 18,757

Net assets
Accumulation units	$ 3,224	$ 719	$ 2,429	$ 1,723	$ 17,923
Contracts in payout (annuitization)
period	-	-	-	-	834
Total net assets	$ 3,224	$ 719	$ 2,429	$ 1,723	$ 18,757

Total number of shares	226,721	88,429	162,477	158,252	501,801

Cost of shares	$ 3,810	$ 868	$ 2,637	$ 2,265	$ 17,467

The accompanying notes are an integral part of these financial statements.
18

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

		ING	ING
	ING	Oppenheimer	Oppenheimer
	Oppenheimer	Strategic	Strategic	ING PIMCO	ING Pioneer
	Global	Income	Income	Total Return	High Yield
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Initial Class	Initial Class	Service Class	Service Class	Initial Class
Assets
Investments in mutual funds
at fair value	$ 90,500	$ 44,250	$ 107	$ 13,394	$ 19,223
Total assets	90,500	44,250	107	13,394	19,223
Net assets	$ 90,500	$ 44,250	$ 107	$ 13,394	$ 19,223

Net assets
Accumulation units	$ 87,362	$ 41,410	$ -	$ 13,394	$ 17,159
Contracts in payout (annuitization)
period	3,138	2,840	107	-	2,064
Total net assets	$ 90,500	$ 44,250	$ 107	$ 13,394	$ 19,223

Total number of shares	7,815,162	4,230,429	10,193	1,163,700	1,949,603

Cost of shares	$ 100,399	$ 44,332	$ 91	$ 13,021	$ 16,601

The accompanying notes are an integral part of these financial statements.
19

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

ING Solution
	ING Solution	ING Solution	ING Solution	ING Solution	Income
	2015 Portfolio -	2025 Portfolio -	2035 Portfolio -	2045 Portfolio -	Portfolio -
	Service Class	Service Class	Service Class	Service Class	Service Class
Assets
Investments in mutual funds
at fair value	$ 2,969	$ 1,764	$ 2,089	$ 1,115	$ 1,731
Total assets	2,969	1,764	2,089	1,115	1,731
Net assets	$ 2,969	$ 1,764	$ 2,089	$ 1,115	$ 1,731

Net assets
Accumulation units	$ 2,969	$ 1,764	$ 2,089	$ 1,115	$ 1,731
Contracts in payout (annuitization)
period	-	-	-	-	-
Total net assets	$ 2,969	$ 1,764	$ 2,089	$ 1,115	$ 1,731

Total number of shares	302,931	185,511	218,560	116,967	171,941

Cost of shares	$ 3,331	$ 1,888	$ 2,237	$ 1,225	$ 1,796

The accompanying notes are an integral part of these financial statements.
20

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

ING T. Rowe
	Price	ING T. Rowe		ING	ING UBS U.S.
	Diversified Mid	Price Growth	ING Templeton	Thornburg	Large Cap
	Cap Growth	Equity	Foreign Equity	Value	Equity
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Initial Class	Initial Class	Initial Class	Initial Class	Initial Class
Assets
Investments in mutual funds
at fair value	$ 40,692	$ 30,555	$ 20,952	$ 16,251	$ 16,581
Total assets	40,692	30,555	20,952	16,251	16,581
Net assets	$ 40,692	$ 30,555	$ 20,952	$ 16,251	$ 16,581

Net assets
Accumulation units	$ 40,692	$ 26,934	$ 19,458	$ 14,087	$ 16,581
Contracts in payout (annuitization)
period	-	3,621	1,494	2,164	-
Total net assets	$ 40,692	$ 30,555	$ 20,952	$ 16,251	$ 16,581

Total number of shares	6,408,141	713,398	2,044,057	592,031	2,156,213

Cost of shares	$ 49,961	$ 33,435	$ 25,360	$ 15,640	$ 18,023

The accompanying notes are an integral part of these financial statements.
21

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

	ING Van	ING Van	ING Strategic	ING Strategic	ING Strategic
	Kampen	Kampen Equity	Allocation	Allocation	Allocation
	Comstock	and Income	Conservative	Growth	Moderate
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Service Class	Initial Class	Class I	Class I	Class I
Assets
Investments in mutual funds
at fair value	$ 1,041	$ 68,419	$ 8,744	$ 9,302	$ 9,604
Total assets	1,041	68,419	8,744	9,302	9,604
Net assets	$ 1,041	$ 68,419	$ 8,744	$ 9,302	$ 9,604

Net assets
Accumulation units	$ 1,041	$ 68,419	$ 6,195	$ 7,067	$ 7,249
Contracts in payout (annuitization)
period	-	-	2,549	2,235	2,355
Total net assets	$ 1,041	$ 68,419	$ 8,744	$ 9,302	$ 9,604

Total number of shares	119,348	2,234,458	919,480	1,032,456	1,039,432

Cost of shares	$ 1,297	$ 76,016	$ 10,787	$ 12,763	$ 13,264

The accompanying notes are an integral part of these financial statements.
22

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

ING Growth
	and Income	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.
	Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio -
	Class I	Series 5	Series 6	Series 7	Series 8
Assets
Investments in mutual funds
at fair value	$ 214,073	$ 1,483	$ 19,085	$ 11,094	$ 9,009
Total assets	214,073	1,483	19,085	11,094	9,009
Net assets	$ 214,073	$ 1,483	$ 19,085	$ 11,094	$ 9,009

Net assets
Accumulation units	$ 161,477	$ 1,483	$ 19,085	$ 11,094	$ 9,009
Contracts in payout (annuitization)
period	52,596	-	-	-	-
Total net assets	$ 214,073	$ 1,483	$ 19,085	$ 11,094	$ 9,009

Total number of shares	11,423,334	192,639	2,367,856	1,409,657	1,140,380

Cost of shares	$ 218,290	$ 1,831	$ 22,901	$ 13,400	$ 10,895

The accompanying notes are an integral part of these financial statements.
23

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.
	Core Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio -
	Series 9	Series 10	Series 11	Series 12	Series 13
Assets
Investments in mutual funds
at fair value	$ 7,334	$ 4,954	$ 6,274	$ 16,078	$ 15,226
Total assets	7,334	4,954	6,274	16,078	15,226
Net assets	$ 7,334	$ 4,954	$ 6,274	$ 16,078	$ 15,226

Net assets
Accumulation units	$ 7,334	$ 4,954	$ 6,274	$ 16,078	$ 15,226
Contracts in payout (annuitization)
period	-	-	-	-	-
Total net assets	$ 7,334	$ 4,954	$ 6,274	$ 16,078	$ 15,226

Total number of shares	937,901	618,460	800,314	2,096,210	1,611,224

Cost of shares	$ 8,886	$ 5,906	$ 7,443	$ 19,447	$ 16,205

The accompanying notes are an integral part of these financial statements.
24

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

ING BlackRock
Science and
		Technology	ING Index Plus	ING Index Plus	ING Index Plus
	ING GET U.S.	Opportunities	LargeCap	MidCap	SmallCap
	Core Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Series 14	Class I	Class I	Class I	Class I
Assets
Investments in mutual funds
at fair value	$ 13,715	$ 5,153	$ 83,587	$ 8,961	$ 3,967
Total assets	13,715	5,153	83,587	8,961	3,967
Net assets	$ 13,715	$ 5,153	$ 83,587	$ 8,961	$ 3,967

Net assets
Accumulation units	$ 13,715	$ 5,153	$ 64,162	$ 8,961	$ 3,967
Contracts in payout (annuitization)
period	-	-	19,425	-	-
Total net assets	$ 13,715	$ 5,153	$ 83,587	$ 8,961	$ 3,967

Total number of shares	1,375,620	1,125,168	7,125,953	733,877	362,958

Cost of shares	$ 13,990	$ 5,384	$ 109,926	$ 12,474	$ 5,705

The accompanying notes are an integral part of these financial statements.
25

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

	ING	ING	ING	ING Russell™	ING Russell™
	International	International	Opportunistic	Large Cap	Large Cap
	Index	Index	Large Cap	Growth Index	Index
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Class I	Class S	Class I	Class I	Class I
Assets
Investments in mutual funds
at fair value	$ 12,079	$ 60	$ 13,419	$ 28,224	$ 19,666
Total assets	12,079	60	13,419	28,224	19,666
Net assets	$ 12,079	$ 60	$ 13,419	$ 28,224	$ 19,666

Net assets
Accumulation units	$ 10,863	$ 60	$ 12,321	$ 27,825	$ 15,708
Contracts in payout (annuitization)
period	1,216	-	1,098	399	3,958
Total net assets	$ 12,079	$ 60	$ 13,419	$ 28,224	$ 19,666

Total number of shares	1,494,917	7,420	1,473,045	2,379,742	2,338,388

Cost of shares	$ 11,244	$ 56	$ 14,590	$ 25,930	$ 17,588

The accompanying notes are an integral part of these financial statements.
26

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

	ING Russell™	ING Russell™	ING Russell™		ING Russell™
	Large Cap	Large Cap	Mid Cap	ING Russell™	Small Cap
	Value Index	Value Index	Growth Index	Mid Cap Index	Index
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Class I	Class S	Class S	Class I	Class I
Assets
Investments in mutual funds
at fair value	$ 10,879	$ 1,599	$ 97	$ 123	$ 111
Total assets	10,879	1,599	97	123	111
Net assets	$ 10,879	$ 1,599	$ 97	$ 123	$ 111

Net assets
Accumulation units	$ 10,879	$ 1,599	$ 97	$ 123	$ 111
Contracts in payout (annuitization)
period	-	-	-	-	-
Total net assets	$ 10,879	$ 1,599	$ 97	$ 123	$ 111

Total number of shares	890,980	131,026	7,884	14,042	11,784

Cost of shares	$ 9,519	$ 1,400	$ 91	$ 105	$ 86

The accompanying notes are an integral part of these financial statements.
27

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

ING
	ING Small	ING U.S. Bond	International	ING MidCap	ING MidCap
	Company	Index	Value	Opportunities	Opportunities
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Class I	Class I	Class I	Class I	Class S
Assets
Investments in mutual funds
at fair value	$ 30,651	$ 612	$ 3,357	$ 475	$ 2,955
Total assets	30,651	612	3,357	475	2,955
Net assets	$ 30,651	$ 612	$ 3,357	$ 475	$ 2,955

Net assets
Accumulation units	$ 26,379	$ 612	$ 3,357	$ 475	$ 2,955
Contracts in payout (annuitization)
period	4,272	-	-	-	-
Total net assets	$ 30,651	$ 612	$ 3,357	$ 475	$ 2,955

Total number of shares	2,166,121	57,987	393,095	56,831	360,784

Cost of shares	$ 40,665	$ 592	$ 4,189	$ 433	$ 2,427

The accompanying notes are an integral part of these financial statements.
28

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

				Janus Aspen	Janus Aspen
			Janus Aspen	Series	Series Flexible
	ING SmallCap	ING SmallCap	Series Balanced	Enterprise	Bond
	Opportunities	Opportunities	Portfolio -	Portfolio -	Portfolio -
	Portfolio -	Portfolio -	Institutional	Institutional	Institutional
	Class I	Class S	Shares	Shares	Shares
Assets
Investments in mutual funds
at fair value	$ 334	$ 2,104	$ 19	$ 2	$ 3
Total assets	334	2,104	19	2	3
Net assets	$ 334	$ 2,104	$ 19	$ 2	$ 3

Net assets
Accumulation units	$ 334	$ 2,104	$ 19	$ 2	$ 3
Contracts in payout (annuitization)
period	-	-	-	-	-
Total net assets	$ 334	$ 2,104	$ 19	$ 2	$ 3

Total number of shares	21,571	138,699	720	59	227

Cost of shares	$ 248	$ 2,464	$ 19	$ 2	$ 3

The accompanying notes are an integral part of these financial statements.
29

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

Janus Aspen
	Janus Aspen	Series	Lord Abbett
	Series Janus	Worldwide	Series Fund -
	Portfolio -	Portfolio -	Mid-Cap Value	Oppenheimer	Oppenheimer
	Institutional	Institutional	Portfolio -	Global	Main Street
	Shares	Shares	Class VC	Securities/VA	Fund®/VA
Assets
Investments in mutual funds
at fair value	$ 2	$ 2	$ 1,963	$ 61	$ 286
Total assets	2	2	1,963	61	286
Net assets	$ 2	$ 2	$ 1,963	$ 61	$ 286

Net assets
Accumulation units	$ 2	$ 2	$ 1,963	$ 61	$ -
Contracts in payout (annuitization)
period	-	-	-	-	286
Total net assets	$ 2	$ 2	$ 1,963	$ 61	$ 286

Total number of shares	81	91	155,709	2,414	16,607

Cost of shares	$ 2	$ 3	$ 2,848	$ 77	$ 383

The accompanying notes are an integral part of these financial statements.
30

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

			PIMCO Real	Pioneer
	Oppenheimer		Return	Emerging	Pioneer High
	Main Street	Oppenheimer	Portfolio -	Markets VCT	Yield VCT
	Small Cap	MidCap	Administrative	Portfolio -	Portfolio -
	Fund®/VA	Fund/VA	Class	Class I	Class I
Assets
Investments in mutual funds
at fair value	$ 529	$ 56	$ 6,916	$ 3,221	$ 368
Total assets	529	56	6,916	3,221	368
Net assets	$ 529	$ 56	$ 6,916	$ 3,221	$ 368

Net assets
Accumulation units	$ 529	$ -	$ 6,916	$ 3,221	$ 368
Contracts in payout (annuitization)
period	-	56	-	-	-
Total net assets	$ 529	$ 56	$ 6,916	$ 3,221	$ 368

Total number of shares	38,247	1,628	544,980	126,053	40,594

Cost of shares	$ 637	$ 46	$ 6,637	$ 2,921	$ 325

The accompanying notes are an integral part of these financial statements.
31

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Assets and Liabilities
September 30, 2009
(Dollars in thousands)

Premier VIT
OpCap Mid
	Cap Portfolio -	Wanger
	Class I	International	Wanger Select	Wanger USA
Assets
Investments in mutual funds
at fair value	$ 581	$ 1,095	$ 2,672	$ 412
Total assets	581	1,095	2,672	412
Net assets	$ 581	$ 1,095	$ 2,672	$ 412

Net assets
Accumulation units	$ 581	$ 1,095	$ 2,672	$ 412
Contracts in payout (annuitization)
period	-	-	-	-
Total net assets	$ 581	$ 1,095	$ 2,672	$ 412

Total number of shares	50,714	37,860	126,832	15,877

Cost of shares	$ 507	$ 985	$ 3,117	$ 418

The accompanying notes are an integral part of these financial statements.
32

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

	AIM V.I.
	Capital				Federated
	Appreciation	AIM V.I. Core	Calvert Social	Federated	Clover Value
	Fund - Series I	Equity Fund -	Balanced	Capital Income	Fund II -
	Shares	Series I Shares	Portfolio	Fund II	Primary Shares
Net investment income (loss)
Income:
Dividends	$ -	$ -	$ -	$ 91	$ 206
Total investment income	-	-	-	91	206
Expenses:
Mortality and expense risk and
other charges	3	9	9	15	77
Total expenses	3	9	9	15	77
Net investment income (loss)	(3)	(9)	(9)	76	129

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(31)	(49)	(150)	(41)	(2,367)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	(31)	(49)	(150)	(41)	(2,367)
Net unrealized appreciation
(depreciation) of investments	102	306	344	243	2,704
Net realized and unrealized gain (loss)
on investments	71	257	194	202	337
Net increase (decrease) in net assets
resulting from operations	$ 68	$ 248	$ 185	$ 278	$ 466

The accompanying notes are an integral part of these financial statements.
33

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

		Federated Fund	Federated High		Federated Mid
	Federated	for U.S.	Income Bond	Federated	Cap Growth
	Equity Income	Government	Fund II -	International	Strategies
	Fund II	Securities II	Primary Shares	Equity Fund II	Fund II
Net investment income (loss)
Income:
Dividends	$ 100	$ 89	$ 452	$ 42	$ -
Total investment income	100	89	452	42	-
Expenses:
Mortality and expense risk and
other charges	22	19	40	14	24
Total expenses	22	19	40	14	24
Net investment income (loss)	78	70	412	28	(24)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(60)	(1)	(268)	(79)	(327)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	(60)	(1)	(268)	(79)	(327)
Net unrealized appreciation
(depreciation) of investments	132	(1)	1,205	425	851
Net realized and unrealized gain (loss)
on investments	72	(2)	937	346	524
Net increase (decrease) in net assets
resulting from operations	$ 150	$ 68	$ 1,349	$ 374	$ 500

The accompanying notes are an integral part of these financial statements.
34

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

		Fidelity® VIP	Fidelity® VIP	Fidelity® VIP	Fidelity® VIP
	Federated	Equity-Income	Growth	High Income	Overseas
	Prime Money	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Fund II	Initial Class	Initial Class	Initial Class	Initial Class
Net investment income (loss)
Income:
Dividends	$ 8	$ 77	$ 1	$ -	$ -
Total investment income	8	77	1	-	-
Expenses:
Mortality and expense risk and
other charges	18	517	51	2	30
Total expenses	18	517	51	2	30
Net investment income (loss)	(10)	(440)	(50)	(2)	(30)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	-	(6,715)	(386)	(6)	(615)
Capital gains distributions	-	-	1	-	6
Total realized gain (loss) on investments
and capital gains distributions	-	(6,715)	(385)	(6)	(609)
Net unrealized appreciation
(depreciation) of investments	-	19,692	1,866	67	1,568
Net realized and unrealized gain (loss)
on investments	-	12,977	1,481	61	959
Net increase (decrease) in net assets
resulting from operations	$ (10)	$ 12,537	$ 1,431	$ 59	$ 929

The accompanying notes are an integral part of these financial statements.
35

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

			Fidelity® VIP
	Fidelity® VIP	Fidelity® VIP	Investment	Franklin Small
	Contrafund®	Index 500	Grade Bond	Cap Value	ING Balanced
	Portfolio -	Portfolio -	Portfolio -	Securities Fund	Portfolio -
	Initial Class	Initial Class	Initial Class	- Class 2	Class I
Net investment income (loss)
Income:
Dividends	$ 104	$ 63	$ 47	$ 47	$ 3,562
Total investment income	104	63	47	47	3,562
Expenses:
Mortality and expense risk and
other charges	931	209	10	18	674
Total expenses	931	209	10	18	674
Net investment income (loss)	(827)	(146)	37	29	2,888

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(6,238)	(718)	(5)	(347)	(3,022)
Capital gains distributions	-	485	1	128	-
Total realized gain (loss) on investments
and capital gains distributions	(6,238)	(233)	(4)	(219)	(3,022)
Net unrealized appreciation
(depreciation) of investments	34,166	3,675	78	874	9,557
Net realized and unrealized gain (loss)
on investments	27,928	3,442	74	655	6,535
Net increase (decrease) in net assets
resulting from operations	$ 27,101	$ 3,296	$ 111	$ 684	$ 9,423

The accompanying notes are an integral part of these financial statements.
36

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

	ING	ING
	Intermediate	AllianceBernstein		ING American	ING American
	Bond	Mid Cap Growth	ING American	Funds Growth-	Funds
	Portfolio -	Portfolio - Service	Funds Growth	Income	International
	Class I	Class	Portfolio	Portfolio	Portfolio
Net investment income (loss)
Income:
Dividends	$ 552	$ -	$ 249	$ 269	$ 512
Total investment income	552	-	249	269	512
Expenses:
Mortality and expense risk and
other charges	915	1	115	102	124
Total expenses	915	1	115	102	124
Net investment income (loss)	(363)	(1)	134	167	388

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(4,551)	(53)	(1,707)	(990)	(1,284)
Capital gains distributions	-	-	1,705	844	2,352
Total realized gain (loss) on investments
and capital gains distributions	(4,551)	(53)	(2)	(146)	1,068
Net unrealized appreciation
(depreciation) of investments	13,752	71	3,335	2,170	2,915
Net realized and unrealized gain (loss)
on investments	9,201	18	3,333	2,024	3,983
Net increase (decrease) in net assets
resulting from operations	$ 8,838	$ 17	$ 3,467	$ 2,191	$ 4,371

The accompanying notes are an integral part of these financial statements.
37

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

		ING BlackRock	ING Clarion
		Large Cap	Global Real	ING Clarion
	ING Artio	Growth	Estate	Global Real	ING Clarion
	Foreign	Portfolio -	Portfolio -	Estate	Real Estate
	Portfolio -	Institutional	Institutional	Portfolio -	Portfolio -
	Service Class	Class	Class	Service Class	Service Class
Net investment income (loss)
Income:
Dividends	$ 248	$ 133	$ 28	$ 24	$ 42
Total investment income	248	133	28	24	42
Expenses:
Mortality and expense risk and
other charges	46	193	6	8	6
Total expenses	46	193	6	8	6
Net investment income (loss)	202	(60)	22	16	36

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(1,823)	(2,409)	(122)	(193)	(319)
Capital gains distributions	-	-	-	-	26
Total realized gain (loss) on investments
and capital gains distributions	(1,823)	(2,409)	(122)	(193)	(293)
Net unrealized appreciation
(depreciation) of investments	2,577	6,709	372	407	479
Net realized and unrealized gain (loss)
on investments	754	4,300	250	214	186
Net increase (decrease) in net assets
resulting from operations	$ 956	$ 4,240	$ 272	$ 230	$ 222

The accompanying notes are an integral part of these financial statements.
38

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

		ING Evergreen	ING FMRSM
	ING Evergreen	Omega	Diversified Mid	ING FMRSM	ING Franklin
	Health Sciences	Portfolio -	Cap Portfolio -	Diversified Mid	Income
	Portfolio -	Institutional	Institutional	Cap Portfolio -	Portfolio -
	Service Class	Class	Class	Service Class	Service Class
Net investment income (loss)
Income:
Dividends	$ -	$ 39	$ 14	$ 1	$ 254
Total investment income	-	39	14	1	254
Expenses:
Mortality and expense risk and
other charges	3	70	128	6	34
Total expenses	3	70	128	6	34
Net investment income (loss)	(3)	(31)	(114)	(5)	220

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(194)	(245)	(1,602)	(88)	(361)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	(194)	(245)	(1,602)	(88)	(361)
Net unrealized appreciation
(depreciation) of investments	219	2,146	5,643	359	931
Net realized and unrealized gain (loss)
on investments	25	1,901	4,041	271	570
Net increase (decrease) in net assets
resulting from operations	$ 22	$ 1,870	$ 3,927	$ 266	$ 790

The accompanying notes are an integral part of these financial statements.
39

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

					ING Index Plus
			ING Growth		International
	ING Franklin	ING Global	and Income	ING Growth	Equity
	Mutual Shares	Resources	Portfolio II -	and Income	Portfolio -
	Portfolio -	Portfolio -	Institutional	Portfolio II -	Institutional
	Service Class	Service Class	Class	Service Class	Class
Net investment income (loss)
Income:
Dividends	$ 3	$ 23	$ 235	$ 5	$ 617
Total investment income	3	23	235	5	617
Expenses:
Mortality and expense risk and
other charges	18	49	48	1	65
Total expenses	18	49	48	1	65
Net investment income (loss)	(15)	(26)	187	4	552

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(208)	(872)	(9,466)	(237)	(10,801)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	(208)	(872)	(9,466)	(237)	(10,801)
Net unrealized appreciation
(depreciation) of investments	606	2,540	10,270	252	11,730
Net realized and unrealized gain (loss)
on investments	398	1,668	804	15	929
Net increase (decrease) in net assets
resulting from operations	$ 383	$ 1,642	$ 991	$ 19	$ 1,481

The accompanying notes are an integral part of these financial statements.
40

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

			ING JPMorgan		ING JPMorgan
	ING Index Plus		Emerging	ING JPMorgan	Small Cap Core
	International	ING Janus	Markets Equity	Emerging	Equity
	Equity	Contrarian	Portfolio -	Markets Equity	Portfolio -
	Portfolio -	Portfolio -	Institutional	Portfolio -	Institutional
	Service Class	Service Class	Class	Service Class	Class
Net investment income (loss)
Income:
Dividends	$ 38	$ 7	$ 71	$ 75	$ 14
Total investment income	38	7	71	75	14
Expenses:
Mortality and expense risk and
other charges	3	6	39	32	16
Total expenses	3	6	39	32	16
Net investment income (loss)	35	1	32	43	(2)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(621)	(44)	(1,122)	(569)	(217)
Capital gains distributions	-	-	-	-	42
Total realized gain (loss) on investments
and capital gains distributions	(621)	(44)	(1,122)	(569)	(175)
Net unrealized appreciation
(depreciation) of investments	691	304	2,904	2,916	544
Net realized and unrealized gain (loss)
on investments	70	260	1,782	2,347	369
Net increase (decrease) in net assets
resulting from operations	$ 105	$ 261	$ 1,814	$ 2,390	$ 367

The accompanying notes are an integral part of these financial statements.
41

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

		ING JPMorgan
	ING JPMorgan	Value	ING JPMorgan	ING LifeStyle
	Small Cap Core	Opportunities	Value	Aggressive	ING LifeStyle
	Equity	Portfolio -	Opportunities	Growth	Growth
	Portfolio -	Institutional	Portfolio -	Portfolio -	Portfolio -
	Service Class	Class	Service Class	Service Class	Service Class
Net investment income (loss)
Income:
Dividends	$ -	$ 549	$ 78	$ 31	$ 138
Total investment income	-	549	78	31	138
Expenses:
Mortality and expense risk and
other charges	-	60	10	10	40
Total expenses	-	60	10	10	40
Net investment income (loss)	-	489	68	21	98

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(7)	(7,744)	(1,058)	(111)	(949)
Capital gains distributions	3	-	-	17	90
Total realized gain (loss) on investments
and capital gains distributions	(4)	(7,744)	(1,058)	(94)	(859)
Net unrealized appreciation
(depreciation) of investments	28	7,825	1,092	321	1,568
Net realized and unrealized gain (loss)
on investments	24	81	34	227	709
Net increase (decrease) in net assets
resulting from operations	$ 24	$ 570	$ 102	$ 248	$ 807

The accompanying notes are an integral part of these financial statements.
42

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

			ING Lord
	ING LifeStyle		Abbett	ING Lord
	Moderate	ING LifeStyle	Affiliated	Abbett	ING Marsico
	Growth	Moderate	Portfolio -	Affiliated	Growth
	Portfolio -	Portfolio -	Institutional	Portfolio -	Portfolio -
	Service Class	Service Class	Class	Service Class	Service Class
Net investment income (loss)
Income:
Dividends	$ 244	$ 290	$ 4	$ 1	$ 13
Total investment income	244	290	4	1	13
Expenses:
Mortality and expense risk and
other charges	61	72	20	5	9
Total expenses	61	72	20	5	9
Net investment income (loss)	183	218	(16)	(4)	4

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(415)	(426)	(1,035)	(140)	(237)
Capital gains distributions	138	102	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	(277)	(324)	(1,035)	(140)	(237)
Net unrealized appreciation
(depreciation) of investments	1,340	1,389	1,480	220	517
Net realized and unrealized gain (loss)
on investments	1,063	1,065	445	80	280
Net increase (decrease) in net assets
resulting from operations	$ 1,246	$ 1,283	$ 429	$ 76	$ 284

The accompanying notes are an integral part of these financial statements.
43

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

					ING
	ING Marsico	ING MFS Total			Oppenheimer
	International	Return	ING MFS Total	ING MFS	Main Street
	Opportunities	Portfolio -	Return	Utilities	Portfolio® -
	Portfolio -	Institutional	Portfolio -	Portfolio -	Institutional
	Service Class	Class	Service Class	Service Class	Class
Net investment income (loss)
Income:
Dividends	$ 65	$ 100	$ 3	$ 33	$ 11
Total investment income	65	100	3	33	11
Expenses:
Mortality and expense risk and
other charges	43	419	7	13	10
Total expenses	43	419	7	13	10
Net investment income (loss)	22	(319)	(4)	20	1

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(975)	(4,105)	(204)	(541)	(730)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	(975)	(4,105)	(204)	(541)	(730)
Net unrealized appreciation
(depreciation) of investments	2,461	10,111	334	957	791
Net realized and unrealized gain (loss)
on investments	1,486	6,006	130	416	61
Net increase (decrease) in net assets
resulting from operations	$ 1,508	$ 5,687	$ 126	$ 436	$ 62

The accompanying notes are an integral part of these financial statements.
44

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

	ING		ING Pioneer	ING Pioneer	ING Pioneer
	Oppenheimer	ING PIMCO	Equity Income	Fund	Mid Cap Value
	Main Street	High Yield	Portfolio -	Portfolio -	Portfolio -
	Portfolio® -	Portfolio -	Institutional	Institutional	Institutional
	Service Class	Service Class	Class	Class	Class
Net investment income (loss)
Income:
Dividends	$ 1	$ 171	$ -	$ -	$ 3
Total investment income	1	171	-	-	3
Expenses:
Mortality and expense risk and
other charges	1	23	20	88	15
Total expenses	1	23	20	88	15
Net investment income (loss)	-	148	(20)	(88)	(12)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(53)	(182)	(626)	(611)	(278)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	(53)	(182)	(626)	(611)	(278)
Net unrealized appreciation
(depreciation) of investments	61	1,024	760	1,989	735
Net realized and unrealized gain (loss)
on investments	8	842	134	1,378	457
Net increase (decrease) in net assets
resulting from operations	$ 8	$ 990	$ 114	$ 1,290	$ 445

The accompanying notes are an integral part of these financial statements.
45

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

					ING Van
		ING T. Rowe	ING T. Rowe		Kampen
	ING Pioneer	Price Capital	Price Equity	ING Templeton	Capital Growth
	Mid Cap Value	Appreciation	Income	Global Growth	Portfolio -
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Institutional
	Service Class	Service Class	Service Class	Service Class	Class
Net investment income (loss)
Income:
Dividends	$ 1	$ 15	$ 10	$ 10	$ 235
Total investment income	1	15	10	10	235
Expenses:
Mortality and expense risk and
other charges	6	56	34	5	174
Total expenses	6	56	34	5	174
Net investment income (loss)	(5)	(41)	(24)	5	61

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(224)	(960)	(1,080)	(82)	(16,197)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	(224)	(960)	(1,080)	(82)	(16,197)
Net unrealized appreciation
(depreciation) of investments	333	3,035	1,948	178	21,468
Net realized and unrealized gain (loss)
on investments	109	2,075	868	96	5,271
Net increase (decrease) in net assets
resulting from operations	$ 104	$ 2,034	$ 844	$ 101	$ 5,332

The accompanying notes are an integral part of these financial statements.
46

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

	ING Van			ING American
	Kampen	ING Wells		Century Large	ING American
	Growth and	Fargo Small	ING Money	Company	Century Small-
	Income	Cap Disciplined	Market	Value	Mid Cap Value
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Service Class	Service Class	Class I	Service Class	Service Class
Net investment income (loss)
Income:
Dividends	$ 1	$ 2	$ 457	$ 3	$ 22
Total investment income	1	2	457	3	22
Expenses:
Mortality and expense risk and
other charges	5	2	1,683	1	7
Total expenses	5	2	1,683	1	7
Net investment income (loss)	(4)	-	(1,226)	2	15

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(158)	(33)	-	(20)	(136)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	(158)	(33)	-	(20)	(136)
Net unrealized appreciation
(depreciation) of investments	305	95	-	19	430
Net realized and unrealized gain (loss)
on investments	147	62	-	(1)	294
Net increase (decrease) in net assets
resulting from operations	$ 143	$ 62	$ (1,226)	$ 1	$ 309

The accompanying notes are an integral part of these financial statements
47

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

		ING Baron	ING Columbia
	ING Baron	Small Cap	Small Cap	ING Davis New	ING JPMorgan
	Asset	Growth	Value	York Venture	Mid Cap Value
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Service Class	Service Class	Service Class	Service Class	Service Class
Net investment income (loss)
Income:
Dividends	$ -	$ -	$ 9	$ 15	$ -
Total investment income	-	-	9	15	-
Expenses:
Mortality and expense risk and
other charges	2	19	6	17	9
Total expenses	2	19	6	17	9
Net investment income (loss)	(2)	(19)	3	(2)	(9)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(23)	(244)	(86)	(498)	(155)
Capital gains distributions	-	-	-	-	24
Total realized gain (loss) on investments
and capital gains distributions	(23)	(244)	(86)	(498)	(131)
Net unrealized appreciation
(depreciation) of investments	87	953	204	996	395
Net realized and unrealized gain (loss)
on investments	64	709	118	498	264
Net increase (decrease) in net assets
resulting from operations	$ 62	$ 690	$ 121	$ 496	$ 255

The accompanying notes are an integral part of these financial statements.
48

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

	ING Legg
	Mason				ING
	Partners	ING Neuberger	ING Neuberger	ING	Oppenheimer
	Aggressive	Berman	Berman	Oppenheimer	Strategic
	Growth	Partners	Partners	Global	Income
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Initial Class	Initial Class	Service Class	Initial Class	Initial Class
Net investment income (loss)
Income:
Dividends	$ -	$ 563	$ 6	$ 1,991	$ 474
Total investment income	-	563	6	1,991	474
Expenses:
Mortality and expense risk and
other charges	154	97	1	677	374
Total expenses	154	97	1	677	374
Net investment income (loss)	(154)	466	5	1,314	100

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	213	(10,941)	(22)	(2,891)	(869)
Capital gains distributions	-	-	-	1,438	-
Total realized gain (loss) on investments
and capital gains distributions	213	(10,941)	(22)	(1,453)	(869)
Net unrealized appreciation
(depreciation) of investments	3,873	12,537	38	21,908	7,217
Net realized and unrealized gain (loss)
on investments	4,086	1,596	16	20,455	6,348
Net increase (decrease) in net assets
resulting from operations	$ 3,932	$ 2,062	$ 21	$ 21,769	$ 6,448

The accompanying notes are an integral part of these financial statements.
49

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

	ING
	Oppenheimer
	Strategic	ING PIMCO	ING Pioneer
	Income	Total Return	High Yield	ING Solution	ING Solution
	Portfolio -	Portfolio -	Portfolio -	2015 Portfolio -	2025 Portfolio -
	Service Class	Service Class	Initial Class	Service Class	Service Class
Net investment income (loss)
Income:
Dividends	$ 1	$ 397	$ 953	$ 113	$ 56
Total investment income	1	397	953	113	56
Expenses:
Mortality and expense risk and
other charges	1	74	141	16	8
Total expenses	1	74	141	16	8
Net investment income (loss)	-	323	812	97	48

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(1)	5	(851)	(112)	(255)
Capital gains distributions	-	439	-	26	1
Total realized gain (loss) on investments
and capital gains distributions	(1)	444	(851)	(86)	(254)
Net unrealized appreciation
(depreciation) of investments	20	511	7,520	432	488
Net realized and unrealized gain (loss)
on investments	19	955	6,669	346	234
Net increase (decrease) in net assets
resulting from operations	$ 19	$ 1,278	$ 7,481	$ 443	$ 282

The accompanying notes are an integral part of these financial statements.
50

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

				ING T. Rowe
				Price	ING T. Rowe
			ING Solution	Diversified Mid	Price Growth
	ING Solution	ING Solution	Income	Cap Growth	Equity
	2035 Portfolio -	2045 Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Service Class	Service Class	Service Class	Initial Class	Initial Class
Net investment income (loss)
Income:
Dividends	$ 52	$ 23	$ 82	$ 14	$ -
Total investment income	52	23	82	14	-
Expenses:
Mortality and expense risk and
other charges	8	5	7	302	251
Total expenses	8	5	7	302	251
Net investment income (loss)	44	18	75	(288)	(251)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(121)	(22)	(72)	(1,932)	(58)
Capital gains distributions	2	8	6	-	-
Total realized gain (loss) on investments
and capital gains distributions	(119)	(14)	(66)	(1,932)	(58)
Net unrealized appreciation
(depreciation) of investments	425	199	149	13,392	7,415
Net realized and unrealized gain (loss)
on investments	306	185	83	11,460	7,357
Net increase (decrease) in net assets
resulting from operations	$ 350	$ 203	$ 158	$ 11,172	$ 7,106

The accompanying notes are an integral part of these financial statements.
51

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

		ING	ING UBS U.S.	ING Van	ING Van
	ING Templeton	Thornburg	Large Cap	Kampen	Kampen Equity
	Foreign Equity	Value	Equity	Comstock	and Income
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Initial Class	Initial Class	Initial Class	Service Class	Initial Class
Net investment income (loss)
Income:
Dividends	$ -	$ 174	$ 44	$ 3	$ 131
Total investment income	-	174	44	3	131
Expenses:
Mortality and expense risk and
other charges	150	121	134	7	557
Total expenses	150	121	134	7	557
Net investment income (loss)	(150)	53	(90)	(4)	(426)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(1,993)	(49)	(644)	(442)	(3,054)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	(1,993)	(49)	(644)	(442)	(3,054)
Net unrealized appreciation
(depreciation) of investments	6,786	4,246	3,820	630	13,868
Net realized and unrealized gain (loss)
on investments	4,793	4,197	3,176	188	10,814
Net increase (decrease) in net assets
resulting from operations	$ 4,643	$ 4,250	$ 3,086	$ 184	$ 10,388

The accompanying notes are an integral part of these financial statements.
52

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

	ING Strategic	ING Strategic	ING Strategic
	Allocation	Allocation	Allocation	ING Growth
	Conservative	Growth	Moderate	and Income	ING GET U.S.
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Core Portfolio -
	Class I	Class I	Class I	Class I	Series 3
Net investment income (loss)
Income:
Dividends	$ 678	$ 850	$ 858	$ -	$ 335
Total investment income	678	850	858	-	335
Expenses:
Mortality and expense risk and
other charges	76	70	83	1,506	59
Total expenses	76	70	83	1,506	59
Net investment income (loss)	602	780	775	(1,506)	276

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(700)	(685)	(1,050)	(5,827)	(1,224)
Capital gains distributions	-	465	284	-	-
Total realized gain (loss) on investments
and capital gains distributions	(700)	(220)	(766)	(5,827)	(1,224)
Net unrealized appreciation
(depreciation) of investments	1,100	879	1,296	46,434	831
Net realized and unrealized gain (loss)
on investments	400	659	530	40,607	(393)
Net increase (decrease) in net assets
resulting from operations	$ 1,002	$ 1,439	$ 1,305	$ 39,101	$ (117)

The accompanying notes are an integral part of these financial statements.
53

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.
	Core Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio -
	Series 4	Series 5	Series 6	Series 7	Series 8
Net investment income (loss)
Income:
Dividends	$ 102	$ 56	$ 422	$ 264	$ 212
Total investment income	102	56	422	264	212
Expenses:
Mortality and expense risk and
other charges	21	19	264	154	124
Total expenses	21	19	264	154	124
Net investment income (loss)	81	37	158	110	88

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(533)	(68)	(888)	(427)	(567)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	(533)	(68)	(888)	(427)	(567)
Net unrealized appreciation
(depreciation) of investments	434	25	629	204	454
Net realized and unrealized gain (loss)
on investments	(99)	(43)	(259)	(223)	(113)
Net increase (decrease) in net assets
resulting from operations	$ (18)	$ (6)	$ (101)	$ (113)	$ (25)

The accompanying notes are an integral part of these financial statements.
54

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.
	Core Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio -
	Series 9	Series 10	Series 11	Series 12	Series 13
Net investment income (loss)
Income:
Dividends	$ 169	$ 150	$ 276	$ 558	$ 597
Total investment income	169	150	276	558	597
Expenses:
Mortality and expense risk and
other charges	96	72	91	225	209
Total expenses	96	72	91	225	209
Net investment income (loss)	73	78	185	333	388

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(252)	(372)	(487)	(1,323)	(298)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	(252)	(372)	(487)	(1,323)	(298)
Net unrealized appreciation
(depreciation) of investments	136	129	113	502	(740)
Net realized and unrealized gain (loss)
on investments	(116)	(243)	(374)	(821)	(1,038)
Net increase (decrease) in net assets
resulting from operations	$ (43)	$ (165)	$ (189)	$ (488)	$ (650)

The accompanying notes are an integral part of these financial statements.
55

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

		ING BlackRock
		Science and
		Technology	ING Index Plus	ING Index Plus	ING Index Plus
	ING GET U.S.	Opportunities	LargeCap	MidCap	SmallCap
	Core Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Series 14	Class I	Class I	Class I	Class I
Net investment income (loss)
Income:
Dividends	$ 666	$ -	$ 2,482	$ 137	$ 64
Total investment income	666	-	2,482	137	64
Expenses:
Mortality and expense risk and
other charges	223	36	678	45	21
Total expenses	223	36	678	45	21
Net investment income (loss)	443	(36)	1,804	92	43

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(104)	(168)	(2,636)	(536)	(183)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	(104)	(168)	(2,636)	(536)	(183)
Net unrealized appreciation
(depreciation) of investments	(802)	1,702	11,525	2,167	717
Net realized and unrealized gain (loss)
on investments	(906)	1,534	8,889	1,631	534
Net increase (decrease) in net assets
resulting from operations	$ (463)	$ 1,498	$ 10,693	$ 1,723	$ 577

The accompanying notes are an integral part of these financial statements.
56

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

			ING
	ING	ING	Opportunistic	ING	ING
	International	International	Large Cap	Opportunistic	Opportunistic
	Index	Index	Growth	Large Cap	Large Cap
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Class I	Class S	Class I	Class I	Class S
Net investment income (loss)
Income:
Dividends	$ -	$ -	$ 77	$ 146	$ 8
Total investment income	-	-	77	146	8
Expenses:
Mortality and expense risk and
other charges	22	-	52	53	2
Total expenses	22	-	52	53	2
Net investment income (loss)	(22)	-	25	93	6

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(34)	-	(672)	(422)	(163)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	(34)	-	(672)	(422)	(163)
Net unrealized appreciation
(depreciation) of investments	939	4	1,912	1,004	166
Net realized and unrealized gain (loss)
on investments	905	4	1,240	582	3
Net increase (decrease) in net assets
resulting from operations	$ 883	$ 4	$ 1,265	$ 675	$ 9

The accompanying notes are an integral part of these financial statements.
57

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

	ING Russell™	ING Russell™	ING Russell™	ING Russell™	ING Russell™
	Large Cap	Large Cap	Large Cap	Large Cap	Mid Cap
	Growth Index	Index	Value Index	Value Index	Growth Index
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Class I	Class I	Class I	Class S	Class S
Net investment income (loss)
Income:
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:
Mortality and expense risk and
other charges	73	52	25	4	-
Total expenses	73	52	25	4	-
Net investment income (loss)	(73)	(52)	(25)	(4)	-

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	55	102	25	3	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	55	102	25	3	-
Net unrealized appreciation
(depreciation) of investments	2,294	2,090	1,360	199	6
Net realized and unrealized gain (loss)
on investments	2,349	2,192	1,385	202	6
Net increase (decrease) in net assets
resulting from operations	$ 2,276	$ 2,140	$ 1,360	$ 198	$ 6

The accompanying notes are an integral part of these financial statements.
58

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

		ING Russell™			ING
	ING Russell™	Small Cap	ING Small	ING U.S. Bond	International
	Mid Cap Index	Index	Company	Index	Value
	Portfolio -	Portfolio - Class	Portfolio - Class	Portfolio -	Portfolio - Class
	Class I	I	I	Class I	I
Net investment income (loss)
Income:
Dividends	$ -	$ -	$ 182	$ 6	$ 48
Total investment income	-	-	182	6	48
Expenses:
Mortality and expense risk and
other charges	-	-	235	3	18
Total expenses	-	-	235	3	18
Net investment income (loss)	-	-	(53)	3	30

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	-	(11)	(2,165)	8	(1,612)
Capital gains distributions	-	-	-	1	-
Total realized gain (loss) on investments
and capital gains distributions	-	(11)	(2,165)	9	(1,612)
Net unrealized appreciation
(depreciation) of investments	31	35	7,304	16	2,223
Net realized and unrealized gain (loss)
on investments	31	24	5,139	25	611
Net increase (decrease) in net assets
resulting from operations	$ 31	$ 24	$ 5,086	$ 28	$ 641

The accompanying notes are an integral part of these financial statements.
59

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

					Janus Aspen
					Series
	ING MidCap	ING MidCap	ING SmallCap	ING SmallCap	Balanced
	Opportunities	Opportunities	Opportunities	Opportunities	Portfolio -
	Portfolio -	Portfolio -	Portfolio -	Portfolio -	Institutional
	Class I	Class S	Class I	Class S	Shares
Net investment income (loss)
Income:
Dividends	$ 1	$ 3	$ -	$ -	$ 1
Total investment income	1	3	-	-	1
Expenses:
Mortality and expense risk and
other charges	3	23	2	16	-
Total expenses	3	23	2	16	-
Net investment income (loss)	(2)	(20)	(2)	(16)	1

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(132)	52	(191)	(144)	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	(132)	52	(191)	(144)	-
Net unrealized appreciation
(depreciation) of investments	241	652	203	562	2
Net realized and unrealized gain (loss)
on investments	109	704	12	418	2
Net increase (decrease) in net assets
resulting from operations	$ 107	$ 684	$ 10	$ 402	$ 3

The accompanying notes are an integral part of these financial statements.
60

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

	Janus Aspen	Janus Aspen			Janus Aspen
	Series	Series Flexible		Janus Aspen	Series	Lord Abbett
	Enterprise	Bond		Series Janus	Worldwide	Series Fund -
	Portfolio -	Portfolio -		Portfolio -	Portfolio -	Mid-Cap Value
	Institutional	Institutional		Institutional	Institutional	Portfolio - Class
	Shares	Shares		Shares	Shares	VC
Net investment income (loss)
Income:
Dividends	$ - $		- $	-	$ -	$ -
Total investment income		-	-	-	-	-
Expenses:
Mortality and expense risk and
other charges		-	-	-	-	12
Total expenses		-	-	-	-	12
Net investment income (loss)		-	-	-	-	(12)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments		-	-	(1)	-	(582)
Capital gains distributions		-	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions		-	-	(1)	-	(582)
Net unrealized appreciation
(depreciation) of investments		-	-	2	1	868
Net realized and unrealized gain (loss)
on investments		-	-	1	1	286
Net increase (decrease) in net assets
resulting from operations	$ - $		- $	1	$ 1	$ 274

The accompanying notes are an integral part of these financial statements.
61

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

					PIMCO Real
			Oppenheimer		Return
	Oppenheimer	Oppenheimer	Main Street	Oppenheimer	Portfolio -
	Global	Main Street	Small Cap	MidCap	Administrative
	Securities/VA	Fund®/VA	Fund®/VA	Fund/VA	Class
Net investment income (loss)
Income:
Dividends	$ 1	$ 5	$ 4	$ -	$ 189
Total investment income	1	5	4	-	189
Expenses:
Mortality and expense risk and
other charges	-	2	3	-	41
Total expenses	-	2	3	-	41
Net investment income (loss)	1	3	1	-	148

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(1)	(11)	(22)	(32)	(159)
Capital gains distributions	1	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	-	(11)	(22)	(32)	(159)
Net unrealized appreciation
(depreciation) of investments	14	57	146	40	992
Net realized and unrealized gain (loss)
on investments	14	46	124	8	833
Net increase (decrease) in net assets
resulting from operations	$ 15	$ 49	$ 125	$ 8	$ 981

The accompanying notes are an integral part of these financial statements.
62

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

	Pioneer
	Emerging	Pioneer High	Premier VIT
	Markets VCT	Yield VCT	OpCap Mid
	Portfolio -	Portfolio -	Cap Portfolio -	Wanger
	Class I	Class I	Class I	International	Wanger Select
Net investment income (loss)
Income:
Dividends	$ 24	$ 22	$ 1	$ 10	$ -
Total investment income	24	22	1	10	-
Expenses:
Mortality and expense risk and
other charges	10	2	1	3	11
Total expenses	10	2	1	3	11
Net investment income (loss)	14	20	-	7	(11)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(817)	(123)	-	(88)	(382)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	(817)	(123)	-	(88)	(382)
Net unrealized appreciation
(depreciation) of investments	1,596	228	74	277	1,209
Net realized and unrealized gain (loss)
on investments	779	105	74	189	827
Net increase (decrease) in net assets
resulting from operations	$ 793	$ 125	$ 74	$ 196	$ 816

The accompanying notes are an integral part of these financial statements.
63

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Operations
September 30, 2009
(Dollars in thousands)

Wanger USA
Net investment income (loss)
Income:
Dividends	$ -
Total investment income	-
Expenses:
Mortality and expense risk and
other charges	2
Total expenses	2
Net investment income (loss)	(2)

Realized and unrealized gain (loss)
on investments
Net realized gain (loss) on investments	(67)
Capital gains distributions	-
Total realized gain (loss) on investments
and capital gains distributions	(67)
Net unrealized appreciation
(depreciation) of investments	156
Net realized and unrealized gain (loss)
on investments	89
Net increase (decrease) in net assets
resulting from operations	$ 87

The accompanying notes are an integral part of these financial statements.
64

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

AIM V.I.
Capital
	Appreciation	AIM V.I. Core	Calvert Social	Federated
	Fund - Series I	Equity Fund -	Balanced	Capital Income
	Shares	Series I Shares	Portfolio	Fund II
Net assets at January 1, 2008	$ 929	$ 1,492	$ 1,766	$ 2,537

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(6)	17	22	97
Total realized gain (loss) on investments
and capital gains distributions	(10)	86	30	163
Net unrealized appreciation (depreciation)
of investments	(376)	(600)	(598)	(698)
Net increase (decrease) in net assets from operations	(392)	(497)	(546)	(438)
Changes from principal transactions:
Total unit transactions	(14)	89	(48)	(608)
Increase (decrease) in assets derived from principal
transactions	(14)	89	(48)	(608)
Total increase (decrease)	(406)	(408)	(594)	(1,046)
Net assets at December 31, 2008	523	1,084	1,172	1,491

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(3)	(9)	(9)	76
Total realized gain (loss) on investments
and capital gains distributions	(31)	(49)	(150)	(41)
Net unrealized appreciation (depreciation)
of investments	102	306	344	243
Net increase (decrease) in net assets from operations	68	248	185	278
Changes from principal transactions:
Total unit transactions	(24)	175	(175)	(254)
Increase (decrease) in assets derived from principal
transactions	(24)	175	(175)	(254)
Total increase (decrease)	44	423	10	24
Net assets at September 30, 2009	$ 567	$ 1,507	$ 1,182	$ 1,515

The accompanying notes are an integral part of these financial statements.
65

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	Federated		Federated Fund	Federated High
	Clover Value	Federated	for U.S.	Income Bond
	Fund II -	Equity Income	Government	Fund II -
	Primary Shares	Fund II	Securities II	Primary Shares
Net assets at January 1, 2008	$ 17,444	$ 4,689	$ 2,125	$ 5,582

Increase (decrease) in net assets
Operations:
Net investment income (loss)	71	88	73	412
Total realized gain (loss) on investments
and capital gains distributions	1,396	61	(9)	(59)
Net unrealized appreciation (depreciation)
of investments	(6,707)	(1,429)	(10)	(1,681)
Net increase (decrease) in net assets from operations	(5,240)	(1,280)	54	(1,328)
Changes from principal transactions:
Total unit transactions	(3,434)	(1,015)	(263)	(766)
Increase (decrease) in assets derived from principal
transactions	(3,434)	(1,015)	(263)	(766)
Total increase (decrease)	(8,674)	(2,295)	(209)	(2,094)
Net assets at December 31, 2008	8,770	2,394	1,916	3,488

Increase (decrease) in net assets
Operations:
Net investment income (loss)	129	78	70	412
Total realized gain (loss) on investments
and capital gains distributions	(2,367)	(60)	(1)	(268)
Net unrealized appreciation (depreciation)
of investments	2,704	132	(1)	1,205
Net increase (decrease) in net assets from operations	466	150	68	1,349
Changes from principal transactions:
Total unit transactions	(1,545)	(349)	(262)	(666)
Increase (decrease) in assets derived from principal
transactions	(1,545)	(349)	(262)	(666)
Total increase (decrease)	(1,079)	(199)	(194)	683
Net assets at September 30, 2009	$ 7,691	$ 2,195	$ 1,722	$ 4,171

The accompanying notes are an integral part of these financial statements.
66

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

		Federated Mid		Fidelity® VIP
	Federated	Cap Growth	Federated	Equity-Income
	International	Strategies	Prime Money	Portfolio -
	Equity Fund II	Fund II	Fund II	Initial Class
Net assets at January 1, 2008	$ 3,549	$ 6,114	$ 1,915	$ 144,175

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(18)	(62)	21	1,007
Total realized gain (loss) on investments
and capital gains distributions	111	938	-	1,575
Net unrealized appreciation (depreciation)
of investments	(1,453)	(3,095)	-	(56,060)
Net increase (decrease) in net assets from operations	(1,360)	(2,219)	21	(53,478)
Changes from principal transactions:
Total unit transactions	(805)	(1,355)	(189)	(29,548)
Increase (decrease) in assets derived from principal
transactions	(805)	(1,355)	(189)	(29,548)
Total increase (decrease)	(2,165)	(3,574)	(168)	(83,026)
Net assets at December 31, 2008	1,384	2,540	1,747	61,149

Increase (decrease) in net assets
Operations:
Net investment income (loss)	28	(24)	(10)	(440)
Total realized gain (loss) on investments
and capital gains distributions	(79)	(327)	-	(6,715)
Net unrealized appreciation (depreciation)
of investments	425	851	-	19,692
Net increase (decrease) in net assets from operations	374	500	(10)	12,537
Changes from principal transactions:
Total unit transactions	(165)	(589)	(151)	(7,758)
Increase (decrease) in assets derived from principal
transactions	(165)	(589)	(151)	(7,758)
Total increase (decrease)	209	(89)	(161)	4,779
Net assets at September 30, 2009	$ 1,593	$ 2,451	$ 1,586	$ 65,928

The accompanying notes are an integral part of these financial statements.
67

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	Fidelity® VIP	Fidelity® VIP	Fidelity® VIP	Fidelity® VIP
	Growth	High Income	Overseas	Contrafund®
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Initial Class	Initial Class	Initial Class	Initial Class
Net assets at January 1, 2008	$ 16,955	$ 103	$ 10,176	$ 241,923

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(14)	7	109	(495)
Total realized gain (loss) on investments
and capital gains distributions	317	(1)	572	10,627
Net unrealized appreciation (depreciation)
of investments	(7,918)	(30)	(4,850)	(103,575)
Net increase (decrease) in net assets from operations	(7,615)	(24)	(4,169)	(93,443)
Changes from principal transactions:
Total unit transactions	(1,389)	(10)	(1,423)	(38,933)
Increase (decrease) in assets derived from principal
transactions	(1,389)	(10)	(1,423)	(38,933)
Total increase (decrease)	(9,004)	(34)	(5,592)	(132,376)
Net assets at December 31, 2008	7,951	69	4,584	109,547

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(50)	(2)	(30)	(827)
Total realized gain (loss) on investments
and capital gains distributions	(385)	(6)	(609)	(6,238)
Net unrealized appreciation (depreciation)
of investments	1,866	67	1,568	34,166
Net increase (decrease) in net assets from operations	1,431	59	929	27,101
Changes from principal transactions:
Total unit transactions	(854)	44	(193)	(11,649)
Increase (decrease) in assets derived from principal
transactions	(854)	44	(193)	(11,649)
Total increase (decrease)	577	103	736	15,452
Net assets at September 30, 2009	$ 8,528	$ 172	$ 5,320	$ 124,999

The accompanying notes are an integral part of these financial statements.
68

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

		Fidelity® VIP
	Fidelity® VIP	Investment	Franklin Small
	Index 500	Grade Bond	Cap Value	ING Balanced
	Portfolio -	Portfolio -	Securities	Portfolio -
	Initial Class	Initial Class	Fund - Class 2	Class I
Net assets at January 1, 2008	$ 41,388	$ 1,079	$ 4,263	$ 145,449

Increase (decrease) in net assets
Operations:
Net investment income (loss)	210	27	14	2,868
Total realized gain (loss) on investments
and capital gains distributions	1,050	(4)	300	9,554
Net unrealized appreciation (depreciation)
of investments	(15,330)	(69)	(1,705)	(49,597)
Net increase (decrease) in net assets from operations	(14,070)	(46)	(1,391)	(37,175)
Changes from principal transactions:
Total unit transactions	(5,596)	(157)	(143)	(26,921)
Increase (decrease) in assets derived from principal
transactions	(5,596)	(157)	(143)	(26,921)
Total increase (decrease)	(19,666)	(203)	(1,534)	(64,096)
Net assets at December 31, 2008	21,722	876	2,729	81,353

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(146)	37	29	2,888
Total realized gain (loss) on investments
and capital gains distributions	(233)	(4)	(219)	(3,022)
Net unrealized appreciation (depreciation)
of investments	3,675	78	874	9,557
Net increase (decrease) in net assets from operations	3,296	111	684	9,423
Changes from principal transactions:
Total unit transactions	(2,529)	(50)	(58)	(9,824)
Increase (decrease) in assets derived from principal
transactions	(2,529)	(50)	(58)	(9,824)
Total increase (decrease)	767	61	626	(401)
Net assets at September 30, 2009	$ 22,489	$ 937	$ 3,355	$ 80,952

The accompanying notes are an integral part of these financial statements.
69

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	ING	ING
	Intermediate	AllianceBernstein		ING American
	Bond	Mid Cap Growth	ING American	Funds Growth-
	Portfolio -	Portfolio - Service	Funds Growth	Income
	Class I	Class	Portfolio	Portfolio
Net assets at January 1, 2008	$ 105,197	$ 183	$ 28,095	$ 24,551

Increase (decrease) in net assets
Operations:
Net investment income (loss)	4,826	(1)	(104)	23
Total realized gain (loss) on investments
and capital gains distributions	(276)	(3)	1,440	533
Net unrealized appreciation (depreciation)
of investments	(15,079)	(70)	(12,672)	(8,829)
Net increase (decrease) in net assets from operations	(10,529)	(74)	(11,336)	(8,273)
Changes from principal transactions:
Total unit transactions	5,861	(45)	(4,219)	(4,859)
Increase (decrease) in assets derived from principal
transactions	5,861	(45)	(4,219)	(4,859)
Total increase (decrease)	(4,668)	(119)	(15,555)	(13,132)
Net assets at December 31, 2008	100,529	64	12,540	11,419

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(363)	(1)	134	167
Total realized gain (loss) on investments
and capital gains distributions	(4,551)	(53)	(2)	(146)
Net unrealized appreciation (depreciation)
of investments	13,752	71	3,335	2,170
Net increase (decrease) in net assets from operations	8,838	17	3,467	2,191
Changes from principal transactions:
Total unit transactions	(3,055)	(81)	(1,532)	(1,238)
Increase (decrease) in assets derived from principal
transactions	(3,055)	(81)	(1,532)	(1,238)
Total increase (decrease)	5,783	(64)	1,935	953
Net assets at September 30, 2009	$ 106,312	$ -	$ 14,475	$ 12,372

The accompanying notes are an integral part of these financial statements.
70

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

			ING BlackRock	ING Clarion
			Large Cap	Global Real
	ING American	ING Artio	Growth	Estate
	Funds	Foreign	Portfolio -	Portfolio -
	International	Portfolio -	Institutional	Institutional
	Portfolio	Service Class	Class	Class
Net assets at January 1, 2008	$ 29,453	$ 15,744	$ 43,667	$ -

Increase (decrease) in net assets
Operations:
Net investment income (loss)	106	(112)	(329)	(3)
Total realized gain (loss) on investments
and capital gains distributions	1,033	959	1,268	(49)
Net unrealized appreciation (depreciation)
of investments	(12,561)	(7,252)	(16,599)	(449)
Net increase (decrease) in net assets from operations	(11,422)	(6,405)	(15,660)	(501)
Changes from principal transactions:
Total unit transactions	(4,597)	(2,183)	(6,581)	1,588
Increase (decrease) in assets derived from principal
transactions	(4,597)	(2,183)	(6,581)	1,588
Total increase (decrease)	(16,019)	(8,588)	(22,241)	1,087
Net assets at December 31, 2008	13,434	7,156	21,426	1,087

Increase (decrease) in net assets
Operations:
Net investment income (loss)	388	202	(60)	22
Total realized gain (loss) on investments
and capital gains distributions	1,068	(1,823)	(2,409)	(122)
Net unrealized appreciation (depreciation)
of investments	2,915	2,577	6,709	372
Net increase (decrease) in net assets from operations	4,371	956	4,240	272
Changes from principal transactions:
Total unit transactions	(1,330)	(853)	(2,082)	87
Increase (decrease) in assets derived from principal
transactions	(1,330)	(853)	(2,082)	87
Total increase (decrease)	3,041	103	2,158	359
Net assets at September 30, 2009	$ 16,475	$ 7,259	$ 23,584	$ 1,446

The accompanying notes are an integral part of these financial statements.
71

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	ING Clarion			ING Evergreen
	Global Real	ING Clarion	ING Evergreen	Omega
	Estate	Real Estate	Health Sciences	Portfolio -
	Portfolio -	Portfolio -	Portfolio -	Institutional
	Service Class	Service Class	Service Class	Class
Net assets at January 1, 2008	$ 2,393	$ 1,504	$ 556	$ 11,913

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(21)	6	(5)	(73)
Total realized gain (loss) on investments
and capital gains distributions	(488)	(590)	(77)	1,079
Net unrealized appreciation (depreciation)
of investments	(385)	(283)	(238)	(3,981)
Net increase (decrease) in net assets from operations	(894)	(867)	(320)	(2,975)
Changes from principal transactions:
Total unit transactions	(597)	427	430	(1,973)
Increase (decrease) in assets derived from principal
transactions	(597)	427	430	(1,973)
Total increase (decrease)	(1,491)	(440)	110	(4,948)
Net assets at December 31, 2008	902	1,064	666	6,965

Increase (decrease) in net assets
Operations:
Net investment income (loss)	16	36	(3)	(31)
Total realized gain (loss) on investments
and capital gains distributions	(193)	(293)	(194)	(245)
Net unrealized appreciation (depreciation)
of investments	407	479	219	2,146
Net increase (decrease) in net assets from operations	230	222	22	1,870
Changes from principal transactions:
Total unit transactions	(80)	107	(416)	(484)
Increase (decrease) in assets derived from principal
transactions	(80)	107	(416)	(484)
Total increase (decrease)	150	329	(394)	1,386
Net assets at September 30, 2009	$ 1,052	$ 1,393	$ 272	$ 8,351

The accompanying notes are an integral part of these financial statements.
72

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

ING FMRSM
	Diversified Mid	ING FMRSM	ING Franklin	ING Franklin
	Cap Portfolio -	Diversified Mid	Income	Mutual Shares
	Institutional	Cap Portfolio -	Portfolio -	Portfolio -
	Class	Service Class	Service Class	Service Class
Net assets at January 1, 2008	$ 28,743	$ 1,256	$ 6,948	$ 3,654

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(28)	(2)	89	47
Total realized gain (loss) on investments
and capital gains distributions	265	(35)	(205)	(162)
Net unrealized appreciation (depreciation)
of investments	(10,098)	(546)	(1,616)	(1,162)
Net increase (decrease) in net assets from operations	(9,861)	(583)	(1,732)	(1,277)
Changes from principal transactions:
Total unit transactions	(5,304)	142	(1,734)	(492)
Increase (decrease) in assets derived from principal
transactions	(5,304)	142	(1,734)	(492)
Total increase (decrease)	(15,165)	(441)	(3,466)	(1,769)
Net assets at December 31, 2008	13,578	815	3,482	1,885

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(114)	(5)	220	(15)
Total realized gain (loss) on investments
and capital gains distributions	(1,602)	(88)	(361)	(208)
Net unrealized appreciation (depreciation)
of investments	5,643	359	931	606
Net increase (decrease) in net assets from operations	3,927	266	790	383
Changes from principal transactions:
Total unit transactions	(1,592)	58	82	-
Increase (decrease) in assets derived from principal
transactions	(1,592)	58	82	-
Total increase (decrease)	2,335	324	872	383
Net assets at September 30, 2009	$ 15,913	$ 1,139	$ 4,354	$ 2,268

The accompanying notes are an integral part of these financial statements.
73

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

				ING Index Plus
		ING Growth		International
	ING Global	and Income	ING Growth	Equity
	Resources	Portfolio II -	and Income	Portfolio -
	Portfolio -	Institutional	Portfolio II -	Institutional
	Service Class	Class	Service Class	Class
Net assets at January 1, 2008	$ 11,102	$ 21,314	$ 434	$ 24,842

Increase (decrease) in net assets
Operations:
Net investment income (loss)	73	(128)	(2)	917
Total realized gain (loss) on investments
and capital gains distributions	1,390	1,302	11	1,162
Net unrealized appreciation (depreciation)
of investments	(6,547)	(11,479)	(237)	(11,378)
Net increase (decrease) in net assets from operations	(5,084)	(10,305)	(228)	(9,299)
Changes from principal transactions:
Total unit transactions	180	(3,994)	(44)	(5,708)
Increase (decrease) in assets derived from principal
transactions	180	(3,994)	(44)	(5,708)
Total increase (decrease)	(4,904)	(14,299)	(272)	(15,007)
Net assets at December 31, 2008	6,198	7,015	162	9,835

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(26)	187	4	552
Total realized gain (loss) on investments
and capital gains distributions	(872)	(9,466)	(237)	(10,801)
Net unrealized appreciation (depreciation)
of investments	2,540	10,270	252	11,730
Net increase (decrease) in net assets from operations	1,642	991	19	1,481
Changes from principal transactions:
Total unit transactions	(14)	(8,006)	(181)	(11,316)
Increase (decrease) in assets derived from principal
transactions	(14)	(8,006)	(181)	(11,316)
Total increase (decrease)	1,628	(7,015)	(162)	(9,835)
Net assets at September 30, 2009	$ 7,826	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.
74

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

			ING JPMorgan
	ING Index Plus		Emerging	ING JPMorgan
	International	ING Janus	Markets Equity	Emerging
	Equity	Contrarian	Portfolio -	Markets Equity
	Portfolio -	Portfolio -	Institutional	Portfolio -
	Service Class	Service Class	Class	Service Class
Net assets at January 1, 2008	$ 1,345	$ -	$ 9,890	$ 10,312

Increase (decrease) in net assets
Operations:
Net investment income (loss)	47	-	66	119
Total realized gain (loss) on investments
and capital gains distributions	125	(77)	351	822
Net unrealized appreciation (depreciation)
of investments	(666)	(47)	(4,720)	(5,878)
Net increase (decrease) in net assets from operations	(494)	(124)	(4,303)	(4,937)
Changes from principal transactions:
Total unit transactions	(251)	263	(2,259)	(1,191)
Increase (decrease) in assets derived from principal
transactions	(251)	263	(2,259)	(1,191)
Total increase (decrease)	(745)	139	(6,562)	(6,128)
Net assets at December 31, 2008	600	139	3,328	4,184

Increase (decrease) in net assets
Operations:
Net investment income (loss)	35	1	32	43
Total realized gain (loss) on investments
and capital gains distributions	(621)	(44)	(1,122)	(569)
Net unrealized appreciation (depreciation)
of investments	691	304	2,904	2,916
Net increase (decrease) in net assets from operations	105	261	1,814	2,390
Changes from principal transactions:
Total unit transactions	(705)	904	429	503
Increase (decrease) in assets derived from principal
transactions	(705)	904	429	503
Total increase (decrease)	(600)	1,165	2,243	2,893
Net assets at September 30, 2009	$ -	$ 1,304	$ 5,571	$ 7,077

The accompanying notes are an integral part of these financial statements.
75

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	ING JPMorgan		ING JPMorgan
	Small Cap Core	ING JPMorgan	Value	ING JPMorgan
	Equity	Small Cap Core	Opportunities	Value
	Portfolio -	Equity	Portfolio -	Opportunities
	Institutional	Portfolio -	Institutional	Portfolio -
	Class	Service Class	Class	Service Class
Net assets at January 1, 2008	$ 4,187	$ 145	$ 27,694	$ 2,897

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(14)	-	412	35
Total realized gain (loss) on investments
and capital gains distributions	100	(4)	810	168
Net unrealized appreciation (depreciation)
of investments	(1,062)	(40)	(9,990)	(1,247)
Net increase (decrease) in net assets from operations	(976)	(44)	(8,768)	(1,044)
Changes from principal transactions:
Total unit transactions	(1,292)	1	(8,350)	(427)
Increase (decrease) in assets derived from principal
transactions	(1,292)	1	(8,350)	(427)
Total increase (decrease)	(2,268)	(43)	(17,118)	(1,471)
Net assets at December 31, 2008	1,919	102	10,576	1,426

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(2)	-	489	68
Total realized gain (loss) on investments
and capital gains distributions	(175)	(4)	(7,744)	(1,058)
Net unrealized appreciation (depreciation)
of investments	544	28	7,825	1,092
Net increase (decrease) in net assets from operations	367	24	570	102
Changes from principal transactions:
Total unit transactions	(215)	1	(11,146)	(1,528)
Increase (decrease) in assets derived from principal
transactions	(215)	1	(11,146)	(1,528)
Total increase (decrease)	152	25	(10,576)	(1,426)
Net assets at September 30, 2009	$ 2,071	$ 127	$ -	$ -

The accompanying notes are an integral part of these financial statements.
76

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	ING LifeStyle		ING LifeStyle
	Aggressive	ING LifeStyle	Moderate	ING LifeStyle
	Growth	Growth	Growth	Moderate
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Service Class	Service Class	Service Class	Service Class
Net assets at January 1, 2008	$ 2,201	$ 8,193	$ 14,773	$ 12,276

Increase (decrease) in net assets
Operations:
Net investment income (loss)	7	23	63	51
Total realized gain (loss) on investments
and capital gains distributions	(23)	254	172	26
Net unrealized appreciation (depreciation)
of investments	(766)	(3,134)	(4,070)	(3,025)
Net increase (decrease) in net assets from operations	(782)	(2,857)	(3,835)	(2,948)
Changes from principal transactions:
Total unit transactions	(351)	(559)	(3,941)	(2,014)
Increase (decrease) in assets derived from principal
transactions	(351)	(559)	(3,941)	(2,014)
Total increase (decrease)	(1,133)	(3,416)	(7,776)	(4,962)
Net assets at December 31, 2008	1,068	4,777	6,997	7,314

Increase (decrease) in net assets
Operations:
Net investment income (loss)	21	98	183	218
Total realized gain (loss) on investments
and capital gains distributions	(94)	(859)	(277)	(324)
Net unrealized appreciation (depreciation)
of investments	321	1,568	1,340	1,389
Net increase (decrease) in net assets from operations	248	807	1,246	1,283
Changes from principal transactions:
Total unit transactions	(54)	(1,216)	(706)	406
Increase (decrease) in assets derived from principal
transactions	(54)	(1,216)	(706)	406
Total increase (decrease)	194	(409)	540	1,689
Net assets at September 30, 2009	$ 1,262	$ 4,368	$ 7,537	$ 9,003

The accompanying notes are an integral part of these financial statements.
77

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

ING Lord
	Abbett	ING Lord		ING Marsico
	Affiliated	Abbett	ING Marsico	International
	Portfolio -	Affiliated	Growth	Opportunities
	Institutional	Portfolio -	Portfolio -	Portfolio -
	Class	Service Class	Service Class	Service Class
Net assets at January 1, 2008	$ 7,030	$ 955	$ 2,142	$ 13,733

Increase (decrease) in net assets
Operations:
Net investment income (loss)	132	8	(8)	(19)
Total realized gain (loss) on investments
and capital gains distributions	575	37	(75)	575
Net unrealized appreciation (depreciation)
of investments	(3,148)	(351)	(847)	(6,683)
Net increase (decrease) in net assets from operations	(2,441)	(306)	(930)	(6,127)
Changes from principal transactions:
Total unit transactions	(569)	(191)	73	(2,468)
Increase (decrease) in assets derived from principal
transactions	(569)	(191)	73	(2,468)
Total increase (decrease)	(3,010)	(497)	(857)	(8,595)
Net assets at December 31, 2008	4,020	458	1,285	5,138

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(16)	(4)	4	22
Total realized gain (loss) on investments
and capital gains distributions	(1,035)	(140)	(237)	(975)
Net unrealized appreciation (depreciation)
of investments	1,480	220	517	2,461
Net increase (decrease) in net assets from operations	429	76	284	1,508
Changes from principal transactions:
Total unit transactions	(872)	(18)	(33)	(1,084)
Increase (decrease) in assets derived from principal
transactions	(872)	(18)	(33)	(1,084)
Total increase (decrease)	(443)	58	251	424
Net assets at September 30, 2009	$ 3,577	$ 516	$ 1,536	$ 5,562

The accompanying notes are an integral part of these financial statements.
78

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

				ING
	ING MFS Total			Oppenheimer
	Return	ING MFS Total	ING MFS	Main Street
	Portfolio -	Return	Utilities	Portfolio® -
	Institutional	Portfolio -	Portfolio -	Institutional
	Class	Service Class	Service Class	Class
Net assets at January 1, 2008	$ 92,899	$ 1,623	$ 4,096	$ 3,002

Increase (decrease) in net assets
Operations:
Net investment income (loss)	3,304	73	74	37
Total realized gain (loss) on investments
and capital gains distributions	2,269	75	89	(85)
Net unrealized appreciation (depreciation)
of investments	(23,157)	(498)	(1,701)	(939)
Net increase (decrease) in net assets from operations	(17,584)	(350)	(1,538)	(987)
Changes from principal transactions:
Total unit transactions	(26,475)	(120)	(397)	(567)
Increase (decrease) in assets derived from principal
transactions	(26,475)	(120)	(397)	(567)
Total increase (decrease)	(44,059)	(470)	(1,935)	(1,554)
Net assets at December 31, 2008	48,840	1,153	2,161	1,448

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(319)	(4)	20	1
Total realized gain (loss) on investments
and capital gains distributions	(4,105)	(204)	(541)	(730)
Net unrealized appreciation (depreciation)
of investments	10,111	334	957	791
Net increase (decrease) in net assets from operations	5,687	126	436	62
Changes from principal transactions:
Total unit transactions	(7,071)	20	(441)	(1,510)
Increase (decrease) in assets derived from principal
transactions	(7,071)	20	(441)	(1,510)
Total increase (decrease)	(1,384)	146	(5)	(1,448)
Net assets at September 30, 2009	$ 47,456	$ 1,299	$ 2,156	$ -

The accompanying notes are an integral part of these financial statements.
79

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	ING		ING Pioneer	ING Pioneer
	Oppenheimer	ING PIMCO	Equity Income	Fund
	Main Street	High Yield	Portfolio -	Portfolio -
	Portfolio® -	Portfolio -	Institutional	Institutional
	Service Class	Service Class	Class	Class
Net assets at January 1, 2008	$ 77	$ 2,850	$ 6,290	$ 21,812

Increase (decrease) in net assets
Operations:
Net investment income (loss)	3	165	97	316
Total realized gain (loss) on investments
and capital gains distributions	(1)	(156)	(196)	1,196
Net unrealized appreciation (depreciation)
of investments	(62)	(580)	(1,671)	(7,916)
Net increase (decrease) in net assets from operations	(60)	(571)	(1,770)	(6,404)
Changes from principal transactions:
Total unit transactions	95	(531)	(755)	(5,268)
Increase (decrease) in assets derived from principal
transactions	95	(531)	(755)	(5,268)
Total increase (decrease)	35	(1,102)	(2,525)	(11,672)
Net assets at December 31, 2008	112	1,748	3,765	10,140

Increase (decrease) in net assets
Operations:
Net investment income (loss)	-	148	(20)	(88)
Total realized gain (loss) on investments
and capital gains distributions	(53)	(182)	(626)	(611)
Net unrealized appreciation (depreciation)
of investments	61	1,024	760	1,989
Net increase (decrease) in net assets from operations	8	990	114	1,290
Changes from principal transactions:
Total unit transactions	(120)	1,249	(522)	(298)
Increase (decrease) in assets derived from principal
transactions	(120)	1,249	(522)	(298)
Total increase (decrease)	(112)	2,239	(408)	992
Net assets at September 30, 2009	$ -	$ 3,987	$ 3,357	$ 11,132

The accompanying notes are an integral part of these financial statements.
80

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	ING Pioneer		ING T. Rowe	ING T. Rowe
	Mid Cap Value	ING Pioneer	Price Capital	Price Equity
	Portfolio -	Mid Cap Value	Appreciation	Income
	Institutional	Portfolio -	Portfolio -	Portfolio -
	Class	Service Class	Service Class	Service Class
Net assets at January 1, 2008	$ 3,758	$ 1,247	$ 9,010	$ 7,362

Increase (decrease) in net assets
Operations:
Net investment income (loss)	39	3	319	188
Total realized gain (loss) on investments
and capital gains distributions	47	(117)	590	32
Net unrealized appreciation (depreciation)
of investments	(1,278)	(284)	(3,970)	(2,867)
Net increase (decrease) in net assets from operations	(1,192)	(398)	(3,061)	(2,647)
Changes from principal transactions:
Total unit transactions	(138)	(149)	2,014	(326)
Increase (decrease) in assets derived from principal
transactions	(138)	(149)	2,014	(326)
Total increase (decrease)	(1,330)	(547)	(1,047)	(2,973)
Net assets at December 31, 2008	2,428	700	7,963	4,389

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(12)	(5)	(41)	(24)
Total realized gain (loss) on investments
and capital gains distributions	(278)	(224)	(960)	(1,080)
Net unrealized appreciation (depreciation)
of investments	735	333	3,035	1,948
Net increase (decrease) in net assets from operations	445	104	2,034	844
Changes from principal transactions:
Total unit transactions	(203)	(108)	577	396
Increase (decrease) in assets derived from principal
transactions	(203)	(108)	577	396
Total increase (decrease)	242	(4)	2,611	1,240
Net assets at September 30, 2009	$ 2,670	$ 696	$ 10,574	$ 5,629

The accompanying notes are an integral part of these financial statements.
81

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

		ING Van	ING Van
		Kampen	Kampen	ING Wells
	ING Templeton	Capital Growth	Growth and	Fargo Small
	Global Growth	Portfolio -	Income	Cap Disciplined
	Portfolio -	Institutional	Portfolio -	Portfolio -
	Service Class	Class	Service Class	Service Class
Net assets at January 1, 2008	$ 1,268	$ -	$ 1,195	$ 318

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(3)	(299)	30	(1)
Total realized gain (loss) on investments
and capital gains distributions	(119)	(854)	41	(32)
Net unrealized appreciation (depreciation)
of investments	(297)	(21,468)	(458)	(50)
Net increase (decrease) in net assets from operations	(419)	(22,621)	(387)	(83)
Changes from principal transactions:
Total unit transactions	(411)	46,179	27	(112)
Increase (decrease) in assets derived from principal
transactions	(411)	46,179	27	(112)
Total increase (decrease)	(830)	23,558	(360)	(195)
Net assets at December 31, 2008	438	23,558	835	123

Increase (decrease) in net assets
Operations:
Net investment income (loss)	5	61	(4)	-
Total realized gain (loss) on investments
and capital gains distributions	(82)	(16,197)	(158)	(33)
Net unrealized appreciation (depreciation)
of investments	178	21,468	305	95
Net increase (decrease) in net assets from operations	101	5,332	143	62
Changes from principal transactions:
Total unit transactions	(36)	(28,890)	(61)	102
Increase (decrease) in assets derived from principal
transactions	(36)	(28,890)	(61)	102
Total increase (decrease)	65	(23,558)	82	164
Net assets at September 30, 2009	$ 503	$ -	$ 917	$ 287

The accompanying notes are an integral part of these financial statements.
82

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

		ING American
		Century Large	ING American
	ING Money	Company	Century Small-	ING Baron
	Market	Value	Mid Cap Value	Asset
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Class I	Service Class	Service Class	Service Class
Net assets at January 1, 2008	$ 204,844	$ 268	$ 1,399	$ 688

Increase (decrease) in net assets
Operations:
Net investment income (loss)	8,230	25	(1)	(5)
Total realized gain (loss) on investments
and capital gains distributions	411	(136)	87	(246)
Net unrealized appreciation (depreciation)
of investments	(5,671)	4	(403)	(140)
Net increase (decrease) in net assets from operations	2,970	(107)	(317)	(391)
Changes from principal transactions:
Total unit transactions	(436)	9	118	(31)
Increase (decrease) in assets derived from principal
transactions	(436)	9	118	(31)
Total increase (decrease)	2,534	(98)	(199)	(422)
Net assets at December 31, 2008	207,378	170	1,200	266

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(1,226)	2	15	(2)
Total realized gain (loss) on investments
and capital gains distributions	-	(20)	(136)	(23)
Net unrealized appreciation (depreciation)
of investments	-	19	430	87
Net increase (decrease) in net assets from operations	(1,226)	1	309	62
Changes from principal transactions:
Total unit transactions	(48,062)	(171)	(20)	(16)
Increase (decrease) in assets derived from principal
transactions	(48,062)	(171)	(20)	(16)
Total increase (decrease)	(49,288)	(170)	289	46
Net assets at September 30, 2009	$ 158,090	$ -	$ 1,489	$ 312

The accompanying notes are an integral part of these financial statements.
83

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	ING Baron	ING Columbia
	Small Cap	Small Cap	ING Davis New	ING JPMorgan
	Growth	Value	York Venture	Mid Cap Value
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Service Class	Service Class	Service Class	Service Class
Net assets at January 1, 2008	$ 5,233	$ 1,676	$ 3,386	$ 2,982

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(39)	(13)	(11)	23
Total realized gain (loss) on investments
and capital gains distributions	2	(29)	(51)	165
Net unrealized appreciation (depreciation)
of investments	(2,082)	(484)	(1,332)	(1,009)
Net increase (decrease) in net assets from operations	(2,119)	(526)	(1,394)	(821)
Changes from principal transactions:
Total unit transactions	(349)	(389)	126	(631)
Increase (decrease) in assets derived from principal
transactions	(349)	(389)	126	(631)
Total increase (decrease)	(2,468)	(915)	(1,268)	(1,452)
Net assets at December 31, 2008	2,765	761	2,118	1,530

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(19)	3	(2)	(9)
Total realized gain (loss) on investments
and capital gains distributions	(244)	(86)	(498)	(131)
Net unrealized appreciation (depreciation)
of investments	953	204	996	395
Net increase (decrease) in net assets from operations	690	121	496	255
Changes from principal transactions:
Total unit transactions	(231)	(163)	(185)	(62)
Increase (decrease) in assets derived from principal
transactions	(231)	(163)	(185)	(62)
Total increase (decrease)	459	(42)	311	193
Net assets at September 30, 2009	$ 3,224	$ 719	$ 2,429	$ 1,723

The accompanying notes are an integral part of these financial statements.
84

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

ING Legg
Mason
	Partners	ING Neuberger	ING Neuberger	ING
	Aggressive	Berman	Berman	Oppenheimer
	Growth	Partners	Partners	Global
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Initial Class	Initial Class	Service Class	Initial Class
Net assets at January 1, 2008	$ 32,332	$ 40,033	$ 47	$ 159,447

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(321)	(288)	(1)	1,267
Total realized gain (loss) on investments
and capital gains distributions	1,691	(865)	(33)	11,929
Net unrealized appreciation (depreciation)
of investments	(13,101)	(15,646)	(39)	(71,805)
Net increase (decrease) in net assets from operations	(11,731)	(16,799)	(73)	(58,609)
Changes from principal transactions:
Total unit transactions	(4,303)	(9,189)	252	(24,216)
Increase (decrease) in assets derived from principal
transactions	(4,303)	(9,189)	252	(24,216)
Total increase (decrease)	(16,034)	(25,988)	179	(82,825)
Net assets at December 31, 2008	16,298	14,045	226	76,622

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(154)	466	5	1,314
Total realized gain (loss) on investments
and capital gains distributions	213	(10,941)	(22)	(1,453)
Net unrealized appreciation (depreciation)
of investments	3,873	12,537	38	21,908
Net increase (decrease) in net assets from operations	3,932	2,062	21	21,769
Changes from principal transactions:
Total unit transactions	(1,473)	(16,107)	(247)	(7,891)
Increase (decrease) in assets derived from principal
transactions	(1,473)	(16,107)	(247)	(7,891)
Total increase (decrease)	2,459	(14,045)	(226)	13,878
Net assets at September 30, 2009	$ 18,757	$ -	$ -	$ 90,500

The accompanying notes are an integral part of these financial statements
85

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	ING	ING
	Oppenheimer	Oppenheimer
	Strategic	Strategic	ING PIMCO	ING Pioneer
	Income	Income	Total Return	High Yield
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Initial Class	Service Class	Service Class	Initial Class
Net assets at January 1, 2008	$ 66,638	$ 20	$ 8,027	$ 355

Increase (decrease) in net assets
Operations:
Net investment income (loss)	2,283	1	339	433
Total realized gain (loss) on investments
and capital gains distributions	1,017	-	218	(453)
Net unrealized appreciation (depreciation)
of investments	(13,035)	(4)	(649)	(4,889)
Net increase (decrease) in net assets from operations	(9,735)	(3)	(92)	(4,909)
Changes from principal transactions:
Total unit transactions	(12,876)	(1)	2,005	17,222
Increase (decrease) in assets derived from principal
transactions	(12,876)	(1)	2,005	17,222
Total increase (decrease)	(22,611)	(4)	1,913	12,313
Net assets at December 31, 2008	44,027	16	9,940	12,668

Increase (decrease) in net assets
Operations:
Net investment income (loss)	100	-	323	812
Total realized gain (loss) on investments
and capital gains distributions	(869)	(1)	444	(851)
Net unrealized appreciation (depreciation)
of investments	7,217	20	511	7,520
Net increase (decrease) in net assets from operations	6,448	19	1,278	7,481
Changes from principal transactions:
Total unit transactions	(6,225)	72	2,176	(926)
Increase (decrease) in assets derived from principal
transactions	(6,225)	72	2,176	(926)
Total increase (decrease)	223	91	3,454	6,555
Net assets at September 30, 2009	$ 44,250	$ 107	$ 13,394	$ 19,223

The accompanying notes are an integral part of these financial statements.
86

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	ING Solution	ING Solution	ING Solution	ING Solution
	2015 Portfolio -	2025 Portfolio -	2035 Portfolio -	2045 Portfolio -
	Service Class	Service Class	Service Class	Service Class
Net assets at January 1, 2008	$ 1,452	$ 2,417	$ 1,630	$ 1,381

Increase (decrease) in net assets
Operations:
Net investment income (loss)	26	6	6	2
Total realized gain (loss) on investments
and capital gains distributions	113	(30)	(33)	(220)
Net unrealized appreciation (depreciation)
of investments	(908)	(680)	(626)	(308)
Net increase (decrease) in net assets from operations	(769)	(704)	(653)	(526)
Changes from principal transactions:
Total unit transactions	1,740	(246)	219	(91)
Increase (decrease) in assets derived from principal
transactions	1,740	(246)	219	(91)
Total increase (decrease)	971	(950)	(434)	(617)
Net assets at December 31, 2008	2,423	1,467	1,196	764

Increase (decrease) in net assets
Operations:
Net investment income (loss)	97	48	44	18
Total realized gain (loss) on investments
and capital gains distributions	(86)	(254)	(119)	(14)
Net unrealized appreciation (depreciation)
of investments	432	488	425	199
Net increase (decrease) in net assets from operations	443	282	350	203
Changes from principal transactions:
Total unit transactions	103	15	543	148
Increase (decrease) in assets derived from principal
transactions	103	15	543	148
Total increase (decrease)	546	297	893	351
Net assets at September 30, 2009	$ 2,969	$ 1,764	$ 2,089	$ 1,115

The accompanying notes are an integral part of these financial statements.
87

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

		ING T. Rowe
		Price	ING T. Rowe
	ING Solution	Diversified Mid	Price Growth	ING Templeton
	Income	Cap Growth	Equity	Foreign Equity
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Service Class	Initial Class	Initial Class	Initial Class
Net assets at January 1, 2008	$ 1,264	$ 68,707	$ 53,823	$ -

Increase (decrease) in net assets
Operations:
Net investment income (loss)	10	(392)	16	394
Total realized gain (loss) on investments
and capital gains distributions	11	8,428	4,236	(1,809)
Net unrealized appreciation (depreciation)
of investments	(241)	(35,176)	(25,140)	(11,194)
Net increase (decrease) in net assets from operations	(220)	(27,140)	(20,888)	(12,609)
Changes from principal transactions:
Total unit transactions	305	(8,917)	(7,724)	30,850
Increase (decrease) in assets derived from principal
transactions	305	(8,917)	(7,724)	30,850
Total increase (decrease)	85	(36,057)	(28,612)	18,241
Net assets at December 31, 2008	1,349	32,650	25,211	18,241

Increase (decrease) in net assets
Operations:
Net investment income (loss)	75	(288)	(251)	(150)
Total realized gain (loss) on investments
and capital gains distributions	(66)	(1,932)	(58)	(1,993)
Net unrealized appreciation (depreciation)
of investments	149	13,392	7,415	6,786
Net increase (decrease) in net assets from operations	158	11,172	7,106	4,643
Changes from principal transactions:
Total unit transactions	224	(3,130)	(1,762)	(1,932)
Increase (decrease) in assets derived from principal
transactions	224	(3,130)	(1,762)	(1,932)
Total increase (decrease)	382	8,042	5,344	2,711
Net assets at September 30, 2009	$ 1,731	$ 40,692	$ 30,555	$ 20,952

The accompanying notes are an integral part of these financial statements.
88

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	ING	ING UBS U.S.	ING Van	ING Van
	Thornburg	Large Cap	Kampen	Kampen Equity
	Value	Equity	Comstock	and Income
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Initial Class	Initial Class	Service Class	Initial Class
Net assets at January 1, 2008	$ 27,434	$ 30,926	$ 2,568	$ 112,954

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(134)	254	57	3,379
Total realized gain (loss) on investments
and capital gains distributions	1,095	661	61	4,903
Net unrealized appreciation (depreciation)
of investments	(11,027)	(12,137)	(955)	(32,701)
Net increase (decrease) in net assets from operations	(10,066)	(11,222)	(837)	(24,419)
Changes from principal transactions:
Total unit transactions	(3,947)	(4,407)	(361)	(21,242)
Increase (decrease) in assets derived from principal
transactions	(3,947)	(4,407)	(361)	(21,242)
Total increase (decrease)	(14,013)	(15,629)	(1,198)	(45,661)
Net assets at December 31, 2008	13,421	15,297	1,370	67,293

Increase (decrease) in net assets
Operations:
Net investment income (loss)	53	(90)	(4)	(426)
Total realized gain (loss) on investments
and capital gains distributions	(49)	(644)	(442)	(3,054)
Net unrealized appreciation (depreciation)
of investments	4,246	3,820	630	13,868
Net increase (decrease) in net assets from operations	4,250	3,086	184	10,388
Changes from principal transactions:
Total unit transactions	(1,420)	(1,802)	(513)	(9,262)
Increase (decrease) in assets derived from principal
transactions	(1,420)	(1,802)	(513)	(9,262)
Total increase (decrease)	2,830	1,284	(329)	1,126
Net assets at September 30, 2009	$ 16,251	$ 16,581	$ 1,041	$ 68,419

The accompanying notes are an integral part of these financial statements.
89

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	ING Strategic	ING Strategic	ING Strategic
	Allocation	Allocation	Allocation	ING Growth
	Conservative	Growth	Moderate	and Income
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Class I	Class I	Class I	Class I
Net assets at January 1, 2008	$ 13,112	$ 14,104	$ 16,300	$ 339,189

Increase (decrease) in net assets
Operations:
Net investment income (loss)	333	136	245	947
Total realized gain (loss) on investments
and capital gains distributions	641	1,355	1,195	4,363
Net unrealized appreciation (depreciation)
of investments	(3,955)	(6,271)	(6,295)	(129,666)
Net increase (decrease) in net assets from operations	(2,981)	(4,780)	(4,855)	(124,356)
Changes from principal transactions:
Total unit transactions	(1,853)	(886)	(1,837)	(28,154)
Increase (decrease) in assets derived from principal
transactions	(1,853)	(886)	(1,837)	(28,154)
Total increase (decrease)	(4,834)	(5,666)	(6,692)	(152,510)
Net assets at December 31, 2008	8,278	8,438	9,608	186,679

Increase (decrease) in net assets
Operations:
Net investment income (loss)	602	780	775	(1,506)
Total realized gain (loss) on investments
and capital gains distributions	(700)	(220)	(766)	(5,827)
Net unrealized appreciation (depreciation)
of investments	1,100	879	1,296	46,434
Net increase (decrease) in net assets from operations	1,002	1,439	1,305	39,101
Changes from principal transactions:
Total unit transactions	(536)	(575)	(1,309)	(11,707)
Increase (decrease) in assets derived from principal
transactions	(536)	(575)	(1,309)	(11,707)
Total increase (decrease)	466	864	(4)	27,394
Net assets at September 30, 2009	$ 8,744	$ 9,302	$ 9,604	$ 214,073

The accompanying notes are an integral part of these financial statements.
90

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.
	Core Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio -
	Series 3	Series 4	Series 5	Series 6
Net assets at January 1, 2008	$ 23,314	$ 4,033	$ 2,393	$ 31,137

Increase (decrease) in net assets
Operations:
Net investment income (loss)	64	33	-	57
Total realized gain (loss) on investments
and capital gains distributions	995	331	268	3,566
Net unrealized appreciation (depreciation)
of investments	(2,136)	(623)	(479)	(5,913)
Net increase (decrease) in net assets from operations	(1,077)	(259)	(211)	(2,290)
Changes from principal transactions:
Total unit transactions	(5,430)	(1,231)	(497)	(6,402)
Increase (decrease) in assets derived from principal
transactions	(5,430)	(1,231)	(497)	(6,402)
Total increase (decrease)	(6,507)	(1,490)	(708)	(8,692)
Net assets at December 31, 2008	16,807	2,543	1,685	22,445

Increase (decrease) in net assets
Operations:
Net investment income (loss)	276	81	37	158
Total realized gain (loss) on investments
and capital gains distributions	(1,224)	(533)	(68)	(888)
Net unrealized appreciation (depreciation)
of investments	831	434	25	629
Net increase (decrease) in net assets from operations	(117)	(18)	(6)	(101)
Changes from principal transactions:
Total unit transactions	(16,690)	(2,525)	(196)	(3,259)
Increase (decrease) in assets derived from principal
transactions	(16,690)	(2,525)	(196)	(3,259)
Total increase (decrease)	(16,807)	(2,543)	(202)	(3,360)
Net assets at September 30, 2009	$ -	$ -	$ 1,483	$ 19,085

The accompanying notes are an integral part of these financial statements.
91

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.
	Core Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio -
	Series 7	Series 8	Series 9	Series 10
Net assets at January 1, 2008	$ 19,355	$ 15,240	$ 11,868	$ 9,950

Increase (decrease) in net assets
Operations:
Net investment income (loss)	47	36	48	79
Total realized gain (loss) on investments
and capital gains distributions	2,401	2,047	1,679	1,178
Net unrealized appreciation (depreciation)
of investments	(3,677)	(3,239)	(2,484)	(1,796)
Net increase (decrease) in net assets from operations	(1,229)	(1,156)	(757)	(539)
Changes from principal transactions:
Total unit transactions	(5,533)	(3,162)	(2,981)	(2,889)
Increase (decrease) in assets derived from principal
transactions	(5,533)	(3,162)	(2,981)	(2,889)
Total increase (decrease)	(6,762)	(4,318)	(3,738)	(3,428)
Net assets at December 31, 2008	12,593	10,922	8,130	6,522

Increase (decrease) in net assets
Operations:
Net investment income (loss)	110	88	73	78
Total realized gain (loss) on investments
and capital gains distributions	(427)	(567)	(252)	(372)
Net unrealized appreciation (depreciation)
of investments	204	454	136	129
Net increase (decrease) in net assets from operations	(113)	(25)	(43)	(165)
Changes from principal transactions:
Total unit transactions	(1,386)	(1,888)	(753)	(1,403)
Increase (decrease) in assets derived from principal
transactions	(1,386)	(1,888)	(753)	(1,403)
Total increase (decrease)	(1,499)	(1,913)	(796)	(1,568)
Net assets at September 30, 2009	$ 11,094	$ 9,009	$ 7,334	$ 4,954

The accompanying notes are an integral part of these financial statements.
92

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	ING GET U.S.	ING GET U.S.	ING GET U.S.	ING GET U.S.
	Core Portfolio -	Core Portfolio -	Core Portfolio -	Core Portfolio -
	Series 11	Series 12	Series 13	Series 14
Net assets at January 1, 2008	$ 11,430	$ 42,061	$ 33,324	$ 25,572

Increase (decrease) in net assets
Operations:
Net investment income (loss)	70	(4)	54	(15)
Total realized gain (loss) on investments
and capital gains distributions	1,405	5,062	1,389	160
Net unrealized appreciation (depreciation)
of investments	(1,698)	(8,028)	(1,590)	(20)
Net increase (decrease) in net assets from operations	(223)	(2,970)	(147)	125
Changes from principal transactions:
Total unit transactions	(3,077)	(18,690)	(13,741)	(4,606)
Increase (decrease) in assets derived from principal
transactions	(3,077)	(18,690)	(13,741)	(4,606)
Total increase (decrease)	(3,300)	(21,660)	(13,888)	(4,481)
Net assets at December 31, 2008	8,130	20,401	19,436	21,091

Increase (decrease) in net assets
Operations:
Net investment income (loss)	185	333	388	443
Total realized gain (loss) on investments
and capital gains distributions	(487)	(1,323)	(298)	(104)
Net unrealized appreciation (depreciation)
of investments	113	502	(740)	(802)
Net increase (decrease) in net assets from operations	(189)	(488)	(650)	(463)
Changes from principal transactions:
Total unit transactions	(1,667)	(3,835)	(3,560)	(6,913)
Increase (decrease) in assets derived from principal
transactions	(1,667)	(3,835)	(3,560)	(6,913)
Total increase (decrease)	(1,856)	(4,323)	(4,210)	(7,376)
Net assets at September 30, 2009	$ 6,274	$ 16,078	$ 15,226	$ 13,715

The accompanying notes are an integral part of these financial statements.
93

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

ING BlackRock
Science and
	Technology	ING Index Plus	ING Index Plus	ING Index Plus
	Opportunities	LargeCap	MidCap	SmallCap
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Class I	Class I	Class I	Class I
Net assets at January 1, 2008	$ 9,192	$ 155,324	$ 14,668	$ 6,359

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(68)	1,188	67	6
Total realized gain (loss) on investments
and capital gains distributions	148	18,649	1,344	113
Net unrealized appreciation (depreciation)
of investments	(3,138)	(74,251)	(6,555)	(2,004)
Net increase (decrease) in net assets from operations	(3,058)	(54,414)	(5,144)	(1,885)
Changes from principal transactions:
Total unit transactions	(2,391)	(21,001)	(1,710)	(1,009)
Increase (decrease) in assets derived from principal
transactions	(2,391)	(21,001)	(1,710)	(1,009)
Total increase (decrease)	(5,449)	(75,415)	(6,854)	(2,894)
Net assets at December 31, 2008	3,743	79,909	7,814	3,465

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(36)	1,804	92	43
Total realized gain (loss) on investments
and capital gains distributions	(168)	(2,636)	(536)	(183)
Net unrealized appreciation (depreciation)
of investments	1,702	11,525	2,167	717
Net increase (decrease) in net assets from operations	1,498	10,693	1,723	577
Changes from principal transactions:
Total unit transactions	(88)	(7,015)	(576)	(75)
Increase (decrease) in assets derived from principal
transactions	(88)	(7,015)	(576)	(75)
Total increase (decrease)	1,410	3,678	1,147	502
Net assets at September 30, 2009	$ 5,153	$ 83,587	$ 8,961	$ 3,967

The accompanying notes are an integral part of these financial statements.
94

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

			ING
	ING	ING	Opportunistic	ING
	International	International	Large Cap	Opportunistic
	Index	Index	Growth	Large Cap
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Class I	Class S	Class I	Class I
Net assets at January 1, 2008	$ -	$ -	$ 17,364	$ 8,809

Increase (decrease) in net assets
Operations:
Net investment income (loss)	3	-	(45)	59
Total realized gain (loss) on investments
and capital gains distributions	-	-	663	1,286
Net unrealized appreciation (depreciation)
of investments	(104)	-	(7,666)	(4,318)
Net increase (decrease) in net assets from operations	(101)	-	(7,048)	(2,973)
Changes from principal transactions:
Total unit transactions	312	-	(2,353)	(1,154)
Increase (decrease) in assets derived from principal
transactions	312	-	(2,353)	(1,154)
Total increase (decrease)	211	-	(9,401)	(4,127)
Net assets at December 31, 2008	211	-	7,963	4,682

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(22)	-	25	93
Total realized gain (loss) on investments
and capital gains distributions	(34)	-	(672)	(422)
Net unrealized appreciation (depreciation)
of investments	939	4	1,912	1,004
Net increase (decrease) in net assets from operations	883	4	1,265	675
Changes from principal transactions:
Total unit transactions	10,985	56	(9,228)	8,062
Increase (decrease) in assets derived from principal
transactions	10,985	56	(9,228)	8,062
Total increase (decrease)	11,868	60	(7,963)	8,737
Net assets at September 30, 2009	$ 12,079	$ 60	$ -	$ 13,419

The accompanying notes are an integral part of these financial statements.
95

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	ING	ING Russell™	ING Russell™	ING Russell™
	Opportunistic	Large Cap	Large Cap	Large Cap
	Large Cap	Growth Index	Index	Value Index
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Class S	Class I	Class I	Class I
Net assets at January 1, 2008	$ 784	$ -	$ -	$ -

Increase (decrease) in net assets
Operations:
Net investment income (loss)	3	-	7	-
Total realized gain (loss) on investments
and capital gains distributions	44	-	(6)	-
Net unrealized appreciation (depreciation)
of investments	(266)	-	(12)	-
Net increase (decrease) in net assets from operations	(219)	-	(11)	-
Changes from principal transactions:
Total unit transactions	(280)	-	652	-
Increase (decrease) in assets derived from principal		-
transactions	(280)	-	652	-
Total increase (decrease)	(499)	-	641	-
Net assets at December 31, 2008	285	-	641	-

Increase (decrease) in net assets
Operations:
Net investment income (loss)	6	(73)	(52)	(25)
Total realized gain (loss) on investments		-
and capital gains distributions	(163)	55	102	25
Net unrealized appreciation (depreciation)
of investments	166	2,294	2,090	1,360
Net increase (decrease) in net assets from operations	9	2,276	2,140	1,360
Changes from principal transactions:
Total unit transactions	(294)	25,948	16,885	9,519
Increase (decrease) in assets derived from principal
transactions	(294)	25,948	16,885	9,519
Total increase (decrease)	(285)	28,224	19,025	10,879
Net assets at September 30, 2009	$ -	$ 28,224	$ 19,666	$ 10,879

The accompanying notes are an integral part of these financial statements.
96

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	ING Russell™	ING Russell™		ING Russell™
	Large Cap	Mid Cap	ING Russell™	Small Cap
	Value Index	Growth Index	Mid Cap Index	Index
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Class S	Class S	Class I	Class I
Net assets at January 1, 2008	$ -	$ -	$ -	$ -

Increase (decrease) in net assets
Operations:
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	-	-	(5)	(6)
Net unrealized appreciation (depreciation)
of investments	-	-	(13)	(10)
Net increase (decrease) in net assets from operations	-	-	(18)	(16)
Changes from principal transactions:
Total unit transactions	-	-	47	51
Increase (decrease) in assets derived from principal
transactions	-	-	47	51
Total increase (decrease)	-	-	29	35
Net assets at December 31, 2008	-	-	29	35

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(4)	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	3	-	-	(11)
Net unrealized appreciation (depreciation)
of investments	199	6	31	35
Net increase (decrease) in net assets from operations	198	6	31	24
Changes from principal transactions:
Total unit transactions	1,401	91	63	52
Increase (decrease) in assets derived from principal
transactions	1,401	91	63	52
Total increase (decrease)	1,599	97	94	76
Net assets at September 30, 2009	$ 1,599	$ 97	$ 123	$ 111

The accompanying notes are an integral part of these financial statements.
97

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

			ING
	ING Small	ING U.S. Bond	International	ING MidCap
	Company	Index	Value	Opportunities
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Class I	Class I	Class I	Class I
Net assets at January 1, 2008	$ 53,080	$ -	$ 6,503	$ 860

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(50)	1	91	(6)
Total realized gain (loss) on investments
and capital gains distributions	3,837	1	344	(14)
Net unrealized appreciation (depreciation)
of investments	(18,242)	4	(2,981)	(312)
Net increase (decrease) in net assets from operations	(14,455)	6	(2,546)	(332)
Changes from principal transactions:
Total unit transactions	(10,756)	90	(350)	(30)
Increase (decrease) in assets derived from principal
transactions	(10,756)	90	(350)	(30)
Total increase (decrease)	(25,211)	96	(2,896)	(362)
Net assets at December 31, 2008	27,869	96	3,607	498

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(53)	3	30	(2)
Total realized gain (loss) on investments
and capital gains distributions	(2,165)	9	(1,612)	(132)
Net unrealized appreciation (depreciation)
of investments	7,304	16	2,223	241
Net increase (decrease) in net assets from operations	5,086	28	641	107
Changes from principal transactions:
Total unit transactions	(2,304)	488	(891)	(130)
Increase (decrease) in assets derived from principal
transactions	(2,304)	488	(891)	(130)
Total increase (decrease)	2,782	516	(250)	(23)
Net assets at September 30, 2009	$ 30,651	$ 612	$ 3,357	$ 475

The accompanying notes are an integral part of these financial statements.
98

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

				Janus Aspen
	ING MidCap	ING SmallCap	ING SmallCap	Series Balanced
	Opportunities	Opportunities	Opportunities	Portfolio -
	Portfolio -	Portfolio -	Portfolio -	Institutional
	Class S	Class I	Class S	Shares
Net assets at January 1, 2008	$ 6,959	$ 410	$ 4,184	$ 23

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(58)	(3)	(39)	-
Total realized gain (loss) on investments
and capital gains distributions	782	(20)	607	2
Net unrealized appreciation (depreciation)
of investments	(2,722)	(128)	(1,789)	(5)
Net increase (decrease) in net assets from operations	(1,998)	(151)	(1,221)	(3)
Changes from principal transactions:
Total unit transactions	(2,241)	263	(1,087)	(4)
Increase (decrease) in assets derived from principal
transactions	(2,241)	263	(1,087)	(4)
Total increase (decrease)	(4,239)	112	(2,308)	(7)
Net assets at December 31, 2008	2,720	522	1,876	16

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(20)	(2)	(16)	1
Total realized gain (loss) on investments
and capital gains distributions	52	(191)	(144)	-
Net unrealized appreciation (depreciation)
of investments	652	203	562	2
Net increase (decrease) in net assets from operations	684	10	402	3
Changes from principal transactions:
Total unit transactions	(449)	(198)	(174)	-
Increase (decrease) in assets derived from principal
transactions	(449)	(198)	(174)	-
Total increase (decrease)	235	(188)	228	3
Net assets at September 30, 2009	$ 2,955	$ 334	$ 2,104	$ 19

The accompanying notes are an integral part of these financial statements.
99

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

	Janus Aspen	Janus Aspen		Janus Aspen
	Series	Series Flexible	Janus Aspen	Series
	Enterprise	Bond	Series Janus	Worldwide
	Portfolio -	Portfolio -	Portfolio -	Portfolio -
	Institutional	Institutional	Institutional	Institutional
	Shares	Shares	Shares	Shares
Net assets at January 1, 2008	$ 8	$ 12	$ 9	$ 8

Increase (decrease) in net assets
Operations:
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	1	-	-	-
Net unrealized appreciation (depreciation)
of investments	(3)	-	(4)	(2)
Net increase (decrease) in net assets from operations	(2)	-	(4)	(2)
Changes from principal transactions:
Total unit transactions	(5)	(9)	-	(4)
Increase (decrease) in assets derived from principal
transactions	(5)	(9)	-	(4)
Total increase (decrease)	(7)	(9)	(4)	(6)
Net assets at December 31, 2008	1	3	5	2

Increase (decrease) in net assets
Operations:
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments
and capital gains distributions	-	-	(1)	-
Net unrealized appreciation (depreciation)
of investments	-	-	2	1
Net increase (decrease) in net assets from operations	-	-	1	1
Changes from principal transactions:
Total unit transactions	1	-	(4)	(1)
Increase (decrease) in assets derived from principal
transactions	1	-	(4)	(1)
Total increase (decrease)	1	-	(3)	-
Net assets at September 30, 2009	$ 2	$ 3	$ 2	$ 2

The accompanying notes are an integral part of these financial statements.
100

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

Lord Abbett
	Series Fund -			Oppenheimer
	Mid-Cap Value	Oppenheimer	Oppenheimer	Main Street
	Portfolio -	Global	Main Street	Small Cap
	Class VC	Securities/VA	Fund®/VA	Fund®/VA
Net assets at January 1, 2008	$ 4,141	$ 84	$ 434	$ 617

Increase (decrease) in net assets
Operations:
Net investment income (loss)	8	1	2	(1)
Total realized gain (loss) on investments
and capital gains distributions	(235)	5	19	10
Net unrealized appreciation (depreciation)
of investments	(1,270)	(37)	(191)	(245)
Net increase (decrease) in net assets from operations	(1,497)	(31)	(170)	(236)
Changes from principal transactions:
Total unit transactions	(644)	(6)	(9)	1
Increase (decrease) in assets derived from principal
transactions	(644)	(6)	(9)	1
Total increase (decrease)	(2,141)	(37)	(179)	(235)
Net assets at December 31, 2008	2,000	47	255	382

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(12)	1	3	1
Total realized gain (loss) on investments
and capital gains distributions	(582)	-	(11)	(22)
Net unrealized appreciation (depreciation)
of investments	868	14	57	146
Net increase (decrease) in net assets from operations	274	15	49	125
Changes from principal transactions:
Total unit transactions	(311)	(1)	(18)	22
Increase (decrease) in assets derived from principal
transactions	(311)	(1)	(18)	22
Total increase (decrease)	(37)	14	31	147
Net assets at September 30, 2009	$ 1,963	$ 61	$ 286	$ 529

The accompanying notes are an integral part of these financial statements.
101

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

		PIMCO Real	Pioneer
		Return	Emerging	Pioneer High
	Oppenheimer	Portfolio -	Markets VCT	Yield VCT
	MidCap	Administrative	Portfolio -	Portfolio -
	Fund/VA	Class	Class I	Class I
Net assets at January 1, 2008	$ 180	$ 4,609	$ 2,870	$ 1,452

Increase (decrease) in net assets
Operations:
Net investment income (loss)	(1)	176	(10)	62
Total realized gain (loss) on investments
and capital gains distributions	(20)	-	(307)	(200)
Net unrealized appreciation (depreciation)
of investments	(28)	(764)	(1,479)	(169)
Net increase (decrease) in net assets from operations	(49)	(588)	(1,796)	(307)
Changes from principal transactions:
Total unit transactions	(94)	1,867	(41)	(837)
Increase (decrease) in assets derived from principal
transactions	(94)	1,867	(41)	(837)
Total increase (decrease)	(143)	1,279	(1,837)	(1,144)
Net assets at December 31, 2008	37	5,888	1,033	308

Increase (decrease) in net assets
Operations:
Net investment income (loss)	-	148	14	20
Total realized gain (loss) on investments
and capital gains distributions	(32)	(159)	(817)	(123)
Net unrealized appreciation (depreciation)
of investments	40	992	1,596	228
Net increase (decrease) in net assets from operations	8	981	793	125
Changes from principal transactions:
Total unit transactions	11	47	1,395	(65)
Increase (decrease) in assets derived from principal
transactions	11	47	1,395	(65)
Total increase (decrease)	19	1,028	2,188	60
Net assets at September 30, 2009	$ 56	$ 6,916	$ 3,221	$ 368

The accompanying notes are an integral part of these financial statements.
102

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2009 and the year ended December 31, 2008
(Dollars in thousands)

Premier VIT
OpCap Mid
	Cap Portfolio -	Wanger
	Class I	International	Wanger Select	Wanger USA
Net assets at January 1, 2008	$ -	$ 1,172	$ 4,305	$ 436

Increase (decrease) in net assets
Operations:
Net investment income (loss)	-	2	(26)	(3)
Total realized gain (loss) on investments
and capital gains distributions	-	(271)	(189)	(22)
Net unrealized appreciation (depreciation)
of investments	-	(185)	(1,660)	(142)
Net increase (decrease) in net assets from operations	-	(454)	(1,875)	(167)
Changes from principal transactions:
Total unit transactions	-	(312)	(698)	(38)
Increase (decrease) in assets derived from principal
transactions	-	(312)	(698)	(38)
Total increase (decrease)	-	(766)	(2,573)	(205)
Net assets at December 31, 2008	-	406	1,732	231

Increase (decrease) in net assets
Operations:
Net investment income (loss)	-	7	(11)	(2)
Total realized gain (loss) on investments
and capital gains distributions	-	(88)	(382)	(67)
Net unrealized appreciation (depreciation)
of investments	74	277	1,209	156
Net increase (decrease) in net assets from operations	74	196	816	87
Changes from principal transactions:
Total unit transactions	507	493	124	94
Increase (decrease) in assets derived from principal
transactions	507	493	124	94
Total increase (decrease)	581	689	940	181
Net assets at September 30, 2009	$ 581	$ 1,095	$ 2,672	$ 412

The accompanying notes are an integral part of these financial statements.
103

VARIABLE ANNUITY ACCOUNT B OF

ING LIFE INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements (Unaudited)

104

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

1.	Organization

Variable Annuity Account B of ING Life Insurance and Annuity Company (the
“Account”) was established by ING Life Insurance and Annuity Company (“ILIAC” or
the “Company”) to support the operations of variable annuity contracts (“Contracts”).
The Company is an indirect wholly owned subsidiary of ING America Insurance
Holdings, Inc. (“ING AIH”), an insurance holding company domiciled in the State of
Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V.
(“ING”), a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange
Commission under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the
Account’s assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of
ILIAC.

At September 30, 2009, the Account had 139 investment divisions (the “Divisions”), 36 of which invest in independently managed mutual funds and 103 of which invest in mutual funds managed by affiliates, either Directed Services LLC (“DSL”), or ING
Investments, LLC (“IIL”). The assets in each Division are invested in shares of a designated fund (“Fund”) of various investment trusts (the “Trusts”). Investment
Divisions with asset balances at September 30, 2009 and related Trusts are as follows:

AIM Variable Insurance Funds:	Fidelity® Variable Insurance Products II:
AIM V.I. Capital Appreciation Fund - Series I Shares	Fidelity® VIP Contrafund® Portfolio - Initial Class
AIM V.I. Core Equity Fund - Series I Shares	Fidelity® VIP Index 500 Portfolio - Initial Class
Calvert Variable Series, Inc.:	Fidelity® Variable Insurance Products V:
Calvert Social Balanced Portfolio	Fidelity® VIP Investment Grade Bond Portfolio -
Federated Insurance Series:	Initial Class
Federated Capital Income Fund II	Franklin Templeton Variable Insurance Products Trust:
Federated Clover Value Fund II - Primary Shares	Franklin Small Cap Value Securities Fund - Class 2
Federated Equity Income Fund II	ING Balanced Portfolio, Inc.:
Federated Fund for U.S. Government Securities II	ING Balanced Portfolio - Class I
Federated High Income Bond Fund II - Primary Shares	ING Intermediate Bond Portfolio:
Federated International Equity Fund II	ING Intermediate Bond Portfolio - Class I
Federated Mid Cap Growth Strategies Fund II	ING Investors Trust:
Federated Prime Money Fund II	ING American Funds Growth Portfolio
Fidelity® Variable Insurance Products:	ING American Funds Growth-Income Portfolio
Fidelity® VIP Equity-Income Portfolio - Initial Class	ING American Funds International Portfolio
Fidelity® VIP Growth Portfolio - Initial Class	ING Artio Foreign Portfolio - Service Class
Fidelity® VIP High Income Portfolio - Initial Class	ING BlackRock Large Cap Growth Portfolio -
Fidelity® VIP Overseas Portfolio - Initial Class	Institutional Class

104

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

ING Investors Trust (continued):	ING Money Market Portfolio:
ING Clarion Global Real Estate Portfolio -	ING Money Market Portfolio - Class I
Institutional Class*	ING Partners, Inc.:
ING Clarion Global Real Estate Portfolio - Service	ING American Century Small-Mid Cap Value
Class	Portfolio - Service Class
ING Clarion Real Estate Portfolio - Service Class	ING Baron Asset Portfolio - Service Class
ING Evergreen Health Sciences Portfolio - Service	ING Baron Small Cap Growth Portfolio - Service
Class	Class
ING Evergreen Omega Portfolio - Institutional Class	ING Columbia Small Cap Value Portfolio - Service
ING FMRSM Diversified Mid Cap Portfolio -	Class
Institutional Class	ING Davis New York Venture Portfolio - Service
ING FMRSM Diversified Mid Cap Portfolio - Service	Class
Class	ING JPMorgan Mid Cap Value Portfolio - Service
ING Franklin Income Portfolio - Service Class	Class
ING Franklin Mutual Shares Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth
ING Global Resources Portfolio - Service Class	Portfolio - Initial Class
ING Janus Contrarian Portfolio - Service Class*	ING Oppenheimer Global Portfolio - Initial Class
ING JPMorgan Emerging Markets Equity Portfolio -	ING Oppenheimer Strategic Income Portfolio - Initial
Institutional Class	Class
ING JPMorgan Emerging Markets Equity Portfolio -	ING Oppenheimer Strategic Income Portfolio -
Service Class	Service Class
ING JPMorgan Small Cap Core Equity Portfolio -	ING PIMCO Total Return Portfolio - Service Class
Institutional Class	ING Pioneer High Yield Portfolio - Initial Class
ING JPMorgan Small Cap Core Equity Portfolio -	ING Solution 2015 Portfolio - Service Class
Service Class	ING Solution 2025 Portfolio - Service Class
ING LifeStyle Aggressive Growth Portfolio - Service	ING Solution 2035 Portfolio - Service Class
Class	ING Solution 2045 Portfolio - Service Class
ING LifeStyle Growth Portfolio - Service Class	ING Solution Income Portfolio - Service Class
ING LifeStyle Moderate Growth Portfolio - Service	ING T. Rowe Price Diversified Mid Cap Growth
Class	Portfolio - Initial Class
ING LifeStyle Moderate Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Initial
ING Lord Abbett Affiliated Portfolio - Institutional	Class
Class	ING Templeton Foreign Equity Portfolio - Initial
ING Lord Abbett Affiliated Portfolio - Service Class	Class*
ING Marsico Growth Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class
ING Marsico International Opportunities Portfolio -	ING UBS U.S. Large Cap Equity Portfolio - Initial
Service Class	Class
ING MFS Total Return Portfolio - Institutional Class	ING Van Kampen Comstock Portfolio - Service Class
ING MFS Total Return Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio -
ING MFS Utilities Portfolio - Service Class	Initial Class
ING PIMCO High Yield Portfolio - Service Class	ING Strategic Allocation Portfolios, Inc.:
ING Pioneer Equity Income Portfolio - Institutional	ING Strategic Allocation Conservative Portfolio -
Class	Class I
ING Pioneer Fund Portfolio - Institutional Class	ING Strategic Allocation Growth Portfolio - Class I
ING Pioneer Mid Cap Value Portfolio - Institutional	ING Strategic Allocation Moderate Portfolio - Class I
Class	ING Variable Funds:
ING Pioneer Mid Cap Value Portfolio - Service Class	ING Growth and Income Portfolio - Class I
ING T. Rowe Price Capital Appreciation Portfolio -	ING Variable Insurance Trust:
Service Class	ING GET U.S. Core Portfolio - Series 5
ING T. Rowe Price Equity Income Portfolio - Service	ING GET U.S. Core Portfolio - Series 6
Class	ING GET U.S. Core Portfolio - Series 7
ING Templeton Global Growth Portfolio - Service	ING GET U.S. Core Portfolio - Series 8
Class	ING GET U.S. Core Portfolio - Series 9
ING Van Kampen Growth and Income Portfolio -	ING GET U.S. Core Portfolio - Series 10
Service Class	ING GET U.S. Core Portfolio - Series 11
ING Wells Fargo Small Cap Disciplined Portfolio -	ING GET U.S. Core Portfolio - Series 12
Service Class	ING GET U.S. Core Portfolio - Series 13
ING GET U.S. Core Portfolio - Series 14

105

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

ING Variable Portfolios, Inc.:	Janus Aspen Series (continued):
ING BlackRock Science and Technology	Janus Aspen Series Enterprise Portfolio - Institutional
Opportunities Portfolio - Class I	Shares
ING Index Plus LargeCap Portfolio - Class I	Janus Aspen Series Flexible Bond Portfolio -
ING Index Plus MidCap Portfolio - Class I	Institutional Shares
ING Index Plus SmallCap Portfolio - Class I	Janus Aspen Series Janus Portfolio - Institutional
ING International Index Portfolio - Class I*	Shares
ING International Index Portfolio - Class S**	Janus Aspen Series Worldwide Portfolio -
ING Opportunistic Large Cap Portfolio - Class I	Institutional Shares
ING Russell™ Large Cap Growth Index Portfolio -	Lord Abbett Series Fund, Inc.:
Class I**	Lord Abbett Series Fund - Mid-Cap Value Portfolio -
ING Russell™ Large Cap Index Portfolio - Class I*	Class VC
ING Russell™ Large Cap Value Index Portfolio -	Oppenheimer Variable Account Funds:
Class I**	Oppenheimer Global Securities/VA
ING Russell™ Large Cap Value Index Portfolio -	Oppenheimer Main Street Fund®/VA
Class S**	Oppenheimer Main Street Small Cap Fund®/VA
ING Russell™ Mid Cap Growth Index Portfolio -	Oppenheimer MidCap Fund/VA
Class S**	PIMCO Variable Insurance Trust:
ING Russell™ Mid Cap Index Portfolio - Class I*	PIMCO Real Return Portfolio - Administrative Class
ING Russell™ Small Cap Index Portfolio - Class I*	Pioneer Variable Contracts Trust:
ING Small Company Portfolio - Class I	Pioneer Emerging Markets VCT Portfolio - Class I
ING U.S. Bond Index Portfolio - Class I*	Pioneer High Yield VCT Portfolio - Class I
ING Variable Products Trust:	Premier VIT:
ING International Value Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio - Class I**
ING MidCap Opportunities Portfolio - Class I	Wanger Advisors Trust:
ING MidCap Opportunities Portfolio - Class S	Wanger International
ING SmallCap Opportunities Portfolio - Class I	Wanger Select
ING SmallCap Opportunities Portfolio - Class S	Wanger USA
Janus Aspen Series:
Janus Aspen Series Balanced Portfolio - Institutional	* Division added in 2008
Shares	** Division added in 2009

The names of certain Divisions were changed during 2009.	The following is a summary
of current and former names for those Divisions:

Current Name	Former Name
Federated Insurance Series:	Federated Insurance Series:
Federated Clover Value Fund II - Primary Shares	Federated American Leaders Fund II - Primary Shares
ING Balanced Portfolio, Inc.:	ING VP Balanced Portfolio, Inc.:
ING Balanced Portfolio - Class I	ING VP Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:	ING VP Intermediate Bond Portfolio:
ING Intermediate Bond Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I
ING Investors Trust:	ING Investors Trust:
ING Artio Foreign Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class
ING Clarion Global Real Estate Portfolio -	ING Global Real Estate Portfolio - Institutional Class
Institutional Class
ING Clarion Global Real Estate Portfolio - Service	ING Global Real Estate Portfolio - Service Class
Class
ING Clarion Real Estate Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service Class
ING Growth and Income Portfolio II - Institutional	ING Legg Mason Value Portfolio - Institutional Class
Class
ING Growth and Income Portfolio II - Service Class	ING Legg Mason Value Portfolio - Service Class

106

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Current Name	Former Name
ING Investors Trust (continued):	ING Investors Trust (continued):
ING Index Plus International Equity Portfolio -	ING VP Index Plus International Equity Portfolio -
Institutional Class	Institutional Class
ING Index Plus International Equity Portfolio -	ING VP Index Plus International Equity Portfolio -
Service Class	Service Class
ING Money Market Portfolio:	ING VP Money Market Portfolio:
ING Money Market Portfolio - Class I	ING VP Money Market Portfolio - Class I
ING Partners, Inc.:	ING Partners, Inc.:
ING Columbia Small Cap Value Portfolio - Service	ING Columbia Small Cap Value II Portfolio - Service
Class	Class
ING Strategic Allocation Portfolios, Inc.:	ING Strategic Allocation Portfolios, Inc.:
ING Strategic Allocation Conservative Portfolio -	ING VP Strategic Allocation Conservative Portfolio -
Class I	Class I
ING Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio -
Class I
ING Strategic Allocation Moderate Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio -
Class I
ING Variable Funds:	ING Variable Funds:
ING Growth and Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class I
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING BlackRock Science and Technology	ING BlackRock Global Science and Technology
Opportunities Portfolio - Class I	Portfolio - Class I
ING Index Plus LargeCap Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I
ING Index Plus MidCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I
ING Index Plus SmallCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I
ING Opportunistic Large Cap Portfolio - Class I	ING Opportunistic Large Cap Value Portfolio - Class I
ING Opportunistic Large Cap Portfolio - Class S	ING Opportunistic Large Cap Value Portfolio -
Class S
ING Small Company Portfolio - Class I	ING VP Small Company Portfolio - Class I
ING U.S. Bond Index Portfolio - Class I	ING Lehman Brothers U.S. Aggregate Bond Index®
Portfolio - Class I
ING Variable Products Trust:	ING Variable Products Trust:
ING International Value Portfolio - Class I	ING VP International Value Portfolio - Class I
ING MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I
ING MidCap Opportunities Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S
ING SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I
ING SmallCap Opportunities Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:	Janus Aspen Series:
Janus Aspen Series Enterprise Portfolio - Institutional	Janus Aspen Series Mid Cap Growth Portfolio -
Shares	Institutional Shares
Janus Aspen Series Janus Portfolio - Institutional	Janus Aspen Series Large Cap Growth Portfolio -
Shares	Institutional Shares
Janus Aspen Series Worldwide Portfolio -	Janus Aspen Series Worldwide Growth Portfolio -
Institutional Shares	Institutional Shares

107

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

During 2009, the following Divisions were closed to contractowners:

ING Investors Trust:
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
ING Growth and Income Portfolio II - Institutional Class
ING Growth and Income Portfolio II - Service Class
ING Index Plus International Equity Portfolio - Institutional Class
ING Index Plus International Equity Portfolio - Service Class
ING JPMorgan Value Opportunities Portfolio - Institutional Class
ING JPMorgan Value Opportunities Portfolio - Service Class
ING Oppenheimer Main Street Portfolio® - Institutional Class
ING Oppenheimer Main Street Portfolio® - Service Class
ING Van Kampen Capital Growth Portfolio - Institutional Class
ING Partners, Inc.:
ING American Century Large Company Value Portfolio - Service Class
ING Neuberger Berman Partners Portfolio - Initial Class
ING Neuberger Berman Partners Portfolio - Service Class
ING Variable Insurance Trust:
ING GET U.S. Core Portfolio - Series 3
ING GET U.S. Core Portfolio - Series 4
ING Variable Portfolios, Inc.:
ING Opportunistic Large Cap Growth Portfolio - Class I
ING Opportunistic Large Cap Portfolio - Class S

The following Divisions were available to contractowners during 2009, but did not have any activity as of September 30, 2009:

American Funds Insurance Series:
American Funds Insurance Series® - Growth Income Fund - Class 2
American Funds Insurance Series® - International Fund - Class 2
Fidelity® Variable Insurance Products V:
Fidelity® VIP Asset ManagerSM Portfolio - Initial Class
ING Investors Trust:
ING BlackRock Large Cap Growth Portfolio - Service Class
ING Global Resources Portfolio - Institutional Class
ING PIMCO High Yield Portfolio - Institutional Class
ING Stock Index Portfolio - Institutional Class
ING Partners, Inc.:
ING Oppenheimer Global Portfolio - Service Class
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
ING Van Kampen Equity and Income Portfolio - Service Class
ING Variable Funds:
ING Growth and Income Portfolio - Class S
Oppenheimer Variable Account Funds:
Oppenheimer Strategic Bond Fund/VA

Effective October 7, 2008, ING Money Market Portfolio changed its investment objective to seeking to maintain a stable share price of $1.00 per share. In connection with this change, ING Money Market Portfolio utilized a stock split and distributed additional shares to its shareholders such that each shareholder’s proportionate interest and aggregate value of investment in ING Money Market Portfolio remained the same.

108

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

2.	Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on the specific identification basis.
The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of
ILIAC, which is taxed as a life insurance company under the Internal Revenue Code.
Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the
Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net
Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from)

109

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Due to related parties on the Statements of Assets and
Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through
January 15, 2010, which is the date the financial statements as of September 30, 2009, and for the nine months ended September 30, 2009, were available to be issued. See the
Subsequent Events footnote for further details.

3. Recently Adopted Accounting Standards

FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of
Financial Accounting Standards (“FAS”) No. 168, “The FASB Accounting Standards
CodificationTM and the Hierarchy of Generally Accepted Accounting Principles - a
replacement of FASB Statement No. 162,” which confirms that as of July 1, 2009, the
“FASB Accounting Standards CodificationTM” (“the Codification” or “ASC”) is the single official source of authoritative, nongovernmental US GAAP. All existing accounting standard documents are superseded, and all other accounting literature not included in the
Codification is considered nonauthoritative.

The Account adopted the Codification as of July 1, 2009. There was no effect on the
Account’s net assets and results of operations. The Account has revised its disclosures to incorporate references to the Codification topics.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC
Topic 855, “Subsequent Events,” which establishes:

§ The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
§ The circumstances under which an entity should recognize such events or transactions in its financial statements; and
§ Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

110

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

These provisions, as included in ASC Topic 855, were adopted by the Account on
June 30, 2009. The Account determined, however, that there was no effect on the
Account’s net assets and results of operations upon adoption, as the guidance is consistent with that previously applied by the Account under US GAAP. The disclosure provisions included in ASC Topic 855 are presented in the Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability
Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, “Fair Value Measurements and Disclosures,” which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

§ Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
§ Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
§ Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Account on
April 1, 2009. The Account determined, however, that there was no effect on the
Account’s net assets and results of operations upon adoption, as its guidance is consistent with that previously applied by the Account under US GAAP.

Fair Value Measurements

In September 2006, the FASB issued new guidance on fair value measurements included in ASC Topic 820, “Fair Value Measurements and Disclosures,” which provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. ASC Topic 820 does not expand the use of fair value to any new circumstances.

ASC Topic 820 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data.
ASC Topic 820 also requires separate disclosure of fair value measurements by level

111

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of ASC Topic 820 on January 1, 2008 did not have an impact on the
Account’s net assets or results of operations. New disclosures are included in the
Financial Instruments footnote.

4. Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values
(“NAV”). The fair value of the Account’s assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account’s financial assets are recorded at fair value on the Statements of Assets and
Liabilities and are categorized as Level 1 as of September 30, 2009, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of September 30, 2009.

The ASC Topic 820 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

§ Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
§ Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
      Level 2 inputs include the following:
      a)  Quoted prices for similar assets or liabilities in active markets;
      b)  Quoted prices for identical or similar assets or liabilities in non-active markets;
      c)   Inputs other than quoted market prices that are observable; and
      d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
§ Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

112

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

5. Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover
ILIAC’s expenses in connection with the issuance and administration of the Contracts.
Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.25% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge (“Surrender Charge”) is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner’s state of residence and currently ranges up to 4.00% of premiums.

Other Contract Charges

Under the Fixed/Variable Single Premium Immediate Annuity contract, an additional annual charge of 1.00% is deducted daily from the accumulation values for contractowners who select the Guaranteed Minimum Income feature. For Deferred
Variable Annuity contracts, an additional annual charge of up to 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio

113

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Funds. In addition, an annual charge of up to 0.50% is deducted daily from the accumulation values for contractowners who select the Premium Bonus Option feature.

Fees Waived by ILIAC

Certain charges and fees for various types of Contracts are currently waived by ILIAC.
ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

6. Subsequent Events

On October 26, 2009, ING announced the key components of the final Restructuring Plan
ING submitted to the European Commission (“EC”) as part of the process to receive EC approval for the state aid granted to ING by the Dutch State in the form of EUR 10 billion
Core Tier 1 securities issued on November 12, 2008 and the ING Illiquid Assets Back-up
Facility with the Dutch State (“ING-Dutch State Transaction”). As part of the
Restructuring Plan, ING has agreed to separate its banking and insurance businesses by
2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including ILIAC. ING has announced that it will explore all options for implementing the separation, including initial public offerings, sales or combinations thereof. ING has also reached an agreement with the
Dutch State to alter the repayment terms of the Core Tier 1 securities in order to facilitate early repayment. In December 2009 ING repurchased EUR 5 billion of the total EUR 10 billion Core Tier 1 securities issued to the Dutch State. In order to obtain approval from the EC on ING’s Restructuring Plan, ING has also agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. In total, these extra payments will amount to a net present value of EUR 1.3 billion, which will be recorded by ING as a one-time pre-tax charge in the fourth quarter of 2009. The terms of the ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, will remain unaltered and the additional payments will not be borne by ILIAC or any other ING U.S. subsidiaries. In order to finance the repayment of the Core Tier 1 securities and the associated costs as well as to mitigate the capital impact of the additional payments for the Back-Up Facility, ING launched a capital increase without preferential subscription rights for holders of (bearer depositary receipts for) ordinary shares of up to EUR 7.5 billion. Proceeds of the issue in excess of the above amounts will be used to strengthen ING’s capital position. The separation of insurance and banking operations and the proposed rights issue was approved at an
Extraordinary General Meeting of ING Shareholders, on November 25, 2009. ING has
finalized negotiations with the EC on the Restructuring Plan and formal EC approval was granted in November 2009.

114

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

7.	Related Party Transactions

During the nine months ended September 30, 2009, management fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING
Balanced Portfolio, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds,
ING Variable Insurance Trust, ING Variable Portfolios, Inc., ING Variable Products
Trust, ING Intermediate Bond Portfolio and ING Money Market Portfolio. The Trusts’
advisory agreement provided for a fee at an annual rate up to 0.95% of the average net assets of each respective Fund.

Management fees were also paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to ING Investors Trust and ING Partners, Inc. The
Trusts’ advisory agreement provided for a fee at an annual rate up to 1.25% of the average net assets of each respective Fund.

115

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

8. Purchases and Sales of Investment Securities The aggregate cost of purchases and proceeds from sales of investments follows:

	Nine months ended		Year ended
	September 30, 2009		December 31, 2008
	Purchases	Sales	Purchases	Sales
		(Dollars in Thousands)
AIM Variable Insurance Funds:
AIM V.I. Capital Appreciation Fund - Series I Shares	$ 35	$ 62	$ 60	$ 79
AIM V.I. Core Equity Fund - Series I Shares	288	120	817	711
Calvert Variable Series, Inc.:
Calvert Social Balanced Portfolio	156	340	201	205
Federated Insurance Series:
Federated Capital Income Fund II	110	288	327	839
Federated Clover Value Fund II - Primary Shares	291	1,707	4,312	3,765
Federated Equity Income Fund II	134	405	164	1,093
Federated Fund for U.S. Government Securities II	92	284	163	354
Federated High Income Bond Fund II - Primary Shares	487	741	489	843
Federated International Equity Fund II	56	193	46	870
Federated Mid Cap Growth Strategies Fund II	66	678	1,454	1,575
Federated Prime Money Fund II	1,215	1,375	992	1,160
Fidelity® Variable Insurance Products:
Fidelity® VIP Equity-Income Portfolio - Initial Class	589	8,786	3,746	32,171
Fidelity® VIP Growth Portfolio - Initial Class	178	1,081	1,524	2,927
Fidelity® VIP High Income Portfolio - Initial Class	434	393	8	10
Fidelity® VIP Overseas Portfolio - Initial Class	425	642	2,551	2,932
Fidelity® Variable Insurance Products II:
Fidelity® VIP Contrafund® Portfolio - Initial Class	2,022	14,498	12,211	46,184
Fidelity® VIP Index 500 Portfolio - Initial Class	944	3,134	2,236	7,260
Fidelity® Variable Insurance Products V:
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	53	65	41	171
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund - Class 2	665	566	993	807
ING Balanced Portfolio, Inc.:
ING Balanced Portfolio - Class I	4,488	11,424	16,851	29,930
ING Intermediate Bond Portfolio:
ING Intermediate Bond Portfolio - Class I	17,874	21,293	41,809	28,452
ING Investors Trust:
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	15	97	33	53
ING American Funds Growth Portfolio	2,828	2,522	4,934	7,729
ING American Funds Growth-Income Portfolio	1,799	2,025	2,767	6,910
ING American Funds International Portfolio	3,880	2,469	6,993	10,253
ING Artio Foreign Portfolio - Service Class	1,470	2,121	3,580	4,659
ING BlackRock Large Cap Growth Portfolio - Institutional Class	813	2,956	4,359	7,583
ING Clarion Global Real Estate Portfolio - Institutional Class	328	219	1,771	186

116

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

	Nine months ended		Year ended
	September 30, 2009		December 31, 2008
	Purchases	Sales	Purchases	Sales
		(Dollars in Thousands)
ING Investors Trust (continued):
ING Clarion Global Real Estate Portfolio - Service Class	$ 131	$ 195	$ 374	$ 991
ING Clarion Real Estate Portfolio - Service Class	360	190	1,596	871
ING Evergreen Health Sciences Portfolio - Service Class	92	512	754	296
ING Evergreen Omega Portfolio - Institutional Class	593	1,106	2,164	3,126
ING FMRSM Diversified Mid Cap Portfolio - Institutional Class	714	2,420	2,739	6,525
ING FMRSM Diversified Mid Cap Portfolio - Service Class	250	197	693	459
ING Franklin Income Portfolio - Service Class	1,133	832	1,455	3,061
ING Franklin Mutual Shares Portfolio - Service Class	306	321	468	908
ING Global Resources Portfolio - Service Class	1,138	1,178	6,615	4,479
ING Growth and Income Portfolio II - Institutional Class	312	8,131	3,518	4,489
ING Growth and Income Portfolio II - Service Class	25	202	96	65
ING Index Plus International Equity Portfolio - Institutional Class	819	11,582	7,205	6,970
ING Index Plus International Equity Portfolio - Service Class	91	760	455	399
ING Janus Contrarian Portfolio - Service Class	1,120	214	416	126
ING JPMorgan Emerging Markets Equity Portfolio - Institutional
Class	1,654	1,192	3,140	4,970
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	1,687	1,140	2,576	3,197
ING JPMorgan Small Cap Core Equity Portfolio - Institutional
Class	106	281	434	1,477
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	13	9	90	79
ING JPMorgan Value Opportunities Portfolio - Institutional Class	599	11,256	2,789	8,707
ING JPMorgan Value Opportunities Portfolio - Service Class	155	1,615	414	567
ING LifeStyle Aggressive Growth Portfolio - Service Class	104	120	451	634
ING LifeStyle Growth Portfolio - Service Class	592	1,621	2,268	2,446
ING LifeStyle Moderate Growth Portfolio - Service Class	523	908	1,844	5,230
ING LifeStyle Moderate Portfolio - Service Class	1,880	1,153	3,075	4,713
ING Lord Abbett Affiliated Portfolio - Institutional Class	118	1,006	1,243	904
ING Lord Abbett Affiliated Portfolio - Service Class	127	148	215	294
ING Marsico Growth Portfolio - Service Class	408	437	716	651
ING Marsico International Opportunities Portfolio - Service Class	247	1,310	2,940	4,421
ING MFS Total Return Portfolio - Institutional Class	468	7,857	11,093	27,605
ING MFS Total Return Portfolio - Service Class	334	318	403	307
ING MFS Utilities Portfolio - Service Class	235	656	1,824	1,748
ING Oppenheimer Main Street Portfolio® - Institutional Class	153	1,661	461	991
ING Oppenheimer Main Street Portfolio® - Service Class	15	136	101	4
ING PIMCO High Yield Portfolio - Service Class	2,018	620	792	1,158
ING Pioneer Equity Income Portfolio - Institutional Class	355	897	553	1,211
ING Pioneer Fund Portfolio - Institutional Class	1,110	1,498	3,717	8,060
ING Pioneer Mid Cap Value Portfolio - Institutional Class	181	397	882	799
ING Pioneer Mid Cap Value Portfolio - Service Class	141	254	529	618
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	2,162	1,625	4,214	1,017

117

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

	Nine months ended		Year ended
	September 30, 2009		December 31, 2008
	Purchases	Sales	Purchases	Sales
		(Dollars in Thousands)
ING Investors Trust (continued):
ING T. Rowe Price Equity Income Portfolio - Service Class	$ 1,690	$ 1,317	$ 2,369	$ 2,018
ING Templeton Global Growth Portfolio - Service Class	65	96	102	481
ING Van Kampen Capital Growth Portfolio - Institutional Class	554	29,383	53,984	6,968
ING Van Kampen Growth and Income Portfolio - Service Class	124	188	335	195
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	137	35	101	189
ING Money Market Portfolio:
ING Money Market Portfolio - Class I	22,171	71,458	108,397	100,604
ING Partners, Inc.:
ING American Century Large Company Value Portfolio - Service
Class	18	187	356	245
ING American Century Small-Mid Cap Value Portfolio - Service
Class	205	211	613	358
ING Baron Asset Portfolio - Service Class	11	30	313	339
ING Baron Small Cap Growth Portfolio - Service Class	287	537	731	983
ING Columbia Small Cap Value Portfolio - Service Class	38	199	547	941
ING Davis New York Venture Portfolio - Service Class	662	850	931	784
ING JPMorgan Mid Cap Value Portfolio - Service Class	178	225	391	803
ING Legg Mason Partners Aggressive Growth Portfolio - Initial
Class	335	1,962	724	5,348
ING Neuberger Berman Partners Portfolio - Initial Class	933	16,574	2,648	12,125
ING Neuberger Berman Partners Portfolio - Service Class	124	367	356	105
ING Oppenheimer Global Portfolio - Initial Class	4,050	9,189	14,308	28,000
ING Oppenheimer Strategic Income Portfolio - Initial Class	2,597	8,722	10,303	20,694
ING Oppenheimer Strategic Income Portfolio - Service Class	77	5	1	2
ING PIMCO Total Return Portfolio - Service Class	3,711	773	4,029	1,551
ING Pioneer High Yield Portfolio - Initial Class	3,839	3,952	19,577	1,914
ING Solution 2015 Portfolio - Service Class	585	359	2,713	888
ING Solution 2025 Portfolio - Service Class	517	453	1,453	1,646
ING Solution 2035 Portfolio - Service Class	776	186	1,353	1,080
ING Solution 2045 Portfolio - Service Class	220	46	1,265	1,322
ING Solution Income Portfolio - Service Class	534	229	652	317
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial
Class	400	3,818	9,749	10,843
ING T. Rowe Price Growth Equity Portfolio - Initial Class	1,021	3,034	5,385	10,058
ING Templeton Foreign Equity Portfolio - Initial Class	779	2,862	36,859	5,614
ING Thornburg Value Portfolio - Initial Class	987	2,354	880	4,961
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	213	2,105	2,055	6,208
ING Van Kampen Comstock Portfolio - Service Class	126	644	302	492
ING Van Kampen Equity and Income Portfolio - Initial Class	647	10,335	14,973	27,897
ING Strategic Allocation Portfolios, Inc.:
ING Strategic Allocation Conservative Portfolio - Class I	1,587	1,521	2,563	3,141
ING Strategic Allocation Growth Portfolio - Class I	1,568	898	4,894	4,113
ING Strategic Allocation Moderate Portfolio - Class I	1,401	1,651	3,608	3,566

118

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

	Nine months ended		Year ended
	September 30, 2009		December 31, 2008
	Purchases	Sales	Purchases	Sales
		(Dollars in Thousands)
ING Variable Funds:
ING Growth and Income Portfolio - Class I	$ 9,780	$ 22,992	$ 31,980	$ 59,186
ING Variable Insurance Trust:
ING GET U.S. Core Portfolio - Series 3	475	16,889	1,435	5,799
ING GET U.S. Core Portfolio - Series 4	159	2,603	516	1,291
ING GET U.S. Core Portfolio - Series 5	62	221	429	531
ING GET U.S. Core Portfolio - Series 6	495	3,597	4,778	6,855
ING GET U.S. Core Portfolio - Series 7	264	1,539	3,411	5,807
ING GET U.S. Core Portfolio - Series 8	222	2,021	2,671	3,410
ING GET U.S. Core Portfolio - Series 9	183	863	2,157	3,141
ING GET U.S. Core Portfolio - Series 10	150	1,475	1,743	3,029
ING GET U.S. Core Portfolio - Series 11	294	1,775	1,957	3,231
ING GET U.S. Core Portfolio - Series 12	571	4,072	7,542	19,227
ING GET U.S. Core Portfolio - Series 13	650	3,822	2,428	14,348
ING GET U.S. Core Portfolio - Series 14	786	7,256	571	5,065
ING Variable Portfolios, Inc.:
ING BlackRock Science and Technology Opportunities Portfolio -
Class I	1,194	1,318	874	3,333
ING Index Plus LargeCap Portfolio - Class I	5,546	10,757	33,046	43,389
ING Index Plus MidCap Portfolio - Class I	303	787	2,235	2,366
ING Index Plus SmallCap Portfolio - Class I	177	209	690	1,380
ING International Index Portfolio - Class I	11,400	437	316	1
ING International Index Portfolio - Class S	56	-	-	-
ING Opportunistic Large Cap Growth Portfolio - Class I	143	9,345	912	3,309
ING Opportunistic Large Cap Portfolio - Class I	9,058	902	2,212	2,200
ING Opportunistic Large Cap Portfolio - Class S	10	298	99	288
ING Russell™ Large Cap Growth Index Portfolio - Class I	27,065	1,190	-	-
ING Russell™ Large Cap Index Portfolio - Class I	17,746	913	677	18
ING Russell™ Large Cap Value Index Portfolio - Class I	9,773	279	-	-
ING Russell™ Large Cap Value Index Portfolio - Class S	1,436	39	-	-
ING Russell™ Mid Cap Growth Index Portfolio - Class S	92	-	-	-
ING Russell™ Mid Cap Index Portfolio - Class I	64	1	91	44
ING Russell™ Small Cap Index Portfolio - Class I	79	27	121	70
ING Small Company Portfolio - Class I	1,343	3,700	8,680	13,830
ING U.S. Bond Index Portfolio - Class I	690	199	343	252
ING Variable Products Trust:
ING International Value Portfolio - Class I	277	1,138	1,999	1,542
ING MidCap Opportunities Portfolio - Class I	108	240	461	496
ING MidCap Opportunities Portfolio - Class S	130	598	425	2,724
ING SmallCap Opportunities Portfolio - Class I	63	263	515	192
ING SmallCap Opportunities Portfolio - Class S	101	291	622	1,233

119

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

	Nine months ended		Year ended
	September 30, 2009		December 31, 2008
	Purchases	Sales	Purchases	Sales
		(Dollars in Thousands)
Janus Aspen Series:
Janus Aspen Series Balanced Portfolio - Institutional Shares	$ 1	$ -	$ 2	$ 4
Janus Aspen Series Enterprise Portfolio - Institutional Shares	-	-	-	6
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	-	-	10
Janus Aspen Series Janus Portfolio - Institutional Shares	-	4	-	-
Janus Aspen Series Worldwide Portfolio - Institutional Shares	-	-	-	4
Lord Abbett Series Fund, Inc.:
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	124	447	450	967
Oppenheimer Variable Account Funds:
Oppenheimer Global Securities/VA	2	1	6	6
Oppenheimer Main Street Fund®/VA	5	20	114	96
Oppenheimer Main Street Small Cap Fund®/VA	55	32	78	50
Oppenheimer MidCap Fund/VA	55	45	57	153
PIMCO Variable Insurance Trust:
PIMCO Real Return Portfolio - Administrative Class	3,491	3,296	4,953	2,900
Pioneer Variable Contracts Trust:
Pioneer Emerging Markets VCT Portfolio - Class I	2,204	796	2,437	2,080
Pioneer High Yield VCT Portfolio - Class I	156	201	186	952
Premier VIT:
Premier VIT OpCap Mid Cap Portfolio - Class I	508	1	-	-
Wanger Advisors Trust:
Wanger International	640	141	624	803
Wanger Select	562	449	792	1,412
Wanger USA	164	73	178	181

120

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

9.	Changes in Units

The changes in units outstanding were as follows:

		Nine months ended			Year ended
		September 30, 2009			December 31, 2008
	Units	Units	Net Increase	Units	Units	Net Increase
	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)
AIM Variable Insurance Funds:
AIM V.I. Capital Appreciation Fund - Series I Shares	7,401	10,519	(3,118)	9,363	10,112	(749)
AIM V.I. Core Equity Fund - Series I Shares	39,720	16,580	23,140	51,474	48,460	3,014
Calvert Variable Series, Inc.:
Calvert Social Balanced Portfolio	13,516	37,917	(24,401)	22,689	25,333	(2,644)
Federated Insurance Series:
Federated Capital Income Fund II	13	18,799	(18,786)	7,629	45,327	(37,698)
Federated Clover Value Fund II - Primary Shares	655	98,852	(98,197)	2,916	152,103	(149,187)
Federated Equity Income Fund II	228	32,232	(32,004)	1,455	71,692	(70,237)
Federated Fund for U.S. Government Securities II	146	14,889	(14,743)	3,660	18,972	(15,312)
Federated High Income Bond Fund II - Primary Shares	372	38,455	(38,083)	426	40,532	(40,106)
Federated International Equity Fund II	317	15,425	(15,108)	2,823	47,374	(44,551)
Federated Mid Cap Growth Strategies Fund II	190	35,453	(35,263)	5,490	58,051	(52,561)
Federated Prime Money Fund II	87,724	98,766	(11,042)	72,065	85,948	(13,883)
Fidelity® Variable Insurance Products:
Fidelity® VIP Equity-Income Portfolio - Initial Class	230,961	932,329	(701,368)	834,814	2,680,366	(1,845,552)
Fidelity® VIP Growth Portfolio - Initial Class	76,581	116,308	(39,727)	118,381	187,521	(69,140)
Fidelity® VIP High Income Portfolio - Initial Class	51,498	44,128	7,370	1	803	(802)
Fidelity® VIP Overseas Portfolio - Initial Class	66,736	75,683	(8,947)	98,365	174,185	(75,820)
Fidelity® Variable Insurance Products II:
Fidelity® VIP Contrafund® Portfolio - Initial Class	527,276	1,241,788	(714,512)	1,475,694	3,637,598	(2,161,904)
Fidelity® VIP Index 500 Portfolio - Initial Class	35,415	197,564	(162,149)	76,883	319,320	(242,437)
Fidelity® Variable Insurance Products V:
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	1	2,931	(2,930)	1,885	10,993	(9,108)
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund - Class 2	63,529	69,391	(5,862)	69,244	75,338	(6,094)

121

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

		Nine months ended			Year ended
		September 30, 2009			December 31, 2008
	Units	Units	Net Increase	Units	Units	Net Increase
	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)
ING Balanced Portfolio, Inc.:
ING Balanced Portfolio - Class I	109,799	697,352	(587,553)	429,348	1,846,534	(1,417,186)
ING Intermediate Bond Portfolio:
ING Intermediate Bond Portfolio - Class I	1,864,641	1,945,150	(80,509)	3,371,594	2,833,690	537,904
ING Investors Trust:
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	4,191	12,998	(8,807)	3,733	8,238	(4,505)
ING American Funds Growth Portfolio	221,657	425,006	(203,349)	792,784	1,167,629	(374,845)
ING American Funds Growth-Income Portfolio	174,404	339,957	(165,553)	595,310	1,055,808	(460,498)
ING American Funds International Portfolio	163,214	314,150	(150,936)	865,640	1,196,281	(330,641)
ING Artio Foreign Portfolio - Service Class	158,422	263,791	(105,369)	418,585	639,381	(220,796)
ING BlackRock Large Cap Growth Portfolio - Institutional Class	173,357	514,712	(341,355)	324,330	1,157,718	(833,388)
ING Clarion Global Real Estate Portfolio - Institutional Class	50,857	43,610	7,247	204,007	42,042	161,965
ING Clarion Global Real Estate Portfolio - Service Class	25,966	36,291	(10,325)	84,622	151,775	(67,153)
ING Clarion Real Estate Portfolio - Service Class	64,942	53,069	11,873	169,087	145,215	23,872
ING Evergreen Health Sciences Portfolio - Service Class	23,818	67,545	(43,727)	60,573	32,341	28,232
ING Evergreen Omega Portfolio - Institutional Class	72,270	123,793	(51,523)	181,498	355,300	(173,802)
ING FMRSM Diversified Mid Cap Portfolio - Institutional Class	152,871	385,230	(232,359)	566,900	1,122,475	(555,575)
ING FMRSM Diversified Mid Cap Portfolio - Service Class	31,605	26,186	5,419	61,421	55,027	6,394
ING Franklin Income Portfolio - Service Class	148,397	143,058	5,339	421,258	600,010	(178,752)
ING Franklin Mutual Shares Portfolio - Service Class	56,218	56,616	(398)	135,252	184,776	(49,524)
ING Global Resources Portfolio - Service Class	233,343	234,762	(1,419)	531,009	566,735	(35,726)
ING Growth and Income Portfolio II - Institutional Class	51,716	1,460,505	(1,408,789)	257,708	743,831	(486,123)
ING Growth and Income Portfolio II - Service Class	4,868	37,162	(32,294)	2,438	8,407	(5,969)
ING Index Plus International Equity Portfolio - Institutional Class	78,252	1,922,323	(1,844,071)	342,220	1,087,214	(744,994)
ING Index Plus International Equity Portfolio - Service Class	10,088	102,133	(92,045)	23,405	46,680	(23,275)
ING Janus Contrarian Portfolio - Service Class	209,334	47,286	162,048	48,649	22,726	25,923
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	168,319	138,946	29,373	330,835	500,208	(169,373)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	130,429	104,241	26,188	127,532	193,737	(66,205)

122

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

		Nine months ended			Year ended
		September 30, 2009			December 31, 2008
	Units	Units	Net Increase	Units	Units	Net Increase
	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)
ING Investors Trust (continued):
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	19,790	46,060	(26,270)	72,598	184,100	(111,502)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	1,125	928	197	8,569	8,448	121
ING JPMorgan Value Opportunities Portfolio - Institutional Class	63,775	1,481,730	(1,417,955)	524,861	1,340,108	(815,247)
ING JPMorgan Value Opportunities Portfolio - Service Class	13,095	207,889	(194,794)	13,503	54,762	(41,259)
ING LifeStyle Aggressive Growth Portfolio - Service Class	38,189	46,147	(7,958)	65,929	93,526	(27,597)
ING LifeStyle Growth Portfolio - Service Class	93,419	245,902	(152,483)	375,594	422,777	(47,183)
ING LifeStyle Moderate Growth Portfolio - Service Class	73,100	160,243	(87,143)	457,702	830,283	(372,581)
ING LifeStyle Moderate Portfolio - Service Class	261,760	217,233	44,527	497,420	692,957	(195,537)
ING Lord Abbett Affiliated Portfolio - Institutional Class	38,089	169,374	(131,285)	119,621	179,210	(59,589)
ING Lord Abbett Affiliated Portfolio - Service Class	21,044	22,472	(1,428)	35,575	55,880	(20,305)
ING Marsico Growth Portfolio - Service Class	64,595	69,363	(4,768)	94,737	93,179	1,558
ING Marsico International Opportunities Portfolio - Service Class	44,798	165,083	(120,285)	291,477	486,658	(195,181)
ING MFS Total Return Portfolio - Institutional Class	235,322	1,015,092	(779,770)	1,274,229	3,751,296	(2,477,067)
ING MFS Total Return Portfolio - Service Class	31,129	32,347	(1,218)	29,724	38,146	(8,422)
ING MFS Utilities Portfolio - Service Class	37,189	74,588	(37,399)	107,394	138,813	(31,419)
ING Oppenheimer Main Street Portfolio® - Institutional Class	25,990	212,767	(186,777)	90,194	137,712	(47,518)
ING Oppenheimer Main Street Portfolio® - Service Class	1,818	15,973	(14,155)	8,660	454	8,206
ING PIMCO High Yield Portfolio - Service Class	191,429	68,262	123,167	72,295	121,514	(49,219)
ING Pioneer Equity Income Portfolio - Institutional Class	156,415	264,158	(107,743)	131,663	225,753	(94,090)
ING Pioneer Fund Portfolio - Institutional Class	138,218	183,211	(44,993)	319,611	793,165	(473,554)
ING Pioneer Mid Cap Value Portfolio - Institutional Class	40,114	68,919	(28,805)	113,260	123,148	(9,888)
ING Pioneer Mid Cap Value Portfolio - Service Class	27,466	44,146	(16,680)	88,473	105,774	(17,301)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	270,033	223,963	46,070	289,860	129,004	160,856
ING T. Rowe Price Equity Income Portfolio - Service Class	230,084	204,270	25,814	276,869	286,826	(9,957)
ING Templeton Global Growth Portfolio - Service Class	13,926	19,848	(5,922)	44,848	92,246	(47,398)
ING Van Kampen Capital Growth Portfolio - Institutional Class	142,101	4,534,317	(4,392,216)	5,562,263	1,170,047	4,392,216
ING Van Kampen Growth and Income Portfolio - Service Class	18,249	25,778	(7,529)	38,785	34,919	3,866
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	23,624	6,549	17,075	18,238	31,664	(13,426)

123

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

		Nine months ended			Year ended
		September 30, 2009			December 31, 2008
	Units	Units	Net Increase	Units	Units	Net Increase
	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)
ING Money Market Portfolio:
ING Money Market Portfolio - Class I	4,647,716	8,289,893	(3,642,177)	16,497,663	16,723,037	(225,374)
ING Partners, Inc.:
ING American Century Large Company Value Portfolio - Service Class	3,193	24,360	(21,167)	30,053	29,774	279
ING American Century Small-Mid Cap Value Portfolio - Service Class	34,904	32,717	2,187	49,253	32,956	16,297
ING Baron Asset Portfolio - Service Class	1,907	4,761	(2,854)	32,792	54,118	(21,326)
ING Baron Small Cap Growth Portfolio - Service Class	49,973	76,336	(26,363)	109,147	139,596	(30,449)
ING Columbia Small Cap Value Portfolio - Service Class	20,819	44,875	(24,056)	100,634	150,467	(49,833)
ING Davis New York Venture Portfolio - Service Class	113,565	127,355	(13,790)	143,643	133,282	10,361
ING JPMorgan Mid Cap Value Portfolio - Service Class	62,503	51,341	11,162	20,636	57,012	(36,376)
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	51,562	239,482	(187,920)	207,906	679,501	(471,595)
ING Neuberger Berman Partners Portfolio - Initial Class	95,326	2,709,427	(2,614,101)	520,373	1,503,933	(983,560)
ING Neuberger Berman Partners Portfolio - Service Class	26,768	68,355	(41,587)	51,028	13,596	37,432
ING Oppenheimer Global Portfolio - Initial Class	276,009	1,178,139	(902,130)	864,388	2,876,782	(2,012,394)
ING Oppenheimer Strategic Income Portfolio - Initial Class	537,294	1,176,793	(639,499)	2,075,003	3,275,379	(1,200,376)
ING Oppenheimer Strategic Income Portfolio - Service Class	8,318	407	7,911	12	139	(127)
ING PIMCO Total Return Portfolio - Service Class	263,075	99,040	164,035	333,457	177,217	156,240
ING Pioneer High Yield Portfolio - Initial Class	454,033	544,804	(90,771)	2,038,499	324,372	1,714,127
ING Solution 2015 Portfolio - Service Class	58,335	48,498	9,837	284,879	124,608	160,271
ING Solution 2025 Portfolio - Service Class	75,948	74,782	1,166	215,667	220,701	(5,034)
ING Solution 2035 Portfolio - Service Class	92,227	26,682	65,545	198,152	166,100	32,052
ING Solution 2045 Portfolio - Service Class	31,541	11,853	19,688	136,159	139,593	(3,434)
ING Solution Income Portfolio - Service Class	42,514	24,021	18,493	80,477	47,124	33,353
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	164,527	539,516	(374,989)	526,043	1,274,943	(748,900)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	109,212	206,733	(97,521)	141,950	491,769	(349,819)
ING Templeton Foreign Equity Portfolio - Initial Class	251,932	575,268	(323,336)	3,810,092	898,839	2,911,253
ING Thornburg Value Portfolio - Initial Class	99,895	229,337	(129,442)	218,137	634,560	(416,423)

124

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

		Nine months ended			Year ended
		September 30, 2009			December 31, 2008
	Units	Units	Net Increase	Units	Units	Net Increase
	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)
ING Partners, Inc. (continued):
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	40,064	239,330	(199,266)	212,690	620,217	(407,527)
ING Van Kampen Comstock Portfolio - Service Class	21,758	78,686	(56,928)	25,861	53,329	(27,468)
ING Van Kampen Equity and Income Portfolio - Initial Class	233,524	1,231,765	(998,241)	1,386,209	3,337,397	(1,951,188)
ING Strategic Allocation Portfolios, Inc.:
ING Strategic Allocation Conservative Portfolio - Class I	69,466	107,915	(38,449)	79,605	191,703	(112,098)
ING Strategic Allocation Growth Portfolio - Class I	31,243	86,062	(54,819)	291,790	296,694	(4,904)
ING Strategic Allocation Moderate Portfolio - Class I	20,268	126,988	(106,720)	99,048	222,583	(123,535)
ING Variable Funds:
ING Growth and Income Portfolio - Class I	1,334,563	1,648,316	(313,753)	3,552,279	4,068,096	(515,817)
ING Variable Insurance Trust:
ING GET U.S. Core Portfolio - Series 3	18,840	1,693,803	(1,674,963)	148,653	678,099	(529,446)
ING GET U.S. Core Portfolio - Series 4	2,902	250,279	(247,377)	82,905	199,364	(116,459)
ING GET U.S. Core Portfolio - Series 5	7,465	26,570	(19,105)	36,058	83,456	(47,398)
ING GET U.S. Core Portfolio - Series 6	34,664	354,125	(319,461)	54,952	662,633	(607,681)
ING GET U.S. Core Portfolio - Series 7	2,991	139,362	(136,371)	74,649	605,594	(530,945)
ING GET U.S. Core Portfolio - Series 8	5,925	192,649	(186,724)	6,622	306,336	(299,714)
ING GET U.S. Core Portfolio - Series 9	3,341	78,013	(74,672)	4,208	289,438	(285,230)
ING GET U.S. Core Portfolio - Series 10	4,994	145,477	(140,483)	16,730	295,504	(278,774)
ING GET U.S. Core Portfolio - Series 11	2,059	164,797	(162,738)	1,370	301,967	(300,597)
ING GET U.S. Core Portfolio - Series 12	1,937	380,182	(378,245)	1,882,165	3,654,875	(1,772,710)
ING GET U.S. Core Portfolio - Series 13	60,894	414,411	(353,517)	1,903,461	3,264,066	(1,360,605)
ING GET U.S. Core Portfolio - Series 14	1,084,986	1,783,148	(698,162)	134,462	595,067	(460,605)
ING Variable Portfolios, Inc.:
ING BlackRock Science and Technology Opportunities Portfolio - Class I	422,218	428,631	(6,413)	375,560	958,813	(583,253)
ING Index Plus LargeCap Portfolio - Class I	858,782	1,882,741	(1,023,959)	2,664,957	4,441,285	(1,776,328)
ING Index Plus MidCap Portfolio - Class I	39,593	68,205	(28,612)	56,762	135,835	(79,073)
ING Index Plus SmallCap Portfolio - Class I	33,235	35,791	(2,556)	43,798	106,597	(62,799)
ING International Index Portfolio - Class I	1,029,100	39,299	989,801	35,557	25	35,532

125

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

	Nine months ended September 30, 2009			Year ended December 31, 2008

	Units	Units	Net Increase	Units	Units	Net Increase
	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)
ING Variable Portfolios, Inc. (continued):
ING International Index Portfolio - Class S	4,752	-	4,752	-	-	-
ING Opportunistic Large Cap Growth Portfolio - Class I	13,320	1,053,412	(1,040,092)	144,195	384,305	(240,110)
ING Opportunistic Large Cap Portfolio - Class I	726,240	75,651	650,589	40,246	103,713	(63,467)
ING Opportunistic Large Cap Portfolio - Class S	1,521	40,468	(38,947)	24,842	53,948	(29,106)
ING Russell™ Large Cap Growth Index Portfolio - Class I	2,701,301	112,458	2,588,843	-	-	-
ING Russell™ Large Cap Index Portfolio - Class I	1,700,321	103,750	1,596,571	99,969	3,589	96,380
ING Russell™ Large Cap Value Index Portfolio - Class I	920,008	24,031	895,977	-	-	-
ING Russell™ Large Cap Value Index Portfolio - Class S	134,896	3,010	131,886	-	-	-
ING Russell™ Mid Cap Growth Index Portfolio - Class S	8,435	389	8,046	-	-	-
ING Russell™ Mid Cap Index Portfolio - Class I	13,061	2,207	10,854	12,024	7,092	4,932
ING Russell™ Small Cap Index Portfolio - Class I	12,051	3,945	8,106	14,079	9,007	5,072
ING Small Company Portfolio - Class I	142,559	305,667	(163,108)	361,534	987,127	(625,593)
ING U.S. Bond Index Portfolio - Class I	69,682	22,063	47,619	35,241	25,813	9,428
ING Variable Products Trust:
ING International Value Portfolio - Class I	33,755	124,377	(90,622)	124,856	131,674	(6,818)
ING MidCap Opportunities Portfolio - Class I	18,303	32,359	(14,056)	44,028	46,805	(2,777)
ING MidCap Opportunities Portfolio - Class S	33,465	88,131	(54,666)	187,520	384,593	(197,073)
ING SmallCap Opportunities Portfolio - Class I	12,974	38,767	(25,793)	53,788	27,819	25,969
ING SmallCap Opportunities Portfolio - Class S	53,422	86,465	(33,043)	124,585	269,185	(144,600)
Janus Aspen Series:
Janus Aspen Series Balanced Portfolio - Institutional Shares	-	-	-	-	127	(127)
Janus Aspen Series Enterprise Portfolio - Institutional Shares	-	4	(4)	7	180	(173)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	-	-	-	411	(411)
Janus Aspen Series Janus Portfolio - Institutional Shares	4	289	(285)	-	2	(2)
Janus Aspen Series Worldwide Portfolio - Institutional Shares	-	-	-	-	152	(152)

126

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

	Nine months ended September 30, 2009			Year ended December 31, 2008

	Units	Units	Net Increase	Units	Units	Net Increase
	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)
Lord Abbett Series Fund, Inc.:
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	41,659	77,761	(36,102)	62,246	114,324	(52,078)
Oppenheimer Variable Account Funds:
Oppenheimer Global Securities/VA	-	53	(53)	-	213	(213)
Oppenheimer Main Street Fund®/VA	25	2,473	(2,448)	13,455	13,761	(306)
Oppenheimer Main Street Small Cap Fund®/VA	8,352	5,508	2,844	6,905	6,669	236
Oppenheimer MidCap Fund/VA	9,595	8,421	1,174	5,708	15,287	(9,579)
PIMCO Variable Insurance Trust:
PIMCO Real Return Portfolio - Administrative Class	304,249	292,918	11,331	415,801	266,627	149,174
Pioneer Variable Contracts Trust:
Pioneer Emerging Markets VCT Portfolio - Class I	323,492	143,813	179,679	235,013	264,415	(29,402)
Pioneer High Yield VCT Portfolio - Class I	17,407	25,476	(8,069)	19,880	99,561	(79,681)
Premier VIT:
Premier VIT OpCap Mid Cap Portfolio - Class I	77,104	22	77,082	-	-	-
Wanger Advisors Trust:
Wanger International	90,622	27,375	63,247	64,931	104,899	(39,968)
Wanger Select	60,017	55,464	4,553	70,554	124,853	(54,299)
Wanger USA	18,923	9,788	9,135	15,180	18,603	(3,423)

127

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

10.	Unit Summary

	A summary of units outstanding at September 30, 2009 follows:

	Division/Contract	Units	Unit Value	Extended Value
	AIM V.I. Capital Appreciation Fund - Series I Shares
	Currently payable annuity contracts:	5,857.638	$8.17 to $9.17	$ 50,710
	Contracts in accumulation period:
	Non-Qualified V	9,240.296	7.37	68,101
	Non-Qualified V (0.75)	57,151.036	7.77	444,064
	Non-Qualified IX	397.369	7.18	2,853
	Non-Qualified XII	10.019	7.73	77
	Non-Qualified XXIII	96.349	7.79	751
	Non-Qualified XXIV	20.760	7.84	163
		72,773.467		$ 566,719
	AIM V.I. Core Equity Fund - Series I Shares
	Currently payable annuity contracts:	18,002.108	$11.25 to $11.83	$ 212,629
	Contracts in accumulation period:
	Non-Qualified V	68,419.554	8.88	607,566
	Non-Qualified V (0.75)	62,754.412	9.36	587,381
	Non-Qualified IX	2,262.064	8.65	19,567
	Non-Qualified XII	15.208	9.31	142
	Non-Qualified XX	4,308.549	13.88	59,803
	Non-Qualified XXIII	1,803.671	9.13	16,468
	Non-Qualified XXIV	418.367	9.20	3,849
		157,983.933		$ 1,507,405
	Calvert Social Balanced Portfolio
	Contracts in accumulation period:
	Non-Qualified V	3,507.563	$ 20.08	$ 70,432
	Non-Qualified V (0.75)	24,235.406	21.49	520,819
	Non-Qualified VII	33,751.514	11.06	373,292
	Non-Qualified VIII	7,912.447	11.26	89,094
	Non-Qualified IX	6,532.554	19.46	127,124
	Non-Qualified XXIII	146.299	9.00	1,317
		76,085.783		$ 1,182,078
	Federated Capital Income Fund II
	Currently payable annuity contracts:	409.818	$ 16.59	$ 6,799
	Contracts in accumulation period:
	Non-Qualified VII	92,816.164	16.24	1,507,335
	Non-Qualified VIII	58.466	13.68	800
		93,284.448		$ 1,514,934
	Federated Clover Value Fund II - Primary Shares
	Currently payable annuity contracts:	1,241.373	$ 19.55	$ 24,269
	Contracts in accumulation period:
	Non-Qualified VII	400,482.422	19.14	7,665,234
	Non-Qualified VIII	103.333	13.95	1,441
		401,827.128		$ 7,690,944

128

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
Federated Equity Income Fund II
Currently payable annuity contracts:	6,083.425	$10.99	$66,857
Contracts in accumulation period:
Non-Qualified VII	167,034.712	12.74	2,128,022
	173,118.137		$2,194,879
Federated Fund for U.S. Government Securities II
Contracts in accumulation period:
Non-Qualified VII	93,971.675	$18.32	$1,721,561

Federated High Income Bond Fund II - Primary Shares
Currently payable annuity contracts:	1,747.694	$21.15	$36,964
Contracts in accumulation period:
Non-Qualified VII	199,704.114	20.70	4,133,875
	201,451.808		$4,170,839
Federated International Equity Fund II
Currently payable annuity contracts:	914.602	$15.56	$14,231
Contracts in accumulation period:
Non-Qualified VII	103,535.211	15.23	1,576,841
Non-Qualified VIII	113.888	14.23	1,621
	104,563.701		$1,592,693
Federated Mid Cap Growth Strategies Fund II
Contracts in accumulation period:
Non-Qualified VII	118,940.296	$20.61	$2,451,360

Federated Prime Money Fund II
Contracts in accumulation period:
Non-Qualified VII	116,815.358	$13.58	$1,586,353

Fidelity® VIP Equity-Income Portfolio - Initial Class
Contracts in accumulation period:
Non-Qualified V	188,531.452	$18.71	$3,527,423
Non-Qualified V (0.75)	443,907.729	20.03	8,891,472
Non-Qualified VII	1,118,796.912	22.06	24,680,660
Non-Qualified VIII	259,396.486	16.06	4,165,908
Non-Qualified IX	15,519.615	18.14	281,526
Non-Qualified X	10,916.607	18.71	204,250
Non-Qualified XII	6,389.436	11.40	72,840
Non-Qualified XIII	793,612.724	11.00	8,729,740
Non-Qualified XIV	1,018,833.075	10.63	10,830,196
Non-Qualified XV	303,331.578	10.46	3,172,848
Non-Qualified XVI	42,851.303	10.00	428,513
Non-Qualified XVIII	8,852.517	9.60	84,984
Non-Qualified XIX	52,021.618	9.73	506,170
Non-Qualified XX	5,962.853	11.91	71,018
Non-Qualified XXIII	21,819.619	8.59	187,431
Non-Qualified XXIV	10,810.079	8.65	93,507
	4,301,553.603		$65,928,486

129

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Growth Portfolio - Initial Class
Contracts in accumulation period:
Non-Qualified V	154,928.690	$ 14.84	$ 2,299,142
Non-Qualified V (0.75)	341,415.367	15.89	5,425,090
Non-Qualified IX	10,383.301	14.39	149,416
Non-Qualified X	2,087.522	14.84	30,979
Non-Qualified XII	9,794.270	9.56	93,633
Non-Qualified XX	2,236.426	10.94	24,466
Non-Qualified XXIII	18,226.653	7.55	137,611
Non-Qualified XXIV	48,437.453	7.60	368,125
	587,509.682		$ 8,528,462
Fidelity® VIP High Income Portfolio - Initial Class
Currently payable annuity contracts:	15,023.481	$10.73 to $12.44	$ 172,209

Fidelity® VIP Overseas Portfolio - Initial Class
Contracts in accumulation period:
Non-Qualified V	98,706.846	$ 16.20	$ 1,599,051
Non-Qualified V (0.75)	198,473.287	17.34	3,441,527
Non-Qualified IX	1,418.261	15.70	22,267
Non-Qualified X	35.513	16.20	575
Non-Qualified XII	775.272	12.04	9,334
Non-Qualified XX	6,472.020	14.74	95,398
Non-Qualified XXIII	6,864.868	8.05	55,262
Non-Qualified XXIV	11,943.390	8.11	96,861
	324,689.457		$ 5,320,275
Fidelity® VIP Contrafund® Portfolio - Initial Class
Contracts in accumulation period:
Non-Qualified V	336,709.105	$ 26.89	$ 9,054,108
Non-Qualified V (0.75)	844,076.905	28.79	24,300,974
Non-Qualified VII	1,158,714.232	29.30	33,950,327
Non-Qualified VIII	238,224.813	23.82	5,674,515
Non-Qualified IX	19,434.622	26.07	506,661
Non-Qualified X	9,124.935	26.89	245,370
Non-Qualified XII	39,308.554	16.00	628,937
Non-Qualified XIII	1,270,497.759	14.82	18,828,777
Non-Qualified XIV	1,443,412.946	14.33	20,684,108
Non-Qualified XV	474,078.735	14.08	6,675,029
Non-Qualified XVI	103,745.534	11.16	1,157,800
Non-Qualified XVIII	7,511.974	10.71	80,453
Non-Qualified XIX	85,686.669	10.86	930,557
Non-Qualified XX	44,412.880	15.24	676,852
Non-Qualified XXII	2,584.014	9.28	23,980
Non-Qualified XXIII	60,133.181	8.84	531,577
Non-Qualified XXIV	117,835.189	8.90	1,048,733
	6,255,492.047		$ 124,998,758

130

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Index 500 Portfolio - Initial Class
Contracts in accumulation period:
Non-Qualified VII	979,843.965	$ 19.94	$ 19,538,089
Non-Qualified VIII	174,842.125	16.88	2,951,335
	1,154,686.090		$ 22,489,424
Fidelity® VIP Investment Grade Bond Portfolio - Initial
Class
Contracts in accumulation period:
Non-Qualified VII	49,084.210	$ 19.08	$ 936,527

Franklin Small Cap Value Securities Fund - Class 2
Contracts in accumulation period:
Non-Qualified V	43,474.888	$ 14.66	$ 637,342
Non-Qualified V (0.75)	165,718.867	15.27	2,530,527
Non-Qualified IX	3,064.306	14.36	44,003
Non-Qualified XII	3,518.867	15.21	53,522
Non-Qualified XX	2,029.443	14.89	30,218
Non-Qualified XXIII	6,727.670	8.90	59,876
	224,534.041		$ 3,355,488
ING Balanced Portfolio - Class I
Currently payable annuity contracts:	1,023,824.817	$8.70 to $32.79	$ 23,494,887
Contracts in accumulation period:
Non-Qualified V	626,227.048	24.13	15,110,859
Non-Qualified V (0.75)	340,325.445	25.82	8,787,203
Non-Qualified VI	12,040.308	20.42	245,863
Non-Qualified VII	626,598.735	23.26	14,574,687
Non-Qualified VIII	147,827.965	16.72	2,471,684
Non-Qualified IX	8,321.998	23.38	194,568
Non-Qualified X	95,613.723	24.88	2,378,869
Non-Qualified XI	1,675.858	21.06	35,294
Non-Qualified XII	4,048.097	12.19	49,346
Non-Qualified XIII	506,024.319	11.74	5,940,726
Non-Qualified XIV	417,224.507	11.35	4,735,498
Non-Qualified XV	187,078.852	11.16	2,087,800
Non-Qualified XVI	22,753.983	9.34	212,522
Non-Qualified XVIII	3,874.253	8.97	34,752
Non-Qualified XIX	9,291.809	9.09	84,463
Non-Qualified XXII	4,730.435	9.10	43,047
Non-Qualified XXIII	48,794.319	9.10	444,028
Non-Qualified XXIV	2,833.909	9.16	25,959
	4,089,110.380		$ 80,952,055

131

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Portfolio - Class I
Currently payable annuity contracts:	363,076.373	$11.08 to $81.87	$ 8,980,767
Contracts in accumulation period:
Non-Qualified V	460,746.477	20.32	9,362,368
Non-Qualified V (0.75)	722,398.726	21.75	15,712,172
Non-Qualified VI	3,425.661	18.69	64,026
Non-Qualified VII	800,690.519	19.60	15,693,534
Non-Qualified VIII	249,992.043	16.95	4,237,365
Non-Qualified IX	3,585.266	19.70	70,630
Non-Qualified X	82,333.133	20.70	1,704,296
Non-Qualified XII	708.573	15.52	10,997
Non-Qualified XIII	1,081,335.432	15.17	16,403,858
Non-Qualified XIV	1,148,884.565	14.66	16,842,648
Non-Qualified XV	458,235.046	14.42	6,607,749
Non-Qualified XVI	276,684.097	13.79	3,815,474
Non-Qualified XVIII	20,959.804	13.24	277,508
Non-Qualified XIX	458,962.586	13.42	6,159,278
Non-Qualified XX	5,897.826	12.39	73,074
Non-Qualified XXII	1,468.930	10.62	15,600
Non-Qualified XXIII	11,592.192	10.22	118,472
Non-Qualified XXIV	15,757.058	10.29	162,140
	6,166,734.307		$ 106,311,956
ING American Funds Growth Portfolio
Currently payable annuity contracts:	178,418.909	$ 10.64	$ 1,898,377
Contracts in accumulation period:
Non-Qualified XIII	408,458.750	10.51	4,292,901
Non-Qualified XIV	467,192.977	10.36	4,840,119
Non-Qualified XV	253,914.918	10.28	2,610,245
Non-Qualified XVI	30,191.065	10.25	309,458
Non-Qualified XVIII	3,854.949	10.03	38,665
Non-Qualified XIX	48,001.049	10.10	484,811
	1,390,032.617		$ 14,474,576
ING American Funds Growth-Income Portfolio
Currently payable annuity contracts:	190,836.335	$ 9.22	$ 1,759,511
Contracts in accumulation period:
Non-Qualified XIII	328,075.371	9.50	3,116,716
Non-Qualified XIV	508,900.488	9.36	4,763,309
Non-Qualified XV	251,875.050	9.29	2,339,919
Non-Qualified XVI	19,105.579	9.27	177,109
Non-Qualified XVIII	6,954.501	9.06	63,008
Non-Qualified XIX	16,684.941	9.13	152,334
	1,322,432.265		$ 12,371,906

132

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING American Funds International Portfolio
Currently payable annuity contracts:	153,205.352	$ 13.93	$ 2,134,151
Contracts in accumulation period:
Non-Qualified XIII	314,324.804	13.81	4,340,826
Non-Qualified XIV	468,211.650	13.60	6,367,678
Non-Qualified XV	203,851.419	13.50	2,751,994
Non-Qualified XVI	23,738.370	13.47	319,756
Non-Qualified XVIII	1,779.816	13.17	23,440
Non-Qualified XIX	40,505.099	13.27	537,503
	1,205,616.510		$ 16,475,348
ING Artio Foreign Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	16,359.911	$ 12.64	$ 206,789
Non-Qualified V (0.75)	314,289.623	12.99	4,082,622
Non-Qualified XIII	183,133.409	8.15	1,492,537
Non-Qualified XIV	119,756.843	8.07	966,438
Non-Qualified XV	48,657.396	8.03	390,719
Non-Qualified XVI	2,948.553	8.01	23,618
Non-Qualified XVIII	672.439	7.89	5,306
Non-Qualified XIX	3,245.957	7.93	25,740
Non-Qualified XX	2,073.202	12.85	26,641
Non-Qualified XXIII	5,025.817	7.71	38,749
	696,163.150		$ 7,259,159
ING BlackRock Large Cap Growth Portfolio -
Institutional Class
Currently payable annuity contracts:	245,717.998	$7.16 to $7.24	$ 1,759,537
Contracts in accumulation period:
Non-Qualified V	159,510.669	7.62	1,215,471
Non-Qualified V (0.75)	208,576.807	7.72	1,610,213
Non-Qualified VII	780,384.172	7.14	5,571,943
Non-Qualified VIII	86,094.714	7.16	616,438
Non-Qualified IX	4,748.226	7.57	35,944
Non-Qualified X	8,563.364	7.62	65,253
Non-Qualified XII	4,127.032	7.71	31,819
Non-Qualified XIII	596,872.506	7.21	4,303,451
Non-Qualified XIV	810,022.369	7.16	5,799,760
Non-Qualified XV	309,796.550	7.14	2,211,947
Non-Qualified XVI	4,196.422	7.13	29,920
Non-Qualified XVIII	5,712.200	7.05	40,271
Non-Qualified XIX	14,568.962	7.07	103,003
Non-Qualified XX	888.355	7.68	6,823
Non-Qualified XXIII	7,536.023	8.72	65,714
Non-Qualified XXIV	13,240.762	8.78	116,254
	3,260,557.131		$ 23,583,761

133

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Global Real Estate Portfolio - Institutional
Class
Contracts in accumulation period:
Non-Qualified V	16,452.939	$ 8.50	$ 139,850
Non-Qualified V (0.75)	141,720.820	8.55	1,211,713
Non-Qualified IX	2,301.890	8.48	19,520
Non-Qualified XII	8,736.950	8.55	74,701
	169,212.599		$ 1,445,784
ING Clarion Global Real Estate Portfolio - Service
Class
Contracts in accumulation period:
Non-Qualified XIII	64,831.239	$ 9.27	$ 600,986
Non-Qualified XIV	30,889.378	9.18	283,564
Non-Qualified XV	11,785.642	9.13	107,603
Non-Qualified XVI	1,378.169	9.11	12,555
Non-Qualified XVIII	388.763	8.97	3,487
Non-Qualified XIX	4,807.023	9.02	43,359
	114,080.214		$ 1,051,554
ING Clarion Real Estate Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	18,977.772	$ 7.41	$ 140,625
Non-Qualified V (0.75)	153,546.405	7.54	1,157,740
Non-Qualified IX	1,764.129	7.34	12,949
Non-Qualified XII	3,428.140	7.52	25,780
Non-Qualified XX	6,892.553	7.48	51,556
Non-Qualified XXIII	546.218	7.88	4,304
	185,155.217		$ 1,392,954
ING Evergreen Health Sciences Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	6,771.983	$ 10.63	$ 71,986
Non-Qualified V (0.75)	17,495.603	10.87	190,177
Non-Qualified XII	288.895	10.84	3,132
Non-Qualified XX	645.528	10.77	6,952
	25,202.009		$ 272,247
ING Evergreen Omega Portfolio - Institutional Class
Currently payable annuity contracts:	78,536.509	$11.03 to $11.51	$ 903,765
Contracts in accumulation period:
Non-Qualified VII	250,123.372	10.77	2,693,829
Non-Qualified VIII	871.189	10.84	9,444
Non-Qualified XIII	133,181.988	12.24	1,630,148
Non-Qualified XIV	164,853.398	12.07	1,989,781
Non-Qualified XV	76,959.157	11.99	922,740
Non-Qualified XVI	7,765.003	11.97	92,947
Non-Qualified XVIII	7,789.102	11.72	91,288
Non-Qualified XIX	1,473.606	11.80	17,389
	721,553.324		$ 8,351,331

134

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING FMRSM Diversified Mid Cap Portfolio -
Institutional Class
Currently payable annuity contracts:	193,299.260	$ 8.99	$ 1,737,760
Contracts in accumulation period:
Non-Qualified VII	448,466.695	8.88	3,982,384
Non-Qualified VIII	135,138.848	8.93	1,206,790
Non-Qualified XIII	417,789.504	9.02	3,768,461
Non-Qualified XIV	385,364.053	8.92	3,437,447
Non-Qualified XV	159,011.059	8.88	1,412,018
Non-Qualified XVI	16,133.944	8.86	142,947
Non-Qualified XVIII	9,455.827	8.72	82,455
Non-Qualified XIX	16,329.137	8.77	143,207
	1,780,988.327		$ 15,913,469
ING FMRSM Diversified Mid Cap Portfolio - Service
Class
Contracts in accumulation period:
Non-Qualified V	19,587.185	$ 11.74	$ 229,954
Non-Qualified V (0.75)	65,546.848	12.00	786,562
Non-Qualified IX	1,178.380	11.61	13,681
Non-Qualified XII	4,325.138	11.98	51,815
Non-Qualified XX	3,121.192	11.90	37,142
Non-Qualified XXIII	2,271.146	8.89	20,190
	96,029.889		$ 1,139,344
ING Franklin Income Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified XIII	139,637.409	$ 9.66	$ 1,348,897
Non-Qualified XIV	178,455.525	9.56	1,706,035
Non-Qualified XV	97,741.009	9.51	929,517
Non-Qualified XVI	14,051.027	9.49	133,344
Non-Qualified XVIII	1,274.642	9.34	11,905
Non-Qualified XIX	23,836.125	9.39	223,821
	454,995.737		$ 4,353,519
ING Franklin Mutual Shares Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified XIII	102,562.029	$ 8.86	$ 908,700
Non-Qualified XIV	105,500.214	8.80	928,402
Non-Qualified XV	35,031.104	8.76	306,872
Non-Qualified XVI	1,722.087	8.75	15,068
Non-Qualified XVIII	1,419.297	8.66	12,291
Non-Qualified XIX	11,088.471	8.69	96,359
	257,323.202		$ 2,267,692

135

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING Global Resources Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	112,662.633	$ 9.90	$ 1,115,360
Non-Qualified V (0.75)	394,071.548	10.04	3,956,478
Non-Qualified VII	44,971.814	10.40	467,707
Non-Qualified IX	9,219.622	9.83	90,629
Non-Qualified X	2,441.887	9.90	24,175
Non-Qualified XII	11,343.241	10.03	113,773
Non-Qualified XIII	89,961.879	9.72	874,429
Non-Qualified XIV	76,974.242	9.62	740,492
Non-Qualified XV	27,324.765	9.57	261,498
Non-Qualified XVI	3,822.681	9.55	36,507
Non-Qualified XVIII	663.305	9.40	6,235
Non-Qualified XIX	4,022.865	9.45	38,016
Non-Qualified XX	1,089.957	9.99	10,889
Non-Qualified XXIII	11,442.050	7.86	89,935
	790,012.489		$ 7,826,123
ING Janus Contrarian Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	10.864	$ 6.89	$ 75
Non-Qualified V (0.75)	180,316.958	6.94	1,251,400
Non-Qualified IX	620.019	6.86	4,253
Non-Qualified XII	7,022.170	6.93	48,664
	187,970.011		$ 1,304,392
ING JPMorgan Emerging Markets Equity Portfolio -
Institutional Class
Contracts in accumulation period:
Non-Qualified VII	186,739.220	$ 15.29	$ 2,855,243
Non-Qualified VIII	24,922.889	15.38	383,314
Non-Qualified XIII	69,543.364	12.00	834,520
Non-Qualified XIV	90,108.949	11.88	1,070,494
Non-Qualified XV	24,878.710	11.81	293,818
Non-Qualified XVI	4,262.518	11.79	50,255
Non-Qualified XVIII	3,423.696	11.61	39,749
Non-Qualified XIX	3,755.730	11.67	43,829
	407,635.076		$ 5,571,222
ING JPMorgan Emerging Markets Equity Portfolio -
Service Class
Contracts in accumulation period:
Non-Qualified V	35,600.833	$ 18.61	$ 662,532
Non-Qualified V (0.75)	311,561.709	19.02	5,925,904
Non-Qualified IX	17,872.407	18.40	328,852
Non-Qualified XII	1,097.297	18.98	20,827
Non-Qualified XX	5,998.287	18.85	113,068
Non-Qualified XXIII	2,825.735	9.28	26,223
	374,956.268		$ 7,077,406

136

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Core Equity Portfolio -
Institutional Class
Contracts in accumulation period:
Non-Qualified XIII	73,010.222	$ 11.07	$ 808,223
Non-Qualified XIV	83,324.086	10.92	909,899
Non-Qualified XV	25,442.097	10.84	275,792
Non-Qualified XVI	3,103.144	10.82	33,576
Non-Qualified XVIII	107.844	10.60	1,143
Non-Qualified XIX	3,985.933	10.67	42,530
	188,973.326		$ 2,071,163
ING JPMorgan Small Cap Core Equity Portfolio -
Service Class
Contracts in accumulation period:
Non-Qualified V	1,189.315	$ 10.70	$ 12,726
Non-Qualified V (0.75)	10,298.508	10.94	112,666
Non-Qualified XXIII	164.938	9.06	1,494
	11,652.761		$ 126,886
ING LifeStyle Aggressive Growth Portfolio - Service
Class
Contracts in accumulation period:
Non-Qualified XIII	58,419.330	$ 9.10	$ 531,616
Non-Qualified XIV	66,896.591	8.99	601,400
Non-Qualified XV	13,880.951	8.93	123,957
Non-Qualified XVI	289.466	8.91	2,579
Non-Qualified XIX	284.355	8.80	2,502
	139,770.693		$ 1,262,054
ING LifeStyle Growth Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified XIII	151,917.988	$ 9.38	$ 1,424,991
Non-Qualified XIV	147,578.001	9.26	1,366,572
Non-Qualified XV	147,518.508	9.21	1,358,645
Non-Qualified XVI	306.424	9.19	2,816
Non-Qualified XVIII	1,650.129	9.02	14,884
Non-Qualified XIX	22,019.033	9.07	199,713
	470,990.083		$ 4,367,621
ING LifeStyle Moderate Growth Portfolio - Service
Class
Contracts in accumulation period:
Non-Qualified XIII	291,437.667	$ 9.80	$ 2,856,089
Non-Qualified XIV	319,309.995	9.68	3,090,921
Non-Qualified XV	105,613.775	9.62	1,016,005
Non-Qualified XVI	29,015.747	9.60	278,551
Non-Qualified XVIII	15,956.551	9.42	150,311
Non-Qualified XIX	15,318.196	9.48	145,216
	776,651.931		$ 7,537,093

137

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Moderate Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified XIII	195,136.639	$ 10.13	$ 1,976,734
Non-Qualified XIV	388,028.707	10.01	3,884,167
Non-Qualified XV	176,544.092	9.94	1,754,848
Non-Qualified XVI	95,644.474	9.92	948,793
Non-Qualified XVIII	11,573.174	9.74	112,723
Non-Qualified XIX	33,278.184	9.80	326,126
	900,205.270		$ 9,003,391
ING Lord Abbett Affiliated Portfolio - Institutional
Class
Contracts in accumulation period:
Non-Qualified V	67,229.155	$ 8.06	$ 541,867
Non-Qualified V (0.75)	350,347.977	8.20	2,872,853
Non-Qualified IX	4,514.860	8.00	36,119
Non-Qualified XII	5,566.387	8.19	45,589
Non-Qualified XX	3,333.140	8.15	27,165
Non-Qualified XXIII	6,078.393	8.86	53,855
	437,069.912		$ 3,577,448
ING Lord Abbett Affiliated Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified XIII	17,847.167	$ 8.10	$ 144,562
Non-Qualified XIV	33,358.360	8.01	267,200
Non-Qualified XV	12,465.307	7.97	99,348
Non-Qualified XVI	647.283	7.96	5,152
	64,318.117		$ 516,262
ING Marsico Growth Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	12,747.169	$ 9.44	$ 120,333
Non-Qualified V (0.75)	97,948.897	9.65	945,207
Non-Qualified IX	2,301.001	9.34	21,491
Non-Qualified XII	3,679.717	9.63	35,436
Non-Qualified XIII	11,489.018	8.16	93,750
Non-Qualified XIV	23,282.432	8.07	187,889
Non-Qualified XV	8,782.047	8.03	70,520
Non-Qualified XVI	3,084.858	8.02	24,741
Non-Qualified XIX	3,410.625	7.93	27,046
Non-Qualified XXIII	1,164.957	8.58	9,995
	167,890.721		$ 1,536,408

138

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING Marsico International Opportunities Portfolio -
Service Class
Contracts in accumulation period:
Non-Qualified V	22,881.557	$ 12.14	$ 277,782
Non-Qualified V (0.75)	98,749.557	12.42	1,226,470
Non-Qualified VII	161,750.709	8.49	1,373,264
Non-Qualified VIII	7,504.896	8.53	64,017
Non-Qualified IX	2,801.786	12.01	33,649
Non-Qualified XII	3,148.094	12.39	39,005
Non-Qualified XIII	69,132.851	12.30	850,334
Non-Qualified XIV	96,714.629	12.14	1,174,116
Non-Qualified XV	24,876.127	12.06	300,006
Non-Qualified XVI	9,630.257	12.03	115,852
Non-Qualified XVIII	1,387.329	11.79	16,357
Non-Qualified XIX	5,976.856	11.87	70,945
Non-Qualified XX	288.852	12.31	3,556
Non-Qualified XXIII	2,048.812	8.12	16,636
	506,892.312		$ 5,561,989
ING MFS Total Return Portfolio - Institutional Class
Contracts in accumulation period:
Non-Qualified VII	1,067,201.757	$ 10.34	$ 11,034,866
Non-Qualified VIII	256,444.187	10.41	2,669,584
Non-Qualified XIII	1,191,799.004	10.55	12,573,479
Non-Qualified XIV	1,419,804.384	10.41	14,780,164
Non-Qualified XV	483,818.502	10.34	5,002,683
Non-Qualified XVI	88,723.349	10.32	915,625
Non-Qualified XVIII	13,205.862	10.11	133,511
Non-Qualified XIX	34,025.311	10.18	346,378
	4,555,022.356		$ 47,456,290
ING MFS Total Return Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	7,605.684	$ 12.45	$ 94,691
Non-Qualified V (0.75)	86,023.111	12.85	1,105,397
Non-Qualified IX	681.382	12.76	8,694
Non-Qualified XII	4,456.905	12.81	57,093
Non-Qualified XX	1,724.701	12.69	21,886
Non-Qualified XXIII	1,205.845	9.61	11,588
	101,697.628		$ 1,299,349
ING MFS Utilities Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	35,481.888	$ 14.23	$ 504,907
Non-Qualified V (0.75)	100,193.579	14.55	1,457,817
Non-Qualified IX	1,774.093	14.07	24,961
Non-Qualified XII	1,113.426	14.51	16,156
Non-Qualified XX	9,653.053	14.42	139,197
Non-Qualified XXIII	1,504.380	8.72	13,118
	149,720.419		$ 2,156,156

139

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	15,847.158	$ 12.29	$ 194,762
Non-Qualified V (0.75)	131,680.320	12.57	1,655,222
Non-Qualified VII	157,889.501	12.25	1,934,146
Non-Qualified VIII	9,714.685	12.33	119,782
Non-Qualified IX	4,589.090	12.16	55,803
Non-Qualified XII	161.742	12.54	2,028
Non-Qualified XX	1,014.575	12.46	12,642
Non-Qualified XXII	931.405	11.61	10,814
Non-Qualified XXIII	157.232	11.27	1,772
	321,985.708		$ 3,986,971
ING Pioneer Equity Income Portfolio - Institutional
Class
Contracts in accumulation period:
Non-Qualified V	93,541.766	$ 6.58	$ 615,505
Non-Qualified V (0.75)	280,605.070	6.70	1,880,054
Non-Qualified IX	3,767.881	6.53	24,604
Non-Qualified XII	13,749.435	6.69	91,984
Non-Qualified XX	8,712.887	6.65	57,941
Non-Qualified XXIII	4,933.665	8.10	39,963
Non-Qualified XXIV	79,255.167	8.16	646,722
	484,565.871		$ 3,356,773
ING Pioneer Fund Portfolio - Institutional Class
Currently payable annuity contracts:	312,999.142	$8.80 to $9.75	$ 3,050,159
Contracts in accumulation period:
Non-Qualified V	9,969.641	8.28	82,549
Non-Qualified V (0.75)	19,863.569	8.43	167,450
Non-Qualified XIII	230,721.547	9.88	2,279,529
Non-Qualified XIV	360,797.078	9.75	3,517,772
Non-Qualified XV	178,747.150	9.69	1,732,060
Non-Qualified XVI	1,268.638	9.66	12,255
Non-Qualified XVIII	4,265.411	9.47	40,393
Non-Qualified XIX	26,164.990	9.54	249,614
	1,144,797.166		$ 11,131,781
ING Pioneer Mid Cap Value Portfolio - Institutional
Class
Contracts in accumulation period:
Non-Qualified V	43,417.986	$ 8.81	$ 382,512
Non-Qualified V (0.75)	209,874.591	8.97	1,882,575
Non-Qualified IX	9,055.937	8.74	79,149
Non-Qualified XII	18,292.431	8.95	163,717
Non-Qualified XX	6,871.850	8.91	61,228
Non-Qualified XXIII	11,201.334	9.00	100,812
	298,714.129		$ 2,669,993

140

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified XIII	36,128.806	$ 8.81	$ 318,295
Non-Qualified XIV	31,774.003	8.72	277,069
Non-Qualified XV	5,900.901	8.68	51,220
Non-Qualified XVI	2,276.356	8.66	19,713
Non-Qualified XVIII	1,359.034	8.53	11,593
Non-Qualified XIX	2,066.369	8.57	17,709
	79,505.469		$ 695,599
ING T. Rowe Price Capital Appreciation Portfolio -
Service Class
Contracts in accumulation period:
Non-Qualified V	190,338.819	$ 11.48	$ 2,185,090
Non-Qualified V (0.75)	634,210.153	11.73	7,439,285
Non-Qualified IX	25,993.067	11.35	295,021
Non-Qualified XII	10,714.312	11.71	125,465
Non-Qualified XX	44,650.303	11.63	519,283
Non-Qualified XXIII	1,003.412	9.58	9,613
	906,910.066		$ 10,573,757
ING T. Rowe Price Equity Income Portfolio - Service
Class
Contracts in accumulation period:
Non-Qualified V	48,173.206	$ 12.70	$ 611,800
Non-Qualified V (0.75)	243,314.618	13.11	3,189,855
Non-Qualified IX	1,718.357	13.29	22,837
Non-Qualified XIII	56,325.878	8.50	478,770
Non-Qualified XIV	103,843.298	8.41	873,322
Non-Qualified XV	28,330.711	8.37	237,128
Non-Qualified XVI	1,044.310	8.36	8,730
Non-Qualified XVIII	509.032	8.23	4,189
Non-Qualified XIX	4,639.109	8.27	38,365
Non-Qualified XX	10,490.221	12.94	135,743
Non-Qualified XXII	2,815.805	8.62	24,272
Non-Qualified XXIII	412.505	8.89	3,667
	501,617.050		$ 5,628,678
ING Templeton Global Growth Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified XIII	11,976.049	$ 8.54	$ 102,275
Non-Qualified XIV	19,302.562	8.45	163,107
Non-Qualified XV	8,853.353	8.41	74,457
Non-Qualified XVI	5,780.508	8.39	48,498
Non-Qualified XVIII	3,418.246	8.26	28,235
Non-Qualified XIX	10,378.179	8.31	86,243
	59,708.897		$ 502,815

141

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Growth and Income Portfolio -
Service Class
Contracts in accumulation period:
Non-Qualified V	21,203.781	$ 10.21	$ 216,491
Non-Qualified V (0.75)	62,833.102	10.44	655,978
Non-Qualified IX	3,049.469	10.09	30,769
Non-Qualified XXIII	1,509.011	9.30	14,034
	88,595.363		$ 917,272
ING Wells Fargo Small Cap Disciplined Portfolio -
Service Class
Contracts in accumulation period:
Non-Qualified V	38.024	$ 8.07	$ 307
Non-Qualified V (0.75)	812.284	8.21	6,669
Non-Qualified XIII	10,622.404	8.10	86,041
Non-Qualified XIV	16,787.370	8.02	134,635
Non-Qualified XV	6,874.301	7.98	54,857
Non-Qualified XVI	551.945	7.97	4,399
Non-Qualified XIX	47.102	7.88	371
	35,733.430		$ 287,279
ING Money Market Portfolio - Class I
Currently payable annuity contracts:	426,135.788	$11.09 to $12.88	$ 5,467,600
Contracts in accumulation period:
Non-Qualified V	318,344.369	15.29	4,867,485
Non-Qualified V (0.75)	1,203,507.863	16.37	19,701,424
Non-Qualified VI	3,620.442	15.03	54,415
Non-Qualified VII	2,248,111.252	14.90	33,496,858
Non-Qualified VIII	410,938.987	13.70	5,629,864
Non-Qualified IX	5,487.410	14.82	81,323
Non-Qualified X	73,313.828	15.29	1,120,968
Non-Qualified XII	7,431.731	13.22	98,247
Non-Qualified XIII	2,072,261.708	12.96	26,856,512
Non-Qualified XIV	2,780,126.982	12.52	34,807,190
Non-Qualified XV	1,215,255.428	12.31	14,959,794
Non-Qualified XVI	513,117.426	11.24	5,767,440
Non-Qualified XVIII	10,120.964	10.78	109,104
Non-Qualified XIX	418,786.826	10.93	4,577,340
Non-Qualified XX	11,052.846	11.21	123,902
Non-Qualified XXII	196.330	10.73	2,107
Non-Qualified XXIII	13,341.035	10.03	133,811
Non-Qualified XXIV	23,256.842	10.10	234,894
	11,754,408.057		$ 158,090,278

142

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING American Century Small-Mid Cap Value
Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	12,326.115	$ 13.84	$ 170,593
Non-Qualified V (0.75)	74,343.930	14.36	1,067,579
Non-Qualified IX	705.017	13.59	9,581
Non-Qualified XII	175.737	14.31	2,515
Non-Qualified XX	5,412.855	16.24	87,905
Non-Qualified XXIV	14,937.191	10.07	150,418
	107,900.845		$ 1,488,591
ING Baron Asset Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	2,281.200	$ 7.91	$ 18,044
Non-Qualified V (0.75)	36,139.025	8.05	290,919
Non-Qualified XX	194.962	8.00	1,560
Non-Qualified XXIII	144.973	8.59	1,245
	38,760.160		$ 311,768
ING Baron Small Cap Growth Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	29,786.447	$ 13.49	$ 401,819
Non-Qualified V (0.75)	138,563.453	14.00	1,939,888
Non-Qualified IX	36.990	13.25	490
Non-Qualified XII	6,097.918	13.95	85,066
Non-Qualified XIII	33,664.942	7.88	265,280
Non-Qualified XIV	36,387.919	7.80	283,826
Non-Qualified XV	12,967.746	7.76	100,630
Non-Qualified XVI	2,283.156	7.75	17,694
Non-Qualified XVIII	739.366	7.63	5,641
Non-Qualified XIX	3,750.600	7.67	28,767
Non-Qualified XX	4,172.352	15.34	64,004
Non-Qualified XXIII	3,479.399	8.87	30,862
	271,930.288		$ 3,223,967
ING Columbia Small Cap Value Portfolio - Service
Class
Contracts in accumulation period:
Non-Qualified V	3,004.810	$ 7.96	$ 23,918
Non-Qualified V (0.75)	6,286.537	8.10	50,921
Non-Qualified XIII	37,317.896	8.04	300,036
Non-Qualified XIV	23,840.642	7.96	189,772
Non-Qualified XV	16,420.885	7.91	129,889
Non-Qualified XVI	867.303	7.90	6,852
Non-Qualified XIX	2,242.643	7.82	17,537
	89,980.716		$ 718,925

143

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING Davis New York Venture Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	14,902.859	$ 9.94	$ 148,134
Non-Qualified V (0.75)	78,725.587	10.31	811,661
Non-Qualified IX	112.637	9.52	1,072
Non-Qualified XIII	41,538.700	8.37	347,679
Non-Qualified XIV	66,794.428	8.28	553,058
Non-Qualified XV	31,523.357	8.24	259,752
Non-Qualified XVI	19,459.950	8.22	159,961
Non-Qualified XIX	13,827.855	8.14	112,559
Non-Qualified XX	86.273	12.16	1,049
Non-Qualified XXII	2,710.168	8.45	22,901
Non-Qualified XXIII	1,279.400	8.76	11,208
	270,961.214		$ 2,429,034
ING JPMorgan Mid Cap Value Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	28,339.226	$ 13.63	$ 386,264
Non-Qualified V (0.75)	46,911.129	14.14	663,323
Non-Qualified IX	3,380.498	13.38	45,231
Non-Qualified XX	11,328.663	15.69	177,747
Non-Qualified XXIII	4,113.664	8.92	36,694
Non-Qualified XXIV	46,114.109	8.98	414,105
	140,187.289		$ 1,723,364
ING Legg Mason Partners Aggressive Growth
Portfolio - Initial Class
Currently payable annuity contracts:	97,543.967	$8.52 to $9.22	$ 834,008
Contracts in accumulation period:
Non-Qualified V	153,194.283	12.57	1,925,652
Non-Qualified V (0.75)	133,677.019	13.45	1,797,956
Non-Qualified VII	741,810.766	11.92	8,842,384
Non-Qualified VIII	118,327.187	8.22	972,649
Non-Qualified IX	6,465.270	12.18	78,747
Non-Qualified X	5,484.173	12.57	68,936
Non-Qualified XII	1,773.825	7.33	13,002
Non-Qualified XIII	226,125.117	6.90	1,560,263
Non-Qualified XIV	279,267.438	6.67	1,862,714
Non-Qualified XV	87,727.796	6.56	575,494
Non-Qualified XVI	10,530.911	4.60	48,442
Non-Qualified XVIII	4,662.000	4.41	20,559
Non-Qualified XIX	1,570.553	4.47	7,020
Non-Qualified XX	201.173	12.19	2,452
Non-Qualified XXIII	16,540.862	8.71	144,071
Non-Qualified XXIV	339.051	8.77	2,973
	1,885,241.391		$ 18,757,322

144

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class
Currently payable annuity contracts:	283,759.804	$11.06 to $11.14	$ 3,138,415
Contracts in accumulation period:
Non-Qualified V	527,337.093	11.08	5,842,895
Non-Qualified V (0.75)	1,421,967.764	11.34	16,125,114
Non-Qualified VII	2,814,787.943	11.35	31,947,843
Non-Qualified VIII	424,074.320	11.43	4,847,169
Non-Qualified IX	35,034.213	10.95	383,625
Non-Qualified X	17,612.958	11.08	195,152
Non-Qualified XII	10,450.038	11.31	118,190
Non-Qualified XIII	981,322.510	11.58	11,363,715
Non-Qualified XIV	969,023.007	11.43	11,075,933
Non-Qualified XV	295,789.239	11.35	3,357,208
Non-Qualified XVI	27,766.504	11.32	314,317
Non-Qualified XVIII	6,317.170	11.09	70,057
Non-Qualified XIX	24,095.379	11.17	269,145
Non-Qualified XX	29,132.695	11.24	327,451
Non-Qualified XXIII	67,253.752	9.24	621,425
Non-Qualified XXIV	53,911.824	9.31	501,919
	7,989,636.213		$ 90,499,573
ING Oppenheimer Strategic Income Portfolio - Initial
Class
Currently payable annuity contracts:	249,979.862	$10.87 to $11.60	$ 2,839,584
Contracts in accumulation period:
Non-Qualified V	216,759.288	11.23	2,434,207
Non-Qualified V (0.75)	404,379.317	11.50	4,650,362
Non-Qualified VII	893,790.767	11.27	10,073,022
Non-Qualified VIII	193,916.226	11.34	2,199,010
Non-Qualified IX	1,920.079	11.10	21,313
Non-Qualified X	2,837.659	11.23	31,867
Non-Qualified XII	4,045.137	11.47	46,398
Non-Qualified XIII	714,176.237	11.50	8,213,027
Non-Qualified XIV	760,152.705	11.34	8,620,132
Non-Qualified XV	302,668.191	11.27	3,411,071
Non-Qualified XVI	74,681.889	11.24	839,424
Non-Qualified XVIII	4,009.331	11.01	44,143
Non-Qualified XIX	52,778.524	11.09	585,314
Non-Qualified XX	8,587.347	11.39	97,810
Non-Qualified XXIII	7,648.844	9.78	74,806
Non-Qualified XXIV	6,984.676	9.85	68,799
	3,899,316.079		$ 44,250,289
ING Oppenheimer Strategic Income Portfolio - Service
Class
Currently payable annuity contracts:	9,536.497	$ 11.18	$ 106,618

145

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	133,510.068	$ 13.88	$ 1,853,120
Non-Qualified V (0.75)	732,390.892	14.40	10,546,429
Non-Qualified XII	325.592	14.35	4,672
Non-Qualified IX	29,118.021	13.62	396,587
Non-Qualified XX	35,180.768	13.87	487,957
Non-Qualified XXII	1,559.878	12.22	19,062
Non-Qualified XXIII	7,787.113	11.09	86,359
	939,872.332		$ 13,394,186
ING Pioneer High Yield Portfolio - Initial Class
Currently payable annuity contracts:	177,013.250	$ 11.66	$ 2,063,974
Contracts in accumulation period:
Non-Qualified V	12,560.419	12.36	155,247
Non-Qualified V (0.75)	34,008.491	12.57	427,487
Non-Qualified VII	492,839.285	11.56	5,697,222
Non-Qualified VIII	97,597.853	11.58	1,130,183
Non-Qualified IX	1,376.583	12.25	16,863
Non-Qualified XII	70.299	12.55	882
Non-Qualified XIII	257,887.883	11.62	2,996,657
Non-Qualified XIV	410,457.843	11.58	4,753,102
Non-Qualified XV	120,213.852	11.56	1,389,672
Non-Qualified XVI	26,710.356	11.55	308,505
Non-Qualified XVIII	3,928.671	11.49	45,140
Non-Qualified XIX	18,446.307	11.51	212,317
Non-Qualified XX	2,070.127	12.48	25,835
	1,655,181.219		$ 19,223,086
ING Solution 2015 Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	28,266.842	$ 10.18	$ 287,756
Non-Qualified V (0.75)	213,792.514	10.41	2,225,580
Non-Qualified IX	17,719.048	10.07	178,431
Non-Qualified XXIII	29,812.349	9.29	276,957
	289,590.753		$ 2,968,724
ING Solution 2025 Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	4,855.300	$ 9.77	$ 47,436
Non-Qualified V (0.75)	82,700.218	9.99	826,175
Non-Qualified IX	473.944	9.66	4,578
Non-Qualified XX	1,103.349	9.90	10,923
Non-Qualified XXIII	81,458.564	8.90	724,981
Non-Qualified XXIV	16,753.704	8.96	150,113
	187,345.079		$ 1,764,206

146

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2035 Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	2,948.551	$ 9.80	$ 28,896
Non-Qualified V (0.75)	106,580.993	10.02	1,067,942
Non-Qualified XXIII	109,345.789	8.78	960,056
Non-Qualified XXIV	3,680.872	8.84	32,539
	222,556.205		$ 2,089,433
ING Solution 2045 Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	9,039.219	$ 9.75	$ 88,132
Non-Qualified V (0.75)	63,002.728	9.96	627,507
Non-Qualified IX	146.148	9.64	1,409
Non-Qualified XX	405.109	9.88	4,002
Non-Qualified XXIII	39,192.904	8.56	335,491
Non-Qualified XXIV	6,746.206	8.62	58,152
	118,532.314		$ 1,114,693
ING Solution Income Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V (0.75)	144,822.041	$ 10.79	$ 1,562,630
Non-Qualified XXIII	17,173.908	9.83	168,820
	161,995.949		$ 1,731,450
ING T. Rowe Price Diversified Mid Cap Growth
Portfolio - Initial Class
Contracts in accumulation period:
Non-Qualified V	427,402.984	$ 10.28	$ 4,393,703
Non-Qualified V (0.75)	549,441.962	10.52	5,780,129
Non-Qualified VII	869,918.124	10.77	9,369,018
Non-Qualified VIII	145,600.013	10.84	1,578,304
Non-Qualified IX	28,646.767	10.16	291,051
Non-Qualified X	15,079.604	10.28	155,018
Non-Qualified XII	6,986.123	10.50	73,354
Non-Qualified XIII	753,114.968	10.99	8,276,734
Non-Qualified XIV	655,183.887	10.84	7,102,193
Non-Qualified XV	264,802.435	10.77	2,851,922
Non-Qualified XVI	14,927.237	10.74	160,319
Non-Qualified XVIII	3,013.311	10.53	31,730
Non-Qualified XIX	11,630.182	10.60	123,280
Non-Qualified XX	1,864.345	10.43	19,445
Non-Qualified XXII	2,261.628	9.73	22,006
Non-Qualified XXIII	44,703.620	8.66	387,133
Non-Qualified XXIV	8,756.256	8.72	76,355
	3,803,333.446		$ 40,691,694

147

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Initial
Class
Currently payable annuity contracts:	283,270.327	$9.98 to $12.84	$ 3,621,426
Contracts in accumulation period:
Non-Qualified V	104,074.399	19.27	2,005,514
Non-Qualified V (0.75)	238,500.233	20.63	4,920,260
Non-Qualified VII	738,193.450	24.09	17,783,080
Non-Qualified VIII	83,828.255	17.70	1,483,760
Non-Qualified IX	8,067.444	18.68	150,700
Non-Qualified X	2,146.325	19.27	41,360
Non-Qualified XII	2,847.081	12.17	34,649
Non-Qualified XX	8,870.649	13.23	117,359
Non-Qualified XXIII	25,012.059	8.65	216,354
Non-Qualified XXIV	20,710.347	8.71	180,387
	1,515,520.569		$ 30,554,849
ING Templeton Foreign Equity Portfolio - Initial Class
Currently payable annuity contracts:	185,571.816	$8.05 to $8.10	$ 1,494,238
Contracts in accumulation period:
Non-Qualified V	407,273.723	8.11	3,302,990
Non-Qualified V (0.75)	396,855.738	8.17	3,242,311
Non-Qualified VII	241,237.698	8.05	1,941,963
Non-Qualified VIII	46,040.354	8.06	371,085
Non-Qualified IX	14,330.152	8.08	115,788
Non-Qualified X	5,298.942	8.11	42,974
Non-Qualified XII	1,505.931	8.16	12,288
Non-Qualified XIII	481,436.994	8.10	3,899,640
Non-Qualified XIV	569,083.119	8.06	4,586,810
Non-Qualified XV	159,152.742	8.05	1,281,180
Non-Qualified XVI	31,926.545	8.04	256,689
Non-Qualified XVIII	9,865.663	7.99	78,827
Non-Qualified XIX	18,586.823	8.01	148,880
Non-Qualified XX	2,321.199	8.15	18,918
Non-Qualified XXIII	10,581.432	8.98	95,021
Non-Qualified XXIV	6,849.118	9.05	61,985
	2,587,917.989		$ 20,951,587

148

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING Thornburg Value Portfolio - Initial Class
Currently payable annuity contracts:	137,392.353	$10.71 to $15.84	$ 2,163,969
Contracts in accumulation period:
Non-Qualified V	86,552.034	25.99	2,249,487
Non-Qualified V (0.75)	81,064.919	27.82	2,255,226
Non-Qualified VII	207,523.999	12.13	2,517,266
Non-Qualified VIII	46,402.630	12.35	573,072
Non-Qualified IX	3,372.688	25.19	84,958
Non-Qualified X	3,584.111	25.99	93,151
Non-Qualified XIII	270,440.848	10.24	2,769,314
Non-Qualified XIV	266,399.186	9.89	2,634,688
Non-Qualified XV	71,900.818	9.73	699,595
Non-Qualified XVI	12,885.954	6.14	79,120
Non-Qualified XVIII	133.716	5.89	788
Non-Qualified XIX	9,007.458	5.98	53,865
Non-Qualified XX	375.631	13.23	4,970
Non-Qualified XXIII	7,377.974	9.73	71,788
	1,204,414.319		$ 16,251,257
ING UBS U.S. Large Cap Equity Portfolio - Initial
Class
Contracts in accumulation period:
Non-Qualified V	155,208.490	$ 12.97	$ 2,013,054
Non-Qualified V (0.75)	142,554.732	13.89	1,980,085
Non-Qualified VI	15,696.411	11.03	173,131
Non-Qualified VII	538,763.787	12.63	6,804,587
Non-Qualified VIII	77,509.549	8.82	683,634
Non-Qualified IX	9,517.819	12.57	119,639
Non-Qualified X	57,912.938	12.97	751,131
Non-Qualified XI	3,680.408	11.03	40,595
Non-Qualified XIII	173,296.126	8.75	1,516,341
Non-Qualified XIV	204,133.749	8.46	1,726,972
Non-Qualified XV	67,251.739	8.31	558,862
Non-Qualified XVI	11,849.570	6.21	73,586
Non-Qualified XVIII	6,595.832	5.96	39,311
Non-Qualified XIX	2,933.419	6.04	17,718
Non-Qualified XX	243.960	12.05	2,940
Non-Qualified XXIII	9,298.868	8.57	79,691
	1,476,447.397		$ 16,581,277

149

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock Portfolio - Service Class
Contracts in accumulation period:
Non-Qualified V	15,887.454	$ 10.56	$ 167,772
Non-Qualified V (0.75)	70,165.572	10.96	769,015
Non-Qualified IX	2,862.597	10.36	29,657
Non-Qualified XX	3,848.596	12.50	48,107
Non-Qualified XXIII	2,893.947	9.04	26,161
	95,658.166		$ 1,040,712
ING Van Kampen Equity and Income Portfolio - Initial
Class
Contracts in accumulation period:
Non-Qualified V	312,094.075	$ 10.86	$ 3,389,342
Non-Qualified V (0.75)	533,242.516	11.12	5,929,657
Non-Qualified VII	1,396,080.227	10.99	15,342,922
Non-Qualified VIII	370,897.925	11.07	4,105,840
Non-Qualified IX	5,622.089	10.74	60,381
Non-Qualified X	3,942.147	10.86	42,812
Non-Qualified XII	428.952	11.09	4,757
Non-Qualified XIII	1,420,780.223	11.22	15,941,154
Non-Qualified XIV	1,521,993.745	11.07	16,848,471
Non-Qualified XV	504,307.076	10.99	5,542,335
Non-Qualified XVI	26,412.702	10.97	289,747
Non-Qualified XVIII	3,643.793	10.75	39,171
Non-Qualified XIX	29,606.375	10.82	320,341
Non-Qualified XX	13,718.490	11.01	151,041
Non-Qualified XXIII	3,958.358	9.94	39,346
Non-Qualified XXIV	37,141.807	10.01	371,789
	6,183,870.500		$ 68,419,106
ING Strategic Allocation Conservative Portfolio -
Class I
Currently payable annuity contracts:	175,306.569	$ 14.54	$ 2,548,958
Contracts in accumulation period:
Non-Qualified V	38,061.513	16.46	626,492
Non-Qualified V (0.75)	27,057.465	17.62	476,753
Non-Qualified VII	238,839.155	16.10	3,845,310
Non-Qualified VIII	80,232.008	15.25	1,223,538
Non-Qualified IX	847.016	15.96	13,518
Non-Qualified XXIII	1,025.537	9.44	9,681
	561,369.263		$ 8,744,250

150

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Growth Portfolio - Class I
Currently payable annuity contracts:	201,511.057	$8.10 to $11.15	$ 2,234,509
Contracts in accumulation period:
Non-Qualified V	41,415.083	16.23	672,167
Non-Qualified V (0.75)	119,449.022	17.37	2,074,830
Non-Qualified VII	204,468.730	15.87	3,244,919
Non-Qualified VIII	41,370.246	14.33	592,836
Non-Qualified IX	2,484.500	15.73	39,081
Non-Qualified X	3,997.744	16.95	67,762
Non-Qualified XX	4,517.904	11.95	53,989
Non-Qualified XXIII	30,930.895	8.77	271,264
Non-Qualified XXIV	5,784.394	8.83	51,076
	655,929.575		$ 9,302,433
ING Strategic Allocation Moderate Portfolio - Class I
Currently payable annuity contracts:	204,366.176	$8.81 to $11.56	$ 2,354,623
Contracts in accumulation period:
Non-Qualified V	38,954.792	16.23	632,236
Non-Qualified V (0.75)	55,212.970	17.38	959,601
Non-Qualified VII	290,425.478	15.87	4,609,052
Non-Qualified VIII	65,952.784	14.60	962,911
Non-Qualified XX	4,257.430	11.97	50,961
Non-Qualified XXIII	2,027.106	9.11	18,467
Non-Qualified XXIV	1,799.135	9.17	16,498
	662,995.871		$ 9,604,349
ING Growth and Income Portfolio - Class I
Currently payable annuity contracts:	1,225,974.646	$6.30 to $247.19	$ 52,595,679
Contracts in accumulation period:
Non-Qualified 1964	958.689	209.66	200,999
Non-Qualified V	1,508,385.886	19.53	29,458,776
Non-Qualified V (0.75)	2,613,213.387	20.91	54,642,292
Non-Qualified VI	513,714.401	18.41	9,457,482
Non-Qualified VII	1,291,381.971	19.15	24,729,965
Non-Qualified VIII	278,254.692	13.01	3,620,094
Non-Qualified IX	41,829.930	18.93	791,841
Non-Qualified X	590,446.758	20.14	11,891,598
Non-Qualified XI	6,683.602	18.98	126,855
Non-Qualified XII	38,772.123	8.40	325,686
Non-Qualified XIII	1,070,842.840	8.00	8,566,743
Non-Qualified XIV	972,686.314	7.74	7,528,592
Non-Qualified XV	444,534.509	7.61	3,382,908
Non-Qualified XVI	407,444.552	6.77	2,758,400
Non-Qualified XVIII	39,212.005	6.50	254,878
Non-Qualified XIX	304,115.880	6.59	2,004,124
Non-Qualified XX	26,947.629	11.98	322,833
Non-Qualified XXII	7,715.813	8.97	69,211
Non-Qualified XXIII	122,892.249	8.81	1,082,681
Non-Qualified XXIV	29,497.294	8.87	261,641
	11,535,505.170		$ 214,073,278

151

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 5
Contracts in accumulation period:
Non-Qualified VII	12,156.905	$ 10.43	$ 126,797
Non-Qualified VIII	2,921.100	10.52	30,730
Non-Qualified XIII	99,945.055	10.69	1,068,413
Non-Qualified XIV	8,106.682	10.52	85,282
Non-Qualified XV	3,051.440	10.43	31,827
Non-Qualified XVI	2,340.300	10.41	24,363
Non-Qualified XIX	11,318.962	10.24	115,906
	139,840.444		$ 1,483,318
ING GET U.S. Core Portfolio - Series 6
Contracts in accumulation period:
Non-Qualified VII	241,457.847	$ 10.22	$ 2,467,699
Non-Qualified VIII	28,680.799	10.30	295,412
Non-Qualified XIII	467,498.008	10.46	4,890,029
Non-Qualified XIV	680,663.218	10.30	7,010,831
Non-Qualified XV	381,476.857	10.22	3,898,693
Non-Qualified XVI	7,506.295	10.19	76,489
Non-Qualified XIX	44,443.027	10.03	445,764
	1,851,726.051		$ 19,084,917
ING GET U.S. Core Portfolio - Series 7
Contracts in accumulation period:
Non-Qualified VII	131,443.956	$ 10.17	$ 1,336,785
Non-Qualified VIII	4,950.703	10.25	50,745
Non-Qualified XIII	217,670.424	10.40	2,263,772
Non-Qualified XIV	348,605.835	10.25	3,573,210
Non-Qualified XV	341,446.355	10.17	3,472,509
Non-Qualified XVI	2,462.452	10.15	24,994
Non-Qualified XIX	37,198.455	10.00	371,985
	1,083,778.180		$ 11,094,000
ING GET U.S. Core Portfolio - Series 8
Contracts in accumulation period:
Non-Qualified VII	111,884.361	$ 10.22	$ 1,143,458
Non-Qualified VIII	10,257.494	10.31	105,755
Non-Qualified XIII	302,722.953	10.42	3,154,373
Non-Qualified XIV	230,571.312	10.28	2,370,273
Non-Qualified XV	208,949.860	10.21	2,133,378
Non-Qualified XVI	8,958.725	10.18	91,200
Non-Qualified XIX	1,051.028	10.05	10,563
	874,395.733		$ 9,009,000

152

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 9
Contracts in accumulation period:
Non-Qualified VII	22,591.838	$ 10.17	$ 229,759
Non-Qualified XIII	269,972.814	10.35	2,794,219
Non-Qualified XIV	227,201.918	10.22	2,322,004
Non-Qualified XV	180,629.635	10.15	1,833,391
Non-Qualified XVI	45.212	10.13	458
Non-Qualified XIX	15,455.815	10.00	154,558
	715,897.232		$ 7,334,389
ING GET U.S. Core Portfolio - Series 10
Contracts in accumulation period:
Non-Qualified VII	8,898.374	$ 10.06	$ 89,518
Non-Qualified VIII	10,570.153	10.13	107,076
Non-Qualified XIII	155,721.419	10.22	1,591,473
Non-Qualified XIV	183,066.671	10.10	1,848,973
Non-Qualified XV	127,516.091	10.04	1,280,262
Non-Qualified XVI	141.281	10.02	1,416
Non-Qualified XIX	3,550.655	9.90	35,151
	489,464.644		$ 4,953,869
ING GET U.S. Core Portfolio - Series 11
Contracts in accumulation period:
Non-Qualified VII	16,146.819	$ 10.22	$ 165,020
Non-Qualified VIII	653.417	10.28	6,717
Non-Qualified XIII	209,453.609	10.40	2,178,318
Non-Qualified XIV	258,373.669	10.28	2,656,081
Non-Qualified XV	93,214.086	10.22	952,648
Non-Qualified XVI	28,916.486	10.20	294,948
Non-Qualified XVIII	919.480	10.02	9,213
Non-Qualified XIX	1,142.392	10.08	11,515
	608,819.958		$ 6,274,460
ING GET U.S. Core Portfolio - Series 12
Contracts in accumulation period:
Non-Qualified VII	42,211.050	$ 10.18	$ 429,708
Non-Qualified VIII	5,804.587	10.23	59,381
Non-Qualified XIII	636,104.939	10.34	6,577,325
Non-Qualified XIV	463,359.111	10.23	4,740,164
Non-Qualified XV	372,563.657	10.18	3,792,698
Non-Qualified XVI	24,977.646	10.16	253,773
Non-Qualified XVIII	13,743.886	9.99	137,301
Non-Qualified XIX	8,714.589	10.05	87,582
	1,567,479.465		$ 16,077,932

153

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 13
Contracts in accumulation period:
Non-Qualified VII	32,222.982	$ 10.07	$ 324,485
Non-Qualified VIII	2,358.892	10.12	23,872
Non-Qualified XIII	716,453.071	10.22	7,322,150
Non-Qualified XIV	411,623.814	10.12	4,165,633
Non-Qualified XV	301,352.099	10.07	3,034,616
Non-Qualified XVI	8,531.456	10.05	85,741
Non-Qualified XIX	27,092.374	9.95	269,569
	1,499,634.688		$ 15,226,066
ING GET U.S. Core Portfolio - Series 14
Contracts in accumulation period:
Non-Qualified VII	26,286.917	$ 10.15	$ 266,812
Non-Qualified VIII	4,292.271	10.19	43,738
Non-Qualified XIII	618,313.899	10.28	6,356,267
Non-Qualified XIV	431,101.674	10.19	4,392,926
Non-Qualified XV	158,932.793	10.15	1,613,168
Non-Qualified XVI	14,827.094	10.14	150,347
Non-Qualified XVIII	244.752	10.01	2,450
Non-Qualified XIX	88,479.860	10.05	889,223
	1,342,479.260		$ 13,714,931
ING BlackRock Science and Technology Opportunities
Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	113,073.147	$ 4.07	$ 460,208
Non-Qualified V (0.75)	323,494.567	4.27	1,381,322
Non-Qualified VII	285,102.653	4.01	1,143,262
Non-Qualified VIII	41,197.612	4.07	167,674
Non-Qualified IX	6,070.397	3.98	24,160
Non-Qualified XII	1,494.605	4.25	6,352
Non-Qualified XIII	229,973.196	4.19	963,588
Non-Qualified XIV	194,535.762	4.07	791,761
Non-Qualified XV	29,684.948	4.01	119,037
Non-Qualified XVI	6,243.024	4.17	26,033
Non-Qualified XVIII	754.470	4.00	3,018
Non-Qualified XIX	4,206.855	4.06	17,080
Non-Qualified XX	1,126.890	13.71	15,450
Non-Qualified XXIII	3,597.997	9.54	34,325
	1,240,556.123		$ 5,153,270

154

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus LargeCap Portfolio - Class I
Currently payable annuity contracts:	1,451,891.056	$6.94 to $14.23	$ 19,424,667
Contracts in accumulation period:
Non-Qualified V	79,621.796	16.19	1,289,077
Non-Qualified V (0.75)	670,409.335	17.28	11,584,673
Non-Qualified VII	490,323.257	15.85	7,771,624
Non-Qualified VIII	173,883.542	15.90	2,764,748
Non-Qualified IX	6,537.083	15.69	102,567
Non-Qualified XII	13,835.502	10.04	138,908
Non-Qualified XIII	1,510,212.753	9.54	14,407,430
Non-Qualified XIV	1,336,624.952	9.22	12,323,682
Non-Qualified XV	585,595.960	9.07	5,311,355
Non-Qualified XVI	523,147.215	6.94	3,630,642
Non-Qualified XVIII	50,683.538	6.66	337,552
Non-Qualified XIX	456,979.948	6.75	3,084,615
Non-Qualified XX	88,525.298	11.50	1,018,041
Non-Qualified XXIII	21,848.801	8.65	188,992
Non-Qualified XXIV	23,978.710	8.71	208,855
	7,484,098.746		$ 83,587,428
ING Index Plus MidCap Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	45,210.906	$ 17.76	$ 802,946
Non-Qualified V (0.75)	403,027.472	18.80	7,576,916
Non-Qualified IX	4,839.364	17.26	83,527
Non-Qualified XII	8,024.807	19.52	156,644
Non-Qualified XX	3,610.745	13.98	50,478
Non-Qualified XXII	293.422	8.80	2,582
Non-Qualified XXIII	11,368.657	8.53	96,975
Non-Qualified XXIV	22,185.125	8.59	190,570
	498,560.498		$ 8,960,638
ING Index Plus SmallCap Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	43,899.002	$ 12.52	$ 549,616
Non-Qualified V (0.75)	219,691.786	13.26	2,913,113
Non-Qualified IX	4,678.182	12.17	56,933
Non-Qualified XII	13,350.668	14.22	189,846
Non-Qualified XX	2,750.290	13.23	36,386
Non-Qualified XXIII	7,371.627	8.58	63,249
Non-Qualified XXIV	18,285.347	8.64	157,985
	310,026.902		$ 3,967,128

155

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING International Index Portfolio - Class I
Currently payable annuity contracts:	91,820.689	$13.24 to $13.27	$ 1,215,797
Contracts in accumulation period:
Non-Qualified V	12,635.066	7.38	93,247
Non-Qualified V (0.75)	288,488.074	7.43	2,143,466
Non-Qualified VII	287,718.868	13.79	3,967,643
Non-Qualified VIII	42,493.307	13.80	586,408
Non-Qualified IX	896.469	7.35	6,589
Non-Qualified XII	10,138.504	7.42	75,228
Non-Qualified XIII	120,112.916	13.82	1,659,960
Non-Qualified XIV	102,255.144	13.80	1,411,121
Non-Qualified XV	47,124.685	13.79	649,849
Non-Qualified XVI	11,148.333	13.79	153,736
Non-Qualified XVIII	1,703.611	13.76	23,442
Non-Qualified XIX	3,824.564	13.77	52,664
Non-Qualified XX	1,944.683	7.41	14,410
Non-Qualified XXIII	3,027.479	8.38	25,370
	1,025,332.392		$ 12,078,930
ING International Index Portfolio - Class S
Contracts in accumulation period:
Non-Qualified V	4,751.973	$ 12.57	$ 59,732

ING Opportunistic Large Cap Portfolio - Class I
Currently payable annuity contracts:	104,099.552	$10.55 to $10.56	$ 1,098,315
Contracts in accumulation period:
Non-Qualified V	28,644.529	15.26	437,116
Non-Qualified V (0.75)	150,350.244	16.24	2,441,688
Non-Qualified VII	272,876.999	14.95	4,079,511
Non-Qualified VIII	69,898.493	15.24	1,065,253
Non-Qualified IX	1,789.684	14.79	26,469
Non-Qualified X	5,302.028	15.26	80,909
Non-Qualified XII	3,009.552	10.95	32,955
Non-Qualified XIII	144,597.427	12.07	1,745,291
Non-Qualified XIV	151,655.338	12.06	1,828,963
Non-Qualified XV	24,376.641	12.05	293,739
Non-Qualified XVI	7,214.934	12.04	86,868
Non-Qualified XVIII	648.049	12.02	7,790
Non-Qualified XIX	5,635.604	12.03	67,796
Non-Qualified XX	1,677.934	10.52	17,652
Non-Qualified XXIII	8,322.821	8.32	69,246
Non-Qualified XXIV	4,759.419	8.38	39,884
	984,859.248		$ 13,419,445

156

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Growth Index Portfolio -
Class I
Currently payable annuity contracts:	33,837.135	$ 11.80	$ 399,278
Contracts in accumulation period:
Non-Qualified V	915.720	11.62	10,641
Non-Qualified V (0.75)	26,798.687	11.64	311,937
Non-Qualified VII	1,110,284.886	10.88	12,079,900
Non-Qualified VIII	148,743.201	10.88	1,618,326
Non-Qualified XIII	510,167.682	10.89	5,555,726
Non-Qualified XIV	542,996.902	10.88	5,907,806
Non-Qualified XV	179,486.924	10.88	1,952,818
Non-Qualified XVI	13,457.139	10.88	146,414
Non-Qualified XVIII	5,191.255	10.87	56,429
Non-Qualified XIX	16,870.602	10.87	183,383
Non-Qualified XXIII	92.850	11.64	1,081
	2,588,842.983		$ 28,223,739
ING Russell™ Large Cap Index Portfolio - Class I
Currently payable annuity contracts:	328,050.340	$12.02 to $12.07	$ 3,958,303
Contracts in accumulation period:
Non-Qualified V	17,634.525	7.66	135,080
Non-Qualified V (0.75)	192,587.180	7.71	1,484,847
Non-Qualified VII	335,316.910	12.20	4,090,866
Non-Qualified VIII	116,067.139	12.21	1,417,180
Non-Qualified IX	264.227	7.63	2,016
Non-Qualified XIII	216,929.076	12.22	2,650,873
Non-Qualified XIV	337,212.191	12.21	4,117,361
Non-Qualified XV	114,834.480	12.20	1,400,981
Non-Qualified XVI	15,963.159	12.19	194,591
Non-Qualified XVIII	6,982.786	12.17	84,980
Non-Qualified XIX	9,287.421	12.18	113,121
Non-Qualified XXIII	1,821.421	8.59	15,646
	1,692,950.855		$ 19,665,845
ING Russell™ Large Cap Value Index Portfolio -
Class I
Contracts in accumulation period:
Non-Qualified XIII	367,654.160	$ 12.15	$ 4,466,998
Non-Qualified XIV	377,350.102	12.14	4,581,030
Non-Qualified XV	113,298.709	12.13	1,374,313
Non-Qualified XVI	15,438.780	12.13	187,272
Non-Qualified XVIII	1,049.904	12.10	12,704
Non-Qualified XIX	21,185.045	12.11	256,551
	895,976.700		$ 10,878,868
ING Russell™ Large Cap Value Index Portfolio -
Class S
Contracts in accumulation period:
Non-Qualified VII	126,265.937	$ 12.12	$ 1,530,343
Non-Qualified VIII	5,619.906	12.13	68,169
	131,885.843		$ 1,598,512

157

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Mid Cap Growth Index Portfolio -
Class S
Contracts in accumulation period:
Non-Qualified V	4,512.072	$ 12.08	$ 54,506
Non-Qualified V (0.75)	2,086.919	12.10	25,252
Non-Qualified IX	1,447.235	12.06	17,454
	8,046.226		$ 97,212
ING Russell™ Mid Cap Index Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V (0.75)	15,786.111	$ 7.81	$ 123,290

ING Russell™ Small Cap Index Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V (0.75)	13,179.031	$ 8.45	$ 111,363

ING Small Company Portfolio - Class I
Currently payable annuity contracts:	180,683.180	$11.71 to $24.12	$ 4,271,997
Contracts in accumulation period:
Non-Qualified V	15,162.425	23.93	362,837
Non-Qualified V (0.75)	107,361.458	25.47	2,734,496
Non-Qualified VII	309,912.702	23.46	7,270,552
Non-Qualified VIII	87,802.919	23.91	2,099,368
Non-Qualified IX	2,080.975	23.20	48,279
Non-Qualified X	4,066.922	23.93	97,321
Non-Qualified XII	1,376.307	17.53	24,127
Non-Qualified XIII	382,901.598	16.96	6,494,011
Non-Qualified XIV	334,601.458	16.39	5,484,118
Non-Qualified XV	74,300.480	16.11	1,196,981
Non-Qualified XVI	16,515.913	11.68	192,906
Non-Qualified XVIII	3,815.688	11.21	42,774
Non-Qualified XIX	13,498.113	11.37	153,474
Non-Qualified XX	415.449	15.44	6,415
Non-Qualified XXIII	18,288.611	8.81	161,123
Non-Qualified XXIV	1,108.654	8.87	9,834
	1,553,892.852		$ 30,650,613
ING U.S. Bond Index Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	13,309.585	$ 10.66	$ 141,880
Non-Qualified V (0.75)	41,507.751	10.74	445,793
Non-Qualified XX	1,304.724	10.71	13,974
Non-Qualified XXIII	924.815	10.94	10,117
	57,046.875		$ 611,764

158

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING International Value Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	35,878.526	$ 13.20	$ 473,597
Non-Qualified V (0.75)	191,256.219	13.76	2,631,686
Non-Qualified IX	9,964.852	12.94	128,945
Non-Qualified XII	4,477.089	13.70	61,336
Non-Qualified XX	1,932.696	14.92	28,836
Non-Qualified XXIII	3,839.347	8.50	32,634
	247,348.729		$ 3,357,034
ING MidCap Opportunities Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	9,157.868	$ 11.82	$ 108,246
Non-Qualified V (0.75)	27,231.852	12.32	335,496
Non-Qualified XII	456.458	12.27	5,601
Non-Qualified XXIII	2,790.102	9.03	25,195
	39,636.280		$ 474,538
ING MidCap Opportunities Portfolio - Class S
Contracts in accumulation period:
Non-Qualified XIII	121,837.314	$ 10.69	$ 1,302,441
Non-Qualified XIV	95,230.404	10.42	992,301
Non-Qualified XV	42,613.719	10.28	438,069
Non-Qualified XVI	11,835.761	10.24	121,198
Non-Qualified XVIII	1,879.673	9.85	18,515
Non-Qualified XIX	8,246.146	9.98	82,297
	281,643.017		$ 2,954,821
ING SmallCap Opportunities Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	9,838.439	$ 7.81	$ 76,838
Non-Qualified V (0.75)	27,200.749	8.14	221,414
Non-Qualified XII	3,762.131	8.10	30,473
Non-Qualified XX	243.265	13.64	3,318
Non-Qualified XXIII	189.949	8.74	1,660
	41,234.533		$ 333,703
ING SmallCap Opportunities Portfolio - Class S
Contracts in accumulation period:
Non-Qualified XIII	119,819.173	$ 7.47	$ 895,049
Non-Qualified XIV	93,930.989	7.28	683,818
Non-Qualified XV	49,995.905	7.19	359,471
Non-Qualified XVI	12,066.693	7.16	86,398
Non-Qualified XVIII	1,693.758	6.89	11,670
Non-Qualified XIX	9,707.306	6.97	67,660
	287,213.824		$ 2,104,066
Janus Aspen Series Balanced Portfolio - Institutional
Shares
Contracts in accumulation period:
Non-Qualified V (0.75)	550.584	$ 34.29	$ 18,880

159

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Series Enterprise Portfolio - Institutional
Shares
Contracts in accumulation period:
Non-Qualified V (0.75)	2.383	$ 24.80	$ 59
Non-Qualified IX	72.999	22.45	1,639
	75.382		$ 1,698
Janus Aspen Series Flexible Bond Portfolio -
Institutional Shares
Contracts in accumulation period:
Non-Qualified V (0.75)	103.436	$ 27.64	$ 2,859

Janus Aspen Series Janus Portfolio - Institutional
Shares
Contracts in accumulation period:
Non-Qualified IX	97.028	$ 16.89	$ 1,639

Janus Aspen Series Worldwide Portfolio - Institutional
Shares
Contracts in accumulation period:
Non-Qualified V (0.75)	110.724	$ 20.58	$ 2,279

Lord Abbett Series Fund - Mid-Cap Value Portfolio -
Class VC
Contracts in accumulation period:
Non-Qualified V	42,608.158	$ 10.52	$ 448,238
Non-Qualified V (0.75)	109,269.205	10.96	1,197,590
Non-Qualified IX	9,698.874	10.31	99,995
Non-Qualified XX	2,414.997	12.73	30,743
Non-Qualified XXIII	8,977.974	8.61	77,300
Non-Qualified XXIV	12,644.089	8.67	109,624
	185,613.297		$ 1,963,490
Oppenheimer Global Securities/VA
Contracts in accumulation period:
Non-Qualified V (0.75)	2,966.609	$ 20.56	$ 60,993

Oppenheimer Main Street Fund®/VA
Currently payable annuity contracts:	32,788.941	$8.14 to $9.60	$ 286,299

Oppenheimer Main Street Small Cap Fund®/VA
Contracts in accumulation period:
Non-Qualified V	2,981.500	$ 10.41	$ 31,037
Non-Qualified V (0.75)	41,345.818	10.64	439,920
Non-Qualified IX	3,966.479	10.30	40,855
Non-Qualified XX	1,005.673	10.55	10,610
Non-Qualified XXIII	726.762	8.99	6,534
	50,026.232		$ 528,956
Oppenheimer MidCap Fund/VA
Currently payable annuity contracts:	6,605.918	$6.74 to $8.46	$ 55,503

160

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
PIMCO Real Return Portfolio - Administrative Class
Contracts in accumulation period:
Non-Qualified V	54,029.588	$ 12.44	$ 672,128
Non-Qualified V (0.75)	479,069.460	12.78	6,122,508
Non-Qualified IX	5,708.258	12.27	70,040
Non-Qualified XX	79.209	12.64	1,001
Non-Qualified XXIII	4,852.305	10.33	50,124
	543,738.820		$ 6,915,801
Pioneer Emerging Markets VCT Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	48,330.705	$ 8.50	$ 410,811
Non-Qualified V (0.75)	310,774.033	8.60	2,672,657
Non-Qualified IX	109.533	8.44	924
Non-Qualified XII	11,835.962	8.59	101,671
Non-Qualified XX	1,288.187	8.56	11,027
Non-Qualified XXII	279.480	8.57	2,395
Non-Qualified XXIII	2,575.631	8.22	21,172
	375,193.531		$ 3,220,657
Pioneer High Yield VCT Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	10,810.780	$ 11.47	$ 124,000
Non-Qualified V (0.75)	18,022.341	11.79	212,483
Non-Qualified IX	2,261.566	11.32	25,601
Non-Qualified XXIII	604.487	10.10	6,105
	31,699.174		$ 368,189
Premier VIT OpCap Mid Cap Portfolio - Class I
Contracts in accumulation period:
Non-Qualified V	134.342	$ 7.45	$ 1,001
Non-Qualified V (0.75)	76,891.883	7.54	579,765
Non-Qualified XX	55.445	7.50	416
	77,081.670		$ 581,182
Wanger International
Contracts in accumulation period:
Non-Qualified V	9,457.864	$ 8.02	$ 75,852
Non-Qualified V (0.75)	115,727.599	8.12	939,708
Non-Qualified XII	1,933.060	8.11	15,677
Non-Qualified XX	6,731.483	8.08	54,390
Non-Qualified XXIII	986.909	9.01	8,892
	134,836.915		$ 1,094,519
Wanger Select
Contracts in accumulation period:
Non-Qualified V	21,260.155	$ 12.03	$ 255,760
Non-Qualified V (0.75)	192,312.847	12.37	2,378,910
Non-Qualified IX	1,502.774	11.87	17,838
Non-Qualified XX	898.533	12.23	10,989
Non-Qualified XXIII	1,023.290	8.66	8,862
	216,997.599		$ 2,672,359

161

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
Wanger USA
Contracts in accumulation period:
Non-Qualified V	3,884.931	$ 11.17	$ 43,395
Non-Qualified V (0.75)	30,709.692	11.48	352,547
Non-Qualified IX	870.025	11.02	9,588
Non-Qualified XXIII	670.893	8.94	5,998
	36,135.541		$ 411,528

Non-Qualified 1964

Individual Contracts issued from December 1, 1964 to March 14, 1967.

Non-Qualified V

Certain AetnaPlus Contracts issued in connection with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified Contracts.

Non-Qualified V (0.75)

Subset of Non-Qualified V Contracts having a mortality and expense charge of 0.75%

Non-Qualified VI

Certain existing Contracts that were converted to ACES, an administrative system
(previously valued under Non-Qualified I).

Non-Qualified VII

Certain individual and group Contracts issued as non-qualified deferred annuity contracts or Individual retirement annuity Contracts issued since May 4, 1994.

Non-Qualified VIII

Certain individual retirement annuity Contracts issued since May 1, 1998.

Non-Qualified IX

Group Aetna Plus Contracts assessing an administrative expense charge effective April 7,
1997 issued in connection with deferred compensation plans.

162

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Non-Qualified X

Group AetnaPlus contracts containing contractual limits on fees, issued in connection with deferred compensation plans and as individual non-qualified Contracts, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XI

Certain Contracts, previously valued under Non-Qualified VI, containing contractual limits on fees, resulting in reduced daily charges for certain funding options effective
May 29, 1997.

Non-Qualified XII

Certain individual retirement annuity contracts issued since March 1999.

Non-Qualified XIII

Certain individual retirement annuity Contracts issued since October 1, 1998.

Non-Qualified XIV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XVI

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XVIII

Certain individual retirement annuity Contracts issued since September 2000.

Non-Qualified XIX

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XX

Certain deferred compensation Contracts issued since December 2002.

163

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Non-Qualified XXII

Certain AetnaPlus Contracts issued in conjunction with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified contracts having a mortality and expense charge of 0.90%.

Non-Qualified XXIII

Certain contracts issued in connection with deferred compensation plans since July 2008 and having mortality and expense charge of 0.70%.

Non-Qualified XXIV

Certain contracts issued in connection with deferred compensation plans since June 2009 and having mortality and expense charge of 0.35%.

164

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

11.	Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the nine months ended September 30, 2009 and the years ended
December 31, 2008, 2007, 2006 and 2005, follows:

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
AIM V.I. Capital Appreciation Fund - Series I
Shares
2009	73	$7.18	to	$9.17	$567	-	0.35%	to	1.50%	12.54%	to	13.27%
2008	76	$6.38	to	$8.13	$523	-	0.70%	to	1.50%	-43.39%	to	-42.94%
2007	77	$11.27	to	$14.32	$929	-	0.75%	to	1.50%	10.38%	to	11.18%
2006	99	$10.21	to	$12.95	$1,077	0.08%	0.75%	to	1.50%	4.94%	to	5.56%
2005	44	$9.92	to	$10.25	$448	-	0.75%	to	1.25%	7.59%	to	8.01%
AIM V.I. Core Equity Fund - Series I Shares
2009	158	$8.65	to	$13.88	$1,507	-	0.35%	to	1.50%	20.81%	to	21.57%
2008	135	$7.16	to	$11.44	$1,084	2.41%	0.70%	to	1.50%	-31.15%	to	-30.63%
2007	132	$10.40	to	$16.53	$1,492	1.16%	0.75%	to	1.50%	6.45%	to	7.25%
2006	154	$9.77	to	$13.27	$1,623	0.72%	0.75%	to	1.50%	15.08%	to	15.90%
2005	101	$8.49	to	$8.93	$893	0.08%	0.75%	to	1.50%	3.66%	to	4.46%
Calvert Social Balanced Portfolio
2009	76	$9.00	to	$21.49	$1,182	-	0.70%	to	1.50%	19.57%	to	20.16%
2008	100	$7.49	to	$17.89	$1,172	2.65%	0.70%	to	1.40%	-32.28%	to	-31.82%
2007	103	$13.66	to	$26.24	$1,766	2.22%	0.75%	to	1.40%	1.34%	to	1.98%
2006	130	$13.48	to	$25.73	$2,101	2.00%	0.75%	to	1.40%	7.24%	to	7.97%
2005	153	$12.57	to	$23.83	$2,190	1.77%	0.75%	to	1.40%	4.14%	to	4.84%
Federated Capital Income Fund II
2009	93	$13.68	to	$16.59	$1,515	6.05%	1.25%	to	1.40%	22.11%	to	22.25%
2008	112	$11.19	to	$13.57	$1,491	6.21%	1.25%	to	1.40%	-21.49%	to	-21.38%
2007	150	$14.24	to	$17.26	$2,537	5.27%	1.25%	to	1.40%	2.54%	to	2.74%
2006	184	$13.86	to	$16.80	$3,039	5.95%	1.25%	to	1.40%	14.09%	to	14.21%
2005	232	$12.14	to	$14.48	$3,367	5.79%	1.25%	to	1.40%	4.78%	to	5.02%

165

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
Federated Clover Value Fund II - Primary Shares
2009	402	$13.95	to	$19.55	$7,691	2.50%	1.25%	to	1.40%	9.12%	to	9.24%
2008	500	$12.77	to	$17.90	$8,770	1.93%	1.25%	to	1.40%	-34.72%	to	-34.60%
2007	649	$19.53	to	$27.37	$17,444	1.57%	1.25%	to	1.40%	-10.94%	to	-10.82%
2006	822	$21.90	to	$30.69	$24,783	1.52%	1.25%	to	1.40%	15.20%	to	15.38%
2005	1,104	$18.98	to	$26.19	$28,971	1.66%	1.25%	to	1.40%	3.56%	to	3.72%
Federated Equity Income Fund II
2009	173	$10.99	to	$12.74	$2,195	4.36%	1.25%	to	1.40%	8.70%	to	8.81%
2008	205	$10.10	to	$11.72	$2,394	3.90%	1.25%	to	1.40%	-31.42%	to	-31.34%
2007	275	$14.71	to	$17.09	$4,689	3.05%	1.25%	to	1.40%	0.65%	to	0.75%
2006	366	$14.60	to	$16.98	$6,196	2.25%	1.25%	to	1.40%	21.37%	to	21.67%
2005	473		$13.99		$6,708	2.27%		1.40%		1.89%
Federated Fund for U.S. Government Securities II
2009	94		$18.32		$1,722	4.89%		1.40%		3.97%
2008	109		$17.62		$1,916	5.00%		1.40%		2.86%
2007	124		$17.13		$2,125	4.43%		1.40%		4.77%
2006	146		$16.35		$2,385	4.88%		1.40%		2.70%
2005	259		$15.92		$4,124	4.54%		1.40%		0.57%
Federated High Income Bond Fund II - Primary Shares
2009	201	$20.70	to	$21.15	$4,171	11.80%	1.25%	to	1.40%	42.17%	to	42.33%
2008	240	$14.56	to	$14.86	$3,488	10.54%	1.25%	to	1.40%	-27.05%	to	-26.91%
2007	280	$19.96	to	$20.33	$5,582	8.28%	1.25%	to	1.40%	1.99%	to	2.11%
2006	333	$19.57	to	$19.91	$6,523	8.64%	1.25%	to	1.40%	9.27%	to	9.46%
2005	413		$17.91		$7,437	9.23%		1.40%		1.19%
Federated International Equity Fund II
2009	105	$14.23	to	$15.56	$1,593	2.82%	1.25%	to	1.40%	31.75%	to	31.88%
2008	120	$10.79	to	$11.80	$1,384	0.65%	1.25%	to	1.40%	-46.51%	to	-46.37%
2007	164	$20.12	to	$22.01	$3,549	0.19%	1.25%	to	1.40%	8.05%	to	8.17%
2006	192	$18.60	to	$20.35	$3,845	0.21%	1.25%	to	1.40%	17.23%	to	17.43%
2005	252	$15.85	to	$17.06	$4,318	-	1.25%	to	1.40%	7.50%	to	7.75%

166

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
Federated Mid Cap Growth Strategies Fund II
2009	119		$20.61		$2,451	-		1.40%		25.14%
2008	154		$16.47		$2,540	-		1.40%		-44.30%
2007	207		$29.57		$6,114	-		1.40%		16.37%
2006	253		$25.41		$6,433	-		1.40%		6.72%
2005	358		$23.81		$8,518	-		1.40%		11.11%
Federated Prime Money Fund II
2009	117		$13.58		$1,586	0.48%		1.40%		-0.59%
2008	128		$13.66		$1,747	2.68%		1.40%		1.11%
2007	142		$13.51		$1,915	4.73%		1.40%		3.45%
2006	161		$13.06		$2,102	4.36%		1.40%		3.08%
2005	197		$12.67		$2,500	2.40%		1.40%		1.28%
Fidelity® VIP Equity-Income Portfolio - Initial Class
2009	4,302	$8.59	to	$22.06	$65,928	0.12%	0.35%	to	1.90%	23.71%	to	24.86%
2008	5,003	$6.88	to	$17.76	$61,149	2.21%	0.70%	to	1.90%	-43.73%	to	-43.06%
2007	6,848	$13.79	to	$31.42	$144,175	1.66%	0.75%	to	1.90%	-0.43%	to	75.00%
2006	9,118	$13.85	to	$31.39	$187,746	3.26%	0.75%	to	1.90%	17.97%	to	19.32%
2005	11,050	$11.74	to	$26.48	$191,800	1.68%	0.75%	to	1.90%	3.80%	to	5.06%
Fidelity® VIP Growth Portfolio - Initial Class
2009	588	$7.55	to	$15.89	$8,528	0.01%	0.35%	to	1.50%	19.52%	to	20.22%
2008	627	$6.28	to	$13.22	$7,951	0.81%	0.70%	to	1.50%	-47.95%	to	-47.56%
2007	696	$15.18	to	$25.21	$16,955	0.80%	0.75%	to	1.50%	25.09%	to	25.99%
2006	728	$12.05	to	$20.01	$14,214	0.65%	0.75%	to	1.50%	5.24%	to	6.10%
2005	6,697	$6.49	to	$24.43	$90,041	0.51%	0.75%	to	1.90%	3.84%	to	5.01%
Fidelity® VIP High Income Portfolio - Initial Class
2009	15	$10.73	to	$12.44	$172	-	0.80%	to	1.25%	35.31%	to	35.81%
2008	8	$7.93	to	$9.16	$69	9.30%	0.80%	to	1.25%	-25.96%	to	-25.59%
2007	8	$10.71	to	$12.31	$103	5.52%	0.80%	to	1.25%	1.52%
2006	20	$10.55	to	$12.08	$223	0.24%	0.80%	to	1.25%	9.78%	to	10.42%
2005	3,628	$8.87	to	$13.08	$39,781	14.63%	0.95%	to	1.90%	0.70%	to	1.77%

167

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
Fidelity® VIP Overseas Portfolio - Initial Class
2009	325	$8.05	to	$17.34	$5,320	-	0.35%	to	1.50%	21.42%	to	22.15%
2008	334	$6.59	to	$14.20	$4,584	2.41%	0.70%	to	1.50%	-44.65%	to	-44.23%
2007	409	$17.69	to	$25.46	$10,176	3.36%	0.75%	to	1.50%	15.53%	to	16.42%
2006	399	$15.20	to	$21.87	$8,523	1.26%	0.75%	to	1.50%	16.34%	to	17.20%
2005	808	$12.98	to	$19.38	$15,059	0.62%	0.75%	to	1.50%	17.27%	to	18.18%
Fidelity® VIP Contrafund® Portfolio - Initial Class
2009	6,255	$8.84	to	$29.30	$124,999	0.09%	0.35%	to	1.90%	27.05%	to	28.30%
2008	6,970	$6.89	to	$22.97	$109,547	0.91%	0.70%	to	1.90%	-43.57%	to	-42.94%
2007	9,132	$12.72	to	$40.52	$241,923	0.86%	0.75%	to	1.90%	15.37%	to	16.73%
2006	11,979	$10.91	to	$34.95	$267,443	1.27%	0.75%	to	1.90%	9.56%	to	10.88%
2005	14,205	$11.82	to	$31.73	$286,196	0.28%	0.75%	to	1.90%	14.76%	to	16.07%
Fidelity® VIP Index 500 Portfolio - Initial Class
2009	1,155	$16.88	to	$19.94	$22,489	0.28%	1.25%	to	1.40%	18.13%	to	18.29%
2008	1,317	$14.27	to	$16.88	$21,722	2.06%	1.25%	to	1.40%	-37.87%	to	-37.77%
2007	1,559	$22.93	to	$27.17	$41,388	3.60%	1.25%	to	1.40%	3.98%	to	4.09%
2006	1,948	$22.03	to	$26.13	$49,643	1.82%	1.25%	to	1.40%	14.10%	to	14.32%
2005	2,538	$19.27	to	$22.90	$56,445	1.88%	1.25%	to	1.40%	3.34%	to	3.49%
Fidelity® VIP Investment Grade Bond Portfolio –
Initial Class
2009	49		$19.08		$937	5.18%		1.40%		13.30%
2008	52		$16.84		$876	4.19%		1.40%		-4.64%
2007	61		$17.66		$1,079	4.37%		1.40%		2.91%
2006	71		$17.16		$1,210	4.63%		1.40%		2.88%
2005	105	$16.40	to	$16.68	$1,759	3.82%	1.25%	to	1.40%	0.79%	to	0.92%
Franklin Small Cap Value Securities Fund - Class 2
2009	225	$8.90	to	$15.27	$3,355	1.55%	0.70%	to	1.50%	25.63%	to	26.42%
2008	230	$7.04	to	$12.08	$2,729	1.32%	0.70%	to	1.50%	-34.01%	to	-33.52%
2007	236	$17.32	to	$18.17	$4,263	0.74%	0.75%	to	1.50%	-3.83%	to	-3.14%
2006	267	$18.01	to	$18.76	$4,969	0.65%	0.75%	to	1.50%	15.30%	to	16.09%
2005	278	$15.62	to	$16.16	$4,461	0.61%	0.75%	to	1.50%	7.13%	to	8.02%

168

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING Balanced Portfolio - Class I
2009	4,089	$8.70	to	$32.79	$80,952	4.39%	0.35%	to	2.25%	12.69%	to	13.90%
2008	4,677	$7.72	to	$28.83	$81,353	3.74%	0.70%	to	2.25%	-29.69%	to	-28.64%
2007	6,094	$10.98	to	$40.47	$145,449	2.69%	0.75%	to	2.25%	3.20%	to	4.78%
2006	7,358	$10.64	to	$38.70	$165,989	2.39%	0.75%	to	2.25%	7.47%	to	9.16%
2005	6,847	$10.08	to	$27.78	$174,465	2.33%	0.75%	to	1.90%	2.34%	to	3.50%
ING Intermediate Bond Portfolio - Class I
2009	6,167	$10.22	to	$81.87	$106,312	0.53%	0.35%	to	2.25%	7.66%	to	8.84%
2008	6,247	$9.39	to	$75.43	$100,529	5.89%	0.70%	to	2.25%	-10.54%	to	-9.18%
2007	5,709	$10.77	to	$83.34	$105,197	3.54%	0.75%	to	2.25%	3.67%	to	5.26%
2006	6,657	$10.25	to	$79.47	$115,703	3.76%	0.75%	to	2.25%	1.75%	to	3.26%
2005	7,208	$11.62	to	$20.25	$130,583	3.70%	0.75%	to	1.90%	1.18%	to	2.38%
ING American Funds Growth Portfolio
2009	1,390	$10.03	to	$10.64	$14,475	1.84%	0.95%	to	1.90%	30.77%	to	37.47%
2008	1,593	$7.67	to	$7.98	$12,540	0.80%	0.95%	to	1.90%	-45.33%	to	-44.81%
2007	1,968	$14.03	to	$14.46	$28,095	0.26%	0.95%	to	1.90%	5.55%	to	10.72%
2006	2,461	$12.80	to	$13.33	$31,969	0.17%	0.95%	to	1.90%	7.65%	to	8.56%
2005	1,596	$11.89	to	$12.03	$20,435	-	0.95%	to	1.90%	13.35%	to	14.57%
ING American Funds Growth-Income Portfolio
2009	1,322	$9.06	to	$9.50	$12,372	2.26%	0.95%	to	1.90%	21.12%	to	22.11%
2008	1,488	$7.48	to	$7.78	$11,419	1.40%	0.95%	to	1.90%	-41.41%	to	-38.79%
2007	1,948	$12.33	to	$12.92	$24,551	0.99%	0.95%	to	1.90%	2.49%	to	3.50%
2006	2,517	$12.03	to	$12.53	$30,744	0.73%	0.95%	to	1.90%	12.43%	to	13.49%
2005	1,896	$10.70	to	$10.82	$22,150	0.42%	0.95%	to	1.90%	3.28%	to	4.34%
ING American Funds International Portfolio
2009	1,206	$13.17	to	$13.93	$16,475	3.42%	0.95%	to	1.90%	36.48%	to	42.73%
2008	1,357	$9.65	to	$10.04	$13,434	1.78%	0.95%	to	1.90%	-45.38%	to	-43.02%
2007	1,687	$17.09	to	$17.87	$29,453	0.89%	0.95%	to	1.90%	17.14%	to	18.33%
2006	2,095	$14.59	to	$15.16	$30,978	0.86%	0.95%	to	1.90%	16.07%	to	17.15%
2005	2,168	$12.57	to	$12.71	$27,749	0.53%	0.95%	to	1.90%	18.70%	to	19.79%

169

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING Artio Foreign Portfolio - Service Class
2009	696	$7.71	to	$12.99	$7,259	3.44%	0.70%	to	1.90%	15.69%	to 16.82%
2008	802	$6.60	to	$11.13	$7,156	-	0.70%	to	1.90%	-44.69%	to -44.04%
2007	1,022	$12.33	to	$19.89	$15,744	0.09%	0.75%	to	1.90%	14.27%	to 15.57%
2006	1,083	$10.79	to	$17.21	$13,881	-	0.75%	to	1.90%	27.57%	to 28.24%
2005	163	$13.31	to	$13.42	$2,191	0.08%	0.75%	to	1.25%	14.51%
ING BlackRock Large Cap Growth Portfolio –
Institutional Class
2009	3,261	$7.05	to	$8.78	$23,584	0.59%	0.35%	to	1.90%	20.85%	to 21.99%
2008	3,602	$5.83	to	$7.15	$21,426	0.20%	0.70%	to	1.90%	-40.14%	to -39.43%
2007	4,435	$9.74	to	$10.45	$43,667	(c)	0.75%	to	1.90%		(c)
2006	(c)		(c)		(c)	(c)		(c)			(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
ING Clarion Global Real Estate Portfolio –
Institutional Class
2009	169	$8.48	to	$8.55	$1,446	2.21%	0.75%	to	1.50%	26.76%	to 27.42%
2008	162	$6.69	to	$6.71	$1,087	(d)	0.75%	to	1.50%		(d)
2007	(d)		(d)		(d)	(d)		(d)			(d)
2006	(d)		(d)		(d)	(d)		(d)			(d)
2005	(d)		(d)		(d)	(d)		(d)			(d)
ING Clarion Global Real Estate Portfolio - Service
Class
2009	114	$8.97	to	$9.27	$1,052	2.46%	0.95%	to	1.90%	26.16%	to 26.99%
2008	124	$7.11	to	$7.30	$902	-	0.95%	to	1.90%	-42.43%	to -41.83%
2007	192	$12.35	to	$12.55	$2,393	3.72%	0.95%	to	1.90%	-9.06%	to -8.19%
2006	148	$13.58	to	$13.67	$2,017	(b)	0.95%	to	1.90%		(b)
2005	(b)		(b)		(b)	(b)		(b)			(b)
ING Clarion Real Estate Portfolio - Service Class
2009	185	$7.34	to	$7.88	$1,393	3.42%	0.70%	to	1.50%	21.72%	to 22.60%
2008	173	$6.03	to	$6.43	$1,064	1.48%	0.70%	to	1.50%	-39.40%	to -38.93%
2007	149	$9.95	to	$10.07	$1,504	2.63%	0.75%	to	1.50%	-18.97%	to -18.40%
2006	88	$11.88	to	$12.34	$1,079	(b)	0.75%	to	1.50%		(b)
2005	(b)		(b)		(b)	(b)		(b)			(b)

170

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING Evergreen Health Sciences Portfolio - Service
Class
2009	25	$10.63	to	$10.87	$272	-	0.75%	to	1.25%	11.66%	to	12.18%
2008	69	$9.52	to	$9.69	$666	0.16%	0.75%	to	1.25%	-29.53%	to	-29.22%
2007	41	$13.51	to	$13.69	$556	0.18%	0.75%	to	1.25%	7.22%	to	7.71%
2006	44	$12.60	to	$12.71	$562	-	0.75%	to	1.25%	12.40%	to	13.08%
2005	45	$11.21	to	$11.24	$505	(a)	0.75%	to	1.25%		(a)
ING Evergreen Omega Portfolio - Institutional Class
2009	722	$10.77	to	$12.24	$8,351	0.51%	0.95%	to	1.90%	27.67%	to	28.71%
2008	773	$8.40	to	$9.51	$6,965	0.51%	0.95%	to	1.90%	-28.73%	to	-28.01%
2007	947	$11.72	to	$13.21	$11,913	0.33%	0.95%	to	1.90%	9.80%	to	10.82%
2006	1,258	$10.62	to	$11.92	$14,399	-	0.95%	to	1.90%	3.90%	to	4.93%
2005	1,492	$10.17	to	$11.36	$17,454	(a)	0.95%	to	1.90%		(a)
ING FMRSM Diversified Mid Cap Portfolio –
Institutional Class
2009	1,781	$8.72	to	$9.02	$15,913	0.09%	0.95%	to	1.90%	31.72%	to	32.84%
2008	2,013	$6.62	to	$6.79	$13,578	1.14%	0.95%	to	1.90%	-40.14%	to	-39.59%
2007	2,569	$11.06	to	$11.27	$28,743	0.26%	0.95%	to	1.90%	12.63%	to	13.65%
2006	2,932	$9.82	to	$9.94	$28,943	(b)	0.95%	to	1.90%		(b)
2005	(b)		(b)		(b)	(b)		(b)			(b)
ING FMRSM Diversified Mid Cap Portfolio - Service
Class
2009	96	$8.89	to	$12.00	$1,139	0.10%	0.70%	to	1.50%	31.93%	to	32.74%
2008	91	$8.80	to	$9.04	$815	0.77%	0.75%	to	1.50%	-40.05%	to	-39.61%
2007	84	$14.68	to	$14.97	$1,256	0.07%	0.75%	to	1.50%	12.84%	to	13.58%
2006	125	$13.01	to	$13.18	$1,644	-	0.75%	to	1.50%	10.58%	to	11.13%
2005	30	$11.82	to	$11.86	$356	(a)	0.75%	to	1.25%		(a)
ING Franklin Income Portfolio - Service Class
2009	455	$9.34	to	$9.66	$4,354	6.48%	0.95%	to	1.90%	22.73%	to	23.69%
2008	450	$7.61	to	$7.81	$3,482	3.07%	0.95%	to	1.90%	-30.57%	to	-29.89%
2007	628	$10.96	to	$11.14	$6,948	1.10%	0.95%	to	1.90%	0.64%	to	1.64%
2006	395	$10.89	to	$10.96	$4,316	(b)	0.95%	to	1.90%		(b)
2005	(b)		(b)		(b)	(b)		(b)			(b)

171

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING Franklin Mutual Shares Portfolio - Service Class
2009	257	$8.66	to	$8.86	$2,268	0.14%	0.95%	to	1.90%	19.78%	to	20.54%
2008	258	$7.23	to	$7.35	$1,885	3.00%	0.95%	to	1.90%	-38.99%	to	-38.34%
2007	307	$11.85	to	$11.92	$3,654	(c)	0.95%	to	1.90%		(c)
2006	(c)		(c)		(c)	(c)		(c)			(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
ING Global Resources Portfolio - Service Class
2009	790	$7.86	to	$10.40	$7,826	0.33%	0.70%	to	1.90%	25.50%	to	26.77%
2008	791	$6.20	to	$8.25	$6,198	2.14%	0.70%	to	1.90%	-42.07%	to	-41.43%
2007	827	$12.93	to	$14.18	$11,102	0.02%	0.75%	to	1.90%	30.74%	to	31.93%
2006	162	$9.89	to	$9.96	$1,610	(b)	0.95%	to	1.90%		(b)
2005	(b)		(b)		(b)	(b)		(b)			(b)
ING Janus Contrarian Portfolio - Service Class
2009	188	$6.86	to	$6.94	$1,304	0.97%	0.75%	to	1.50%	29.27%	to	29.72%
2008	26	$5.33	to	$5.35	$139	(d)	0.75%	to	1.25%		(d)
2007	(d)		(d)		(d)	(d)		(d)			(d)
2006	(d)		(d)		(d)	(d)		(d)			(d)
2005	(d)		(d)		(d)	(d)		(d)			(d)
ING JPMorgan Emerging Markets Equity Portfolio –
Institutional Class
2009	408	$11.61	to	$15.38	$5,571	1.60%	0.95%	to	1.90%	56.89%	to	57.89%
2008	378	$7.40	to	$9.76	$3,328	2.42%	0.95%	to	1.90%	-52.10%	to	-51.59%
2007	548	$15.45	to	$20.23	$9,890	1.13%	0.95%	to	1.90%	36.12%	to	37.48%
2006	319	$11.35	to	$14.76	$4,487	0.62%	0.95%	to	1.90%	34.28%	to	34.55%
2005	110		$10.97		$1,210	(a)	1.25%	to	1.40%		(a)
ING JPMorgan Emerging Markets Equity Portfolio –
Service Class
2009	375	$9.28	to	$19.02	$7,077	1.33%	0.70%	to	1.50%	57.00%	to	58.09%
2008	349	$5.87	to	$12.05	$4,184	2.52%	0.70%	to	1.50%	-52.01%	to	-51.65%
2007	415	$24.42	to	$24.92	$10,312	0.96%	0.75%	to	1.50%	36.42%	to	37.45%
2006	349	$17.90	to	$18.13	$6,325	0.56%	0.75%	to	1.50%	33.78%	to	34.80%
2005	195	$13.38	to	$13.45	$2,620	(a)	0.75%	to	1.50%		(a)

172

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING JPMorgan Small Cap Core Equity Portfolio –
Institutional Class
2009	189	$10.60	to	$11.07	$2,071	0.70%	0.95%	to	1.90%	21.98%	to	23.00%
2008	215	$8.69	to	$9.00	$1,919	0.72%	0.95%	to	1.90%	-30.98%	to	-30.34%
2007	327	$12.59	to	$12.92	$4,187	0.32%	0.95%	to	1.90%	-3.45%	to	-2.49%
2006	524	$13.04	to	$13.25	$6,901	0.08%	0.95%	to	1.90%	14.79%	to	15.82%
2005	803	$11.36	to	$11.44	$9,171	(a)	0.95%	to	1.90%		(a)
ING JPMorgan Small Cap Core Equity Portfolio –
Service Class
2009	12	$9.06	to	$10.94	$127	-	0.70%	to	1.25%	22.43%	to	22.93%
2008	11	$7.37	to	$8.90	$102	0.81%	0.70%	to	1.25%	-30.80%	to	-30.47%
2007	11	$12.63	to	$12.80	$145	0.40%	0.75%	to	1.25%	-2.92%	to	-2.44%
2006	27	$13.01	to	$13.12	$358	-	0.75%	to	1.25%	15.80%
2005	1		$11.33		$16	(a)		0.75%			(a)
ING LifeStyle Aggressive Growth Portfolio - Service
Class
2009	140	$8.80	to	$9.10	$1,262	2.66%	0.95%	to	1.75%	23.94%	to	24.66%
2008	148	$7.07	to	$7.30	$1,068	1.65%	0.95%	to	1.90%	-42.89%	to	-42.34%
2007	175	$12.38	to	$12.66	$2,201	0.93%	0.95%	to	1.90%	1.39%	to	2.26%
2006	101	$12.25	to	$12.38	$1,239	0.10%	0.95%	to	1.75%	16.11%	to	17.01%
2005	50	$10.55	to	$10.58	$532	(a)	0.95%	to	1.75%		(a)
ING LifeStyle Growth Portfolio - Service Class
2009	471	$9.02	to	$9.38	$4,368	3.02%	0.95%	to	1.90%	20.43%	to	21.19%
2008	623	$7.49	to	$7.74	$4,777	1.60%	0.95%	to	1.90%	-37.84%	to	-37.23%
2007	671	$12.05	to	$12.33	$8,193	1.04%	0.95%	to	1.90%	1.86%	to	2.92%
2006	738	$11.83	to	$11.98	$8,785	0.58%	0.95%	to	1.90%	13.31%	to	14.31%
2005	220	$10.44	to	$10.48	$2,302	(a)	0.95%	to	1.90%		(a)
ING LifeStyle Moderate Growth Portfolio - Service
Class
2009	777	$9.42	to	$9.80	$7,537	3.36%	0.95%	to	1.90%	19.09%	to	19.95%
2008	864	$7.91	to	$8.17	$6,997	1.86%	0.95%	to	1.90%	-32.91%	to	-32.26%
2007	1,236	$11.79	to	$12.06	$14,773	1.29%	0.95%	to	1.90%	2.70%	to	3.70%
2006	1,194	$11.48	to	$11.63	$13,815	1.02%	0.95%	to	1.90%	11.24%	to	12.37%
2005	333	$10.32	to	$10.35	$3,437	(a)	0.95%	to	1.90%		(a)

173

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING LifeStyle Moderate Portfolio - Service Class
2009	900	$9.74	to	$10.13	$9,003	3.55%	0.95%	to	1.90%	16.37%	to	17.11%
2008	856	$8.37	to	$8.65	$7,314	1.86%	0.95%	to	1.90%	-27.41%	to	-26.63%
2007	1,051	$11.53	to	$11.79	$12,276	1.67%	0.95%	to	1.90%	3.04%	to	3.97%
2006	924	$11.19	to	$11.34	$10,417	1.26%	0.95%	to	1.90%	9.28%	to	10.42%
2005	383	$10.24	to	$10.27	$3,932	(a)	0.95%	to	1.90%		(a)
ING Lord Abbett Affiliated Portfolio - Institutional
Class
2009	437	$8.00	to	$8.86	$3,577	0.11%	0.70%	to	1.50%	15.27%	to	15.84%
2008	568	$6.94	to	$7.65	$4,020	3.22%	0.70%	to	1.50%	-37.31%	to	-36.84%
2007	628	$11.07	to	$11.21	$7,030	0.06%	0.75%	to	1.50%	3.06%	to	3.51%
2006	4	$10.79	to	$10.83	$45	(b)	0.75%	to	1.25%		(b)
2005	(b)		(b)		(b)	(b)		(b)			(b)
ING Lord Abbett Affiliated Portfolio - Service Class
2009	64	$7.96	to	$8.10	$516	0.21%	0.95%	to	1.45%	15.01%	to	15.55%
2008	66	$6.86	to	$7.01	$458	2.41%	0.95%	to	1.75%	-37.75%	to	-37.24%
2007	86	$11.02	to	$11.17	$955	1.58%	0.95%	to	1.75%	2.32%	to	3.23%
2006	99	$10.75	to	$10.82	$1,071	(b)	0.95%	to	1.90%		(b)
2005	(b)		(b)		(b)	(b)		(b)			(b)
ING Marsico Growth Portfolio - Service Class
2009	168	$7.93	to	$9.65	$1,536	0.92%	0.70%	to	1.75%	19.97%	to	21.02%
2008	173	$6.61	to	$7.99	$1,285	0.58%	0.70%	to	1.75%	-41.40%	to	-40.73%
2007	171	$11.25	to	$13.48	$2,142	-	0.75%	to	1.90%	11.94%	to	13.28%
2006	83	$10.05	to	$11.90	$918	-	0.75%	to	1.90%	3.60%	to	4.20%
2005	18	$11.39	to	$11.42	$210	(a)	0.75%	to	1.25%		(a)
ING Marsico International Opportunities Portfolio –
Service Class
2009	507	$8.12	to	$12.42	$5,562	1.21%	0.70%	to	1.90%	33.67%	to	34.88%
2008	627	$6.02	to	$9.21	$5,138	1.03%	0.70%	to	1.90%	-50.48%	to	-49.86%
2007	822	$12.70	to	$18.37	$13,733	1.00%	0.75%	to	1.90%	18.26%	to	19.67%
2006	952	$10.69	to	$15.35	$13,618	0.03%	0.75%	to	1.90%	21.75%	to	23.10%
2005	677	$12.37	to	$12.47	$8,410	(a)	0.75%	to	1.90%		(a)

174

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING MFS Total Return Portfolio - Institutional Class
2009	4,555	$10.11	to	$10.55	$47,456	0.21%	0.95%	to	1.90%	13.21%	to	14.05%
2008	5,335	$8.93	to	$9.25	$48,840	5.92%	0.95%	to	1.90%	-23.61%	to	-22.92%
2007	7,812	$11.69	to	$12.00	$92,899	3.07%	0.95%	to	1.90%	2.27%	to	3.27%
2006	10,701	$11.43	to	$11.62	$123,605	2.62%	0.95%	to	1.90%	10.01%	to	11.09%
2005	13,910	$10.39	to	$10.46	$145,082	(a)	0.95%	to	1.90%		(a)
ING MFS Total Return Portfolio - Service Class
2009	102	$9.61	to	$12.85	$1,299	0.24%	0.70%	to	1.50%	13.32%	to	14.00%
2008	103	$8.43	to	$11.28	$1,153	6.12%	0.70%	to	1.50%	-23.51%	to	-22.90%
2007	111	$14.29	to	$14.72	$1,623	2.99%	0.75%	to	1.50%	2.44%	to	3.25%
2006	118	$13.92	to	$14.37	$1,658	2.36%	0.75%	to	1.50%	10.28%	to	11.07%
2005	187	$12.59	to	$13.03	$2,374	2.65%	0.75%	to	1.50%	1.40%	to	2.16%
ING MFS Utilities Portfolio - Service Class
2009	150	$8.72	to	$14.55	$2,156	1.53%	0.70%	to	1.50%	24.51%	to	25.29%
2008	187	$6.96	to	$11.62	$2,161	3.26%	0.70%	to	1.50%	-38.65%	to	-38.16%
2007	219	$18.42	to	$18.79	$4,096	0.87%	0.75%	to	1.50%	25.48%	to	26.45%
2006	81	$14.68	to	$14.86	$1,201	0.06%	0.75%	to	1.50%	28.88%	to	29.78%
2005	41	$11.39	to	$11.45	$469	(a)	0.75%	to	1.50%		(a)
ING PIMCO High Yield Portfolio - Service Class
2009	322	$11.27	to	$12.57	$3,987	5.96%	0.70%	to	1.50%	40.41%	to	40.88%
2008	199	$8.00	to	$8.93	$1,748	8.39%	0.70%	to	1.40%	-23.67%	to	-23.08%
2007	248	$10.75	to	$11.61	$2,850	6.50%	0.75%	to	1.40%	1.42%	to	2.11%
2006	346	$10.55	to	$11.37	$3,918	6.45%	0.75%	to	1.50%	7.42%	to	8.08%
2005	284	$10.48	to	$10.54	$2,987	(a)	0.75%	to	1.40%		(a)
ING Pioneer Equity Income Portfolio - Institutional
Class
2009	485	$6.53	to	$8.16	$3,357	-	0.35%	to	1.50%	4.48%	to	5.19%
2008	592	$6.25	to	$7.70	$3,765	2.84%	0.70%	to	1.50%	-31.09%	to	-30.69%
2007	686	$9.07	to	$9.19	$6,290	(c)	0.75%	to	1.50%		(c)
2006	(c)		(c)		(c)	(c)		(c)			(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)

175

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING Pioneer Fund Portfolio - Institutional Class
2009	1,145	$8.28	to	$9.88	$11,132	-	0.75%	to	2.25%	13.26%	to	14.54%
2008	1,190	$7.26	to	$8.64	$10,140	3.23%	0.75%	to	2.25%	-36.00%	to	-34.98%
2007	1,663	$11.18	to	$13.33	$21,812	1.25%	0.75%	to	2.25%	2.97%	to	4.52%
2006	2,078	$10.78	to	$12.77	$26,316	-	0.75%	to	2.25%	14.47%	to	15.88%
2005	2,096	$10.95	to	$11.02	$27,255	(a)	0.95%	to	1.90%		(a)
ING Pioneer Mid Cap Value Portfolio - Institutional
Class
2009	299	$8.74	to	$9.00	$2,670	0.12%	0.70%	to	1.50%	20.05%	to	20.73%
2008	328	$7.28	to	$7.46	$2,428	2.07%	0.70%	to	1.50%	-33.94%	to	-33.42%
2007	337	$11.02	to	$11.16	$3,758	0.11%	0.75%	to	1.50%	4.99%
2006	3	$10.63			$36	(b)		0.75%			(b)
2005	(b)	(b)			(b)	(b)		(b)			(b)
ING Pioneer Mid Cap Value Portfolio - Service Class
2009	80	$8.53	to	$8.81	$696	0.14%	0.95%	to	1.90%	19.47%	to	20.36%
2008	96	$7.14	to	$7.32	$700	1.54%	0.95%	to	1.90%	-34.38%	to	-33.76%
2007	113	$10.88	to	$11.05	$1,247	0.88%	0.95%	to	1.90%	3.61%	to	4.44%
2006	33	$10.52	to	$10.58	$344	(b)	0.95%	to	1.75%		(b)
2005	(b)		(b)		(b)	(b)		(b)			(b)
ING T. Rowe Price Capital Appreciation Portfolio –
Service Class
2009	907	$9.58	to	$11.73	$10,574	0.16%	0.70%	to	1.50%	25.41%	to	26.22%
2008	861	$7.59	to	$9.30	$7,963	4.70%	0.70%	to	1.50%	-28.63%	to	-28.07%
2007	700	$12.68	to	$12.93	$9,010	1.88%	0.75%	to	1.50%	2.84%	to	3.61%
2006	466	$12.33	to	$12.48	$5,804	1.29%	0.75%	to	1.50%	13.27%	to	13.76%
2005	80	$10.93	to	$10.97	$878	(a)	0.75%	to	1.25%		(a)
ING T. Rowe Price Equity Income Portfolio - Service
Class
2009	502	$8.23	to	$13.29	$5,629	0.20%	0.70%	to	1.90%	17.24%	to	18.21%
2008	476	$7.02	to	$11.30	$4,389	4.20%	0.75%	to	1.90%	-36.93%	to	-36.15%
2007	486	$11.13	to	$17.84	$7,362	1.39%	0.75%	to	1.90%	1.09%	to	2.30%
2006	419	$11.01	to	$17.57	$6,350	1.24%	0.75%	to	1.90%	17.29%	to	18.16%
2005	333	$14.18	to	$14.98	$4,775	1.58%	0.75%	to	1.50%	2.39%	to	3.16%

176

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING Templeton Global Growth Portfolio - Service
Class
2009	60	$8.26	to	$8.54	$503	2.13%	0.95%	to	1.90%	25.53%	to	26.33%
2008	66	$6.58	to	$6.76	$438	1.06%	0.95%	to	1.90%	-40.88%	to	-40.23%
2007	113	$11.13	to	$11.31	$1,268	1.33%	0.95%	to	1.90%	0.45%	to	1.43%
2006	62	$11.08	to	$11.15	$692	(b)	0.95%	to	1.90%		(b)
2005	(b)		(b)		(b)	(b)		(b)			(b)
ING Van Kampen Growth and Income Portfolio –
Service Class
2009	89	$9.30	to	$10.44	$917	0.11%	0.70%	to	1.50%	18.71%	to	19.54%
2008	96	$7.78	to	$8.74	$835	3.84%	0.70%	to	1.50%	-33.23%	to	-32.72%
2007	92	$12.73	to	$12.99	$1,195	1.42%	0.75%	to	1.50%	1.03%	to	1.80%
2006	116	$12.60	to	$12.76	$1,476	1.35%	0.75%	to	1.50%	14.34%	to	15.16%
2005	121	$11.02	to	$11.08	$1,341	(a)	0.75%	to	1.50%		(a)
ING Wells Fargo Small Cap Disciplined Portfolio –
Service Class
2009	36	$7.88	to	$8.21	$287	0.98%	0.75%	to	1.75%	21.04%	to	21.99%
2008	19	$6.51	to	$6.73	$123	0.91%	0.75%	to	1.75%	-33.98%	to	-33.23%
2007	32	$9.86	to	$10.08	$318	-	0.75%	to	1.75%	-5.37%	to	-4.45%
2006	36	$10.42	to	$10.55	$374	(b)	0.75%	to	1.75%		(b)
2005	(b)		(b)		(b)	(b)		(b)			(b)
ING Money Market Portfolio - Class I
2009	11,754	$10.03	to	$16.37	$158,090	0.25%	0.35%	to	1.90%	-1.19%	to	-0.30%
2008	15,397	$10.06	to	$16.42	$207,378	5.24%	0.70%	to	1.90%	0.65%	to	1.92%
2007	15,622	$10.59	to	$16.11	$204,844	4.10%	0.75%	to	1.90%	3.14%	to	4.34%
2006	18,036	$10.17	to	$15.44	$224,967	2.87%	0.75%	to	2.25%	2.49%	to	4.11%
2005	17,339	$10.21	to	$14.83	$214,217	1.08%	0.75%	to	1.90%	1.09%	to	2.21%
ING American Century Small-Mid Cap Value
Portfolio - Service Class
2009	108	$10.07	to	$16.24	$1,489	1.64%	0.35%	to	1.50%	26.30%	to	26.86%
2008	106	$10.76	to	$12.82	$1,200	0.69%	0.75%	to	1.50%	-27.69%	to	-27.11%
2007	89	$14.88	to	$17.62	$1,399	0.39%	0.75%	to	1.50%	-4.31%	to	-3.60%
2006	102	$15.55	to	$18.32	$1,650	0.01%	0.75%	to	1.50%	13.67%	to	14.58%
2005	107	$13.68	to	$16.02	$1,511	0.24%	0.75%	to	1.50%	6.29%	to	7.08%

177

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING Baron Asset Portfolio - Service Class
2009	39	$7.91	to	$8.59	$312	-	0.70%	to	1.25%	25.16%	to	25.78%
2008	42	$6.32	to	$6.83	$266	-	0.70%	to	1.25%	-41.75%	to	-41.50%
2007	63	$10.85	to	$10.94	$688	-	0.75%	to	1.25%	7.53%	to	8.10%
2006	1	$10.09	to	$10.12	$7	(b)	0.75%	to	1.25%		(b)
2005	(b)		(b)		(b)	(b)		(b)			(b)
ING Baron Small Cap Growth Portfolio - Service
Class
2009	272	$7.63	to	$15.34	$3,224	-	0.70%	to	1.90%	26.53%	to	27.63%
2008	298	$6.03	to	$12.04	$2,765	-	0.70%	to	1.90%	-42.35%	to	-41.71%
2007	329	$10.46	to	$20.69	$5,233	-	0.75%	to	1.90%	4.08%	to	5.32%
2006	541	$10.05	to	$19.69	$7,061	-	0.75%	to	1.90%	13.49%	to	14.40%
2005	248	$15.20	to	$17.25	$3,883	-	0.75%	to	1.50%	5.78%	to	6.55%
ING Columbia Small Cap Value Portfolio - Service
Class
2009	90	$7.82	to	$8.10	$719	1.22%	0.75%	to	1.75%	19.03%	to	20.00%
2008	114	$6.54	to	$6.75	$761	0.08%	0.75%	to	1.90%	-35.38%	to	-34.59%
2007	164	$10.12	to	$10.32	$1,676	0.08%	0.75%	to	1.90%	1.00%	to	2.18%
2006	327	$10.02	to	$10.10	$3,294	(b)	0.75%	to	1.90%		(b)
2005	(b)		(b)		(b)	(b)		(b)			(b)
ING Davis New York Venture Portfolio - Service Class
2009	271	$8.14	to	$12.16	$2,429	0.66%	0.70%	to	1.75%	22.04%	to	23.03%
2008	285	$6.65	to	$9.91	$2,118	0.76%	0.70%	to	1.90%	-40.36%	to	-39.73%
2007	274	$11.15	to	$13.92	$3,386	0.26%	0.75%	to	1.90%	2.20%	to	3.42%
2006	173	$10.91	to	$15.96	$2,083	-	0.75%	to	1.90%	12.11%	to	13.01%
2005	83	$11.31	to	$14.15	$982	-	0.75%	to	1.50%	2.35%	to	3.12%
ING JPMorgan Mid Cap Value Portfolio - Service Class
2009	140	$8.92	to	$15.69	$1,723	-	0.35%	to	1.50%	17.78%	to	18.46%
2008	129	$7.53	to	$13.27	$1,530	1.91%	0.70%	to	1.50%	-34.07%	to	-33.54%
2007	165	$17.23	to	$20.01	$2,982	0.52%	0.75%	to	1.50%	0.82%	to	1.58%
2006	156	$17.09	to	$19.74	$2,766	-	0.75%	to	1.50%	14.78%	to	15.69%
2005	137	$14.89	to	$17.10	$2,101	0.28%	0.75%	to	1.50%	6.89%	to	7.67%

178

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING Legg Mason Partners Aggressive Growth
Portfolio - Initial Class
2009	1,885	$4.41	to	$13.45	$18,757	-	0.35%	to	1.90%	25.28%	to	26.60%
2008	2,073	$3.52	to	$10.63	$16,298	-	0.70%	to	1.90%	-40.34%	to	-39.64%
2007	2,545	$5.90	to	$17.61	$32,332	-	0.75%	to	1.90%	-3.44%	to	-2.34%
2006	3,252	$6.11	to	$18.04	$42,509	-	0.75%	to	1.90%	8.14%	to	9.47%
2005	3,880	$5.65	to	$16.48	$48,357	-	0.75%	to	1.90%	9.28%	to	10.60%
ING Oppenheimer Global Portfolio - Initial Class
2009	7,990	$9.24	to	$11.58	$90,500	2.38%	0.35%	to	1.90%	30.93%	to	32.01%
2008	8,892	$7.00	to	$8.78	$76,622	2.27%	0.70%	to	1.90%	-41.47%	to	-40.72%
2007	10,904	$12.18	to	$14.86	$159,447	1.08%	0.75%	to	1.90%	4.48%	to	5.77%
2006	13,690	$13.51	to	$14.07	$190,280	0.07%	0.75%	to	1.90%	15.80%	to	17.09%
2005	15,774	$11.62	to	$12.04	$193,562	(a)	0.75%	to	1.90%		(a)
ING Oppenheimer Strategic Income Portfolio - Initial
Class
2009	3,899	$9.78	to	$11.60	$44,250	1.07%	0.35%	to	2.25%	16.13%	to	17.47%
2008	4,539	$8.33	to	$9.88	$44,027	5.46%	0.70%	to	2.25%	-17.39%	to	-16.18%
2007	5,739	$11.33	to	$11.79	$66,638	4.56%	0.75%	to	2.25%	6.29%	to	7.95%
2006	6,500	$10.54	to	$10.93	$70,286	0.38%	0.75%	to	2.25%	6.07%	to	7.66%
2005	7,202	$9.99	to	$10.13	$75,516	(a)	0.75%	to	1.90%		(a)
ING Oppenheimer Strategic Income Portfolio - Service
Class
2009	10		$11.18		$107	1.63%		1.25%		16.82%
2008	2		$9.57		$16	5.56%		1.25%		-16.85%
2007	2		$11.51		$20	9.52%		1.25%		7.27%
2006	-		$10.73		$1	(b)		1.25%			(b)
2005	(b)		(b)		(b)	(b)		(b)			(b)
ING PIMCO Total Return Portfolio - Service Class
2009	940	$11.09	to	$14.40	$13,394	3.40%	0.70%	to	1.50%	10.73%	to	11.35%
2008	776	$9.96	to	$12.94	$9,940	4.66%	0.70%	to	1.50%	-1.68%	to	-0.92%
2007	620	$12.51	to	$13.06	$8,027	3.35%	0.75%	to	1.50%	7.75%	to	8.56%
2006	563	$11.61	to	$12.03	$6,721	1.62%	0.75%	to	1.50%	2.47%	to	3.26%
2005	492	$11.31	to	$11.65	$5,693	1.55%	0.75%	to	1.50%	0.53%	to	1.30%

179

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING Pioneer High Yield Portfolio - Initial Class
2009	1,655	$11.49	to	$12.57	$19,223	5.98%	0.75%	to	1.90%	59.14%	to	60.54%
2008	1,746	$7.22	to	$7.83	$12,668	7.56%	0.75%	to	1.90%	-30.23%	to	-29.96%
2007	32	$11.08	to	$11.18	$355	23.40%	0.75%	to	1.25%	4.73%	to	5.37%
2006	2	$10.58	to	$10.61	$21	(b)	0.75%	to	1.25%		(b)
2005	(b)		(b)		(b)	(b)		(b)			(b)
ING Solution 2015 Portfolio - Service Class
2009	290	$9.29	to	$10.41	$2,969	4.19%	0.70%	to	1.50%	16.55%	to	17.30%
2008	280	$7.92	to	$8.88	$2,423	2.37%	0.70%	to	1.50%	-27.94%	to	-27.39%
2007	119	$11.99	to	$12.23	$1,452	0.58%	0.75%	to	1.50%	3.01%	to	3.82%
2006	82	$11.64	to	$11.78	$959	0.27%	0.75%	to	1.50%	9.36%	to	9.89%
2005	6	$10.68	to	$10.72	$68	(a)	0.75%	to	1.25%		(a)
ING Solution 2025 Portfolio - Service Class
2009	187	$8.90	to	$9.99	$1,764	3.47%	0.35%	to	1.50%	19.29%	to	19.78%
2008	186	$7.43	to	$8.34	$1,467	1.08%	0.70%	to	1.25%	-34.64%	to	-34.33%
2007	191	$12.53	to	$12.70	$2,417	0.43%	0.75%	to	1.25%	3.30%	to	3.84%
2006	70	$12.13	to	$12.23	$853	0.23%	0.75%	to	1.25%	11.18%	to	11.79%
2005	11	$10.91	to	$10.94	$125	(a)	0.75%	to	1.25%		(a)
ING Solution 2035 Portfolio - Service Class
2009	223	$8.78	to	$10.02	$2,089	3.17%	0.35%	to	1.25%	21.44%	to	21.94%
2008	157	$7.20	to	$8.22	$1,196	1.34%	0.70%	to	1.25%	-37.78%	to	-37.49%
2007	125	$12.97	to	$13.15	$1,630	0.58%	0.75%	to	1.25%	4.01%	to	4.53%
2006	36	$12.47	to	$12.58	$453	0.11%	0.75%	to	1.25%	12.65%
2005	-	$11.07			$3	(a)	1.25%				(a)
ING Solution 2045 Portfolio - Service Class
2009	119	$8.56	to	$9.96	$1,115	2.45%	0.35%	to	1.50%	22.64%	to	23.17%
2008	99	$6.95	to	$8.10	$764	1.03%	0.70%	to	1.25%	-40.58%	to	-40.27%
2007	102	$13.38	to	$13.56	$1,381	0.36%	0.75%	to	1.25%	4.45%	to	4.95%
2006	21	$12.81	to	$12.92	$272	0.05%	0.75%	to	1.25%	13.66%
2005	-	$11.27			$3	(a)		1.25%			(a)

180

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING Solution Income Portfolio - Service Class
2009	162	$9.83	to	$10.79	$1,731	5.32%	0.70%	to	0.75%	13.34%	to	13.38%
2008	144	$8.67	to	$9.52	$1,349	1.53%	0.70%	to	0.75%	-17.29%
2007	110	$11.35	to	$11.51	$1,264	1.20%	0.75%	to	1.25%	3.94%	to	4.45%
2006	37	$10.92	to	$11.02	$408	0.18%	0.75%	to	1.25%	6.02%
2005	13	$10.30			$138	(a)		1.25%			(a)
ING T. Rowe Price Diversified Mid Cap Growth
Portfolio - Initial Class
2009	3,803	$8.66	to	$10.99	$40,692	0.04%	0.35%	to	1.90%	36.22%	to	37.46%
2008	4,178	$6.30	to	$8.01	$32,650	0.46%	0.70%	to	1.90%	-44.27%	to	-43.58%
2007	4,927	$12.59	to	$14.23	$68,707	0.19%	0.75%	to	1.90%	11.23%	to	12.51%
2006	6,287	$11.90	to	$12.67	$78,292	-	0.75%	to	1.90%	7.04%	to	8.35%
2005	7,857	$11.07	to	$11.73	$90,830	(a)	0.75%	to	1.90%		(a)
ING T. Rowe Price Growth Equity Portfolio - Initial
Class
2009	1,516	$8.65	to	$24.09	$30,555	-	0.35%	to	1.50%	29.63%	to	30.32%
2008	1,613	$6.64	to	$18.58	$25,211	1.34%	0.70%	to	1.50%	-43.09%	to	-42.62%
2007	1,963	$12.35	to	$32.60	$53,823	0.49%	0.75%	to	1.50%	8.25%	to	9.05%
2006	2,343	$12.35	to	$30.09	$60,240	0.23%	0.75%	to	1.50%	11.65%	to	12.44%
2005	2,307	$13.30	to	$26.93	$64,310	0.49%	0.75%	to	1.50%	4.59%	to	5.39%
ING Templeton Foreign Equity Portfolio - Initial Class
2009	2,588	$7.99	to	$9.05	$20,952	-	0.35%	to	1.90%	28.46%	to	29.58%
2008	2,911	$6.22	to	$6.93	$18,241	(d)	0.70%	to	1.90%		(d)
2007	(d)		(d)		(d)	(d)		(d)			(d)
2006	(d)		(d)		(d)	(d)		(d)			(d)
2005	(d)		(d)		(d)	(d)		(d)			(d)
ING Thornburg Value Portfolio - Initial Class
2009	1,204	$5.89	to	$27.82	$16,251	1.17%	0.70%	to	1.90%	34.17%	to	35.52%
2008	1,334	$4.39	to	$20.54	$13,421	0.52%	0.70%	to	1.90%	-40.92%	to	-40.20%
2007	1,750	$7.43	to	$34.35	$27,434	0.48%	0.75%	to	1.90%	5.24%	to	6.45%
2006	2,035	$7.06	to	$32.27	$28,919	0.47%	0.75%	to	1.90%	14.61%	to	15.95%
2005	2,322	$6.16	to	$27.83	$30,602	0.78%	0.75%	to	1.90%	-0.32%	to	0.80%

181

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING UBS U.S. Large Cap Equity Portfolio - Initial
Class
2009	1,476	$5.96	to	$13.89	$16,581	0.28%	0.70%	to	1.90%	22.63%	to	23.69%
2008	1,676	$4.86	to	$11.23	$15,297	2.38%	0.70%	to	1.90%	-40.95%	to	-40.20%
2007	2,083	$8.23	to	$18.78	$30,926	0.72%	0.75%	to	1.90%	-0.72%	to	0.43%
2006	2,519	$8.29	to	$18.70	$36,982	0.79%	0.75%	to	1.90%	12.33%	to	13.68%
2005	3,105	$7.38	to	$16.45	$40,268	0.88%	0.75%	to	1.90%	7.27%	to	8.51%
ING Van Kampen Comstock Portfolio - Service Class
2009	96	$9.04	to	$12.50	$1,041	0.25%	0.70%	to	1.50%	21.31%	to	22.05%
2008	153	$7.41	to	$10.26	$1,370	3.71%	0.70%	to	1.50%	-37.39%	to	-36.94%
2007	180	$13.64	to	$16.31	$2,568	1.24%	0.75%	to	1.50%	-3.74%	to	-3.00%
2006	221	$14.17	to	$16.85	$3,248	0.66%	0.75%	to	1.50%	14.09%	to	14.99%
2005	252	$12.42	to	$14.68	$3,224	0.60%	0.75%	to	1.50%	1.97%	to	2.74%
ING Van Kampen Equity and Income Portfolio –
Initial Class
2009	6,184	$9.94	to	$11.22	$68,419	0.19%	0.35%	to	1.90%	17.49%	to	18.55%
2008	7,182	$8.39	to	$9.48	$67,293	4.97%	0.70%	to	1.90%	-24.82%	to	-23.94%
2007	9,133	$12.07	to	$12.49	$112,954	2.44%	0.75%	to	1.90%	1.59%	to	2.83%
2006	11,772	$11.84	to	$12.18	$142,375	1.91%	0.75%	to	1.90%	10.52%	to	11.84%
2005	13,462	$10.66	to	$10.91	$146,295	(a)	0.75%	to	1.90%		(a)
ING Strategic Allocation Conservative Portfolio –
Class I
2009	561	$9.44	to	$17.62	$8,744	7.97%	0.70%	to	1.50%	13.11%	to	13.75%
2008	600	$8.30	to	$15.49	$8,278	4.46%	0.70%	to	1.50%	-24.71%	to	-24.14%
2007	712	$17.01	to	$20.42	$13,112	3.40%	0.75%	to	1.50%	4.23%	to	4.99%
2006	802	$16.28	to	$19.45	$14,115	2.69%	0.75%	to	1.50%	6.77%	to	7.58%
2005	795	$15.95	to	$18.08	$16,483	1.95%	0.75%	to	1.50%	2.31%	to	3.08%
ING Strategic Allocation Growth Portfolio - Class I
2009	656	$8.10	to	$17.37	$9,302	9.58%	0.35%	to	2.25%	18.25%	to	19.48%
2008	711	$6.85	to	$14.54	$8,438	2.39%	0.70%	to	2.25%	-37.50%	to	-36.53%
2007	716	$10.96	to	$22.91	$14,104	1.78%	0.75%	to	2.25%	2.62%	to	4.28%
2006	800	$10.68	to	$21.97	$15,119	1.35%	0.75%	to	2.25%	10.67%	to	12.32%
2005	633	$16.45	to	$19.56	$14,815	1.22%	0.75%	to	1.50%	4.65%	to	5.39%

182

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING Strategic Allocation Moderate Portfolio - Class I
2009	663	$8.81	to	$17.38	$9,604	8.93%	0.35%	to	2.25%	15.62%	to	16.94%
2008	770	$7.62	to	$14.87	$9,608	3.23%	0.70%	to	2.25%	-32.02%	to	-31.00%
2007	893	$11.21	to	$21.55	$16,300	2.24%	0.75%	to	2.25%	3.13%	to	4.71%
2006	1,165	$10.87	to	$20.58	$20,258	1.93%	0.75%	to	2.25%	8.70%	to	10.35%
2005	953	$12.95	to	$18.65	$21,319	1.57%	0.75%	to	1.50%	3.15%	to	3.90%
ING Growth and Income Portfolio - Class I
2009	11,536	$6.30	to	$247.19	$214,073	-	0.35%	to	2.25%	22.09%	to	23.39%
2008	11,849	$5.16	to	$200.72	$186,679	1.48%	0.70%	to	2.25%	-39.08%	to	-38.10%
2007	12,365	$8.47	to	$324.86	$339,189	1.33%	0.75%	to	2.25%	5.09%	to	6.62%
2006	14,714	$8.06	to	$305.35	$372,591	1.14%	0.75%	to	2.25%	11.63%	to	13.32%
2005	15,346	$7.36	to	$231.60	$383,782	0.99%	0.75%	to	1.90%	6.05%	to	7.34%
ING GET U.S. Core Portfolio - Series 5
2009	140	$10.24	to	$10.69	$1,483	3.54%	1.45%	to	2.25%	-0.68%	to	-0.09%
2008	159	$10.31	to	$10.70	$1,685	1.67%	1.45%	to	2.25%	-9.48%	to	-8.70%
2007	206	$11.32	to	$11.72	$2,393	1.73%	1.45%	to	2.40%	-0.35%	to	0.69%
2006	284	$11.36	to	$11.64	$3,282	1.93%	1.45%	to	2.40%	8.60%	to	9.60%
2005	374	$10.46	to	$10.62	$3,957	0.98%	1.45%	to	2.40%	0.19%	to	1.14%
ING GET U.S. Core Portfolio - Series 6
2009	1,852	$10.03	to	$10.46	$19,085	2.03%	1.45%	to	2.25%	-0.69%
2008	2,171	$10.10	to	$10.46	$22,445	1.88%	1.45%	to	2.25%	-8.27%	to	-7.52%
2007	2,779	$10.96	to	$11.31	$31,137	2.38%	1.45%	to	2.40%	0.83%	to	1.80%
2006	3,851	$10.87	to	$11.11	$42,523	2.61%	1.45%	to	2.40%	7.84%	to	8.81%
2005	6,780	$10.08	to	$10.21	$68,984	0.38%	1.45%	to	2.40%	0.20%	to	1.19%
ING GET U.S. Core Portfolio - Series 7
2009	1,084	$10.00	to	$10.40	$11,094	2.23%	1.45%	to	2.25%	-1.09%	to	-0.48%
2008	1,220	$10.11	to	$10.45	$12,593	2.00%	1.45%	to	2.25%	-7.16%	to	-6.36%
2007	1,751	$10.84	to	$11.16	$19,355	2.47%	1.45%	to	2.40%	0.84%	to	1.73%
2006	2,664	$10.75	to	$10.97	$29,018	2.50%	1.45%	to	2.40%	7.61%	to	8.72%
2005	4,298	$9.99	to	$10.09	$43,222	0.06%	1.45%	to	2.40%	-0.10%	to	0.90%

183

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING GET U.S. Core Portfolio - Series 8
2009	874	$10.05	to	$10.42	$9,009	2.13%	1.45%	to	2.25%	-0.30%	to	0.29%
2008	1,061	$10.02	to	$10.39	$10,922	1.90%	1.45%	to	2.40%	-8.74%	to	-7.81%
2007	1,361	$10.98	to	$11.27	$15,240	1.97%	1.45%	to	2.40%	1.10%	to	2.08%
2006	2,552	$10.86	to	$11.04	$28,056	1.80%	1.45%	to	2.40%	8.06%	to	9.09%
2005	3,197	$10.05	to	$10.12	$32,287	(a)	1.45%	to	2.40%		(a)
ING GET U.S. Core Portfolio - Series 9
2009	716	$10.00	to	$10.35	$7,334	2.19%	1.45%	to	2.25%	-0.79%	to	-0.19%
2008	791	$10.08	to	$10.37	$8,130	2.08%	1.45%	to	2.25%	-7.35%	to	-6.58%
2007	1,076	$10.88	to	$11.10	$11,868	2.53%	1.45%	to	2.25%	1.59%	to	2.49%
2006	1,856	$10.71	to	$10.83	$20,035	1.29%	1.45%	to	2.25%	7.64%	to	8.52%
2005	2,337	$9.94	to	$10.00	$23,302	(a)	1.45%	to	2.40%		(a)
ING GET U.S. Core Portfolio - Series 10
2009	489	$9.90	to	$10.22	$4,954	2.61%	1.45%	to	2.25%	-2.65%	to	-2.11%
2008	630	$10.17	to	$10.44	$6,522	2.65%	1.45%	to	2.25%	-6.01%	to	-5.26%
2007	909	$10.82	to	$11.02	$9,950	2.31%	1.45%	to	2.25%	1.22%	to	2.04%
2006	1,672	$10.69	to	$10.80	$18,001	0.75%	1.45%	to	2.25%	7.33%	to	8.22%
2005	2,176	$9.96	to	$10.00	$21,698	(a)	1.45%	to	2.40%		(a)
ING GET U.S. Core Portfolio - Series 11
2009	609	$10.02	to	$10.40	$6,274	3.83%	1.45%	to	2.40%	-2.72%	to	-1.98%
2008	772	$10.30	to	$10.61	$8,130	2.27%	1.45%	to	2.40%	-1.90%	to	-0.93%
2007	1,072	$10.50	to	$10.71	$11,430	3.86%	1.45%	to	2.40%	-0.38%	to	0.56%
2006	1,783	$10.54	to	$10.65	$18,897	0.11%	1.45%	to	2.40%	5.29%	to	6.29%
2005	2,425	$10.01	to	$10.02	$24,279	(a)	0.95%	to	1.90%		(a)
ING GET U.S. Core Portfolio - Series 12
2009	1,567	$9.99	to	$10.34	$16,078	3.06%	1.45%	to	2.40%	-2.63%	to	-1.99%
2008	1,946	$10.26	to	$10.55	$20,401	1.62%	1.45%	to	2.40%	-8.47%	to	-7.54%
2007	3,718	$11.21	to	$11.41	$42,061	1.30%	1.45%	to	2.40%	0.54%	to	1.51%
2006	4,373	$11.15	to	$11.24	$48,943	(b)	1.45%	to	2.40%		(b)
2005	(b)		(b)		(b)	(b)		(b)			(b)

184

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING GET U.S. Core Portfolio - Series 13
2009	1,500	$9.95	to	$10.22	$15,226	3.44%	1.45%	to	2.25%	-3.68%	to	-3.04%
2008	1,853	$10.33	to	$10.54	$19,436	2.20%	1.45%	to	2.25%	0.10%	to	0.86%
2007	3,214	$10.30	to	$10.45	$33,324	0.61%	1.45%	to	2.40%	2.39%	to	3.36%
2006	4,416	$10.06	to	$10.11	$44,505	(b)	1.45%	to	2.40%		(b)
2005	(b)		(b)		(b)	(b)		(b)			(b)
ING GET U.S. Core Portfolio - Series 14
2009	1,342	$10.01	to	$10.28	$13,715	3.83%	1.45%	to	2.40%	-2.25%	to	-1.53%
2008	2,041	$10.24	to	$10.44	$21,091	1.89%	1.45%	to	2.40%	0.59%	to	1.56%
2007	2,501	$10.18	to	$10.28	$25,572	-	1.45%	to	2.40%	2.50%	to	2.80%
2006	9	$10.00			$85	(b)	0.95%	to	1.25%		(b)
2005	(b)		(b)		(b)	(b)		(b)			(b)
ING BlackRock Science and Technology Opportunities
Portfolio - Class I
2009	1,241	$3.98	to	$13.71	$5,153	-	0.70%	to	1.90%	37.46%	to	39.09%
2008	1,247	$2.88	to	$9.89	$3,743	-	0.70%	to	1.90%	-40.97%	to	-40.27%
2007	1,830	$4.86	to	$16.58	$9,192	-	0.75%	to	1.90%	16.82%	to	18.20%
2006	1,911	$4.14	to	$14.07	$8,139	-	0.75%	to	1.90%	5.24%	to	6.60%
2005	2,617	$3.92	to	$13.24	$10,507	-	0.75%	to	1.90%	9.56%	to	10.87%
ING Index Plus LargeCap Portfolio - Class I
2009	7,484	$6.66	to	$17.28	$83,587	3.04%	0.35%	to	2.25%	14.33%	to	15.80%
2008	8,508	$5.80	to	$14.93	$79,909	2.29%	0.70%	to	2.25%	-38.56%	to	-37.69%
2007	10,284	$9.42	to	$23.96	$155,324	1.17%	0.75%	to	2.25%	2.70%	to	4.22%
2006	9,664	$9.15	to	$22.99	$152,360	1.09%	0.75%	to	2.25%	11.99%	to	13.70%
2005	9,069	$8.14	to	$20.22	$161,314	1.24%	0.75%	to	1.90%	3.43%	to	4.62%
ING Index Plus MidCap Portfolio - Class I
2009	499	$8.53	to	$19.52	$8,961	1.63%	0.35%	to	1.50%	23.82%	to	24.53%
2008	527	$6.85	to	$15.69	$7,814	1.43%	0.70%	to	1.50%	-38.51%	to	-38.02%
2007	606	$11.44	to	$25.34	$14,668	0.80%	0.75%	to	1.50%	3.90%	to	4.68%
2006	724	$10.94	to	$24.21	$16,714	0.62%	0.75%	to	1.50%	7.81%	to	8.63%
2005	859	$16.06	to	$22.30	$18,302	0.44%	0.75%	to	1.50%	9.52%	to	10.34%

185

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING Index Plus SmallCap Portfolio - Class I
2009	310	$8.58	to	$14.22	$3,967	1.72%	0.35%	to	1.50%	17.13%	to 17.87%
2008	313	$7.28	to	$12.08	$3,465	0.94%	0.70%	to	1.50%	-34.53%	to -34.09%
2007	375	$15.87	to	$18.33	$6,359	0.46%	0.75%	to	1.50%	-7.63%	to -6.92%
2006	480	$11.11	to	$19.70	$8,727	0.41%	0.75%	to	1.50%	12.07%	to 13.00%
2005	614	$15.33	to	$17.45	$9,917	0.31%	0.75%	to	1.50%	6.09%	to 6.79%
ING International Index Portfolio - Class I
2009	1,025	$7.35	to	$13.82	$12,079	-	0.70%	to	1.90%	24.37%	to 25.08%
2008	36	$5.91	to	$5.94	$211	(d)	0.75%	to	1.50%		(d)
2007	(d)		(d)		(d)	(d)		(d)			(d)
2006	(d)		(d)		(d)	(d)		(d)			(d)
2005	(d)		(d)		(d)	(d)		(d)			(d)
ING International Index Portfolio - Class S
2009	5		$12.57		$60	(e)		1.25%			(e)
2008	(e)		(e)		(e)	(e)		(e)			(e)
2007	(e)		(e)		(e)	(e)		(e)			(e)
2006	(e)		(e)		(e)	(e)		(e)			(e)
2005	(e)		(e)		(e)	(e)		(e)			(e)
ING Opportunistic Large Cap Portfolio - Class I
2009	985	$8.32	to	$16.24	$13,419	1.61%	0.35%	to	1.90%	8.02%	to 8.63%
2008	334	$7.66	to	$14.95	$4,682	2.09%	0.70%	to	1.50%	-36.59%	to -36.08%
2007	398	$15.20	to	$23.39	$8,809	1.74%	0.75%	to	1.50%	1.50%	to 2.23%
2006	531	$11.05	to	$22.88	$11,521	1.42%	0.75%	to	1.50%	14.29%	to 15.15%
2005	684	$12.96	to	$19.87	$12,906	1.88%	0.75%	to	1.50%	5.44%	to 6.20%
ING Russell™ Large Cap Growth Index Portfolio – Class I
2009	2,589	$10.87	to	$11.80	$28,224	(e)	0.70%	to	1.90%		(e)
2008	(e)		(e)		(e)	(e)		(e)			(e)
2007	(e)		(e)		(e)	(e)		(e)			(e)
2006	(e)		(e)		(e)	(e)		(e)			(e)
2005	(e)		(e)		(e)	(e)		(e)			(e)

186

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING Russell™ Large Cap Index Portfolio - Class I
2009	1,693	$7.63	to	$12.22	$19,666	-	0.70%	to	2.25%	15.54% to 15.94%
2008	96	$6.63	to	$6.65	$641	(d)	0.75%	to	1.25%	(d)
2007	(d)		(d)		(d)	(d)		(d)		(d)
2006	(d)		(d)		(d)	(d)		(d)		(d)
2005	(d)		(d)		(d)	(d)		(d)		(d)
ING Russell™ Large Cap Value Index Portfolio –
Class I
2009	896	$12.10	to	$12.15	$10,879	(e)	0.95%	to	1.90%	(e)
2008	(e)		(e)		(e)	(e)		(e)		(e)
2007	(e)		(e)		(e)	(e)		(e)		(e)
2006	(e)		(e)		(e)	(e)		(e)		(e)
2005	(e)		(e)		(e)	(e)		(e)		(e)
ING Russell™ Large Cap Value Index Portfolio –
Class S
2009	132	$12.12	to	$12.13	$1,599	(e)	1.25%	to	1.40%	(e)
2008	(e)		(e)		(e)	(e)		(e)		(e)
2007	(e)		(e)		(e)	(e)		(e)		(e)
2006	(e)		(e)		(e)	(e)		(e)		(e)
2005	(e)		(e)		(e)	(e)		(e)		(e)
ING Russell™ Mid Cap Growth Index Portfolio –
Class S
2009	8	$12.06	to	$12.10	$97	(e)	0.75%	to	1.50%	(e)
2008	(e)		(e)		(e)	(e)		(e)		(e)
2007	(e)		(e)		(e)	(e)		(e)		(e)
2006	(e)		(e)		(e)	(e)		(e)		(e)
2005	(e)		(e)		(e)	(e)		(e)		(e)
ING Russell™ Mid Cap Index Portfolio - Class I
2009	16		$7.81		$123	-		0.75%		31.70%
2008	5		$5.93		$29	(d)		0.75%		(d)
2007	(d)		(d)		(d)	(d)		(d)		(d)
2006	(d)		(d)		(d)	(d)		(d)		(d)
2005	(d)		(d)		(d)	(d)		(d)		(d)

187

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING Russell™ Small Cap Index Portfolio - Class I
2009	13		$8.45		$111	-		0.75%		21.23%
2008	5		$6.97		$35	(d)		0.75%			(d)
2007	(d)		(d)		(d)	(d)		(d)			(d)
2006	(d)		(d)		(d)	(d)		(d)			(d)
2005	(d)		(d)		(d)	(d)		(d)			(d)
ING Small Company Portfolio - Class I
2009	1,554	$8.81	to	$25.47	$30,651	0.62%	0.35%	to	1.90%	20.02%	to	21.18%
2008	1,717	$7.27	to	$21.03	$27,869	1.10%	0.70%	to	1.90%	-32.37%	to	-31.57%
2007	2,343	$13.38	to	$30.74	$53,080	0.20%	0.75%	to	1.90%	3.91%	to	5.13%
2006	3,127	$13.29	to	$29.24	$68,006	0.41%	0.75%	to	1.90%	14.57%	to	15.93%
2005	3,533	$11.60	to	$25.23	$72,337	0.14%	0.75%	to	1.90%	8.21%	to	9.46%
ING U.S. Bond Index Portfolio - Class I
2009	57	$10.66	to	$10.94	$612	1.69%	0.70%	to	1.25%	4.61%	to	5.09%
2008	9	$10.19	to	$10.22	$96	(d)	0.75%	to	1.25%		(d)
2007	(d)		(d)		(d)	(d)		(d)			(d)
2006	(d)		(d)		(d)	(d)		(d)			(d)
2005	(d)		(d)		(d)	(d)		(d)			(d)
ING International Value Portfolio - Class I
2009	247	$8.50	to	$14.92	$3,357	1.38%	0.70%	to	1.50%	26.99%	to	27.64%
2008	338	$6.66	to	$11.71	$3,607	2.63%	0.70%	to	1.50%	-43.61%	to	-43.17%
2007	345	$18.07	to	$20.65	$6,503	1.89%	0.75%	to	1.50%	11.75%	to	12.58%
2006	401	$16.17	to	$18.38	$6,725	2.18%	0.75%	to	1.50%	27.52%	to	28.53%
2005	304	$12.68	to	$14.33	$3,967	2.79%	0.75%	to	1.50%	7.82%	to	8.62%
ING MidCap Opportunities Portfolio - Class I
2009	40	$9.03	to	$12.32	$475	0.21%	0.70%	to	1.25%	29.61%	to	30.12%
2008	54	$6.94	to	$9.47	$498	-	0.70%	to	1.25%	-38.42%	to	-38.10%
2007	56	$14.81	to	$15.30	$860	-	0.75%	to	1.25%	24.14%	to	24.80%
2006	34	$11.93	to	$12.26	$411	-	0.75%	to	1.25%	6.42%	to	7.00%
2005	33	$11.21	to	$11.46	$379	-	0.75%	to	1.25%	9.05%	to	9.56%

188

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
ING MidCap Opportunities Portfolio - Class S
2009	282	$9.85	to	$10.69	$2,955	0.11%	0.95%	to	1.90%	28.42%	to	29.42%
2008	336	$7.67	to	$8.26	$2,720	-	0.95%	to	1.90%	-38.88%	to	-38.27%
2007	533	$12.55	to	$13.38	$6,959	-	0.95%	to	1.90%	23.04%	to	24.23%
2006	742	$10.20	to	$10.77	$7,822	-	0.95%	to	1.90%	5.59%	to	6.63%
2005	1,074	$9.66	to	$10.10	$10,674	-	0.95%	to	1.90%	8.05%	to	9.07%
ING SmallCap Opportunities Portfolio - Class I
2009	41	$7.81	to	$13.64	$334	-	0.70%	to	1.25%	24.96%	to	25.42%
2008	67	$6.25	to	$10.89	$522	-	0.70%	to	1.25%	-35.30%	to	-34.97%
2007	41	$9.66	to	$16.79	$410	-	0.75%	to	1.25%	8.66%	to	9.31%
2006	26	$8.89	to	$15.40	$241	-	0.75%	to	1.25%	11.12%	to	11.61%
2005	11	$8.00	to	$13.81	$88	-	0.75%	to	1.25%	7.82%	to	8.34%
ING SmallCap Opportunities Portfolio - Class S
2009	287	$6.89	to	$7.47	$2,104	-	0.95%	to	1.90%	24.14%	to	24.92%
2008	320	$5.55	to	$5.98	$1,876	-	0.95%	to	1.90%	-35.84%	to	-35.14%
2007	465	$8.65	to	$9.22	$4,184	-	0.95%	to	1.90%	7.72%	to	8.73%
2006	629	$8.03	to	$8.48	$5,223	-	0.95%	to	1.90%	10.30%	to	11.29%
2005	810	$7.28	to	$7.62	$6,065	-	0.95%	to	1.90%	6.74%	to	7.78%
Janus Aspen Series Balanced Portfolio - Institutional
Shares
2009	1	$34.29			$19	5.70%		0.75%		20.53%
2008	1	$28.45			$16	-		0.75%		-16.45%
2007	1	$34.05			$23	4.55%		0.75%		9.70%
2006	1	$31.04			$21	2.16%		0.75%		9.88%
2005	1	$28.25			$19	-		0.75%		7.17%
Janus Aspen Series Enterprise Portfolio - Institutional
Shares
2009	-	$22.45	to	$24.80	$2	-	0.75%	to	1.50%	33.71%	to	34.56%
2008	-	$16.79	to	$18.43	$1	-	0.75%	to	1.50%	-44.55%	to	-44.15%
2007	-	$30.28	to	$33.00	$8	-	0.75%	to	1.50%	20.21%	to	21.10%
2006	-	$25.19	to	$27.25	$7	-	0.75%	to	1.50%	11.96%	to	12.79%
2005	-	$22.50	to	$24.16	$6	-	0.75%	to	1.50%	10.62%	to	11.44%

189

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
Janus Aspen Series Flexible Bond Portfolio – Institutional Shares
2009	-		$27.64		$3	-		0.75%		10.43%
2008	-		$25.03		$3	-		0.75%		5.26%
2007	1		$23.78		$12	8.33%		0.75%		6.21%
2006	1		$22.39		$12	4.88%		0.75%		3.47%
2005	1		$21.64		$11	-		0.75%		1.22%
Janus Aspen Series Janus Portfolio - Institutional
Shares
2009	-		$16.89		$2	-		1.50%		26.42%
2008	-	$13.36 to $14.67			$5	-	0.75% to 1.50%			-40.62% to -40.20%
2007	-	$22.50 to $24.53			$9	-	0.75% to 1.50%			13.35% to 14.25%
2006	-	$19.85 to $21.47			$8	0.49%	0.75% to 1.50%			9.73% to 10.56%
2005	-	$18.09 to $19.42			$7	-	0.75% to 1.50%			2.73% to 3.52%
Janus Aspen Series Worldwide Portfolio – Institutional Shares
2009	-	$20.58			$2	-		0.75%		29.76%
2008	-	$15.86			$2	-		0.75%		-45.06%
2007	-	$28.87			$8	-		0.75%		8.82%
2006	-	$26.53			$7	1.72%		0.75%		17.29%
2005	-	$22.62			$6	-		0.75%		5.11%
Lord Abbett Series Fund - Mid-Cap Value Portfolio – Class VC
2009	186	$8.61	to	$12.73	$1,963	-	0.35%	to	1.50%	18.64%	to 19.42%
2008	222	$7.21	to	$10.69	$2,000	1.17%	0.70%	to	1.50%	-40.23%	to -39.78%
2007	274	$14.54	to	$17.79	$4,141	0.43%	0.75%	to	1.50%	-0.95%	to -0.20%
2006	306	$11.47	to	$17.86	$4,642	0.42%	0.75%	to	1.50%	10.54%	to 11.36%
2005	434	$13.28	to	$16.06	$5,924	0.52%	0.75%	to	1.50%	6.67%	to 7.43%
Oppenheimer Global Securities/VA
2009	3		$20.56		$61	1.85%		0.75%		32.56%
2008	3		$15.51		$47	1.53%		0.75%		-40.64%
2007	3		$26.13		$84	1.20%		0.75%		5.53%
2006	3		$24.76		$83	0.98%		0.75%		16.79%
2005	3		$21.20		$72	2.12%		0.75%		13.49%

190

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
Oppenheimer Main Street Fund®/VA
2009	33	$8.14	to	$9.60	$286	1.85%	0.80%	to	1.25%	20.59%	to	20.91%
2008	35	$6.75	to	$7.94	$255	1.74%	0.80%	to	1.25%	-39.24%	to	-38.97%
2007	36	$11.11	to	$13.01	$434	0.98%	0.80%	to	1.25%	3.06%
2006	32	$10.78	to	$12.56	$381	2.21%	0.80%	to	1.25%	13.59%	to	14.08%
2005	4,588	$8.60	to	$14.43	$58,462	1.38%	0.95%	to	1.90%	3.99%	to	4.98%
Oppenheimer Main Street Small Cap Fund®/VA
2009	50	$8.99	to	$10.64	$529	0.88%	0.70%	to	1.50%	30.38%	to	31.05%
2008	47	$6.86	to	$8.12	$382	0.60%	0.70%	to	1.50%	-38.76%	to	-38.34%
2007	47	$12.90	to	$13.17	$617	0.30%	0.75%	to	1.50%	-2.71%	to	-1.94%
2006	54	$13.26	to	$13.43	$723	0.10%	0.75%	to	1.50%	13.65%	to	14.20%
2005	3	$11.72	to	$11.76	$41	(a)	0.75%	to	1.25%		(a)
Oppenheimer MidCap Fund/VA
2009	7	$6.74	to	$8.46	$56	-	0.80%	to	1.25%	22.55%	to	22.97%
2008	5	$5.50	to	$6.88	$37	-	0.80%	to	1.25%	-49.68%	to	-49.49%
2007	15	$10.93	to	$13.62	$180	-	0.80%	to	1.25%	5.00%
2006	6	$10.41	to	$12.91	$74	-	0.80%	to	1.25%	1.66%	to	2.14%
2005	2,781	$5.20	to	$16.97	$32,591	-	0.95%	to	1.90%	10.32%	to	11.25%
PIMCO Real Return Portfolio - Administrative Class
2009	544	$10.33	to	$12.78	$6,916	2.95%	0.70%	to	1.50%	14.46%	to	15.16%
2008	532	$8.97	to	$11.10	$5,888	4.40%	0.70%	to	1.50%	-8.21%	to	-7.81%
2007	383	$11.82	to	$12.04	$4,609	3.17%	0.75%	to	1.25%	9.14%	to	9.75%
2006	224	$10.75	to	$10.97	$2,452	4.26%	0.75%	to	1.50%	-0.37%	to	0.09%
2005	139	$10.87	to	$10.96	$1,526	3.42%	0.75%	to	1.25%	1.29%
Pioneer Emerging Markets VCT Portfolio - Class I
2009	375	$8.22	to	$8.60	$3,221	1.13%	0.70%	to	1.50%	61.38%	to	62.45%
2008	196	$5.06	to	$5.30	$1,033	0.51%	0.70%	to	1.50%	-58.85%	to	-58.50%
2007	225	$12.71	to	$12.77	$2,870	(c)	0.75%	to	1.50%		(c)
2006	(c)		(c)		(c)	(c)		(c)			(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)

191

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

						Investment
	Units*	Unit Fair Value			Net Assets	Income	Expense RatioB			Total ReturnC
	(000's)	(lowest to highest)			(000's)	RatioA	(lowest to highest)			(lowest to highest)
Pioneer High Yield VCT Portfolio - Class I
2009	32	$10.10	to	$11.79	$368	6.51%	0.70%	to	1.50%	49.54%	to	50.52%
2008	40	$6.71	to	$7.84	$308	7.95%	0.70%	to	1.50%	-36.33%	to	-35.90%
2007	119	$11.89	to	$12.23	$1,452	5.69%	0.75%	to	1.50%	4.53%	to	5.07%
2006	42	$11.48	to	$11.64	$480	4.35%	0.75%	to	1.25%	7.68%
2005	12	$10.81			$133	6.30%		0.75%		1.22%
Premier VIT OpCap Mid Cap Portfolio - Class I
2009	77	$7.45	to	$7.54	$581	(e)	0.75%	to	1.25%		(e)
2008	(e)		(e)		(e)	(e)		(e)			(e)
2007	(e)		(e)		(e)	(e)		(e)			(e)
2006	(e)		(e)		(e)	(e)		(e)			(e)
2005	(e)		(e)		(e)	(e)		(e)			(e)
Wanger International
2009	135	$8.02	to	$9.01	$1,095	1.33%	0.70%	to	1.25%	42.45%	to	43.24%
2008	72	$5.63	to	$6.29	$406	1.14%	0.70%	to	1.25%	-46.28%	to	-45.96%
2007	112	$10.46	to	$10.51	$1,172	(c)	0.75%	to	1.50%		(c)
2006	(c)		(c)		(c)	(c)		(c)			(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)
Wanger Select
2009	217	$8.66	to	$12.37	$2,672	-	0.70%	to	1.50%	50.25%	to	51.13%
2008	212	$5.73	to	$8.19	$1,732	-	0.70%	to	1.50%	-49.84%	to	-49.41%
2007	267	$15.75	to	$16.19	$4,305	-	0.75%	to	1.50%	7.73%	to	8.58%
2006	140	$14.62	to	$14.91	$2,085	0.29%	0.75%	to	1.50%	18.23%	to	18.80%
2005	44	$12.45	to	$12.55	$554	-	0.75%	to	1.25%	9.61%
Wanger USA
2009	36	$8.94	to	$11.48	$412	-	0.70%	to	1.50%	32.77%	to	33.63%
2008	27	$6.69	to	$8.60	$231	-	0.70%	to	1.50%	-40.59%	to	-40.11%
2007	30	$13.97	to	$14.36	$436	-	0.75%	to	1.50%	3.79%	to	4.59%
2006	42	$13.46	to	$13.73	$569	0.39%	0.75%	to	1.50%	6.53%	to	7.10%
2005	43	$12.72	to	$12.82	$552	-	0.75%	to	1.25%	10.42%

192

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements (Unaudited)

Investment
Units*	Unit Fair Value	Net Assets	Income	Expense RatioB	Total ReturnC
(000's)	(lowest to highest)	(000's)	RatioA	(lowest to highest)	(lowest to highest)

(a) As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.
(b)   As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.
(c)   As investment Division was not available until 2007, this data is not meaningful and is therefore not presented.
(d)   As investment Division was not available until 2008, this data is not meaningful and is therefore not presented.
(e) As investment Division was not available until 2009, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets.
      The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.
B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 6. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.
C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

* Includes units for annuity contracts in payout beginning in 2006.

193

PART C - OTHER INFORMATION

Item 24.	Financial Statements and Exhibits
Financial Statements:
Included in Part B:
Consolidated Financial Statements of ING Life Insurance and Annuity Company:

-	Report of Independent Registered Public Accounting Firm
-	Consolidated Statements of Operations for the years ended December 31, 2008,
2007 and 2006
-	Consolidated Balance Sheets as of December 31, 2008 and 2007
-	Consolidated Statements of Changes in Shareholder’s Equity for the years ended
December 31, 2008, 2007 and 2006
-	Consolidated Statements of Cash Flows for the years ended December 31, 2008,
2007 and 2006
-	Notes to Financial Statements
Unaudited Condensed Financial Statements of ING Life Insurance and Annuity
Company:
-	Unaudited Condensed Consolidated Statements of Operations for the three months ended September 30, 2009 and 2008, and the nine months ended
September 30, 2009 and 2008
-	Condensed Consolidated Balance Sheets as of September 30, 2009 (unaudited)
and as of December 31, 2008
-	Unaudited Condensed Consolidated Statements of Changes in Shareholder’s
Equity for the nine months ended September 30, 2009 and 2008
-	Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2009 and 2008
-	Unaudited Notes to Condensed Consolidated Financial Statements
Financial Statements of Variable Annuity Account B:
-	Report of Independent Registered Public Accounting Firm
-	Statements of Assets and Liabilities as of December 31, 2008
-	Statements of Operations for the year ended December 31, 2008
-	Statements of Changes in Net Assets for the years ended December 31, 2008 and
2007
-	Notes to Financial Statements
Unaudited Financial Statements of Variable Annuity Account B
-	Unaudited Statements of Assets and Liabilities as of September 30, 2009
-	Unaudited Statements of Operations for the nine months ended September 30,
2009
-	Unaudited Statements of Changes in Net Assets for the nine months ended
September 30, 2009 and the year ended December 31, 2008
-	Unaudited Notes to Financial Statements

(b)	Exhibits
	(1)	Distribution Agreement between ING Life Insurance and Annuity Company on behalf of Variable Annuity Account B and Directed Services, LLC, dated December 2, 2009
(Incorporated herein by reference to Pre-effective Amendment No. 1 to Registration
Statement on Form S-1, File No. 333-162140, as filed on December 31, 2009.)

(1.2)	Resolution establishing Variable Annuity Account B (“Registrant”). (Incorporated by
reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-
4, File No. 33-75986, as filed on April 22, 1996.)
(2)	Not Applicable.
(3.1)	Standard form of Broker-Dealer Agreement. (Incorporated herein by reference to Post-
Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 33-
81216, as filed on April 22, 1996.)

(3.2)	Underwriting Agreement dated November 17, 2006, between ING Life Insurance and
Annuity Company and ING Financial Advisers, LLC. (Incorporated herein by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4, File No.
33-75996, as filed on December 20, 2006.)
(3.3)	Confirmation of Underwriting Agreement. (Incorporated herein by reference to Post-
Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 33-
81216, as filed on April 11, 2006.)
(4.1)	Modified Single Premium Deferred Variable Annuity Contract (IU-IA-4017),
(Incorporated herein by reference to Initial Registration Statement on Form N-4; File
No. 333-162593, as filed on October 20, 2009).
(4.2)	IRA Endorsement (IU-RA-4024), attached.
(4.3)	Roth IRA Endorsement (IU-RA-4022), (Incorporated herein by reference to Pre-
effective Amendment No. 1 to Registration Statement on Form S-1, File No. 333-
162140, as filed on December 31, 2009).
(5.1)	Modified Single Premium Deferred Variable Annuity Contract Application (153504)
(10-2009), attached.
(6.1)	Restated Certificate of Incorporation (amended and restated as of October 1, 2007) of
ING Life Insurance and Annuity Company). (Incorporated herein by reference to ING
Life Insurance and Annuity Company Annual Report on Form 10-K, File No. 33-
23376, as filed on March 31, 2008.)
(6.2)	Amended and Restated By-Laws of ING Life Insurance and Annuity Company,
effective October 1, 2007. (Incorporated herein by reference to the ING Life Insurance and Annuity Company annual report on form 10-K, File No. 33-23376, as filed on
March 31, 2008.)
(7)	Not Applicable.
(8.1)	Fund Participation Agreement dated as of May 1, 1998, by and among Aetna Life
Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore
Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna
Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment
Management, Inc. (Incorporated herein by reference to Initial Registration Statement on
Form N-4, File No. 333-56297, as filed on June 8, 1998.)
(8.2)	Amendment dated November 9, 1998, to Fund Participation Agreement dated as of May
1, 1998, by and among Aetna Life Insurance and Annuity Company and Aetna Variable
Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc.,
Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. (Incorporated herein by reference to Post-
Effective Amendment No. 2 on Form N-4, File No. 333-56297, as filed on December
14, 1998.)
(8.3)	Second Amendment dated December 31, 1999, to Fund Participation Agreement dated as of May 1, 1998, and amended on November 9, 1998, by and among Aetna Life
Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore
Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna
Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment
Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No.
19 on Form N-4, File No. 333-01107, as filed on February 16, 2000.)
(8.4)	Third Amendment dated February 11, 2000, to Fund Participation Agreement dated as of May 1, 1998, and amended on November 9, 1998, and December 31, 1999, by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna
Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET
Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus
Investment Management, Inc. (Incorporated herein by reference to Post-Effective
Amendment No. 20 on Form N-4, File No. 333-01107, as filed on April 4, 2000.)

(8.5)	Fourth Amendment dated May 1, 2000, to Fund Participation Agreement dated as of
May 1, 1998, and amended on November 9, 1998, December 31, 1999, and February 11,
2000, by and among Aetna Life Insurance and Annuity Company and Aetna Variable
Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc.,
Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. (Incorporated herein by reference to Post-
Effective Amendment No. 20 on Form N-4, File No. 333-01107, as filed on April 4,
2000.)
(8.6)	Fifth Amendment dated February 27, 2001, to Fund Participation Agreement dated as of
May 1, 1998, and amended on November 9, 1998, December 31, 1999, February 11,
2000, and May 1, 2000, by and among Aetna Life Insurance and Annuity Company and
Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna
Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation
Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 24 on Form N-4, File No. 333-01107, as
filed on April 13, 2001.)
(8.7)	Sixth Amendment dated as of June 19, 2001, to Fund Participation Agreement dated as of May 1, 1998, and amended on November 9, 1998, December 31, 1999, February 11,
2000, May 1, 2000, and February 27, 2001, by and among Aetna Life Insurance and
Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna
Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable
Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc.
(Incorporated herein by reference to Post-Effective Amendment No. 32 on Form N-4,
File No. 33-75988, as filed on April 13, 2004.)
(8.8)	Service Agreement effective as of May 1, 1998, between Aeltus Investment
Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income
Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna
Generation portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios,
Inc. on behalf of each of its series. (Incorporated herein by reference to Initial
Registration Statement on Form N-4, File No. 333-56297, as filed on June 8, 1998.)
(8.9)	Amendment dated November 4, 1998, and effective as of October 15, 1998, to Service
Agreement effective as of May 1, 1998, between Aeltus Investment Management, Inc.
and Aetna Life Insurance and Annuity Company in connection with the sale of shares of
Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna
Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series. (Incorporated herein by reference to Post-Effective
Amendment No. 2 to Registration Statement on Form N-4, File No. 333-56297, as filed on December 14, 1998.)
(8.10)	Second Amendment dated February 11, 2000, to Service Agreement effective as of May
1, 1998, and amended on November 4, 1998, between Aeltus Investment Management,
Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares,
Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna
Generation portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios,
Inc. on behalf of each of its series. (Incorporated herein by reference to Post-Effective
Amendment No. 20 to Registration Statement on Form N-4, File No. 333-01107, as filed on April 4, 2000.)

(8.11)	Third Amendment dated May 1, 2000, to Service Agreement effective as of May 1,
1998, and amended on November 4, 1998, and February 11, 2000, between Aeltus
Investment Management, Inc. and Aetna Life Insurance and Annuity Company in
connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund,
Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation portfolios, Inc. on behalf of each of its series and Aetna
Variable Portfolios, Inc. on behalf of each of its series. (Incorporated herein by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-4, File No.
333-01107, as filed on April 4, 2000.)
(8.12)	Fourth Amendment dated as of June 26, 2001, to Service Agreement effective as of May
1, 1998, and amended on November 4, 1998, February 11, 2000, and May 1, 2000,
between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity
Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable
Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on
behalf of each of its series, Aetna Generation portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series. (Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement on
Form N-4, File No. 033-75988, as filed on April 13, 2004.)
(8.13)	Fund Participation Agreement dated April 30, 2003, among ING Life Insurance and
Annuity Company, The GCG Trust (renamed effective May 1, 2003, ING Investors
Trust) and Directed Services, Inc. (Incorporated herein by reference to Post-effective
Amendment No. 54 to Registration Statement on Form N-1A, File No. 033-23512, as
filed on August 1, 2003.)
(8.14)	Amendment dated October 9, 2006 to the Participation Agreement dated April 30, 2003 among ING Life Insurance and Annuity Company, ING Investors Trust and Directed
Services, Inc. (Incorporated by reference to Post-Effective Amendment No. 47 to
Registration Statement on Form N-4 (File No. 033-75962), a filed on November 21,
2006.)
(8.15)	Rule 22c-2 Agreement dated no later than April 16, 2007, is effective October 16, 2007, between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING
National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life
Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of
Denver Insurance Company and Systematized Benefits Administrators Inc.
(Incorporated herein by reference to Post-Effective Amendment No. 50 to Registration
Statement on Form N-4, File No. 033-75962, as filed on June 15, 2007.)
(9)	Opinion and Consent of Counsel, attached).
(10)	Consent of Independent Registered Public Accounting Firm, attached.
(11)	Not Applicable.
(12)	Not Applicable.
(13)	Authorization for Signatures. (Incorporated herein by reference to Post-Effective
Amendment No. 5 to Registration Statement on Form N-4, File No. 33-75986, as filed on April 2, 1996.)
(14)	Powers of Attorney, attached.

Item 25	Directors and Officers of the Depositor
Name	Principal Business Address	Positions and Offices with Depositor
Thomas J. McInerney	One Orange Way	Director and Chairman
Windsor, CT 06095-4774
Catherine H. Smith	One Orange Way	President and Director
Windsor, CT 06095-4774
Ewout L. Steenbergen	230 Park Avenue	Director, Executive Vice President and
	New York, NY 10169	Chief Financial Officer

Name	Principal Business Address	Positions and Offices with Depositor

Smith, Michael S.	1475 Dunwoody Drive	Director
West Chester, PA 19380
Robert G. Leary	230 Park Avenue	Director
New York, NY 10169
Donald W. Britton	5780 Powers Ferry Road, NW	Director
Atlanta, GA 30327-4390
Sue A. Collins	One Orange Way	Senior Vice President and Chief
	Windsor, CT 06095-4774	Actuary
Boyd G. Combs	5780 Powers Ferry Road, NW	Senior Vice President, Tax
Atlanta, GA 30327-4390
Brian D. Comer	One Orange Way	Senior Vice President
Windsor, CT 06095-4774
Ralph Ferraro	One Orange Way	Senior Vice President
Windsor, CT 06095-4774
Richard T. Mason	One Orange Way	Senior Vice President
Windsor, CT 06095-4774
Shawn P. Matthews	10 State House Square	Senior Vice President
Hartford, CT 06103
David S. Pendergrass	5780 Powers Ferry Road, NW	Senior Vice President and Treasurer
Atlanta, GA 30327-4390
Steven T. Pierson	5780 Powers Ferry Road, NW	Senior Vice President and Chief
	Atlanta, GA 30327-4390	Accounting Officer
Stephen J. Preston	1475 Dunwoody Drive	Senior Vice President
West Chester, PA 19380
L.J. Soong	One Orange Way	Vice President and Chief Compliance
	Windsor, CT, 06095-4774	Officer
Joy M. Benner	20 Washington Avenue South	Secretary
Minneapolis, MN 55401

Item 26.	Persons Controlled by or Under Common Control with the Depositor or Registrant

Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 46 to
Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company
Separate Account B (Form No.333-28769), as filed with the Securities and Exchange
Commission on February 19, 2010.

Item 27.	Number of Contract Owners
As of January 31, 2010, there are 0 qualified contract owners and 0 non-qualified contract owners.

Item 28. Indemnification
Section 33-779 of the Connecticut General Statutes (“CGS”) provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by
Sections 33-770 to 33-778, inclusive, of the CGS. Reference is hereby made to Section 33-771(e) of the
CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that
Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against “liability” (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-
775, the determination of and the authorization for indemnification are made (a) by two or more disinterested directors, as defined in Section 33-770(3); (b) by special legal counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify.
Also Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation. Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, ING America Insurance
Holdings, Inc. maintains a Professional Liability and fidelity bond insurance policy issued by an international insurer. The policy covers ING America Insurance Holdings, Inc. and any company in which ING America Insurance Holdings, Inc. has a controlling financial interest of 50% or more. These policies include the principal underwriter, as well as, the depositor. Additionally, the parent company of
ING America Insurance Holdings, Inc., ING Groep N.V., maintains excess umbrella coverage with limits in excess of €125,000,000. The policies provide for the following types of coverage: errors and omissions/professional liability, directors and officers, employment practices, fiduciary and fidelity.

Item 29.	Principal Underwriter
	(a)	At present, Directed Services LLC, the Registrant’s Distributor, serves as principal underwriter for all contracts issued by ING Life Insurance and Annuity Company. Directed Services LLC is the
principal underwriter for Variable Annuity Account B.

	(b)	The following information is furnished with respect to the principal officers and directors of
Directed Services LLC, the Registrant’s Distributor.

Name	Principal Business Address	Positions and Offices with Underwriter

Ann H. Hughes	1475 Dunwoody Drive, Floor 2B	President and Director
West Chester, PA 19380-1478

Shaun P. Mathews	10 State House Square	Director and Executive Vice President
Hartford, CT 06103

William L. Lowe	One Orange Way	Director
Windsor, CT 06095

Name	Principal Business Address	Positions and Offices with Underwriter

Richard E. Gelfand	1475 Dunwoody Drive	Chief Financial Officer
West Chester, PA 19380-1478

Kimberly A. Anderson	7337 E Doubletree Ranch Road,	Senior Vice President
Scottsdale, AZ 85258

Michael J. Roland	7337 E Doubletree Ranch Road,	Senior Vice President
Scottsdale, AZ 85258
Stanley D. Vyner	230 Park Avenue, 13th Floor	Senior Vice President
New York, NY 10169

William D. Wilcox	One Orange Way	Chief Compliance Officer
Windsor, CT 06095

Joseph M. O’Donnell	7337 E Doubletree Ranch Road	Investment Advisor Chief Compliance Officer
	Scottsdale, AZ 85258	and Senior Vice President

Julius A. Drelick, III	7337 E Doubletree Ranch Road	Vice President
Scottsdale, AZ 85258

William A. Evans	10 State House Square	Vice President
Hartford, CT 06103

Heather H. Hackett	230 Park Avenue, 13th Floor	Vice President
New York, NY 10169

Todd R. Modic	7337 E Doubletree Ranch Road	Vice President
Scottsdale, AZ 85258

David S. Pendergrass	7337 E Doubletree Ranch Road	Vice President and Treasurer
Scottsdale, AZ 85258

Spencer T. Shell	5780 Powers Ferry Road	Vice President and Assistant Treasurer
Atlanta, GA 30327-4390

Joy M. Benner	20 Washington Avenue South	Secretary
Minneapolis, MN 55401

Randall K. Price	20 Washington Avenue South	Assistant Secretary
Minneapolis, MN 55401

Susan M. Vega	20 Washington Avenue South	Assistant Secretary
Minneapolis, MN 55401

G. Stephen Wastek	7337 E Doubletree Ranch Road	Assistant Secretary
Scottsdale, AZ 85258

Bruce Kuennen	1475 Dunwoody Drive	Attorney-in-Fact
West Chester, PA 19380-1478

(c)	Compensation from January 1, 2009 to December 31, 2009:

2009 Net
Underwriting
Name of Principal	Discounts and	Compensation	Brokerage
Underwriter	Commission	on Redemption	Commissions	Compensation
Directed Services LLC	$0	$0	$0	$0

Item 30.	Location of Accounts and Records
All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by ING Life Insurance and Annuity Company at One Orange Way, Windsor, CT 06095-4774
and ING Americas at 5780 Powers Ferry Road, Atlanta, GA 30327-4390 and 1475 Dunwoody Drive,
West Chester, PA 19380-1478.

Item 31.	Management Services
Not Applicable.

Item 32.	Undertakings
Registrant hereby undertakes:
(i) to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;
(ii) to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information;
and
(iii) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The account meets the definition of a “separate account” under federal securities law.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ING Life Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by ING Life Insurance and Annuity Company.

The Depositor and Registrant rely on SEC regulation.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, ING Life
Insurance and Annuity Company, Variable Annuity Account B, has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf in the City of West Chester, Commonwealth of
Pennsylvania, on the 25th day of February, 2010.

By:	VARABLE ANNUITY ACCOUNT B
(REGISTRANT)

By:	ING LIFE INSURANCE AND ANNUITY COMPANY
(DEPOSITOR)

By:
Catherine H. Smith
President (Principal Executive Officer)

By:	/s/ John S. Kreighbaum
John S. (Scott) Kreighbaum as
Attorney-in-Fact

As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on February 25, 2010.

Signatures                         Titles

___________________ President and Director
Catherine H. Smith*          (principal executive officer)

___________________ Director and Chairman
Thomas J. McInerney*

___________________ Director, Executive Vice President and Chief Financial Officer
Ewout L. Steenbergen*

___________________ Senior Vice President and Chief Accounting Officer
Steven T. Pierson*

___________________ Director
Donald W. Britton*

___________________Director
Robert G. Leary*

___________________ Director
Michael S. Smith*

By:	/s/ John S. Kreighbaum
John S. (Scott) Kreighbaum as
Attorney-in-Fact

*Executed by John S. (Scott) Kreighbaum on behalf of those indicated pursuant to Powers of Attorney.

EXHIBIT INDEX

ITEM	EXHIBIT	PAGE #
24(b)(4.2)	IRA Endorsement (IU-RA-4024)	EX-99.B4.2
24(b)(5.1)	Modified Single Premium Deferred Variable Annuity Contract	EX-99.B5.1
Application (153504)
24(b)(9)	Opinion and Consent of Counsel	EX-99.B9
24(b)(10)	Consent of Independent Registered Public Accounting Firm	EX-99.B10
24(b)(14)	Powers of Attorney	EX-99.B14